Form 20-F
period 2009-12-31
IFM Investments Ltd
filed 2010-06-30
CIK 1477324

IFM Investments Limited

Annual Report on Form 20-F
2009

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 20-F
____________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-34598
____________________

IFM Investments Limited
(Exact name of Registrant as specified in its charter)
____________________

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
26/A, East Wing
Hanwei Plaza No.7, Guanghua Road, Chaoyang District
Beijing 100004, People’s Republic of China
(Address of principal executive offices)
Donald Zhang
26/A, East Wing
Hanwei Plaza No.7, Guanghua Road, Chaoyang District
Beijing 100004, People’s Republic of China
Phone: (86 10) 6561-7788
Facsimile: (86 10) 6561-3321
____________________

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
American Depositary Shares, each representing fifteen Class A ordinary shares, par value US$0.001 per share	New York Stock Exchange
____________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
____________________

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2009, we had 260,000,00 ordinary shares, par value US$0.001 per share, 200,000,000 Series A preferred shares and 111,367,270 Series B preferred shares outstanding; as of June 21, 2010, we had 606,117,475 Class A ordinary shares and 80,502,938 Class B ordinary shares, par value US$0.001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐         Accelerated filer  ☐          Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP  ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐  Other  ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No ☐

Introduction

CONVENTIONS WHICH APPLY TO THIS FORM

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“we,” “us,” “our” and “our company” refer to IFM Investments Limited, a Cayman Islands company, and its predecessor entities and its subsidiaries;

•	“ADSs” are to our American depositary shares, each of which represents fifteen (15) Class A ordinary shares;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share which include both Class A ordinary shares and Class B ordinary shares;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Unless otherwise indicated, references to our principal subsidiaries in this annual report on Form 20-F are specified as follows:

•	“Beijing Anxin” is to Beijing Anxinruide Real Estate Brokerage Co., Limited, a company incorporated in the PRC;

•	“IFM Beijing” is to Beijing Aifeite International Franchise Consultant Co., Limited, a company incorporated in the PRC;

•	“IFM BJ Broker” is to Beijing IFM International Real Estate Brokerage Co., Limited, a company incorporated in the PRC;

•	IFM Co.” is to IFM Company Limited, a company incorporated in the Cayman Islands;

•	“IFM SH” is to Shanghai Yaye Real Estate Brokerage Co., Limited, a company incorporated in the PRC;

•	“MMC BJ” is to Beijing Kaishengjinglue Guarantee Co., Limited, a company incorporated in the PRC;

•	“MMC SH” is to Shanghai Kaiyi Investment Consultant Management Co., Limited, a company incorporated in the PRC;

•	“Shanghai Ruifeng” is to Shanghai Ruifeng Real Estate Investments Consulting Co., Limited, a company incorporated in the PRC; and

•	“Shenzhen CIR” is to CIR Real Estate Consultant (Shenzhen) Co., Limited, a company incorporated in the PRC.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on December 31, 2009, which was RMB6.8259 to US$1.00, the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2009.  We make no representation that the Renminbi or dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report contains references to compound annual growth rate, which represents the rate of return on an annualized basis over the relevant time period.

CENTURY 21® is a registered trademark owned by a subsidiary of Realogy Corporation.

FORWARD-LOOKING STATEMENTS

    This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Key Information—Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

    Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our net revenues and certain cost or expense items;

•	our ability to attract clients and further enhance our brand recognition; and

•	trends and competition in the real estate services industry.

    The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial information and operating data for the periods and as of the dates indicated should be read in conjunction with our audited consolidated financial statements and related notes and “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2006 and selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our financial statements not included in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

We underwent a reorganization in 2006 to become the holding company of our various subsidiaries. Our reorganization became effective on August 24, 2006. Prior to the reorganization, we managed our franchise services business through a number of companies owned by our founders. We have not included financial information for the year ended December 31, 2005, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2006, 2007, 2008 and 2009. As our company was not created until 2006 in connection with the reorganization as described in this annual report, the preparation of consolidated financial information for our company prior to such date would require the preparation of consolidated financial information on a predecessor entity basis for the various companies comprising the operations of our company at that time. Such group would include two companies incorporated in the Cayman Islands and seven companies incorporated in the PRC. No financial accounts were prepared in accordance with US GAAP for our company or our subsidiaries, nor were consolidated accounts prepared for our company for 2005. Although accounts were prepared for each of the companies incorporated in the PRC on a basis to comply with PRC tax reporting laws and regulations, or PRC Statutory Accounting, given that it would be inappropriate to prepare accounts for the non-PRC companies on the basis of PRC Statutory Accounting, in order to fairly present consolidated financial information for 2005, our company would need to adopt uniform US GAAP accounting conventions for all nine entities, which would differ significantly from PRC Statutory Accounting.

As such, our consolidated financial statements cannot be provided on a US GAAP basis or home-country GAAP basis without unreasonable effort or expense. Furthermore, we believe that the omission of selected financial data for those years would not have a material impact on a reader’s understanding of our financial results and condition, and related trends.

	For the Years Ended December 31,
	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	(US$)(1)
	(In thousands, except per share and per ADS data)
Statement of Operations Data:
Revenue
Net revenues	38,425	189,029	273,359	651,656	95,468
Costs and Expenses
Commissions and other agent related costs	(4,620)	(82,866)	(151,550)	(289,146)	(42,360)
Operating costs	(9,914)	(79,886)	(146,457)	(119,605)	(17,522)
Selling, general and administrative expenses	(40,285)	(94,471)	(102,952)	(101,421)	(14,858)
Total costs and expenses	(54,819)	(257,223)	(400,959)	(510,172)	(74,740)
(Loss) income from operations	(16,394)	(68,194)	(127,600)	141,484	20,728
Interest income	848	1,708	4,441	2,244	329
Interest expense	(1,299)	-	-	-	-
Foreign currency exchange loss	(1,537)	(5,485)	(5,526)	(496)	(73)
(Loss) income before income tax and share of associates’ losses	(18,382)	(71,971)	(128,685)	143,232	20,984
Income tax	(799)	(394)	(2,076)	(8,275)	(1,212)
Share of associates’ losses	(373)	(409)	(1,126)	(162)	(24)
Net (loss) income	(19,554)	(72,774)	(131,887)	134,795	19,748
Non-controlling interest	1,524	(1,347)	(431)	246	36
Net (loss) income attributable to IFM Investments Limited	(18,030)	(74,121)	(132,318)	135,041	19,784
Net (loss) income per share
Basic	(0.07)	(0.31)	(0.57)	0.21	0.03
Diluted	(0.07)	(0.31)	(0.57)	0.20	0.03
Net (loss) income per ADS
Basic	(1.12)	(4.69)	(8.54)	3.11	0.46
Diluted	(1.12)	(4.69)	(8.54)	3.06	0.45
Weighted average number of ordinary shares used in per share calculations (2) :
Basic	260,000	260,000	260,000	260,000	260,000
Diluted	260,000	260,000	260,000	264,396	264,396

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.8259 to US$1.00, the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2009.

(2)
On January 4, 2010, we effected a share split whereby all of our issued and outstanding 26,000,000 ordinary shares of par value US$0.01 each, 20,000,000 Series A preferred shares of par value US$0.01 each and 11,136,727 Series B preferred shares of par value US$0.01 each were divided into 260,000,000 ordinary shares of US$0.001 par value each, 200,000,000 Series A preferred shares of par value US$0.001 each and 111,367,270 Series B preferred shares of par value US$0.001 each, respectively, and the number of our authorized shares was increased from 101,374,676 to 1,013,746,760. The share split has been retroactively reflected for all years presented herein. Each ADS represents fifteen (15) ordinary shares.

	As of December 31，
	Actual	Actual	Actual	Actual		Pro Forma As Adjusted(2)
	2006	2007	2008	2009		2009
	RMB	RMB	RMB	RMB	(US$)(1)	RMB	(US$)(1)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	110,505	331,216	176,977	334,589	49,018	-	-
Restricted cash	6,793	14,497	17,213	28,784	4,217	-	-
Accounts receivable, net	6,437	9,965	13,633	61,938	9,074	-	-
Amount due from related parties	80,789	44,068	38,110	386	57	-	-
Property and equipment, net	5,822	42,467	42,954	41,181	6,033	-	-
Intangible assets, net	27,943	26,317	29,796	27,825	4,076	-	-
Total assets	255,750	513,187	360,895	543,834	79,672	-	-
Accrued expenses and other current liabilities	38,535	52,234	53,597	130,668	19,143	-	-
Total liabilities	106,073	145,647	111,356	157,340	23,050	-	-
Convertible redeemable preferred shares	172,131	469,971	501,892	518,318	75,934	-	-
Total shareholders’ (deficit) equity	(22,454)	(102,431)	(252,353)	(131,824)	(19,312)	391,409	57,342

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.8259 to US$1.00, the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2009.

(2)
Our consolidated balance sheet data as of December 31, 2009 is adjusted to give effect to the automatic conversion of all our ordinary and preferred shares into 418,339,339 Class A and 80,502,938 Class B ordinary shares immediately prior to the closing of our initial public offering, and the issuance and sale of ADSs by us in such offering.

	For the Years Ended or as of December 31,
	2007	2008	2009

Other Financial and Operating Data:
Company-owned brokerage services
Net revenues (in thousands of RMB)	151,692	206,076	590,222
Average number of operating sales offices(1)	143	279	248
Average monthly net revenues per operating sales office (in thousands of RMB)	88.4	61.6	198.3
Mortgage management services
Net revenues (in thousands of RMB)	—	10,650	32,926
Loan amount of referred mortgages (in thousands of RMB)	—	1,879,500	5,956,100
Franchise services
Net revenues (in thousands of RMB)	37,337	56,633	28,223
Number of regional sub-franchisors as of year end	23	28	30

(1)	Equals the sum of the number of operating sales offices that existed at the end of each month in the applicable year, divided by the number of months in such year.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China, and all of our revenues and expenses are denominated in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.8259 to US$1.00, the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2009. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

The following table sets forth the noon buying rate for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by Federal Reserve Bank of New York for period ends indicated through December 2008 and the H.10 weekly statistical release of the Federal Reserve Board for period ends indicated from and after January 2009. These rates are provided solely for your convenience and will not use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	End	Average(1)	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June (through June 21, 2010)	6.7968	6.8276	6.8323	6.7968

(1)
Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to Our Business

Our business is susceptible to fluctuations in the real estate market in China, and the property market in China is volatile and at an early stage of development, which could have a material and adverse effect on our business, financial condition and results of operations.

We conduct our real estate services business primarily in China, and our business depends substantially on the conditions of the real estate market in China. The real estate market in China remains at an early stage of development, and social, political, economic, legal and other factors may affect its development. For example, the lack of a mature and active secondary market for private properties and the limited amount of mortgage loans available to individuals in China may result in fluctuations in residential real estate markets. Although demand for private residential property in China has grown rapidly in recent years, this growth has often been coupled with volatile market conditions and fluctuations in property prices. For example, the rapid expansion of the property market in major provinces and cities, such as Beijing, Shanghai and Shenzhen, in the early 1990s, led to an oversupply in the mid-1990s and a corresponding fall in property values and rentals in the second half of the decade. We believe our business has been affected by fluctuations in the real estate market in China. For instance, our average monthly net revenues per operating sales office decreased by 36% and 23% in Beijing and Shanghai respectively, from 2007 to 2008. We believe this decrease was partially due to the weakness of the real estate market in China in 2008. On the other hand, our average monthly net revenues per operating sales office increased by 321.3% and 173.4% in these cities during the year ended December 31, 2009 compared to the same period in 2008. We believe such increase was partially due to the recovery of real estate market in China during 2009. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.” The PRC property market may experience, and transaction volume may be impacted by, undersupply or oversupply and property price fluctuations caused by economic, social, political and other factors. Any future overdevelopment in the property sector or other adverse changes in the economic, political or social environment in China may result in an oversupply of properties and a decrease in property prices and overall transaction activities, which could materially and adversely affect our business, financial condition and results of operations.

In addition, as all of our company-owned sales offices are strategically located in large metropolitan areas in Beijing, Shanghai and Shenzhen, any decrease in demand or any other adverse developments in these regions may materially and adversely affect our business, financial condition and results of operations.

Adverse developments in general business and economic conditions could have a material and adverse effect on our business, financial condition and results of operations.

Our business and operations are sensitive to general business and economic conditions globally and in China. These include short-term and long-term interest rates, inflation or deflation, fluctuations in debt and equity capital markets, consumer confidence and the general condition of the PRC and world economies. Certain recent adverse developments in the global financial markets have impacted the global economy. These developments include, among others, a general slowdown of economic growth in China, the U.S. and elsewhere globally, and substantial volatility and tightening of liquidity in financial and real estate markets. Numerous general business and economic factors could contribute to a real estate market downturn and adversely affect our business, including: (1) any systemic weakness in the banking and financial sectors; (2) any substantial declines in the stock markets or continued stock market volatility; (3) any increase in levels of unemployment; (4) a lack of available credit and lack of confidence in the financial sector; and (5) any general economic downturn in China or the global economy. Adverse developments in these general business and economic conditions could have a material and adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by any government measures influencing China’s real estate industry.

The real estate market in China is typically affected by changes in government policies affecting the financial markets and related areas. In the past, the PRC government has adopted various administrative measures to restrain what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China has experienced rapid and significant growth. In 2007, home sales and prices in China rose rapidly to unprecedented levels, culminating in a housing downturn beginning in late 2007 due to the PRC government’s intervention in the real estate market to stabilize market prices and reduce market speculation. Although home sales and prices in China recovered in 2009, the PRC real estate market could experience a prolonged downturn in the future, which could have a material and adverse impact on our business, financial condition and results of operations. The PRC government has promulgated a series of policies since late 2009 to cool down what is considered to be an over heated real estate market.  These policies have aimed to stem rising prices by targeting financing rules, multiple-unit ownership and tax policy.  Particularly, under the Circular on Determined Suppression of the Exceedingly Rapid Rise of Certain Urban Housing Prices, issued by the State Council on 17 April 2010, high down payment will be required if a family (including the borrower, spouse and minor children) purchases its first unit of self-occupied residential premises with a floor area of 90 square meeters or more, and higher down payment and loan interest will be imposed if a family purchases a second unit of residential premises.  Meanwhile, in regions where the prices of commodity residential premises are exceedingly high or rising too rapidly, or where property is in short supply, commercial banks may suspend the grant of mortgage loans for purchase of a third unit or more of residential premises according to the risk position, and for non-local residents failing to provide at least one year's proof of local tax payment or social insurance contributions.  These measures could affect the demand for real estate and thus adversely affect our real estate service business.  Any of the following could cause a decline in home sales and prices or the related revenue we generate from our business:

•	any contractionary monetary policy adopted by the PRC government, including any significant rise in interest rates;

•
any adverse development in the credit markets and/or mortgage financing markets resulting from PRC government policies, such as the recent announcement in April 2010 regarding the stringent down-payment and interest rate requirements aimed at curtailing multiple home buyers;

•
any significant increase in transaction costs as a result of changes in PRC government policies regarding real estate transaction taxes, such as the recent announcement regarding the reinstatement of a sales tax on residential property sales by individuals within five years of purchase;

•
any adverse change in PRC government policies regarding the acquisition and/or ownership of real estate property, such as recently announced restrictions since April 2010 on the purchase of multiple homes for residents and non-residents in Beijing;

•	any adverse change in PRC national or local government policies or practices regarding brokerage, referral or franchise business or related fees and commissions; or

•	any other PRC government policies or regulations that burden real estate transactions or ownership.

We experienced net losses for the years ended December 31, 2007 and 2008, and there is no assurance that we will be profitable in the future.

During the years ended December 31, 2007 and 2008, we experienced net losses of RMB72.8 million and RMB131.9 million, respectively, primarily due to expenses arising from the addition of a significant number of company-owned sales offices and, to a lesser extent, in 2008, the effects of the global economic downturn on the real estate industry in China. Consequently, our accumulated deficit was RMB268.0 million and RMB135.2 million as of December 31, 2008 and December 31, 2009, respectively. We expect to continue to increase costs and operating expenses as we implement initiatives to continue to grow our business, particularly our company-owned brokerage services business. If our net revenues do not increase to offset any expected increases in costs and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. Net revenues in future periods could decline or grow more slowly than we expect. Although we had net income of RMB134.8 million for the year ended December 31, 2009, we cannot assure you that we will be profitable in the coming year, or that we will be able to maintain profitability in the future.

We do not own the CENTURY 21® brand and our right to use the CENTURY 21® brand is subject to risks and limitations.

Realogy owns the CENTURY 21® brand and system. Through our wholly owned subsidiary IFM Company Limited, or IFM Co, we hold the exclusive right to franchise, manage and operate the CENTURY 21 ® franchise network in China. Our interests and business strategies could be different from those of Realogy. See “Item 4. Information on the Company – B. Business Overview—Our Relationship with Realogy.” Any adverse development in our relationship with Realogy could have a material and adverse effect on our business, financial condition and results of operations.

Our rights to use the CENTURY 21® brand are set forth in our master sub-franchise agreement with Realogy. The master sub-franchise agreement has a term of 25 years starting from March 2000, extendable at our election for additional terms of 25 years upon payment of renewal fees. As contractual rights, our rights to use the CENTURY 21 ® brand remain subject to the risks and limitations customarily associated with contractual relationships, including but not limited to, a party’s right to terminate the agreement in the event the other party materially breaches the agreement, a party’s right to terminate in certain specified circumstances, and the risk that the contract may be voided if either party were to enter bankruptcy or a similar restructuring process. An agreement could be rejected in connection with a bankruptcy of another party thereto if, in the business judgment of a trustee of a party, as debtor-in-possession, rejection of the contract would benefit a party’s estate. A bankruptcy by our licensor or any owner of the CENTURY 21 ® trademarks or system know-how could impede our right to use the CENTURY 21 ® brand and system. Any such adverse development could result in, among other things, an inability to use the CENTURY 21 ® brand and system, incurrence of material expenses in connection with building our brand or acquiring another brand to support our company-owned brokerage business and franchise services business, payment of fees or compensation relating to settlements with the regional sub-franchisors or franchisees that terminate their franchise relationships with us, or diminished market recognition, any or all of which could have a material and adverse effect on our business, financial condition and results of operations.

If the value of the CENTURY 21® brand or image diminishes, it could have a material and adverse effect on our business, financial condition and results of operations.

We believe the CENTURY 21® brand is associated with leadership in integrated and high quality real estate services among real estate market participants in China. The CENTURY 21 ® brand is important to our operations. Our continued success in maintaining and enhancing the CENTURY 21 ® brand and our image depends on our ability to satisfy customer needs by further developing and maintaining the quality of our services across our operations, as well as our ability to respond to competitive pressures. If we were unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers or the commission or franchise fees that we charge could decline, and we could face difficulties in attracting and retaining regional sub-franchisors, franchisees or sales professionals. If the value of the CENTURY 21 ® brand diminishes globally or in China, our business, financial condition and results of operations may be materially and adversely affected.

Any failure to protect our brand, trademarks and other intellectual property rights could have a negative impact on our business.

We believe the CENTURY 21® brand owned by Realogy and the trade secrets, copyrights and other intellectual property rights owned by us are important to our success. Any unauthorized use of these intellectual properties could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application and enforcement of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks. If we are unable to adequately protect the intellectual property rights that we own or use, we may lose these rights and our business, financial condition and results of operations may be materially and adversely affected.

Our continuing reliance on our information systems, which include our proprietary Sales Information System, or SIS, and our Human Resource and Commission Information System, or HCIS, each of which is copyright protected, depends in large part on retaining our proprietary rights to these information systems. We have also imposed contractual obligations on employees and consultants and taken other precautionary measures to maintain the confidentiality of our proprietary information, and have restricted the use of that proprietary information other than for our company’s benefit. If the copyrights for our information system are infringed, or our sales professionals, staff and consultants otherwise do not honor their contractual obligations and misappropriate our information systems, databases or other proprietary information, our business, financial condition and results of operations may be materially and adversely affected.

Competition in the real estate brokerage business in China is intense and may adversely affect our business, financial condition and results of operations.

Competition in the real estate brokerage business in China is intense, especially in the densely populated areas. We primarily compete with Centaline (China) Property Consultants Limited in the Beijing, Shanghai and Shenzhen markets for secondary real estate brokerage business, and to a lesser extent, with E-house (China) Holdings Limited in these cities for primary real estate brokerage business. We also compete with regional competitors in each of the regions where we own and operate sales offices. Some of these companies may have greater financial resources than we do, including greater marketing budgets and technological advantages. In addition, the secondary real estate brokerage industry has low capital commitment requirements for small operations, lowering the barriers to entry for new participants, especially participants pursuing alternative methods of marketing real estate, such as internet-based listing services. Real estate brokers compete for sales and marketing business primarily on the basis of the services offered, reputation, brand recognition, personal contacts, local expertise and brokerage commission rates. Any decrease in the market average brokerage commission rate may adversely affect our net revenues and profits. We also compete for the services of qualified sales professionals. Such competition could reduce commissions retained by our company after giving effect to the split with sales professionals and could increase the amounts that we spend on recruiting and retaining sales professionals.

We face competition in the franchise services business.

For our franchise services business, our products consist of our brand name and the support services we provide to our regional sub-franchisors and franchisees. We compete with regional and local real estate brokerage brand franchisors. In addition, other international real estate services brand franchisors, such as Coldwell Banker, have entered or plan to enter into the China market. Upon the expiration of a franchise agreement, a franchisee may choose to obtain a franchise from one of our competitors or operate as an independent broker. Competitors may offer our regional sub-franchisors and franchisees whose franchise agreements are expiring similar or better products and services at rates lower than what we or our regional sub-franchisors charge. To remain competitive in the sale of franchises and to retain our existing regional sub-franchisors and franchisees, we may have to reduce the fees we charge our regional sub-franchisors or franchisees.

We face competition in the mortgage management services business.

We face competition in the mortgage management services business from in-house mortgage management teams of our competitors in the brokerage business, commercial banks and specialized mortgage management services providers. Additionally, there may be adverse changes in national or local mortgage and banking practices, such as a recent agreement among certain commercial banks in Shanghai and Beijing to collectively cease to pay mortgage referral commissions in connection with secondary real estate transactions. Any increase in the level of competition or any negative development described above could materially and adversely affect our business, financial condition and results of operations.

If our company-owned or franchised sales offices fail to obtain or maintain licenses or permits necessary to engage in the real estate brokerage business, our business, financial condition and results of operations could be materially and adversely affected.

Our company-owned sales offices and franchised sales offices are required to obtain and maintain certain licenses and permits to engage in the real estate brokerage business. We and our regional sub-franchisors also need licenses and permits to operate our CENTURY 21 ® franchise network in China.

These licenses and permits are typically required to be renewed every one or two years. We are also subject to numerous national, provincial and local laws and regulations specific to the services we provide. If we or our regional sub-franchisors or franchisees fail to obtain or maintain the licenses and permits for conducting our company-owned brokerage or franchise services businesses required by law, the relevant governmental authorities may order us to suspend relevant operations or impose fines or other penalties. There is no assurance that we, our company-owned sales offices or our franchised sales offices will be able to obtain or renew these licenses in a timely manner, or at all.

Regional sub-franchisors and franchisees could take actions that could harm our business.

We do not own or control certain of our regional sub-franchisors and franchisees. These regional sub-franchisors and franchisees may not operate their business in a manner consistent with our standards, or may not hire and train qualified sales professionals and other employees. If these regional sub-franchisors or franchisees were to provide a diminished quality of service to their customers, our brand, reputation and goodwill may suffer. Additionally, our regional sub-franchisors and franchisees may engage in or be accused of engaging in unlawful or tortious conduct. Such conduct, or the accusation of such conduct, could harm our brand image, reputation or goodwill. Any of these incidents could in turn materially and adversely affect our business, financial condition and results of operations.

Our regional sub-franchisors and franchisees owned by independent business operators may from time to time disagree with our interpretation of our respective rights and obligations under the franchise agreements or fail to make timely service fees payments thereunder. This has led to disputes among the regional sub-franchisors, the franchisees and us in the past. We expect such disputes to occur from time to time in the future as we continue to offer franchise rights to third parties. To the extent we have such disputes, the attention of our management and our regional sub-franchisors or the franchisees will be diverted and our reputation may suffer as a result. Any of the aforementioned situations could have a material and adverse effect on our business, financial condition and results of operations.

The loss of any members of our senior management or other key sales professionals and staff could adversely affect our financial performance.

Our success depends on the continued service of our key executive officers, particularly Mr. Donald Zhang and Mr. Harry Lu. We do not carry key man life insurance on any of our personnel. The loss of the services of one or more members of our senior management team could hinder our ability to effectively manage our business and implement our growth strategies. If we lose the services of any of our key executive officers, we cannot assure you that we will be able to appoint or integrate adequate replacement personnel into our operations in a timely manner. Our failure to do so could in turn disrupt our operations and the growth of our business.

Our success largely depends on the efforts and abilities of our senior management team and the management teams of regional sub-franchisors and sales offices owned and operated by us. Our ability to retain our management teams is generally subject to numerous factors, including the compensation packages we offer and our ability to maintain a cohesive company culture and other factors. Any prolonged downturn in the real estate market and any cost cutting measures we implement could result in significant attrition among our current managers. If any member of our senior management team or other key sales professionals and staff joins a competitor or forms a competing company, we may lose customers, key sales professionals and staff, and we may not be able to promptly fill their positions with comparably qualified individuals without a significant increase in costs. Any of the foregoing adverse developments could materially and adversely affect our business, financial condition and results of operations.

We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.

We have been, and may in the future be, a party to litigation and other proceedings filed by or against us, including actions relating to intellectual property, franchise or sub-franchise arrangements with our regional franchisors or franchisees, or vicarious liability based upon the conduct of our individual sales professionals and staff or agents. For example, we have occasionally resorted to litigation against certain of our regional sub-franchisors with whom we have terminated our relevant sub-franchise relationship for the sub-franchisor’s material breach of the regional sub-franchise agreement. In addition, we have litigated against third parties who have infringed the CENTURY 21 ® trademark. Although we have historically been successful in such litigation, we cannot predict the cost of such proceedings or their ultimate outcome, including any remedies or damages that may be awarded, and adverse results in such litigation and other proceedings may harm our business, financial condition and results of operations.

We are subject to risks related to the interim guarantees that we provide to our mortgage management services customers in Beijing.

As is customary in the mortgage management industry in Beijing, we provide interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers prior to the time when the mortgage registration certificate is issued to the bank by the applicable property registry. See “Item 4. Information on the Company—B. Business Overview—Our Services—Mortgage Management Services.” If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, we may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank. If multiple home buyers default on their payment obligations at around the same time, we will be required to make significant payments to the banks to satisfy our guarantee obligations. If we are unable to recover the amounts paid with respect to our guarantees, we will suffer financial losses. As of December 31, 2008 and December 31, 2009, the contingent guarantee obligation in connection with our provision of interim guarantees amounted to RMB227.8 million and RMB718.7 million, respectively. We have not experienced any losses associated with our interim guarantees for the years ended December 31, 2007, 2008 and 2009. If substantial and widespread defaults by our customers occur at the time when the real estate market deteriorates rapidly and for a sustained period and we are called upon to honor our guarantees, our financial condition and results of operations will be materially and adversely affected.

We rely on our information systems to operate our business and maintain our competitiveness, and any disruption to it could harm our business.

Our business depends upon the use of information systems, including systems providing real-time and in-depth management and sales information and support to our network of sales offices and marketing efforts. We rely significantly on our in-house information technology team with support from third-party outsourcing firms, to develop, maintain and regularly upgrade our information systems. In addition, some operations of these information systems depend upon third party technologies, systems and services. We cannot assure you that we will continue to have access to the products or services provided by our third party providers on commercially reasonable terms, or at all. We also cannot assure you that we will be able to continue to effectively operate and maintain our information systems, or to effectively retain our key personnel for the maintenance and management of our information systems.

In addition, we expect to refine and enhance our information systems on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. We may not be able to replace our existing information systems or introduce new information systems as quickly as our competitors or in a cost-effective manner.

In addition, our information systems are vulnerable to damage or interruption from various causes, including (1) natural disasters, war and acts of terrorism, (2) power losses, computer system failures, internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events and (3) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. While we maintain certain disaster recovery capabilities for critical functions in most of our businesses, these capabilities may not successfully prevent a disruption to or material and adverse effect on our businesses or operations in the event of a disaster or other business interruption. Any extended interruption in our information systems could significantly reduce our ability to conduct our business and generate revenue. Additionally, we do not carry business interruption insurance for any losses that may occur.

If we cannot manage our growth, our operating results or profitability could be materially and adversely affected.

We have experienced substantial growth since we began operations in 2000. Our net revenues amounted to RMB38.4 million in 2006, RMB189.0 million in 2007, RMB273.4 million in 2008, and RMB651.7 million in 2009. We intend to continue to expand our operations, which will continue to place substantial demands on our managerial, operational, financial, technological and other resources. Our planned expansion will also place significant demands on us to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. During our expansion, we may also face other difficulties as a result of a number of factors, many of which are beyond our control, such as any general unfavorable conditions in the real estate market, cost overruns due to price increases by third party vendors or delays or denials of required approvals by relevant government authorities. As a result, our operating results or profitability could be materially and adversely affected.

We may not be successful in our business expansions through future acquisitions.

We have established our company-owned brokerage services business in Shanghai and Shenzhen through acquisitions. In territories where we do not have company-owned sales offices, one of our expansion strategies is to establish our own brokerage services business by acquiring existing chains of sales stores or regional sub-franchisors when their operations become mature and profitable. However, our experience in Shanghai and Shenzhen may not be replicable in other areas of China. The success of our acquisition strategy will also depend upon our ability to negotiate with acquisition targets on favorable terms, and to finance and complete these transactions.

We also need to effectively integrate newly-acquired brokerage businesses into our existing operations, which may involve complex operational and personnel-related challenges, including rectifying possible inconsistencies in standards, controls, procedures and policies, maintaining important business relationships, overcoming local cultural differences, and controlling unanticipated expenses related to such integration. We may also incur material costs relating to such integration. A prolonged diversion of management’s attention and any delays or difficulties we encounter in connection with the integration of any business that we have acquired or may acquire in the future could prevent us from realizing the anticipated cost savings and revenue growth from our acquisitions.

We may be unable to obtain adequate financing to fund our capital requirements.

We expect that over the next several years, a substantial portion of our cash flow will be used to finance the expansion of our company-owned brokerage services business to increase our market share in existing markets and to expand our geographical presence. Although we anticipate that our available funds and expected cash flows from operations will be sufficient to meet our cash needs for at least the next twelve months, this assumption is based on management’s ability to successfully execute its business plan, which includes increasing sales, generating positive operating cash flows and obtaining additional funding to support longer term capital requirements. We cannot assure you that we will obtain such financing at a reasonable cost or at all. Our inability to finance our planned capital expenditures or future acquisitions could materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully execute our business development strategy, which could have a material and adverse effect on our business, financial condition and results of operations.

We plan to continue to expand our business into new geographical areas in China and to enter into new businesses to diversify our portfolio of products and services. Because China is a large and diverse market, home buying trends and demands may vary significantly by region, and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets. Therefore, we may not be able to successfully execute our business development strategy, which could have a material and adverse effect on our business, financial condition and results of operations.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

Risks associated with our businesses and operations include but are not limited to claims for wrongful acts committed by our sales professionals, disputes with our regional sub-franchisors or franchisees that we do not own, the loss of intellectual property rights or the failure of information technology systems crucial to our operations, the loss of key personnel and risks posed by natural disasters. Any of these risks may result in significant losses. We maintain insurance coverage we consider customary in China for the industry in which we operate and in compliance with the insurance requirements imposed on us by our master sub-franchise agreement with Realogy. However, we cannot assure you that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our existing insurance policy on a timely basis or at all.

 If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

When preparing our consolidated financial statements for the years ended December 31, 2007 and 2008, we noted one material weakness in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

Prior to our initial public offering, we were a private company with limited accounting and other resources with which to adequately address our internal controls and procedures. When preparing our consolidated financial statements for the years ended December 31, 2007 and 2008, we noted one material weakness in our internal control over financial reporting relating to a lack of sufficient resources to perform period-end financial reporting procedures, address complex accounting issues under US GAAP and prepare and review financial statements and related disclosures under US GAAP. This material weakness resulted in adjustments to the company’s consolidated financial statements for the years ended December 31, 2007 and 2008.

If the material weakness is not remedied or recurs, or if we identify additional weaknesses or fail to timely and successfully implement new or improved controls, our ability to assure timely and accurate financial reporting may be adversely affected, we may be required to restate our financial statements, and we could suffer a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders, or otherwise harm our reputation.

Seasonality in the real estate market could adversely affect our business.

The real estate brokerage business is subject to seasonal fluctuations. Historically, real estate brokerage revenues and transaction volumes have generally been low during January and February as well as the late summer months in China. However, many of our expenses, such as those relating to leasing, administrative or sales and marketing efforts, are fixed and cannot be reduced during a seasonal slowdown. As a result, our operating results have fluctuated from quarter to quarter. These fluctuations are likely to continue and operating results for any period may not be indicative of our performance in any future period. If our operating results for any quarterly period fall below investor expectations or estimates by securities research analysts, the trading price of our ADSs may decline.

Our corporate actions are substantially controlled by Mr. Donald Zhang and Mr. Harry Lu.

As of the date of this annual report, Mr. Donald Zhang, our chairman and chief executive officer, and Mr. Harry Lu, our vice chairman and president, beneficially own approximately 38.4% of our outstanding shares. Accordingly, Messrs. Zhang and Lu have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to U.S. issuers, including the requirements that a majority of an issuer’s directors consist of independent directors. This may afford less protection to our holders of ordinary shares and ADSs.

Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among other things, a majority of its board members be independent and a nominating and corporate governance committee consisting solely of independent directors. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors will not consist of independent directors as long as we rely on the foreign private issuer exemption, fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.

An occurrence of a widespread health epidemic or other outbreaks could have a material and adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected by the effects of Influenza A virus subtype H1N1, or A (H1N1), Severe Acute Respiratory Syndrome, or SARS, avian influenza or other epidemics or outbreaks on the economic and business climate. A prolonged outbreak of A (H1N1), any recurrence of SARS, avian influenza or other adverse public health developments in China or elsewhere in the world could have a material and adverse effect on our business operations. Such outbreaks could significantly impact the real estate market and cause a temporary closure of our facilities. Such impact or closures would severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our operations could be disrupted if any of our sales professionals, staff or customers were suspected of having

A (H1N1), SARS or avian influenza, since this could require us to quarantine some or all of our sale professional and staff or disinfect our facilities and may deter our customers or potential customers from visiting our sales offices. In addition, our business, financial condition and results of operations could be adversely affected to the extent that A (H1N1), SARS, avian influenza or other outbreak harms the global or Chinese economy in general.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

We conduct substantially all of our business operations in China. As the real estate sector is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. In 2008 and 2009, however, in response to the global financial crisis, the PRC government has loosened such requirements. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the real estate market in China, which could materially and adversely affect our business.

We rely principally on dividends and other distributions on equity paid by our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are an offshore holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including for the service of any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC operating subsidiaries.

We may make loans to our PRC subsidiaries. Any loans to or investments in our PRC subsidiaries are subject to approval by or registration with relevant governmental authorities in China. We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC operating subsidiaries may be subject to the approval of the PRC Ministry of Commerce or its local branches. We may not obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in the value of the RMB may have a material and adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded stably within a narrow range against the U.S. dollar.

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. Any significant fluctuations in the exchange rate between the Renminbi and the U.S. dollar may materially and adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on our ADSs in U.S. dollars. Any fluctuations in the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from State Administration of Foreign Exchange by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. This could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents may subject our PRC resident beneficial owners to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

China has regulations that subject our PRC subsidiaries to additional restrictions if we have beneficial owners of our company who are PRC residents that have not properly filed with authorities in China. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.” Currently, we do not have beneficial owners whom we know to be PRC residents. However, we cannot provide any assurances that any PRC resident who becomes our beneficial owner in the future will be able to comply with relevant State Administration of Foreign Exchange of the PRC, or SAFE regulations in a timely manner, or at all. Any failure or inability of our PRC resident beneficial owners to comply with the registration procedures may subject such PRC resident beneficial owners to certain fines and legal sanctions, restrict our cross-border investment and financing activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign exchange-denominated loans.

As it remains uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval processes with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our business, financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject our PRC stock incentive plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued Implementing Rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC sales professionals and staff who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Any change in the preferential tax treatment we currently enjoy in the PRC may have an adverse impact on our business, financial condition and results of operations.

Our PRC subsidiaries are subject to the corporate income tax with the tax rate of 25% except for Shanghai Ruifeng, Shanghai Anshijie Real Estate Consultant Co., Ltd. and Shenzhen CIR which enjoy a preferential tax rate of 20% in 2009, and Beijing Huachuangxunjie Technology Co., Ltd, or Huachuang, which enjoys a corporate income tax exemption in 2009. We expect that our tax payments will increase in 2010 and will further increase following the expiry of the above preferential tax treatment in 2013. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Taxation.”

Various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Starting from the year 2007, we are required to accrue taxes for these contingencies and other uncertain tax positions taken by us. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of these preferential tax treatments and any retroactive imposition of higher taxes could have an adverse effect on our business, financial condition and results of operations.

Dividends payable to us by our PRC subsidiaries and gain on sale of our shares may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new CIT Law.

Under the new Corporate Income Tax Law, or CIT Law and its implementation rules, all domestic and foreign invested companies are subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders that are “non-resident enterprises” and any gain realized on the transfer of ADSs or shares by such shareholders will be subject to a withholding tax at the rate of 10% unless a treaty otherwise provides.

It is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises” or individuals, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected. With the newly imposed 5% or 10% PRC dividend withholding tax, depending on the tax jurisdiction of the receiver, we will incur incremental PRC tax liabilities when PRC profits are distributed to ultimate shareholders.

In addition, under the CIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore may be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” If we become a PRC resident enterprise under the new PRC tax system and receive income other than dividends, our profitability and cash flow would be adversely impacted due to our worldwide income being taxed in China under the new CIT Law.

Foreign ownership of real estate agency and brokerage businesses in China is restricted under recent PRC regulations. This may limit our ability to establish our new PRC operating entities or to increase the registered capital of existing entities in the future.

On October 31, 2007, the PRC National Development and Reform Committee of China and the Ministry of Commerce of China jointly promulgated the amended Foreign Investment Industrial Guidance Catalogue, or the Catalogue, which came into effect on December 1, 2007. According to the Catalogue, real estate agency companies and real estate brokerage companies are classified to be in the restricted category of foreign investment industries.

Our PRC legal counsel, Jun He Law Offices, is of the opinion that only new real estate agency and brokerage businesses established after December 1, 2007, or any existing real estate agency and brokerage businesses that require new approvals from the Ministry of Commerce or its local branch in order to increase their registered capital or conduct an equity transfer, would be effected by the Catalogue. It may be difficult or take a long time for us to obtain any approvals from the Ministry of Commerce or its local branch in order to establish our new PRC operating entities or to increase the registered capital of existing entities in the future. We cannot assure you that, if we are required to seek such approvals in the future, we will be able to obtain them from the Ministry of Commerce or its local branch on a timely basis, or at all.

Uncertainties with respect to the Chinese legal system could have a material and adverse effect on us.

The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements are relatively new and are often changing, and their interpretation and enforcement involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the PRC legal system. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all. An inability to obtain such permits or authorizations may have a material and adverse affect on our business, financial condition and results of operations.

The implementation of the PRC Labor Contract Law and the Implementation Regulation for the PRC Labor Contract Law may increase our operating expenses and may materially and adversely affect our business, financial condition and results of operations.

As the PRC Labor Contract Law, or Labor Contract Law, and its Implementation Regulation for the PRC Labor Contract Law, or Implementation Regulation, have been enforced for only a very short time, substantial uncertainty remains as to its potential impact on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations of Labor Contracts”. The implementation of the Labor Contract Law and the Implementation Regulation may increase our operating expenses, in particular our human resources costs and our administrative expenses. In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our sales professionals and staff, the Labor Contract Law may limit our ability to effectuate the modifications or changes in the manner that we believe to be most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations.

If we fail to satisfy the regulatory requirements for provision of interim guarantees, our business, financial condition and results of operations could be materially and adversely affected.

On February 3, 2009, the State Council issued the Notice on Further Specifying the Supervisory Functions for Financing Guarantee Business, which authorized several PRC governmental bodies, led by the China Banking Regulatory Commission, to study and adopt regulatory policies and rules for the development of financing guarantee businesses in China. The provincial governmental bodies in China are authorized to adopt local regulatory rules for financing guarantee businesses within their respective jurisdictions. As of December 31, 2009, no specific rules regulating guarantee businesses have been adopted. However, we cannot assure you that we will be able to satisfy or comply with any new regulatory requirements adopted by the PRC government or provincial governmental bodies in the future. Our business, financial condition and results of operations could be materially and adversely affected by our failure to do so.

Risks Related to Our ADSs

We may be classified as a passive foreign investment company, or PFIC,  for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

Based on composition of our income and assets, we may be classified as a PFIC for the current taxable year if the price of our ADSs or ordinary shares continue to decline and we continue to hold a substantial portion of the cash raised in our initial public offering as liquid assets.  If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation – United States Federal Income Taxation”) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see the section titled “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation – Passive Foreign Investment Company Considerations.”

The market price for our ADSs may be volatile.

In addition to the volatility in the price of our ADSs which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities or incurrence of additional indebtedness could result in additional dilution to our shareholders or increase our debt service obligations.

Historically, we have relied principally on our operational sources of cash, as well as external sources of financing to fund our operations and capital expansion needs. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity, equity-linked or debt securities or enter into a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report we have 686,620,413 ordinary shares outstanding. The 12,487,500 ADS representing 187,312,500 Class A Ordinary Shares are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, 499,307,913 ordinary shares will be available for sale, upon the expiration of the applicable lock-up period, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The lock-up restrictions on each of our existing shareholders prior to our initial public offering will expire July 27, 2010. Any or all of these shares can be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for our initial public offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares will have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our articles of association contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms which may delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as otherwise described, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs evidenced by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands. We conduct substantially all of our operations in China through the subsidiaries in China directly or indirectly owned by us. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or PRC court if you believe that we or our officers have infringed your rights under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Item 4.  INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We became the exclusive franchisor of the CENTURY 21® brand in China on March 22, 2000 through IFM Company Limited, or IFM Co., a Cayman Islands company controlled by one of our founders, Mr. Donald Zhang. See “Item 4. Information on the Company—B. Business Overview—Our Relationship with Realogy.” Since then, we have worked to build the CENTURY 21 ® brand and our franchise network of CENTURY 21 ® sales offices in China.

We underwent a reorganization and introduced Goldman Sachs Strategic Investments (Asia) L.L.C., or Goldman Sachs Strategic Investments, as an investor to develop our company-owned brokerage services business in 2006. In connection with the reorganization, we incorporated IFM Investments Limited, our company in the Cayman Islands on November 30, 2005 to be the holding company of our various subsidiaries, including IFM Co. In consideration for the contribution of all issued and outstanding shares of IFM Co., our founders received all of the issued and outstanding shares of our company. On August 24, 2006, which is the effective date of our reorganization, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 200,000,000 Series A preferred shares to Goldman Sachs Strategic Investments for US$22.0 million. After this investment, we began to develop our company-owned brokerage services business. In October 2006, we incorporated Beijing Anxin to develop our company-owned sales offices in Beijing. In the same month, we also acquired 14 sales offices from a third party in Shanghai through Shanghai Ruifeng to develop our company-owned brokerage services business in Shanghai. In 2008, we began managing our mortgage management services in Beijing and Shanghai as a separate segment.

On October 19, 2007, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 105,253,600 Series B preferred shares to GL Asia Mauritius II Cayman Limited, for US$40.0 million. On February 21, 2008, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 6,113,670 Series B preferred shares to Realogy, for approximately US$2.3 million.

As part of our reorganization, Xinye, a PRC wholly-owned foreign enterprise controlled by our founders, Mr. Donald Zhang and Mr. Harry Lu, agreed to transfer its 51% equity interests in IFM SH, 11.15% equity interests in IFM Beijing, 10% equity interests in Xiamen, 15% equity invest in Shandong and 10% equity interests in Xian, to us. Xinye completed its transfer of the Shandong interests to us on December 4, 2006, the IFM SH interests on December 4, 2008, the IFM Beijing interests on August 12, 2008, the Xiamen interests on December 26, 2008 and the Xian interests on February 9, 2009.

On January 4, 2010, we effected a share split whereby all of our issued and outstanding 26,000,000 ordinary shares of par value US$0.01 per share, 20,000,000 Series A preferred shares of par value US$0.01 per share and 11,136,727 Series B preferred shares of par value US$0.01 per share were divided into 260,000,000 ordinary shares of US$0.001 par value per share, 200,000,000 Series A preferred shares of par value US$0.001 per share and 111,367,270 Series B preferred shares of par value US$0.001 per share, respectively, and the number of our authorized shares was increased from 101,374,676 to 1,013,746,760.

Trading in the ADSs offered in our initial public offering commenced on the New York Stock Exchange on January 28, 2010.

Our principal executive office is located at 26/A, East Wing, Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing 100004, People’s Republic of China. Our telephone number at this address is (86-10) 6561-7788 and our fax number is (86-10) 6561-3321. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847GT Grand Cayman, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	BUSINESS OVERVIEW

Overview

We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21 ® brand, one of the world’s most recognized brands in the real estate industry. As of December 31, 2009, our CENTURY 21 ®  China network covered 35 major cities with more than 1,100 sales offices, employed 15,988 sales professionals and staff and maintained approximately 5.3 million property listings. In the first half of 2009, based on transaction volume, we ranked among the top three market leaders in over 90% of the cities in which we operate and were the market leader in more than 30% of those cities. We primarily focus on China’s fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary market, especially in more economically prosperous cities.

We operate under three different but closely related business lines: company-owned brokerage services, mortgage management services and franchise services. We have deployed a unique business model that has allowed us to rapidly scale our company-owned operations by leveraging the in-depth market knowledge and human capital developed from our franchise network.

We started our franchise services business in 2000 and have rapidly expanded our franchise network and our brand. Our franchise services business grants regional franchise rights for the CENTURY 21 ® brand to regional sub-franchisors in China who, in turn, open their own sales offices or grant third parties the right to open sales offices within their region. We generate revenue from our franchise services by collecting initial franchise fees and ongoing service fees from these regional sub-franchisors. Our franchise network has provided us with valuable information to gauge market maturity and identify potential opportunities to establish and grow our company-owned brokerage services business. Until we launched our company-owned brokerage services business in 2006, we generated our net revenues solely from our franchise services business. We started our company-owned brokerage services business in Beijing and Shanghai in 2006 and in Shenzhen in 2008, and have quickly expanded our company-owned sales office network in these cities through organic growth and acquisitions of sales offices owned by third parties. As of December 31, 2009, we had approximately 318 company-owned sales offices, representing approximately 28.4% of our CENTURY 21 ® China network. Our company-owned brokerage services business owns and operates regional sub-franchisors and sales offices in the CENTURY 21 ® China network. We generate revenue from our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees. For the year ended December 31, 2008 and 2009, our company-owned sales offices contributed approximately 75.4% and 90.6% respectively, of our total net revenues.

In 2008, we launched our independent mortgage management services in Beijing and Shanghai, providing services to customers both inside and outside our CENTURY 21 ® China network. Our mortgage management services business provides mortgage advisory services to home buyers and home owners and interim guarantee services to commercial banks. We generate revenue from our mortgage management services primarily through commissions earned from commercial banks in consideration of our advisory services and interim guarantee services. Our mortgage management services business is well positioned to take advantage of referrals from our extensive network of company-owned sales offices. In 2009, a substantial majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services. We have provided services for home mortgages with an aggregate loan amount of approximately RMB7.9 billion since we launched our mortgage management service business through December 31, 2009. Our contingent guarantee obligation associated with our interim guarantees as of December 31, 2009 was RMB718.7 million.

In addition, in 2009 we created new teams dedicated to the primary and commercial real estate sales markets and expect to grow these business lines in the future.

Our rapid growth is supported by our information systems and training programs. Our information systems provide real-time and in-depth management and sales information, support our network of sales offices, and drive our marketing efforts. We strongly believe in training members of our management team, who are generally required to complete quarterly training courses. Additionally, all of our sales professionals are required when they join us to complete training courses that we conduct in-house, and are also required to complete monthly refresher or new skills courses.

We have experienced substantial growth since we commenced operations in 2000. Our total net revenues increased from RMB38.4 million in 2006 to RMB273.4 million in 2008, representing a compound annual growth rate of 166.8%, and from RMB273.4 million for the year ended December 31 2008 to RMB651.7 million for the year ended December 31, 2009, representing an increase of 138.4%. After incurring net losses of RMB72.8 million and RMB131.9 million for the years ended December 31, 2007 and 2008, respectively, we became profitable during the year 2009 with a net income of RMB134.8 million (US$19.7 million). We have received numerous awards and recognitions for our service quality and business achievements, including the “Highly Appraised Franchisor Award” by the China Chain Store and Franchise Association in 2008 and 2009, “Prominent Real Estate Services Provider” by Sina.com in 2008, and “Most Reputable Real Estate Services Provider” by Sohu.com in 2009.

Our Nationwide Network

We operate the largest network of real estate sales offices in China under the CENTURY 21® brand. As of December 31, 2009, our CENTURY 21 ® China network covered 35 major cities with more than 1,100 sales offices, employed 15,988 sales professionals and staff and maintained approximately 5.3 million property listings.

The map below shows the cities covered by CENTURY 21® franchise network as of December 31, 2009:

cities covered by our company - owned entities
cities covered by other regional sub-franchisors

The table below sets forth a summary of the number of sales offices, sales professionals and staff and property listings in our CENTURY 21 ® franchise network, as of December 31, 2009:

	Sales Offices	Sales Professionals and Staff	Property Listings
Beijing	199	3,169	1,177,729
Shanghai	199	2,747	1,160,435
Hangzhou	82	1,109	242,852
Chengdu	69	920	213,653
Jinan	34	392	276,684
Wuhan	58	583	207,903
Shenzhen	30	493	289,836
Others	461	6,575	1,761,690

Total	1,132	15,988	5,330,782

Our Services

We operate under three different but closely related business lines: company-owned brokerage services, mortgage management services and franchise services. We have deployed a unique business model that has allowed us to rapidly scale our company-owned operations by leveraging the in-depth market knowledge and human capital developed from our franchise network.

Company-owned Brokerage Services

As of December 31, 2009, we directly own 318 CENTURY 21® sales offices strategically located in Beijing, Shanghai and Shenzhen, cities in China with among the highest number of secondary market real estate transactions per year. We primarily focus on China’s fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary market, especially in more economically prosperous cities. As of December 31, 2009, we had 4,929 sales professionals and staff in our company-owned sales offices. In 2008 and 2009, such offices were involved in 6,312 and 17,925 sale and purchase transactions, respectively, and net revenues from our company-owned brokerage services business represented approximately 75.4% and 90.6% of our total net revenues, respectively.

The table below sets forth the number of our company-owned sales offices and sales professionals and staff in each city as of December 31, 2009:

	Company- owned Sales Offices	Sales Professionals and Staff
Beijing	145	2,380
Shanghai	143	2,056
Shenzhen	30	493

Total	318	4,929

Historically, we have developed our company-owned brokerage services business through organic growth and acquisitions of sales offices owned by third parties. We established Beijing Anxin, the operator of our company-owned sales offices in Beijing in 2006. In Shanghai and Shenzhen, we acquired the sales offices operated by two pre-existing local players with sufficient local expertise in 2006 and 2008, respectively. After such acquisitions, we started to develop our company-owned brokerage services business locally with the assistance of the local management team.

Through our company-owned brokerage services business, we participate in sales and leasing transactions primarily with respect to middle to high grade residential properties in the secondary real estate market. Our services include property listing, advisory services and transaction negotiation and documentation. When we assist the seller in a real estate transaction, our sales professionals assist the seller in pricing the property and preparing it for sale, advertise the property (including on websites), introduce and promote the property to prospective buyers, and assist the seller in sale negotiations.

When we assist the buyer in a real estate transaction, our sales professionals generally help the buyer locate specific properties that meet the buyer’s personal and financial specifications, show properties to the buyer, assist the buyer in negotiating transaction terms and executing the transaction. We also promote our mortgage management services to our customers to provide the increased convenience of one-stop real estate brokerage services. We also participate in real estate sales and leasing transactions with respect to properties in the primary and commercial real estate markets.

We operate our company-owned brokerage services business under the CENTURY 21® franchise network. Each of our company-owned sales offices enters into a franchise agreement with one of our two wholly owned regional sub-franchisors. Under this arrangement, our company-owned sales offices are required to pay intra-group royalties to our regional sub-franchisors, who in turn, pay royalties to us. See “Item 4. Information on the Company—B. Business Overview—Our Services—Franchise Services” for more information on our CENTURY 21 ® franchise network and operations.

Mortgage Management Services

We began operating our independent mortgage management services as a separate segment in 2008 in Beijing and Shanghai, under the independent brand of Kaisheng. Our mortgage management services include comprehensive advisory services in connection with the selection and procurement of mortgage products offered by commercial banks. Our experienced mortgage consultants promote and introduce various mortgage products, and advise home buyers or home owners in the selection of the appropriate mortgage product based on each mortgagor’s individual needs. We also have a call center in Shanghai to promote our mortgage management services business directly to our customers.

As an important aspect of the one-stop real estate brokerage services available within the CENTURY 21® franchise network, our mortgage management services can be accessed at our closing centers, providing a convenient, one-stop option to home buyers and home owners as well as a prime platform for commercial banks to offer their products and services. In 2009, a substantial majority of the transactions utilizing mortgage services that are handled by our company-owned sales offices made use of our mortgage management services. We also provide mortgage management services to customers outside of our CENTURY 21 ® China network.

For our mortgage management services, we primarily generate commissions from the commercial banks whose mortgage products we promote. As of December 31, 2009, we had established advisory relationships with 14 commercial banks, such as Bank of China and Industrial and Commercial Bank of China. In some cases, we provide mortgage management services to property owners who need mortgages on their existing properties to obtain consumer loans for acquisition of additional properties and charge commissions based on our services. We provided services for home mortgages with an aggregate loan amount of approximately RMB1.9 billion and RMB6.0 billion in 2008 and 2009, respectively. Based on the secondary residential property transaction volumes in Beijing and Shanghai, we estimate that we provided mortgage management services for 6.6% and 3.8% of the home mortgages in Beijing and Shanghai, respectively for 2008 and provided mortgage management services for 6.79% and 4.49% of the home mortgages in Beijing and Shanghai, respectively for 2009.

As is customary in the mortgage management industry in Beijing, we provide interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which typically takes one to six months.

If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, we may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank exceeding the payment already made by the buyer and the amount recoverable from the property.

Under the PRC rules, the maximum financed portion of the purchase price of a property is 80%, which helps reduce our risk exposure. To further mitigate our risk exposure, we usually:

•	conduct certain background and credit checks on property buyers and reject less credit-worthy mortgage applications;

•
assist in applying for buyers’ title documents, and issue a guarantee in a transaction only after a notice specifying the proposed date for collecting the title document has been issued by the applicable property registry; and

•	actively participate in the process of banks’ applying for mortgage registration certificates.

As of December 31, 2007 and 2008 and 2009, the contingent guarantee obligations of our company with respect to the provision of interim guarantee was RMB143.9 million, RMB227.8 million and RMB718.7 million, respectively. As of December 31, 2009, we had not been required to pay any amounts with respect to our interim guarantee services since we commenced this business.

Franchise Services

Our franchise network consists of three levels of franchise rights. First, through IFM Co., our wholly owned subsidiary, we are the exclusive franchisor for the CENTURY 21 ® brand in China. IFM Co. in-turn grants the right to franchise the CENTURY 21 ® brand within specific geographical regions to sub-franchisors whom we refer to as regional sub-franchisors. The geographical scope of a regional sub-franchisor is generally limited to a particular city, although a few have rights to multiple cities. We own certain of the regional sub-franchisors.

The regional sub-franchisors then either open their own sales offices or grant to independent operators the right to open sales offices within the sub-franchisor’s region. The sales offices owned by us are referred to as company-owned sales offices while those owned by third parties are referred to as franchised sales offices or franchisees. As part of our strategy of expanding our network and CENTURY 21 ® brand recognition, in addition to owning and operating our company-owned sales offices, we seek to increase the number of franchisees.

As of December 31, 2009, we had 30 regional sub-franchisors with established franchise networks in 35 cities in China with a total of 800 franchised sales offices employing approximately 11,000 sales professionals and staff. The table below sets forth the number of the franchised sales offices in our CENTURY 21 ® franchise network, as of December 31, 2009:

	Franchise Sales Offices	Sales Professionals and Staff
Hangzhou	82	1,109
Chengdu	69	920
Jinan	34	392
Beijing*	55	789

Wuhan	58	583
Zhengzhou	53	806
Tianjin	44	652
Qingdao	45	588
Shijiazhuang	35	884
Shanghai*	41	691
Kunming	13	308
Shenyang	20	294
Others*	251	3,043

Total	800	11,059

*
We wholly own the regional sub-franchisors for Beijing, Shanghai and Shenzhen. We also own 10%, 15% and 10% of the equity of regional sub-franchisors in Xiamen Shijitonghe Real Estate Consultant Co. Ltd, or Xiamen, Shandong Jinan Sanlian Real Estate Brokerage Co., Ltd., or Shandong, and Shaanxi Lide Industry Investments Co. Ltd, or Xian.

We are the largest real estate brokerage franchisor in China based on the number of sales offices operating under the CENTURY 21® brand, and the only real estate franchisor with a national footprint.

Pursuant to the franchise agreements we entered into with the entities in our CENTURY 21® franchise network, we primarily generate revenue from our franchise services business in two ways. First, each regional sub-franchisor pays us an initial sub-franchising fee in consideration of entering into the regional sub-franchise agreement. Second, each regional sub-franchisor pays us ongoing service fees based on its revenue from the sales offices within its respective region, subject to minimum service fee requirements. The regional sub-franchisors generate revenue through an initial franchise fee and ongoing service fees from each sales office established in their regional network.

In addition to generating revenue from our regional sub-franchisors, we leverage the geographic breadth and local market expertise of our CENTURY 21®  franchise network to increase our brand recognition and market share as well as to accumulate market information and local expertise in the geographic regions where we see the business potential for future expansion of our company-owned brokerage services.

Our Franchising Process and Franchise Services

Our franchising process involves conducting market surveys and identifying target regions or locations, identifying potential regional sub-franchisors, and negotiating and signing franchise agreements. Since 2000, we have become more efficient in developing our CENTURY 21® franchise network. Based on our research and analysis of the real estate market in China, we believe that approximately 100 cities in China meet our criteria to develop our CENTURY 21® franchise network.

The selection of regional sub-franchisors in target regions is of critical importance to the development of the CENTURY 21® franchise network. We identify suitable partners in regions where we plan to develop a franchise network. An evaluation committee consisting of key members of our senior management team is in charge of reviewing and selecting regional sub-franchisors in new regions. Major criteria for the evaluation process include reputation, financial strength, commitment and industry vision, demonstrated industry and local expertise as well as internal control capability.

After our regional sub-franchisor enters into our network, we start to provide our franchise services, which primarily include the license to use or sub-franchise CENTURY 21®  brand and system, training services, and the right to participate in and benefit from the marketing campaigns using NAF as well as information technology and back office support.

As part of our ongoing monitoring and supervision of a regional sub-franchisor’s performance, we generally require our regional sub-franchisor to (1) comply with a uniform franchise policy and procedure adopted for the region, (2) use our standardized franchise agreement with the franchisees within the region, (3) meet certain performance criteria, including the development of a certain number of franchised sales offices, (4) abstain from engaging in any other real estate brokerage business similar to ours or investing in any franchised sales offices, or other real estate brokerage, consulting or valuation businesses, unless otherwise agreed by us and (5) obtain our consent prior to any transfer of more than 5% of its equity interest. We also have the right to terminate the regional sub-franchise agreement in the event that the regional sub-franchisor materially breaches its obligations under the agreement.

Our Information Systems

We supervise and manage our operations and provide information and back-office support to our franchise network through our proprietary information systems, which primarily include Sales Information System, or SIS and Human Resource and Commission Information System, or HCIS. We maintain certain backup and disaster recovery systems for critical functions of our SIS and HCIS. Our in-house information technology team, with the support from third party outsourcing firms, have developed, maintained and regularly upgraded our information systems, including the following:

•
Sales Information System. Embedded with comprehensive information collection, categorization, storage, processing and analysis modules, our SIS is our core back-office platform to provide day-to-day informational and operational support to our franchise network. Our SIS provides listing and customer information management as well as sales office and network management support.

•
Listing and customer information. Listing and customer information is uploaded or updated to our SIS on a real-time basis through terminals available to individual sales professionals in our franchise network, whether through our company-owned brokerage sales offices or franchised sales offices. Information updating is one of the key functions performed by the sales professionals in our franchise network. The management team of each sales office actively reviews the accuracy of the listing information, and supervises the sales professionals in obtaining updates in connection with individual listings in our SIS on a real-time basis. As such, when providing services to customers, the sales professionals are able to use the information exchange and analytical modules to retrieve the most up-to-date information available at their respective levels of information access authority. As of December 31, 2009, we had approximately 5.3 million property listings in our system. We encourage information sharing and cooperation among sales offices or sales professionals. As a result, in 2009, a substantial majority of successful brokerage transactions completed by our company-owned sales offices in Beijing and Shanghai involved more than one sales professional.

•
Management support. Our SIS is also designed to allow our management teams to supervise and manage our operations. The comprehensive analytical tools and multi dimensional supervising modules available in our SIS have become an important part of our strategic decision-making process. As financial and operational data and reports are periodically prepared and presented on a real-time basis, we can swiftly capture significant market and operational trends, or any abnormal occurrence. Our SIS also provides information security supervision services.

Our SIS is designed to allow flexibility with respect to database structure, analytical functions, information points and information access authority, and to enhance adaptability for specific geographic regions to accommodate local customs. Listing and customer information are shared at different levels of access authority based on the specific needs of individual sales offices. Given the different ownership structure of the sales offices in our franchise network, various information sharing structures and access authorities are available to our sales offices.

•
Human Resource and Commission Information System. Our HCIS is our core human resource and commission management platform. It monitors performance and manages sales professional commissions, a key component of the compensation structure for our sales professionals based on individual performance. Through information exchange with our SIS, our HCIS allows us to accurately track the performance of each sales professional and credit commissions based on information relating to such sales professional’s performance and contribution in particular brokerage transactions. Apart from commission management, our HCIS provides services relating to human resources, such as employee management, organization structure and transaction tracing.

Marketing and Brand Promotion

Marketing and brand promotion is an important part of building our CENTURY 21® franchise network in China. We primarily finance our marketing campaigns and activities for brand promotion through our NAF to which all regional sub-franchisors and franchisees within the CENTURY 21 ® franchise network in China make monthly contributions. The contributions made to our NAF, net of amounts retained for regional promotion as discussed below, amounted to RMB7.1 million, RMB10.6 million and RMB8.2 million in 2007, 2008 and 2009, respectively. Our marketing committee, which consists of key management members in charge of marketing from each of our regional franchise networks, is responsible for directing and supervising the use of the fund. We receive a 15% management fee for our administration of the fund. To promote the CENTURY 21 ®  brand in regional markets, each regional sub-franchisor retains 30% of its annual contribution to maintain an advertising fund for brand promotion in the local market. We have the policy to apply all contributions to our NAF each year to the marketing campaigns and activities for brand promotion during the relevant year. For major marketing campaigns we hire external marketing professionals to assist our in-house marketing team.

We have adopted an integrated approach to promote the CENTURY 21® brand:

•
Internet, newspapers and publications. We have advertising cooperation arrangements with many Chinese national and regional consumer media outlets, including major newspapers, publications such as China Real Estate Business and Sanlian Life Week Magazine and major internet real estate portals such as SouFun.com.

•
Conferences and exhibitions. We organize an annual CENTURY 21® China Convention, during which we invite all of the sales professionals in the CENTURY 21 ®  China network as well as major market players in the real estate industry. During the convention, we present awards to top-performing sales professionals in recognition of their achievements during the year. We also actively participate in other real estate conferences, exhibitions and trade shows.

•	Airplane advertising. We promote the CENTURY 21® brand through our in-flight videos on Air China and Shanghai Airlines.

In addition to our brand building efforts, each sales office may choose to spend certain amounts on marketing property listings through the internet. Through our cooperation arrangement with major internet real estate portals such as SouFun.com, each sales office may promote property listings to advance potential customers’ direct access to such listings and responsible sales professionals. Our sales offices have generated significant traffic through our internet advertising efforts.

Competition

Company-owned Brokerage Services. The real estate brokerage industry is highly competitive in China, particularly in the metropolitan areas in which our company-owned brokerage services businesses operate, such as Beijing, Shanghai and Shenzhen. In addition, the industry has low capital commitment requirements for small operations, lowering the barriers to entry for new participants, especially participants pursuing alternative methods of marketing real estate, such as internet-based listing services. However, significant capital commitments would be required to compete on a regional or national basis. Companies compete for brokerage business primarily on the basis of the services offered, reputation and brand recognition, personal contacts, local expertise and brokerage commission rates. We primarily compete with Centaline (China) Property Consultants Limited in the Beijing, Shanghai and Shenzhen markets for secondary market real estate brokerage business, and to a lesser extent, E-house (China) Holdings Limited in these cities for primary real estate brokerage business. We also compete with regional competitors in each of the regions where we own and operate sales offices.

Mortgage Management Services. Our mortgage management services business covers both the Beijing and Shanghai regions in contrast to our competitors who typically cover a single region. We compete with in-house mortgage management teams of our competitors in the brokerage businesses and in some regions specific competitors including Beijing Houze Investment and Guarantee Company Limited in Beijing and Shanghai Haoyonghang Investment Management Company Limited in Shanghai.

Franchise Services. We compete primarily with regional and local real estate brokerage brand franchisors. In addition, other international real estate brand franchisors, such as Coldwell Banker, have entered or plan to enter into the China market. A real estate broker may choose to affiliate with a regional chain or choose not to affiliate with a franchisor but to remain independent. We believe that competition for the sale of franchises in the real estate brokerage industry is based principally upon the perceived value and quality of the brand, the types of services offered to franchisees, the availability of financing, and the fees the franchisees must pay.

The ability of our real estate brokerage franchisees to compete is important to our prospects for growth. The ability of an individual franchisee to compete may be affected by the quality of its sales professionals, the location of its office, the services provided to its sales professionals, the number of competing offices in the vicinity, its affiliation with a recognized brand name, community reputation, brokerage commission rate and other factors. A franchisee’s success may also be affected by general, regional and its local economic conditions.

Intellectual Property

The CENTURY 21® brand name, including related intellectual property, which we are authorized to use under our master sub-franchise agreement with Realogy, contributes to our competitive advantage in the real estate services market. We also rely on our Sales Information System and Human Resource and Commission Information System, each of which is copyright protected, and our training system that combines our training programs and our E-learning system to manage our business operations. See “Item 4. Information on the Company—B. Business Overview—Our Information Systems.” Since commencement of our operations, our company-owned brokerage and franchise services businesses have significantly relied on the CENTURY 21 ®  brand name, our proprietary information systems and our training system. To protect our intellectual property, we rely on a combination of trade secrets and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our sales professionals and staff, contractors and others. The built-in security functions and access authorization mechanisms in our franchise systems also help protect our confidential information.

We offer our mortgage management services under the trade name of Kaisheng in Beijing and Shanghai. We are in the process of registering our trademark for our mortgage management services in China.

Compliance and Legal Proceedings

Our operations in China are regulated by the Ministry of Commerce, the State Administration of Foreign Exchange, the Ministry of Housing and Urban-Rural Development, the Ministry of Land and Resources, the State Administration for Industry and Commerce and their respective local counterparts. See “Item 4. Information on the Company—B. Business Overview—Regulations” for further details on the regulations promulgated by such bodies. Historically, we have not incurred any material costs in complying with these regulations.

We are subject to various legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We have occasionally, and in each case, successfully, resorted to litigation against certain of our regional sub-franchisors with whom we have terminated our sub-franchise relationship for the sub-franchisor’s material breach of the regional sub-franchise agreement. In addition, we have successfully litigated against third parties who have infringed the CENTURY 21 ®  trademark. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations.

Our Relationship with Realogy

In March 2000, IFM Company Limited, or IFM Co. entered into an international master sub-franchise agreement with Cendant Global Services B.V., a subsidiary of Cendant Corporation, the entity from which Realogy was spun off in 2006. Cendant Global Services B.V. assigned its rights under the master sub-franchise agreement to a subsidiary of Realogy which, in turn, assigned such rights to Realogy. IFM Co. became the exclusive franchisor of the CENTURY 21 ® brand and system in China for a term of 25 years, extendable at IFM Co.’s election for additional terms of 25 years upon payment of renewal fees of US$4.5 million for each renewal, to be adjusted for inflation or deflation. Under the agreement, IFM Co. is authorized to establish, operate and promote the CENTURY 21 ® network in China by using and sublicensing the CENTURY 21 ® brand and system owned by Realogy, which includes: (i) the trade names, trademarks, service marks, slogans, logos or other indicia relating to the CENTURY 21 ® franchise network; and (ii) the standard franchise agreement, sales tools and brochures, real estate products, programs, services and franchise/sub-franchise plans. Pursuant to our restructuring in 2005, our company was incorporated in the Cayman Islands and IFM Co. became our wholly owned subsidiary.

Under the master sub-franchise agreement, we are required to comply with certain franchise policies adopted by Realogy, as amended from time to time. The master sub-franchise agreement sets out certain terms pursuant to which we are required to operate our franchise services business, including the form of regional sub-franchise agreements to be entered into with regional sub-franchisors and the service fees payable to Realogy. The master sub-franchise agreement also provides that Realogy must approve and has a right of first refusal with respect to any sale or transfer of more than 25% of our equity interest, or any series of transactions resulting in sales or transfer of more than 49% of our equity interest. Realogy approved our initial public offering and waived any right of first refusal it may have with respect to our initial public offering. In addition, Realogy agreed not to, during the term of the agreement, license any other parties to sublicense the CENTURY 21 ®  brand and system to operate real estate brokerages in China.

Upon entering into the master sub-franchise agreement, we paid Realogy an initial franchise fee. Apart from the initial franchise fee, we are required to pay certain ongoing service fees to Realogy, based on revenues generated from initial franchise fees and ongoing service fees collected from our regional sub-franchisors or direct franchisees. The master sub-franchise agreement also includes a minimum annual fee requirement, and to the extent that the service fees payable within a certain year are lower than such minimum amount, we are required to make additional payment to reach the minimum fee requirement. In the years ended December 31, 2007, 2008 and 2009, the service fees which were paid or to be paid to Realogy amounted to RMB6.1 million, RMB10.5 million and RMB5.5 million, respectively.

Either party has the right to terminate the master sub-franchise agreement if the other party materially breaches the master sub-franchise agreement. Additionally, Realogy has the right to terminate the master sub-franchise agreement in the event that (1) we assign our rights and obligations without Realogy’s approval, (2) we fail to honor Realogy’s right of first refusal in connection with the assignment, or (3) we become insolvent. Within two years after the master sub-franchise agreement terminates or expires, we may not engage in the real estate brokerage franchise business, subject to certain exceptions. See “Item 3. Key Information—D. Risk Factors—We do not own the CENTURY 21 ® brand and our right to use the CENTURY 21 ® brand is subject to risks and limitations” for further discussion of the risks associated with this agreement and our reliance thereon.

On June 30, 2002, IFM Co. entered into a cooperation agreement with Beijing International Franchise Management Company Limited, or IFM Beijing, an entity controlled by our founders, Mr. Donald Zhang and Mr. Harry Lu. IFM Beijing then became the exclusive agent of IFM Co. to sub-franchise the CENTURY 21 ® brand and system in China on behalf of IFM Co. IFM Beijing is obliged to pay Realogy the service fees payable by IFM Co. under the master sub-franchise agreement. We became the controlling shareholder of IFM Beijing in October 2006.

On February 21, 2008, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 6,113,670 Series B preferred shares to Realogy for approximately RMB16.2 million.

Regulations

The real estate market and our operations in China are regulated by the Ministry of Commerce, the SAFE, the Ministry of Housing and Urban-Rural Development (formerly known as the Ministry of Construction), or the MOHURD, the Ministry of Land and Resources, or the MLR, the State Administration for Industry and Commerce, or the SAIC, and their respective authorized local counterparts.

Regulations on Real Estate Market

Under the laws of the PRC, land is owned either by the state or by rural collective organizations. Generally the land use rights for real estate development purposes must be granted by the local counterparts of the MLR. The government can therefore control the volume of land granted for real estate development each year. The construction of real estate shall also abide by the planning of the local counterparts of the MOHURD. The government policies regulating, among others, (i) the monetary supply and credit markets issued by the People’s Bank of China; (ii) the real estate developer qualification issued by the MOHURD; and (iii) taxes applicable to real estate transaction issued by the State Tax Bureau will have a material effect on the real estate market and our business.

Regulations on Real Estate Service Industry

The principal regulations governing the real estate service industry in China include the Law on the Administration of the Urban Real Estate, as amended in August 2007, and the Provisions on the Administration of Urban Real Estate Services, or the Real Estate Services Provision, issued by the MOHURD in January 1996, as amended in August 2001.

Real Estate Service Companies

In accordance with the Law on the Administration of the Urban Real Estate and the Real Estate Services Provision, real estate services refer to services of real estate consultation, appraisal and brokerage. A real estate service company is required to meet certain financial and personnel requirements and register with the SAIC or its local counterpart. To be qualified to engage in real estate services, a company is required to file with the local real estate regulatory authority within one month following the issuance of its business license by the SAIC or its local counterparts. To maintain such qualification, the company must maintain certain organizational, financial and operational criteria, such as possessing sufficient funding and employing qualified personnel. It must also keep proper records and comply with prescribed procedures in delivering its services. Failure to comply with the filing requirement may subject a real estate service company a fine between RMB10,000 and RMB30,000 and disqualify it from providing real estate services.

Pursuant to the Real Estate Services Provision, a real estate brokerage company must have certain number of licensed brokers. Local authorities in Beijing and Shanghai have specific requirements on employing such brokers.

On December 29, 2006, the MOHURD and the People’s Bank of China jointly issued a circular to further strengthen the regulation of the real estate services industry. According to such circular, a real estate brokerage company cannot display information on properties or customers until the execution of a brokerage contract with the relevant clients. Furthermore, a real estate brokerage company is forbidden to display any false or unverified information. The real estate brokerage company and its brokers shall not conceal transaction price and other transaction information from the transacting parties. Such entities are also prohibited from obtaining any gains by purchasing or renting a property at a lower price and then selling or leasing such property at a higher price. The real estate brokerage company is also required to establish a separate account for transaction settlement.

Real Estate Service Brokers

Pursuant to the Interim Regulations on Professional Qualification for Real Estate Brokerage Professionals and the Implementation Rules on the Examinations of Real Estate Brokerage Professional Qualification issued by the Ministry of Human Resources and Social Security (formerly known as Ministry of Human Resources) and the MOHURD on December 18, 2001 and relevant circulars, real estate brokerage professionals include real estate brokers and assistant real estate brokers. To practice as a qualified real estate broker, an individual must pass an exam and obtain a qualification certificate for real estate brokers, and register with the China National Institute of Real Estate Appraisers and Brokers to obtain the real estate broker license. After obtaining a real estate brokerage license, an individual can act as broker, but may only provide brokerage services in the name of the real estate brokerage company for which he works. Each broker can only serve one real estate service company at a time.

In accordance with the Brokers Administration Measures issued by the SAIC in August 2004, the local offices of the SAIC are the administrative bodies responsible for brokers, including their registration and supervision. Within twenty days after a brokerage company employs or dismisses an individual broker, it must file the individual broker’s information and the related employment contracts with the local offices of SAIC. In addition, no brokerage or broker can engage in any activities beyond the permitted business scope or against a client’s interests. In cases of non-compliance, the local offices of the SAIC can issue warnings or impose fines up to RMB30,000.

Real Estate Consulting Business

In accordance with the Real Estate Services Provisions, any individual providing real estate consulting services must have real estate related credentials or meet certain educational requirements and possess a professional qualification certificate. At least fifty percent of the employees of a company engaging in real estate consulting services should have such qualifications to provide real estate consulting services.

Real Estate Service Charges

According to the Circular on Real Estate Service Charges promulgated by the National Development and Reform Commission (formerly known as State Planning Commission) and the MOHURD on July 7, 1995, a real estate service company must display its service charges, or commissions. Commissions for the sale of real properties should range between 0.5% and 2.5% of the transaction price. For exclusive brokerage services, commissions can be raised to up to 3% of the transaction price. However, the Circular on Real Estate Service Charges only sets a standard for reference with respect to real estate consulting services. Real estate consulting services providers may negotiate and determine their commission rates with clients.

In Beijing, government authorities have issued guidance for commission rates for consulting services that a real estate service company may not exceed. Moreover, the maximum commission rate for exclusive brokerage services has been lowered to 2.8% by the Beijing Price Bureau and the Beijing House and Land Resources Administration Bureau. For property leasing brokerage services, the commission rate may range from 50% to 100% of the underlying properties’ contracted monthly rent.

In Shanghai, pursuant to the Circular on Brokerage Services Charges for Sales and Rental of Residential Properties jointly issued by the Shanghai Price Bureau and the Shanghai House and Land Resources Administration Bureau on August 28, 2003, our PRC real estate brokerage subsidiaries located in Shanghai shall charge clients in accordance with the guidance commission rate. The maximum guidance commission rate for real estate brokerage services is 2% of the purchase price recorded with the real estate trading center. The maximum commission rate for property leasing brokerage services is 70% of the underlying properties’ contracted monthly rent. The guidance commission rate for investigation of property title and conditions, industry and market research, assisting the seller and the purchaser to conclude a property purchase contract and handling the registration of title assignment is 2% of the purchase price recorded with the real estate trading center. The maximum commission rate for rental services is 70% of the monthly rent.

In Shenzhen, the guidance commission rate for real estate brokerage services is 3% of the transaction price. A real estate brokerage company may not charge its client a commission rate exceeding 120% of this guidance commission rate.

Regulations on Franchise Business

To regulate the franchise industry, the Ministry of Commerce issued the Administration Regulations on Commercial Franchise on February 6, 2007, the Administration Rules on Filing of Commercial Franchise on April 30, 2007 and the Notice Concerning Authorizing Provincial Commerce Authorities to Conduct Filings of Commercial Franchise in April, 2009. Pursuant to these regulations, a franchisor must be an enterprise with at least two self-operated stores and have been in operation for at least one year. The franchisor should have a mature operating model and the ability to provide operating guidance, technology support and business training to franchisees. The franchisor is required to enter into a written franchise agreement with each of its franchisees, under which the franchisees have the right to terminate this agreement after a designated period. With the exception of renewed franchise agreements, the term of a franchise agreement must be no less than three years, unless otherwise agreed to by the franchisee.

A franchisor starting its franchise business after May 1, 2007 is required to file its business license, sample franchise agreement and other documents to the provincial commerce authority where it is registered for record within fifteen days following the execution of its first franchise agreement with a franchisee inside China. If the franchisor conducts franchise business in two or more municipalities, provinces or autonomous regions, it is required to file with the Ministry of Commerce before May 1, 2009, followed by a filing with the provincial commerce authority where it is registered. Foreign franchisors are also required to file the documents with the Ministry of Commerce. Moreover, the franchisor shall file information regarding the execution, withdrawal, renewal of and amendment to franchise agreements to the commerce authority for record before March 31 of each year.

Any changes in the recorded information of the franchisor should also be filed with the relevant commerce authority within thirty days following the occurrence of these changes. For a franchisor failing to file in accordance with these regulations, the relevant commerce authority may order it to comply within a designated time frame and impose a fine ranging from RMB10,000 to RMB50,000. If the franchisor fails to comply as ordered, the relevant commerce authority may impose another fine ranging from RMB50,000 to RMB100,000 and publicly announce the franchisor’s violation.

The Administration Regulations on Information Disclosure for Commercial Franchise, issued by the Ministry of Commerce on April 30, 2007, further requires a franchisor to disclose its basic information, ownership of business resources, franchise fees charged, products and services to be provided as well as other information to any franchisees at least thirty days prior to the execution of the franchise agreement.

Regulations on Trademarks

The PRC Trademark Law, enacted by the National Congress on August 23, 1982, as amended, and the Implementation Rules of the PRC Trademark Law issued by the State Council on March 10, 1983, as amended, protect the title holders of registered trademarks and grant a renewable term of ten years to a trademark registered in the PRC. The Trademark Office under the SAIC handles trademark registrations and the filing of registered trademark licenses. Pursuant to the Regulations on Filing of Trademark License Contracts, promulgated on August 1, 1997, trademark license contracts are required to be filed with the Trademark Office within three months after executing such license contacts. However, unless otherwise provided in a trademark license contract, failure to complete the filing procedure will not affect the validity of this trademark license contract in accordance with the Interpretation Concerning Several Issues on Application of Laws in Handling Trademark Civil Dispute Cases issued by the Supreme People’s Court on October 12, 2002.

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Regulations, as amended in 2008. Under these regulations, the Renminbi may be converted for current account items, including the distribution of dividends, interest and royalties payments, trade and service-related foreign exchange transactions. Conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, however, is still subject to the SAFE’s approval.

Dividend Distribution

Under the relevant regulations, a foreign investment enterprise, or an FIE in China may pay dividends only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, it is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of its registered capital. These reserves are not distributable as cash dividends. Our PRC subsidiaries which are FIEs are restricted from distributing any dividends to us until they have met the requirements set out in these regulations.

Pursuant to the Corporate Income Tax Law of the PRC and its implementation rules, which became effective on January 1, 2008, dividends payable by an FIE to its foreign investors will be subject to a 10% withholding tax, unless the foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands and the British Virgin Islands, where two of our offshore holding corporations are incorporated, do not have a tax treaty with China. In accordance with the Arrangement between the Mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, any dividends from one of our PRC subsidiaries, Shenzhen CIR, paid to City Integrated Residential Services (China) Limited, its direct shareholder established in Hong Kong, may be subject to a withholding tax of the enterprise income tax at the rate of 5%, provided that City Integrated Residential Services (China) Limited holds at least 25% of the equity interest of Shenzhen CIR.

According to Circular of State Administration of Taxation on Printing and Issuing the Administrative Measures for Non-resident Individuals and Enterprises to Enjoy the Treatment under Taxation Treaties which come into force on October 1, 2009, non-resident individuals and enterprises can enjoy the relevant tax treatments relating to dividends under taxation treaties after obtaining approvals from competent tax authorities.

Foreign Shareholder’s Loan

In accordance with the Interim Provisions on the Management of Foreign Debts issued by the State Development and Reform Commission, the Ministry of Finance and the State Administration of Foreign Exchange of the PRC, or SAFE, which became effective on March 1, 2003, the summation of the accumulated medium-term and long-term debts and the balance of short-term debts borrowed by an FIE shall not exceed the difference between the total investment and the registered capital of the FIE. The FIE shall register the loan agreement with SAFE for the loan extended by its foreign shareholder upon execution of the loan agreement. Such loan agreement will not become valid and effective without such registration.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, SAFE issued the “State Administration of Foreign Exchange’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-trip Investment via Special Purpose Offshore Companies” (Hui Fa [2005] No. 75), or Notice No. 75, a public notice which became effective on November 1, 2005. Notice No. 75 requires PRC residents to register with the local SAFE branch before directly establishing or indirectly controlling any company referred to in the notice as a “special purpose offshore company” outside of the PRC for the purpose of capital financing with assets or equity interest in an onshore enterprise in the PRC, and to undergo registration procedures after completing an investment in or acquisition of any operating subsidiaries in the PRC via the special purpose offshore company, which we refer to herein as a “round-trip investment.” In addition, any change of shareholding or any other material capital alteration in such special purpose offshore company not involving a round-trip investment, such as a change in share capital or merger and acquisition, must be filed or registered within 30 days from the date of change. The relevant SAFE regulations apply retrospectively to registration of direct or indirect investments made by PRC residents in special purpose offshore companies before Notice No. 75 came into effect.

On May 29, 2007, SAFE promulgated the “Operational Rules for the State Administration of Foreign Exchange’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-trip Investment via Special Purpose Offshore Companies” (Hui Zong Fa [2007] No. 106), or Notice No. 106, which clarifies the implementation and application of Notice No. 75 and specifies the procedures of SAFE registrations. In accordance with Notice No. 106, the provisions in Notice No. 75 on SAFE registration of direct establishment of the special purpose offshore companies also applies to the round-trip investment by PRC residents who hold a minority equity interest without controlling the special purpose offshore companies.

In the event that a PRC resident with a direct or indirect stake in a special purpose offshore company fails to make the required SAFE registration, the PRC subsidiaries of such special purpose offshore company may be prohibited from distributing their profits to their offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore parent’s ability to contribute additional capital or provide loans, whether using the proceeds from the securities offering or otherwise, would be impaired. In addition, failure to comply with SAFE registration requirements as described above may also result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Regulations on Employee Stock Options Plan

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of Chinese citizens who participate in employee stock holding plans and stock option plans of offshore listed companies. According to the Stock Option Rule, if a Chinese citizen participates in any employee stock holding plan or stock option plan of an offshore listed company, a Chinese domestic agent or the Chinese subsidiary of the offshore listed company is required to file, on behalf of the individual, an application with the SAFE to obtain approval for an annual quota with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. Concurrent with the filing of the required application with the SAFE, the Chinese domestic agent or the Chinese subsidiary must obtain approval from the SAFE to open a special foreign exchange account at a Chinese bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal profits upon sales of stock, any dividends issued on the stock and any other income or expenditures approved by the SAFE. The Chinese domestic agent or the Chinese subsidiary is also required to obtain approval from the SAFE to open an offshore special foreign exchange account at an offshore trust bank to hold offshore funds used in connection with any employee stock holding plans.

All proceeds obtained by a Chinese citizen from dividends acquired from the offshore listed company through employee stock holding plans or stock option plans, or sales of the offshore listed company’s stock acquired through other methods, must be remitted back to China after relevant offshore expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the Chinese bank. If stock options are exercised on a cashless basis, the Chinese individuals are required to remit the proceeds to the special foreign exchange account. We and our Chinese employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an offshore listed company. If we or our Chinese employees fail to comply with the Stock Option Rule, we and/or our Chinese employees may face sanctions imposed by foreign exchange authority or any other Chinese government authorities.

Regulations on Labor Contracts

On June 29, 2007, the PRC National People’s Congress enacted the PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008. The Implementation Regulation for the PRC Labor Contract Law, or the Implementation Regulation, was promulgated by the State Council and took effect on September 18, 2008. The Labor Contract Law formalizes, among others, workers’ rights concerning overtime hours, pensions and layoffs, the execution, performance, modification and termination of labor contracts, the clauses of labor contracts and the role of trade unions. In particular, it provides for specific standards and procedures for entering into non-fixed-term labor contracts as some of our sales professionals and staff do. Either the employer or the applicable sales professional or staff is entitled to terminate the labor contract in circumstances as prescribed in the Labor Contract Law or if certain preconditions are fulfilled, and in certain cases, the employer is required to pay a statutory severance upon the termination of a labor contract pursuant to the standards provided by the Labor Contract Law.

C.	ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

Our Principal Subsidiaries

Company-owned Brokerage Services

We operate our company-owned brokerage services business through the following subsidiaries:

•	Beijing Anxin, incorporated on October 19, 2006, is the subsidiary established to own and operate our company-owned sales offices in Beijing.

•
Shanghai Ruifeng, incorporated on September 28, 2006, is the subsidiary established to own and operate our company-owned sales offices in Shanghai. We acquired 14 sales offices from a third party in Shanghai through Shanghai Ruifeng to develop our company-owned brokerage services business in Shanghai in October 2006.

•
Shenzhen CIR, incorporated on September 15, 2005, is the subsidiary that owns and operates our company-owned sales offices in Shenzhen. We acquired Shenzhen CIR from a third party to develop our company-owned brokerage services business in Shenzhen in July 2008.

Franchise Services

We operate our franchise services business through the following subsidiaries:

•	IFM Co., incorporated on October 4, 1999, holds the exclusive franchise rights for the CENTURY 21® brand in China.

•	IFM Beijing, incorporated on March 1, 2000, is the exclusive agent of IFM Co. to sub-franchise the CENTURY 21® network in China in its own name on behalf of IFM Co.

•	IFM BJ Broker, incorporated on May 27, 2008, is our regional sub-franchisor in Beijing.

•	IFM SH, incorporated on September 29, 2002, is our regional sub-franchisor in Shanghai and Shenzhen.

Mortgage Management Services

We operate our mortgage management services business through the following subsidiaries:

•	MMC BJ, incorporated on August 13, 2007, was established to own and operate our mortgage management services in Beijing.

•	MMC SH, incorporated on April 8, 2008, was established to own and operate our mortgage management services in Shanghai.

D.	PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Beijing, China, where we lease approximately 1,700 square meters of corporate office space. As of December 31, 2009, our company-owned sales offices in Beijing, Shanghai and Shenzhen occupied an aggregate of approximately 30,000 square meters of leased space. We consider our corporate office space adequate for our current operations, and we expect that we are able to find new office spaces at reasonable rental rates if we open new company-owned sales offices.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. OPERATING RESULTS

Overview

We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21 ® brand, one of the world’s most recognized brands in the real estate industry. As of December 31, 2009, our CENTURY 21 ®  China network covered 35 major cities with more than 1,100 sales offices, employed approximately 15,988 sales professionals and staff and maintained approximately 5.3 million property listings. In the first half of 2009, based on transaction volume, we ranked among the top three market leaders in over 90% of the cities in which we operate and were the market leader in more than 30% of those cities. We primarily focus on China’s fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary market, especially in more economically prosperous cities.

We have significant experience providing professional services in the real estate services industry, and have experienced substantial net revenues growth in recent years. We entered the real estate services market in 2000 as a pioneer of the franchise model in China and, from our base in Beijing, have grown our network of sales offices, including our company-owned sales offices and franchised sales offices, to 35 cities. In late 2006, we launched our company-owned brokerage services business. We subsequently launched our mortgage management services which we began managing as a separate segment in 2008. We are now a market leader in Beijing and Shanghai in both of these business lines.

Factors Affecting Our Results of Operations

Our operating results are subject to general conditions typically affecting the real estate services industry, including changes in PRC government policies and laws with respect to real estate and real estate financing, mortgage interest rates, economic growth, seasonality, demographic changes and demand for residential property in China, particularly in the secondary market. In addition, our operating results may be affected by competition from other real estate services companies and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these conditions could negatively affect our transaction volume and the transaction value of the properties for which we facilitate sales and otherwise adversely affect our results of operations.

Our operating results are also affected by company-specific factors, including our revenue growth and ability to effectively manage our operating costs and expenses. We describe certain of these specific factors affecting our statement of operations below.

Net Revenues. We generate revenue by providing company-owned brokerage services, mortgage management services and franchise services. Our net revenues are presented net of PRC business taxes, discounts and related surcharges. The following table sets forth the net revenues generated by each of our business lines, both as an amount and as a percentage of total net revenues for the years indicated:

	For the Years Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$(1)%
Net Revenues:	(in thousands, except for percentages)
Company-owned brokerage services	151,692	80.2	206,076	75.4	590,222	86,467	90.6
Mortgage management services	-	-	10,650	3.9	32,926	4,824	5.1
Franchise services	37,337	19.8	56,633	20.7	28,223	4,135	4.3
Non-allocated and others	-	-	-	-	285	42	0.0

Total net revenues	189,029	100.0	273,359	100.0	651,656	95,468	100.0

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.8259 to US$1.00, the noon buying rate for U.S. dollars in effect on December 31, 2009.

Company-Owned Brokerage Services. Our company-owned brokerage services accounted for 80.2%, 75.4% and 90.6% of net revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Net revenues from our company-owned brokerage services grew substantially in 2008 and 2009, after we made a strategic decision to expand our business into company-owned brokerage services in Shanghai and Beijing as these markets mature. We further expanded into Shenzhen in mid-2008 aiming to capture the growth potential in the secondary real estate market there. We expect that our company-owned brokerage services will continue to constitute the majority of our net revenues in future periods.

We generate revenue in our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees, principally with respect to the middle to high grade residential properties in the secondary real estate market. We have also recently created new teams dedicated to the primary and commercial real estate sales markets and expect to generate additional revenue from these areas. Most of our agency contracts specifies a commission rate expressed as a percentage of sales or monthly rental price of a particular property. Commissions are generally payable upon the signing of a real estate sales and purchase agreement or rental agreement, at which time we recognize revenue.

Net revenues from our company-owned brokerage services are significantly affected by transaction volume, our commission rates and the average transaction value of the properties that we assist in selling, purchasing and leasing, as follows:

•
Transaction volume. Transaction volumes are largely affected by general real estate market conditions in China and local market conditions, our brand recognition, our network of company-owned sales offices and sales professionals, our ability to market and sell our services to a substantial number of purchasers, sellers and lessors of properties, our ability to obtain information on potential sales or rental leads, and the quality of our services. We have grown transaction volumes by increasing the number of company-owned sales offices and by increasing the productivity per existing sales office as measured by average monthly net revenues per operating sales office. We seek to drive our revenues in future years by maximizing the productivity per existing sales office as we expand our network of company-owned sales offices. We typically experience a ramp-up period after opening a sales office for it to achieve break-even profitability. The length of the ramp-up period depends on various factors, such as the location of each office, the number of competitors and the maturity level of the relevant local market. In addition, we expect the length of this ramp-up period to decrease as the experience of our sales professionals grows, the number of our listings increases and we achieve greater economies of scale. Subject to market conditions, we intend to have at least 500 company-owned sales offices by the end of 2010.

•
Commission rates. Our commission rates are regulated by the PRC and provincial governments, which set maximum rates that vary from city to city. Commissions range up to an aggregate 3% of transaction value for sales and purchases, and up to one month’s rent in the case of rentals. The rates set by the PRC government have not changed significantly and therefore our commission rates have not changed materially during the two years ended December 31, 2008 and 2009.

•
Average transaction value. The average transaction value for the transactions in which we are involved varies based upon general real estate market conditions in China and local market conditions. Transaction values are impacted by government polices and laws with respect to real estate and real estate financing, bank lending policies and interest rates, and economic growth and demand for residential property in China (particularly in the secondary market), among other factors.

Mortgage Management Services. We began managing our mortgage management services as a separate segment in 2008. Our mortgage management services accounted for 3.9% and 5.1% of net revenues for the year ended December 31, 2008 and 2009, respectively.

We generate revenue in our mortgage management services primarily through commissions earned from commercial banks in consideration of our advisory services to home buyers and home owners and interim guarantee services to mortgage banks. These services principally consist of introducing home mortgage products made available by various commercial banks to home buyers and arranging property financing, valuation services and title transfers. The commissions we receive in consideration for providing such referral services are based upon the amount of the home mortgage entered into by the customer that we refer. In addition, as is customary in the real estate brokerage industry in Beijing, we provide interim guarantees to commercial banks with respect to the mortgage loans they extend to our customers prior to the registration of the mortgage of the property to the bank. We provide these mortgage management services in Beijing and Shanghai under the trade name of Kaisheng.

Revenues from our mortgage management services are significantly affected by transaction volume, commission rates and the average loan amount of the home mortgage sought by our customers. The number of persons seeking home mortgages in connection with the purchase of a property significantly impacts the number of applications for home mortgages for which we can advise or offer services. In this regard, we cross-sell our mortgage management services to clients of our company-owned sales offices. In 2009, a substantial majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services.

Franchise Services. Our franchise services accounted for 19.8%, 20.7% and 4.3% of net revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

We generate revenue in our franchise services primarily by granting regional franchise rights for the CENTURY 21® brand in China to regional sub-franchisors in various cities. The regional sub-franchisors, in turn, are authorized to grant individual sales office franchise rights to franchisees in their cities. In consideration for such rights, we collect from each regional sub-franchisor an initial franchise fee and ongoing service fees based on the higher of a percentage of the franchisees’ gross income or a fixed monthly amount. Similarly, a regional sub-franchisor collects from its franchisees an initial franchise fee and ongoing service fees.

Revenues from our franchise services are significantly affected by the number of new regional sub-franchisors, the number of new franchisees and ongoing service fees.

•
Number of new regional sub-franchisors. Revenues from the initial franchise fees paid by new regional sub-franchisors upon joining the CENTURY 21 ® franchise have constituted the substantial majority of our revenue generated by our franchise services. The number of new regional sub-franchisors with whom we are able to enter into regional sub-franchisor agreements significantly impacts the initial franchise fees we generate in any particular period.

•
Number of new franchisees. Similarly, the number of new franchisees with whom we or our regional sub-franchisors are able to enter into franchise agreements significantly impacts the amount of initial franchise fees the regional sub-franchisor receives and, correspondingly, the franchise fees we are able to generate in any particular period.

•
Ongoing service fees. Ongoing service fees are based on the higher of a percentage of the franchisees’ gross income or a fixed monthly amount. Regional sub-franchisors generally agree on these percentages or fixed amounts at the outset of the franchise relationship with a third party, but increases or decreases in the percentage amount or the fixed amount would significantly impact the amount of franchise fees that we are able to generate in any period.

Commissions and other agent related costs. Our commissions and other agent related costs primarily include salaries, benefits and commissions paid to our sales professionals, other staff and management for company-owned brokerage services and, to a lesser degree, for mortgage management services and franchise services. Compensation for our sales professionals and managers consists of a fixed salary and benefit package, together with a variable incentive-based component that is expected to comprise a majority of the sales professional or manager’s compensation. We believe such a commission based system aligns the interests of our sales professionals with our interests, and allows us to control expenses if transaction volumes or property values decline. Commission and other agent related costs amounted to 43.8%, 55.4% and 44.4% of net revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

Operating costs. Our operating costs primarily include store rental, equipment and utility costs and ongoing service fees. These expenses primarily consist of leasing costs, for which we typically execute written leases with terms of up to five years, and costs associated with supporting each sales office, including computer, telephone, electricity, office supplies and related expenses. Ongoing service fees refer to the ongoing service, or royalty, fees, that we must pay in connection with our right to use the CENTURY 21 ® brand.

Operating costs amounted to 42.3%, 53.6% and 18.4% of net revenues for the years ended December 31, 2007, 2008 and 2009, in each case, respectively. The majority of these operating costs are incurred in relation to our company-owned brokerage services, which accounted for 90.2%, 90.5% and 91.8% of operating costs for the years ended December 31, 2007, 2008 and 2009 in each case, respectively.

Selling, general and administrative expenses. Our selling, general and administrative expenses primarily include back office and support staff expenses for our company-owned sales offices, advertising and promotions and share-based compensation. Expenses related to back office and support staff primarily consist of compensation and benefits expenses for administrative personnel, including accounting, human resources, transaction support, legal, information technology, employee training, customer service and other similar functions. Advertising and promotions expenses primarily consist of marketing and advertising costs, including contributions to our National Advertising Fund, or NAF.

Selling, general and administrative expenses amounted to 50.0%, 37.7% and 15.6% of net revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Expenses relating to our company-owned brokerage services accounted for 50.5%, 51.3% and 54.8% of selling, general and administrative expenses for the years ended December 31, 2007, 2008 and 2009, respectively. Expenses relating to franchise services accounted for 18.8%, 13.4% and 11.9% and non-allocated costs accounted for 30.7%, 29.9% and 24.6% of selling, general and administrative expenses for the years ended December 31, 2007, 2008 and 2009, respectively. Non-allocated costs consist primarily of costs and expenses associated with our headquarters. We expect that our selling, general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company.

Share-based compensation expenses were RMB43,549, RMB730,453 and RMB1,857,765 (US$272,164) for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, there was US$553,751 (approximately RMB3,780,000) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.77 years.

As a result of a modification to our Series A Preferred Shares terms on January 27, 2010 as described in Note 22(b) to our consolidated financial statements, we recognized a compensation charge of approximately RMB4.9 million (US$720,000) in the first quarter of 2010.

Taxation. We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Dividends from our PRC subsidiaries are subject to a withholding tax at the rate of 10% except Shenzhen CIR, whose dividends are subject to a withholding tax at the rate of 5%. Our current holding structure does not provide for any further treaty relief. Dividends from our Hong Kong subsidiary are exempt from withholding tax as long as after-tax profits are distributed.

Our subsidiaries in China are subject to business tax and related surcharges by various local tax authorities at rates ranging from 5.0% to 5.5% on gross revenues generated from providing real estate services.

Prior to January 1, 2008, pursuant to the Income Tax Law of the PRC concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws, the enterprise income taxes of PRC entities were generally assessed at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax.

The CIT Law, under which foreign invested enterprises, or FIEs, and domestic companies would be subject to enterprise income tax at a uniform rate of 25%, became effective on January 1, 2008. In accordance with the CIT Law, there will be a transition period for enterprises that currently receive preferential tax treatments granted by relevant tax authorities. Enterprises subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the CIT Law.

IFM Beijing, Beijing Anxin and IFM SH are subject to the income tax rate of 33% for periods before 2008 and 25% thereafter in accordance with the CIT Law.

As Shanghai Ruifeng and Anshijie are both registered in Shanghai Pu Dong New Area and Shenzhen CIR is registered in Shenzhen special economic zone, they are subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, the income tax rate is increased progressively from 18% to 25% from 2008 to 2012, respectively, according to preferential treatments granted by the PRC central and local governments.

In October 2009, Beijing Huachuangxunjie Technology Co., Ltd, or Huachuang, obtained a Software Enterprise Certification which entitles it to exemption from corporate income tax for the first two years in which it has taxable income and a 50% reduction in corporate income tax for each of the following three years.

Under the CIT Law, dividends from our PRC subsidiaries out of earnings generated after January 1, 2008, are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules promulgated by the PRC tax authorities, the effective withholding tax is currently 10%. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividend payments are not subject to withholding tax in the British Virgin Islands or the Cayman Islands.

Under the CIT Law, enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the CIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC CIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Dividends payable to us by our PRC subsidiaries and gain on sale of our shares may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new CIT Law.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)(1)
	(In thousands)
Revenue
Net revenues	189,029	273,359	651,656	95,468
Costs and Expenses
Commissions and other agent related costs	(82,866)	(151,550)	(289,146)	(42,360)
Operating costs	(79,886)	(146,457)	(119,605)	(17,522)
Selling, general and administrative expenses	(94,471)	(102,952)	(101,421)	(14,858)
Total costs and expenses	(257,223)	(400,959)	(510,172)	(74,740)
(Loss) income from operations	(68,194)	(127,600)	141,484	20,728
Interest income	1,708	4,441	2,244	329
Foreign currency exchange loss	(5,485)	(5,526)	(496)	(73)

(Loss) income before income tax and share of associates’ losses	(71,971)	(128,685)	143,232	20,984
Income tax	(394)	(2,076)	(8,275)	(1,212)
Share of associates’ losses	(409)	(1,126)	(162)	(24)

Net (loss) income	(72,774)	(131,887)	134,795	19,748

Non-controlling interest	(1,347)	(431)	246	36
Net (loss) income attributable to IFM Investments Limited	(74,121)	(132,318)	135,041	19,784

(1)
Translations from Renminbi to U.S. dollars have been made at a rate of RMB6.8259 to U.S.$1.00, the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2009.

Selected financial information and operational data relating to each of our business lines is set forth below for the years indicated:

	2007	2008	2009
Company-owned brokerage services
Net revenues (in thousands of RMB)	151,692	206,076	590,222
Beijing	62,666	75,543	272,068
Shanghai	89,026	126,830	286,073
Shenzhen	—	3,703	32,081
Average number of operating sales offices(1)	143	279	248
Average monthly net revenues per operating sales office (in thousands of RMB)	88.4	61.6	198.3
Mortgage management services
Net revenues (in thousands of RMB)	—	10,650	32,926
Loan amount of referred mortgages (in thousands of RMB)	—	1,879,500	5,956,100
Franchise services
Net revenues (in thousands of RMB)	37,337	56,633	28,223
Number of regional sub-franchisors as of year end	23	28	30

(1)	Equals the sum of the number of operating sales offices that existed at the end of each month in the applicable period, divided by the number of months in such period.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net revenues. Our net revenues increased RMB378.3 million, or 138.4%, from RMB273.4 million for the year ended December 31, 2008 to RMB651.7 million (US$95.5 million) for the year ended December 31, 2009, primarily due to a significant increase in net revenues generated by our company-owned brokerage services. Our net revenue growth was also partly attributable to the increase in net revenues from our mortgage management services and partially offset by a decrease of net revenues from our franchise services.

Company-Owned Brokerage Services. Net revenues from our company-owned brokerage services increased RMB384.1 million, or 186.4%, from RMB206.1 million for the year ended December 31, 2008 to RMB590.2 million (US$86.5 million) for the year ended December 31, 2009. This increase was primarily due to a substantial increase in the number of sale and purchase transactions in which we were involved from 6,312 for the year ended December 31, 2008 to 17,925 for the year ended December 31, 2009. We believe the increase in the number of transactions in which our company-owned brokerage services were involved was primarily attributable to a recovery in China’s real estate market. The increase in the number of transactions was also partially due to the number of transactions we brokered in Shenzhen, a market we entered in the second half of 2008. We have achieved this robust growth in sales volume despite a significant reduction in the number of operating sales offices in Beijing and Shanghai. In Beijing, we decreased from an average of 128 operating sales offices for the year ended December 31, 2008 to an average of 109 operating sales offices for the year ended December 31, 2009. In Shanghai, we decreased from an average of 139 operating sales offices for the year ended December 31, 2008 to an average of 115 operating sales offices for the year ended December 31, 2009. These decreases were primarily due to streamlining of our operations in response to the weakness of the real estate market in China in 2008.

Average commission rates remained relatively stable in the year ended December 31, 2009 compared to the same period in 2008. However, our average monthly net revenues per operating sales office in Beijing increased by RMB158,029 or 321.3%, from RMB49,182 for the year ended December 31, 2008 to RMB207,211 (US$30,357) for the year ended December 31, 2009, and our average monthly net revenues per operating sales office in Shanghai increased by RMB131,759, or 173.4%, from RMB75,992 for year ended December 31, 2008 to RMB207,751 (US$30,436) for the year ended December 31, 2009. Our average monthly net revenues per operating sales office in Shenzhen increased by RMB 59,271 or 112.0%, from RMB52,900 for the year ended December 31, 2008 to RMB112,171 (US$16,433) for the year ended December 31, 2009.

We believe that these increases were primarily due to improved operational efficiency and the recovery of the real estate market in China during the year 2009.

Mortgage Management Services. Revenues from our mortgage management services increased RMB22.2 million, or 209.2%, from RMB10.7 million for the year ended December 31, 2008 to RMB32.9 million (US$4.8 million) for the year ended December 31, 2009, primarily due to a substantial increase in the home mortgages for existing homes that utilized our mortgage management services . For the year ended December 31, 2009, we provided services for home mortgages for existing homes with an aggregate loan amount of approximately RMB6.0 billion (US$879.0 million) as compared to RMB1.9 billion for the year ended December 31, 2008.

Franchise Services. Revenues from our franchise services decreased RMB28.4 million, or 50.2%, from RMB56.6 million for the year ended December 31, 2008 to RMB28.2 million (US$4.1 million) for the year ended December 31, 2009. This decrease resulted primarily because we only granted two new regional sub-franchises in the year ended December 31, 2009 compared with eight new regional sub-franchises in the year ended December 31, 2008. Our initial franchise fees accounted for RMB9.3 million of revenue for the year ended December 31, 2009, a decrease of RMB 31.2 million, or 77.0%, from RMB 40.5 million for the year ended December 31, 2008.

Commissions and other agent related costs. Our commissions and other agent related costs accounted for 55.4% and 44.4% of net revenues for the year ended December 31, 2008 and 2009, respectively and increased RMB137.5 million, or 90.8%, from RMB151.6 million for the year ended December 31, 2008 to RMB289.1 million (US$42.4 million) for the year ended December 31, 2009, primarily due to RMB135.3 million net increase in costs associated with our company-owned brokerage services. This net increase was primarily due to a RMB142.7 million increase in commission expenses as a result of higher net revenues, and was partially offset by a RMB5.1 million decrease in non-commission, payroll and benefit expenses for our sales professionals as a result of the decrease in the number of company-owned sales offices and sales professionals in the year ended December 31, 2009.

Operating costs. Our operating costs accounted for 53.6% and 18.4% of net revenues for the year ended December 31, 2008 and 2009, respectively and decreased RMB26.9 million, or 18.3%, from RMB146.5 million for the year ended December 31, 2008 to RMB119.6 million (US$17.5 million) for the year ended December 31, 2009, primarily due to a decrease in operating costs for our company-owned brokerage services of RMB22.8 million, or 17.2%, from RMB132.6 million for the year ended December 31, 2008 to RMB109.8 million for the year ended December 31, 2009. This decrease was primarily due to a RMB10.8 million decrease in sales office rental costs mainly due to a reduction of 43 average company-owned operating sales offices in Beijing and Shanghai, offset by the addition of 12 operating sales office in Shenzhen, RMB11.1 million decrease in other sales office related costs such as utilities and telecommunications, and depreciation and amortization expenses. Our operating costs attributable to franchise services also decreased by RMB5.0 million mainly due to a decrease in royalty payments due to Realogy as we recognized less initial franchise fee revenue from newly signed regional sub-franchisors during this period.

Selling, general and administrative expenses. Our selling, general and administrative expenses accounted for 37.7% and 15.6% of net revenues for the year ended December 31, 2008 and 2009, respectively and decreased RMB1.5 million, or 1.5%, from RMB103.0 million for the year ended December 31, 2008 to RMB101.4 million (US$14.9 million) for the year ended December 31, 2009, primarily due to a decrease of RMB7.9 million in marketing expenses as we replaced traditional advertising with internet based marketing for our company-owned brokerage services and franchise services. The overall decrease in selling, general and administrative expenses was offset primarily by increases of RMB3.6 million in costs associated with our mortgage management services as a result of hiring additional staff and also partially by increases of RMB1.1 million share-based compensation and RMB0.9 million in professional fees.

Interest income. Our interest income decreased RMB2.2 million, or 49.5%, from RMB4.4 million for the year ended December 31, 2008 to RMB2.2 million (US$0.3 million) for the year ended December 31, 2009, for the purpose of operating needs, the Company deposited a higher percentage of our cash in lower interest bearing current accounts in 2009, as opposed to longer-term deposit accounts in 2008.

Foreign currency exchange loss. Our foreign currency exchange loss decreased RMB5.0 million, or 91.0%, from RMB5.5 million for the year ended December 31, 2008 to RMB0.5 for the year ended December 31, 2009 primarily as a result of the stabilization of the exchange rate between the Renminbi and the U.S. dollar.

Net Income. As a result of the foregoing, we had a net income of RMB134.8 million (US$19.7 million) for the year ended December 31, 2009 as compared to a net loss of RMB131.9 million for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net revenues. Our net revenues increased RMB84.4 million, or 44.6%, from RMB189.0 million for the year ended December 31, 2007 to RMB273.4 million for the year ended December 31, 2008, primarily due to an increase in net revenues generated by our company-owned brokerage services. Our net revenue growth was also partly attributable to the establishment of our mortgage management services business as a separately managed segment and growth in our franchise services revenue.

Company-Owned Brokerage Services. Net revenues from our company-owned brokerage services increased RMB54.4 million, or 35.9%, from RMB151.7 million for the year ended December 31, 2007 to RMB206.1 million for the year ended December 31, 2008. This increase was primarily due to a substantial increase in the number of sale and purchase transactions in which we were involved from 4,424 for the year ended December 31, 2007 to 6,312 for the year ended December 31, 2008. The increase in the number of transactions in which our company-owned brokerage services were involved was primarily attributable to an increase in the number of sales offices in Beijing and Shanghai. In Beijing we increased from an average of 68 operating sales offices for the year ended December 31, 2007 to an average of 128 operating sales offices for the year ended December 31, 2008. In Shanghai we increased from an average of 75 operating sales offices for the year ended December 31, 2007 to an average of 139 operating sales offices for the year ended December 31, 2008.

Average commission rates remained relatively stable in the year ended December 31, 2008 as compared to the year ended December 31, 2007. As a result of our rapid expansion and, we believe, the weakness of the real estate market in China in 2008, our average monthly net revenues per operating sales office in Beijing, decreased by RMB27,615, or 36.0%, from RMB76,797 for the year ended December 31, 2007 to RMB49,182 for the year ended December 31, 2008. Our average monthly net revenues per operating sales office in Shanghai decreased by RMB22,881, or 23.1%, from RMB98,918 for the year ended December 31, 2007 to RMB76,037 for the year ended December 31, 2008. Revenues from our company-owned brokerage services in Shenzhen were minimal during such periods as these operations were launched in 2008.

Mortgage Management Services. Revenues from our mortgage management services were RMB10.7 million for the year ended December 31, 2008. Our mortgage management services were not separately segmented until 2008 when we began marketing the services under the Kaisheng brand, concentrating on brokering mortgage loan services to customers both inside and outside our CENTURY 21 ®  China network. For the year ended December 31, 2008, we provided services for home mortgages for existing homes with an aggregate loan amount of approximately RMB1.9 billion.

Franchise Services. Revenues from our franchise services increased by RMB19.3 million, or 51.7%, from RMB37.3 million for the year ended December 31, 2007 to RMB56.6 million for the year ended December 31, 2008. This growth was primarily attributable to an increase in the number of our newly-opened operating regional sub-franchisors in 2008 from three in the year ended December 31, 2007 to eight in the year ended December 31, 2008, resulting in an increase in the initial franchise fees recognized as revenue.

Commissions and other agent related costs. Our commissions and other agent related costs increased by RMB68.7 million, or 82.9%, from RMB82.9 million for the year ended December 31, 2007 to RMB151.6 million for the year ended December 31, 2008 primarily due to RMB69.1 million increase in costs associated with our company-owned brokerage services, RMB52.6 million, or 76.1%, of which was attributable to increased costs associated with non-commission, payroll and benefit expenses for our sales professionals as a result of the increase in company-owned sales offices in 2008 described under “– Net Revenues – Company-Owned Brokerage Services” above. This increase was also caused by an increased number of sales professionals and staff for our mortgage management services, which were managed as a separate segment beginning in 2008.

Operating costs. Our operating costs increased by RMB66.6 million, or 83.3%, from RMB79.9 million for the year ended December 31, 2007 to RMB146.5 million for the year ended December 31, 2008, principally due to an increase in operating costs for our company-owned brokerage services of RMB60.6 million, or 84.1%, from RMB72.0 million for the year ended December 31, 2007 to RMB132.6 million for the year ended December 31, 2008. This increase was primarily due to higher sales office rental costs of RMB43.1 million as a result of the addition of 136 company-owned average operating sales offices in Beijing, Shanghai and Shenzhen, RMB16.9 million increase in other sales office related costs such as utilities and telecommunications, and depreciation and amortization expense. Our operating costs attributable to franchise services increased by RMB4.4 million due to an increase in royalty payments to Realogy resulting from our increased initial franchise fee revenue. In addition, the operation of our mortgage management services as a separate segment resulted in costs of RMB1.6 million for the year ended December 31, 2008 being allocated to our mortgage management services.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by RMB8.5 million, or 9.0%, from RMB94.5 million for the year ended December 31, 2007 to RMB103.0 million for the year ended December 31, 2008, primarily due to RMB17.4 million increase in non-sales payroll costs associated with expansion of company-owned brokerage services and mortgage management services as we hired more back office supporting staff in these business segments, offset in part by RMB4.8 million decrease in advertising and promotion expenses as we changed from traditional print media to more internet based advertising, as well as RMB3.9 million decrease in other general and administrative expenses as we reduced consulting fees and professional fees.

Interest income. Our interest income increased by RMB2.7 million, or 160.0%, from RMB1.7 million for the year ended December 31, 2007 to RMB4.4 million for the year ended December 31, 2008, mainly as a result of our increased average cash balance during 2008 as compared with 2007.

Net loss. As a result of the foregoing, our net loss increased by RMB59.1 million, or 81.2%, from RMB72.8 million for the year ended December 31, 2007 to RMB131.9 million for the year ended December 31, 2008.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP, appearing elsewhere in this annual report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that our accounting policies with respect to revenue recognition, allowance for doubtful accounts, property and equipment, goodwill and intangible assets, impairment of long-lived assets, share-based compensation, and income taxes represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenue where there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes and discounts.

Company-Owned Brokerage Services

Our company-owned brokerage services business earns most of its revenue from brokerage commissions from secondary real estate property sales, purchases and leasing transactions, referral and service fees of mortgage loan transactions to our mortgage management services segment, and to a lesser extent brokerage commissions from primary real estate property sales and purchase transactions. This commission income is recorded as revenue upon meeting the revenue recognition criteria described above, including the signing of a real estate sales and purchase agreement or rental agreement, the mortgage loan fund being disbursed by banks to the customers, and developers’ confirmation of successful sales of a primary real estate property. All revenue amounts are net of any sales discounts that management estimates based on current circumstances at the time of the sale and historical experience of anticipated subsequent discounts granted to customers.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

Mortgage Management Services

We provide mortgage management services, many of which are provided in connection with our company-owned brokerage services business. We also provide interim financial guarantees to banking institutions in Beijing for a period ranging from approximately one to six months while government-owned property registries process and release the relevant mortgage pledge documents to such institutions.

The mortgage management services income is recognized on a net basis when the mortgage loan funds are disbursed by banks to the customers. The financial guarantee revenue is recognized when the respective mortgage pledge documents are collateralized by the banking institutions. We have not experienced any losses associated with the interim financial guarantees for the fiscal years ended December 31, 2007, 2008 and 2009.

Franchise Services

We recognize our franchise services revenue as earned. Franchise revenue includes initial franchise fees, which are generally non-refundable and recognized as revenue when all material services or conditions relating to the initial franchise fee have been substantially performed and we have fulfilled all of our commitments and obligations (generally when a franchisee commences its operation under the CENTURY 21®  brand). Our commitments and obligations related to earning the initial franchise fee include providing training and assessing the franchisees’ qualifications for commencement of operations. Franchise revenue also consists of ongoing service fees received from our franchisees. The ongoing service fees received are primarily based on a percentage of the franchisees’ gross income or a fixed monthly amount. The ongoing service fees are accrued as the underlying franchisee revenue is earned. On an ongoing basis, the services we provide to our franchisees include the license to use or sub-franchise CENTURY 21®  brand and system, training services, and the right to participate in and benefit from the marketing campaigns using our NAF as well as information technology and back office support.

We also collect marketing fees from our franchisees and utilize such fees to fund advertising campaigns on behalf of our franchisees (known as National Advertising Fund, or NAF). Management fee income of NAF is recognized in proportion to the NAF that had been spent during the reporting period.

Allowance for doubtful accounts

We accrue for allowances for doubtful accounts for receivable balances that are unlikely to be collected based on management analysis and estimates. This analysis is based on an assessment of our historical experience with particular customers or franchisees and the age of certain receivable balances, which may indicate that such receivables are no longer fully collectible. If the financial condition of our customers and franchisees were to deteriorate, resulting in an impairment of their ability to make payments, or if such customers or franchisees decided not to pay us, additional allowances could be required that would materially impact our financial position and results of operations.

We have adopted a provisioning policy for doubtful debts for our receivable balances based on the historical experience of the recoverability of the receivables. For the years presented, our provision based on historical bad debts is approximately 2% of net revenue. The appropriateness of our provisioning is assessed on an ongoing basis based on our actual experience. In addition, we also make specific bad debt provisions for problem account receivable balances (e.g. for certain franchisees). Established reserves have historically been sufficient, and are based on aging, specific customer circumstances, historical experience and current knowledge of the related political and economic environments. It is possible, however, that the accuracy of the management’s estimation process could be impacted by unforeseen circumstances.

Allowances for doubtful accounts charged to selling, general and administrative expenses were RMB4.5 million, RMB5.2 million and RMB12.2 million for the years ended December 31, 2007, 2008 and 2009, respectively. The allowance for doubtful accounts ending balance of RMB2.3 million, RMB3.6 million and RMB8.3 million as of December 31, 2007, 2008 and 2009, respectively, represents a net ending balance after actual write-offs during the year. Accounts receivable related to company-owned brokerage services fees and franchise services fees are stated net of such allowance balances at the end of year.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computers and software	5 years
Furniture, fixtures and equipment	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease term or useful lives of assets

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred. Judgment is required to determine the estimated useful lives of assets and changes in these estimates and assumptions could materially impact our financial position and results of operations.

Gains and losses from the disposals of property and equipment are included in loss from operations.

Goodwill and indefinite-lived intangible assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. Other intangible assets represent the rights to use and sub-franchise the CENTURY 21 ® brand in the PRC for 14.5 to 25 years. In addition, intangible assets also represent the customer relationships and real estate listing databases acquired through business combinations consummated in 2006 and 2008. We amortize intangible assets over their estimated useful lives on a straight-line basis.

We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently, if facts and circumstances warrant a review.

We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheet may exist. The timing of an impairment test may result in charges to our statements of operations in our current reporting year that could not have been reasonably foreseen in prior years. Application of an impairment test of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit, which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. For 2007, 2008 and 2009, we did not recognize any impairment charges for goodwill based on the expanding and prospective business of the Group.  As of December 2007, 2008 and 2009, there were no circumstances or events that indicated that the assets may be impaired and there were no at risk reporting units.  If different judgements or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge.  See Note 2(j) “Goodwill and indefinite-lived intangible assets” in the Consolidated Financial Statements for additional information.

Impairment of long-lived assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. Determination of recoverability is based on estimates and changes in these estimates and assumptions could materially impact our financial position and results of operations. No impairment of long lived assets was recognized for years ended December 31, 2007, 2008 and 2009, respectively.

Share-based Compensation

We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. For options that were granted with performance conditions which vest subsequent to our initial public offering, share-based compensation expenses would be recognized upon the offering using the graded-vesting method. Share-based compensation for the remaining options granted with service conditions are recognized, net of a forfeiture rate, over the requisite service period of the award, which is the vesting term, based on the fair value of the award on the grant date. Total compensation cost in 2007, 2008 and 2009 was RMB43,549, RMB730,453 and RMB1,857,765, respectively. We did not issue any share-based awards prior to 2007. Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share based compensation expense could be materially different in the future. For example, as of December 31, 2009, there was US$553,751 (approximately RMB3,780,000) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.77 years. In addition, after the completion of our initial public offering, approximately US$1.4 million of share-based compensation costs will be recognized over a period of one year.

Determining the fair value of options requires making complex and subjective judgments. In assessing the fair value of the options we have granted, we considered the following principal factors:

•	The nature of our business and the contracts and agreements relating to our business;

•	The global economic outlook in general and the specific economic and competitive elements affecting our business;

•	The nature and prospects of our industry in China;

•	The growth of our operations; and

•	Our business risks.

In determining the fair value of our ordinary shares on each grant date, we relied in part on a valuation report prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the final determination as to the fair value of our share awards was made by our management. To determine the fair value of our ordinary shares, the three generally accepted approaches were considered: the cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of companies which are a going concern, as it does not capture the future earning potential of the business. Given that our current stage of development is different from those of other publicly listed companies in the same industry, comparability of peer companies’ financial metrics and the relevance of the market approach were considered low. In view of the above, we considered the income approach to be the most appropriate method to derive the fair values of our ordinary shares.

For the income approach, we utilized a discounted cash flow, or DCF, analysis based on our management’s best estimates of projected cash flows as of each of the valuation dates. The projected cash flows include among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our ordinary shares are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks management perceived as being associated with achieving the forecasts and were derived by using the Capital Asset Pricing Model, after taking into account systematic risks and company-specific risks. Using this method, we determined the appropriate discount rates to be 22.5%, 23.0%, 23.5%, 22.5%, 21.5%, 21.5%, and 21.5% as of July 16, 2007, December 17, 2007, February 21, 2008, August 11, 2008, February 2, 2009, July 20, 2009, and August 20, 2009, respectively.

We also applied discounts for lack of marketability or, DLOM, to our equity value to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the DLOM, the Black-Scholes option model was used. Under this method, the cost of a put option that could be used to hedge the price change before a privately held share can be sold, is considered as a basis to determine the appropriate discount factor for lack of marketability. Based on the analysis, DLOM of 23% was used for the valuation of our ordinary shares as of each of the option grant date in 2007, 2008, and DLOM of 23%, 17% and 19% was used for the valuation of our ordinary shares as of the option grant date on February 2, 2009, July 20, 2009 and August 20, 2009, respectively.

Valuation Assumptions: The company estimated the fair value of stock options using Black-Scholes Option Pricing valuation model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing valuation model with the following weighted-average assumptions:

	2007	2008	2009
Expected volatility	43.90% - 48.30%	48.30% - 53.30%	70.50% - 75.40%
Risk-free interest rate	4.43% - 5.49%	3.27% - 4.13%	3.09% - 3.76%
Dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	3.4 - 4.8	3.2 - 3.5	3.1 - 3.5
Weighted average fair value of options granted (US$)	0.11	0.09	0.32

Expected Term: Due to insufficient historical information, giving consideration to the contractual terms of the stock-based awards, we adopted the simplified method for estimating the expected term to represent the period that our stock-based awards are expected to be outstanding.

Expected Volatility: The fair value of share-based payments made through the year ended December 31, 2007, 2008 and 2009 was valued using the Black-Scholes Option Pricing valuation method with a volatility factor based on the historical stock prices of comparable companies.

Expected Dividend: The Black-Scholes Option Pricing valuation model calls for a single expected dividend yield as an input. We have not declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments on its ordinary shares in the foreseeable future.

Risk-Free Interest Rate: We base the risk-free interest rate used in the Black-Scholes Option Pricing valuation method on the implied yield currently available on China treasury bonds constant maturities with an approximate equivalent remaining term.

Estimated Pre-vesting Forfeitures: When estimating forfeitures, we consider both voluntary and company termination behavior.

The grant date, number of options granted, exercise price, fair value and intrinsic value of the options granted to date, giving effect, in each case to our 10-for-1 share split, are set forth below. The intrinsic value of each option is calculated as the difference between the exercise price of the option and the initial public offering price on February 2, 2010, US$0.47 per share (US$7.00 per ADS representing 15 Class A ordinary shares). As of December 31, 2009, there were 5,204,167 share options exercisable. The number of options, price and value information below are based upon ordinary shares.

	Grant date	Number of options granted	Exercise price	Fair value of ordinary shares	Intrinsic Value
1	16 Jul 07	39,800,000	i) US$0.11 ii) US$0.13	i) US$0.11 ii) US$0.11	i) US$0.36 ii) US$0.34
2	17 Dec 07	5,500,000	US$0.13	US$0.13	US$0.34
3	5 Feb 08	1,700,000	US$0.12	US$0.12	US$0.35
4	11 Aug 08	3,000,000	US$0.08	US$0.08	US$0.39
5	2 Feb 09	200,000	US$0.13	US$0.13	US$0.34
6	20 July 09	700,000	US$0.32	US$0.32	US$0.15
7	20 Aug 09	2,500,000	US$0.33	US$0.33	US$0.14

Income Taxes
We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future taxes payable in our significant tax jurisdictions. The largest component of our deferred tax assets are operating loss carryforwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a valuation allowance to offset the deferred tax assets. As of December 31, 2007, 2008 and 2009, we recognized a total valuation allowance of RMB16.5 million, RMB46.8 million and RMB22.5 million, respectively. If we subsequently determine that all or a portion of the carryforwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

B. OUR LIQUIDITY AND CAPITAL RESOURCES

Through December 31, 2009, our principal sources of liquidity were cash generated from our operating activities, capital contributions and sale of preferred shares through private placements. Our net cash used in operating activities was approximately RMB31.0 million, RMB122.7 million for the years ended December 31, 2007 and 2008, respectively and the net cash provided by operating activities was approximately RMB183.3 million for the year ended December 31, 2009. Consequently, our accumulated deficit was RMB135.7 million, RMB268.0 million and RMB135.2 million as of December 31, 2007, 2008 and 2009, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments placed with banks and other financial institutions that are unrestricted as to withdrawal or use and have maturities of six months or less. We have no debt obligations. On February 2, 2010, we completed an initial public offering with a net proceeds of RMB538.1 million. We expect to utilize a portion of our cash on hand to open and acquire company-owned sales offices in selected new markets as we grow our network of company-owned brokerage services. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as such dividends may only be distributed upon completion of an annual audit of such subsidiary.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net cash (used in) provided by operating activities	(31,017)	(122,660)	183,336	26,861
Net cash (used in) investing activities	(41,025)	(42,506)	(14,358)	(2,103)
Net cash provided by (used in) financing activities	298,668	14,616	(11,335)	(1,661)

Effects of foreign exchange rate changes on cash and cash equivalents	(5,915)	(3,689)	(31)	(5)
Net increase (decrease) in cash and equivalents	220,711	(154,239)	157,612	23,092
Cash and cash equivalents at the beginning of the year	110,505	331,216	176,977	25,926
Cash and cash equivalents at the end of the year	331,216	176,977	334,589	49,018

Operating Activities

Our operating activities primarily comprise our company-owned brokerage services, mortgage management services and franchise services. The timing of when we collect our fees on all of the business lines may differ from when we recognize revenue, which may result in significant changes in certain of our related balance sheet items such as deferred revenue and accounts receivable. For example, we collected more funds up front in 2007 related to our franchise fees as compared to 2008, which affected our cash used in operating activities.

For the year ended December 31, 2009, cash generated from operating activities amounted to RMB183.3 million, primarily due to RMB134.8 million net income earned during the period and, to a lesser degree, to an increase of RMB76.6 million in accrued expenses and other current liabilities due to increase in commission and other agent related costs, operating costs and selling, general and administrative expenses. These increases were partially offset by an increase of RMB60.5 million in accounts receivable primarily due to an increase in sales volume in both company owned brokerage services and mortgage management service.

For the year ended December 31, 2008, cash used in operating activities amounted to RMB122.7 million, primarily due to RMB131.9 million of net losses during the period and, to a lesser degree, to a decrease of RMB27.0 million in deferred revenue in our franchise services business associated with new regional sub-franchisors and an increase of RMB8.9 million in accounts receivable primarily due to an increase in sales volume.

All of our operating cash generated in 2007 and 2008 was used in our operating activities. Significant changes in operating assets and liabilities that impacted our cash used in our operating activities include an increase in prepaid expenses and other current assets of RMB20.3 million in 2007, compared with a decrease in prepaid expenses and other current assets of RMB8.8 million in 2008, and an increase in accrued expenses and other current liabilities of RMB28.7 million in 2007, compared with an increase in accrued expenses and other current liabilities of RMB0.2 million in 2008. As we continue to expand the scale of our business, our working capital requirements are expected to increase as well.

Investing Activities

Our investing activities primarily relate to our purchases and disposals of equipment and acquisition activities.

Net cash used in investing activities amounted to RMB14.4 million for the year ended December 31, 2009 primarily due to our purchase of property and equipment.

Net cash used in investing activities amounted to RMB42.5 million for the year ended December 31, 2008, primarily due to (i) our purchase of property and equipment of RMB23.1 million and (ii) our payment for the acquisitions of IFM SH and City Integrated Residential Services (China) Limited for an aggregate RMB10.9 million, and, to a lesser degree, to our purchase of intangible assets of RMB4.5 million in connection with the reacquisition of the CENTURY 21 ® franchise rights from a franchisee in Shenzhen. See “Item 4. Information on the Company—C. Organizational Structure—Our Principal Subsidiaries.”

Net cash used in investing activities amounted to RMB41.0 million for the year ended December 31, 2007, mainly due to our purchase of property and equipment.

Financing Activities

Our financing activities primarily consist of capital contributions and issuance and sale of our preferred shares to investors.

Net cash used in financing activities amounted to RMB11.3 million for the year ended December 31, 2009 as a result of a net repayment of third party deposits.

Net cash provided by financing activities amounted to RMB14.6 million for the year ended December 31, 2008, primarily due to the RMB16.2 million in net proceeds from our issuance of our Series B preferred shares to Realogy and partially offset by RMB2.9 million in net repayments of certain related party loans.

Net cash provided by financing activities amounted to RMB298.7 million for the year ended December 31, 2007, primarily due to the RMB325.0 million in proceeds from our issuance of our Series B preferred shares to GL Asia Mauritius II Cayman Limited as well as proceeds received from our issuance of Series A preferred shares to Goldman Sachs Strategic Investments, and partially offset by RMB15.3 million in repayments of certain short-term borrowings, and RMB1.9 million in net repayments of certain related party loans.

We incurred RMB42.5 million, RMB23.1 and RMB14.1 million of capital expenditures for the years ended December 31, 2007, 2008 and 2009, respectively. We incurred these capital expenditures primarily in our company-owned brokerage services in connection with the establishment of brokerage stores, and financed these expenditures principally through the issuance of preferred shares.

Subsequent to December 31, 2009, we completed an initial public offering with a net proceeds of RMB538.1 million on February 2, 2010.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The CENTURY 21® brand name, including related intellectual property, which we are authorized to use under our master sub-franchise agreement with Realogy, contributes to our competitive advantage in the real estate services market. We also rely on our Sales Information System and Human Resource and Commission Information System, each of which is copyright protected, and our training system that combines our training programs and our E-learning system to manage our business operations.  Since commencement of our operations, our company-owned brokerage and franchise services businesses have significantly relied on the CENTURY 21® brand name, our proprietary information systems and our training system. To protect our intellectual property, we rely on a combination of trade secrets and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our sales professionals and staff, contractors and others. The built-in security functions and access authorization mechanisms in our franchise systems also help protect our confidential information.

We offer our mortgage management services under the trade name of Kaisheng in Beijing and Shanghai. We are in the process of registering our trademark for our mortgage management services in China.

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events,  including those listed under “Key Information—Risk Factors,” for the year 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

As is customary in the mortgage management industry in Beijing, we provide interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which typically takes one to six months. The fair value of the interim guarantees as of December 31, 2007, 2008 and 2009 was immaterial.

If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, we may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank exceeding the payment already made by the buyer and the amount recoverable from the property.

Under PRC rules, the maximum financed portion of the purchase price of a property is 80%, which helps reduce our risk exposure. To further mitigate our risk exposure, we usually:

•	conduct certain background and credit checks on property buyers and reject less credit-worthy mortgage applications;

•
assist in applying for buyers’ title documents, and issue a guarantee in a transaction only after a notice specifying the proposed date for collecting the title document has been issued by the applicable property registry; and

•	actively participate in the process of banks’ applying for mortgage registration certificates.

The contingent guarantee obligation in connection with our provision of interim guarantees was RMB143.9 million, RMB227.8 million and RMB718.7 million as of December 31, 2007, 2008 and 2009, respectively. This increase during the year ended December 31, 2009 was primarily due to a substantial increase in the number of home mortgages for existing homes that utilized our mortgage management services. We have not experienced any losses associated with our interim guarantees for the years ended December 31, 2007, 2008 and 2009.

Other than the contingent liabilities discussed above and the obligations set forth in the preceding section, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2009:

Contractual Obligations (in thousands of RMB)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease
Obligations	154,994	68,794	74,302	11,898	-
Minimum Service
Fees	10,418	683	1,366	1,366	7,003

Total	165,412	69,477	75,668	13,264	7,003

Operating Leases

Our operating lease agreements are principally for our administrative offices and real estate brokerage sales offices. These leases have expiration dates, the latest of which is in 2015.

Minimum Service Fees

Pursuant to the master sub-franchise agreement entered into with Realogy, we are required to pay an annual minimum service fee to Realogy for the licensing of the CENTURY 21 ® brand. The minimum annual service fee is the greater of US$100,000 (approximately RMB683,000) or an amount calculated by multiplying US$500 (approximately RMB3,000) by the number of sales offices in our CENTURY 21 ®  franchise network, to be adjusted for inflation or deflation.

Long-term Deposits Payable

We receive security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2009 were RMB10.7 million.

G. SAFE HARBOR

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item.3 Key Information—D. Risk Factors,” “Item.4 Information on the Company,” and “Item.5 Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute our strategy, our failure to manage growth, our loss of competitive advantage and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

H. RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

In June 2009, the FASB issued authoritative guidance to eliminate the exception to consolidate a qualifying special-purpose entity, change the approach to determining the primary beneficiary of a variable interest entity and require companies to more frequently re-assess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The Group has adopted this guidance from the beginning of its fiscal year 2010, and the adoption of this guidance has had no material impact on its consolidated financial statements.

In August 2009, the FASB issued guidance on Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value. The objective of the new guidance is to provide clarification for the fair value measurement of liabilities, specifically providing clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted include using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities or similar liabilities when traded as assets, or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. The Group has adopted this guidance from the beginning of its fiscal year 2010, and the adoption of this guidance has had no material impact on its consolidated financial statements.

In October 2009, the FASB issued an accounting standard update to revenue recognition relating to multiple-deliverable revenue arrangements. This update modifies the fair value requirements of existing accounting guidance by allowing the use of the “best estimate of selling price” in addition to vendor-specific objective evidence or VSOE, and third-party evidence or TPE, for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosures and is effective for fiscal years beginning on or after June 15, 2010. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We are currently evaluating the impact, if any, that the adoption of this update will have on our consolidated financial statements.

In December 2009, the FASB codified “Consolidations — Improvements to Financial Reporting by Enterprises Involved with VIEs,” guidance which was issued by the FASB in June 2009. The amendments in this Accounting Standards Update (“ASU”) replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this ASU also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Group does not expect the adoption of this standard will have a material impact on its financial statements.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The Company does not anticipate the adoption of the updated guidance will have a material impact on its consolidated financial position, results of operations and cash flows.

In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial position or results of operations.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth our current directors, and executive officers, their ages as of the date of this annual report and the positions held by them. The business address for each of our directors, executive officers, is 26/A, East Wing, Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing 100004, People’s Republic of China.

Name	Age	Position

Donald Zhang	56	Chairman, Chief Executive Officer
Harry Lu	43	Vice Chairman, President
Kevin Cheng Wei	42	Director and Chief Financial Officer
Kevin Yung	35	Director and Executive Vice President
Weiping Zhang	56	Director and Vice President
Jennifer Tang	43	Director
Qiang Chai	48	Independent Director
Liang Pei	41	Independent Director
Conor Chiahung Yang	47	Independent Director

Lihong Ma	38	Legal Vice President
Hao Wang	39	Vice President & General Manager of Franchise Services Business Unit
Sheng Kang	36	General Manager of Beijing Kaishengjinglue Guarantee Co. Limited
Hau Piu Ip	36	General Manager of Shanghai Ruifeng

Mr. Donald Zhang is one of our co-founders. In addition to founding our company, Mr. Zhang has served as our director and chairman since 2000 and our chief executive officer since 2009. Prior to assuming his role with our company, Mr. Zhang founded Maxpro International Enterprises, Inc. and has served as its chairman and chief executive officer since it was founded in 1992. Maxpro is an import and export and real estate investments company. From 1982 to 1986, Mr. Zhang served as an assistant manager in the procurement department of China National Offshore Oil Corporation. Mr. Zhang received his bachelor’s degree from the University of International Business and Economics in Beijing and a master’s degree in International Trade from Webster University in Missouri. Mr. Zhang is a brother-in-law of Mr. Harry Lu.

Mr. Harry Lu is one of our co-founders. In addition to founding our company, Mr. Lu has served as our director and vice chairman since 2000 and president since 2008. From 1995 to 1999, Mr. Lu served as the general manager of the PRC Region of Maxpro International Enterprises, Inc., managing the China aspects of Maxpro’s import and export and real estate investments business. From 1992 to 1995, he served as the export manager of China National Pharmaceutical and Healthcare Product Import & Export Co., Ltd. Mr. Lu currently serves as the deputy general secretary of the China National Institute of Real Estate Appraisers and Brokers, the policy and standard setting institute of the real estate market in China. Mr. Lu received his bachelor’s degree from Beijing Institute of Technology and his master’s degree from Rutgers Business School, State University of New Jersey. Mr. Lu is a brother-in-law of Mr. Donald Zhang.

Mr. Kevin Cheng Wei has served as our director since November 2008. He joined us as our chief financial officer in December 2007. Prior to joining us, from 2006 to 2007, Mr. Wei served as the chief financial officer of Solarfun Power Holdings Co., Limited, a Chinese solar company listed on NASDAQ. From 2005 to 2006, Mr. Wei was the chief financial officer of an on-line advertising agency in China. Mr. Wei was the chief audit executive of LG Philips Displays International Ltd. from 2003 to 2005, where he was responsible for managing global internal audit coverage and risk management. From 1999 to 2003, he was Asia Pacific regional corporate audit manager with Altria Corporate Services Inc., including one year at Nabisco Inc. prior to its acquisition by Kraft Foods. Prior to Altria, from 1991 to 1999, Mr. Wei worked with KPMG LLP and Deloitte Touche LLP. Mr. Wei graduated from Central Washington University, where he received his Bachelor of Science degree (cum laude) with a double major in accounting and management information systems.

Mr. Kevin Yung has served as our executive vice president since 2009 and director since 2010. From 2007 to 2009, Mr. Yung was a partner at China Renaissance, a local financial advisory firm based in Beijing. From 2006 to 2007, Mr. Yung was a vice president with the Special Situations Group of Morgan Stanley. From 2003 to 2006, Mr. Yung was a vice president with the Special Situations Group of Citigroup Capital Markets Asia. From 1998 to 2003, Mr. Yung was an associate with the Real Estate Principal Investing Group of Morgan Stanley in New York, Tokyo and Hong Kong. From 1996 to 1998, Mr. Yung was an analyst with the Real Estate Investment Group at J.P. Morgan in New York. Mr. Yung received his bachelor's degree in finance and economics from Babson College.

Mr. Weiping Zhang has served as our director since 2006 and vice president since 2002. From 2004 to 2007, he was senior vice president of IFM Beijing. From 2002 to 2004, he was deputy general manager for IFM SH. He was the representative of Maxpro International Enterprises, Inc. Beijing office from 1993 to 2002. Maxpro is an import and export and real estate investments company. From 1992 to 1993, Mr. Zhang was the Assistant General Manager of Hong Kong Donglong Company. Mr. Zhang received his bachelor’s degree from Beijing Foreign Language Institute.

Ms. Jennifer Tang has served as our director since 2009. Ms. Tang joined Avenue Asia Singapore Pte Ltd in 2006 and serves as its managing director and head of its legal department. From 2000 to 2006, Ms. Tang held various positions with Hutchison Whampoa Limited, including serving as group senior legal counsel of Hutchison Telecommunications International Ltd, a public company listed on the New York Stock Exchange and the Stock Exchange of Hong Kong. Ms. Tang received her bachelor’s degree in commerce and a bachelor’s degree in law from the University of New South Wales. She is currently admitted as a solicitor in New South Wales and Hong Kong.

Mr. Qiang Chai has served as our independent director since January 2010. Mr. Chai also served as vice president and secretary general of China National Institute of Real Estate Appraisers and Brokers since

1999. From 1992 to 1999, he was the director of the Real Estate and Residence Research Institute and deputy chief economist of the Policy Research Center of the Ministry of Housing and Urban-Rural Development of PRC. From 1985 to 1992, Mr. Chai was chief and deputy director of the Urban Economic Research Office of Urban-Rural Development Economic Institute. Mr. Chai received his bachelor’s degree in engineering from Wuhan University of Technology, and his master’s degree and doctor’s degree in economics from the graduate school of China Academy of Social Sciences.

Mr. Liang Pei has served as our independent director since January 2010. Mr. Pei has served as the secretary general of China Chain Store & Franchise Association since 2002 and an independent director of Fujian New Hua Du Supercenter Co., Ltd. since 2007. From 1992 to 2002, he worked as an official with Ministry of Internal Trade. Mr. Pei received his bachelor’s degree in commerce and economics and doctor’s degree in business administration, both from Renmin University of China.

Mr. Conor Chiahung Yang has served as our independent director since January 2010. Mr. Yang is the chief financial officer of DangDang.com and has served in that role since March 2010. Prior to joining DangDang.com, he served as chief financial officer of AirMedia Group Inc. (Nasdaq:AMCN) from March 2007 to March 2010. He was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and worked at Morgan Stanley Asia from 1992 to 1994. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor's degree from Fu Jen University in Taiwan in 1985.

Ms. Lihong Ma has served as our legal vice president since 2008. From 2007 to 2008, she was an associate of DLA Piper UK LLP. From 2006 to 2007, and from 2001 to 2004, she was an attorney of Dacheng Law Offices. From 2004 to 2006, Ms. Ma was the head of the legal department of the Beijing office of CapitaLand (China) Investment Co., Ltd. From 1996 to 2000, she was a translator of the Beijing office of Hong Kong Dragon Airlines Limited. From 1995 to 1996, she was a teacher of the training center of Beijing Automobile Industry Group. Ms. Ma received her bachelor’s degree from China University of Politics Science and Law and her master’s degree from Peking University School of Law. Ms. Ma is qualified for PRC Bar.

Mr. Hao Wang has served as the vice president and general manager of our franchise services business unit since 2009. Mr. Wang joined us in 2001 and served as franchise sales manager and franchise sales director of IFM Beijing and the general manager of IFM SH. From 1999 to 2001, he was the general manager of American Haohua Investment Consultant Company. From 1995 to 1999, Mr. Wang was the manager of the marketing division of China Pacific Insurance (Group) Co., Ltd. Mr. Wang received his bachelor’s degree from the Fine Art College of Shanghai University and his EMBA degree from the University of Texas at Arlington.

Mr. Sheng Kang has served as general manager of our mortgage management services business unit since 2008. From 2007 to 2009, he was the general manager of Beijing Kaishengjinglue Guarantee Co. Limited since 2007. From 2006 to 2007, he was the general manager of Beijing Weijia Anjie Investment Guarantee Co., Ltd. From 2002 to 2006, he was the finance service and trading management director of 5i5j Real Estate Co., Ltd. From 2000 to 2002, Mr. Kang was the deputy general manager of Dongfang Hengji Real Estate Consulting Co., Ltd. of Dongli Group. From 1999 to 2000, he was the project deputy manager of China Xin Xing Construction Development Co., Ltd. Mr. Kang received his bachelor’s degree from Wuhan University of Hydraulic and Electrical Engineering and his master’s degree from Tsinghua University.

Mr. Hau Piu Ip has served as the general manager of Shanghai Ruifeng since 2009. He was a director and general manager of Shanghai Hopefluent Real Properties Consulting Co. Limited since 2007. From 1997 to 2006, he was the senior director of Centaline Property Agency Limited. Mr. Ip received his bachelor’s degree from Liverpool John Moores University and his master’s degree from Tongji University and United Business Institutes of Belgium.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer employment for cause, at any time, without remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. An executive officer may terminate the employment at any time upon advance written notice. Furthermore, we may terminate an executive officer’s employment at any time without cause, in which case, we will continue to make the base salary payment and certain benefits to the executive officer within a severance period in accordance with the employment agreement.

Except for the foregoing, our officers and directors are not entitled to any severance payments upon the termination of their employment, or in the case of directors, service to the board, for any reason.

Each executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer also agrees to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our board of directors.

B.	COMPENSATION

For the year ended December 31, 2009, we paid an aggregate of approximately RMB14.1 million in cash compensation to our executive officers, and we did not pay any cash compensation to our non-executive directors.  In addition, for the year ended December 31, 2009, after giving effect to our 10-for-1 share split effected January 4, 2010, we granted 2,500,000 options to our executive officers and directors to purchase ordinary shares of our company at an average exercise price at US$0.33 per share. These options expire five years after their dates of grant, and the aggregate number of ordinary shares underlying these options is 2,182,669. The total amount set aside or accrued by us to provide pension, retirement or similar benefits for our executive officers and directors for the year ended December 31, 2009 was approximately RMB0.6 million.

Stock Incentive Plan

Stock Incentive Plan. On August 18, 2006, we adopted a stock incentive plan, or the plan, which has been amended on October 19, 2007 and February 1, 2008, to provide additional incentive to those officers, employees, directors, consultants and other service providers of our Group, in order to strengthen the commitment of such persons to our Group, motivate such persons to faithfully and diligently perform their duties and to attract and attain competent and dedicated persons whose efforts will result in the long-term growth and profitability of our Group. The plan permits us to grant five types of awards: incentive stock options, nonqualified stock options, restricted shares, restricted share units and other awards. As of December 31, 2009, the ordinary shares reserved for issuance under our plan represented 8.41% of our equity interest on a fully-diluted basis and the plan provides for proportional adjustment of such reserved shares in the event of adjustments to the conversion price of the preferred shares. As of December 31, 2009, after giving effect to our 10-for-1 share split effected January 5, 2010, we had outstanding 43.80 million options to purchase ordinary shares of our company exercisable at a weighted average exercise price at US$0.13 per share and the aggregate number of ordinary shares underlying these options is 38.24 million. These options generally expire five years after their dates of grant. See Note 17 “Share-Based Compensation ” in the Consolidated Financial Statements for additional information.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of granting awards under the plan.

Award Agreement. Options and other awards granted under our plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement may also provide that securities granted are subject to certain lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Term of the Awards. The term of each award grant shall be stated in the relevant award agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the relevant award agreement specifies, the vesting schedule.

Transfer Restrictions. Awards granted under the plan may not be transferred in any manner by the grantee other than by will or the laws of succession and may be exercised during the lifetime of the grantee only by the grantee.

Termination of the Plan. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any grantee unless agreed by the grantee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

C.	BOARD PRACTICES

Board of Directors

Our board of directors currently consists of 9 directors. A director is not required to hold any shares in the company by way of qualification. A director may, subject to any separate requirement for audit committee approval under applicable law or the listing rules of the New York Stock Exchange, and unless disqualified by the chairman of the relevant board meeting, vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company which are not, by the Companies Law or its amended and restated articles of association, required to be exercised by shareholders, including the power to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third party.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Pursuant to our amended and restated memorandum and articles of incorporation, our board of directors will be divided into three classes. The members of each class will serve staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of the shareholders in the year in which their respective terms expire. The classes are composed as follows:

Donald Zhang, Kevin Yung and Liang Pei will be Class I directors, whose terms will expire at the annual meeting of shareholders to be held in 2010.

Harry Lu, Kevin Cheng Wei and Qiang Chai will be Class II directors, whose terms will expire at the annual meeting of shareholders to be held in 2011; and

Weiping Zhang, Jennifer Tang and Conor Chiahung Yang will be Class III directors, whose terms will expire at the annual meeting of shareholders to be held in 2012;

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Except as otherwise provided by law, vacancies on our board may be filled by the affirmative vote of a majority of the directors then in office, or by shareholders. A director elected by the board to fill a vacancy shall hold office only until our next annual general meeting and shall then be eligible for re-election as a director in the class where such vacancy existed.

Board Committees

Our board of directors has established an audit committee.

Audit Committee

Our audit committee consists of Conor Chiahung Yang, Liang Pei and Kevin Yung. Conor Chiahung Yang and Liang Pei satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. In addition, Conor Chiahung Yang and Liang Pei meet the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Conor Chiahung Yang will be the chair of our audit committee. Our audit committee will consist solely of independent directors that satisfy New York Stock Exchange and SEC requirements within one year of our initial public offering. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

D.	EMPLOYEES

We recruit sales professionals for our company-owned sales offices based on their education, qualification, experience and personality. We recruit on an as-needed basis. Most new recruits undergo a probation period before they are formally hired. We had 4,462, 2,990 and 5,313 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number of our full-time employees by area of responsibility as of the dates indicated:

	As of December 31,
	2007	2008	2009
Company management	27	42	49
Sales professionals	3,707	2,318	4,203
Other employees	728	630	1,061

Total	4,462	2,990	5,313

We review the performance of our sales professionals on a periodic basis. We also have our own accreditation system for experienced sales professionals, including those sales professionals at our franchisees. We pay our sales professionals and managers a combination of salaries and sales commissions and pay salaries to all other employees. All our sales professionals and staff are entitled to welfare and benefits as required under PRC laws.

We consider our relations with our employees to be good.

E.	SHARE OWNERSHIP

Please see Item 7.A.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(1)
Directors and Executive Officers:
Donald Zhang(2)	264,612,707	38.3%
Harry Lu(3)	53,164,090	7.7%
Kevin Cheng Wei	*	*
Kevin Yung	-	-
Weiping Zhang	*	*
Jennifer Tang	-	-
Qiang Chai	-	-
Liang Pei	-	-
Conor Chiahung Yang	-	-
Lihong Ma	*	*
Hao Wang	*	*
Sheng Kang	*	*
Hau Piu Ip	-	-

All Directors and Executive Officers as a group(4)	272,544,891	39.0%

5% and above Shareholders:
IFM Overseas Partners L.P.(5)	265,776,797	38.4%
Goldman Sachs Strategic Investments (Asia) L.L.C.(6)	141,611,117	20.6%
GL Asia Mauritius II Cayman Limited(7)	146,886,195	21.4%

Notes:
*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang through IFM Overseas Partners L.P., and (ii) 4,612,707 Class A ordinary shares underlying share options held by Donald Zhang that are exercisable within 60 days after the date of the annual report.

(3)
Includes (i) 52,000,000 of the 260,000,000 Class A ordinary shares held in IFM Overseas Partners L.P. by Harry Lu, and (ii) 1,164,090 Class A ordinary shares underlying share options held by Harry Lu that are exercisable within 60 days after the date of this annual report.

(4)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang and Harry Lu through IFM Overseas Partners L.P., and (ii) 12,544,891 Class A ordinary shares underlying share options held by our directors and executive officers as a group that are exercisable within 60 days after the date of this annual report.

(5)
Includes (i) 260,000,000 Class A ordinary shares held by IFM Overseas Partners L.P., and (ii) 5,776,797 Class A ordinary shares underlying share options held by Donald Zhang and Harry Lu that are exercisable within 60 days after the date of this annual report. IFM Overseas Limited, a corporation incorporated under the laws of the Cayman Islands that acts as the general partner of IFM Overseas Partners L.P. and exercises investment control over the Class A ordinary shares held by this entity. Maxpro International Enterprises, Inc., a New York corporation, owns 100% of the equity interest in IFM Overseas Limited. Donald Zhang owns 100% of the equity interest in Maxpro International Enterprises, Inc., through D&M Capital Corporation. IFM Holding Company Limited and Harry Lu, each a limited partner of IFM Overseas Partners L.P., hold 80% and 20% of the partnership interest in IFM Overseas Partners L.P., respectively. IFM Holding Company Limited is a corporation incorporated under the laws of Cayman Islands, and is 100% owned by Maxpro International Enterprises, Inc.

(6)
Includes 61,108,179 Class A ordinary shares and 80,502,938 Class B ordinary shares held by Goldman Sachs Strategic Investments (Asia) L.L.C. Goldman Sachs Strategic Investments (Asia) L.L.C. is an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc., which is a bank holding company whose shares are listed on the New York Stock Exchange. The address of Goldman Sachs Strategic Investments (Asia) L.L.C. is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, USA.

(7)
Includes 91,893,513 Class A ordinary shares held by GL Asia Mauritius II Cayman Limited, a Cayman Islands exempted company. Also includes 54,992,682 ordinary shares, the number of shares estimated solely for the purpose of this report, to be transferred by IFM Overseas Partners L.P. to GL Asia Mauritius II Cayman Limited upon exchange of the secured exchangeable note issued by IFM Overseas Partners L.P. to GL Asia Mauritius II Cayman Limited. The exchangeable note may be exchanged at the option of GL Asia Mauritius II Cayman Limited for our ordinary shares at any time at least 55 days after our initial public offering. The exchange price shall be calculated based on the the fair market value of our ordinary shares at the time of the exchange and the timing of the exchange. The number of shares into which the exchangeable note may be exchanged, estimated solely for the purpose of this report, is calculated based on an exchange price of $0.27 per ordinary share, assuming that GL Asia Mauritius II Cayman Limited will exchange the exchangeable notes on June 29, 2010. GL Asia Mauritius II Cayman Limited is owned 50% by Avenue Asia International, Ltd. and 50% by GL Asia Mauritius II, LLC, but all of GL Asia Mauritius II Cayman Limited’s beneficial interest in the above shares has been allocated solely to GL Asia Mauritius II, LLC. GL Asia Mauritius II, LLC is owned by Avenue Asia Investments, L.P., Avenue Asia Special Situations Fund III, L.P. and Avenue Asia Special Situations Fund IV, L.P., but all of GL Asia Mauritius II, LLC’s beneficial interest in the above shares has been allocated solely to Avenue Asia Special Situations Fund IV, L.P., a Cayman Islands exempted limited partnership. The general partner of Avenue Asia Special Situations Fund IV, L.P. is Avenue Asia Capital Partners IV, Ltd., a Cayman Islands exempted company. The sole shareholder of Avenue Asia Capital Partners IV, Ltd. is Avenue Asia Capital Partners IV, LLC, a Delaware limited liability company. The managing member of Avenue Asia Capital Partners IV, LLC is GL Asia Partners IV, LLC, a Delaware limited liability company, which is controlled by Marc Lasry and Sonia Gardner. Voting and investment power of shares held by GL Asia Mauritius II Cayman Limited may be exercised by Avenue Asia Capital Partners IV, Ltd. or Avenue Asia Capital Management, L.P., a Delaware limited partnership. The general partner of Avenue Asia Capital Management, L.P. is Avenue Asia Capital Management GenPar, LLC, a Delaware limited liability company, which is controlled by Marc Lasry and Sonia Gardner. Mr. Lasry and Ms. Gardner disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The address of GL Asia Mauritius II Cayman Limited is 2nd Floor Anchorage Centre, Georgetown, Grand Cayman, Cayman Islands.

As of the date of this annual report, 187,312,500 of our Class A ordinary shares, or approximately 27.3% of the combined total of our outstanding Class A and Class B ordinary shares, were held by a single holder of record in the United States, JPMorgan Chase Bank, N.A., the depositary for our ADS program. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

B.	RELATED PARTY TRANSACTIONS

Reorganization

We underwent a reorganization in 2006 in connection with our private placement of Series A preferred shares to Goldman Sachs Strategic Investments (Asia) L.L.C., or Goldman Sachs Strategic Investments. Our reorganization went effective on August 24, 2006. As part of our reorganization, Beijing Xinye Jiayuan Real Estate Consulting Service Co., Ltd., or Xinye, a PRC wholly-owned foreign enterprise controlled by our founders, Mr. Donald Zhang and Mr. Harry Lu, agreed to transfer its 51% equity interests in IFM SH, 11.15% equity interests in IFM Beijing, 10% equity interests in Xiamen, 15% equity interests in Shandong and 10% equity interests in Xian, to us. Xinye completed its transfer of the IFM SH interests to us on December 4, 2008, the IFM Beijing interests on August 12, 2008, the Xiamen interests on December 26, 2008, the Shandong interests on December 4, 2006 and the Xian interests on February 9, 2009. See “Item 4. Information on the Company—A. History and Development of the Company.”

Related Party Loans and other Payments

We have entered into certain loan arrangements in the past with certain of our related parties, including some of our directors, our associate companies, Xinye, a PRC wholly-owned foreign enterprise controlled by Mr. Donald Zhang, our chairman and CEO, and Mr. Harry Lu, our vice chairman and president, and Maxpro International Enterprises Inc., or Maxpro, a New York corporation owned by Mr. Donald Zhang through D&M Capital Corporation.

The following table sets forth the amounts due to and from those related parties which are controlled by our shareholders as of December 31, 2007, 2008 and 2009. On September 22, 2009, the amounts due from/to Xinye and Maxpro were fully settled. On the same day, an advance of approximately

RMB5.9 million was made to Maxpro which is due on demand. On November 30, 2009, this remaining amount due from Maxpro was fully settled in cash.

		Amounts Outstanding as of
		December 31,
Amounts Due from Related Parties	Nature of Advances or Payment	2007	2008	2009
		(In thousands of RMB)

Xinye	Unsecured, interest-free advances with no repayment date, for operations of Xinye	39,656	36,024	-

Maxpro	Unsecured, interest-free advances with no repayment date, for operations of Maxpro	2,114	2,086	-

Directors	Unsecured, interest-free loans to directors	2,215	-	-

Amounts Due to Related Parties

Xinye	Amounts payable for transfer of entities as part of the Reorganization	13,377	5,700	-

Maxpro	Loans for operations of IFM Co.	29,266	27,465	-

Private Placements

On August 24, 2006, pursuant to resolutions of our shareholders and our board of directors, each dated December 18, 2005, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 200,000,000 Series A preferred shares to Goldman Sachs Strategic Investments for approximately RMB170.7 million. On October 19, 2007, pursuant to resolutions of our shareholders and our board of directors, each dated October 19, 2007, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 105,253,600 Series B preferred shares to GL Asia Mauritius II Cayman Limited for a total consideration of approximately RMB290.6 million pursuant to resolutions of our shareholders and our board of directors, each dated July 31, 2008. On February 21, 2008, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 6,113,670 Series B preferred shares to Realogy for approximately RMB16.2 million. On January 4, 2010, we effected a 10-for-1 share split of our authorized and issued share capital whereby each ordinary share, Series A preferred share and Series B preferred share, in each case par value US$0.01 per share, were divided into 10 ordinary shares, Series A preferred shares or Series B shares, as applicable, in each case par value US$0.001 per share.

In connection with our initial public offering, all issued and outstanding shares of our Series A preferred shares were automatically converted, at the conversion price then in effect, into 61,108,179 shares of our Class A ordinary shares and 80,502,938 shares of our Class B ordinary shares and all issued and outstanding shares of our Series B preferred shares were automatically converted, at the conversion price then in effect, into 97,231,160 shares of our Class A ordinary shares.

As part of our private placements, we and our founders granted to each of Goldman Sachs Strategic Investments, GL Asia Mauritius II Cayman Limited and Realogy certain minority protection rights, including pre-emptive rights, rights of first refusal and co-sale rights and consent rights regarding significant corporate actions. We and our founders also granted to Goldman Sachs Strategic Investments and GL Asia Mauritius II Cayman Limited certain corporate governance rights including the right to inspect the company and the right to appoint certain members to our board of directors. These minority protection rights automatically terminated upon completion of our initial public offering. Our founders also agreed with the investors that until the 181st day following the completion of our initial public offering, the founders will not transfer or otherwise dispose any of their respective equity interest in us, without the prior written consent of the investors. In addition, we granted to each of Goldman Sachs Strategic Investments, GL Asia Mauritius II Cayman Limited and Realogy certain registration rights in relation to the shares to be issued upon conversion of their respective preferred shares.

Item 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Please see “Item 18. Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business.

Dividend Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business.

As we are a holding company, we rely, in part, on dividends paid to us by our subsidiaries in China for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our subsidiaries in China are required to set aside a certain amount of their accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has sole discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that they may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

B.	SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

We completed our initial public offering in February 2010. See Note 22 to our consolidated financial statements included elsewhere in this annual report for more information.

Item 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Not applicable, except for Item 9A(4) and Item 9C.

Our ADSs, each representing 15 of our Class A ordinary shares, have been listed on the New York Stock Exchange since January 28, 2010. Our ADSs trade under the symbol “CTC.” The following table provides the high and low sale prices for our ADSs on the New York Stock Exchange for the year of 2010 (since the date of our IPO)

On June 21, 2010, the last reported sale price for our ADSs was US$5.36 per ADS.

	Market Price (US$)
	High	Low
January 2010	7.66	6.70
February 2010	7.27	6.55
March 2010	8.20	6.71
April 2010	7.33	4.98
May 2010	6.17	4.50

C.	MARKETS

Our ADSs, each representing 15 of our ordinary shares, have been listed on New York Stock Exchange since January 28, 2010 under the symbol “CTC.”

F.	EXPENSES OF THE ISSUE

Not applicable

Item 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-164216) filed with the Securities and Exchange Commission on January 27, 2010.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described in Item 4 “Information on the Company” and elsewhere in this annual report on Form 20-F.

D.	EXCHANGE CONTROLS

See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations on Foreign Currency Exchange and Dividend Distribution.”

E.	TAXATION

The following summary of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the PRC Corporate Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform corporate income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.

Under the PRC Corporate Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore be subject to PRC corporate income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Corporate Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC.

The PRC Corporate Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Corporate Income Tax Law. If we are deemed to be a PRC resident enterprise, we will be subject to PRC corporate income tax at the rate of 25% on our worldwide income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC corporate income tax because the PRC Corporate Income Tax Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from corporate income tax. However, as there is still uncertainty as to how the PRC Corporate Income Tax Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC corporate income tax exemptions or reductions.

In addition, the PRC Corporate Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the PRC Corporate Income Tax Law. If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely impacted due to our worldwide income being taxed in China under the PRC Corporate Income Tax Law.

United States Federal Income Taxation

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company” or a PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account. A non-U.S. corporation will be treated as owning a proportionate share of the assets and income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules, we may be classified as a PFIC for the current taxable year if the price of our ADSs or ordinary shares continue to decline and we continue to hold a substantial portion of the cash raised in our initial public offering as liquid assets.  The composition of our income and our assets will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where we determine not to deploy significant amounts of cash to (i) fund the development of our company-owned brokerage services business; (ii) fund the development of our company-owned sales offices, (iii) invest and upgrade our information and operations systems; or (iv) fund general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization following the close of our initial public offering. Among other matters, if our market capitalization declines from the current level on a sustained basis, we may be or become classified as a PFIC for the current or one or more future taxable years. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming classified as a PFIC for the current or one or more future taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC, and our PFIC status will depend on whether (i) we follow our capital expenditure plans and (ii) our market capitalization expands or contracts from its current level. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our 2010 or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation

(other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange which is an established securities market in the United States, and we presently believe our ADSs should qualify as being readily tradable. In the event that we are deemed to be a PRC resident enterprise under the PRC Corporate Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “Item 10. Additional Information—E. Taxation— Peoples’ Republic of China Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In the event that we are deemed to be a PRC resident enterprise under the PRC Corporate Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares, each determined in US dollars. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. See “Item 10. Additional Information—E. Taxation—Peoples’ Republic of China Taxation.” The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules, if a U.S. Holder receives any such excess distribution or realizes any such gain:

•	such excess distribution or realized gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC” year) will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), we will continue to be treated as a PFIC with respect to such holder for all subsequent years during which such holder holds the ADSs or ordinary shares, unless we cease to be a PFIC and such holder makes a “deemed sale” election or, in certain circumstances, a “deemed dividend” election with respect to the ADSs or ordinary shares, as applicable. If a deemed sale election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares held by such holder at their fair market value and any gain from such deemed sale would be subject to the PFIC rules described above. If a deemed dividend election is made, the U.S. Holder must include in income as a dividend its pro rata share of certain earnings and profits of our company, and such deemed dividend would be treated as an excess distribution for purposes of the PFIC rules described above. After the deemed sale election or deemed dividend election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the ADSs are regularly traded or the New York Stock Exchange. We believe that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as income as ordinary income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such loss is allowed only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any ordinary income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

The “QEF election,” which serves as a further alternative to the foregoing rules, is not available (as set forth below). Subject to certain limitations, a United States person may make a “qualified electing fund” election, or QEF election, with respect to its investment in a PFIC in which the United States person owns shares (directly or indirectly) of the PFIC. If a QEF election is made by a U.S. Holder for the first year in which such U.S. Holder owns shares (directly or indirectly) of the PFIC, such U.S. Holder must generally include in income its pro rata share of the ordinary earnings and capital gains of the foreign corporation for each year such corporation meets the income test or the asset test regardless of whether any distributions are made (and will receive a basis increase to reflect such undistributed amounts included in income). A U.S. Holder may elect to defer actual payment of the tax liability arising from certain “non-passive” income until the PFIC makes actual distributions of amounts previously deemed included in such U.S. Holder’s income, subject to an interest charge generally applicable to underpayments of tax on such deferred tax liability. Notwithstanding the foregoing, a U.S. Holder may be required to report taxable income as a result of the QEF election without corresponding receipts of cash.

No portion of any such ordinary earnings inclusions would be eligible for the reduced 15% tax rate on individuals in respect of “qualified dividends.” A QEF election will only be possible for a U.S. Holder if the PFIC furnishes such U.S. Holder with a statement, including in it the U.S. Holder’s share of the PFIC’s ordinary earnings and net capital gain. Since the company does not intend to provide the information necessary to enable a U.S. Holder to make a QEF election, the QEF election will not be available to U.S. Holders.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual Internal Revenue Service Form 8621. In addition, pursuant to recently enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to- market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Information Reporting

Pursuant to recently enacted legislation, U.S. Holders may be required to submit to the Internal Revenue Service certain information with respect to an investment in the ADSs or ordinary shares not held through an account with a "financial institution."  This new legislation also imposes penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.  Each U.S. Holder is urged to consult its tax advisors regarding the application of this new legislation.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We have filed with the SEC a registration statement on Form F-1, a registration statement on Form F-6, and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review the full text of these documents.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information on that website is not a part of this annual report.

We will furnish to JPMorgan Chase Bank, N.A., as depositary of our ADSs, copies of our annual report. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	SUBSIDIARY INFORMATION

For a listing of our principal subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates. With respect to cash and cash equivalents as of December 31, 2009, a 10% decrease in interest rates would have decreased our interest income by RMB0.2million for the yaer then ended.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of approximately 18.3% of the RMB against the U.S. dollar from December 31, 2005 to December 31, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Cash and cash equivalents of the Group include aggregate amounts US$3.1 million as of December 31, 2009. A 1.0% increase in the value of the RMB against the U.S. dollar would decrease the amount of the RMB by RMB0.2 million as of December 31, 2009,. We have U.S. dollar payables of US$0.4 million as of December 31, 2009. A 1.0% increase in the value of the RMB against the U.S. dollar would increase the payable amount by RMB0.03 million as of December 31, 2009. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and minus 0.7% in 2007, 2008 and 2009, respectively.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.02 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.02 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•
reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

Not applicable

E.	USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

On January 27, 2010, our registration statement on Form F-1 (File No. 333-164216), as amended, was declared effective by the SEC for our initial public offering, pursuant to which we offered and sold a total of 12,487,500 ADSs at the public offering price of US$7.00 per ADS. The offering was completed on February 2, 2010.

We received net proceeds of approximately RMB538.1 million (US$78.8 million), after deducting underwriting discounts and commissions of approximately RMB31.9 million (US$4.67 million) and other expenses of approximately RMB26.6 million (US$3.89million). None of the underwriting discounts and commissions or other expenses were paid directly or indirectly to any director, officer of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. International plc, were the managing underwriters for this offering. The net proceeds from our initial public offering have been invested in money market funds or bank deposits.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the 'Evaluation Date"), have concluded that as of December 31, 2009, prior to our initial public offering on January 28, 2010, our disclosure controls and procedures were not effective because of a material weakness in internal control over financial reporting, which is described below.

Internal Control over Financial Reporting

When preparing our consolidated financial statements for the years ended December 31, 2007 and 2008. we noted one material weakness in our internal control over financial reporting, which was our lack of sufficient resources to perform period-end financial reporting procedures, to address complex accounting issues under US GAAP and to prepare and review financial statements and related disclosures under US GAAP. This material weakness resulted in adjustments to the Group's consolidated financial statements for the years ended December 31, 2007 and 2008. A material weakness is defined in PCAOB Standards and Related Rules as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

This annual report does not include a report of management's assessment regarding internal control over financial reporting and does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for new public companies.

As of December 31, 2009, the Company was in the process of remediating this material weakness as described above, and has undertaken the following remedial steps to address it:

-
we have expended additional resources from our management team and additional expenses to implement and maintain effective controls and procedures to remedy this material weakness and any additional weaknesses we may identify in our internal control over financial reporting in the future;

-
starting in September 2009, we began hiring, and intend to continue to hire, more staff with US GAAP, SEC reporting and accounting experience, for financial reporting and analysis. In addition, we have hired an external consultant to strengthen our control procedures over financial statement reviews for external reporting;

-	starting in September 2009, we began expanding our training programs to our new and existing accounting staff on US GAAP financial statement preparation and reporting;

-	we established an audit committee upon our initial public offering in January 2010 to oversee the accounting and financial reporting processes as well as external audits of our company;

-
we have engaged an external consulting team since April 2010 to advise us about complying with requirements of Section 404 of the Sarbanes-Oxley Act. We have formed a task force since April 2010 which includes representatives from key departments to formalize and implement our internal control over financial reporting. We are also planning to conduct testing to validate whether the implemented controls are operating effectively and implement remediation actions, if necessary. We will continue to allocate and devote more resources in this area in order to maintain effective internal control over financial reporting.

Our efforts to implement formalized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our Board of Directors, our Audit Committee and our senior management, particularly in light of the above material weakness. As this process continues, we and our auditors may identify other conditions that may result in significant deficiencies or material weaknesses in the future.

We plan to take additional measures to improve our internal control over financial reporting. These measures include (i) hiring additional qualified professionals with relevant experience for our finance and accounting department, (ii) providing additional accounting and financial reporting training for our existing personnel, and (iii) increasing the level of interaction among our management, audit committee, independent registered public accounting firm and other external advisors.

While we have begun to take the actions described above to address the material weakness identified, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As such, the measures we expect to take to improve our internal control over financial reporting may not be sufficient to address the material weakness identified to provide reasonable assurance that our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There were changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as described above.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Conor Chiahung Yang qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

Our board of directors has determined that Mr. Conor Chiahung Yang is independent as such term is defined under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Item 16B. CODE OF ETHICS

Our board of directors adopted a code of ethics and conduct that is applicable to all of our directors, officers and employees. A copy of our code of ethics and conduct was filed as an exhibit to our Registration Statement on Form F-1 (File No. 333-164216) originally filed with the SEC on January 5, 2010, and is also posted on our website at www.century21cn.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors for the years indicated. We did not pay any other fees to our principal external auditors during the years indicated below.

	For the year ended December 31,
	2008	2009
	RMB	RMB	US$
		(In thousands)

Audit fees (1)	1,000	2,800	410
Audit-related fees (2)	163	6,020	882
Total	1,163	8,820	1,292

(1)
Audit fees means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. Services comprising the fees disclosed under this category also involve principally limited reviews performed on our consolidated financial statements and the audits of the annual financial statements of our subsidiaries and affiliated companies.

(2)
Audit-related fees means the aggregate fees in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services relating to the fees disclosed under “Audit-related fees” primariliy include those services relating to our initial public offerings issuance of comfort letters and listing advice.

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of Mr. Conor Chiahung Yang, Mr. Liang Pei and Mr. Kevin Yung. Mr. Conor Chiahung Yang and Mr. Liang Pei satisfy the “independence” requirements in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 promulgated under the Exchange Act. As our audit committee includes one non-independent director, we are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(A) promulgated under the Exchange Act, which allows a minority of the members of the audit committee to be exempt from the audit committee independence requirements for one year after the effective date of the initial public offering registration statement. Our audit committee will consist solely of independent directors that satisfy New York Stock Exchange and SEC requirements within one year of our initial public offering.

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

The following sets forth a summary of the significant ways our corporate governance practices differ from those followed by domestic companies under the New York Stock Exchange (“NYSE”) listing standards set forth in the NYSE Listed Company Manual (“LCM”).

Majority of Independent Directors

Under NYSE LCM Section 303A.01, a listed company is required to have a majority of independent directors on the board of directors. We are not required under the laws of the Cayman Islands to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

Executive Sessions with Only Non-management Directors and Independent Directors

Under NYSE LCM Section 303A.03, non-management directors of each listed company must meet at regularly scheduled executive sessions without management. In addition, if the non-management directors include directors that are not “independent” within the definition set forth in NYSE LCM Section 303A, the listed company should at least once a year schedule an executive session including only independent directors. There is no requirement under the laws of the Cayman Islands that our non-management directors and independent directors meet in executive sessions and pursuant to the exemption granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

Under NYSE LCM Section 303A.03, a listed company is required to disclose a method for interested parties to communicate directly with the presiding directors of the executive session or with the non-management directors as a group. We are not required under the laws of the Cayman Islands to adopt such method and pursuant to the exemption granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

Audit Committee

Under NYSE LCM Section 303A.06 and 303A.07, a listed company is required to have an audit committee that meets the requirements of Rule 10A-3 promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”) composed of only independent directors.

Our audit committee will initially consist of Mr. Conor Chiahung Yang, Mr. Liang Pei and Mr. Kevin Yung. Mr. Conor Chiahung Yang and Mr. Liang Pei satisfy the “independence” requirements of NYSE LCM Section 303A and Rule 10A-3 promulgated under the Exchange Act. As our audit committee includes one non-independent director, we are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(A) promulgated under the Exchange Act, which allows a minority of the members of the audit committee to be exempt from the audit committee independence requirements for one year after the effective date of the initial public offering registration statement. We expect that, within one year of the effective date of the initial public offering registration statement, each member of our audit committee will be an “independent director” within the definition set forth in Section 303A and Rule 10A-3 promulgated under the Exchange Act and that we will comply with the requirements of Section 303A.

Compensation Committee

Under NYSE LCM Section 303A.05, a listed company is required to have a compensation committee composed entirely of independent directors. We are not required under the laws of the Cayman Islands to have a compensation committee and we do not have a compensation committee. Pursuant to the exception granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

Corporate Governance and Nominating Committee

Under NYSE LCM Section 303A.04, a listed company is required to have a corporate governance and nominating committee composed entirely of independent directors. We are not required under the laws of the Cayman Islands to have a corporate governance and nominating committee and we do not have a corporate governance and nominating committee. Pursuant to the exception granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

Corporate Governance Guidelines

Under NYSE LCM Section 303A.09, a listed company is required to have corporate governance guidelines addressing the director qualifications and responsibilities, responsibilities of key board committees, and director compensation. We are not required under the laws of the Cayman Islands to adopt such method and pursuant to the exemption granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements for the Company and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Documents
1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

2.1
Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

2.2
Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

2.3
Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

2.4
Registration Rights Agreement, dated as of December 30, 2009, granting registration rights to certain shareholders of the Registrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

4.1
Amended and Restated 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

4.2
Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

4.3
Form of Employment Agreement with Donald Zhang, Harry Lu, Kevin Cheng Wei, Kevin Yung and Weiping Zhang (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

4.4
English translation of Form of Labor Contract with Lihong Ma, Hao Wang, Qifeng Tan and Sheng Kang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

4.5
English translation of Labor Contract with Hau Piu Ip (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

4.6
Restated CENTURY 21 International Sub-franchise Agreement for the People’s Republic of China, dated as of March 22, 2000 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

8.1*	Subsidiaries of the Registrant.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).
13.1*	Certification of Chief Executive Officer and Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Jun He Law Offices.

* Filed with this Annual Report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IFM INVESTMENTS LIMITED

By:	/s/ Donald Zhang
	Name:	Donald Zhang
	Title:	Chairman and Chief Executive Officer

Date:  June 30, 2010

IFM INVESTMENTS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2009	F-3

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2008 AND 2009	F-4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT FOR THE YEARS
ENDED DECEMBER 31, 2007, 2008 AND 2009	F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2008 AND 2009	F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2008 AND 2009	F-7 – F-33

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IFM Investments Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of IFM Investments Limited (the “Company”) and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People’s Republic of China
June 30, 2010

IFM INVESTMENTS LIMITED
Consolidated Balance Sheets as of December 31, 2008 and 2009
(In thousands, except par value)

	December 31,
	2008	2009	2009	2009	2009
	RMB	RMB	US$	RMB	US$
			(Note 2(c))		(Note 2(c))
				Pro-forma (Note 16) (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	176,977	334,589	49,018
Restricted cash	17,213	28,784	4,217
Accounts receivable, net	13,633	61,938	9,074
Amounts due from related parties	38,110	386	57
Prepaid expenses and other current assets	19,877	25,642	3,756
Total current assets	265,810	451,339	66,122
Non-current assets:
Investment in associates	1,042	880	129
Property and equipment, net	42,954	41,181	6,033
Intangible assets, net	29,796	27,825	4,076
Goodwill	9,281	9,281	1,360
Other non-current assets	12,012	13,328	1,952
Total assets	360,895	543,834	79,672

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	6,904	8,695	1,274
Accrued expenses and other current liabilities	53,597	130,668	19,143
Amounts due to related parties	34,015	250	37
Deferred revenue	5,396	6,664	976
Deferred tax liabilities	533	-	-
Total current liabilities	100,445	146,277	21,430
Long-term deposits payable	10,573	10,710	1,568
Deferred tax liabilities	338	353	52
Total liabilities	111,356	157,340	23,050
Commitments and contingencies (Note 19)
Convertible redeemable preferred shares (US$0.001 par value, 311,367 shares authorized, issued and outstanding, with redemption value of RMB566,470 as of December 31, 2008 and 2009) (none outstanding on a pro-forma basis (unaudited) as of December 31, 2009)	501,892	518,318	75,934	-	-
Shareholders' (deficit) equity:
Class A ordinary shares (US$0.001 par value, 1,013,747 shares authorized as of December 31, 2008 and 2009; 260,000 shares issued and outstanding as of December 31, 2008 and 2009; 3,133,000 shares authorized, 418,339 shares issued and outstanding on a pro-forma basis (unaudited) as of December 31, 2009)	2,152	2,152	315	3,233	473
Class B ordinary shares (none outstanding as of December 31, 2008 and 2009; 100,000 shares authorized, 80,503 shares issued and outstanding on a pro-forma basis (unaudited) as of December 31, 2009)	-	-	-	550	81
Additional paid-in capital	13,508	-	-	521,602	76,415
Statutory reserves	-	1,173	172	1,173	172
Accumulated deficit	(268,013)	(135,205)	(19,808)	(135,205)	(19,808)
Total IFM Investments Limited shareholders’ (deficit) equity	(252,353)	(131,880)	(19,321)	391,353	57,333
Non-controlling interest	-	56	99	56	9
Total shareholders’ (deficit) equity	(252,353)	(131,824)	(19,312)	391,409	57,342
Total liabilities, convertible redeemable preferred shares and shareholders’ (deficit) equity	360,895	543,834	79,672

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED
Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009
(In thousands, except per share and per ADS data)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
				(Note 2(c))

Net revenue	189,029	273,359	651,656	95,468

Costs and expenses:
Commissions and other agent related costs	(82,866)	(151,550)	(289,146)	(42,360)
Operating costs	(79,886)	(146,457)	(119,605)	(17,522)
Selling, general and administrative expenses	(94,471)	(102,952)	(101,421)	(14,858)
Total costs and expenses	(257,223)	(400,959)	(510,172)	(74,740)
(Loss) income from operations	(68,194)	(127,600)	141,484	20,728
Interest income	1,708	4,441	2,244	329
Foreign currency exchange loss	(5,485)	(5,526)	(496)	(73)
(Loss) income before income tax and share of associates' losses	(71,971)	(128,685)	143,232	20,984
Income tax	(394)	(2,076)	(8,275)	(1,212)
Share of associates' losses	(409)	(1,126)	(162)	(24)
Net (loss) income	(72,774)	(131,887)	134,795	19,748
Non-controlling interest	(1,347)	(431)	246	36
Net (loss) income attributable to IFM Investments Limited	(74,121)	(132,318)	135,041	19,784

Accretion of convertible redeemable preferred shares	(7,247)	(15,759)	(16,426)	(2,406)
Income allocated to participating preferred shareholders	-	-	(64,639)	(9,470)
Net (loss) income attributable to ordinary shareholders	(81,368)	(148,077)	53,976	7,908

Net (loss) income per share, basic	(0.31)	(0.57)	0.21	0.03
Net (loss) income per share, diluted	(0.31)	(0.57)	0.20	0.03
Net (loss) income per ADS, basic	(4.69)	(8.54)	3.11	0.46
Net (loss) income per ADS, diluted	(4.69)	(8.54)	3.06	0.45
Shares used in calculating net (loss) income per share, basic	260,000	260,000	260,000	260,000
Shares used in calculating net (loss) income per share, diluted	260,000	260,000	264,396	264,396
Number of ADS used in calculating net (loss) income per ADS, basic	17,333	17,333	17,333	17,333
Number of ADS used in calculating net (loss) income per ADS, diluted	17,333	17,333	17,626	17,626

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED
Consolidated Statements of Shareholders’ Deficit for the years ended December 31, 2007, 2008 and 2009
 (In thousands)

	IFM Investments Limited Shareholders’ Deficit
	Ordinary Shares
	Shares	Amount RMB	Additional Paid-in Capital RMB	Statutory Reserves RMB	Accumulated Deficit RMB	Non-controlling Interest RMB	Total Shareholders’ Deficit RMB
Balance as of January 1, 2007	260,000	2,152	35,740	-	(61,574)	1,228	(22,454)
Net (loss) income	-	-	-	-	(74,121	1,347	(72,774)
Share-based compensation	-	-	44	-	-	-	44
Accretion of convertible redeemable preferred shares	-	-	(7,247)	-	-	-	(7,247)
Balance as of December 31, 2007	260,000	2,152	28,537		(135,695)	2,575	(102,431)
Net (loss) income	-	-	-		(132,318)	431	(131,887)
Share-based compensation	-	-	730	-	-	-	730
Acquisition of non-controlling interest	-	-	-	-	-	(3,006)	(3,006)
Accretion of convertible redeemable preferred shares	-	-	(15,759)	-	-	-	(15,759)
Balance as of December 31, 2008	260,000	2,152	13,508		(268,013)	-	(252,353)
Net income (loss)	-	-	-		135,041	(246)	134,795
Share-based compensation	-	-	1,858	-	-	-	1,858
Establishment of subsidiaries	-	-	-	-	-	302	302
Accretion of convertible redeemable preferred shares	-	-	(15,366)	-	(1,060)	-	(16,426)
Appropriation to statutory reserves	-	-	-	1,173	(1,173)	-	-
Balance as of December 31, 2009	260,000	2,152	-	1,173	(135,205)	56	(131,824)

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

IFM INVESTMENTS LIMITED
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009
(In thousands)

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
				(Note 2(c))
Cash flows from operating activities:
Net (loss) income	(72,774)	(131,887)	134,795	19,748
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	7,464	16,019	17,941	2,628
Allowance for doubtful accounts	4,542	5,218	12,151	1,780
Effects of foreign currency exchange loss	5,977	4,408	496	73
Share-based compensation	44	730	1,858	272
Share of associates’ losses	409	1,126	162	24
Deferred tax liabilities	(23)	668	(518)	(76)
Loss on disposal of property and equipment	256	10,679	1,638	240
Changes in operating assets and liabilities:
Accounts receivable	(8,070)	(8,886)	(60,456)	(8,857)
Prepaid expenses and other current assets	(20,300)	8,800	(1,513)	(222)
Other non-current assets	(7,297)	(2,936)	(1,316)	(193)
Accounts payable	7,001	(1,905)	72	11
Accrued expenses and other current liabilities	28,707	245	76,621	11,227
Deferred revenue	23,626	(27,001)	1,268	186
Long-term deposits payable	(579)	2,062	137	20
Net cash (used in) provided by operating activities	(31,017)	(122,660)	183,336	26,861

Cash flows from investing activities:
Restricted cash	1,458	(4,060)	(240)	(35)
Purchases of property and equipment	(42,483)	(23,084)	(14,118)	(2,068)
Purchases of intangible assets	-	(4,500)	-	-
Business combinations, net of cash acquired	-	(10,862)	-	-
Net cash used in investing activities	(41,025)	(42,506)	(14,358)	(2,103)

Cash flows from financing activities:
Restricted cash - customers deposits	(9,162)	1,344	(11,331)	(1,660)
Repayments of short-term borrowings	(15,288)	-	-	-
Proceeds from issuance of preferred shares	324,983	16,162	-	-
Payment of initial public offering cost	-	-	(4,251)	(623)
Capital contributions from non-controlling interest	-	-	302	44
Advances from related parties	1,361	12,454	38,158	5,590
Repayments of advances from related parties	(3,226)	(15,344)	(34,213)	(5,012)
Net cash provided by (used in) financing activities	298,668	14,616	(11,335)	(1,661)
Effects of foreign exchange rate changes on cash and cash equivalents	(5,915)	(3,689)	(31)	(5)
Net increase (decrease) in cash and cash equivalents	220,711	(154,239)	157,612	23,092
Cash and cash equivalents at the beginning of the year	110,505	331,216	176,977	25,926
Cash and cash equivalents at the end of the year	331,216	176,977	334,589	49,018

Supplemental disclosure of cash flows information
Income tax paid	1,194	1,416	131	19

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in Renminbi (“RMB”), unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

a)	Organization and principal activities

IFM Investments Limited (the “Company”) was incorporated in the Cayman Islands on November 30, 2005, by IFM Holding Company Ltd. (“IFM Holding”), a Cayman Islands exempt company. In incorporating the Company, IFM Holding contributed all of its equity interests in IFM Company Ltd. (“IFM Co.”), a Cayman Islands exempt company, to the Company. IFM Holding was a wholly-owned subsidiary of Maxpro International Enterprise, Inc. (“Maxpro”), a New York corporation. Maxpro was 100% owned by Mr. Donald Zhang through D&M Capital Corporation.

On December 15, 2005, IFM Overseas Partners L.P., a Cayman Islands limited partnership (the “Partnership”) was established and IFM Holding and IFM Overseas Limited became the limited and general partner of the Partnership, respectively. IFM Overseas Limited was 100% owned by Mr. Donald Zhang through Maxpro.

On August 24, 2006, IFM Holding contributed all of its equity interests in the Company to the Partnership in exchange for 80% ownership therein. On the same date, Mr. Harry Lu was admitted to the Partnership as a limited partner with a 20% ownership.

Following the contribution of the Company to the Partnership, on August 24, 2006, Goldman Sachs Strategic Investments (Asia) L.L.C. (“Goldman”) committed to invest US$22.0 million (approximately RMB175.3 million) in the Company in exchange for 200.0 million Series A Preferred Shares.

On August 18, 2006, the Company adopted an Employee Stock Option Plan (the “ESOP”). 40.0 million ordinary shares were reserved and authorized for issuance under the ESOP.

On October 19, 2007, the Company issued 105.3 million Series B Preferred Shares to GL Asia Mauritius II Cayman Limited for US$40.0 million (approximately RMB300.6 million).

On October 19, 2007, the shareholders of the Company approved to amend the ordinary shares reserved under the ESOP to 85.3 million and the ordinary shares authorized under the ESOP to 52.5 million.

On February 21, 2008, the Company issued 6.1 million Series B Preferred Shares to Realogy Corporation (“Realogy”) for US$2.3 million (approximately RMB16.7 million).

On December 30, 2009, in preparation for the intended Qualified IPO as defined (Note 15) and potential IPO as amended (Note 22(b)), the shareholders and Board of the Company approved resolutions effecting certain amendments to the authorised and issued share capital to effect a 10-for-one split of the Company’s share capital pursuant to which each ordinary share, Series A and Series B convertible preferred share of the Company was subdivided into 10 shares at a par value of US$0.001 per share. All share and per share amounts presented in the consolidated financial statements have been restated on a retroactive basis to reflect the effect of the share split.

As of December 31, 2009, there were 260.0 million ordinary shares (held by Partnership), 200.0 million Series A Preferred Shares (held by Goldman), 111.4 million Series B Preferred Shares (held by GL Asia Mauritius II Cayman Limited and Realogy) issued and outstanding, and 43.8 million outstanding share options. There were 487.5 million ordinary shares reserved for issuance upon conversion of the Series A Preferred Shares, 181.0 million ordinary shares reserved for issuance upon conversion of the Series B Preferred Shares, and 85.3 million ordinary shares reserved for issuance under the ESOP. On February 2, 2010, upon the closing of the public offering, all Series A and Series B Preferred Shares were converted into 238,842,277 ordinary shares (See Note 15).

The Company’s subsidiaries are principally engaged in franchising the CENTURY 21® brand name and operation systems to regional sub-franchisees and outlet stores (collectively “franchisees”) that are independently-owned and operated. The Company provides operational and administrative services, tools and systems to franchisees, which are designed to assist franchisees in achieving increased revenue and profitability. Specifically, the Company and its subsidiaries operate in the following businesses:

(i)	Company-owned Brokerage Services — operates a full-service real estate brokerage business under the CENTURY 21® brand name in the People’s Republic of China (“PRC”).

(ii)
Mortgage Management Services — provides real estate mortgage brokerage and comprehensive advisory services in connection with the selection, application for and procurement of mortgage products to banks and home buyers, with part of these services provided in connection with the Company’s real estate brokerage services business.

        IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

(iii)
Franchise Services — franchises the CENTURY 21® brand name and operation system in the PRC. On March 22, 2000, IFM Company Limited (“IFM Co.”), one of the wholly-owned subsidiaries of the Company, entered into an arrangement, a Restated Century 21 International Subfranchise Agreement For the People’s Republic of China (“Master Franchise Agreement”), with Cendant Global Services B.V. (“Cendant”), the owner of the CENTURY 21® brand, to acquire the exclusive right to use the CENTURY 21® brand and operation system in the PRC, from year 2000 to 2025 and is extendable at the Group’s election for unlimited additional terms of 25 years upon payment of renewal fees of US$4.5 million for each renewal. Cendant Corporation, Cendant’s parent company, subsequently restructured their business and spun off Cendant into Realogy. As part of this spin-off, Cendant assigned its rights under the Master Franchise Agreement to Realogy.

The Company and its subsidiaries are collectively referred to as the “Group”.

b)	Reorganization

The Company was established in the Cayman Islands in 2005 and subsequently reorganized on August 24, 2006 to be the holding company of its subsidiaries to facilitate investments by private equity investors (the “Reorganization”). To complete the Reorganization, entities that were held by Beijing Xinye Jia Yuan Real Estate Consulting Co., Ltd. (“Xinye”), a wholly-owned foreign enterprise, which were under the common control of Mr. Donald Zhang and Mr. Harry Lu, were transferred to the Company. These entities held by Xinye were:

	Name	Place of registration / operation	% of Ownership held by Xinye	Effective date of transfer to the Company	Principal activity
1	Shanghai Yaye Real Estate Brokerage Co., Ltd. (“IFM SH”)	PRC	51%	Dec 4, 2008	Real estate franchising
2	Beijing Aifeite International Franchise Consulting Company Ltd. (“IFM Beijing”)	PRC	11%	Aug 12, 2008	Real estate franchising
3	Xiamen Shijitonghe Real Estate Consultant Co., Ltd. (“Xiamen”)	PRC	10%	Dec 26, 2008	Real estate franchising
4	Shandong Jinan Sanlian Real Estate Brokerage Co., Ltd. (“Shandong”)	PRC	15%	Dec 4, 2006	Real estate franchising
5	Shaanxi Lide Industry Investments Co., Ltd. (“Xian”)	PRC	10%	Feb 9, 2009	Real estate franchising

The above entities were owned by Xinye and were transferred to the Company upon the completion of the Reorganization on February 9, 2009 according to the stipulation of the Stock Purchase Agreement of Series A and Series B Preferred Shares financing, belongs to the Company.

Since Xinye and the Company were under common control of Mr. Donald Zhang and Mr. Harry Lu, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the years presented.

As of December 31, 2009, the Company’s subsidiaries and equity investments are listed below.

	Name	Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
Subsidiaries
1	IFM Company Ltd. (“IFM Co.”)	Oct 4, 1999	Cayman Islands	100%	Subsidiary	Holding franchise right
2	Beijing Aifeite International Franchise Consulting Company Ltd. (“IFM Beijing”)	Mar 1, 2000	PRC	100%	Subsidiary	Real estate franchising
3	City Integrated Residential Services (China) Limited (“CIR”)	Oct 25, 2000	HK	100%	Subsidiary	Investment holding
4	Shanghai Yaye Real Estate Brokerage Co., Ltd. (“IFM SH”)	Sep 29, 2002	PRC	100%	Subsidiary	Real estate franchising
5	CIR Real Estate Consultant (Shenzhen) Co., Ltd. (“Shenzhen CIR”)	Sep 15, 2005	PRC	100%	Subsidiary	Real estate brokerage service
6	Genius Nation Investments Ltd. (“Genius”)	May 18, 2006	British Virgin Islands	100%	Subsidiary	Investment holding

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

7	Shanghai Ruifeng Real Estate Investments Consultant Co.,Ltd. (“Shanghai Ruifeng”)	Sep 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service
8	Beijing Anxinruide Real Estate Brokerage Co., Ltd.(“Beijing Anxin”)	Oct 19, 2006	PRC	100%	Subsidiary	Real estate brokerage service
9	Shanghai Anshijie Real Estate Consultant Co. Ltd. (“Anshijie”)	Nov 28, 2006	PRC	100%	Subsidiary	Investment holding
10	Beijing Kaishengjinglue Guarantee Co., Ltd. (“MMC BJ”)	Aug 13, 2007	PRC	100%	Subsidiary	Real estate mortgage brokerage service
11	Shanghai Kaiyi Investment Consultant Management Co. Ltd. (“MMC SH”)	Apr 8, 2008	PRC	100%	Subsidiary	Real estate mortgage brokerage service
12	Beijing IFM International Real Estate Brokerage Co., Ltd. (“IFM BJ Broker”)	May 27, 2008	PRC	100%	Subsidiary	Real estate franchising
13	Beijing IFM Investment Managements Limited (“IFM BJ Inv”)	Sep 27, 2008	PRC	100%	Subsidiary	Investment holding
14	Shanghai Ruifeng Investment Managements Limited (“Ruifeng Inv”)	Nov 20, 2008	PRC	100%	Subsidiary	Real estate brokerage service
15	Beijing Huachuangxunjie Technology Co., Ltd. (“Huachuang”)	July 16, 2009	PRC	100%	Subsidiary	Software development and licensing
16	Business Vision Management Consultants Limited (“BVMC”)	Sep 18, 2009	HK	85%	Subsidiary	Investment holding
17	Beijing Kaichenghuaxin Investment Consultants Limited (“PRI”)	Oct 20, 2009	PRC	70%	Subsidiary	Primary residential properties market advisory service

Equity Investments
1	Xiamen Shijitonghe Real Estate Consultant Co., Ltd. (“Xiamen”)	Feb 12, 2001	PRC	10%	Associate	Real estate franchising
2	Shandong Jinan Sanlian Real Estate Brokerage Co., Ltd. (“Shandong”)	Apr 21, 2005	PRC	15%	Associate	Real estate franchising
3	Shaanxi Lide Industry Investments Co., Ltd. (“Xian”)	Dec 12, 2006	PRC	10%	Associate	Real estate franchising

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

c)	Liquidity

The Group incurred net losses of approximately RMB72.8 million, RMB131.9 million in the years ended December 31, 2007 and 2008, respectively, and net income of approximately RMB134.8 million for the year ended December 31, 2009, and the net cash used in operating activities was approximately RMB31.0 million, RMB122.7 million for the years ended December 31, 2007 and 2008, respectively, and the net cash provided by operating activities was approximately RMB183.3 million for the year ended December 31, 2009. Accumulated deficit was RMB268.0 million and RMB135.2 million as of December 31, 2008 and 2009, respectively. The Group assesses its liquidity by considering its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Historically, the Group has relied principally on both operational sources of cash, as well as non-operational sources of financing, from related parties and outside investors, to fund its operations and capital expansion needs. In addition, as described in Note 19(c) to the consolidated financial statements, the Group provides interim financial guarantees to various banking institutions in respect of loans granted by these banking institutions to the Group’s customers. In addition, the management considers that the likelihood of all these interim financial guarantees being required to be paid is remote. Furthermore, in February 2010, the Company received the proceeds of US$87,412,500 raised by its initial public offering on the New York Stock Exchange on January 28, 2010 (see Note 22(c)), it is not inappropriate the Group prepare the consolidated financial statements on a going concern basis. Based on above consideration, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Group’s consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and the subsidiaries have been eliminated upon consolidation.

The Reorganization as described in Note 1(b) above has been accounted for as a reorganization of businesses under common control in a manner similar to a pooling of interests. Accordingly, the accompanying consolidated financial statements of the Group include the assets and liabilities of the subsidiaries at their historical carrying amounts. In addition, the accompanying consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows include the results of operations and cash flows of the Group, as if the current group structure had been in existence throughout the years presented.

Investments in business entities in which the Group does not have control but has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method.

Certain amounts in prior years consolidated financial statements and notes have been revised to conform to the current year presentation. Restricted cash, previously reported as part of cash flows from operating activities in the consolidated statement of cash flows, has been revised to cash flows from investing and financing activities. The Company’s consolidated balance sheets, results of operation and net cash flow have not been affected by these revisions.

b)	Use of estimates consolidated

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, allowance for doubtful accounts, provision for losses associated with the interim financial guarantees, valuation allowance of deferred tax assets, and purchase price allocation relating to business combinations as well as property and equipment and goodwill and intangible assets impairment assessment. In addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on other various factors that they believe to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

c)	Convenience translation

Translations of balances in the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2009 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8259, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2009. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2009, or at any other rate.

d)	FASB Accounting Standards Codification™

In June 2009, the Financial Accounting Standard Board (“FASB”) established the FASB Accounting Standards Codification™ (the “Codification”) as the single source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The Codification did not have a material impact on the Group’s consolidated financial statements upon adoption. In accordance with the Codification, the Group’s notes to its consolidated financial statements now explain accounting concepts in plain English rather than citing specific US GAAP references.

e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

f)	Restricted cash

The restricted cash relates to (i) sales proceeds received from the property buyers on behalf of the property sellers during the purchase process, which are deposited into designated bank accounts, (ii) cash deposited into banking institutions as security deposit for the mortgage management services and (iii) cash proceeds related to National Advertising Fund (as defined in Note 2(l)) for marketing purposes on behalf of its franchisees. The total amount of restricted cash was approximately RMB17.2 million and RMB28.8 million as of December 31, 2008 and 2009, respectively.

g)	Accounts receivable

Accounts receivable represent amounts recognized as revenue which have yet to be received from customers and franchisees. The Group accrues an allowance for doubtful accounts for those receivable balances which are unlikely to be collected based on management’s analysis and estimates. Accounts receivable are stated net of the allowance for doubtful accounts.

h)	Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computers and software	5 years
Furniture, fixtures and equipment	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease term or estimated useful lives of assets

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred. Gains and losses from the disposal of property and equipment are included in income (loss) from operations.

i)	Intangible assets

Intangible assets as of December 31, 2008 and 2009 consist of:

i)
CENTURY 21® franchise rights acquired from Realogy represent the rights to use and sub-franchise the CENTURY 21® brand in the PRC for an initial period of 25 years (see Note 9). The Group amortizes intangible assets over their estimated useful lives on a straight-line basis.

ii)
Acquired intangible assets include the reacquired CENTURY 21® franchise rights, customer relationships, real estate listing databases and trademark (see Note 7). Acquired intangible assets are recorded at fair value on the acquisition date and the Group amortizes these intangible assets over their estimated useful lives on a straight-line basis.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

j)	Goodwill and indefinite-lived intangible assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Any shortfall represents the amount of goodwill impairment. The Group completes a two-step goodwill impairment test annually or more frequently if circumstances indicate impairment may have occurred. The first step compares the fair value of each reporting unit to its carrying amount. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Intangible assets with an indefinite life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible assets to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.

The Group reviews the carrying amounts of goodwill and other indefinite-lived intangible assets at November 30 each year to determine if such assets may be impaired. The Group did not incur any impairment loss on goodwill and indefinite-lived intangible assets for all the years presented.

k)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years presented.

l)	Revenue recognition

The Group recognizes revenue where there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales related taxes and discounts.

Company-Owned Brokerage Services

As an owner-operator of real estate brokerages, the Group assists customers in listing, marketing, selling, leasing and finding homes and earns brokerage commissions. Brokerage commissions earned are recorded as revenue upon the signing of a real estate sales and purchase agreement between the buyer and the seller or rental agreement between the tenant and the landlord.  The signing of such agreements is the evidence of recognition of the provision of the Group’s services by the customers.

The staff commissions are recognized concurrently with the associated brokerage commissions revenues, which is upon executing the sales and purchase agreement or rental agreement, and are presented as commission and other agent related costs in the consolidated statements of operations.

Mortgage Management Services

The Group provides mortgage management services, many of which are provided in connection with the company-owned brokerage services business. The Group also provides interim financial guarantees to banking institutions in Beijing for a period ranging from approximately one to six months while government-owned property registries process and release the relevant mortgage pledge documents to the relevant banking institutions.

The mortgage management services income is recognized on a net basis when the mortgage loan funds are disbursed by banks to the customers. The financial guarantee revenue is recognized when the respective mortgage pledge documents are collateralized by the banking institutions.

Franchise Services

The Group recognizes franchise fee revenue as earned. Franchise revenue includes initial franchise fees, which are generally non-refundable and recognized by the Group as revenue when all material services or conditions relating to the initial franchise fee have been substantially performed and the Group has fulfilled all its commitments and obligations (generally when a franchisee commences its operations under the CENTURY 21® brand). Franchise revenue also consists of recurring franchise fees received from the Group’s franchisees. The recurring franchise fees received are primarily based on the higher of a percentage of the franchisees’ monthly gross income or a fixed minimum monthly amount. The recurring franchise fees are accrued as the underlying franchisee revenue is earned. For the years ended December 31, 2007, 2008 and 2009, the Group’s initial franchise fees were RMB14.3 million, RMB41.8 million and RMB12.1 million, respectively.

The Group also collects marketing fees from its franchisees and utilizes such fees to fund advertising campaigns on behalf of its franchisees (known as National Advertising Fund, or NAF). The NAF collected from the franchisees are restricted cash and correspond to the policy on restricted cash (see Note 2(f)). Management fee income of NAF, which is 15% of marketing fees collected from franchisees, is recognized in proportion to the NAF that had been spent during the reporting period.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

m)	Deferred revenue

Deferred revenue generally consists of advances received from franchisees for initial franchise fees paid prior to the Group fulfilling its obligations and advances of brokerage commission from customers for company-owned brokerage services as of balance sheet dates and they are recognized and transferred to revenues upon rendering of the services.

n)	Advertising expenses

Advertising costs are expensed as incurred. Advertising-related expenses, including promotional expenses and production costs of marketing materials, amounted to RMB24.8 million, RMB20.1 million and RMB12.1 million during the years ended December 31, 2007, 2008 and 2009, respectively.

o)	Business tax and related surcharges

The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on revenue at an applicable rate of approximately 5% and is recorded as a reduction of revenues.

p)	Foreign currency translation

The functional currency of the Company and its subsidiaries is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of operations.

q)	Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from/to related parties, accounts payable, financial guarantees, accrued expenses and other liabilities. The fair values of these financial instruments approximate their carrying amounts, as reported in the consolidated balance sheets, due to the short-term maturities of these instruments.

r)	Share-based compensation

The Company issues share options granted under a share incentive plan. The cost of employee services received in exchange for stock-based compensation is measured at the grant date fair value of the award. Share options that were granted with performance conditions vest subsequent to the Company’s Proposed IPO as amended (Note 22(d)) and use the graded-vesting method to recognize share-based compensation expenses. Share-based compensation for the remaining share options granted with service conditions are recognized, net of an estimated forfeiture rate, over the requisite service period of the award, which is the vesting term, based on the fair value of the award on the grant date.

s)	Investments in associates

Associates are entities over which the Group has the ability to exercise significant influence over the operating and financial policies, but which it does not control. Investments in associates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of associates is recognized in the consolidated statement of operations and its share of post-acquisition movements in reserves is recognized in reserves. When the Group’s share of losses in an associate equals or exceeds its interest in the associates, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

The Group reviews investments in associates for impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. As of December 31, 2007, the Group had three associates and as of December 31, 2008, the Group has determined that one of the associates, Shandong was impaired. The investment in Shandong amounted to approximately RMB1.3 million and an impairment loss was recorded for the year ended December 31, 2008. The remaining two investments in associates as of December 31, 2008 and 2009 were Xiamen and Xian. No impairment losses were recorded for the year ended December 31, 2009.

t)	Non-controlling interests

Non-controlling interests represent the equity interests in the Group’s subsidiaries that are not attributable, either directly or indirectly, to the Group. Prior to January 1, 2009, if the carrying value of the non-controlling interests’ equity of the subsidiaries is reduced to zero, the subsidiaries’ losses are no longer allocated to the non-controlling interests.

On January 1, 2009, the Group adopted the new US GAAP guidance, which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. As required, the Group has incorporated the changes in its consolidated financial statements presentation for all years presented. The retrospective application of this guidance reclassified non-controlling

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

interest of RMB1.3 million and RMB0.4 million for the years ended December 31, 2007 and 2008, respectively, as net income attributable to non-controlling interest, a separate line item below net loss in the presentation of net loss attributable to the Group.

As of December 31, 2007, non-controlling interests accounted for 49% of the net assets of IFM SH held by Jinjiang Group Co., Ltd. (“Jinjiang”). In February 2008, the acquisition of this 49% equity interest from Jinjiang was accounted for using the purchase method of accounting. The acquired equity interest of IFM SH was recorded at fair value on the acquisition date. As a result, there was no non-controlling interest as of December 31, 2008. In September 2009, the Group established a majority-owned subsidiary, namely Business Vision Management Consultants Limited, in which the Group owned 85% equity interest. In October 2009, the Group established a majority-owned subsidiary, namely Beijing Kaichenghuaxin Investment Consultants Limited, in which the Group owned 70% equity interest. As of December 31, 2009, non-controlling interests are comprised of 15% of the net assets of BVMC held by Mr. Cai Yuxiang and 30% of the net assets of PRI held by Ms. Fang Na.

u)	Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which it expects the difference to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

On January 1, 2007, the Group adopted the new guidance and management evaluates its open tax positions that exist in each jurisdiction for each reporting period. If an uncertain tax position is taken or expected to be taken in a tax return, the tax benefit from that uncertain position is recognized in the Group’s financial statements if it is more likely than not that the position is sustainable. The Group does not have any significant uncertain tax position and there was no effect on its financial condition or results of operations as a result of implementing the new guidance.

v)	Guarantee

For certain guarantees a guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. The Group provides interim guarantee services to banking institutions for the mortgage services it refers to banks as part of its mortgage management services in Beijing. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which generally takes one to six months.

w)	Statutory reserves

The Company’s subsidiaries in the PRC are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign Investment Enterprises, the subsidiaries registered as wholly-owned foreign enterprises or Sino-jointly invested companies under PRC law are required to make appropriations from its after-tax profit as determined under the Accounting Standards for Business Enterprises and the “Accounting System for Business Enterprises” as promulgated by the State of the People’s Republic of China (“PRC GAAP”) to non-distributable reserve fund, including a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The appropriation to the general reserve fund must be at least 10% of their after tax profits as determined under PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the boards of directors of the related subsidiaries. In addition, in accordance with the China Company Laws, the subsidiaries of the Company registered as China domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund and discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increase in registered capital of the respective company. The enterprise expansion fund can be used to expand production or to increase registered capital. The staff bonus and welfare fund is available to fund payments of special bonus to staff and for collective welfare benefits. The statutory public welfare fund is restricted to capital expenditures for the welfare of employees.

The staff bonus and welfare fund is a liability in nature. Other statutory reserves are not transferable to the Company in the form of cash dividends, loans or advances and are therefore not available for distribution except in liquidation.

No appropriation was made to above statutory reserve funds for the years ended December 31, 2007 and 2008 as these subsidiaries of the Company were in loss position under PRC GAAP. For the year ended December 31, 2009, appropriation of RMB1,173,066 to the statutory reserve funds was made.

x)	Operating lease

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are expensed on a straight-line basis over the terms of the underlying lease.

y)	Net income (loss) per share and per ADS

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights to the extent that each class may share income for the period, whereas net loss is allocated to ordinary shares because other participating securities are not contractually obligated to share the loss of the Group. The Group’s convertible redeemable preferred shares are participating securities. Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary shares equivalents consist of the ordinary shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible redeemable preferred shares (using the if-converted method). Ordinary shares equivalents are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive. Basic and diluted net income (loss) per ADS has been computed by multiplying the net income (loss) per share by 15, which is the number of shares represented by each ADS.

z)	Recent accounting pronouncements

In June 2009, the FASB issued authoritative guidance to eliminate the exception to consolidate a qualifying special-purpose entity, change the approach to determining the primary beneficiary of a variable interest entity and require companies to more frequently re-assess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The Group has adopted this guidance from the beginning of its fiscal year 2010, and the adoption of this guidance have no material impact on its consolidated financial statements.

In August 2009, the FASB issued guidance on Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value. The objective of the new guidance is to provide clarification for the fair value measurement of liabilities, specifically providing clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted include using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities or similar liabilities when traded as assets, or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. The Group has adopted this guidance from the beginning of its fiscal year 2010, and the adoption of this guidance have no material impact on its consolidated financial statements.

In October 2009, the FASB issued an accounting standard update to revenue recognition relating to multiple-deliverable revenue arrangements. This update modifies the fair value requirements of existing accounting guidance by allowing the use of the “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosures and is effective for fiscal years beginning on or after June 15, 2010. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Group is currently assessing the impact, if any, that the adoption of this update will have on its consolidated financial statements and disclosures.

In December 2009, the FASB codified “Consolidations — Improvements to Financial Reporting by Enterprises Involved with VIEs,” guidance which was issued by the FASB in June 2009. The amendments in this Accounting Standards Update (“ASU”) replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this ASU also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Group does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The Group does not anticipate the adoption of the updated guidance will have a material impact on its consolidated financial position, results of operations and cash flows.

In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions,

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial position or results of operations.

aa)	Fair value measurements

On January 1, 2008, the Group adopted the authoritative guidance which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement for all of the Group’s financial assets and liabilities and those nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Group adopted this standard for all its remaining nonfinancial assets and liabilities and the adoption will prospectively impact the recognition of nonfinancial assets and liabilities in business combinations and the determinations of impairment for nonfinancial assets and liabilities. The carrying amount of the Group’s cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. As of December 31, 2009, the adoption of the authoritative guidance did not materially affect the Group’s consolidated results of operations and financial condition.

3.	CERTAIN RISKS

a)	Significant risks and uncertainties

The Group operates in a dynamic and high risk real estate industry and is susceptible to fluctuations in the real estate market in the PRC, and the property market in the PRC is at an early stage of development and is volatile, which could have a material adverse effect on the Group’s business, financial condition and results of operations.

b)	PRC regulations

The Chinese market in which the Group operates poses certain macro-economic and regulatory risk and uncertainties. These uncertainties extend to the ability of the Group to conduct business in the real estate sector in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the real estate industry remains highly regulated. Restrictions are currently in place and are unclear with respect to which segments of this industry foreign owned entities, like the Group may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as real estate. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws and the Group’s legal structure and scope of operations in the PRC, which could be subjected to further restrictions which could result in severe limits to the Group’s ability to conduct business in the PRC.

The real estate market in the PRC is typically affected by changes in government policies regarding the real estate industry, the financial market and other related areas. The PRC government has in the past adopted various administrative measures to restrain what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China has experienced rapid and significant growth. The PRC real estate market could experience a prolonged downturn in the future, which could have a material adverse impact on the Group’s business, financial condition and results of operations.

c)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Group’s cash and cash equivalents and restricted cash are deposited with several major financial institutions in the PRC. The Group has not experienced any losses on its deposits of cash and cash equivalent and its restricted cash.

The Group is exposed to counterparty credit risk in the event of nonperformance by counterparties to various agreements and sales transactions. The Group manages such risk by evaluating the financial position and creditworthiness of such counterparties. As of December 31, 2008 and 2009, there were no significant concentrations of credit risk with any individual counterparty or group of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to the Group’s diverse customer base.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

d)	Foreign currency risk

The RMB is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. Cash and cash equivalents of the Group denominated in US$ included aggregate amounts of US$7.8 million and US$3.1 million, as of December 31, 2008 and 2009, respectively.

e)	Guarantee risk

The Group provides interim guarantee services to banking institutions for the mortgage services it refers to banks in Beijing. If a home buyer defaults on the payment obligations during the term of the interim guarantee, the Group is exposed to guarantee risk (see Note 19(c)).

4.	ACCOUNTS RECEIVABLE

The following summarizes the Group’s accounts receivable as of December 31, 2008 and 2009 (in RMB thousands):

	December 31,
	2008	2009

Accounts receivable	17,261	70,190
Less: Allowance for doubtful accounts	(3,628)	(8,252)
	13,633	61,938

The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 (in RMB thousands):

	Years ended December 31,
	2007	2008	2009

Balance at beginning of the year	-	(2,270)	(3,628)
Charged to costs and expenses	(4,542)	(5,218)	(12,151)
Write-off of receivable balances and corresponding provisions	2,272	3,860	7,527
Balance at end of the year	(2,270)	(3,628)	(8,252)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following (in RMB thousands):

	December 31,
	2008	2009

Prepaid rental	12,142	17,169
Staff advances and deposits	1,850	1,448
Prepayments to suppliers	1,903	1,493
Others	3,982	5,532
Total	19,877	25,642

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following (in RMB thousands):

December 31,
	2008	2009

Computers and software	18,950	22,230
Furniture, fixtures and equipment	18,814	19,762
Vehicles	6,353	6,928
Leasehold improvements	18,652	25,462
	62,769	74,382
Less: accumulated depreciation and amortization	(19,815)	(33,201)
Property and equipment, net	42,954	41,181

For the years ended December 31, 2007, 2008 and 2009, depreciation and amortization expense for property and equipment amounted to RMB5.9

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

million, RMB14.2 million, and RMB16.0 million, respectively.

7.	BUSINESS COMBINATIONS

a)
On February 14, 2008, the Group acquired the remaining 49% equity interest in IFM SH from the third party non-controlling interest holder, Jinjiang. The purchase consideration of RMB4.9 million was allocated to net assets acquired at the date of acquisition and goodwill as follows (in RMB thousands):

Amount
Net assets acquired	3,530
Goodwill	1,370
Total purchase consideration	4,900

Goodwill represents the excess of the purchase price over the fair value of net assets acquired which are not deductible for tax purposes. The Group did not incur any impairment loss on goodwill for all the years presented.

b)
On July 1, 2008, the Group acquired 100% of the voting interest in City Integrated Residential Services (China) Limited (“CIR”), which wholly owned CIR Real Estate Consultant (Shenzhen) Co., Ltd. (“Shenzhen CIR”). The purchase consideration of RMB7.9 million was allocated to net tangible assets and intangible assets acquired at the date of acquisition and goodwill as follows (in RMB thousands):

	Amount	Estimated Useful life
Net tangible assets acquired	2,809
Intangible assets acquired:
Trademark	403	10 years
Customer relationships	266	10 years
Real estate listing databases	64	10 years
Goodwill	4,374
Total purchase consideration	7,916

The amortizable intangible assets have estimated useful lives of 10 years. Goodwill represents the excess of the purchase price over the fair value of net tangible assets and intangible assets acquired which are not deductible for tax purposes. The operating results of the entity acquired are included in the Group’s consolidated financial statements since July 1, 2008. The Group did not incur any impairment loss on goodwill for all the years presented.

Unaudited pro forma financial information

The following unaudited pro forma consolidated results of operations of the Group were prepared assuming that the acquisitions were completed as of the beginning of the earliest period presented (in RMB thousands, except per share data):

Year ended December 31,
	2007	2008

Net revenue	223,646	278,440
Net loss attributable to ordinary shareholders	(83,103)	(156,293)
Net loss per share, basic	(0.32)	(0.60)
Net loss per share, diluted	(0.32)	(0.60)

8.	GOODWILL

The following summarizes the changes in goodwill allocated to the Group’s reportable segments as of December 31, 2008 and 2009 (in RMB thousands):

	Company-Owned Brokerage Services		Franchise Services	Total
	Shanghai	Shenzhen
Balance, January 1, 2008	3,537	-	-	3,537
Acquisitions	-	4,374	1,370	5,744
Balance, December 31, 2008	3,537	4,374	1,370	9,281
Acquisitions	-	-	-	-
Balance, December 31, 2009	3,537	4,374	1,370	9,281

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

9.	INTANGIBLE ASSETS, NET

The following summarizes the Group’s intangible assets as of December 31, 2008 and 2009 (in RMB thousands):

	CENTURY 21® franchise rights	Customer relationships	Real estate listing databases	Trademark	Total

Cost	37,257	683	477	-	38,417
Accumulated amortization	(11,955)	(85)	(60)	-	(12,100)
Balance as of January 1, 2008	25,302	598	417	-	26,317
Additions	4,500	266	64	403	5,233
Amortization	(1,601)	(82)	(51)	(20)	(1,754)
Balance as of December 31, 2008	28,201	782	430	383	29,796
Amortization	(1,782)	(95)	(54)	(40)	(1,971)
Balance as of December 31, 2009	26,419	687	376	343	27,825

The franchise rights acquired from Realogy entitled the Group to use and sub-franchise the CENTURY 21® brand in China. The franchise rights for China acquired from Realogy have a contractual period of 25 years with a specific renewal clause for another 25 years upon payment by the Company of US$4.5 million. The Group considered its historical experience in renewing or extending similar franchise agreements when determining the estimated useful life of the franchise rights acquired from Realogy. Given the lack of historical experience of the Group in renewing or extending similar arrangements with Realogy as the franchise relationship was first entered into with Realogy in 2000 for 25 years, the Group considered assumptions that market participants would use about the renewal or extension provisions. Since it is uncertain whether market participants would pay this US$4.5 million for the renewal of franchise rights in the future, the Group considered this entity-specific factor and determined that the estimated useful life of the franchise rights acquired from Realogy is the contractual period of 25 years, among which the recognized intangible assets are being amortized.

As a result of a change in the Group’s business strategy to grant franchise rights to sub-franchisees in the Shenzhen region, the Group reacquired the CENTURY 21® franchise rights from a franchisee in Shenzhen for RMB4.5 million in July 2008. This consideration was negotiated on an arm’s length basis. In accordance with the franchise agreement, there are no specific renewal or extension provisions. The Group considered its own historical experience in renewing or extending similar franchise agreements when determining the estimated useful life of the reacquired franchise rights. Given the lack of historical experience of the Group in renewing or extending similar arrangements with other franchisees, the Group considered this entity specific factor and determined that the estimated useful life of the reacquired franchise rights is the remaining contractual period which is 14.5 years. Therefore, these rights are recognized as intangible assets and are amortized over the remaining contractual life of 14.5 years.

The Group has recorded approximately RMB1.6 million, RMB1.8 million, and RMB2.0 million of amortization for intangible assets for the years ended December 31, 2007, 2008 and 2009, respectively. There was no impairment loss on intangible assets for any of the years presented.

Based on the Group’s intangible assets subject to amortization, the annual estimated amortization expense related to the above intangible assets is as follows (in RMB thousands):

2010	1,971
2011	1,971
2012	1,971
2013	1,971
2014	1,971
Thereafter	17,970
Total	27,825

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in RMB thousands):

	December 31,
	2008	2009

Salaries, commission and welfare payable	25,031	59,456
Other taxes payable	4,450	24,285
Royalty fees payable	2,366	3,024
Third party deposits	9,678	17,411
Advances from customers	-	7,331
Other current liabilities	12,072	19,161
Total	53,597	130,668

Royalty fees payable relate to the Master Franchise Agreement entered into with Realogy. The royalty fees are determined based on the Group’s franchise revenue for the periods.

11.	DEFERRED REVENUE

Cash received in advance on contracts is deferred and recognized when the services are rendered. The deferred revenue is primarily related to initial franchise fees received from franchisees and advances received from customers relating to brokerage commissions.

12.	LONG-TERM DEPOSITS PAYABLE

The Group receives security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2008 and 2009 were RMB10.6 million and RMB10.7 million, respectively.

13.	INCOME TAXES

Taxation in the Cayman Islands and the British Virgin Islands

Neither the Cayman Islands nor the British Virgin Islands currently levies taxes on individuals or corporations based upon profits, income, gains or appreciation. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.

The Company and IFM Co. are tax-exempted companies incorporated in the Cayman Islands. Genius is a tax-exempted company incorporated in the British Virgin Islands.

Taxation in Hong Kong

CIR is subject to income tax rate 17.5% , 16.5% and 16.5% in 2007, 2008 and 2009, respectively.

BVMC is subject to income tax rate of 16.5% in 2009.

PRC Corporate Income Tax

Prior to January 1, 2008, pursuant to the Income Tax Law of the PRC concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws, the corporate income taxes (“CIT”) of PRC entities were generally assessed at a statutory rate of 33% , which comprises 30% national income tax and 3% local income tax.

On March 16, 2007, the National People’s Congress of PRC enacted the Corporate Income Tax Law, under which Foreign Investment Enterprises and domestic companies would be subject to CIT at a uniform rate of 25%. This became effective on January 1, 2008. In accordance with the CIT Law, there will be a transition period for enterprises which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to a corporate income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the CIT Law.

In accordance with the CIT Law, IFM Beijing, IFM SH, Beijing Anxin, MMC BJ are subject to the income tax rate of 33% before 2008, and 25% thereafter; MMC SH is subject to the income tax rate of 25% for the year 2008 and thereafter; and PRI is subject to the income tax rate of 25% for the year 2009 and thereafter.

As Shanghai Ruifeng and Anshijie are both registered in Shanghai Pu Dong New Area, and Shenzhen CIR is registered in Shenzhen special economic zone, they are subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, the income tax rate is to be increased progressively from 18% to 25% from 2008 to 2012, respectively.  Accordingly, they are subject to income tax rate of 15%, 18% and 20% in 2007, 2008 and 2009, respectively.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

In October 2009, Huachuang obtained a Software Enterprise Certification which entitles it to exemption from CIT for the first two years in which it has taxable income and a 50% reduction in CIT for each of the following three years. 2009 is the first year with taxable income.

The provision for income tax is as follows (in RMB thousands):

	Year ended December 31,
	2007	2008	2009
Income tax provision:
Current	417	1,408	8,793
Deferred	(23)	668	(518)
Total	394	2,076	8,275

The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2008 and 2009 (in RMB thousands):

	December 31,
	2008	2009
Current
Deferred tax assets:
Allowance for doubtful accounts	770	1,939
Deferred revenue	948	390
Accrued expense and payroll	4,823	16,334
Disposals of property and equipment	753	-
Net operating loss carry forwards	-	797
Others	828	-
Total deferred tax assets	8,122	19,460
Less: Valuation allowance	(5,828)	(19,460)
	2,294	-

Deferred tax liabilities:
Timing differences of revenue recognition	(2,532)	-
Others	(295)	-
Total deferred tax liabilities	(2,827)	-
Net deferred tax liabilities	(533)	-

Non-current
Deferred tax assets:
Net operating loss carry forwards	38,983	-
Intangible assets and property and equipment	1,955	3,080
Total deferred tax assets	40,938	3,080
Less: Valuation allowance	(40,938)	(3,080)
	-	-

Deferred tax liabilities:
Intangible assets and property and equipment	(338)	(353)
Net deferred tax liabilities	(338)	(353)

The Group has made a full valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of valuation allowance, including the Group’s limited operating history, accumulated deficit, existence of taxable temporary differences and expected reversal periods.

The following table sets forth the movements of the valuation allowance for net deferred tax assets for the years presented (in RMB thousands):

	Year ended December 31,
	2007	2008	2009
Balance at beginning of the year	(5,286)	(16,465)	(46,766)
(Provision) write-back for the year	(11,179)	(30,301)	24,226
Balance at end of the year	(16,465)	(46,766)	(22,540)

The Group had total net operating loss carried forward as of December 31, 2007, 2008 and 2009 amounting to RMB39.4 million, RMB177.3 million and RMB3.4 million, respectively, which will begin to expire in 2011.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

CIT exemptions and tax rate reduction enjoyed by the Group had no effect on net loss and basic and diluted net loss per share for the years ended December 31, 2007 and 2008. The increase to net income and basic and diluted net income per share for the year ended December 31, 2009 resulting from the combined effects of CIT exemption and tax rate reduction amounted to RMB2.8 million and RMB0.01 per share, respectively.

A reconciliation of income tax at the statutory income tax rate to the Group’s effective tax rate is as follows:

	Year ended December 31,
	2007	2008	2009
Statutory income tax rates	(33.0)%	(25.0)%	25.0%
Effect of preferential tax rate	18.0%	7.4%	(2.7)%
Effect of income tax rate changes	0.2%	(2.8)%	1.1%
Changes in valuation allowance	15.4%	23.3%	(16.9)%
Others	(0.1)%	(1.4)%	(0.7)%
Effective tax rate	0.5%	1.5%	5.8%

On December 6, 2007, the State Council issued the detailed implementation regulations of the new PRC Corporate tax law. Pursuant to the regulations, a 10% withholding income tax will be levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”).

The Company’s subsidiaries have determined that they have no present plan to declare and pay any dividend on their shares in the foreseeable future. The Group plans to continue to reinvest its subsidiaries’ undistributed earnings in their operations in China in the foreseeable future. As of December 31, 2008 and 2009, the cumulative undistributed earnings of nil and RMB10,557,592 are included in consolidated retained earnings on the balance sheets, respectively. An estimated nil and RMB1,055,759 in withholding taxes would be due if these earnings were remitted as dividends as of December 31, 2008 and 2009.

14.	NET (LOSS) INCOME PER SHARE AND PER ADS

The following table sets forth the computation of basic and diluted net (loss) income per ordinary share and ADS for the years ended December 31, 2007, 2008 and 2009 (in RMB thousands, except per share data):

	Year Ended December 31,
	2007	2008	2009
Numerator:
Net (loss) income attributable to IFM Investments Limited	(74,121)	(132,318)	135,041
Accretion of Series A Preferred Shares	(4,893)	(5,032)	(5,175)
Accretion of Series B Preferred Shares	(2,354)	(10,727)	(11,251)
Income allocated to participating preferred shareholders	-	-	(64,639)
Numerator for basic and diluted net (loss) income per share	(81,368)	(148,077)	53,976

Denominator:
Weighted-average shares - basic	260,000	260,000	260,000
Potential dilutive shares:
Preferred shares*	-	---	-
Options*	-	-	4,396
Weighted averages shares - diluted	260,000	260,000	264,396
Net (loss) income per share - basic	(0.31)	(0.57)	0.21
Net (loss) income per share - diluted	(0.31)	(0.57)	0.20
Net (loss) income per ADS - basic	(4.69)	(8.54)	3.11
Net (loss) income per ADS - diluted	(4.69)	(8.54)	3.06

Net income for the year ended December 31, 2009 has been allocated to the ordinary shares and preferred shares based on their respective rights to share in dividends.

* The potentially dilutive securities were not included in the calculation of dilutive net (loss) income per share in those periods where their inclusion would be anti-dilutive.

15.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

The Group has determined that the convertible redeemable preferred shares (as described in Note 1(a)) should not be classified as liabilities since the preferred shares are contingently redeemable and that conversion and redemption features embedded in the convertible redeemable preferred shares are not required to be bifurcated and accounted for as a derivative since the embedded features do not permit or require net settlement and therefore do not meet the definition of a derivative. Since the conversion price of the convertible redeemable preferred shares exceeded the fair value of the Group’s ordinary shares on the date of issuance of the Preferred Shares, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

The Company’s convertible redeemable preferred shares with outstanding balances as of December 31, 2009 are as follows:

			Shares
	Date of Issuance	Original Issue Price Per Share	Authorized	Issued and Outstanding	Carrying Amount	Liquidation Amount
		RMB	(‘000)	(‘000)	(RMB‘000)	(RMB‘000)
Series A	Aug 24, 2006	0.88	200,000	200,000	187,237	201,661
Series B	Oct 19, 2007	2.86	105,254	105,254	313,930	345,718
Series B	Feb 21, 2008	2.71	6,113	6,113	17,151	19,091
			311,367	311,367	518,318	566,470

The key terms of the Series A and Series B Preferred Shares are as follows:

Dividend rights

The holders of the Series A and Series B Preferred Shares are entitled to participate in non-cumulative dividend of 8% of the original issue price per annum, when and as declared by the Board of Directors. As long as Preferred Shares are outstanding, the Company may not pay any dividend to ordinary shareholders until all dividends declared and payable to the preferred shareholders have been paid. In the event the Company shall declare a dividend to the holders of ordinary shares, then in each such case, the holders of Preferred Shares shall be entitled to a proportionate share of such dividend on an as-converted basis.

Redemption rights

In the event that a qualified initial public offering does not occur within six years of the Series A issuance date or five years of the Series B issuance date, the holders of Series A and Series B Preferred Shares may redeem any or all of Series A and Series B Preferred Shares at a redemption price equal to 115% of the original preferred shares issuance price per share plus all declared but unpaid dividends adjusted for share splits, share dividends, recapitalizations and other adjustments.

The carrying value of the convertible redeemable preferred shares was accreted from its carrying value on the date of issuance to the redemption value using effective interest method over the period from date of issuance to the earliest redemption date. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

Liquidation preferences

In the event of a liquidation, dissolution or winding up of the Company, available assets and funds of the Company are first distributed to the holders of Series A and Series B Preferred Shares at their original issuance price per share multiplied by 115% plus any declared but unpaid dividends adjusted for share splits, share dividends, recapitalizations, and other adjustments. In the event that available assets and funds are insufficient to permit payment to the holders of the Series A and Series B Preferred Shares, the assets and funds will be distributed ratably to the Series A and Series B Preferred Shares holders based on their proportional share ownership. After the distribution to the holders of Series A and Series B Preferred Shares are made, any remaining legally available assets and funds shall be distributed to the holders of ordinary shares and Series A and Series B Preferred Shares pro rata on an as-converted basis.

Voting rights

The holder of each Series A and Series B Preferred Shares shall be entitled to such number of votes as equals the whole number of ordinary shares into which such holder's collective Series A and Series B Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Company's shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company's shareholders is first solicited. The holders of Series A and Series B Preferred Shares shall vote together with the holders of ordinary shares, and not as a separate class or series, on all matters put before the members.

Conversion rights

Each of the convertible preferred shares is convertible into the number of fully-paid ordinary shares as determined by dividing the original issue price applicable to such convertible preferred shares by the conversion price in effect at that time. The conversion price of Series A and Series B Preferred Shares shall initially be the original issue price of such Series A and Series B Preferred Shares and shall be adjusted in accordance with conversion provision contained in the Company’s Articles of Association.

With respect to the Series A Preferred Shares, these conversion provisions include certain performance-based adjustments related to certain targets of net profits after tax for the years ended December 31, 2007, 2008 and 2009 or the completion of a Qualified IPO prior to December 31, 2009. Depending on whether the pre-determined targets are met, the conversion price of the Series A Preferred Shares may be adjusted such that the Series A Preferred

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

Shareholders’ percentage ownership on an as-converted basis would decrease.

“Qualified IPO” shall mean a firm commitment, underwritten registered public offering by the Company of its Ordinary Shares on an internationally recognized, major stock exchange acceptable to the preferred shareholders including, for example, the New York Stock Exchange or the NASDAQ), with a valuation of the Company, as a result of such public offering, of not less than US$400 million and with gross proceeds to the Company of at least US$100 million. The definition of Qualified IPO was modified by a resolution of the Board made on January 27, 2010 (Note 22 (b)).

The pre-determined target was not met for the year ended December 31, 2008. In the event there is any adjustment to the Series A Preferred Share conversion price, the Series B conversion price will also be adjusted such that the Series B Preferred Shareholders’ percentage ownership on an as-converted basis immediately following such adjustment remains the same as the shareholding immediately prior to the adjustment to the Series A Preferred Share conversion price.

On October 22, 2009, a special resolution of the Board was made to amend the Third Amended and Restated Article of Association of the Company with respect to the performance-based adjustments to the Series A Preferred Shares. The change in fair value to the Series A Preferred Shares as a result of this modification was immaterial. On February 2, 2010, upon the closing of the Company’s initial public offering, each Series A Preferred Share and Series B Preferred Share was automatically converted into approximately 0.7081 and 0.8731 ordinary share for a total of 141,611, 117 and 97, 231,160 ordinary shares, respectively.

16.	UNAUDITED PRO-FORMA BALANCE SHEET AND NET INCOME PER SHARE

All of the Series A and Series B convertible redeemable preferred shares will automatically be converted into ordinary shares at the applicable conversion price upon a Qualified IPO as defined in Note 15 or the proposed IPO conducted in accordance with the Registration Statement on Form F-1 (File No. 333-164216) as filed with the United States Securities and Exchange Commission. The pro-forma balance sheet as of December 31, 2009 presents an adjusted financial position as if the conversion of the Series A and Series B convertible redeemable preferred shares into ordinary shares occurred on December 31, 2009.

The unaudited pro-forma basic and diluted net (loss) income per share for the years ended December 31, 2008 and 2009, giving effect to the assumed conversion of the Series A and Series B convertible redeemable preferred shares into ordinary shares on the original dates of issuance are as follows (in RMB thousands, except per share data):

	Year Ended December 31
	2008	2009
Numerator:
Net (loss) income attributable to ordinary shareholders	(148,077)	53,976
Add: Income allocated to participating preferred shareholders	-	64,639
Add: Accretion of convertible redeemable preferred shares	15,759	16,426
Numerator for pro-forma basic and diluted net (loss) income per share	(132,318)	135,041

Denominator:
Denominator for basic net (loss) income per share	260,000	260,000
Pro-forma effect of Series A convertible redeemable preferred shares	141,611	141,611
Pro-forma effect of Series B convertible redeemable preferred shares	96,485	97,231
Denominator for pro-forma basic (loss) income per share	498,096	498,842

Potential dilutive securities:
Options	-	3,838
Denominator for pro-forma diluted (loss) income per share	498,096	502,734
Basic net (loss) income per share	(0.27)	0.27
Diluted net (loss) income per share	(0.27)	0.27

The above unaudited pro forma financial information was presented giving effect to the conversion of the Series A and B Preferred Shares as of December 31, 2009 as well as the amendments made pursuant to special resolutions of the Board dated October 22, 2009 and January 27, 2010 with respect to the performance-based adjustments to the Series A Preferred Shares (Note 15 and 22(b)) and the redesignation of the ordinary shares effective immediately prior to the consummation of the IPO (Note 22 (e)).

17.	SHARE-BASED COMPENSATION

On August 18, 2006, and as amended and restated on October 19, 2007 and February 1, 2008, the Company adopted the 2006 Stock Incentive Plan and the Amended and Restated 2006 Stock Incentive Plan (the “Plan”) under which 52.5 million shares have been authorized for issuance and 85.3 million shares have been reserved for issuance. In accordance with the Plan, if there is an adjustment to the then-in effect Series A Preferred Share conversion price (Note 15), the number of shares reserved for issuance under the Plan shall be increased or decreased to such number of shares representing 8.41% of the equity interest of the Company, on a fully-diluted basis.

In 2007, two batches of share options were granted under the Plan. For share-based award granted with performance conditions (Batch A), one-third (1/3) of the option shall become vested and exercisable on the 181st day following the date of an IPO and the remaining two-thirds (2/3) of the share options shall become vested and exercisable on the first anniversary of an IPO. For share-based award granted with service conditions (Batch B), one-fourth (1/4) of the option shall vest and become exercisable on the first anniversary of the effective date of the employment and the remaining three-fourths (3/4) shall vest quarterly over the following eight quarters.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

In 2008, two batches of share options were granted under the Plan based on service conditions. For Batch C, one-third (1/3) of the Option Shares covered by the grant shall vest and become exercisable on each of the first, second and third anniversary dates of the Effective Date of the Option Agreement. Under Batch D, one-third (1/3) of the Option Shares covered by the Option shall vest and become exercisable on each of the first, second and third anniversary dates of the date of Employment of Optionee.

On February 2, 2009, the Company granted share options for 200,000 shares to a certain employee. One-third (1/3) of the share options should vest and become exercisable on each of the first, second and third anniversary dates of the date of employment of the option holder.

On July 20, 2009, the Company granted 700,000 share options to certain employees. One-third (1/3) of the share options should vest and become exercisable on each of the first, second and third anniversary dates of the date of employment of option holders.

On August 20, 2009, the Company granted 2,500,000 share options to certain employees. Of the total 2,500,000 share options granted, 1,500,000 share options should vest one-half (1/2) of the option on the first anniversary of the effective date of the employment agreement between the option holders and the Company, with the remaining share options vesting on each of the following four calendar quarters. The remaining 1,000,000 share options should vest one-third (1/3) of the share options on each of the first, second and third anniversary dates of the date of employment of the option holders.

On October 22, 2009, a special resolution of the Board was made to amend the Third Amended and Restated Articles of Association of the Company with respect to the performance-based adjustments to the Series A Preferred Shares, which resulted in a modification to the Company’s share options.  This modification made each share option exercisable into 0.87 ordinary shares upon the completion of an IPO (modified as “Proposed IPO” on January 27, 2010, see Note 22(d)) prior to March 31, 2010.  This modification does not result in any incremental fair value because the terms of the share options included such anti-dilution provisions.

The exercise price for the purchase of Option Shares upon the exercise of all or any portion of the Option shall be the Fair Market Value price per Share on the date of grant as determined by the Administrator in its sole discretion. The Fair Market Value is provided by an independent third-party valuer at each of the share options’ grant date. The term of the share options is five years from the grant date.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

Valuation Assumptions: The Company estimated the fair value of share options using Black-Scholes Option Pricing valuation model. The fair value of each option grant is estimated on the date of grant with the following weighted-average assumptions:

	Year Ended December 31
	2007	2008	2009
Expected volatility	43.90%-48.30%	48.30%-53.30%	70.50%-75.40%
Risk-free interest rate	4.43%-5.49%	3.27%-4.13%	3.09%-3.76%
Dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	3.4-4.8	3.2-3.5	3.1-3.5
Weighted average fair value of the underlying shares on the date of option grants (US$)	0.11	0.09	0.32

Expected Term: Due to insufficient historical information, giving consideration to the contractual terms of the share-based awards, the Company adopted the simplified method for estimating the expected term to represent the period that the Company’s share-based awards are expected to be outstanding.

Expected Volatility: The fair value of share-based payments made through the years ended December 31, 2007, 2008 and 2009 was valued using the Black-Scholes Option Pricing valuation method with a volatility factor based on the historical stock prices of comparable companies.

Expected Dividend: The Black-Scholes Option Pricing valuation model calls for a single expected dividend yield as an input. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

Risk-Free Interest Rate: The Company bases the risk-free interest rate used in the Black-Scholes Option Pricing valuation method on the implied yield currently available on China Treasury Bonds constant maturities with an approximate equivalent remaining term.

Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers both voluntary and company termination behavior.

The following table summarizes the Group’s share options activities for the years ended December 31, 2007, 2008 and 2009:

		Share options Outstanding
	Share options available	Number of Share options	Weighted Average Exercise Price (US$)
Balance as of December 31, 2006	40,000,000	-	-
Share options authorized	12,352,110	-	-
Share options granted	(45,300,000)	45,300,000	0.12
Share options cancelled/forfeited	500,000	(500,000)	0.11
Balance as of December 31, 2007	7,552,110	44,800,000	0.12
Share options authorized	124,770	-	-
Share options granted	(4,700,000)	4,700,000	0.09
Share options cancelled/forfeited	7,600,000	(7,600,000)	0.11
Balance as of December 31, 2008	10,576,880	41,900,000	0.12
Share options granted	(3,400,000)	3,400,000	0.32
Share options cancelled/forfeited	1,500,000	(1,500,000)	0.11
Balance as of December 31, 2009	8,676,880	43,800,000	0.13

The weighted-average grant date fair value of options granted for the years ended December 31, 2007, 2008 and 2009 was US$0.05, US$0.04 and US$0.17 per option, respectively. The following table summarizes the weighted average remaining contractual life and exercise price for the share options outstanding and exercisable as of December 31, 2009:

	Share options Outstanding			Share options Exercisable
Range of Exercise Prices	Number of options outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of options outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
(US$)		(In years)	(US$)		(In years)	US($)
0.08	3,000,000	3.61	0.08	1,100,000	3.61	0.08
0.11-0.12	12,050,000	2.61	0.11	500,000	3.14	0.12
0.13	25,550,000	2.64	0.13	3,437,500	2.96	0.13
0.32-0.33	3,200,000	4.62	0.33	166,667	4.55	0.32
	43,800,000	2.84	0.13	5,204,167	3.16	0.12

There were 1,475,000 and 5,204,167 share options exercisable as of December 31, 2008 and 2009, respectively. The total fair value of options vested is

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

US$70,675 and US$255,038 (approximately RMB482,000 and RMB1,741,000) as of December 31, 2008 and 2009, respectively. The intrinsic value of exercisable share options has not been included as the Company was a private company in the years presented.

Share-based compensation expense for share-based awards granted with performance conditions is to be recognized using the graded-vesting method. For the years ended December 31, 2007, 2008 and 2009, the Company did not recognize any share-based compensation as the vesting of the performance condition awards is contingent upon an IPO  which is not considered probable until the event happens. Share-based compensation expenses for other batches of share-based awards which are based on service conditions are recognized using the straight-line attribution approach. For the years ended December 31, 2007, 2008 and 2009, the Company has recognized share-based compensation of approximately RMB44,000, RMB730,000 and RMB1,858,000, respectively.

As of December 31, 2009, there was US$553,751 (approximately RMB3,780,000) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.77 years.

In addition, upon the completion of our initial public offering, approximately US$1.4 million of share-based compensation costs would be recognized over a period of one year from the IPO date.

18.	EMPLOYEE BENEFIT PLANS

The Group participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. PRC labor regulations require the companies to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant labor bureau is responsible for meeting all retirement benefit obligations; the Group has no further commitments beyond its monthly contribution. Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The PRC government is directly responsible for the payments of the benefits to these employees.

The total contributions for such employee benefits were approximately RMB11.2 million, RMB18.9 million and RMB18.7 million for the years ended December 31, 2007, 2008 and 2009, respectively. Amounts accrued and included in salaries, commission and welfare payable in the accompanying balance sheets were approximately RMB7.7 million and RMB8.7 million as of December 31, 2008 and 2009, respectively.

19.	COMMITMENTS AND CONTINGENCIES

a)	Contractual obligations with franchisees

The Group establishes franchise arrangements with franchisees in the PRC to grant trademark of "CENTURY 21®" for a contractual period and receives recurring franchise fees throughout the period. The Group is obligated to provide ongoing support to franchisees for the operation of "CENTURY 21®" system and provide operational guidance and training to franchisees.

b)	Operating lease commitments

The Group has operating lease agreements principally for its administrative offices and real estate brokerage stores.  These leases expire by 2015 and are renewable upon negotiation.  Rental expenses under operating leases for the years ended December 31, 2007, 2008 and 2009 were RMB38.3 million, RMB84.4 million and RMB72.4 million, respectively.

Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2009 are as follows (in RMB thousands):

2010	68,794
2011	46,764
2012	27,538
2013	8,116
2014	3,782
Total	154,994

c)	Contingent guarantee obligations

The Group provides interim guarantee services to banking institutions for the mortgage services it refers to banks as part of its mortgage management services in Beijing. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which generally takes one to six months. The Group measures its financial guarantees based on their fair values. The fair value of the financial guarantee as of December 31, 2008 and 2009 were immaterial.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, the Group may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank exceeding the payment already made by the buyer and the amount recoverable from the property. As of December 31, 2008 and 2009, the contingent guarantee obligations of the Group were approximately RMB227.8 million and RMB718.7 million, respectively.

The Group has not been required to pay any amounts with respect to its guarantee services since the commencement of this business. The Group performs regular assessment on any potential losses associated with the interim financial guarantees based on the payment status of the guaranteed loans. The Group did not accrue for any estimated loss associated with the interim guarantees as of December 31, 2008 and 2009.

d)	Minimum Service Fees

The Group is required to pay annual minimum service fees to Realogy for the licensing of the CENTURY 21® brand to 2025. The minimum service fees is the greater of the minimum of US$100,000 (approximately RMB683,000) or an amount calculated by multiplying US$500 (approximately RMB3,000) by the number of sales offices in the Group’s CENTURY 21® franchise network.  The minimum service fees for future years are as follows (in RMB thousands):

2010	683
2011	683
2012	683
2013	683
2014	683
Thereafter	7,003
Total	10,418

e)	Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position or results of operations. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods.

20.	RELATED PARTY TRANSACTIONS

The table below sets forth the related parties and their relationships with the Group:

Related Parties	Relationships with the Group

Maxpro International Enterprises Inc. (“Maxpro”)	100% owned by Donald Zhang through D&M Capital Corporation, the ultimate shareholder of the Company

Beijing Xinye Jiayuan Real Estate Consulting Services Co. Ltd. (“Xinye”)	80% owned by Donald Zhang through D&M Capital Corporation, 20% owned by Harry Lu, the ultimate shareholders of the Company

Regional entities (Xiamen, Shandong, Xian)	Associates

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2008 and 2009, the amounts due from/to related parties consisted of the following (in RMB thousands):

	December 31,
	2008	2009
Amounts due from related parties
Xinye	36,024	-
Maxpro	2,086	-
Regional entities	-	386
Total amounts due from related parties	38,110	386

Amounts due to related parties
Xinye	5,700	-
Maxpro	27,465	-
Regional entities	850	250
Total amounts due to related parties	34,015	250

The amounts due from Xinye were advances for the operations of Xinye. The amounts due to Xinye related to amounts payable for the transfer of the entities as part of the Reorganization. The balances with Xinye were unsecured, interest-free and had no fixed terms of repayment.

The amounts due from Maxpro related to the unsecured advances for the operations of Maxpro. The payables to Maxpro were advances for the operations of IFM Co. The amounts with Maxpro were unsecured, interest-free and had no fixed terms of repayment.

On September 22, 2009, the amounts due from/to Xinye and Maxpro were fully settled. On the same day, an advance of approximately RMB5.9 million was made to Maxpro which was due on demand. On November 30, 2009, the remaining amounts due from Maxpro were fully settled in cash.

The amounts due from the three regional entities related to royalty fees receivable. The amounts due to the regional companies related to security deposits for franchise rights placed with the Group.

21.	SEGMENT INFORMATION

The reportable segments represent the Group’s operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker (“CODM”) to assess performance and to allocate resources. In identifying its reportable segments, the Group also considers the nature of services provided by its operating segments. The Group’s CODM has been identified as the Chairman and Vice Chairman, who review the consolidated and segment results when making decisions about allocation of resources and assessing performance of the Group.

Management has determined that the Group operates in three reportable segments in 2007: Company-owned Brokerage Services located in Beijing and Shanghai, Franchise Services and Mortgage Management Services. Company-owned Brokerage Services in Beijing and Shanghai involve brokering transactions from secondary real estate property sales, purchases and leasing transactions, referral and service fees of mortgage loan transactions to the Group’s mortgage management services segment while Company-owned Brokerage Services in Shanghai also provides brokering services in primary real estate property sales and purchase transactions in addition to the above transactions in Beijing. Franchise Services generate revenue by selling regional franchise rights for the CENTURY 21® brand in China to regional franchisees in various cities.

Company-Owned Brokerage Services located in Shenzhen was acquired in 2008 (see Note 7(b)) and became a new reportable segment. The Mortgage Management Services business grew substantially in 2008 and accordingly had its revenue, costs and expenses reviewed separately by the CODM starting from 2008. Mortgage Management Services include comprehensive advisory services in connection with the selection, application for and procurement of mortgage products offered by commercial banks.

Management evaluates the operating results of each of its reportable segments based upon (1) revenue from external customers, (2) commissions and other agent related costs, (3) operating costs, (4) selling, general and administrative expense, (5) income (loss) from operations and (6) net income (loss), each of which is presented in the Group’s Consolidated Statements of Operations. Corporate executive compensation and headquarters rental cost and interest income are not allocated among segments and are recorded as non-allocated items. The CODM does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

The following tables summarize the selected revenue and expense information for each reportable segment for the year ended December 31, 2007, 2008 and 2009:

	Year ended December 31, 2007
	(In RMB thousands)
	Company-Owned Brokerage Services			Franchise Services	Non- allocated and Others	Total
	Beijing	Shanghai	Total

Revenue from external customers	62,666	89,026	151,692	37,337	-	189,029
Commissions and other agent related costs	(30,914)	(46,623)	(77,537)	(5,329)	-	(82,866)
Operating cost	(33,983)	(38,045)	(72,028)	(7,858)	-	(79,886)
Selling, general and administrative expenses	(16,636)	(31,081)	(47,717)	(17,754)	(29,000)	(94,471)
(Loss) income from operations	(18,867)	(26,723)	(45,590)	6,396	(29,000)	(68,194)
Net (loss) income	(18,656)	(26,664)	(45,320)	6,478	(33,932)	(72,774)

	Year ended December 31, 2008
	(In RMB thousands)
						Mortgage Management Services
	Company-Owned Brokerage Services				Franchise Services		Non- allocated and Others	Total
	Beijing	Shanghai	Shenzhen	Total

Revenue from external customers	75,543	126,830	3,703	206,076	56,633	10,650	-	273,359
Commissions and other agent related costs	(58,394)	(84,693)	(3,517)	(146,604)	(2,130)	(2,816)	-	(151,550)
Operating cost	(58,071)	(70,496)	(4,010)	(132,577)	(12,291)	(1,589)	-	(146,457)
Selling, general and administrative expenses	(23,095)	(26,989)	(2,721)	(52,805)	(13,772)	(5,561)	(30,814)	(102,952)
(Loss) income from operations	(64,017)	(55,348)	(6,545)	(125,910)	28,440	684	(30,814)	(127,600)
Net (loss) income	(63,938)	(55,297)	(6,183)	(125,418)	27,000	225	(33,694)	(131,887)

	Year ended December 31, 2009
	(In RMB thousands)
						Mortgage Management Services
	Company-Owned Brokerage Services				Franchise Services		Non- allocated and Others	Total
	Beijing	Shanghai	Shenzhen	Total
Revenue from external customers	272,068	286,073	32,081	590,222	28,223	32,926	285	651,656
Commissions and other agent related costs	(124,872)	(138,336)	(18,740)	(281,948)	(2,045)	(4,823)	(330)	(289,146)
Operating cost	(48,298)	(52,272)	(9,230)	(109,800)	(7,990)	(1,687)	(128)	(119,605)
Selling, general and administrative expenses	(27,916)	(23,138)	(4,494)	(55,548)	(12,107)	(8,803)	(24,963)	(101,421)
Income (loss) from operations	70,982	72,327	(383)	142,926	6,081	17,613	(25,136)	141,484
Net income (loss)	69,005	71,593	(359)	140,239	4,555	13,677	(23,676)	134,795

All of the Group’s revenues from external customers are generated in the PRC.

22.	SUBSEQUENT EVENTS

a)
On January 4, 2010, the Company established a wholly-owned subsidiary in Beijing, China, which will engage in advisory services focusing on the commercial properties. In accordance with the investment agreement, the Company injected HKD3,400,000 (approximately RMB2,990,980) as paid-in capital on March 12, 2010.

b)
On January 27, 2010, the shareholders and Board of the Company approved resolutions deeming their proposed offering (the “Proposed IPO”) to be a Qualified IPO. As a result of this resolution, the terms of the Series A Preferred Shares performance-based adjustments have been modified such that

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

they are effective upon the Proposed IPO as well a Qualified IPO as defined in Note 15. This modification will result in compensation expense of approximately US$720,000 (RMB4,914,648) on the modification date.

c)
On January 28, 2010, the Company offered 12,487,500 American Depositary Shares (“ADS”), representing 187,312,500 ordinary shares, at US$7.00 each to the public, raising proceeds of US$87,412,500. The issuance cost was approximately US$8,585,475. The Company’s ADS are quoted on the NYSE.

d)
On January 28, 2010, the Company notified certain of the option holders under Batch A (note 17), that their awards would vest upon the Company’s IPO, as after evaluating certain communications and documents, the performance condition in the options was considered met, the Company would recognize compensation expense of US$1,426,330 (RMB9,735,986) from the IPO date over the remaining vesting period of one year.

e)	On February 2, 2010, upon the closing of the public offering, certain amendments to the authorised and issued share capital became effective as follows:

i)
increased the authorised share capital of the Company from US$1,325,114 divided into 1,013,746,760 ordinary shares, 200,000,000 Series A Preferred Shares and 111,367,270 Series B Preferred Shares to US$3,333,000 divided into 3,021,632,730 ordinary shares, 200,000,000 Series A Preferred Shares and 111,367,270 Series B Preferred Shares by the creation of an additional 2,007,885,970 ordinary shares;

ii)
reorganized the share capital such that the total authorised share capital of the Company of 3,333,000,000 shares of a nominal or par value of US$0.001 each being reclassified and redesignated into 3,133,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each (the “Class A Ordinary Shares”), 100,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each (the “Class B Ordinary Shares”) and 100,000,000 preferred shares of a nominal or par value of US$0.001 each (the “Preferred Shares”);

iii)
converted all of the then currently issued and outstanding 200,000,000 Series A Preferred Shares and 111,367,270 Series B Preferred Shares into 238,842,277 Class A Ordinary Shares in accordance with the conversion rights disclosed in Note 15; and

iv)
re-designated all of the then issued and outstanding ordinary shares into Class A Ordinary Shares on a one to one basis and further re-designated 80,502,938 of the then issued and outstanding Class A Ordinary Shares registered in the name of Goldman Sachs Strategic Investments (Asia) L.L.C. into 80,502,938 Class B Ordinary Shares.

f)
On March 10, 2010, the Company established a wholly-owned subsidiary in Shenzhen, China, which will engage in operating mortgage management services. In accordance with the agreement, the Company injected RMB10,000,000 as paid-in capital.

23.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to annually appropriate 10% of net after-tax income to the general reserve fund or statutory surplus fund (see Note 2(w)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability, which restricted portion amounted to approximately RMB264.0 million and RMB354.0 million as of December 31, 2008 and 2009, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

24.	ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

The separate condensed financial statements of IFM Investments Limited (the “Company”) as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Long-term investments”.

The Company was incorporated in the Cayman Islands on November 30, 2005, by IFM Holding Company Ltd. (“IFM Holding”), a Cayman Islands exempt company. IFM Holding was a wholly-owned subsidiary of Maxpro International Enterprise, Inc. (“Maxpro”), a New York corporation. Maxpro was 100% owned by Mr. Donald Zhang through D&M Capital Corporation.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2009.

Operating expense for the Company for the years ended December 31, 2007, 2008 and 2009 included share-based compensation as a result of the options granted to employees of the Company in 2007, 2008 and 2009. Total share-based compensation for the years ended December 31, 2007, 2008 and 2009 were approximately RMB44,000, RMB730,000 and RMB1,858,000, respectively.

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

Financial information of parent company
Condensed Balance Sheets
(In thousands, except par value)

	December 31,
	2008	2009	2009
	RMB	RMB	US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	52,238	8,898	1,304
Amounts due from subsidiaries, associates and related parties	34,583	59,687	8,744
Prepaid expenses and other current assets	-	4,251	623
Total current assets	86,821	72,836	10,671
Non-current assets:
Long-term investments	175,424	318,804	46,705
Total assets	262,245	391,640	57,376

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	5,897	2,678	393
Amounts due to subsidiaries, associates and related parties	6,809	2,524	370
Total liabilities	12,706	5,202	763
Convertible redeemable preferred shares (US$0.001 par value, 311,367 shares authorized, issued and outstanding as of December 31, 2008 and 2009, respectively)	501,892	518,318	75,934
Shareholders' deficit:
Ordinary shares (US$0.001 par value, 1,013,747 shares authorized as of December 31, 2008 and 2009; 260,000 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	2,152	2,152	315
Additional paid-in capital	13,508	-	-
Statutory reserves	-	1,173	172
Accumulated deficit	(268,013)	(135,205)	(19,808)
Total shareholders’ deficit	(252,353)	(131,880)	(19,321)
Total liabilities, convertible redeemable preferred shares and shareholders’ deficit	262,245	391,640	57,376

IFM INVESTMENTS LIMITED
Notes to Consolidated Financial Statements—(Continued)

 Financial information of parent company
Condensed Statements of Operations
(In thousands)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
				(Note 2(c))
Costs and expenses:
Selling, general and administrative expenses	(16,343)	(14,202)	(8,360)	(1,224)
Total costs and expenses	(16,343)	(14,202)	(8,360)	(1,224)
Loss from operations	(16,343)	(14,202)	(8,360)	(1,224)
Interest income	901	1,325	19	3
Foreign currency exchange (loss) gain	(8,425)	(7,635)	2	-
Loss before share of subsidiaries' and associates' (losses) income	(23,867)	(20,512)	(8,339)	(1,221)
Share of subsidiaries' and associates' (loss) income	(50,254)	(111,806)	143,380	21,005
Net (loss) income	(74,121)	(132,318)	135,041	19,784
Accretion of convertible redeemable preferred shares	(7,247)	(15,759)	(16,426)	(2,406)
Income allocated to participating preferred shareholders	-	-	(64,639)	(9,470)
Net (loss) income attributable to ordinary shareholders	(81,368)	(148,077)	53,976	7,908

 Condensed Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
				(Note 2(c))
Net cash used in operating activities	(20,754)	(13,736)	(11,529)	(1,689)
Net cash used in investing activities	(201,190)	(32,889)	-	-
Net cash provided by (used in) financing activities	279,341	19,137	(31,782)	(4,656)
Effect of exchange rate changes on cash and cash equivalents	(3,898)	(4,506)	(29)	(4)
Net increase (decrease) in cash and cash equivalents	53,499	(31,994)	(43,340)	(6,349)
Cash and cash equivalents at the beginning of year	30,733	84,232	52,238	7,653
Cash and cash equivalents at the end of year	84,232	52,238	8,898	1,304