Form 20-F
period 2010-12-31
IFM Investments Ltd
filed 2011-05-24
CIK 1477324

Use these links to rapidly review the document

IFM INVESTMENTS LIMITED INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 24, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report.

Commission file number: 001-34598

IFM Investments Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

26/A, East Wing
Hanwei Plaza No. 7, Guanghua Road, Chaoyang District
Beijing 100004, People's Republic of China
(Address of principal executive offices)

Donald Zhang
26/A, East Wing
Hanwei Plaza No. 7, Guanghua Road, Chaoyang District
Beijing 100004, People's Republic of China
Phone: (86 10) 6561-7788
Facsimile: (86 10) 6561-3321
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
American Depositary Shares, each representing fifteen Class A ordinary shares, par value US$0.001 per share.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

            Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            As of December 31, 2010, we had 674,820,361 ordinary shares, par value US$0.001 per share,; as of May 13, 2011, the latest practicable date, we had 667,445,146 Class A ordinary shares, par value US$0.001 per share, outstanding.

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

            Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

            Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

            International Financial Reporting Standards as issued by the International Accounting Standards Board

Other ☐

            If "other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

            (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

            Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

i

Introduction

CONVENTIONS WHICH APPLY TO THIS FORM

        Unless otherwise indicated, references in this annual report on Form 20-F to:

  •
  "we," "us," "our" and "our company" refer to IFM Investments Limited, a Cayman Islands company, and its predecessor entities and its subsidiaries;

  •
  "ADSs" are to our American depositary shares, each of which represents fifteen (15) Class A ordinary shares;

  •
  "ADRs" are to the American depositary receipts, which, if issued, evidence our ADSs;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "Shares" or "ordinary shares" are to our ordinary shares, par value US$0.001 per share which include both Class A ordinary shares and Class B ordinary shares;

  •
  "RMB" and "Renminbi" are to the legal currency of China; and

  •
  "US$" and "U.S. dollars" are to the legal currency of the United States.

        Unless otherwise indicated, references to our principal subsidiaries in this annual report on Form 20-F are specified as follows:

  •
  "Beijing Anxin" is to Beijing Anxin Ruide Real Estate Brokerage Co., Limited, a company incorporated in the PRC;

  •
  "IFM Beijing" is to Beijing Aifeite International Franchise Consultant Co., Limited, a company incorporated in the PRC;

  •
  "IFM BJ Broker" is to Beijing IFM International Real Estate Brokerage Co., Limited, a company incorporated in the PRC;

  •
  "IFM CD" is to Chengdu Yize Real Estate Brokerage Co., Ltd., a company incorporated in the PRC;

  •
  "IFM Co." is to IFM Company Limited, a company incorporated in the Cayman Islands;

  •
  "IFM SH" is to Shanghai Yaye Real Estate Brokerage Co., Limited, a company incorporated in the PRC;

  •
  "MMC BJ" is to Beijing Kaisheng Jinglue Guarantee Co., Limited, a company incorporated in the PRC;

  •
  "MMC CD" is to Chengdu Yidao Real Estate Brokerage Co., Ltd., a company incorporated in the PRC;

  •
  "MMC SH" is to Kaisheng Jinglue (Shanghai) Investment Management Co., Ltd., a company incorporated in the PRC;

  •
  "Kaian" is to Shenzhen Kaian Investments Guarantee Co., Limited, a company incorporated in the PRC;

  •
  "Shanghai Ruifeng" is to Shanghai Ruifeng Real Estate Investments Consultant Co., Ltd., a company incorporated in the PRC;

  •
  "Shenzhen CIR" is to CIR Real Estate Consultant (Shenzhen) Co., Limited, a company incorporated in the PRC;

  •
  "COM" is to Beijing Xinrui Shijiao Business Managements Consultant Co., Limited, a company incorporated in the PRC;

  •
  "PRI" is to Beijing Kaicheng Huaxin Investment Consultants Limited, a company incorporated in the PRC; and

  •
  "Chengdu Yichuan" is to Chengdu Yichuan Real Estate Brokerage Co., Ltd., a company incorporated in the PRC.

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the rate in effect on December 30, 2010, which was RMB6.6000 to US$1.00, the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2010. We make no representation that the Renminbi or dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

        This annual report contains references to compound annual growth rate, which represents the rate of return on an annualized basis over the relevant time period.

        CENTURY 21® is a registered trademark owned by a subsidiary of Realogy Corporation.

FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors, including those listed under "Key Information—Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

        Forward-looking statements typically are identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions or the negative of these words or expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

Item 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The following selected consolidated financial information and operating data for the periods and as of the dates indicated should be read in conjunction with our audited consolidated financial statements and related notes and "Operating and Financial Review and Prospects" included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our financial statements not included in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The historical results are not necessarily indicative of results to be expected in any future period. We underwent reorganization in 2006 to become the holding company of our various subsidiaries. Our reorganization became effective on August 24, 2006. Prior to the reorganization, we managed our franchise services business through a number of companies owned by our founders.

	For the Years Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	(US$)(1)
	(in thousands, except per share and per ADS data)
Statement of Operations Data:
Revenue
Net revenues	38,425	189,029	273,359	651,656	530,829	80,429
Costs and Expenses
Commissions and other agent-related costs	(4,620)	(82,866)	(151,550)	(289,146)	(318,872)	(48,314)
Operating costs	(9,914)	(79,886)	(146,457)	(119,605)	(199,670)	(30,253)
Selling, general and administrative expenses	(40,285)	(94,471)	(102,952)	(101,421)	(176,271)	(26,708)

Total costs and expenses	(54,819)	(257,223)	(400,959)	(510,172)	(694,813)	(105,275)

(Loss) income from operations	(16,394)	(68,194)	(127,600)	141,484	(163,984)	(24,846)
Interest income	848	1,708	4,441	2,244	6,685	1,013
Interest expense	(1,299)	—	—	—
Other income					9,350	1,417
Foreign currency exchange loss	(1,537)	(5,485)	(5,526)	(496)	(12,161)	(1,843)

(Loss) income before income tax and share of associates' losses	(18,382)	(71,971)	(128,685)	143,232	(160,110)	(24,259)
Income tax	(799)	(394)	(2,076)	(8,275)	(2,985)	(452)
Share of associates' losses	(373)	(409)	(1,126)	(162)	(605)	(92)

Net (loss) income	(19,554)	(72,774)	(131,887)	134,795	(163,700)	(24,803)
Net (income) loss attributable to non-controlling interests	1,524	(1,347)	(431)	246	1,462	222

Net (loss) income attributable to IFM Investments Limited	(18,030)	(74,121)	(132,318)	135,041	(162,238)	(24,581)

Net (loss) income per share:
Basic	(0.07)	(0.31)	(0.57)	0.21	(0.25)	(0.04)
Diluted	(0.07)	(0.31)	(0.57)	0.20	(0.25)	(0.04)
Net (loss) income per ADS:
Basic	(1.12)	(4.69)	(8.54)	3.11	(3.75)	(0.57)
Diluted	(1.12)	(4.69)	(8.54)	3.06	(3.75)	(0.57)
Weighted average number of ordinary shares used in per share calculations:
Basic	260,000	260,000	260,000	260,000	654,637	654,637
Diluted	260,000	260,000	260,000	264,396	654,637	654,637

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.6000 to US$1.00, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2010.

	As of December 31,
	Actual	Actual	Actual	Actual	Actual
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	(US$)(1)
		(In thousands)
Balance Sheet Data:
Cash and cash equivalents	110,505	331,216	176,977	334,589	520,647	78,886
Cash in bank-time deposits	—	—	—	—	120,000	18,182
Restricted cash	6,793	14,497	17,213	28,784	32,498	4,924
Accounts receivable, net	6,437	9,965	13,633	61,938	50,599	7,667
Loans receivable, net					12,732	1,929
Amount due from related parties	80,789	44,068	38,110	386	1,710	259
Property and equipment, net	5,822	42,467	42,954	41,181	78,330	11,868
Intangible assets, net	27,943	26,317	29,796	27,825	34,888	5,286

Total assets	255,750	513,187	360,895	543,834	958,542	145,234

Accrued expenses and other current liabilities	38,535	52,234	53,597	130,668	163,036	24,702

Total liabilities	106,073	145,647	111,356	157,340	204,845	31,037

Convertible redeemable preferred shares	172,131	469,971	501,892	518,318	—	—
Total shareholders' (deficit) equity	(22,454)	(102,431)	(252,353)	(131,824)	753,697	114,197

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.6000 to US$1.00, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2010.

	For the Years Ended or as of December 31,
	2008	2009	2010
Other Financial and Operating Data:
Company-owned brokerage services
Net revenues (in thousands of RMB)	206,076	590,222	482,371
Average number of operating sales offices(1)	279	248	451
Average monthly net revenues per operating sales office (in thousands of RMB)	61.6	198.3	89.1
Mortgage management services
Net revenues (in thousands of RMB)	10,650	32,926	24,381
Loan amount of referred mortgages (in thousands of RMB)	1,879,500	5,956,100	3,733,000
Franchise services
Net revenues (in thousands of RMB)	56,633	28,223	17,011
Number of regional sub-franchisors as of year-end	28	30	28
Primary and Commercial Services(2)
Net revenues (in thousands of RMB)	—	285	7,066
Aggregate gross floor area of properties sold (in thousand square meters)	—	—	45

(1)
Equals the sum of the number of operating sales offices that existed at the end of each month in the applicable year, divided by the number of months in such year.

(2)
Our primary and commercial services accounted for 0.0% and 1.3% of net revenues for the years ended December 31, 2009 and 2010, respectively. We began to create teams dedicated to the primary and commercial real estate markets in 2009 and began managing our primary and commercial services as a separate segment in 2010.

EXCHANGE RATE INFORMATION

        Our business is primarily conducted in China, and all of our revenues and expenses are denominated in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.6000 to US$1.00, the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2010. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and will not be used in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate(1)
Period	End	Average(2)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May 1st through May 13th	6.4977	6.4939	6.4986	6.4915

(1)
For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as certified for customs purposes and reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States.

(2)
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

        We conduct our real estate services business primarily in China, and our business depends substantially on the conditions of the real estate market in China. The real estate market in China remains at an early stage of development, and social, political, economic, legal and other factors may affect its development. For example, the lack of a mature and active secondary market for private properties and the limited amount of mortgage loans available to individuals in China may result in fluctuations in residential real estate markets. Although demand for private residential property in China has grown rapidly in recent years, this growth has often been coupled with volatile market conditions and fluctuations in property prices. For example, the rapid expansion of the property market in major provinces and cities, such as Beijing, Shanghai and Shenzhen, in the early 1990s, led to an oversupply in the mid-1990s and a corresponding fall in property values and rentals in the second half of the decade. We believe our business has been affected by fluctuations in the real estate market in China. For instance, our average monthly net revenues per operating sales office increased by 221.8% during the year ended December 31, 2009 compared to the same period in 2008. We believe this increase was partially due to the recovery of the real estate market in China during 2009. On the other hand, our average monthly net revenues per operating sales office decreased by 55.0% during the year ended December 31, 2010 compared to the same period in 2009. We believe this decrease was mainly due to the general weakness of the real estate market in China during 2010 due to the real estate tightening policies passed by the central government. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations." The PRC property market may experience, and transaction volume may be impacted by, undersupply or oversupply and property price fluctuations caused by economic, social, political and other factors. Any future overdevelopment in the property sector or other adverse changes in the economic, political or social environment in China may result in an oversupply of properties and a decrease in property prices and overall transaction activities, which could materially and adversely affect our business, financial condition and results of operations.

        In addition, as all of our company-owned sales offices are strategically located in large metropolitan areas in Beijing, Shanghai, Shenzhen and Chengdu, any decrease in demand or any other adverse developments in these regions may materially and adversely affect our business, financial condition and results of operations.

Adverse developments in general business and economic conditions could have a material and adverse effect on our business, financial condition and results of operations.

        Our business and operations are sensitive to general business and economic conditions globally and in China. These include short-term and long-term interest rates, inflation or deflation, fluctuations in debt and equity capital markets, consumer confidence and the general condition of the PRC and world economies. Certain recent adverse developments in the global financial markets could continue to impact the global economy. These developments include, among others, a general slowdown of economic growth in China, the U.S. and elsewhere globally, and substantial volatility and tightening of liquidity in financial and real estate markets. Numerous general business and economic factors could contribute to a real estate market downturn and adversely affect our business, including: (1) any systemic weakness in the banking and financial sectors; (2) any substantial declines in the stock markets or continued stock market volatility; (3) any increase in levels of unemployment; (4) a lack of available credit and lack of confidence in the financial sector; and (5) any general economic downturn in China or the global economy. Adverse developments in these general business and economic conditions could have a material and adverse effect on our business, financial condition and results of operations.

We experienced net losses for the years ended December 31, 2008 and 2010, and there is no assurance that we will be profitable in the future.

        During the years ended December 31, 2008, 2009 and 2010 we had a net loss of RMB131.9 million, net income of RMB134.8 million and a net loss of RMB163.7 million, respectively. These fluctuations were primarily due to the PRC government's policy guidance on the real estate industry in China and, to a lesser extent, to the expense arising from the addition of a significant number of company-owned sales offices in 2010. Consequently, our accumulated deficit was RMB135.2 million and RMB301.9 million as of December 31, 2009 and December 31, 2010, respectively. We expect to continue to increase our costs and operating expenses as we implement initiatives to continue to grow our business, particularly our company-owned brokerage services business. If our net revenues do not sufficiently increase to offset the expected increases in costs and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. Net revenues in future periods could decline or grow more slowly than we expect and we cannot assure you that we will be profitable in the coming year, or that we will be able to maintain profitability in the future.

We do not own the CENTURY 21® brand and our right to use the CENTURY 21® brand is subject to risks and limitations.

        Realogy owns the CENTURY 21® brand and system. Through our wholly owned subsidiary IFM Company Limited, or IFM Co, we hold the exclusive right to franchise, manage and operate the CENTURY 21® franchise network in China. Our interests and business strategies could be different from those of Realogy. See "Item 4. Information on the Company—B. Business Overview—Our Relationship with Realogy." Any adverse development in our relationship with Realogy could have a material and adverse effect on our business, financial condition and results of operations.

        Our rights to use the CENTURY 21® brand are set forth in our master sub-franchise agreement with Realogy. The master sub-franchise agreement has a term of 25 years starting from March 2000, extendable at our election for additional terms of 25 years upon payment of renewal fees. As contractual rights, our rights to use the CENTURY 21® brand remain subject to the risks and limitations customarily associated with contractual relationships, including, but not limited to, a party's right to terminate the agreement in the event the other party materially breaches the agreement, a party's right to terminate in certain specified circumstances, and the risk that the contract may be voided if either party were to enter bankruptcy or a similar restructuring process. An agreement could be rejected in connection with a bankruptcy of another party thereto if, in the business judgment of a trustee of a party, as debtor-in-possession, rejection of the contract would benefit a party's estate. A bankruptcy by our licensor or any owner of the CENTURY 21® trademarks or system know-how could impede our right to use the CENTURY 21® brand and system. Any such adverse development could result in, among other things, an inability to use the CENTURY 21® brand and system, incurrence of material expenses in connection with building our brand or acquiring another brand to support our company-owned brokerage business and franchise services business, payment of fees or compensation relating to settlements with the regional sub-franchisors or franchisees that terminate their franchise relationships with us, or diminished market recognition, any or all of which could have a material and adverse effect on our business, financial condition and results of operations.

If the value of the CENTURY 21® brand or image diminishes, it could have a material and adverse effect on our business, financial condition and results of operations.

        We believe the CENTURY 21® brand is associated with leadership in integrated and high quality real estate services among real estate market participants in China. The CENTURY 21® brand is important to our operations. Our continued success in maintaining and enhancing the CENTURY 21® brand and our image depends on our ability to satisfy customer needs by further developing and maintaining the quality of our services across our operations, as well as our ability to respond to competitive pressures. If we were unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers or the commission or franchise fees that we charge could decline, and we could face difficulties in attracting and retaining regional sub-franchisors, franchisees or sales professionals. If the value of the CENTURY 21® brand diminishes globally or in China, our business, financial condition and results of operations may be materially and adversely affected.

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

        Our continuing reliance on our information systems, which include our proprietary Sales Information System, or SIS, and our Human Resource and Commission Information System, or HCIS, each of which is copyright protected, depends in large part on retaining our proprietary rights to these information systems. We have also imposed contractual obligations on employees and consultants and taken other precautionary measures to maintain the confidentiality of our proprietary information, and have restricted the use of that proprietary information other than for our company's benefit. If the copyrights for our information system are infringed, or our sales professionals, staff and consultants otherwise do not honor their contractual obligations and misappropriate our information systems, databases or other proprietary information, our business, financial condition and results of operations may be materially and adversely affected.

Competition in the real estate brokerage business in China is intense and may adversely affect our business, financial condition and results of operations.

        Competition in the real estate brokerage business in China is intense, especially in the densely populated areas. We compete with Centaline (China) Property Consultants Limited, Homelink Real Estate Agency Co., Ltd., 5i5j Real Estate Co. Ltd and E-House (China) Holdings Limited for secondary real estate brokerage business, and to a lesser extent, with E-house (China) Holdings Limited, World Union Properties Consulting Co., Limited and Syswin Inc. in these cities for primary real estate brokerage business. We also compete with regional competitors in each of the regions where we own and operate sales offices. Some of these companies may have greater financial resources than we do, including greater marketing budgets and technological advantages. In addition, the secondary real estate brokerage industry has low capital commitment requirements for small operations, lowering the barriers to entry for new participants, especially participants pursuing alternative methods of marketing real estate, such as internet-based listing services. Real estate brokers compete for sales and marketing business primarily on the basis of the services offered, reputation, brand recognition, personal contacts, local expertise and brokerage commission rates. Any decrease in the market average brokerage commission rate may adversely affect our net revenues and profits. We also compete for the services of qualified sales professionals. Such competition could reduce commissions retained by our company after giving effect to the split with sales professionals and could increase the amounts that we spend on recruiting and retaining sales professionals.

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

        We face competition in the mortgage management services business from in-house mortgage management teams of our competitors in the brokerage business, commercial banks and specialized mortgage management services providers. In the second half of 2009, certain commercial banks in Shanghai and Beijing agreed to collectively reduce mortgage referral commissions in connection with secondary real estate transactions. This adversely affected our revenue derived from referral commissions in both Shanghai and Beijing. Any increase in the level of competition or any negative development such as described above could materially and adversely affect our business, financial condition and results of operations.

If our company-owned or franchised sales offices fail to obtain or maintain licenses or permits necessary to engage in the real estate brokerage business, our business, financial condition and results of operations could be materially and adversely affected.

        Our company-owned sales offices and franchised sales offices are required to obtain and maintain certain licenses and permits to engage in the real estate brokerage business. We and our regional sub-franchisors also need licenses and permits to operate our CENTURY 21® franchise network in China. These licenses and permits are typically required to be renewed every one or two years. We are also subject to numerous national, provincial and local laws and regulations specific to the services we provide. If we or our regional sub-franchisors or franchisees fail to obtain or maintain the licenses and permits for conducting our company-owned brokerage or franchise services businesses required by law, the relevant governmental authorities may order us to suspend relevant operations or impose fines or other penalties. There is no assurance that we, our company-owned sales offices or our franchised sales offices will be able to obtain or renew these licenses in a timely manner, or at all.

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

        Our success largely depends on the efforts and abilities of our senior management team and the management teams of regional sub-franchisors and sales offices owned and operated by us. Our ability to retain our management teams is generally subject to numerous factors, including the compensation packages we offer and our ability to maintain a cohesive company culture and other factors. Any prolonged downturn in the real estate market and any cost-cutting measures we implement could result in significant attrition among our current managers. If any member of our senior management team or other key sales professionals and staff joins a competitor or forms a competing company, we may lose customers, key sales professionals and staff, and we may not be able to promptly fill their positions with comparably qualified individuals without a significant increase in costs. Any of the foregoing adverse developments could materially and adversely affect our business, financial condition and results of operations.

We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.

        We have been, and may in the future be, a party to litigation and other proceedings filed by or against us, including actions relating to intellectual property, franchise or sub-franchise arrangements with our regional franchisors or franchisees, or vicarious liability based upon the conduct of our individual sales professionals and staff or agents. For example, we have occasionally resorted to litigation against certain of our regional sub-franchisors with whom we have terminated our relevant sub-franchise relationship for the sub-franchisor's material breach of the regional sub-franchise agreement. In addition, we have litigated against third parties who have infringed the CENTURY 21® trademark. Although we have historically been successful in such litigation, we cannot predict the cost of such proceedings or their ultimate outcome, including any remedies or damages that may be awarded, and adverse results in such litigation and other proceedings may harm our business, financial condition and results of operations.

We are exposed to business and legal risks related to our entrusted and consumer loan services or if our entrusted and consumer loan services are found to have violated the relevant regulations in the future, we will incur significant losses, which may materially and adversely affect our financial condition.

        In July 2010, we began to offer entrusted and consumer loan services as part of our mortgage management services. Under our entrusted loan arrangements with commercial banks, we provide consumer financing to borrowers with funds being released by the commercial banks from our trust accounts at the banks under our entrusted loan arrangements with commercial banks. These entrusted loans, whose terms range from two to 12 months, are secured with the borrowers' mortgage-free properties. In general, we limit loan amounts to approximately 50% to 65% of the pledged properties' most recently assessed market value and usually charge interest rates which are above the prime mortgage lending rate. In addition, we will obtain enforceable pledges which, in case of default by the borrowers, allow us to dispose of the pledged properties in foreclosure sales. Commercial banks collect interest and principal payments from the borrowers on our behalf and receive service fees. As of December 31, 2010, our total outstanding entrusted loans balance was RMB 12.7 million. As the lender, we bear the risks related to the entrusted loans. Although we conduct background checks and an internal review on potential borrowers, we cannot assure you that our borrowers will repay part or all of the interest and principal amounts of the loans. Furthermore, because we are not a financial institution and lack experience in providing loans, our internal review and approval procedures may not function as well as we expect. If the borrowers default on their repayment obligations and the market values of the pledged properties decline below the amounts of our entrusted loans, or if our entrusted loan services are found to have violated the relevant regulations in the future, we will incur significant losses, which may materially and adversely affect our financial condition. We currently offer the entrusted loan services through our subsidiary Beijing Kaishengjinglue Guarantee Co. Limited, which is a financing guarantee company. According to the regulation promulgated in March 2010, Tentative Administrative Measures for Financing Guarantee Companies, or the Tentative Measures, entrusted loans provided by a financing guarantee company could be construed as providing loans and thus being restricted. However, since the Tentative Measures have only been enforced for a short period, there remains uncertainty as to whether our entrusted loan services by Beijing Kaishengjinglue Guarantee Co. Limited will be regarded as providing loans and thus be restricted.

We are subject to risks related to the interim guarantees that we provide to our mortgage management services customers in Beijing.

        As is customary in the mortgage management industry in Beijing, we provide interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers prior to the time when the mortgage registration certificate is issued to the bank by the applicable property registry. See "Item 4. Information on the Company—B. Business Overview—Our Services—Mortgage Management Services." If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, we may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank. If multiple home buyers default on their payment obligations at around the same time, we will be required to make significant payments to the banks to satisfy our guarantee obligations. If we are unable to recover the amounts paid with respect to our guarantees, we will suffer financial losses. As of December 31, 2008, 2009 and 2010, the contingent guarantee obligation in connection with our provision of interim guarantees amounted to RMB227.8 million, RMB718.7 million and RMB0.9 million, respectively. We did not experience any losses associated with our interim guarantees for the year ended December 31, 2008, 2009 and 2010. We had RMB0.9 million in contingent guarantee obligations associated with our interim guarantees as of December 31, 2010. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry, we no longer provide interim guarantees to our mortgage management service customers.

The PRC Government may determine that the contractual arrangements with the variable interest entities ("VIEs") are not in compliance with applicable PRC laws, rules, regulations or policies.

        The mortgage credit business currently engaged by our company is regulated by amongst others, the Measures for the Administration of Mortgage Credit (the "Mortgage Credit Measures"). According to Article 71 of the Mortgage Credit Measures, rules and regulations governing the investment by foreign invested companies in mortgage credit services in the PRC shall be separately announced by the Ministry of Commerce ("MOFCOM") and other relevant authorities. As of the date of this annual report, no relevant rules and regulations have been announced by the MOFCOM.

        There are risks involved with our mortgage credit business operated under the contractual arrangements with the VIEs. In case the contractual arrangements with the VIEs are considered to be in breach of any existing or future PRC laws or regulations or governmental policy, the relevant regulatory authorities would have broad discretion in taking actions to deal with such breach, including but not limited to:

  •
  imposing economic penalties;

  •
  discontinuing or restricting the operations of the VIEs;

  •
  imposing conditions or requirements in respect of the contractual arrangements with the VIEs with which we may not be able to comply;

  •
  requiring our company to restructure the relevant ownership structure or operations;

  •
  taking other regulatory or enforcement actions that could adversely affect our business; and

  •
  revoking the business licenses and/or the licenses or certificates of VIEs and/or voiding the contractual arrangements with the VIEs.

        Any of these actions could have a material adverse impact on our business, financial condition and results of operations.

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

        In addition, our information systems are vulnerable to damage or interruption from various causes, including (1) natural disasters, war and acts of terrorism, (2) power losses, computer system failures, internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events and (3) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. While we maintain certain disaster recovery capabilities for critical functions in most of our businesses, these capabilities may not successfully prevent a disruption to, or have a material and adverse effect on, our businesses or operations in the event of a disaster or other business interruption. Any extended interruption in our information systems could significantly reduce our ability to conduct our business and generate revenue. Additionally, we do not carry business interruption insurance for any losses that may occur.

If we cannot manage our growth, our operating results or profitability could be materially and adversely affected.

        We have experienced substantial growth since we began operations in 2000. Our net revenues amounted to RMB273.4 million in 2008 and RMB651.7 million in 2009, with a decrease to RMB530.8 million in 2010. Despite the decrease in 2010, we intend to continue to expand our operations, which will continue to place substantial demands on our managerial, operational, financial, technological and other resources. Our planned expansion will also place significant demands on us to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. During our expansion, we may also face other difficulties as a result of a number of factors, many of which are beyond our control, such as any general unfavorable conditions in the real estate market, labor cost increases due to higher sales staff headcount or delays or denials of required approvals by relevant government authorities. As a result, our operating results or profitability could be materially and adversely affected.

We may not be successful in our business expansions through future acquisitions.

        We have established our company-owned brokerage services business in Shanghai, Shenzhen and Chengdu through acquisitions. In territories where we do not have company-owned sales offices, one of our expansion strategies is to establish our own brokerage services business by acquiring existing chains of sales stores or regional sub-franchisors when their operations become mature and profitable. However, our experience in Shanghai, Shenzhen and Chengdu may not be replicable in other areas of China. In order to expand our presence in the primary and commercial market segments, we entered into an agreement to acquire a majority stake in SG International Investments Ltd. ("SG International"), the parent company of an agency based in Beijing focusing on primary commercial projects sales. We expect to complete the acquisition in the near term. The success of our acquisition of SG International and our future acquisition strategies will depend upon our ability to negotiate with acquisition targets on favorable terms, and to finance and complete these transactions. We also need to effectively integrate newly acquired brokerage businesses into our existing operations, which may involve complex operational and personnel-related challenges, including rectifying possible inconsistencies in standards, controls, procedures and policies, maintaining important business relationships, overcoming local cultural differences, and controlling unanticipated expenses related to such integration. We may also incur material costs relating to such integration. A prolonged diversion of management's attention and any delays or difficulties we encounter in connection with the integration of any business that we have acquired or may acquire in the future could prevent us from realizing the anticipated cost savings and revenue growth from our acquisitions.

We may be unable to obtain adequate financing to fund our capital requirements.

        We expect that over the next several years, a substantial portion of our cash flow will be used to finance the expansion of our company-owned brokerage services business to increase our market share in existing markets and to expand our geographical presence. Although we anticipate that our available funds and expected cash flows from operations will be sufficient to meet our cash needs for at least the next twelve months, this assumption is based on management's ability to successfully execute its business plan, which includes increasing sales, generating positive operating cash flows and obtaining additional funding to support longer term capital requirements. We cannot assure you that we will obtain such financing at a reasonable cost or at all. Our inability to finance our planned capital expenditures or future acquisitions could materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully execute our business development strategy, which could have a material and adverse effect on our business, financial condition and results of operations.

        We plan to continue to expand our business into new geographical areas in China and to enter into new businesses to diversify our portfolio of products and services. Because China is a large and diverse market, home buying trends and demands may vary significantly by region, and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. In order to expand our presence in the primary and commercial market segments, in March, 2011, we entered into an agreement to acquire a majority stake in SG International, the parent company of an agency based in Beijing focusing on primary commercial projects sales. We expect to complete the acquisition in the near term. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets. Therefore, we may not be able to successfully execute our business development strategy, which could have a material and adverse effect on our business, financial condition and results of operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would materially adversely affect our net income.

        In accordance with U.S. GAAP, we account for our acquisitions using the purchase method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

        Risks associated with our businesses and operations include, but are not limited to, claims for wrongful acts committed by our sales professionals, disputes with our regional sub-franchisors or franchisees that we do not own, the loss of intellectual property rights or the failure of information technology systems crucial to our operations, the loss of key personnel and risks posed by natural disasters. Any of these risks may result in significant losses. We maintain insurance coverage we consider customary in China for the industry in which we operate and in compliance with the insurance requirements imposed on us by our master sub-franchise agreement with Realogy. However, we cannot assure you that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our existing insurance policy on a timely basis or at all.

        If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain effective internal control over financial reporting, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

        Prior to our initial public offering, we were a private company with limited accounting and other resources with which to adequately address our internal controls and procedures. When preparing our consolidated financial statements for the years ended December 31, 2007 and 2008, we noted one material weakness in our internal control over financial reporting relating to a lack of sufficient resources to perform period-end financial reporting procedures, address complex accounting issues under US GAAP and prepare and review financial statements and related disclosures under US GAAP. This material weakness resulted in adjustments to our consolidated financial statements for the years ended December 31, 2007 and 2008. As of December 31, 2010, this material weakness has been remedied. We have successfully completed our Section 404 assessment for the year ended December 31, 2010 and received the auditor's attestation. However, in the future, if we fail to maintain effective internal controls over financial reporting or to obtain an "unqualified" auditors' attestation, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

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

        As of May 13, 2011, the latest practicable date, Mr. Donald Zhang, our chairman and chief executive officer, and Mr. Harry Lu, our vice chairman and president, beneficially own approximately 40.5% of our outstanding shares. Accordingly, Messrs. Zhang and Lu have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to U.S. issuers. This may afford less protection to our holders of ordinary shares and ADSs.

        Section 303A of the Corporate Governance Rules of the New York Stock Exchange requires listed companies to have, among other things, a majority of its board members be independent, a nominating and corporate governance committee consisting solely of independent directors, and an audit committee with a minimum of three members. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors, the implementation of a nominating and corporate governance committee or the implementation of an audit committee. Since a majority of our board of directors will not consist of independent directors as long as we rely on the foreign private issuer exemption, fewer board members will be exercising independent judgment and the level of board oversight on our management may decrease as a result.

An occurrence of a widespread health epidemic or other outbreaks could have a material and adverse effect on our business, financial condition and results of operations.

        Our business could be adversely affected by the effects of Influenza A virus subtype H1N1, or A (H1N1), Severe Acute Respiratory Syndrome, or SARS, avian influenza or other epidemics or outbreaks on the economic and business climate. A prolonged outbreak of A (H1N1), any recurrence of SARS, avian influenza or other adverse public health developments in China or elsewhere in the world could have a material and adverse effect on our business operations. Such outbreaks could significantly impact the real estate market and cause a temporary closure of our facilities. Such impact or closures would severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our operations could be disrupted if any of our sales professionals, staff or customers were suspected of having A (H1N1), SARS or avian influenza, since this could require us to quarantine some or all of our sales professionals and staff or disinfect our facilities and this may deter our customers or potential customers from visiting our sales offices. In addition, our business, financial condition and results of operations could be adversely affected to the extent that A (H1N1), SARS, avian influenza or other outbreak harms the global or Chinese economy in general.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on overall economic growth in China, which could materially and adversely affect our business.

        We conduct substantially all of our business operations in China. As the real estate sector is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China's economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People's Bank of China's statutory deposit reserve ratio and imposing commercial bank-lending guidelines, which had the effect of slowing the growth of credit availability. For example, in 2010 and early 2011, the People's Bank of China suspended loans to home buyers whose family members already own two or more properties and to non-local residents who cannot provide evidence showing that they have paid taxes or social insurance for more than one year, and raised the reserve ratio to cool lending and stabilize rising inflation. By implementing certain regulations from the central government, the local government of many cities issued regulations early 2011 to forbid (1) any local family owning more than two properties and non-local family owning more than one property and (2) any non-local family that cannot provide evidence for tax payment or social insurance payment for more than one year to buy any property in the city, other than in Beijing where the requirement is five consecutive years. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the real estate market in China, which could materially and adversely affect our business.

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

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of over 20% in the RMB against the U.S. dollar between

July 21, 2005 and December 31, 2010. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China's exchange regime to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. On June 19, 2010, the PBOC announced that it had decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB's exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment.

        Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. Any significant fluctuations in the exchange rate between the Renminbi and the U.S. dollar may materially and adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on our ADSs in U.S. dollars. Any fluctuations in the exchange rate between the RMB and the U.S. dollar could also result in foreign currency exchange losses for financial reporting purposes.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from State Administration of Foreign Exchange by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. This could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents may subject our PRC resident beneficial owners to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        China has regulations that subject our PRC subsidiaries to additional restrictions if we have beneficial owners who are PRC residents that have not properly filed with authorities in China. See "Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents." Currently, we do not have beneficial owners whom we know to be PRC residents. However, we cannot provide any assurances that any PRC resident who becomes our beneficial owner in the future will be able to comply with relevant State Administration of Foreign Exchange of the PRC, or SAFE regulations in a timely manner, or at all.

Any failure or inability of our PRC resident beneficial owners to comply with the registration procedures may subject such PRC resident beneficial owners to certain fines and legal sanctions, restrict our cross-border investment and financing activities, or limit our PRC subsidiaries' ability to distribute dividends or obtain foreign exchange-denominated loans.

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

        In December 2006, the People's Bank of China promulgated Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued Implementing Rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC sales professionals and staff who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Any change in the preferential tax treatment we currently enjoy in the PRC may have an adverse impact on our business, financial condition and results of operations.

        Our PRC subsidiaries are subject to the corporate income tax with the tax rate of 25% except for Shanghai Ruifeng, Shanghai Anshijie Real Estate Consultant Co., Ltd. and Shenzhen CIR, which enjoyed a preferential tax rate of 20% and 22% in 2009 and 2010, respectively, and Beijing Huachuang Xunjie Technology Co., Ltd, or Huachuang, which enjoyed a corporate income tax exemption in 2009 and 2010 and a 50% reduction in CIT for each of 2011, 2012 and 2013. We also expect that our income tax rate will increase in 2011. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Taxation."

        Various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Starting from 2007, we have been required to accrue taxes for these contingencies and other uncertain tax positions taken by us. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of these preferential tax treatments and any retroactive imposition of higher taxes could have an adverse effect on our business, financial condition and results of operations.

Dividends distributed to our investors and gain on sale of our shares may be subject to PRC withholding taxes, and we may be subject to PRC taxation on our worldwide income under the CIT Law.

        Under the Corporate Income Tax Law, or CIT Law and its implementation rules, all domestic and foreign invested companies are subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC companies that are considered to be PRC resident enterprises to their foreign shareholders that are "non-resident enterprises" and any gain realized on the transfer of ADSs or shares by such shareholders will be subject to a withholding tax at the rate of 10% unless a treaty otherwise provides.

        It is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises" or individuals, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected. With the 5% or 10% PRC dividend withholding tax imposed under the CIT Law, depending on the tax jurisdiction of the receiver, we will incur incremental PRC tax liabilities when PRC profits are distributed by our PRC subsidiaries to their shareholders that are non-resident enterprises.

        In addition, under the CIT Law, enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore may be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. See "Item 10. Additional Information—E. Taxation—People's Republic of China Taxation." If we become a PRC resident enterprise under the PRC tax system and receive income other than dividends, our profitability and cash flow would be adversely impacted due to our worldwide income being taxed in China under the CIT Law.

Foreign ownership of real estate agency and brokerage businesses in China is restricted under PRC regulations. This may limit our ability to establish our new PRC operating entities or to increase the registered capital of existing entities in the future.

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

        Our PRC legal counsel, Commerce & Finance Law Offices, is of the opinion that only new real estate agency and brokerage businesses established after December 1, 2007, or any existing real estate agency and brokerage businesses that require new approvals from the Ministry of Commerce or its local branch in order to increase their registered capital or conduct an equity transfer, would be effected by the Catalogue. It may be difficult or take a long time for us to obtain any approvals from the Ministry of Commerce or its local branch in order to establish our new PRC operating entities or to increase the registered capital of existing entities in the future. We cannot assure you that, if we are required to seek such approvals in the future, we will be able to obtain them from the Ministry of Commerce or its local branch on a timely basis, or at all.

Uncertainties with respect to the Chinese legal system could have a material and adverse effect on us.

        The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements are relatively new and are often changing, and their interpretation and enforcement involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the PRC legal system. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion, or at all. An inability to obtain such permits or authorizations may have a material and adverse affect on our business, financial condition and results of operations.

The implementation of the PRC Labor Contract Law and the Implementation Regulation for the PRC Labor Contract Law may increase our operating expenses and may materially and adversely affect our business, financial condition and results of operations.

        As the PRC Labor Contract Law, or Labor Contract Law, and its Implementation Regulation for the PRC Labor Contract Law, or Implementation Regulation, have been enforced for only a very short time, substantial uncertainty remains as to its potential impact on our business, financial condition and results of operations. See "Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Labor Contracts." The implementation of the Labor Contract Law and the Implementation Regulation may increase our operating expenses, in particular our human resources costs and our administrative expenses. In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our sales professionals and staff, the Labor Contract Law may limit our ability to effectuate the modifications or changes in the manner that we believe to be most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations.

If we fail to satisfy the regulatory requirements as a financing guarantee company, our business, financial condition and results of operations could be materially and adversely affected.

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

        Pursuant to the Tentative Administration Measures for Financing Security Companies issued on March 8, 2010 by the China Banking Regulatory Commission, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, the Ministry of Commerce, the People's Bank of China and the State Administration for Industry and Commerce, which became effective on the same day, the establishment of financing security companies shall be examined and approved by the relevant regulatory bodies. The regulatory body will issue operation licenses to a financing security company established upon approval. With such permits, the financing security company and its affiliates shall file applications with relevant industry and commerce administrations for registration. Those that conduct financing security business without due approval shall be suspended and punished by the regulatory body accordingly. We are in the process of applying for such approval. However, we cannot assure you that we will be able to obtain such approval. Our business, financial condition and results of operations could be materially and adversely affected if we fail to obtain such approval.

Our business, revenue growth, profitability and future prospects could be materially and adversely affected by any government policies and regulatory measures influencing China's real estate industry.

        The real estate market in China is typically affected by changes in government policies and regulatory measures affecting the property market, financial markets and related areas. In the past, the PRC government adopted various policies and regulatory measures to curb what it perceived as unsustainable growth in the real estate market, particularly at times when the real estate market in China has experienced rapid and significant growth. In 2008, the global financial crisis caused a slowdown in the real estate market in China. In response to the global financial crisis, the PRC government adopted a two-year RMB4 trillion economic stimulus plan in November 2008. As a result, property sales in China recovered in 2009 and experienced significant growth thereafter until early 2010. Since April 2010, various administrative bodies launched a series of anti-speculative measures, which resulted in a general slowdown in the performance of the real estate market in the PRC.

        On April 17, 2010, the State Council issued the Notice on Firmly Preventing Overly Fast Growth of Real Property Prices in Certain Cities, or the April Notice, which stipulated that a property purchaser's down payment for such purchaser's first property purchase must not be less than 30% of the purchase price if gross floor area of the property is larger than 90 square meters; a purchaser's down payment for such purchaser's second property purchase must not be less than 50% of the purchase price and the mortgage loan interest rate must not be less than 1.1 times the base lending rate published by the People's Bank of China, or the PBOC; and a purchaser's down payment and mortgage loan interest rate must significantly increase for such purchaser's third and additional property purchases. On September 29, 2010, the Ministry of Housing and Urban-rural Development, the People's Bank of China, the China Banking Regulatory Commission and the Ministry of Finance promulgated a series of administrative rules, or the September Rules, to further implement the April Notice. The September Rules require that commercial banks suspend granting of mortgage loans on a nationwide basis (i) for any third or additional property purchases of any purchaser or (ii) to any non-resident purchaser unable to provide proof of tax or social security payments for more than one year.

        On January 26, 2011, the State Council issued the Notice of the State Council on Issues Related to Further Enhancing the Regulation and Control of Real Estate Market, or the January Notice. According to the January Notice, for those households who purchase a second house using a mortgage loan, the down payment may not be lower than 60% of the purchase price regardless of the gross floor area of the property purchased. The mortgage loan interest may not be lower than 1.1 times the base lending rate published by the PBOC. The respective branches of the PBOC may raise the down payment ratio and mortgage interest rate on mortgage loans for a second home purchase based on the price control targets set by the local government, the policy requirements set by the State Council and the national unified credit policies. As of April 13, 2011, the governments of 34 cities, including Beijing, Shanghai, Suzhou, Tianjin, Nanjing, Chengdu, Jinan, Qingdao, Hangzhou, Xi'an, Yinchuan, Taiyuan, Guiyang, Shenyang and Dalian, have respectively promulgated local measures to restrict housing purchases in accordance with the January Notice.

        As a result of these measures to cool down the overheating property market and to curb excessive lending in the real estate industry, transaction volumes in the property market in selected cities in China, such as Beijing, Shanghai and Shenzhen, have declined significantly. As a real estate services provider, we are significantly affected by these government policies and regulatory measures as we primarily generate revenue based on the successful property transactions to which we provide real estate sales agency and consultancy services. Consequently, any of the following could cause a decline in property sales volumes and average selling prices as well as the related revenue we generate from our business:

  •
  any contractionary monetary policy adopted by the PRC government, including any significant rise in interest rates;

  •
  any adverse development in the credit markets or mortgage financing markets resulting from PRC government policies, such as the announcement in April 2010 regarding the stringent down-payment and interest rate requirements aimed at curtailing ownership of multiple homes;

  •
  any significant increase in transaction costs as a result of changes in PRC government policies regarding real estate transaction taxes, such as the announcement regarding the reinstatement of a sales tax on residential property sales by individuals within five years of purchase;

  •
  any adverse change in PRC government policies regarding the acquisition and/or ownership of real estate property, such as the restrictions on the purchase of multiple homes for residents and non-residents that have been in place since early 2011;

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

        Based on the composition of our income and assets, we may be classified as a PFIC for the current taxable year if the price of our ADSs or ordinary shares continues to decline and we continue to hold a substantial portion of the cash raised in our initial public offering as liquid assets. If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in "Taxation—United States Federal Income Taxation") would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see the section titled "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations."

The market price and trading volume for our ADSs may be volatile.

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

        Additional sales of our ordinary shares in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of May 13, 2011, the latest practicable date, we have 667,445,146 ordinary shares outstanding. The 11,240,191 ADS representing 168,602,868 Class A Ordinary Shares are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, we have registered for resale an aggregate of 233,504,630 ordinary shares for Goldman Sachs and GL Asia Mauritius II Cayman Limited.

        In addition, certain other holders of our ordinary shares will have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us and could limit our shareholders' opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

        Our amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. On November 17, 2010, our board of directors adopted a shareholders rights plan. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on November 29, 2010. These rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more (or an additional 1% in the case of certain shareholders holding more than 15% at the time of the plan adoption) of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors. This rights plan and the other anti-takeover provisions of our articles of association could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue one or more classes or series of preferred shares and to fix their designations, powers, preferences and relative participating, optional and other rights, if any, and their qualifications, limitations or restrictions, including without limitation dividend rights, conversion rights, voting rights, redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms which may delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our articles of association contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our ordinary shares and ADSs.

        Our amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms which may delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

        Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Item 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        We became the exclusive franchisor of the CENTURY 21® brand in China on March 22, 2000 through IFM Company Limited, or IFM Co., a Cayman Islands company controlled by one of our founders, Mr. Donald Zhang. See "Item 4. Information on the Company—B. Business Overview—Our Relationship with Realogy." Since then, we have worked to build the CENTURY 21® brand and our franchise network of CENTURY 21® sales offices in China.

        We underwent a reorganization and introduced Goldman Sachs Strategic Investments (Asia) L.L.C., or Goldman Sachs Strategic Investments, as an investor to develop our company-owned brokerage services business in 2006. In connection with the reorganization, we incorporated IFM Investments Limited, our company in the Cayman Islands, on November 30, 2005 to be the holding company of our various subsidiaries, including IFM Co. In consideration for the contribution of all issued and outstanding shares of IFM Co., our founders received all of the issued and outstanding shares of our company. On August 24, 2006, which is the effective date of our reorganization, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 200,000,000 Series A preferred shares to Goldman Sachs Strategic Investments for US$22.0 million. After this investment, we began to develop our company-owned brokerage services business. In October 2006, we incorporated Beijing Anxin to develop our company-owned sales offices in Beijing. In the same month, we also acquired 14 sales offices from a third party in Shanghai through Shanghai Ruifeng to develop our company-owned brokerage services business in Shanghai. In 2008, we began managing our mortgage management services in Beijing and Shanghai as a separate segment.

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

        As part of our reorganization, Xinye, a PRC wholly foreign-owned enterprise controlled by our founders, Mr. Donald Zhang and Mr. Harry Lu, agreed to transfer its 51% equity interests in IFM SH, 11.15% equity interests in IFM Beijing, 10% equity interests in Xiamen, 15% equity invest in Shandong and 10% equity interests in Xian, to us. Xinye completed its transfer of the Shandong interests to us on December 4, 2006, the IFM SH interests on December 4, 2008, the IFM Beijing interests on August 12, 2008, the Xiamen interests on December 26, 2008 and the Xian interests on February 9, 2009.

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

        Our principal executive office is located at 26/A, East Wing, Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing 100004, People's Republic of China. Our telephone number at this address is (86-10) 6561-7788 and our fax number is (86-10) 6561-3321. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847GT Grand Cayman, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.    BUSINESS OVERVIEW

Overview

        We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21® brand, one of the world's most recognized brands in the real estate industry. As of December 31, 2010, our CENTURY 21® China network covered 32 major cities with more than 1,500 sales offices, employed 20,857 sales professionals and staff and maintained approximately 6.7 million property listings.

        We operate under four different, but closely related, business lines: (i) company-owned brokerage services, (ii) mortgage management services, (iii) franchise services, and (iv) primary and commercial services. We have deployed a unique business model that has allowed us to rapidly scale our company-owned operations by leveraging the in-depth market knowledge and human capital developed from our franchise network. In addition, in the fourth quarter of 2010, we participated in our first real estate investment fund totaling RMB181 million with an investment of RMB6.5 million as a limited partner. The fund provides low loan-to-value bridge loans to select real estate developers. We also act as a general partner with a 65.0% equity interest in the partnership managing this real estate fund.

        We started our franchise services business in 2000 and have rapidly expanded our franchise network and our brand. Our franchise services business grants regional franchise rights for the CENTURY 21® brand to regional sub-franchisors in China who, in turn, open their own sales offices or grant third parties the right to open sales offices within their region. We generate revenue from our franchise services by collecting initial franchise fees and ongoing service fees from these regional sub-franchisors. Our franchise network has provided us with valuable information to gauge market maturity and identify potential opportunities to establish and grow our company-owned brokerage services business. Until we launched our company-owned brokerage services business in 2006, we generated our net revenues solely from our franchise services business.

        We started our company-owned brokerage services business in Beijing and Shanghai in 2006, in Shenzhen in 2008 and in Chengdu in 2010, and have quickly expanded our company-owned sales office network in these cities through organic growth and acquisitions of sales offices owned by third parties. As of December 31, 2010, we had approximately 621 company-owned sales offices, representing approximately 40.4% of our CENTURY 21® China network. Our company-owned brokerage services business owns and operates regional sub-franchisors and sales offices in the CENTURY 21® China network. We generate revenue from our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees. For the year ended December 31, 2008, 2009 and 2010, our company-owned sales offices contributed approximately 75.4%, 90.6% and 90.9% respectively, of our total net revenues.

        In 2008, we launched our independent mortgage management services in Beijing and Shanghai, providing services to customers both inside and outside our CENTURY 21® China network. Our mortgage management services business provides mortgage advisory services to home buyers and home owners and interim guarantee services to commercial banks. We generate revenue from our mortgage management services primarily through commissions earned from commercial banks in consideration of our advisory services and interim guarantee services. Our mortgage management services business is well positioned to take advantage of referrals from our extensive network of company-owned sales offices. In 2010, a majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services. We have provided services for home mortgages with an aggregate loan amount of approximately RMB11.6 billion since we launched our mortgage management service business through December 31, 2010. In 2010, revenue from new products of home equity loan and entrusted loans represented approximately 35% of total mortgage management services revenue. We had RMB0.9 million in contingent guarantee obligations associated with our interim guarantees as of December 31, 2010. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry in Beijing, we no longer provide interim guarantees to our mortgage management service customers.

        In 2009, we established dedicated teams for the primary and commercial real estate markets, in order to provide agency services to primary residential real estate developers and planning, consulting and brokerage services to commercial property developers. In 2010, we launched our primary and commercial services business. We generate revenue from our primary services by earning sales commissions from primary residential property developer clients, and we generate revenue from our commercial services by collecting service fees for consultancy services provided to commercial property developers. In the fourth quarter of 2010, we generated revenues from the sales of 45,000 square meters of primary projects and since then we have expanded our pipeline to 1.29 million square meters of gross floor area, or GFA, with 340,000 square meters available for sale during 2011. In March 2011, in connection with our initiatives to focus on the primary and commercial market segments, we entered into an agreement to acquire a majority stake in SG International, the parent company of an agency based in Beijing focusing on primary commercial projects sales. We expect to complete the acquisition in the near term.

        In the fourth quarter of 2010, we reacquired the franchise rights for Chengdu region. This is part of our long-term strategy to grow our company-owned brokerage services in Chengdu and nearby cities, as well as our related mortgage management services and primary and commercial services.

        In January 2011, we acquired a company based in Beijing with a license to offer consumer loans with property collateral through a series of contractual arrangements with the VIEs. The total consideration for the transaction was RMB5.0 million. See notes 25 and 27 to our consolidated financial statements incorporated elsewhere to this annual report for further information.

        Our rapid growth is supported by our information systems and training programs. Our information systems provide real-time and in-depth management and sales information, support our network of sales offices, and drive our marketing efforts. We strongly believe in training members of our management team, who are generally required to complete quarterly training courses. Additionally, all of our new sales professionals are required to complete training courses that we conduct in-house, and are also required to complete monthly refresher or new skills courses.

        We have experienced substantial growth since we began operations in 2000. Our net revenues amounted to RMB273.4 million in 2008, RMB651.7 million in 2009 and RMB530.8 million (US$80.4 million) in 2010. We intend to continue to expand our operations, which will continue to place substantial demands on our managerial, operational, financial, technological and other resources. Our planned expansion will also place significant demands on us to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets.

Our Nationwide Network

        We operate the largest network of real estate sales offices in China under the CENTURY 21® brand. As of December 31, 2010, our CENTURY 21® China network covered 32 major cities with more than 1,500 sales offices, employed 20,857 sales professionals and staff and maintained approximately 6.7 million property listings.

        The map below shows the cities covered by the CENTURY 21® franchise network as of the date of this annual report:

* Cities covered by our company-owned entities.

•  Cities covered by other regional sub-franchisors (We terminated our franchise agreements with our regional sub-franchisors in Chongqing, Harbin, Shenyang and Weifang based on standard performance assessments.)

        The table below sets forth a summary of the number of sales offices, sales professionals and staff and property listings in our CENTURY 21® franchise network, as of December 31, 2010:

	Sales Offices	Sales Professionals and Staff	Property Listings
Beijing	319	5,071	1,447,972
Shanghai	310	4,556	1,595,728
Shenzhen	86	1,049	359,363
Chengdu	78	1,343	258,159
Tianjing	67	1,048	454,026
Ningbo	67	400	752,927
Hangzhou	57	860	173,383
Others	554	6,530	1,663,514

Total	1,538	20,857	6,705,072

Our Services

        We operate under four different, but closely related, business lines: (i) company-owned brokerage services, (ii) mortgage management services, (iii) franchise services and (iv) primary and commercial services. We have deployed a unique business model that has allowed us to rapidly scale our company-owned operations by leveraging the in-depth market knowledge and human capital developed from our franchise network. We recently participated in our first real estate investment fund totaling RMB181.1 million with an investment of RMB6.5 million as a limited partner. The fund provides low loan-to-value bridge loans to select real estate developers. We also act as a general partner with a 65.0% equity interest in the partnership managing this real estate fund.

Company-owned Brokerage Services

        Through our company-owned brokerage services business, we participate in sales and leasing transactions primarily with respect to middle to high grade residential properties in the secondary real estate market. Our services include property listing, advisory services and transaction negotiation and documentation. When we assist the seller in a real estate transaction, our sales professionals assist the seller in pricing the property and preparing it for sale, advertising the property (including on websites), introducing and promoting the property to prospective buyers, and assist the seller in sale negotiations.

        When we assist the buyer in a real estate transaction, our sales professionals generally help the buyer locate specific properties that meet the buyer's personal and financial specifications, show properties to the buyer, assist the buyer in negotiating transaction terms and executing the transaction. We also promote our mortgage management services to our customers to provide the increased convenience of one-stop real estate brokerage services. We also participate in real estate sales and leasing transactions with respect to properties in the primary and commercial real estate markets. As of December 31, 2010, we directly owned 621 CENTURY 21® sales offices, including 32 new offices under renovation strategically located in Beijing, Shanghai, Shenzhen and Chengdu cities in China with among the highest number of secondary market real estate transactions per year. We primarily focus on China's fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary real estate development market, especially in more economically prosperous cities. As of December 31, 2010, we had 9,017 sales professionals and staff in our company-owned sales offices. In 2009 and 2010, such offices were involved in 17,925 and 13,054 sale and purchase transactions, respectively, and net revenues from our company-owned brokerage services business represented approximately 90.6% and 90.9% of our total net revenues, respectively.

        The table below sets forth the number of our company-owned sales offices and sales professionals and staff in each city as of December 31, 2010:

	Company-owned Sales Offices		Sales Professionals and Staff
Beijing	265	*	3,915
Shanghai	268	*	4,003
Shenzhen	86		1,049
Chengdu	2		50

Total	621		9,017

*
Includes 16 in Beijing and 16 in Shanghai which were under renovation.

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

        We operate our company-owned brokerage services business under the CENTURY 21® franchise network. Each of our company-owned sales offices enters into a franchise agreement with one of our two wholly owned regional sub-franchisors. Under this arrangement, our company-owned sales offices are required to pay intra-group royalties to our regional sub-franchisors who, in turn, pay royalties to us. See "Item 4. Information on the Company—B. Business Overview—Our Services—Franchise Services" for more information on our CENTURY 21® franchise network and operations.

Mortgage Management Services

        We began operating our independent mortgage management services as a separate segment in 2008 in Beijing and Shanghai, under the independent brand of Kaisheng. Our mortgage management services include comprehensive advisory services in connection with the selection and procurement of mortgage products offered by commercial banks. Our experienced mortgage consultants promote and introduce various mortgage products, and advise home buyers or home owners in the selection of the appropriate mortgage product based on each mortgagor's individual needs. We also have a call center in Beijing and Shanghai to promote our mortgage management services business directly to our customers.

        As an important aspect of the one-stop real estate brokerage services available within the CENTURY 21® franchise network, our mortgage management services can be accessed at our closing centers, providing a convenient, one-stop option to home buyers and home owners as well as a prime platform for commercial banks to offer their products and services. In 2010, a majority of the transactions utilizing mortgage services that are handled by our company-owned sales offices made use of our mortgage management services. We also provide mortgage management services to customers outside of our CENTURY 21® China network.

        For our mortgage management services, we primarily generate commissions from the commercial banks whose mortgage products we promote. As of December 31, 2010, we had established advisory relationships with approximately 15 commercial banks, such as Bank of China and Industrial and Commercial Bank of China. In some cases, we provide mortgage management services to property owners who need mortgages on their existing properties to obtain consumer loans for acquisition of additional properties and charge commissions based on our services. We provided services for home mortgages with an aggregate loan amount of approximately RMB 6.0 billion and RMB3.7 billion in 2009 and 2010, respectively. Based on the secondary residential property transaction volumes in Beijing and Shanghai, we estimate that we provided mortgage management services for 6.8% and 4.5% of the home mortgages in Beijing and Shanghai, respectively for 2009 and provided mortgage management services for 6.3% and 4.7% of the home mortgages in Beijing and Shanghai, respectively for 2010.

        During the 2008, 2009 and 2010, as was customary in the mortgage management industry in Beijing, we provided interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which typically takes one to six months.

        If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, we may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank exceeding the payment already made by the buyer and the amount recoverable from the property.

        Under the PRC rules, the maximum financed portion of the purchase price of a property is 80%, which helps reduce our risk exposure. To further mitigate our risk exposure, we usually conduct certain background and credit checks on property buyers and reject less credit-worthy mortgage applications

        As of December 31, 2009 and 2010, the contingent guarantee obligations of our company with respect to the provision of interim guarantees were RMB718.7 million and RMB0.9 million, respectively. As of December 31, 2010, we had not been required to pay any amounts with respect to our interim guarantee services since we commenced this business. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry in Beijing, we no longer provide interim guarantees to our mortgage management service customers.

Franchise Services

        Our franchise network consists of three levels of franchise rights. First, through IFM Co., our wholly owned subsidiary, we are the exclusive franchisor for the CENTURY 21® brand in China. IFM Co. in turn grants the right to franchise the CENTURY 21® brand within specific geographical regions to sub-franchisors whom we refer to as regional sub-franchisors. The geographical scope of a regional sub-franchisor is generally limited to a particular city, although a few have rights to multiple cities. We own certain of the regional sub-franchisors.

        The regional sub-franchisors then either open their own sales offices or grant to independent operators the right to open sales offices within the sub-franchisor's region. The sales offices owned by us are referred to as company-owned sales offices while those owned by third parties are referred to as franchised sales offices or franchisees. As part of our strategy of expanding our network and CENTURY 21® brand recognition, in addition to owning and operating our company-owned sales offices, we seek to increase the number of franchisees.

        As of December 31, 2010, we had 28 regional sub-franchisors with established franchise networks in 32 cities in China with a total of 917 franchised sales offices employing 11,840 sales professionals and staff. The table below sets forth the number of the franchised sales offices in our CENTURY 21® franchise network, as of December 31, 2010:

	Franchise Sales Offices	Sales Professionals and Staff
Chengdu*	76	1,293
Tianjin	67	1,048
Ningbo	67	400
Hangzhou	57	860
Wuhan	57	506
Jinan	56	754
Qingdao	55	699
Beijing*	54	1,156
Zhengzhou	47	609
Shijiazhuang	46	1,006
Shanghai*	42	553
Guiyang	41	291
Others*	252	2,665

Total	917	11,840

*
We wholly own the regional sub-franchisors for Beijing, Shanghai, Shenzhen and Chengdu. We also own 10% of the equity of regional sub-franchisors in Shaanxi Lide Industry Investments Co., Ltd.

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

        In addition to generating revenues from our regional sub-franchisors, we leverage the geographic breadth and local market expertise of our CENTURY 21® franchise network to increase our brand recognition and market share as well as to accumulate market information and local expertise in the geographic regions where we see the business potential for future expansion of our company-owned brokerage services.

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

        As part of our ongoing monitoring and supervision of a regional sub-franchisor's performance, we generally require our regional sub-franchisor to (1) comply with a uniform franchise policy and procedure adopted for the region, (2) use our standardized franchise agreement with the franchisees within the region, (3) meet certain performance criteria, including the development of a certain number of franchised sales offices, (4) abstain from engaging in any other real estate brokerage business similar to ours or investing in any franchised sales offices, or other real estate brokerage, consulting or valuation businesses, unless otherwise agreed by us and (5) obtain our consent prior to any transfer of more than 5% of its equity interest. We also have the right to terminate the regional sub-franchise agreement in the event that the regional sub-franchisor materially breaches its obligations under the agreement.

Primary and Commercial Services

        We established dedicated teams form the primary and commercial real estate markets in 2009. Our primary and commercial services business consists of two business units, one that provides agency services to primary residential real estate developers and one that provides planning, consulting and brokerage services to commercial property developers. In 2010, we launched our primary and commercial services business. We generate revenue from our primary services by earning sales commissions from primary residential property developer clients, and we generate revenue from our commercial services by collecting service fees for consultancy services provided to commercial property developers. In the fourth quarter of 2010, we generated revenues from the sales of 45,000 square meters of primary projects and since then we have expanded our pipeline to 1.29 million square meters of gross floor area, or GFA, with 340,000 square meters available for sale during 2011.

        In order to further strengthen our primary agency initiative, in March 2011, we entered into an agreement to acquire a majority stake in SG International, the parent company of an agency based in Beijing focusing on primary commercial projects sales. We expect to complete the acquisition in the near term. As of May 2011, SG International had a total pipeline of approximately 2.5 million square meters GFA, of which 270,000 were available for sale for 2011.

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

  •
  Listing and customer information.  Listing and customer information is uploaded or updated to our SIS on a real-time basis through terminals available to individual sales professionals in our franchise network, whether through our company-owned brokerage sales offices or franchised sales offices. Information updating is one of the key functions performed by the sales professionals in our franchise network. The management team of each sales office actively reviews the accuracy of the listing information, and supervises the sales professionals in obtaining updates in connection with individual listings in our SIS on a real-time basis. As such, when providing services to customers, the sales professionals are able to use the information exchange and analytical modules to retrieve the most up-to-date information available at their respective levels of information access authority. As of December 31, 2010, we had approximately 6.7 million property listings in our system. We encourage information sharing and cooperation among sales offices or sales professionals. As a result, in 2010, a substantial majority of successful brokerage transactions completed by our company-owned sales offices in Beijing and Shanghai involved more than one sales professional.

  •
  Management support.  Our SIS is also designed to allow our management teams to supervise and manage our operations. The comprehensive analytical tools and multi-dimensional supervising modules available in our SIS have become an important part of our strategic decision-making process. As financial and operational data and reports are periodically prepared and presented on a real-time basis, we can swiftly capture significant market and operational trends, or any abnormal occurrence. Our SIS also provides information security supervision services.

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

  •
  Human Resource and Commission Information System.  Our HCIS is our core human resource and commission management platform. It monitors performance and manages sales professional commissions, a key component of the compensation structure for our sales professionals based on individual performance. Through information exchange with our SIS, our HCIS allows us to accurately track the performance of each sales professional and credit commissions based on information relating to such sales professional's performance and contribution in particular brokerage transactions. Apart from commission management, our HCIS provides services relating to human resources, such as employee management, organization structure and transaction tracing.

Marketing and Brand Promotion

        Marketing and brand promotion is an important part of building our CENTURY 21® franchise network in China. We primarily finance our marketing campaigns and activities for brand promotion through our National Advertising Fund (NAF) to which all regional sub-franchisors and franchisees within the CENTURY 21® franchise network in China make monthly contributions. The contributions made to our NAF, net of amounts retained for regional promotion as discussed below, amounted to RMB10.6 million, RMB8.2 million and RMB8.2 million in 2008, 2009 and 2010, respectively. Our marketing committee, which consists of key management members in charge of marketing from each of our regional franchise networks, is responsible for directing and supervising the use of the fund. We receive a 15% management fee for our administration of the fund. To promote the CENTURY 21® brand in regional markets, each regional sub-franchisor retains 30% of its annual contribution to maintain an advertising fund for brand promotion in the local market. We have the policy to apply all contributions to our NAF each year to the marketing campaigns and activities for brand promotion during the relevant year. For major marketing campaigns we hire external marketing professionals to assist our in-house marketing team.

        We have adopted an integrated approach to promote the CENTURY 21® brand:

  •
  Internet, newspapers and publications.  We have advertising cooperation arrangements with many Chinese national and regional consumer media outlets, including major newspapers, publications such as China Securities Journal, Beijing Evening News, Beijing Youth Daily and major internet real estate portals such as SouFun.com.

  •
  Conferences and exhibitions.  We organize an annual CENTURY 21® China Convention, during which we invite all of the sales professionals in the CENTURY 21® China network as well as major market players in the real estate industry. During the convention, we present awards to top-performing sales professionals in recognition of their achievements during the year. We also actively participate in other real estate conferences, exhibitions and trade shows.

  •
  Airplane advertising.  We promote the CENTURY 21® brand through our in-flight videos on Air China and Shanghai Airlines.

        In addition to our brand building efforts, each sales office may choose to spend certain amounts on marketing property listings through the internet. Through our cooperation arrangement with major internet real estate portals such as SouFun.com, each sales office may promote property listings to advance potential customers' direct access to such listings and responsible sales professionals. Our sales offices have generated significant traffic through our internet advertising efforts.

Competition

        Company-owned Brokerage Services    The real estate brokerage industry is highly competitive in China, particularly in the metropolitan areas in which our company-owned brokerage services businesses operate, such as Beijing, Shanghai, Shenzhen and Chengdu. In addition, the industry has low capital commitment requirements for small operations, lowering the barriers to entry for new participants, especially participants pursuing alternative methods of marketing real estate, such as internet-based listing services. However, significant capital commitments would be required to compete on a regional or national basis. Companies compete for brokerage business primarily on the basis of the services offered, reputation and brand recognition, personal contacts, local expertise and brokerage commission rates. We primarily compete with Centaline (China) Property Consultants Limited in the Beijing, Shanghai, Shenzhen and Chengdu markets for secondary market real estate brokerage business. We also compete with regional competitors in each of the regions where we own and operate sales offices.

        Mortgage Management Services    Our mortgage management services business covers the Beijing, Shanghai, Shenzhen and Chengdu regions in contrast to our competitors who typically cover a single region. We compete with in-house mortgage management teams of our competitors in the brokerage businesses and in some regions specific competitors including Beijing Houze Investment and Guarantee Company Limited in Beijing and Shanghai Haoyonghang Investment Management Company Limited in Shanghai.

        Franchise Services    We compete primarily with regional and local real estate brokerage brand franchisors. In addition, other international real estate brand franchisors, such as Coldwell Banker, have entered or plan to enter into the China market. A real estate broker may choose to affiliate with a regional chain or choose not to affiliate with a franchisor but to remain independent. We believe that competition for the sale of franchises in the real estate brokerage industry is based principally upon the perceived value and quality of the brand, the types of services offered to franchisees, the availability of financing, and the fees the franchisees must pay.

        Primary and Commercial Services    The major players in the PRC primary services market include E-House (China) Holdings Limited, World Union Properties Consulting Co., Limited and Syswin Inc and the major players in the PRC commercial services market include CB Richard Ellis and Jones Lang Lasalle. These companies entered into the primary and commercial services market earlier than us. We intend to leverage on our existing service network to differentiate us from the other market players and build our primary and commercial services business by adopting different promotion and sales strategies.

        The ability of our real estate brokerage franchisees to compete is important to our prospects for growth. The ability of an individual franchisee to compete may be affected by the quality of its sales professionals, the location of its office, the services provided to its sales professionals, the number of competing offices in the vicinity, its affiliation with a recognized brand name, community reputation, brokerage commission rate and other factors. A franchisee's success may also be affected by general, regional and local economic conditions.

Intellectual Property

        The CENTURY 21® brand name, including related intellectual property, which we are authorized to use under our master sub-franchise agreement with Realogy, contributes to our competitive advantage in the real estate services market. We also rely on our Sales Information System and Human Resource and Commission Information System, each of which is copyright protected, and our training system that combines our training programs and our E-learning system to manage our business operations. See "Item 4. Information on the Company—B. Business Overview—Our Information Systems." Since commencement of our operations, our company-owned brokerage and franchise services businesses have significantly relied on the CENTURY 21® brand name, our proprietary information systems and our training system. To protect our intellectual property, we rely on a combination of trade secrets and copyright laws in China as well as imposing procedural and contractual confidentiality on our sales professionals and staff, contractors and others. The built-in security functions and access authorization mechanisms in our franchise systems also help protect our confidential information.

        We offer our mortgage management services under the trade name of Kaisheng in Beijing and Shanghai. We are in the process of registering our trademark for our mortgage management services in China.

Compliance and Legal Proceedings

        Our operations in China are regulated by the Ministry of Commerce, the State Administration of Foreign Exchange, the Ministry of Housing and Urban-Rural Development, the Ministry of Land and Resources, the State Administration for Industry and Commerce and their respective local counterparts. See "Item 4. Information on the Company—B. Business Overview—Regulations" for further details on the regulations promulgated by such bodies. Historically, we have not incurred any material costs in complying with these regulations.

        We are subject to various legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We have occasionally, and in each case, successfully, resorted to litigation against certain of our regional sub-franchisors with whom we have terminated our sub-franchise relationship for the sub-franchisor's material breach of the regional sub-franchise agreement. In addition, we have successfully litigated against third parties who have infringed upon the CENTURY 21® trademark. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations.

Our Relationship with Realogy

        In March 2000, IFM Company Limited, or IFM Co. entered into an international master sub-franchise agreement with Cendant Global Services B.V., a subsidiary of Cendant Corporation, the entity from which Realogy was spun off in 2006. Cendant Global Services B.V. assigned its rights under the master sub-franchise agreement to a subsidiary of Realogy which, in turn, assigned such rights to Realogy. IFM Co. became the exclusive franchisor of the CENTURY 21® brand and system in China for a term of 25 years, extendable at IFM Co.'s election for additional terms of 25 years upon payment of renewal fees of US$4.5 million for each renewal, to be adjusted for inflation or deflation. Under the agreement, IFM Co. is authorized to establish, operate and promote the CENTURY 21® network in China by using and sublicensing the CENTURY 21® brand and system owned by Realogy, which includes: (i) the trade names, trademarks, service marks, slogans, logos or other indicia relating to the CENTURY 21® franchise network; and (ii) the standard franchise agreement, sales tools and brochures, real estate products, programs, services and franchise/sub-franchise plans. Pursuant to our restructuring in 2005, our company was incorporated in the Cayman Islands and IFM Co. became our wholly owned subsidiary.

        Under the master sub-franchise agreement, we are required to comply with certain franchise policies adopted by Realogy, as amended from time to time. The master sub-franchise agreement sets out certain terms pursuant to which we are required to operate our franchise services business, including the form of regional sub-franchise agreements to be entered into with regional sub-franchisors and the service fees payable to Realogy. The master sub-franchise agreement also provides that Realogy must approve and has a right of first refusal with respect to any sale or transfer of more than 25% of our equity interest, or any series of transactions resulting in sales or transfer of more than 49% of our equity interest. Realogy approved our initial public offering and waived any right of first refusal it may have with respect to our initial public offering. In addition, Realogy agreed not to, during the term of the agreement, license any other parties to sublicense to any other parties the CENTURY 21® brand and system to operate real estate brokerages in China.

        Upon entering into the master sub-franchise agreement, we paid Realogy an initial franchise fee. Apart from the initial franchise fee, we are required to pay certain ongoing service fees to Realogy, based on revenues generated from initial franchise fees and ongoing service fees collected from our regional sub-franchisors or direct franchisees. The master sub-franchise agreement also includes a minimum annual fee requirement, and to the extent that the service fees payable within a certain year are lower than such minimum amount, we are required to make additional payment to reach the minimum fee requirement. In the years ended December 31, 2008, 2009 and 2010, the service fees which were paid or to be paid to Realogy amounted to RMB10.5 million, RMB5.5 million and RMB3.9 million, respectively.

        Either party has the right to terminate the master sub-franchise agreement if the other party materially breaches the master sub-franchise agreement. Additionally, Realogy has the right to terminate the master sub-franchise agreement in the event that (1) we assign our rights and obligations without Realogy's approval, (2) we fail to honor Realogy's right of first refusal in connection with the assignment, or (3) we become insolvent. Within two years after the master sub-franchise agreement terminates or expires, we may not engage in the real estate brokerage franchise business, subject to certain exceptions. See "Item 3. Key Information—D. Risk Factors—We do not own the CENTURY 21® brand and our right to use the CENTURY 21® brand is subject to risks and limitations" for further discussion of the risks associated with this agreement and our reliance thereon.

        On June 30, 2002, IFM Co. entered into a cooperation agreement with Beijing International Franchise Management Company Limited, or IFM Beijing, an entity controlled by our founders, Mr. Donald Zhang and Mr. Harry Lu. IFM Beijing then became the exclusive agent of IFM Co. to sub-franchise the CENTURY 21® brand and system in China on behalf of IFM Co. IFM Beijing is obliged to pay Realogy the service fees payable by IFM Co. under the master sub-franchise agreement. We became the controlling shareholder of IFM Beijing in October 2006.

        On February 21, 2008, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 6,113,670 Series B preferred shares to Realogy for approximately RMB16.2 million, which were then converted to 5,337,647 Class A ordinary shares upon our initial public offering.

Regulations

        The real estate market and our operations in China are regulated by the Ministry of Commerce, the SAFE, the Ministry of Housing and Urban-Rural Development (formerly known as the Ministry of Construction), or the MOHURD, the Ministry of Land and Resources, or the MLR, the State Administration for Industry and Commerce, or the SAIC, China Banking Regulatory Commission, or the CBRC, Beijing Municipal Bureau of Financial Work, and their respective authorized local counterparts.

Regulations on Real Estate Market

        Under the laws of the PRC, land is owned either by the state or by rural collective organizations. Generally, the land use rights for real estate development purposes must be granted by the local counterparts of the MLR. The government can therefore control the volume of land granted for real estate development each year. The construction of real estate shall also abide by the planning of the local counterparts of the MOHURD. The government policies regulating, among others, (i) the monetary supply and credit markets issued by the People's Bank of China; (ii) the real estate developer qualification issued by the MOHURD; and (iii) taxes applicable to real estate transaction issued by the State Tax Bureau will have a material effect on the real estate market and our business.

Regulations on Real Estate Service Industry

        The principal regulations governing the real estate service industry in China include the Law on the Administration of the Urban Real Estate, as amended in August 2007, the Real Estate Brokerage Administration Measures issued by the MOHURD, the National Development and Reform Commission, or NDRC, and the Ministry of Human Resources and Social Security on January 20, 2011, which became effective on April 1, 2011.

Real Estate Service Companies

        In accordance with the Law on the Administration of the Urban Real Estate and the Real Estate Brokerage Administration Measures, real estate services refer to services of real estate consultation, appraisal and brokerage. A real estate service company is required to meet certain financial and personnel requirements and register with the SAIC or its local counterpart. To be qualified to engage in real estate services, a company is required to file with the local real estate regulatory authority within thirty days following the issuance of its business license by the SAIC or its local counterparts. It must also keep proper records and comply with prescribed procedures in delivering its services.

        Pursuant to the Real Estate Brokerage Administration Measures, a real estate brokerage company must have a certain number of real estate brokers and real estate broker assistants. Local authorities in Beijing, Shanghai, Shenzhen and Chengdu have specific requirements on employing such brokers.

        On December 29, 2006, the MOHURD and the People's Bank of China jointly issued a circular to further strengthen the regulation of the real estate services industry. According to such circular, a real estate brokerage company cannot display information on properties or customers until the execution of a brokerage contract with the relevant clients. Furthermore, a real estate brokerage company is forbidden to display any false or unverified information. The real estate brokerage company and its brokers shall not conceal transaction price and other transaction information from the transacting parties. Such entities are also prohibited from obtaining any gains by purchasing or renting a property at a lower price and then selling or leasing such property at a higher price. The real estate brokerage company is also required to establish a separate account for transaction settlement.

Real Estate Service Brokers

        In accordance with the Real Estate Brokerage Administration Measures, the PRC government implemented the occupational qualification system for real estate broker personnel.

        Pursuant to the Interim Regulations on Professional Qualification for Real Estate Brokerage Professionals and the Implementation Rules on the Examinations of Real Estate Brokerage Professional Qualification issued by the Ministry of Human Resources and Social Security (formerly known as the Ministry of Human Resources) and the MOHURD on December 18, 2001 and relevant circulars, real estate brokerage professionals include real estate brokers and assistant real estate brokers. To practice as a qualified real estate broker, an individual must pass an exam and obtain a qualification certificate for real estate brokers, and register with the China National Institute of Real Estate Appraisers and Brokers to obtain the real estate broker license. After obtaining a real estate brokerage license, an individual can act as broker, but may only provide brokerage services in the name of the real estate brokerage company for which he works. Each broker can only serve one real estate service company at a time.

        In accordance with the Brokers Administration Measures issued by the SAIC in August 2004, the local offices of the SAIC are the administrative bodies responsible for brokers, including their registration and supervision. Within twenty days after a brokerage company employs or dismisses an individual broker, it must file the individual broker's information and the related employment contracts with the local offices of SAIC. In addition, no brokerage or broker can engage in any activities beyond the permitted business scope or against a client's interests. In cases of non-compliance, the local offices of the SAIC can issue warnings or impose fines up to RMB30,000.

Real Estate Service Charges

        According to the Circular on Real Estate Service Charges promulgated by the National Development and Reform Commission (formerly known as the State Planning Commission) and the MOHURD on July 7, 1995, a real estate service company must display its service charges, or commissions. Commissions for the sale of real properties should range between 0.5% and 2.5% of the transaction price. For exclusive brokerage services, commissions can be raised to up to 3% of the transaction price. However, the Circular on Real Estate Service Charges only sets a standard for reference with respect to real estate consulting services. Real estate consulting services providers may negotiate and determine their commission rates with clients.

        In Beijing, government authorities have issued guidance for commission rates for consulting services that a real estate service company may not exceed. Moreover, the maximum commission rate for exclusive brokerage services has been lowered to 2.8% by the Beijing Price Bureau and the Beijing House and Land Resources Administration Bureau. For property leasing brokerage services, the commission rate may range from 50% to 100% of the underlying properties' contracted monthly rent.

        In Shanghai, pursuant to the Circular on Brokerage Services Charges for Sales and Rental of Residential Properties jointly issued by the Shanghai Price Bureau and the Shanghai House and Land Resources Administration Bureau on August 28, 2003, our PRC real estate brokerage subsidiaries located in Shanghai shall charge clients in accordance with the guidance commission rate. The maximum guidance commission rate for real estate brokerage services is 2% of the purchase price recorded with the real estate trading center. The maximum commission rate for property leasing brokerage services is 70% of the underlying properties' contracted monthly rent. The guidance commission rate for investigation of property title and conditions, industry and market research, assisting the seller and the purchaser to conclude a property purchase contract and handling the registration of title assignment is 2% of the purchase price recorded with the real estate trading center. The maximum commission rate for rental services is 70% of the monthly rent.

        In Shenzhen, the guidance commission rate for real estate brokerage services is 3% of the transaction price. A real estate brokerage company may not charge its client a commission rate exceeding 120% of this guidance commission rate.

Regulations on Franchise Business

        To regulate the franchise industry, the Ministry of Commerce issued the Administration Regulations on Commercial Franchise on February 6, 2007, the Administration Rules on Filing of Commercial Franchise on April 30, 2007 and the Notice Concerning Authorizing Provincial Commerce Authorities to Conduct Filings of Commercial Franchise in April 2009. Pursuant to these regulations, a franchisor must be an enterprise with at least two self-operated stores and have been in operation for at least one year. The franchisor should have a mature operating model and the ability to provide operating guidance, technology support and business training to franchisees. The franchisor is required to enter into a written franchise agreement with each of its franchisees, under which the franchisees have the right to terminate this agreement after a designated period. With the exception of renewed franchise agreements, the term of a franchise agreement must be no less than three years, unless otherwise agreed to by the franchisee.

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

        Any changes in the recorded information of the franchisor should also be filed with the relevant commerce authority within thirty days following the occurrence of these changes. For a franchisor failing to file in accordance with these regulations, the relevant commerce authority may order it to comply within a designated time frame and impose a fine ranging from RMB10,000 to RMB50,000. If the franchisor fails to comply as ordered, the relevant commerce authority may impose another fine ranging from RMB50,000 to RMB100,000 and publicly announce the franchisor's violation.

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

Regulations on Mortgage Credit Company

        The Measures for the Administration of Mortgage Credit ("Mortgage Credit Measures") were jointly issued by the MOFCOM and the Ministry of Public Security, on February 9, 2005 and came into effect on April 1, 2005. According to the Mortgage Credit Measures, competent commercial authorities shall implement supervision and administration over the mortgage credit industry, and public security bureau shall carry out security administration over the mortgage credit industry. Any mortgage credit company shall obtain mortgage credit operations business license and special industry license as well as other requisite licenses for its operations.

        Approval from the competent governmental authority at the provincial level is generally required if a mortgage credit company intends to change its entity name or registered capital (except where the registered capital amounts to over RMB50 million after the intended change) or legal representative, or relocate its domicile to another place within the same city or transfer shares. The competent commercial department at the provincial level shall report to MOFCOM for record-filing within twenty days after issuing the approval. The MOFCOM shall collectively issue new license for mortgage credit business to mortgage credit companies that have undergone changes in June and December each year. Where a mortgage credit company intends to divide, merge or consolidate, move its domicile to another city, transfer accumulatively over 50% of its shares to any party other than the existing shareholders, or where the registered capital thereof amounts to over RMB50 million after the intended change, the mortgage credit company shall, with consent of the competent commercial department at the provincial level, obtain approval from the MOFCOM.

Regulation on Entrusted Loan

        The General Rules on Credit (the "General Rules") were promulgated by the People's Bank of China on June 28, 1996 and came into effect on August 1, 1996. The General Rules define a "loan provider" as a PRC owned financial institution established in the PRC that engages in the provision of interest bearing loans. One type of loan defined in and regulated in accordance with the General Rules is the entrusted loan. Entrusted loans are arrangements whereby the capital for a loan is supplied by a government department, an enterprise or a natural person (the "capital provider") and entrusted to a financial institution as the loan provider. Entrusted loans are made by the loan provider to a specified borrower for a particular purpose and in an amount, for a term and at an interest rate determined by the capital provider. The term "specified borrower" describes the party specified by the capital provider as the person who will receive the amount of an entrusted loan (the "loan recipient"). The General Rules do not contain any restriction or prohibition on the provision of entrusted loans to specified borrowers who are related parties to the capital provider. While the loan provider exercises supervision over and receives repayment from the loan recipient, the loan provider does not assume any risk of default in repayment by the loan recipient. In accordance with the General Rules and the relevant judicial interpretation from the Supreme People's Court of the PRC, in an entrusted loan arrangement, the relationship between the loan provider and the capital provider is that of trustee and trustor; and the relationship between the loan provider and the loan recipient is that of lender and borrower. No creditor/debtor relationship exists between the capital provider and the loan recipient. The General Rules require that loan providers must be authorized by and have been granted a financial institution licence or a financial institution operation licence from the People's Bank of China; and must have registered with the SAIC. The General Rules further stipulate that enterprises which are not authorized and registered as loan providers must not breach the laws of the PRC by engaging in intercompany loan transactions or the provision of loans through unauthorized means. An intercompany loan is a loan provided directly from one company to another where the loan provider is not authorized and registered as loan provider.

Regulations on Trademarks

        The PRC Trademark Law, enacted by the National Congress on August 23, 1982, as amended, and the Implementation Rules of the PRC Trademark Law issued by the State Council on March 10, 1983, as amended, protect the title holders of registered trademarks and grant a renewable term of ten years to a trademark registered in the PRC. The Trademark Office under the SAIC handles trademark registrations and the filing of registered trademark licenses. Pursuant to the Regulations on Filing of Trademark License Contracts, promulgated on August 1, 1997, trademark license contracts are required to be filed with the Trademark Office within three months after executing such license contacts. However, unless otherwise provided in a trademark license contract, failure to complete the filing procedure will not affect the validity of this trademark license contract in accordance with the Interpretation Concerning Several Issues on Application of Laws in Handling Trademark Civil Dispute Cases issued by the Supreme People's Court on October 12, 2002.

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

        The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Regulations, as amended in 2008. Under these regulations, the Renminbi may be converted for current account items, including the distribution of dividends, interest and royalties payments, trade and service-related foreign exchange transactions. Conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, however, is still subject to the SAFE's approval.

Dividend Distribution

        Under the relevant regulations, a foreign investment enterprise, or an FIE, in China may pay dividends only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, it is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of its registered capital. These reserves are not distributable as cash dividends. Our PRC subsidiaries which are FIEs are restricted from distributing any dividends to us until they have met the requirements set out in these regulations.

        Pursuant to the CIT Law of the PRC and its implementation rules, which became effective on January 1, 2008, dividends payable by an FIE to its foreign investors will be subject to a 10% withholding tax, unless the foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands and the British Virgin Islands, where two of our offshore holding corporations are incorporated, do not have a tax treaty with China. In accordance with the Arrangement between the Mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, any dividends from one of our PRC subsidiaries, Shenzhen CIR, paid to City Integrated Residential Services (China) Limited, its direct shareholder established in Hong Kong, may be subject to a withholding tax of the enterprise income tax at the rate of 5%, provided that City Integrated Residential Services (China) Limited holds at least 25% of the equity interest of Shenzhen CIR.

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

Foreign Shareholder's Loan

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

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

        On October 21, 2005, SAFE issued the "State Administration of Foreign Exchange's Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-trip Investment via Special Purpose Offshore Companies" (Hui Fa 2005 No. 75), or Notice No. 75, a public notice which became effective on November 1, 2005. Notice No. 75 requires PRC residents to register with the local SAFE branch before directly establishing or indirectly controlling any company referred to in the notice as a "special purpose offshore company" outside of the PRC for the purpose of capital financing with assets or equity interest in an onshore enterprise in the PRC, and to undergo registration procedures after completing an investment in or acquisition of any operating subsidiaries in the PRC via the special purpose offshore company, which we refer to herein as a "round-trip investment." In addition, any change of shareholding or any other material capital alteration in such special purpose offshore company not involving a round-trip investment, such as a change in share capital or merger and acquisition, must be filed or registered within 30 days from the date of change. The relevant SAFE regulations apply retrospectively to registration of direct or indirect investments made by PRC residents in special purpose offshore companies before Notice No. 75 came into effect.

        On May 29, 2007, SAFE promulgated the "Operational Rules for the State Administration of Foreign Exchange's Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-trip Investment via Special Purpose Offshore Companies" (Hui Zong Fa 2007 No. 106), or Notice No. 106, which clarifies the implementation and application of Notice No. 75 and specifies the procedures of SAFE registrations. In accordance with Notice No. 106, the provisions in Notice No. 75 on SAFE registration of direct establishment of the special purpose offshore companies also applies to the round-trip investment by PRC residents who hold a minority equity interest without controlling the special purpose offshore companies.

        In the event that a PRC resident with a direct or indirect stake in a special purpose offshore company fails to make the required SAFE registration, the PRC subsidiaries of such special purpose offshore company may be prohibited from distributing their profits to their offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore parent's ability to contribute additional capital or provide loans, whether using the proceeds from the securities offering or otherwise, would be impaired. In addition, failure to comply with SAFE registration requirements as described above may also result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

        All proceeds obtained by a Chinese citizen from dividends acquired from the offshore listed company through employee stock holding plans or stock option plans, or sales of the offshore listed company's stock acquired through other methods, must be remitted back to China after relevant offshore expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the individuals' foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the Chinese bank. If stock options are exercised on a cashless basis, the Chinese individuals are required to remit the proceeds to the special foreign exchange account. We and our Chinese employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an offshore listed company. If we or our Chinese employees fail to comply with the Stock Option Rule, we and/or our Chinese employees may face sanctions imposed by foreign exchange authority or any other Chinese government authorities.

Regulations on Labor Contracts

        On June 29, 2007, the PRC National People's Congress enacted the PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008. The Implementation Regulation for the PRC Labor Contract Law, or the Implementation Regulation, was promulgated by the State Council and took effect on September 18, 2008. The Labor Contract Law formalizes, among others, workers' rights concerning overtime hours, pensions and layoffs, the execution, performance, modification and termination of labor contracts, the clauses of labor contracts and the role of trade unions. In particular, it provides for specific standards and procedures for entering into non-fixed-term labor contracts as some of our sales professionals and staff do. Either the employer or the applicable sales professional or staff is entitled to terminate the labor contract in circumstances as prescribed in the Labor Contract Law or if certain preconditions are fulfilled, and in certain cases, the employer is required to pay a statutory severance upon the termination of a labor contract pursuant to the standards provided by the Labor Contract Law.

C     ORGANIZATIONAL STRUCTURE

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

  •
  Chengdu Yichuan, incorporated on June 28, 2006, is the subsidiary that owns and operates our company-owned sales offices in Chengdu. We acquired Chengdu Yichuan from a third party to develop our company-owned brokerage services business in Chengdu in December 2010.

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

  •
  IFM CD, incorporated on September 4, 2003, is our regional sub-franchisor in Chengdu.

Mortgage Management Services

        We operate our mortgage management services business through the following subsidiaries:

  •
  MMC BJ, incorporated on August 13, 2007, was established to own and operate our mortgage management services in Beijing.

  •
  MMC SH, incorporated on April 8, 2008, was established to own and operate our mortgage management services in Shanghai.

  •
  MMC SZ, incorporated on March 10, 2010, was established to own and operate our mortgage management services in Shenzhen.

  •
  MMC CD, incorporated on March 4, 2004, was established to own and operate our mortgage management services in Chengdu.

Primary and Commercial Services

        We operate our primary and commercial service business through the following subsidiaries:

  •
  PRI, incorporated on October 20, 2009, was established to operate our primary residential properties market advisory services.

  •
  COM, incorporated on January 4, 2010, was established to operate commercial properties market advisory services.

D.    PROPERTY, PLANTS AND EQUIPMENT

        Our headquarters are located in Beijing, China, where we lease approximately 1,700 square meters of corporate office space. As of December 31, 2010, our company-owned sales offices in Beijing, Shanghai and Shenzhen occupied an aggregate of approximately 60,000 square meters of leased space. We consider our corporate office space adequate for our current operations, and we expect that we are able to find new office spaces at reasonable rental rates if we open new company-owned sales offices.

Item 4A.    UNRESOLVED STAFF COMMENTS

        None.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F.

A.    OPERATING RESULTS

Overview

        We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21® brand, one of the world's most recognized brands in the real estate industry. As of December 31, 2010, our CENTURY 21® China network covered 32 major cities with more than 1,500 sales offices, employed approximately 20,857 sales professionals and staff and maintained approximately 6.7 million property listings. We primarily focus on China's fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary market, especially in more economically prosperous cities.

        We have significant experience providing professional services in the real estate services industry, and have experienced substantial net revenues growth in recent years. We entered the real estate services market in 2000 as a pioneer of the franchise model in China and, from our base in Beijing, have grown our network of sales offices, including our company-owned sales offices and franchised sales offices, to 32 cities. In late 2006, we launched our company-owned brokerage services business. We subsequently launched our mortgage management services which we began managing as a separate segment in 2008. We are now a market leader in Beijing and Shanghai in both of these business lines.

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

        Net Revenues.    We generate revenues by providing company-owned brokerage services, mortgage management services, franchise services and primary and commercial services. Our net revenues are presented net of PRC business taxes, discounts and related surcharges. The following table sets forth the net revenues generated by each of our business lines, both as an amount and as a percentage of total net revenues for the years indicated:

	For the Years Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$(1)%
	(in thousands, except for percentages)
Net Revenues:
Company-owned brokerage services	206,076	75.4	590,222	90.6	482,371	73,087	90.9
Mortgage management services	10,650	3.9	32,926	5.1	24,381	3,694	4.6
Franchise services	56,633	20.7	28,223	4.3	17,011	2,577	3.2
Primary and commercial services	—	—	285	0.0	7,066	1,071	1.3
Non-allocated costs(2)	—	—	—	—	—	—	—
Total net revenues	273,359	100.0	651,656	100.0	530,829	80,429	100.0

(1)
Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.6000 to US$1.00, the noon buying rate for U.S. dollars in effect on December 30, 2010 as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States.

(2)
Non-allocated costs consist primarily of costs and expenses associated with our headquarters, including our IT department.

        Company-Owned Brokerage Services.    Our company-owned brokerage services accounted for 75.4%, 90.6% and 90.9% of net revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Net revenues from our company-owned brokerage services decreased from 2009 to 2010 primarily due to the decrease of sales and purchase transaction volumes. Net revenues from our company-owned brokerage services grew substantially in 2008 and 2009, after we made a strategic decision to expand our business into company-owned brokerage services in Shanghai and Beijing as these markets mature. We further expanded into Shenzhen in mid-2008 aiming to capture the growth potential in the secondary real estate market there. We expect that our company-owned brokerage services will continue to constitute the majority of our net revenues in future periods. Net revenue decreased in 2010, reflecting the sequential decrease of sales and purchase transaction volumes.

        We generate revenue in our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees, principally with respect to the middle to high grade residential properties in the secondary real estate market. Most of our agency contracts specify a commission rate expressed as a percentage of sales or monthly rental price of a particular property. Commissions are generally payable upon the signing of a real estate sales and purchase agreement or rental agreement, at which time we recognize revenues.

        Net revenues from our company-owned brokerage services are significantly affected by transaction volume, our commission rates and the average transaction value of the properties that we assist in selling, purchasing and leasing, as follows:

  •
  Transaction volume.  Transaction volumes are largely affected by general real estate market conditions in China and local market conditions, our brand recognition, our network of company-owned sales offices and sales professionals, our ability to market and sell our services to a substantial number of purchasers, sellers and lessors of properties, our ability to obtain information on potential sales or rental leads, and the quality of our services. We have grown transaction volumes by increasing the number of company-owned sales offices and by increasing the productivity per existing sales office as measured by average monthly net revenues per operating sales office. We seek to drive our revenues in future years by maximizing the productivity per existing sales office as we expand our network of company-owned sales offices. We typically experience a ramp-up period after opening a sales office for it to achieve break-even profitability. The length of the ramp-up period depends on various factors, such as the location of each office, the number of competitors and the maturity level of the relevant local market. However, during 2010, we experienced significant decline in transaction volumes mainly as a result of government tightening policies.

  •
  Commission rates.  Our commission rates are regulated by the PRC and provincial governments, which set maximum rates that vary from city to city. Commissions range up to an aggregate 3% of transaction value for sales and purchases, and up to one month's rent in the case of rentals. The rates set by the PRC government have not changed significantly and therefore our commission rates have not changed materially during the three years ended December 31, 2010.

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

        Mortgage Management Services.    We began managing our mortgage management services as a separate segment in 2008. Our mortgage management services accounted for 3.9%, 5.1% and 4.6% of our net revenues for the year ended December 31, 2008, 2009 and 2010, respectively.

        We generate revenue in our mortgage management services primarily through our advisory services to home buyers and home owners and interim guarantee services to mortgage banks. These services principally consist of introducing home mortgage products made available by various commercial banks to home buyers and arranging property financing, valuation services and title transfers. From 2010, we have been diversifying our product and services offering such as home equity and entrusted loans to mitigate such decline. The percentage of revenue from advising consumers for home equity loans and fees earned from entrusted loans accounted for 35% of total mortgage service segment revenues in 2010.

        Revenues from our mortgage management services are significantly affected by transaction volume, commission rates and the average loan amount of the home mortgage or home equity loans sought by our customers. The number of persons seeking home mortgages in connection with the purchase of a property significantly impacts the number of applications for home mortgages for which we can advise or offer services. In this regard, we cross-sell our mortgage management services to clients of our company-owned sales offices. In 2009 and 2010, a substantial majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry in Beijing, we no longer provide interim guarantees to our mortgage management service customers.

        Franchise Services.    Our franchise services accounted for 20.7%, 4.3% and 3.2% of net revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

        We generate revenue in our franchise services primarily by granting regional franchise rights for the CENTURY 21® brand in China to regional sub-franchisors in various cities. The regional sub-franchisors, in turn, are authorized to grant individual sales office franchise rights to franchisees in their cities. In consideration for such rights, we collect from each regional sub-franchisor an initial franchise fee and ongoing service fees based on the higher of a percentage of the franchisees' gross income or a fixed monthly amount. Similarly, a regional sub-franchisor collects from its franchisees an initial franchise fee and ongoing service fees.

        Revenues from our franchise services are significantly affected by the number of new regional sub-franchisors, the number of new franchisees and ongoing service fees.

  •
  Number of new regional sub-franchisors.  Revenues from the initial franchise fees paid by new regional sub-franchisors upon joining the CENTURY 21® franchise have constituted the substantial majority of our revenue generated by our franchise services. The number of new regional sub-franchisors with whom we are able to enter into regional sub-franchisor agreements significantly impacts the initial franchise fees we generate in any particular period.

  •
  Number of new franchisees.  Similarly, the number of new franchisees with whom we or our regional sub-franchisors are able to enter into franchise agreements significantly impacts the amount of initial franchise fees the regional sub-franchisor receives and, correspondingly, the franchise fees we are able to generate in any particular period.

  •
  Ongoing service fees.  Ongoing service fees are based on the higher of a percentage of the franchisees' gross income or a fixed monthly amount. Regional sub-franchisors generally agree on these percentages or fixed amounts at the outset of the franchise relationship with a third party, but increases or decreases in the percentage amount or the fixed amount would significantly impact the amount of franchise fees that we are able to generate in any period.

        Primary and Commercial Services.    Our primary and commercial services accounted for 0.0% and 1.3% of net revenues for the years ended December 31, 2009 and 2010, respectively. We began to create teams dedicated to the primary and commercial real estate markets in 2009 and began managing our primary and commercial services as a separate segment in 2010. All segment data for all prior years presented have been restated to reflect the primary and commercial services as a separate segment.

        We generate revenue in our primary services primarily through sales commissions earned from developer clients. Our primary services mainly consist of marketing and sale of new properties for developer clients. We earn sales commissions based on terms negotiated with our developer clients, which vary from project to project. Each of our agency contracts specifies commission rates that are expressed as percentages of transaction value. We define the transaction value of any project as the aggregate of the sales proceeds of all property units we have sold for the project. For certain projects, we are able to negotiate additional commissions payable upon our achieving specified sales targets in terms of GFA or average selling price of properties sold.

        Revenues from our primary services are significantly affected by the following operating measures that are widely used in the primary services industry and appear throughout this annual report:

  •
  total GFA of the properties we sell;

  •
  total transaction value of the properties we sell; and

  •
  commission rates.

        We generate revenue in our commercial services primarily through service fees for project consultancy services and commission from selling or leasing these commercial properties. Revenues from our commercial services relate to the provision of planning, consulting and brokerage services to commercial property developers. We primarily provide project consultancy services to commercial property developers, such as project planning services and overall sales and marketing consultancy services, and earn service fees for these project consultancy services.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs primarily include salaries, benefits and commissions paid to our sales professionals, other staff and management for company-owned brokerage services and, to a lesser degree, for mortgage management services and franchise services. Compensation for our sales professionals and managers consists of a fixed salary and benefit package, together with a variable incentive-based component that is expected to comprise a majority of the sales professional or manager's compensation. We believe such a commission-based system aligns the interests of our sales professionals with our interests, and allows us to control expenses if transaction volumes or property values decline. Commission and other agent-related costs amounted to 55.4%, 44.4% and 60.1% of net revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

        Operating costs.    Our operating costs primarily include store rental, equipment and utility costs and ongoing service fees. These expenses primarily consist of leasing costs, for which we typically execute written leases with terms of up to five years, and costs associated with supporting each sales office, including computer, telephone, electricity, office supplies and related expenses. Ongoing service fees refer to the ongoing service, or royalty, fees, that we must pay in connection with our right to use the CENTURY 21® brand.

        Operating costs amounted to 53.6%, 18.4% and 37.6% of net revenues for the years ended December 31, 2008, 2009 and 2010, in each case, respectively. The majority of these operating costs are incurred in relation to our company-owned brokerage services, which accounted for 90.5%, 91.8% and 93.8% of operating costs for the years ended December 31, 2008, 2009 and 2010 in each case, respectively.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses primarily include back office and support staff expenses for our company-owned sales offices, advertising and promotions and share-based compensation. Expenses related to back office and support staff primarily consist of compensation and benefits expenses for administrative personnel, including accounting, human resources, transaction support, legal, information technology, employee training, customer service and other similar functions. Advertising and promotions expenses primarily consist of marketing and advertising costs, including contributions to our NAF.

        Selling, general and administrative expenses amounted to 37.7%, 15.6% and 33.2% of net revenues for the years ended December 31, 2008, 2009 and 2010, respectively. Expenses relating to our company-owned brokerage services accounted for 51.3%, 54.8% and 45.7% of selling, general and administrative expenses for the years ended December 31, 2008, 2009 and 2010, respectively. Expenses relating to franchise services accounted for 13.4%, 11.9% and 7.6%. Expenses relating to our primary and commercial services accounted for nil, 1.0% and 2.9%. Expenses relating to non-allocated costs accounted for 29.9%, 24.6% and 33.6% of selling, general and administrative expenses for the years ended December 31, 2008, 2009 and 2010, respectively. Non-allocated costs consist primarily of costs and expenses associated with our headquarters including our IT department.

        Share-based compensation expenses were RMB0.7 million, RMB1.9 million and RMB16.9 million (US$2.6 million) for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, there was US$0.9 million (approximately RMB5.7 million) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.77 years.

        As a result of a modification to our Series A Preferred Shares terms on January 27, 2010 as described in Note 18 to our consolidated financial statements, we recognized a compensation expense of approximately RMB4.9 million (US$0.7 million) in 2010.

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

        The CIT Law, under which foreign invested enterprises, or FIEs, and domestic companies are subject to enterprise income tax at a uniform rate of 25%, became effective on January 1, 2008. In accordance with the CIT Law, enterprises that previously received preferential tax treatments granted by relevant tax authorities are currently undergoing a transition period. Enterprises previously subject to an enterprise income tax rate lower than 25% have continued to enjoy the lower rate and are gradually transitioning to the new tax rate within five years after the effective date of the CIT Law.

        As Shanghai Ruifeng and Anshijie are both registered in Shanghai PuDong New Area and Shenzhen CIR is registered in Shenzhen Special Economic Zone, they were subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, their income tax rate is increasing progressively from 18% to 25% from 2008 to 2012, respectively, according to preferential treatments granted by the PRC central and local governments.

        In October 2009, Beijing Huachuangxunjie Technology Co., Ltd., or Huachuang, obtained a Software Enterprise Certification which entitles it to exemption from corporate income tax for the first two years, 2009 and 2010, in which it has taxable income and a 50% reduction in corporate income tax for each of the following three years, e.g. 2011 through 2013.

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

        Under the CIT Law, enterprises established under the laws of foreign countries or regions and whose "de facto management bodies" are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the CIT Law, "de facto management bodies" are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC CIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends distributed to our investors and gain on sale of our shares may be subject to PRC withholding taxes, and we may be subject to PRC taxation on our worldwide income under the CIT Law."

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

	For the Years Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)(1)
	(in thousands)
Revenue
Net revenues	273,359	651,656	530,829	80,429
Costs and Expenses
Commissions and other agent-related costs	(151,550)	(289,146)	(318,872)	(48,314)
Operating costs	(146,457)	(119,605)	(199,670)	(30,253)
Selling, general and administrative expenses	(102,952)	(101,421)	(176,271)	(26,708)
Total costs and expenses	(400,959)	(510,172)	(694,813)	(105,275)
(Loss) income from operations	(127,600)	141,484	(163,984)	(24,846)
Interest income	4,441	2,244	6,685	1,013
Other income	—	—	9,350	1,417
Foreign currency exchange loss	(5,526)	(496)	(12,161)	(1,843)
(Loss) income before income tax and share of associates' losses	(128,685)	143,232	(160,110)	(24,259)
Income tax	(2,076)	(8,275)	(2,985)	(452)
Share of associates' losses	(1,126)	(162)	(605)	(92)
Net (loss) income	(131,887)	134,795	(163,700)	(24,803)
Net (income) loss attributable to non-controlling interest	(431)	246	1,462	222
Net (loss) income attributable to IFM Investments Limited	(132,318)	135,041	(162,238)	(24,581)

(1)
Translations from Renminbi to U.S. dollars have been made at the noon buying rate of RMB6.6000 to US$1.00, the rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2010.

        Selected financial information and operational data relating to each of our business lines is set forth below for the years indicated:

	2008	2009	2010
Company-owned brokerage services
Net revenues (in thousands of RMB)	206,076	590,222	482,371
Average number of operating sales offices(1)	279	248	451
Average monthly net revenues per operating sales office (in thousands of RMB)	61.6	198.3	89.1
Mortgage management services
Net revenues (in thousands of RMB)	10,650	32,926	24,348
Loan amount of referred mortgages (in thousands of RMB)	1,879,500	5,959,100	3,732,988
Franchise services
Net revenues (in thousands of RMB)	56,633	28,223	17,011
Number of regional sub-franchisors as of year end	28	30	28
Primary and Commercial Services
Net revenues (in thousands of RMB)	—	285	7,066
Aggregate gross floor area of properties sold (in thousand square meters)	—	—	45

(1)
Equals the sum of the number of operating sales offices that existed at the end of each month in the applicable period, divided by the number of months in such period.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

        Net revenues.    Our net revenues decreased RMB120.9 million, or 18.6%, from RMB651.7 million for the year ended December 31, 2009 to RMB530.8 million (US$80.4 million) for the year ended December 31, 2010. This year over year decrease was primarily because of the continuing nationwide slowdown in secondary property market transaction volumes due to tighter policies restricting the purchase and investment in real properties enacted by the Chinese government during 2010.

        Company-Owned Brokerage Services.    Net Revenues from our company-owned brokerage services decreased by RMB107.8 million, or 18.3%, from RMB590.2 million for the year ended December 31, 2009 to RMB482.4 million (US$73.1 million) for the year ended December 31, 2010. The decrease was mainly attributable to the decrease in the number of sales and purchase transactions from approximately 17,900 in 2009 to around 13,000 in 2010. We also increased the average number of our company-owned sales offices to 451 in 2010 from 248 in 2009. Because of these two factors, the average monthly net revenues per operating sales office decreased to RMB89,100 in 2010 from approximately RMB198,300 in 2009.

        Mortgage Management Services.    Net Revenues from our mortgage management services decreased by RMB8.5 million, or 25.8%, from RMB32.9 million for the year ended December 31, 2009 to RMB24.4 million (US$3.7 million) for the year ended December 31, 2010. This decrease was primarily due to lower mortgage loan volume brokered by us in 2010 and lower mortgage referral commissions earned by us. We provided services on RMB3.7 billion (US$560.6 million) in mortgages to our customers in 2010, as compared with RMB6.0 billion in 2009. Furthermore, in the second half of 2009, certain commercial banks in Shanghai and Beijing significantly reduced the mortgage referral commissions thereby affecting our revenue derived from such commissions. In order to mitigate such decline, we have been diversifying our product and services offerings such as providing home equity and entrusted loans. The percentage of revenues from advising consumers for home equity loans and fees earned from entrusted loans accounted for 35% of total mortgage service segment revenues in 2010. As of December 31, 2010, our total outstanding entrusted loans receivable were RMB12.7 million.

        Franchise Services.    Net Revenues from our franchise services decreased by RMB11.2 million, or 39.7%, from RMB28.2 million for the year ended December 31, 2009 to RMB17.0 million (US$2.6 million) for the year ended December 31, 2010. The decrease was primarily due to the initial franchise fees recognized in 2009 as we granted two regional sub-franchises, while in 2010 we did not grant any new regional sub-franchises.

        Primary and Commercial Services.    Net Revenues from our primary and commercial services increased by RMB6.8 million, or 2,266.7%, from RMB0.3 million for the year ended December 31, 2009 to RMB7.1 million (US$1.1 million) for the year ended December 31, 2010. This increase was primarily due to the sale of 45,000 square meters of a primary residential project in the fourth quarter of 2010.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs accounted for 44.4% and 60.1% of net revenues for the year ended December 31, 2009 and 2010, respectively and increased by RMB29.8 million, or 10.3%, from RMB289.1 million for the year ended December 31, 2009 to RMB318.9 million (US$48.3 million) for the year ended December 31, 2010. The increase was mainly due to the fixed salaries and benefit costs increases for our company-owned brokerage segment from RMB85.3 million in 2009 to RMB158.2 million (US$24.0 million) in 2010 due to higher sales staff headcount. We had an average of 6,130 company-owned brokerage services sales staff during the year 2010, as compared to 3,430 in 2009. As to the variable costs, our consolidated commission expenses, as a percentage of total consolidated net revenues for 2010 and 2009 were 28.9% and 30.7%, respectively, or RMB153.5 million and RMB199.7 million.

        Operating costs.    Our operating costs represented 18.4% and 37.6% of our net revenues for the year ended December 31, 2009 and 2010, respectively, and increased by RMB80.1 million, or 67.0%, from RMB119.6 million for the year ended December 31, 2009 to RMB199.7 million (US$30.3 million) for the year ended December 31, 2010, This increase was primarily due to a RMB50.5 million year over year increase in rental stores as well as a RMB28.5 million year over year increase in store-related costs such as utilities, telecom, and depreciation and amortization expenses. Our total depreciation and amortization expenses in 2010 were RMB22.9 million.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses accounted for 15.6% and 33.2% of our net revenues for the year ended December 31, 2009 and 2010, respectively, and increased by RMB74.9 million, or 73.9%, from RMB101.4 million for the year ended December 31, 2009 to RMB176.3 million (US$26.7 million) for the year ended December 31, 2010, This increase was primarily due to more non-sales staff hires including in the IT, financial and accounting, and marketing departments, higher share-based compensation expenses and marketing expenses, and higher professional fees incurred for legal and audit services after becoming a public company.

        Interest income.    Our interest income increased by RMB4.5 million, or 204.5%, from RMB2.2 million for the year ended December 31, 2009 to RMB6.7 million (US$1.0 million) for the year ended December 31, 2010. Cash and cash equivalents as of December 31, 2009 increased from RMB334.6 million to RMB520.6 million as of December 31, 2010.

        Foreign currency exchange loss.    Our foreign currency exchange loss increased significantly from RMB0.5 million for the year ended December 31, 2009 to RMB12.2 million (US$1.8 million) for the year ended December 31, 2010 primarily due to significant appreciation of the RMB against the U.S. dollar and larger US balances in 2010 from IPO proceeds.

        Net Income.    As a result of the foregoing, we had a net loss of RMB163.7 million (US$24.8 million) for the year ended December 31, 2010 as compared to net income of RMB134.8 million for the year ended December 31, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        Net revenues.    Our net revenues increased RMB378.3 million, or 138.4%, from RMB273.4 million for the year ended December 31, 2008 to RMB651.7 million for the year ended December 31, 2009, primarily due to a significant increase in net revenues generated by our company-owned brokerage services. Our net revenue growth was also partly attributable to the increase in net revenues from our mortgage management services and partially offset by a decrease of net revenues from our franchise services.

        Company-Owned Brokerage Services.    Net revenues from our company-owned brokerage services increased RMB384.1 million, or 186.4%, from RMB206.1 million for the year ended December 31, 2008 to RMB590.2 million for the year ended December 31, 2009. This increase was primarily due to a substantial increase in the number of sales and purchase transactions from approximately 6,300 in 2008 to around 17,900 in 2009, despite the reduction in the average number of operating sales offices from 279 in 2008 to 248 in 2009. This robust growth was primarily attributable to a healthy secondary property market in 2009, as well as our improved store maturity and sales productivity. As a result, we increased our average monthly net revenues per operating sales office from approximately 61,600 RMB in 2008 to 198,300 RMB in 2009.

        Mortgage Management Services.    Revenues from our mortgage management services increased RMB22.2 million, or 209.2%, from RMB10.7 million for the year ended December 31, 2008 to RMB32.9 million for the year ended December 31, 2009, primarily due to a substantial increase in the home mortgages for existing homes that utilized our mortgage management services. For the year ended December 31, 2009, we provided services for home mortgages for existing homes with an aggregate loan amount of approximately RMB6.0 billion as compared to RMB1.9 billion for the year ended December 31, 2008.

        Franchise Services.    Revenues from our franchise services decreased RMB28.4 million, or 50.2%, from RMB56.6 million for the year ended December 31, 2008 to RMB28.2 million for the year ended December 31, 2009. This decrease resulted primarily because we only granted two new regional sub-franchises in the year ended December 31, 2009 compared with eight new regional sub-franchises in the year ended December 31, 2008. Our initial franchise fees accounted for RMB9.3 million of our net revenues for the year ended December 31, 2009, a decrease of RMB 31.2 million, or 77.0%, from RMB 40.5 million for the year ended December 31, 2008.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs accounted for 55.4% and 44.4% of our net revenues for the years ended December 31, 2008 and 2009, respectively, and increased by RMB137.5 million, or 90.8%, from RMB151.6 million for the year ended December 31, 2008 to RMB289.1 million for the year ended December 31, 2009, primarily due to RMB135.3 million net increase in costs associated with our company-owned brokerage services. This net increase was primarily due to a RMB142.7 million increase in commission expenses as a result of higher net revenues, and was partially offset by a RMB5.1 million decrease in non-commission, payroll and benefit expenses for our sales professionals as a result of the decrease in the number of company-owned sales offices and sales professionals in the year ended December 31, 2009.

        Operating costs.    Our operating costs represented 53.6% and 18.4% of our net revenues for the year ended December 31, 2008 and 2009, respectively, and decreased by RMB26.9 million, or 18.3%, from RMB146.5 million for the year ended December 31, 2008 to RMB119.6 million for the year ended December 31, 2009, primarily due to a decrease in operating costs for our company-owned brokerage services by RMB22.8 million, or 17.2%, from RMB132.6 million for the year ended December 31, 2008 to RMB109.8 million for the year ended December 31, 2009. This decrease was primarily due to a RMB10.8 million decrease in sales office rental costs mainly due to a reduction of 31 company-owned operating sales offices, a RMB11.1 million decrease in other sales office-related costs such as utilities and telecommunications, and depreciation and amortization expenses. Our operating costs attributable to franchise services also decreased by RMB5.0 million mainly due to a decrease in royalty payments due to Realogy as we recognized less initial franchise fee revenue from newly signed regional sub-franchisors during this period.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses accounted represented 37.7% and 15.6% of our net revenues for the year ended December 31, 2008 and 2009, respectively and decreased by RMB1.5 million, or 1.5%, from RMB103.0 million for the year ended December 31, 2008 to RMB101.4 million for the year ended December 31, 2009, primarily due to a decrease of RMB7.9 million in marketing expenses as we replaced traditional advertising with internet-based marketing for our company-owned brokerage services and franchise services. The overall decrease in selling, general and administrative expenses was offset primarily by increases of RMB3.6 million in costs associated with our mortgage management services as a result of hiring additional staff and also partially by increases of RMB1.1 million in share-based compensation expenses and RMB0.9 million in professional fees.

        Interest income.    Our interest income decreased by RMB2.2 million, or 49.5%, from RMB4.4 million for the year ended December 31, 2008 to RMB2.2 million for the year ended December 31, 2009. This is primarily because, for the purpose of operating needs, we deposited a higher percentage of our cash in lower interest-bearing current accounts in 2009, as opposed to longer-term deposit accounts in 2008.

        Foreign currency exchange loss.    Our foreign currency exchange loss decreased by RMB5.0 million, or 91.0%, from RMB5.5 million for the year ended December 31, 2008 to RMB0.5 for the year ended December 31, 2009 primarily as a result of the stabilization of the exchange rate between the Renminbi and the U.S. dollar.

        Net Income.    As a result of the foregoing, we had net income of RMB134.8 million for the year ended December 31, 2009 as compared to a net loss of RMB131.9 million for the year ended December 31, 2008.

Inflation

        Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP, appearing elsewhere in this annual report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that our accounting policies with respect to revenue recognition, allowance for doubtful accounts, loans and allowance for impairment, property and equipment, goodwill and intangible assets, impairment of long-lived assets, share-based compensation, income taxes and variable interest entities ("VIE") represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Company-Owned Brokerage Services

        Our company-owned brokerage services business earns most of its revenue from brokerage commissions from secondary real estate property sales, purchases and leasing transactions, referral and service fees of mortgage loan transactions to our mortgage management services segment, and to a lesser extent brokerage commissions from primary real estate property sales and purchase transactions. This commission income is recorded as revenue upon meeting the revenue recognition criteria described above, including the signing of a real estate sales and purchase agreement or rental agreement, the mortgage loan fund being disbursed by banks to the customers, and developers' confirmation of successful sales of a primary real estate property. All revenue amounts are net of any sales discounts that management estimates based on current circumstances at the time of the sale and historical experience of anticipated subsequent discounts granted to customers.

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

        The mortgage management services income is recognized on a net basis when the mortgage loan funds are disbursed by banks to the customers. The financial guarantee revenue is recognized when the respective mortgage pledge documents are collateralized by the banking institutions. We had RMB0.9 million in interim financial guarantees outstanding as of December 31, 2010.

        Starting from the third quarter of 2010, we began offering entrusted loans through our partnership arrangement with certain banks to consumers. Income for the entrusted loans is recognized in the income statement over the lives of the loans, based on effective interest rates. We review the carrying amounts of entrusted loans at each quarter end or more frequently if circumstances indicated impairment may have occurred. We did not incur any impairment loss on the entrusted loans for the year 2010.

Franchise Services

        We recognize our franchise services revenues as earned. Franchise revenues include initial franchise fees, which are generally non-refundable and recognized as revenues when all material services or conditions relating to the initial franchise fee have been substantially performed and we have fulfilled all of our commitments and obligations (generally when a franchisee commences its operation under the CENTURY 21® brand). Our commitments and obligations related to earning the initial franchise fee include providing training and assessing the franchisees' qualifications for commencement of operations. Franchise revenues also consist of ongoing service fees received from our franchisees. The ongoing service fees received are primarily based on a percentage of the franchisees' gross income or a fixed monthly amount. The ongoing service fees are accrued as the underlying franchisee revenues are earned. On an ongoing basis, the services we provide to our franchisees include the license to use or sub-franchise CENTURY 21® brand and system, training services, and the right to participate in and benefit from the marketing campaigns using our NAF as well as information technology and back office support.

        We also collect marketing fees from our franchisees and utilize such fees to fund advertising campaigns on behalf of our franchisees through our NAF. Management fee income of NAF is recognized in proportion to the NAF that had been spent during the reporting period.

Primary and Commercial Services

        We provide marketing and sales agency services to real estate developers. We recognize the commission revenues when the relevant purchase contract between property developers and property buyers become unconditional or irrevocable, and the services as stipulated in the agency contracts have been rendered by us. We may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as total volume over a pre-determined period. These additional agency service revenues are recognized when we have accomplished the required targets.

        We provide real estate consulting and agency services to commercial property developers. We recognize revenue on consulting services when we have completed our services.

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

        We have adopted a provisioning policy for doubtful debts for our receivable balances based on the historical experience of the recoverability of the receivables. For the years presented, our provision based on historical bad debts is approximately 2% of net revenue. The appropriateness of our provisioning is assessed on an ongoing basis based on our actual experience. In addition, we also make specific bad debt provisions for problem account receivable balances (e.g. for certain franchisees). Established reserves have historically been sufficient, and are based on aging, specific customer circumstances, historical experience and current knowledge of the related political and economic environments. It is possible, however, that the accuracy of the management's estimation process could be impacted by unforeseen circumstances.

        Allowances for doubtful accounts charged to selling, general and administrative expenses were RMB5.2 million, RMB12.2 million and RMB9.0 million for the years ended December 31, 2008, 2009 and 2010, respectively. The allowance for doubtful accounts ending balance of RMB3.6 million, RMB8.3 million and RMB10.4 million as of December 31, 2008, 2009 and 2010, respectively, represents a net ending balance after actual write-offs during the year. Accounts receivable related to company-owned brokerage services fees and franchise services fees are stated net of such allowance balances at the end of year.

Loans and allowance for loan impairment

        We reported loans at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Based on management's initial intent and ability with regard to those loans, all the loans are held-for-investment and are classified as Loans, net of unearned income on the Consolidated Balance Sheet, and the related cash flows are included within the cash flows from investing activities category in the Consolidated Statement of Cash Flows on the lines Providing loans and Repayment of loans.

        As a general policy, interest accrual ceases when monthly interest payments are 90 days contractually past due.

        Allowance for loan impairment represents management's best estimate of probable impairment inherent in the portfolio, as well as probable impairment related to large individually evaluated impaired loans. Attribution of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable loan impairment inherent in the overall portfolio. Additions to the allowance are made through the provision for loan impairment. Loan impairment are deducted from the allowance, and subsequent recoveries are added.

        No impairment of loans receivable was recognized for the year ended December 31, 2010.

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

Goodwill and indefinite-lived intangible assets

        Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. Other intangible assets represent the rights to use and sub-franchise the CENTURY 21® brand in the PRC for 14.5 to 25 years. In addition, intangible assets also represent the customer relationships and real estate listing databases acquired through business combinations consummated in 2006, 2008 and 2010. We amortize intangible assets over their estimated useful lives on a straight-line basis.

        We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount.

        We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheet may exist. The timing of an impairment test may result in changes to our statements of operations in our current reporting year that could not have been reasonably foreseen in prior years. Application of an impairment test of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit, which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. For 2008, 2009 and 2010, we did not recognize any impairment charges for goodwill taking into consideration of the overall and industry economic conditions and trends, market risk of the Company and historical information. As of December 31, 2008, 2009 and 2010, there were no circumstances or events that indicated that the assets may be impaired and there were no at risk reporting units. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge. See Note 2(j) "Goodwill and indefinite-lived intangible assets" in the Consolidated Financial Statements for additional information.

Impairment of long-lived assets

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. Determination of recoverability is based on estimates and changes in these estimates and assumptions could materially impact our financial position and results of operations. No impairment of long lived assets was recognized for years ended December 31, 2008, 2009 and 2010, respectively.

Share-based Compensation

        We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees' requisite service period. For options that were granted with performance conditions which vest subsequent to our initial public offering, share-based compensation expenses would be recognized upon the offering using the graded-vesting method. Share-based compensation for the remaining options granted with service conditions are recognized, net of a forfeiture rate, over the requisite service period of the award, which is the vesting term, based on the fair value of the award on the grant date. Total share-based compensation expenses in 2008, 2009 and 2010 were RMB0.7 million, RMB1.9 million and RMB16.9 million (US$2.6 million), respectively. We did not issue any share-based awards prior to 2007. Determining the value of our share-based compensation expenses in future periods requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future. For example, as of December 31, 2010, there was approximately RMB5.7 million (US$0.9 million) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.77 years.

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

  •
  The growth of our operations; and

  •
  Our business risks.

        In determining the fair value of our ordinary shares on each grant date before our initial public offering, we relied in part on a valuation report prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the final determination as to the fair value of our share awards was made by our management. To determine the fair value of our ordinary shares, the three generally accepted approaches were considered: the cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of companies which are a going concern, as it does not capture the future earning potential of the business. Given that our current stage of development is different from those of other publicly listed companies in the same industry, comparability of peer companies' financial metrics and the relevance of the market approach were considered low. In view of the above, we considered the income approach to be the most appropriate method to derive the fair values of our ordinary shares. After our initial public offering on January 28, 2010, the quoted price in the open market for our ordinary shares became available and served as Level 1 input in determining the fair value of our options granted after this date.

        For the income approach, we utilized a discounted cash flow, or DCF, analysis based on our management's best estimates of projected cash flows as of each of the valuation dates. The projected cash flows include among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our ordinary shares are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The discount rates reflect the risks management perceived as being associated with achieving the forecasts and were derived by using the Capital Asset Pricing Model, after taking into account systematic risks and company-specific risks. Using this method, we determined the appropriate discount rates to be 22.5%, 23.0%, 23.5%, 22.5%, 21.5%, 21.5%, and 21.5% as of July 16, 2007, December 17, 2007, February 21, 2008, August 11, 2008, February 2, 2009, July 20, 2009, and August 20, 2009, respectively.

        Prior to our initial public offering, we also applied discounts for lack of marketability or, DLOM, to our equity value to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the DLOM, the Black-Scholes option model was used. Under this method, the cost of a put option that could be used to hedge the price change before a privately held share can be sold, is considered as a basis to determine the appropriate discount factor for lack of marketability. Based on the analysis, DLOM of 23% was used for the valuation of our ordinary shares as of each of the option grant date in 2007, 2008, and DLOM of 23%, 17% and 19% was used for the valuation of our ordinary shares as of the option grant date on February 2, 2009, July 20, 2009 and August 20, 2009, respectively.

        Valuation Assumptions:    We estimated the fair value of share options using Black-Scholes Option Pricing valuation model. The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing valuation model with the following assumptions:

	2008	2009	2010
Expected volatility	48.30% - 53.30%	70.50% - 75.40%	64.5% - 65.5%
Risk-free interest rate	3.27% - 4.13%	3.09% - 3.76%	1.62% - 2.43%
Dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	3.2 - 3.5	3.1 - 3.5	3.2 - 3.5
Weighted average fair value of options granted (US$)	0.09	0.32	0.27

        Expected Term:    Due to insufficient historical information, giving consideration to the contractual terms of the share-based awards, we adopted the simplified method for estimating the expected term to represent the period that our share-based awards are expected to be outstanding.

        Expected Volatility:    The fair value of share-based payments made through the year ended December 31, 2008, 2009 and 2010 was valued using the Black-Scholes Option Pricing valuation method with a volatility factor based on the historical share prices of comparable companies.

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

        The grant date, number of options granted, exercise price, fair value of ordinary shares at the grant date and intrinsic value of the options outstanding as of December 31, 2010 are set forth below. The intrinsic value of each outstanding option is calculated as the difference between the exercise price of the option and the market price on December 31, 2010, US$0.29 per share. As of December 31, 2010, there were 16,305,024 share options exercisable. The number of options, price and intrinsic value information below are based upon ordinary shares.

Grant date	Number of options granted	Exercise price	Fair value of ordinary shares	Intrinsic value of the options outstanding
1 July 16, 2007	39,800,000	i) US$0.11	i) US$0.11	i) US$0.18
		ii) US$0.13	ii) US$0.11	ii) US$0.16
2 December 17, 2007	5,500,000	US$0.13	US$0.13	US$0.16
3 February 5, 2008	1,700,000	US$0.12	US$0.12	US$0.17
4 August 11, 2008	3,000,000	US$0.08	US$0.08	US$0.21
5 February 2, 2009	200,000	US$0.13	US$0.13	US$0.16
6 July 20, 2009	700,000	US$0.32	US$0.32	US$ -0.03
7 August 20, 2009	2,500,000	US$0.33	US$0.33	US$ -0.04
8 July 12, 2010	2,500,000	i) US$0.29	i) US$0.30	i) ii) US$ 0.00
		ii) US$0.32	ii) US$0.30	ii) US$ -0.03
9 December 16, 2010	2,750,000	US$0.25	US$0.25	US$ 0.04

Income Taxes

        We currently have deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, all of which are available to reduce future income taxes payable in our significant tax jurisdictions. The largest component of our deferred tax assets are operating loss carry forwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a valuation allowance to offset the deferred tax assets. As of December 31, 2008, 2009 and 2010, we recognized a total valuation allowance of RMB46.8 million, RMB22.5 million and RMB62.6 million, respectively. If we subsequently determine that all or a portion of the carryforwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

B.    OUR LIQUIDITY AND CAPITAL RESOURCES

        Through December 31, 2010, our principal sources of liquidity were cash generated from our operating activities, proceeds from issuance of ordinary shares upon our initial public offering and sale of preferred shares through private placements. Our net cash used in operating activities was approximately RMB122.7 million for the year ended December 31, 2008, net cash provided by operating activities was RMB183.3 million for the year ended December 31, 2009, and net cash used in operating activities was approximately RMB118.5 million for the year ended December 31, 2010. Consequently, our accumulated deficit was RMB268.0 million, RMB135.2 million and RMB301.9 million as of December 31, 2008, 2009 and 2010, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments placed with banks and other financial institutions that are unrestricted as to withdrawal or use and have maturities of three months or less. Our cash in bank-time deposits consists of time deposits with banks with maturities of more than three months and less than one year.

        We have no debt obligations. On February 2, 2010, we completed an initial public offering with gross proceeds of RMB557.5 million. We expect to utilize a portion of our cash on hand and the proceeds from our initial public offering to open and acquire company-owned sales offices in selected new markets as we grow our network of company-owned brokerage services. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flows and existing cash and bank balances.

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

        The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash (used in) provided by operating activities	(122,660)	183,336	(118,458)	(17,948)
Net cash used in investing activities	(42,506)	(14,358)	(195,272)	(29,586)
Net cash provided by (used in) financing activities	14,616	(11,335)	510,085	77,285
Effects of foreign exchange rate changes on cash and cash equivalents	(3,689)	(31)	(10,297)	(1,560)
Net increase (decrease) in cash and equivalents	(154,239)	157,612	186,058	28,191
Cash and cash equivalents at the beginning of the year	331,216	176,977	334,589	50,695
Cash and cash equivalents at the end of the year	176,977	334,589	520,647	78,886

Operating Activities

        Our operating activities primarily consist of our company-owned brokerage services, mortgage management services, franchise services and primary and commercial services. The timing of when we collect our fees on all of the business lines may differ from when we recognize revenues, which may result in significant changes in certain of our related balance sheet items such as deferred revenues and accounts receivable.

        For the year ended December 31, 2010, net cash used in operating activities amounted to RMB118.5 million, primarily due to the RMB163.7 million net loss during the period and, to a lesser degree, an increase of RMB25.3 million in accrued expenses and other current liabilities due to an increase in commissions and other agent-related costs, operating costs and selling, general and administrative expenses and an increase of RMB 22.9 million in depreciation and amortization due to the increase in number of our operating sales stores.

        For the year ended December 31, 2009, net cash generated from operating activities amounted to RMB183.3 million, primarily due to RMB134.8 million in net income recorded during the period and, to a lesser degree, an increase of RMB76.6 million in accrued expenses and other current liabilities due to an increase in commissions and other agent-related costs, operating costs and selling, general and administrative expenses. These increases were partially offset by an increase of RMB60.5 million in accounts receivable primarily due to an increase in sales volume in both company-owned brokerage services and mortgage management services.

        For the year ended December 31, 2008, net cash used in operating activities amounted to RMB122.7 million, primarily due to the RMB131.9 million net loss during the period and, to a lesser degree, a decrease of RMB27.0 million in deferred revenues in our franchise services business associated with new regional sub-franchisors and an increase of RMB8.9 million in accounts receivable primarily due to an increase in sales volume.

Investing Activities

        Our investing activities primarily relate to our purchases and disposals of equipment, placement of time deposits with banks with maturities between three months and one year, and business combinations activities.

        Net cash used in investing activities amounted to RMB195.3 million for the year ended December 31, 2010 primarily due to our purchase of property and equipment and intangible assets, business combinations, placement and uplift of matured time deposits and providing entrusted and consumer loan services.

        Net cash used in investing activities amounted to RMB14.4 million for the year ended December 31, 2009, primarily due to our purchase of property and equipment of RMB14.1 million.

        Net cash used in investing activities amounted to RMB42.5 million for the year ended December 31, 2008, primarily due to (i) our purchase of property and equipment of RMB23.1 million and (ii) our payment for the acquisitions of IFM SH and City Integrated Residential Services (China) Limited for an aggregate RMB10.9 million, and, to a lesser degree, to our purchase of intangible assets of RMB4.5 million in connection with the reacquisition of the CENTURY 21® franchise rights from a franchisee in Shenzhen. See "Item 4. Information on the Company—C. Organizational Structure—Our Principal Subsidiaries."

Financing Activities

        Our financing activities primarily consist of proceeds from the issuance of ordinary shares upon our initial public offering and the issuance and sale of our preferred shares to investors.

        Net cash provided by financing activities amounted to RMB510.1 million for the year ended December 31, 2010 as a result of gross proceeds of RMB557.5 million received from the issuance of ordinary shares (in the form of ADSs) upon our initial public offering and share repurchases consideration of RMB 26.8 million.

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

        We incurred RMB23.1 million, RMB14.1 and RMB48.8 million of capital expenditures for the years ended December 31, 2008, 2009 and 2010, respectively. We incurred these capital expenditures primarily in our company-owned brokerage services in connection with the establishment of brokerage stores, and financed these expenditures principally through the issuance of ordinary shares upon our initial public offering.

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

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events, including those listed under "Key Information—Risk Factors," for the year 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

        As is customary in the mortgage management industry in Beijing, we provide interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which typically takes one to six months. The fair value of the interim guarantees as of December 31, 2008, 2009 and 2010 was immaterial.

        If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, we may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank exceeding the payment already made by the buyer and the amount recoverable from the property.

        Under certain PRC rules, the maximum financed portion of the purchase price of a property is generally around 70%, which helps reduce our risk exposure. To further mitigate our risk exposure, we usually conduct certain background and credit checks on property buyers and reject less credit-worthy mortgage applications.

        The contingent guarantee obligation in connection with our provision of interim guarantees was RMB227.8 million, RMB718.7 million and RMB0.9 million as of December 31, 2008, 2009 and 2010, respectively. This decrease in 2010 was primarily due to certain regulatory changes in mortgage loan requirements during the first six months of 2010, which no longer required interim guarantee services before mortgage loans are released. We have not experienced any losses associated with our interim guarantees. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry in Beijing, we no longer provide interim guarantees to our mortgage management service customers.

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

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table sets forth our contractual obligations as of December 31, 2010:

Contractual Obligations (in thousands of RMB)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating Lease Obligations	387,577	152,028	194,116	41,433	—
Loan Commitment	30,000	30,000	—	—	—
Minimum Service Fees	9,405	660	1,320	1,320	6,105

Total	426,982	182,688	195,436	42,753	6,105

Operating Leases

        Our operating lease agreements are principally for our administrative offices and real estate brokerage sales offices. These leases have expiration dates, the latest of which is in 2015.

Loan Commitment

        In November 2010, TianRe Fund I and MMC BJ entered into an entrusted loan agreement whereby MMC BJ agreed to provide TianRe Fund I with a RMB 30.0 million loan with an annual interest rate of 14%. The loan was made in January 2011.

Minimum Service Fees

        Pursuant to the master sub-franchise agreement entered into with Realogy, we are required to pay an annual minimum service fee to Realogy for the licensing of the CENTURY 21® brand. The minimum annual service fee is the greater of US$100,000 (approximately RMB660,000) or an amount calculated by multiplying US$500 (approximately RMB3,300) by the number of sales offices in our CENTURY 21® franchise network, to be adjusted for inflation or deflation.

Long-term Deposits Payable

        We receive security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2010 were RMB13.3 million.

G.    SAFE HARBOR

        This annual report on Form 20-F contains forward-looking statements. These statements are made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "intend," "is currently reviewing," "it is possible," "subject to" and similar statements. Among other things, the sections titled "Item.3 Key Information—D. Risk Factors," "Item.4 Information on the Company," and "Item.5 Operating and Financial Review and Prospects" in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, a further slowdown in the growth of China's economy, government measures that may adversely and materially affect our business, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute our strategy, our failure to manage growth, our loss of competitive advantage and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

H.    RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

        In October 2009, the Financial Accounting Standards Board ("FASB") issued new guidance on "revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements." By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing "best estimate of selling price" in addition to vendor-specific objective evidence ("VSOE") and other vendor objective evidence ("VOE," now referred to as "TPE," standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

        In January 2010, the FASB issued an accounting standards update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. We have adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. We will adopt the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011 and expect the adoption will not have a significant impact on our consolidated financial statements.

        In July 2010, the FASB issued an accounting standards update that enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. The amendment requires an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. In addition, it requires disclosure of credit quality indicators, past due information, and modifications of its financing receivables. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this update does not have a material impact on our consolidated financial statements.

        In December 2010, FASB issued revised guidance on "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units' goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings of the corresponding year. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

        In December 2010, FASB issued revised guidance on the "Disclosure of Supplementary Pro Forma Information for Business Combinations." The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 with early adoption permitted. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth our current directors, and executive officers, their ages as of the date of this annual report and the positions held by them. The business address for each of our directors, executive officers, is 26/A, East Wing, Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing 100004, People's Republic of China.

Name	Age	Position
Donald Zhang	57	Chairman, Chief Executive Officer
Harry Lu	44	Vice Chairman, President
Kevin Cheng Wei	43	Director and Chief Financial Officer
Kevin Yung	36	Director and Executive Vice President
Weiping Zhang	57	Director and Vice President
Jennifer Tang	44	Director
Qiang Chai	49	Independent Director
Liang Pei	42	Independent Director
Conor Chiahung Yang	48	Independent Director
Lihong Ma	39	Legal Vice President
Hao Wang	40	Vice President & General Manager of Franchise Services Business Unit
Sheng Kang	37	General Manager of Mortgage Management Services Business Unit
Hau Piu Ip	37	General Manager of Shanghai Ruifeng

        Mr. Donald Zhang is one of our co-founders. In addition to founding our company, Mr. Zhang has served as our director and chairman since 2000 and our chief executive officer since 2009. Prior to assuming his role with our company, Mr. Zhang founded Maxpro International Enterprises, Inc. and has served as its chairman and chief executive officer since it was founded in 1992. Maxpro is an import and export and real estate investments company. From 1982 to 1986, Mr. Zhang served as an assistant manager in the procurement department of China National Offshore Oil Corporation. Mr. Zhang received his bachelor's degree from the University of International Business and Economics in Beijing and a master's degree in International Trade from Webster University in Missouri. Mr. Zhang is a brother-in-law of Mr. Harry Lu.

        Mr. Harry Lu is one of our co-founders. In addition to founding our company, Mr. Lu has served as our director and vice chairman since 2000 and president since 2008. From 1995 to 1999, Mr. Lu served as the general manager of the PRC Region of Maxpro International Enterprises, Inc., managing the China aspects of Maxpro's import and export and real estate investments business. From 1992 to 1995, he served as the export manager of China National Pharmaceutical and Healthcare Product Import & Export Co., Ltd. Mr. Lu currently serves as the deputy general secretary of the China National Institute of Real Estate Appraisers and Brokers, the policy and standard setting institute of the real estate market in China. Mr. Lu received his bachelor's degree from Beijing Institute of Technology and his master's degree from Rutgers Business School, State University of New Jersey. Mr. Lu is a brother-in-law of Mr. Donald Zhang.

        Mr. Kevin Cheng Wei has served as our director since November 2008. He joined us as our chief financial officer in December 2007. Prior to joining us, from 2006 to 2007, Mr. Wei served as the chief financial officer of Solarfun Power Holdings Co., Ltd. (i.e. Hanwha SolarOne Co., Ltd.) (Nasdaq: HSOL), a Chinese solar company. From 2005 to 2006, Mr. Wei was the chief financial officer of an on-line advertising agency in China. Mr. Wei was the chief audit executive of LG Philips Displays International Ltd. from 2003 to 2005, where he was responsible for managing global internal audit coverage and risk management. From 1999 to 2003, he was Asia Pacific regional corporate audit manager with Altria Corporate Services Inc., including one year at Nabisco Inc. prior to its acquisition by Kraft Foods. Prior to Altria, from 1991 to 1999, Mr. Wei worked with KPMG LLP and Deloitte Touche LLP. Mr. Wei graduated from Central Washington University, where he received his bachelor's degree (cum laude) with a double major in accounting and management information systems.

        Mr. Kevin Yung has served as our executive vice president since 2009 and director since 2010, responsible for our business development and the real estate fund business. From 2007 to 2009, Mr. Yung was a partner at a local financial advisory firm based in Beijing. From 2006 to 2007, Mr. Yung was a vice president with the Special Situations Group of Morgan Stanley. From 2003 to 2006, Mr. Yung was a vice president with the Special Situations Group of Citigroup Global Markets Asia. From 1998 to 2003, Mr. Yung was an associate with the Real Estate Principal Investing Group of Morgan Stanley in New York, Tokyo and Hong Kong. From 1996 to 1998, Mr. Yung was an analyst with the Real Estate Investment Group at J.P. Morgan in New York. Mr. Yung received his bachelor's degree in finance and economics from Babson College.

        Mr. Weiping Zhang has served as our director since 2006 and vice president since 2002. From 2004 to 2007, he was senior vice president of IFM Beijing. From 2002 to 2004, he was general manager for IFM BJ Broker. He was the representative of Maxpro International Enterprises, Inc. Beijing office from 1993 to 2002. Maxpro is an import and export and real estate investments company. From 1992 to 1993, Mr. Zhang was the Assistant General Manager of Hong Kong Donglong Company. Mr. Zhang received his bachelor's degree from Beijing Foreign Language Institute.

        Ms. Jennifer Tang has served as our director since 2009. Ms. Tang joined Avenue Asia Singapore Pte Ltd in 2006 and serves as its managing director and head of its legal department. From 2000 to 2006, Ms. Tang held various positions with Hutchison Whampoa Limited, including serving as group senior legal counsel of Hutchison Telecommunications International Ltd, a public company listed on the New York Stock Exchange and the Stock Exchange of Hong Kong. Ms. Tang received her bachelor's degree in commerce and a bachelor's degree in law from the University of New South Wales. She is currently admitted as a solicitor in New South Wales and Hong Kong.

        Mr. Qiang Chai has served as our independent director since January 2010. Mr. Chai has served as the independent director of Shanghai New Huangpu Real Estate Co. Ltd. and China Merchants Property Development Co. Ltd. since 2008. Mr. Chai also served as vice president and secretary general of China National Institute of Real Estate Appraisers and Brokers since 1999. From 1992 to 1999, he was the director of the Real Estate and Residence Research Institute and deputy chief economist of the Policy Research Center of the Ministry of Housing and Urban-Rural Development of PRC. From 1985 to 1992, Mr. Chai was chief and deputy director of the Urban Economic Research Office of Urban-Rural Development Economic Institute. Mr. Chai received his bachelor's degree in engineering from Wuhan University of Technology, and his master's degree and doctorate degree in economics from the graduate school of China Academy of Social Sciences.

        Mr. Liang Pei has served as our independent director since January 2010. Mr. Pei has also served as the independent director of Ningbo Sanjiang Procurement Association Co. Ltd. since 2010. Mr. Pei has served as the secretary general of China Chain Store & Franchise Association since 2002 and an independent director of Fujian New Hua Du Supercenter Co., Ltd. since 2007. From 1992 to 2002, he worked as an official with Ministry of Internal Trade. Mr. Pei received his bachelor's degree in commerce and economics and doctorate degree in business administration, both from Renmin University of China.

        Mr. Conor Chiahung Yang has served as our independent director since January 2010. Mr. Yang is the chief financial officer of DangDang.com (Nasdaq: DANG) and has served in that role since March 2010. Prior to joining DangDang.com, he served as chief financial officer of AirMedia Group Inc. (Nasdaq:AMCN) from March 2007 to March 2010. He was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and worked at Morgan Stanley Asia from 1992 to 1994. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor's degree from Fu Jen University in Taiwan in 1985.

        Ms. Lihong Ma has served as our legal vice president since 2008. From 2007 to 2008, she was an associate of DLA Piper UK LLP. From 2006 to 2007, and from 2001 to 2004, she was an attorney of Dacheng Law Offices. From 2004 to 2006, Ms. Ma was the head of the legal department of the Beijing office of CapitaLand (China) Investment Co., Ltd. From 1996 to 2000, she was a translator of the Beijing office of Hong Kong Dragon Airlines Limited. From 1995 to 1996, she was a teacher of the training center of Beijing Automobile Industry Group. Ms. Ma received her bachelor's degree from China University of Politics Science and Law and her master's degree from Peking University School of Law. Ms. Ma is qualified for PRC Bar.

        Mr. Hao Wang has served as the vice president and general manager of our franchise services business unit since 2009. Mr. Wang joined us in 2001 and served as franchise sales manager and franchise sales director of IFM Beijing and the general manager of IFM SH. From 1999 to 2001, he was the general manager of American Haohua Investment Consultant Company. From 1995 to 1999, Mr. Wang was the manager of the marketing division of China Pacific Insurance (Group) Co., Ltd. Mr. Wang received his bachelor's degree from the Fine Art College of Shanghai University and his EMBA degree from the University of Texas at Arlington.

        Mr. Sheng Kang has served as general manager of our mortgage management services business unit since 2008. From 2007 to 2009, he was the general manager of Beijing Kaishengjinglue Guarantee Co.

Limited. From 2006 to 2007, he was the general manager of Beijing Weijia Anjie Investment Guarantee Co., Ltd. From 2002 to 2006, he was the finance service and trading management director of 5i5j Real Estate Co., Ltd. From 2000 to 2002, Mr. Kang was the deputy general manager of Dongfang Hengji Real Estate Consulting Co., Ltd. of Dongli Group. From 1999 to 2000, he was the project deputy manager of China Xin Xing Construction Development Co., Ltd. Mr. Kang received his bachelor's degree from Wuhan University of Hydraulic and Electrical Engineering and his master's degree from Tsinghua University.

        Mr. Hau Piu Ip has served as the general manager of Shanghai Ruifeng since 2009. He was a director and general manager of Shanghai Hopefluent Real Properties Consulting Co. Limited since 2007. From 1997 to 2006, he was the senior director of Centaline Property Agency Limited. Mr. Ip received his bachelor's degree from Liverpool John Moores University and his master's degree from Tongji University and United Business Institutes of Belgium.

Employment Agreements

        We have entered into employment agreements with each of our executive officers. We may terminate an executive officer's employment for cause, at any time, without remuneration, for certain acts of the officer, including, but not limited to, the continued failure to perform duties and obligations, fraud or material dishonesty and a conviction or plea of guilty for the commission of a felony or other crimes. An executive officer may terminate the employment at any time upon advance written notice. Furthermore, we may terminate an executive officer's employment at any time without cause, in which case, we will continue to make the base salary payment and certain benefits to the executive officer within a severance period in accordance with the employment agreement.

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

B.    COMPENSATION

        For the year ended December 31, 2010, we paid an aggregate of approximately RMB13.8 million in cash compensation to our executive officers, and we did not pay any cash compensation to our non-executive directors. In addition, for the year ended December 31, 2010, after giving effect to our 10-for-1 share split effected January 4, 2010, we granted 2,900,000 options to our executive officers and directors to purchase ordinary shares of our company at an average exercise price at US$0.26 per share. These options expire five years after their dates of grant, and the aggregate number of ordinary shares underlying these options is 2,531,896. The total amount set aside or accrued by us to provide pension, retirement or similar benefits for our executive officers and directors for the year ended December 31, 2010 was approximately RMB0.5 million.

Stock Incentive Plan

        Stock Incentive Plan.    On August 18, 2006, we adopted a stock incentive plan, or the plan, which was amended on October 19, 2007 and February 1, 2008, to provide additional incentive to those officers, employees, directors, consultants and others who serve our company, in order to strengthen the commitment of such persons to our company, motivate such persons to faithfully and diligently perform their duties and to attract and attain competent and dedicated persons whose efforts will result in our long-term growth and profitability. The plan permits us to grant five types of awards: incentive stock options, nonqualified stock options, restricted shares, restricted share units and other awards. As of December 31, 2010, the ordinary shares reserved for issuance under our plan represented 5.30% of our equity interest on a fully-diluted basis and the plan provides for proportional adjustment of such reserved shares in the event of adjustments to the conversion price of the preferred shares. As of December 31, 2010, after giving effect to our 10-for-1 share split effected January 4, 2010, we had outstanding 43.30 million options to purchase ordinary shares of our company exercisable at a weighted average exercise price at US$0.15 per share option and the aggregate number of ordinary shares underlying these options is 37.81 million. These options generally expire five years after their dates of grant. See Note 17 "Share-Based Compensation" in the Consolidated Financial Statements for additional information.

        Plan Administration.    Our board of directors, or a committee designated by our board or directors, administers the plan. The committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of granting awards under the plan.

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

        Termination of the Plan.    Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any grantee unless agreed by the grantee and the plan administrator or (ii) affect the plan administrator's ability to exercise the powers granted to it under our plan.

C.    BOARD PRACTICES

Board of Directors

        Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may, subject to any separate requirement for audit committee approval under applicable law or the listing rules of the New York Stock Exchange, and unless disqualified by the chairman of the relevant board meeting, vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of our company which are not, by the Companies Law or its amended and restated articles of association, required to be exercised by shareholders, including the power to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of our company or of any third party.

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

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

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

        On November 10, 2010, at our annual meeting of shareholders, Donald Zhang, Kevin Yung and Liang Pei were re-elected as Class I directors. Their terms will expire at the annual meeting of shareholders to be held in 2013;

        Weiping Zhang, Jennifer Tang and Conor Chiahung Yang are Class III directors, whose terms will expire at the annual meeting of shareholders to be held in 2012; and

        Harry Lu, Kevin Cheng Wei and Qiang Chai are Class II directors, whose terms will expire at the annual meeting of shareholders to be held in 2011.

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

Audit Committee

        Our audit committee consists of Conor Chiahung Yang and Liang Pei. Conor Chiahung Yang and Liang Pei satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. In addition, Conor Chiahung Yang and Liang Pei meet the

"independence" standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Conor Chiahung Yang is the chairman of our audit committee. Our audit committee consists solely of independent directors that satisfy New York Stock Exchange and SEC requirements. Effective October 29, 2010, Kevin Yung, one of our independent directors and our executive vice president, resigned from our audit committee. As a result, we currently have only two independent directors on our audit committee and we no longer comply with Section 303A of the Corporate Governance Rules of the New York Stock Exchange, which requires a listed company to have three independent directors on its audit committee within one year of listing. While we expect to appoint another independent director to our audit committee and regain compliance with these corporate governance rules in the near future, as a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements as to the minimum number of audit committee members. The corporate governance practice in our home country, the Cayman Islands, does not require a minimum number of members on any committees.

        The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

  •
  meeting separately and periodically with management and the independent auditors.

D.    Employees

        We recruit sales professionals for our company-owned sales offices based on their education, qualification, experience and personality. We recruit on an as-needed basis. Most new recruits undergo a probation period before they are formally hired. We had 2,990, 5,313 and 9,568 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our full-time employees by area of responsibility as of the dates indicated:

	As of December 31,
	2008	2009	2010
Company management	42	49	51
Sales professionals	2,318	4,203	7,337
Other employees	630	1,061	2,180

Total	2,990	5,313	9,568

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

E.    SHARE OWNERSHIP

        Please see Item 7.A.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

Beneficial Share Ownership

        The following table sets forth information with respect to beneficial ownership of our ordinary shares as of May 13, 2011, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(1)
Directors and Executive Officers:
Donald Zhang(2)	273,838,122	40.2%
Harry Lu(3)	55,492,271	8.3%
Kevin Cheng Wei	*	*
Kevin Yung	*	*
Weiping Zhang	*	*
Jennifer Tang	—	—
Qiang Chai	—	—
Liang Pei	—	—
Conor Chiahung Yang	—	—
Lihong Ma	*	*
Hao Wang	*	*
Sheng Kang	*	*
Hau Piu Ip	*	*

All Directors and Executive Officers as a group(4)	288,240,101	41.4%

5% and above Shareholders:
IFM Overseas Partners L.P.(5)	277,330,393	40.5%
Goldman Sachs Strategic Investments (Asia) L.L.C.(6)	141,611,117	21.2%
GL Asia Mauritius II Cayman Limited(7)	236,678,514	35.5%

Notes:

*
Indicates less than 1%.

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

(2)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang through IFM Overseas Partners L.P., and (ii) 13,838,122 Class A ordinary shares underlying share options held by Donald Zhang that are exercisable within 60 days after the date of this annual report.

(3)
Includes (i) 52,000,000 of the 260,000,000 Class A ordinary shares held in IFM Overseas Partners L.P. by Harry Lu., and (ii) 3,492,271 Class A ordinary shares underlying share options held by Harry Lu that are exercisable within 60 days after the date of this annual report.

(4)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang and Harry Lu through IFM Overseas Partners L.P., and (ii) 28,240,101 Class A ordinary shares underlying share options held by our directors and executive officers as a group that are exercisable within 60 days after the date of this annual report.

(5)
Includes (i) 260,000,000 Class A ordinary shares held by IFM Overseas Partners L.P., and (ii) 17,330,393 Class A ordinary shares underlying share options held by Donald Zhang and Harry Lu that are exercisable within 60 days after the date of this annual report. IFM Overseas Limited, a corporation incorporated under the laws of the Cayman Islands that acts as the general partner of IFM Overseas Partners L.P. and exercises investment control over the Class A ordinary shares held by this entity. Maxpro International Enterprises, Inc., a New York corporation, owns 100% of the equity interest in IFM Overseas Limited. Donald Zhang owns 100% of the equity interest in Maxpro International Enterprises, Inc. , through D&M Capital Corporation. IFM Holding Company Limited and Harry Lu, each a limited partner of IFM Overseas Partners L.P., hold 80% and 20% of the partnership interest in IFM Overseas Partners L.P., respectively. IFM Holding Company Limited is a corporation incorporated under the laws of Cayman Islands, and is 100% owned by Maxpro International Enterprises, Inc. See also note 7 below for certain conversion rights held by GL Asia Mauritius II Cayman Limited.

(6)
Includes 141,611,117 Class A ordinary shares held by Goldman Sachs Strategic Investments (Asia) L.L.C. Goldman Sachs Strategic Investments (Asia) L.L.C. is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc., which is a bank holding company whose shares are listed on the New York Stock Exchange. The address of Goldman Sachs Strategic Investments (Asia) L.L.C. is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, USA.

(7)
Includes 91,893,513 Class A ordinary shares held by GL Asia Mauritius II Cayman Limited, a Cayman Islands exempted company. Also includes 144,785,001 ordinary shares, the number of shares estimated solely for the purpose of this report, to be transferred by IFM Overseas Partners L.P. to GL Asia Mauritius II Cayman Limited upon exchange of the secured exchangeable note issued by IFM Overseas Partners L.P. to GL Asia Mauritius II Cayman Limited. The exchangeable note may be exchanged at the option of GL Asia Mauritius II Cayman Limited for our ordinary shares at any time at least 55 days after our initial public offering. The exchange price shall be calculated based on the fair market value of our ordinary shares at the time of the exchange and the timing of the exchange, according to an agreed formula as set forth in further detail in the exchangeable notes. The number of shares into which the exchangeable note may be exchanged, estimated solely for the purpose of this report, is calculated based on an exchange price of US$0.11 per ordinary share, assuming that GL Asia Mauritius II Cayman Limited will exchange the exchangeable notes on May 13, 2011. GL Asia Mauritius II Cayman Limited is 50% owned by Avenue Asia International, Ltd. and 50% by GL Asia Mauritius II, LLC, but all of GL Asia Mauritius II Cayman Limited's beneficial interest in the above shares has been allocated solely to GL Asia Mauritius II, LLC. GL Asia Mauritius II, LLC is owned by Avenue Asia Investments, L.P., Avenue Asia Special Situations Fund III, L.P. and Avenue Asia Special Situations Fund IV, L.P., but all of GL Asia Mauritius II, LLC's beneficial interest in the above shares has been allocated solely to Avenue Asia Special Situations Fund IV, L.P., a Cayman Islands exempted limited partnership. The general partner of Avenue Asia Special Situations Fund IV, L.P. is Avenue Asia Capital Partners IV, Ltd., a Cayman Islands exempted company. The sole shareholder of Avenue Asia Capital Partners IV, Ltd. is Avenue Asia Capital Partners IV, LLC, a Delaware limited liability company. The managing member of Avenue Asia Capital Partners IV, LLC is GL Asia Partners IV, LLC, a Delaware limited liability company, which is controlled by Marc Lasry and Sonia Gardner. Voting and investment power of shares held by GL Asia Mauritius II Cayman Limited may be exercised by Avenue Asia Capital Partners IV, Ltd. or Avenue Asia Capital Management, L.P., a Delaware limited partnership. The general partner of Avenue Asia Capital Management, L.P. is Avenue Asia Capital Management GenPar, LLC, a Delaware limited liability company, which is controlled by Marc Lasry and Sonia Gardner. Mr. Lasry and Ms. Gardner disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The address of GL Asia Mauritius II Cayman Limited is 2nd Floor Anchorage Centre, Georgetown, Grand Cayman, Cayman Islands.

Changes in Share Ownership

        In May 2011, Goldman Sachs Strategic Investments (Asia) L.L.C converted all of its 80,502,938 Class B ordinary shares into 80,502,938 Class A ordinary shares.

Voting Rights

        After the conversion of all of our Class B ordinary shares into Class A ordinary shares in May 2011, none of our existing shareholders have different voting rights from other shareholders. Our Class B ordinary shares did not carry any voting rights.

Record Holders in the United States

        As of May 13, 2011, the latest practicable date, approximately 39.0% of our total outstanding Class A ordinary shares, were held by a single holder of record in the United States, JPMorgan Chase Bank, N.A., the depositary for our ADS program.

B.    RELATED PARTY TRANSACTIONS

Reorganization

        We underwent a reorganization in 2006 in connection with our private placement of Series A preferred shares to Goldman Sachs Strategic Investments (Asia) L.L.C., or Goldman Sachs Strategic Investments. Our reorganization went effective on August 24, 2006. As part of our reorganization, Beijing Xinye Jiayuan Real Estate Consulting Service Co., Ltd., or Xinye, a PRC wholly foreign-owned enterprise controlled by our founders, Mr. Donald Zhang and Mr. Harry Lu, agreed to transfer its 51% equity interests in IFM SH, 11.15% equity interests in IFM Beijing, 10% equity interests in Xiamen, 15% equity interests in Shandong and 10% equity interests in Xian, to us. Xinye completed its transfer of the IFM SH interests to us on December 4, 2008, the IFM Beijing interests on August 12, 2008, the Xiamen interests on December 26, 2008, the Shandong interests on December 4, 2006 and the Xian interests on February 9, 2009. See "Item 4. Information on the Company—A. History and Development of the Company."

Related Party Loans and other Payments

        We have entered into certain loan arrangements in the past with certain of our related parties, including our associate companies, Xinye, a PRC wholly foreign-owned enterprise controlled by Mr. Donald Zhang, our chairman and CEO, and Mr. Harry Lu, our vice chairman and president, and

Maxpro International Enterprises Inc., or Maxpro, a New York corporation owned by Mr. Donald Zhang through D&M Capital Corporation, and Tianjin Shiji TianRe Equity Investment Fund Management Limited Partnership ("Fund Management Partnership"), the partner of which is Mr. Kevin Yung, Executive Vice President and Director of our company, owning 10% equity interests in TianRe Co. Ltd. In January 2011, MMC BJ, a wholly-owned subsidiary of our company, entered into an entrusted loan agreement to offer RMB 30.0 million loan to Tianjin Shiji TianRe Equity Fund Limited Partnership ("TianRe Fund I"), a limited partnership established by the Fund Management Partnership. The loan is repayable at an annual interest rate of 14%.

        The following table sets forth the amounts due to and from those related parties which are controlled by our shareholders as of December 31, 2008, 2009 and 2010. On September 22, 2009, the amounts due from/to Xinye and Maxpro were fully settled. On the same day, an advance of approximately RMB5.9 million was made to Maxpro which is due on demand. On November 30, 2009, this remaining amount due from Maxpro was fully settled in cash.

		Amounts Outstanding as of December 31,
Amounts Due From Related Parties	Nature of Advances or Payment	2008	2009	2010
		(in thousands of RMB)
Xinye	Unsecured, interest-free advances with no repayment date, for operations of Xinye	36,024	—	—
Maxpro	Unsecured, interest-free advances with no repayment date, for operations of Maxpro	2,086	—	—
Fund Management Partnership	Interest-free advances		—	1,338
Xian	Royalty fees receivable		386	372

Amounts Due to Related Parties
Xinye	Amounts payable for transfer of entities as part of the Reorganization	5,700	—	—
Maxpro	Loans for operations of IFM Co.	27,465	—	—
Fund Management Partnership	Interest-free advances		—	11
Xian	Security deposit		250	250

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

        In connection with our initial public offering, all issued and outstanding shares of our Series A preferred shares were automatically converted, at the conversion price then in effect, into 61,108,179 shares of our Class A ordinary shares. In May, 2011, Goldman Sachs Strategic Investments (Asia) L.L.C converted all of its 80,502,938 Class B ordinary shares into 80,502,938 Class A ordinary shares.

        As part of our private placements, we and our founders granted to each of Goldman Sachs Strategic Investments, GL Asia Mauritius II Cayman Limited and Realogy certain minority protection rights, including pre-emptive rights, rights of first refusal and co-sale rights and consent rights regarding significant corporate actions. We and our founders also granted to Goldman Sachs Strategic Investments and GL Asia Mauritius II Cayman Limited certain corporate governance rights including the right to inspect our company and the right to appoint certain members to our board of directors. These minority protection rights automatically terminated upon completion of our initial public offering. In addition, we granted to each of Goldman Sachs Strategic Investments, GL Asia Mauritius II Cayman Limited and Realogy certain registration rights in relation to the shares to be issued upon conversion of their respective preferred shares.

Item 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        Please see "Item 18. Financial Statements" for our audited consolidated financial statements filed as a part of this annual report.

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

Item 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

        Not applicable, except for Item 9A (4) and Item 9C.

        Our ADSs, each representing 15 of our Class A ordinary shares, have been listed on the New York Stock Exchange since January 28, 2010. Our ADSs trade under the symbol "CTC." The following table provides the high and low closing prices for our ADSs on the New York Stock Exchange for 2010 and 2011 to date.

        On May 13, 2011, the last reported closing price for our ADSs was US$2.50 per ADS.

Calendar Period	High	Low
	(US$ per ADS)
2010
January 28 to March	8.15	6.85
April to June	7.20	4.76
July to September	6.17	4.80
October to December	5.80	3.71
November	5.30	4.01
December	5.00	3.71
2011
January	4.99	4.39
February	4.92	4.04
March	4.78	3.55
April	3.46	2.46
May (through May 13th)	2.63	2.38

C.    MARKETS

        Our ADSs, each representing 15 of our ordinary shares, have been listed on New York Stock Exchange since January 28, 2010 under the symbol "CTC."

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

C.    MATERIAL CONTRACTS

        We have not entered into any material contracts other than in the ordinary course of business or other than those described in "Item 4. Information on the Company" and elsewhere in this annual report on Form 20-F.

D.    EXCHANGE CONTROLS

        See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange and Dividend Distribution."

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

People's Republic of China Taxation

        Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the CIT Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform corporate income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company's jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.

        Under the CIT Law, enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China are considered PRC resident enterprises and therefore be subject to PRC corporate income tax at the rate of 25% on their worldwide income. Under the implementation rules of the CIT Law, "de facto management bodies" is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management bodies" located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) more than half of the enterprise's directors or senior management with voting rights reside in the PRC.

        Ambiguities exist with respect to the interpretation of the provisions of the CIT Law, its implementation regulations and other regulations relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the CIT Law. If we are deemed to be a PRC resident enterprise, we will be subject to PRC corporate income tax at the rate of 25% on our worldwide income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC corporate income tax because the CIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from corporate income tax. However, as there is still uncertainty as to how the CIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC corporate income tax exemptions or reductions.

        In addition, ambiguities exist with respect to the interpretation of the provisions of the CIT Law and its implementation rules relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the CIT Law. If we became a PRC resident enterprise under the PRC tax system and received income other than dividends, our profitability and cash flows would be adversely impacted due to our worldwide income being taxed in China under the CIT Law.

United States Federal Income Taxation

        The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

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

Passive Foreign Investment Company Considerations

        A non-U.S. corporation, such as our company, will be classified as a "passive foreign investment company" or a PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company's unbooked intangibles are taken into account. A non-U.S. corporation will be treated as owning a proportionate share of the assets and income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

        We do not believe that we were classified as a PFIC for the year ended December 31, 2010. Based on the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules, we may be classified as a PFIC for the current taxable year if the price of our ADSs or ordinary shares continue to decline and we continue to hold a substantial portion of the cash raised in our initial public offering as liquid assets. The composition of our income and our assets will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where we determine not to deploy significant amounts of cash to (i) fund the development of our company-owned brokerage services business; (ii) fund the development of our company-owned sales offices, (iii) invest and upgrade our information and operations systems; or (iv) fund general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

        In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines from the current level on a sustained basis, we may be or become classified as a PFIC for the current or one or more future taxable years. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming classified as a PFIC for the current or one or more future taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

        Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC, and our PFIC status will depend on whether (i) we follow our capital expenditure plans and (ii) our market capitalization expands or contracts from its current level. The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Ordinary Shares" is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our 2011 or subsequent taxable years are generally discussed below under "Passive Foreign Investment Company Rules."

Dividends

        Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a reduced rate provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and we presently believe our ADSs should qualify as being readily tradable. In the event that we are deemed to be a PRC resident enterprise under the CIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty. See "Item 10. Additional Information—E. Taxation—Peoples' Republic of China Taxation." If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In the event that we are deemed to be a PRC resident enterprise under the CIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

        A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares, each determined in US dollars. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are currently eligible for reduced rates of taxation. Any gain or loss will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. See "Item 10. Additional Information—E. Taxation—Peoples' Republic of China Taxation." The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules, if a U.S. Holder receives any such excess distribution or realizes any such gain:

  •
  such excess distribution or realized gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

  •
  such amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (a "pre-PFIC" year) will be taxable as ordinary income;

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

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), we will continue to be treated as a PFIC with respect to such holder for all subsequent years during which such holder holds the ADSs or ordinary shares, unless we cease to be a PFIC and such holder makes a "deemed sale" election or, in certain circumstances, a "deemed dividend" election with respect to the ADSs or ordinary shares, as applicable. If a deemed sale election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares held by such holder at their fair market value and any gain from such deemed sale would be subject to the PFIC rules described above. If a deemed dividend election is made, the U.S. Holder must include in income as a dividend its pro rata share of certain earnings and profits of our company, and such deemed dividend would be treated as an excess distribution for purposes of the PFIC rules described above. After the deemed sale election or deemed dividend election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder's ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election, provided that the ADSs are regularly traded or the New York Stock Exchange. We believe that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as income as ordinary income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such loss is allowed only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any ordinary income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

        Subject to certain limitations, a United States person may make a "qualified electing fund" election, or QEF election, with respect to its investment in a PFIC in which the United States person owns shares (directly or indirectly) of the PFIC. This alternative will not, however, be available to U.S. Holders as the we do not currently intend to compute and report the information necessary to make a QEF election.

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual Internal Revenue Service Form 8621. In addition, pursuant to recently enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Information Reporting

        Information reporting requirements and backup withholding may apply to certain payments to U.S. Holders of dividends and to the proceeds of a sale or other disposition of ADSs or ordinary shares. Backup withholding may be required if the U.S. Holder fails (i) to furnish the U.S. Holder's taxpayer identification number, (ii) to certify that such U.S. Holder is not subject to backup withholding or (iii) to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders are not subject to the information reporting and backup withholding requirements. Backup withholding is not an additional tax. A U.S. Holder generally may be entitled to a refund or a credit with respect to any amounts withheld under the backup withholding rules, provided that the required information is furnished to the IRS in a timely manner.

        In addition, certain U.S. Holders who are individuals and who hold certain foreign financial assets (which may include ADSs or ordinary shares) may be required to report information relating to such assets, subject to certain exceptions. Each U.S. Holder should consult its own tax advisor regarding the effect, if any, of this reporting requirement on its ownership and disposition of ADSs or ordinary shares.

F.     DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENTS BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        We have filed with the SEC a registration statement on Form F-1, a registration statement Form on F-6, and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review the full text of these documents.

        The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information on that website is not a part of this annual report.

        We will furnish to JPMorgan Chase Bank, N.A., as depositary of our ADSs, copies of our annual report. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders' meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders' meeting it receives.

        We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. We are also required to comply with the accelerated filing deadline beginning with our Form 20-F for the fiscal year ending December 31, 2011, which requires us to file our annual Form 20-F no later than four months after the close of each fiscal year, which is April 30.

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

I.     SUBSIDIARY INFORMATION

        For a listing of our principal subsidiaries, see "Item 4. Information on the Company— C. Organizational Structure."

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates. With respect to cash and cash equivalents as of December 31, 2010, a 10% decrease in interest rates would have decreased our interest income by RMB0.7 million for the year then ended.

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

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of over 20.0% of the RMB against the U.S. dollar from December 31, 2005 to December 31, 2010. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our cash and cash equivalents included aggregate amounts US$27.9 million as of December 31, 2010. A 1.0% increase in the value of the RMB against the U.S. dollar would decrease the amount of the RMB by RMB1.8 million as of December 31, 2010. We had U.S. dollar payables of US$1.1 million as of December 31, 2010. A 1.0% increase in the value of the RMB against the U.S. dollar would increase the payable amount by RMB0.1 million as of December 31, 2010. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

        JPMorgan Chase Bank, N.A. is the depositary for our ADSs. The depositary's office is located at 4 New York Plaza, New York, NY 10004. Each of our ADRs represents 15 of our Class A ordinary shares, par value US$0.001 per share.

  Fees Payable by ADS Holders

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

  •
  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

  Payments Received by Foreign Private Issuer

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The depositary reimbursed us for US$1.1 million for the year ended December 31, 2010.

        The table below sets forth the types of expenses that the depositary has reimbursed for us for the year ended December 31, 2010:

  Direct Payments

Category of Expenses	Amount (US$)
Legal fees	170,855.50
Accounting fees	890,582.00
Investor relations	—
Broker reimbursements	—
Total	1,061,437.50

  Indirect Payments

        The depositary has also agreed to waive certain fees for standard costs associated with the administration of our ADS program. The table below sets forth those expenses that the depositary waived in the year ended December 31, 2010:

Category of Expenses	Amount (US$)
Fees waived	800,000

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        On November 17, 2010, our board of directors adopted a shareholders rights plan. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on November 29, 2010. Subject to limited exceptions, these rights will be exercisable if a person or group becomes an "acquiring person" by acquiring beneficial ownership of 15% or more of the Company's ordinary shares or commencing a tender or exchange offer which, if consummated, could result in a person owning 15% or more of the Company's ordinary shares. In addition, if a person or group acquires beneficial ownership of 15% or more of the Company's ordinary shares, each right will generally entitle the holder, other than the acquiring person or group, to acquire ordinary shares of the Company (or, in certain circumstances, other securities) having a market value equal to twice the right's then current exercise price.

Use of Proceeds

        As of December 31, 2010 we had not used a substantial portion of the US$87.0 million in net proceeds received from our initial public offering. None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the "Evaluation Date"), Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management's Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

        Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to the preparation and presentation of consolidated financial statement and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company's management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company's management concluded that our internal control over financial reporting was effective as of December 31, 2010.

        Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of internal control over financial reporting as of December 31, 2010, as stated in its report, included on page F-2 of our Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

        In order to remedy the material weakness discovered in connection with the audit of our consolidated financial statements for the years ended December 31, 2007 and 2008, we undertook various initiatives to strengthen our internal control over financial reporting and improve our U.S. GAAP financial closing-related policies and procedures. These initiatives included hiring additional qualified professionals with relevant related experience for our finance and accounting department, increasing the level of interaction among our management, audit committee, implementing and formalizing internal control over financial reporting to comply with the requirements of

Section 404 of the Sarbanes-Oxley Act, providing additional training to our existing personnel, including areas of new and emerging accounting standards, enhancing our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting department. There were changes in our internal control over financial reporting, as described above, that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2009	2010
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	2,800	7,000	1,060
Audit-related fees(2)	6,020	434	66

Total	8,820	7,434	1,126

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

(2)
Audit-related fees means the aggregate fees in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees". Services comprising the fees disclosed under the category of "Audit-related fees" involve principally the performance of services relating to our initial and follow-on public offerings, issuance of comfort letters and rendering of listing advice.

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In August 2010, our board of directors authorized an ADS repurchase program, under which we may repurchase up to US$20.0 million of our ADSs on the open market from time to time, at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which allows us to repurchase the ADSs during periods in which we may be in possession of material non-public information) or otherwise. The timing and extent of any purchases depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law. As of December 31, 2010, we purchased 14,476,710 shares of our Class A ordinary shares for a total purchase price of approximately US$3.9 million (approximately RMB25.8million). For the purpose of this annual report only, all of the repurchased ordinary shares are not included in the number of our ordinary shares that were issued and outstanding as of a specified date. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The following table sets forth certain information related to purchases made by us of our ADSs under the program:

Period	Total number of ADSs purchased	Average price paid per ADS(1)		Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$	RMB(2)		US$	RMB(2)
November 2010	8,556	4.43	29.27	8,556	19,962,057	131,749,577
December 2010	956,558	3.94	26.00	965,114	16,193,357	106,876,158

(1)
The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)
The translations of U.S. dollar amounts into Renminbi amounts have been made at the exchange rate in effect on December 30, 2010, which was US$1.00 to RMB6.6000. See "Part I.—Item 3. Key Information—Selected Financial Data—Exchange Rate Information."

Item 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

Item 16G.    CORPORATE GOVERNANCE

        The following sets forth a summary of the significant ways our corporate governance practices differ from those followed by domestic companies under the New York Stock Exchange ("NYSE") listing standards set forth in the NYSE Listed Company Manual ("LCM").

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

  Executive Sessions with Only Non-management Directors and Independent Directors

        Under NYSE LCM Section 303A.03, non-management directors of each listed company must meet at regularly scheduled executive sessions without management. In addition, if the non-management directors include directors that are not "independent" within the definition set forth in NYSE LCM Section 303A, the listed company should at least once a year schedule an executive session including only independent directors. There is no requirement under the laws of the Cayman Islands that our non-management directors and independent directors meet in executive sessions and pursuant to the exemption granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

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

  Composition of Audit Committee

        Under NYSE LCM Section 303A.07, the audit committee must have a minimum of three members. We are not required under the laws of the Cayman Islands to have an audit committee or a minimum number of members on any committees. Pursuant to the exception granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

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

        Our consolidated financial statements are included at the end of this annual report.

Item 19.    EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
2.1
Registrant's Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
2.2
Registrant's Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
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
2.5
Rights Agreement, dated as of November 17, 2010, between IFM Investments Ltd, a Cayman corporation, and American Stock Transfer & Trust Company, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the Securities and Exchange Commission on November 17, 2010).
4.1
Amended and Restated 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
4.2
Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
4.3
Form of Employment Agreement with Donald Zhang, Harry Lu, Kevin Cheng Wei, Kevin Yung and Weiping Zhang (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

Exhibit Number		Description of Documents
4.4		English translation of Form of Labor Contract with Lihong Ma, Hao Wang, Qifeng Tan and Sheng Kang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
4.5
English translation of Labor Contract with Hau Piu Ip (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
4.6
Restated CENTURY 21 International Sub-franchise Agreement for the People's Republic of China, dated as of March 22, 2000 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
8.1	*	Subsidiaries of the Registrant.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Commerce & Finance Law Offices
15.2	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

*
Filed with this Annual Report on Form 20-F

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IFM INVESTMENTS LIMITED
By:	/s/ DONALD ZHANG
	Name:	Donald Zhang
	Title:	Chairman and Chief Executive Officer

Date: May 24, 2011

IFM INVESTMENTS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IFM Investments Limited:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of IFM Investments Limited and its subsidiaries (collectively, the "Company") at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2010). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People's Republic of China
May 24, 2011

IFM INVESTMENTS LIMITED

Consolidated Balance Sheets as of December 31, 2009 and 2010

(in thousands, except par value)

	December 31,
	2009 RMB	2010 RMB	2010 US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	334,589	520,647	78,886
Cash in bank-time deposits	—	120,000	18,182
Restricted cash	28,784	32,498	4,924
Accounts receivable, net	61,938	50,599	7,667
Loans receivable, net	—	12,732	1,929
Amounts due from related parties	386	1,710	259
Prepaid expenses and other current assets	25,642	55,096	8,348

Total current assets	451,339	793,282	120,195

Non-current assets:
Equity investments	880	6,210	941
Property and equipment, net	41,181	78,330	11,868
Intangible assets, net	27,825	34,888	5,286
Goodwill	9,281	16,607	2,516
Other non-current assets	13,328	29,225	4,428

Total assets	543,834	958,542	145,234

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	8,695	17,397	2,636
Accrued expenses and other current liabilities	130,668	163,036	24,702
Amounts due to related parties	250	261	40
Deferred revenue	6,664	9,032	1,368

Total current liabilities	146,277	189,726	28,746

Long-term deposits payable	10,710	13,316	2,018
Deferred tax liabilities	353	1,803	273

Total liabilities	157,340	204,845	31,037

Commitments and contingencies (Note 23)
Convertible redeemable preferred shares (US$0.001 par value, 311,367 shares authorized, issued and outstanding, with a redemption value of RMB566,470 as of December 31, 2009)	518,318	—	—
Shareholders' (deficit) equity:
Class A ordinary shares (US$0.001 par value, 1,013,747 and 3,133,000 shares authorized, 260,000 and 608,793 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	2,152	4,533	687
Class B ordinary shares (US$0.001 par value, none outstanding as of December 31, 2009; 100,000 shares authorized, 80,503 shares issued and outstanding as of December 31, 2010)	—	550	83
Treasury stock (US$0.001 par value, nil and 14,477 Class A ordinary shares repurchased, as of December 31,2009 and 2010, respectively)	—	(25,824)	(3,913)
Additional paid-in capital	—	1,072,079	162,437
Statutory reserves	1,173	5,595	848
Accumulated deficit	(135,205)	(301,865)	(45,737)

Total IFM Investments Limited shareholders' (deficit) equity	(131,880)	755,068	114,405

Non-controlling interests	56	(1,371)	(208)

Total shareholders' (deficit) equity	(131,824)	753,697	114,197

Total liabilities, convertible redeemable preferred shares and shareholders' (deficit) equity	543,834	958,542	145,234

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2008 RMB	2009 RMB	2010 RMB	2010 US$
				(Note 2(c))
Net revenue	273,359	651,656	530,829	80,429
Costs and expenses:
Commissions and other agent-related costs	(151,550)	(289,146)	(318,872)	(48,314)
Operating costs	(146,457)	(119,605)	(199,670)	(30,253)
Selling, general and administrative expenses	(102,952)	(101,421)	(176,271)	(26,708)

Total costs and expenses	(400,959)	(510,172)	(694,813)	(105,275)

(Loss) income from operations	(127,600)	141,484	(163,984)	(24,846)
Interest income	4,441	2,244	6,685	1,013
Other income	—	—	9,350	1,417
Foreign currency exchange loss	(5,526)	(496)	(12,161)	(1,843)

(Loss) income before income tax and share of associates' losses	(128,685)	143,232	(160,110)	(24,259)
Income tax	(2,076)	(8,275)	(2,985)	(452)
Share of associates' losses	(1,126)	(162)	(605)	(92)

Net (loss) income	(131,887)	134,795	(163,700)	(24,803)
Net (income) loss attributable to non-controlling interests	(431)	246	1,462	222

Net (loss) income attributable to IFM Investments Limited	(132,318)	135,041	(162,238)	(24,581)

Accretion of convertible redeemable preferred shares	(15,759)	(16,426)	(1,213)	(184)
Income allocated to participating preferred shareholders	—	(64,639)	—	—

Net (loss) income attributable to ordinary shareholders	(148,077)	53,976	(163,451)	(24,765)

Net (loss) income per share, basic	(0.57)	0.21	(0.25)	(0.04)
Net (loss) income per share, diluted	(0.57)	0.20	(0.25)	(0.04)
Net (loss) income per ADS, basic	(8.54)	3.11	(3.75)	(0.57)
Net (loss) income per ADS, diluted	(8.54)	3.06	(3.75)	(0.57)
Shares used in calculating net (loss) income per share, basic	260,000	260,000	654,637	654,637
Shares used in calculating net (loss) income per share, diluted	260,000	264,396	654,637	654,637
Number of ADS used in calculating net (loss) income per ADS, basic	17,333	17,333	43,642	43,642
Number of ADS used in calculating net (loss) income per ADS, diluted	17,333	17,626	43,642	43,642

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Shareholders' (Deficit) Equity for the years ended December 31, 2008, 2009 and 2010

(in thousands)

	IFM Investments Limited Shareholders' (Deficit) Equity
	Ordinary Shares		Treasury stock
					Additional Paid-in Capital RMB			Non- controlling Interests RMB	Total Shareholders' (Deficit) Equity RMB
	Shares	Amount RMB	Shares	Amount RMB		Statutory Reserves RMB	Accumulated Deficit RMB
Balance as of January 1, 2008	260,000	2,152	—	—	28,537	—	(135,695)	2,575	(102,431)

Net (loss) income	—	—	—	—	—	—	(132,318)	431	(131,887)
Share-based compensation	—	—	—	—	730	—	—	—	730
Acquisition of non-controlling interests	—	—	—	—	—	—	—	(3,006)	(3,006)
Accretion of convertible redeemable preferred shares	—	—	—	—	(15,759)	—	—	—	(15,759)

Balance as of December 31, 2008	260,000	2,152	—	—	13,508	—	(268,013)	—	(252,353)

Net income (loss)	—	—	—	—	—	—	135,041	(246)	134,795
Share-based compensation	—	—	—	—	1,858	—	—	—	1,858
Establishment of subsidiaries	—	—	—	—	—	—	—	302	302
Accretion of convertible redeemable preferred shares	—	—	—	—	(15,366)	—	(1,060)	—	(16,426)
Appropriation to statutory reserves	—	—	—	—	—	1,173	(1,173)	—	—

Balance as of December 31, 2009	260,000	2,152	—	—	—	1,173	(135,205)	56	(131,824)

Issuance of ordinary shares upon initial public offering	187,312	1,279	—	—	535,889	—	—	—	537,168
Net loss	—	—	—	—	—		(162,238)	(1,462)	(163,700)
Issuance of ordinary shares upon exercise of share options	3,142	21	—	—	2,643	—	—	—	2,664
Share-based compensation	—	—	—	—	16,860	—	—	—	16,860
Establishment of subsidiaries	—	—	—	—	—	—	—	35	35
Accretion of convertible redeemable preferred shares	—	—	—	—	(1,213)	—	—	—	(1,213)
Conversion of convertible redeemable preferred shares	238,842	1,631	—	—	517,900	—	—	—	519,531
Appropriation to statutory reserves	—	—	—	—	—	4,422	(4,422)	—	—
Share repurchases	—	—	(14,477)	(25,824)	—	—	—	—	(25,824)

Balance as of December 31, 2010	689,296	5,083	(14,477)	(25,824)	1,072,079	5,595	(301,865)	(1,371)	753,697

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

(in thousands)

	Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 2(c))
Cash flows from operating activities:
Net (loss) income	(131,887)	134,795	(163,700)	(24,803)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	16,019	17,941	22,945	3,477
Allowance for doubtful accounts	5,218	12,151	9,041	1,370
Effects of foreign currency exchange loss	4,408	496	12,161	1,843
Share-based compensation	730	1,858	16,860	2,555
Deferred tax liabilities	668	(518)	(38)	(6)
Share of associates' losses	1,126	162	605	92
Loss on disposal of property and equipment	10,679	1,638	3,060	464
Changes in operating assets and liabilities:
Accounts receivable	(8,886)	(60,456)	575	87
Loans receivable	—	—	218	33
Prepaid expenses and other current assets	8,800	(1,513)	(28,289)	(4,286)
Other non-current assets	(2,936)	(1,316)	(15,797)	(2,393)
Accounts payable	(1,905)	72	(3,387)	(513)
Accrued expenses and other current liabilities	245	76,621	25,269	3,826
Deferred revenue	(27,001)	1,268	2,368	359
Long-term deposits payable	2,062	137	(349)	(53)

Net cash (used in) provided by operating activities	(122,660)	183,336	(118,458)	(17,948)

Cash flows from investing activities:
Restricted cash	(4,060)	(240)	6,056	918
Placement/rollover of matured time deposits	—		(208,282)	(31,559)
Uplift of matured time deposits	—	—	88,282	13,377
Purchases of property and equipment	(23,084)	(14,118)	(48,794)	(7,393)
Providing loans	—	—	(16,150)	(2,447)
Receipt of loan principals	—	—	3,200	485
Purchases of intangible assets	(4,500)	—	—	—
Business combinations, net of cash acquired	(10,862)	—	(8,649)	(1,309)
Equity investments	—	—	(6,535)	(990)
Advance to the escrow account related to the acquisition of a mortgage credit company	—	—	(5,000)	(758)
Proceeds from disposal of equity investment	—	—	600	90

Net cash used in investing activities	(42,506)	(14,358)	(195,272)	(29,586)

Cash flows from financing activities:
Share repurchases	—	—	(26,816)	(4,063)
Restricted cash—customers deposits	1,344	(11,331)	(8,343)	(1,264)
Proceeds from issuance of preferred shares	16,162	—	—	—
Payment of initial public offering costs	—	(4,251)	(13,572)	(2,056)
Proceeds from issuance of ordinary shares upon initial public offering	—	—	557,455	84,462
Proceeds from issuance of ordinary shares upon exercise of share options	—	—	2,664	403
Capital contributions from non-controlling interests	—	302	35	5
Advances from related parties	12,454	38,158	—	—
Repayment of advances from related parties	(15,344)	(34,213)	(1,338)	(203)

Net cash provided by (used in) financing activities	14,616	(11,335)	510,085	77,285

Effects of foreign exchange rate changes on cash and cash equivalents	(3,689)	(31)	(10,297)	(1,560)
Net increase (decrease) in cash and cash equivalents	(154,239)	157,612	186,058	28,191
Cash and cash equivalents at the beginning of the year	331,216	176,977	334,589	50,695

Cash and cash equivalents at the end of the year	176,977	334,589	520,647	78,886

Supplemental schedule of non-cash activities
Conversion of convertible redeemable preferred shares into ordinary shares	—	—	519,531	78,717
Consideration payable for business combination	—	—	1,587	240
Supplemental disclosure of cash flow information
Income tax paid	1,416	131	1,405	213
Interest paid	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

a)    Organization and principal activities

        IFM Investments Limited (the "Company") was incorporated in the Cayman Islands on November 30, 2005, by IFM Holding Company Ltd. ("IFM Holding"), a Cayman Islands exempt company. In incorporating the Company, IFM Holding contributed all of its equity interests in IFM Company Ltd. ("IFM Co."), a Cayman Islands exempt company, to the Company. IFM Holding was a wholly-owned subsidiary of Maxpro International Enterprise, Inc. ("Maxpro"), a New York corporation. Maxpro was 100% owned by Mr. Donald Zhang through D&M Capital Corporation.

        On December 15, 2005, IFM Overseas Partners L.P., a Cayman Islands limited partnership (the "Partnership") was established and IFM Holding and IFM Overseas Limited became the limited and general partner of the Partnership, respectively. IFM Overseas Limited was 100% owned by Mr. Donald Zhang through Maxpro.

        On August 24, 2006, IFM Holding contributed all of its equity interests in the Company to the Partnership in exchange for 80% ownership therein. On the same date, Mr. Harry Lu was admitted to the Partnership as a limited partner with a 20% ownership.

        Following the contribution of the Company to the Partnership, on August 24, 2006, Goldman Sachs Strategic Investments (Asia) L.L.C. ("Goldman") committed to invest US$22.0 million (approximately RMB175.3 million) in the Company in exchange for 200.0 million Series A Preferred Shares.

        On August 18, 2006, the Company adopted an Employee Stock Option Plan (the "ESOP"). 40.0 million ordinary shares were reserved and authorized for issuance under the ESOP.

        On October 19, 2007, the Company issued 105.3 million Series B Preferred Shares to GL Asia Mauritius II Cayman Limited for US$40.0 million (approximately RMB300.6 million).

        On October 19, 2007, the shareholders of the Company approved to amend the ordinary shares reserved under the ESOP to 85.3 million and the ordinary shares authorized under the ESOP to 52.5 million.

        On February 21, 2008, the Company issued 6.1 million Series B Preferred Shares to Realogy Corporation ("Realogy") for US$2.3 million (approximately RMB16.7 million).

        On December 30, 2009, in preparation for the intended Qualified IPO and potential IPO as amended, the shareholders and Board of the Company approved resolutions effecting certain amendments to the authorised and issued share capital to effect a 10-for-one split of the Company's share capital pursuant to which each ordinary share, Series A and Series B convertible preferred share of the Company was subdivided into 10 shares at a par value of US$0.001 per share. All share and per share amounts presented in the consolidated financial statements have been restated on a retroactive basis to reflect the effect of the share split.

        On January 28, 2010, the Company offered 12,487,500 American Depositary Shares ("ADS"), representing 187,312,500 ordinary shares, at US$7.00 each to the public, raising gross proceeds of RMB 557.5 million. The Company's ADS are quoted on New York Stock Exchange ("NYSE").

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

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

  ii)
  reorganized the share capital such that the total authorised share capital of the Company of 3,333,000,000 shares of a nominal or par value of US$0.001 each being reclassified and redesignated into 3,133,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each (the "Class A Ordinary Shares"), 100,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each (the "Class B Ordinary Shares") and 100,000,000 preferred shares of a nominal or par value of US$0.001 each (the "Preferred Shares");

  iii)
  converted all of the then currently issued and outstanding 200,000,000 Series A Preferred Shares and 111,367,270 Series B Preferred Shares into 238,842,277 Class A Ordinary Shares; and

  iv)
  re-designated all of the then issued and outstanding ordinary shares into Class A Ordinary Shares on a one to one basis and further re-designated 80,502,938 of the then issued and outstanding Class A Ordinary Shares registered in the name of Goldman Sachs Strategic Investments (Asia) L.L.C. into 80,502,938 Class B Ordinary Shares.

        The Company's subsidiaries are principally engaged in franchising the CENTURY 21® brand name and operation systems to regional sub-franchisees and outlet stores (collectively "franchisees") that are independently-owned and operated. The Company provides operational and administrative services, tools and systems to franchisees, which are designed to assist franchisees in achieving increased revenue and profitability. Specifically, the Company and its subsidiaries operate in the following businesses:

  (i)
  Company-owned Brokerage Services—operates a full-service real estate brokerage business under the CENTURY 21® brand name in the People's Republic of China ("PRC").

  (ii)
  Mortgage Management Services—provides real estate mortgage brokerage and comprehensive advisory services in connection with the selection, application for and procurement of mortgage products to banks and home buyers, with part of these services provided in connection with the Company's real estate brokerage services business. Commencing from the third quarter of 2010, the Company also began to offer entrusted loans to consumers, with terms ranging from two to twelve months, which are secured with the borrowers' mortgage-free properties.

  (iii)
  Franchise Services—franchises the CENTURY 21® brand name and operation system in the PRC. On March 22, 2000, IFM Company Limited ("IFM Co."), one of the wholly-owned subsidiaries of the Company, entered into an arrangement, a Restated Century 21 International Subfranchise Agreement For the People's Republic of China ("Master Franchise Agreement"), with Cendant Global Services B.V. ("Cendant"), the owner of the CENTURY 21® brand, to acquire the exclusive right to use the CENTURY 21® brand and

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

    operation system in the PRC, from year 2000 to 2025 and is extendable at the Group's election for unlimited additional terms of 25 years upon payment of renewal fees of US$4.5 million for each renewal. Cendant Corporation, Cendant's parent company, subsequently restructured their business and spun off Cendant into Realogy. As part of this spin-off, Cendant assigned its rights under the Master Franchise Agreement to Realogy.

  (iv)
  Primary and Commercial Services—comprises two business units, one is to provide primary real estate agency services to real estate developers, and the other is to provide planning, consulting and brokerage services to commercial property developers.

        The Company and its subsidiaries are collectively referred to as the "Group".

b)    Reorganization

        The Company was established in the Cayman Islands in 2005 and subsequently reorganized on August 24, 2006 to be the holding company of its subsidiaries to facilitate investments by private equity investors (the "Reorganization"). To complete the Reorganization, entities that were held by Beijing Xinye Jia Yuan Real Estate Consulting Co., Ltd. ("Xinye"), a wholly-owned foreign enterprise, which were under the common control of Mr. Donald Zhang and Mr. Harry Lu, were transferred to the Company. These entities held by Xinye were:

Name		Place of registration / operation	% of Ownership held by Xinye	Effective date of transfer to the Company	Principal activity
1	Shanghai Yaye Real Estate Brokerage Co., Ltd. ("IFM SH")	PRC	51%	Dec 4, 2008	Real estate franchising
2	Beijing Aifeite International Franchise Consulting Company Ltd. ("IFM Beijing")	PRC	11%	Aug 12, 2008	Real estate franchising
3	Xiamen Shijitonghe Real Estate Consultant Co., Ltd. ("Xiamen")	PRC	10%	Dec 26, 2008	Real estate franchising
4	Shandong Jinan Sanlian Real Estate Brokerage Co., Ltd. ("Shandong")	PRC	15%	Dec 4,2006	Real estate franchising
5	Shaanxi Lide Industry Investments Co., Ltd. ("Xian")	PRC	10%	Feb 9, 2009	Real estate franchising

        The above entities were owned by Xinye and were transferred to the Company upon the completion of the Reorganization on February 9, 2009.

        Since Xinye and the Company were under common control of Mr. Donald Zhang and Mr. Harry Lu, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the years presented

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

c)     Major subsidiaries, variable interest entities ("VIE") and equity investments

        As of December 31, 2010, the Company's major subsidiaries, VIEs and equity investments are listed below.

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
Subsidiaries
1	IFM Company Ltd. ("IFM Co.")	Oct 4, 1999	Cayman Islands	100%	Subsidiary	Holding franchise right
2	Beijing Aifeite International Franchise Consulting Company Ltd. ("IFM Beijing")	Mar 1, 2000	PRC	100%	Subsidiary	Real estate franchising
3	City Integrated Residential Services (China) Limited ("CIR")	Oct 25, 2000	HK	100%	Subsidiary	Investment holding
4	Shanghai Yaye Real Estate Brokerage Co., Ltd. ("IFM SH")	Sep 29, 2002	PRC	100%	Subsidiary	Real estate franchising
5	CIR Real Estate Consultant (Shenzhen) Co., Ltd. ("Shenzhen CIR")	Sep 15, 2005	PRC	100%	Subsidiary	Real estate brokerage service
6	Genius Nation Investments Ltd. ("Genius")	May 18, 2006	British Virgin Islands	100%	Subsidiary	Investment holding
7	Shanghai Ruifeng Real Estate Investments Consultant Co., Ltd. ("Shanghai Ruifeng")	Sep 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service
8	Beijing Anxin Ruide Real Estate Brokerage Co., Ltd.("Beijing Anxin")	Oct 19, 2006	PRC	100%	Subsidiary	Real estate brokerage service
9	Shanghai Anshijie Real Estate Consultant Co., Ltd. ("Anshijie")	Nov 28, 2006	PRC	100%	Subsidiary	Investment holding
10	Beijing Kaisheng Jinglue Guarantee Co., Ltd., ("MMC BJ")	Aug 13, 2007	PRC	100%	Subsidiary	Real estate mortgage brokerage service
11	Kaisheng Jinglue (Shanghai) Investment Management Co., Ltd. ("MMC SH")	Apr 8, 2008	PRC	100%	Subsidiary	Real estate mortgage brokerage service
12	Beijing IFM International Real Estate Brokerage Co., Ltd. ("IFM BJ Broker")	May 27, 2008	PRC	100%	Subsidiary	Real estate franchising
13	Beijing IFM Investment Managements Limited ("IFM BJ Inv")	Sep 27, 2008	PRC	100%	Subsidiary	Investment holding
14	Shanghai Ruifeng Investment Managements Limited ("Ruifeng Inv")	Nov 20, 2008	PRC	100%	Subsidiary	Real estate brokerage service

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
15	Beijing Huachuang Xunjie Technology Co., Ltd. ("Huachuang")	July 16, 2009	PRC	100%	Subsidiary	Software development and licensing
16	Business Vision Management Consultants Limited ("BVMC")	Sep 18, 2009	HK	85%	Subsidiary	Investment holding
17	Beijing Kaicheng Huaxin Investment Consultants Limited ("PRI")	Oct 20, 2009	PRC	70%	Subsidiary	Primary residential properties market advisory service
18	Beijing Xinrui Shijiao Business Managements Consultant Co., Ltd. ("COM")	Jan 4, 2010	PRC	85%	Subsidiary	Commercial properties market advisory service
19	Shenzhen Kaian Investments Guarantee Co., Ltd ("Kaian")	Mar 10, 2010	PRC	100%	Subsidiary	Real estate mortgage brokerage service
20	Tianjin Shiji TianRe Investment Management Company Ltd. ("TianRe Co., Ltd.")	Jul 21, 2010	PRC	65%	Subsidiary	Fund management
21	Chengdu Yize Real Estate Brokerage Co., Ltd. ("IFM CD")	Sept 4,2003	PRC	100%	Subsidiary	Real estate franchising
22	Chengdu Yichuan Real Estate Brokerage Co., Ltd. ("Chengdu Yichuan")	Jun 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service
23	Chengdu Yidao Real Estate Brokerage Co., Ltd.("MMC CD")	Mar 4, 2004	PRC	100%	Subsidiary	Real estate mortgage brokerage service
VIEs
1	Beijing Huaxing Tianye Investment Management Co., Ltd ("Huaxing")	Sept 6, 2010	PRC	100%	VIE	Investment management
2	Beijing Rongzhong XingyeInvestment Co., Ltd ("Rongzhong")	Sept 6, 2010	PRC	100%	VIE	Investment management

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
Equity Investments
1	Shaanxi Lide Industry Investments Co., Ltd. ("Xian")	Dec 12, 2006	PRC	10%	Associate	Real estate franchising
2	Tianjin Shiji TianRe Equity Investment Fund Management Limited Partnership ("Fund Management Partnership")	July 21, 2010	PRC	65.35%	Associate	Fund management
3	Tianjin Shiji TianRe Equity Fund Limited Partnership ("TianRe Fund I")	Aug 19, 2010	PRC	3.61%	Associate	Fund investment

d)    Liquidity

        The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net loss of approximately RMB131.9 million for the year ended December 31, 2008, net income of approximately RMB134.8 million for the year ended December 31, 2009, and net loss of approximately RMB163.7 million for the year ended December 31, 2010. The net cash used in operating activities was approximately RMB122.7 million for the year ended December 31, 2008, the net cash provided by operating activities was approximately RMB183.3 million for the year ended December 31, 2009, and the net cash used in operating activities was approximately RMB118.5 million for the year ended December 31, 2010. Accumulated deficit was RMB135.2 million and RMB301.9 million as of December 31, 2009 and 2010, respectively. The Group assesses its liquidity by considering its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Historically, the Group has relied principally on both operational sources of cash, as well as non-operational sources of financing, from related parties and outside investors, to fund its operations and capital expansion needs. Furthermore, the Company received gross proceeds of RMB557.5 million from its initial public offering on the New York Stock Exchange on January 28, 2010. Based on above considerations, the Group's consolidated financial statements have been prepared on a going concern basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of preparation and consolidation

        The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation. The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Group in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers, or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

        A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, has controlling financial interest of the entity. The Company or its subsidiary is considered to be the primary beneficiary if the Company or its subsidiary has the power to direct the activities that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

        Investments in business entities, including limited partnership (see Note 7), in which the Group does not have control but has the ability to exercise significant influence over operating and financial policies or is the general partner, are accounted for using the equity method.

b)    Use of estimates

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group's consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, allowance for doubtful accounts, allowance for loan impairment, provision for losses associated with the interim financial guarantees, valuation allowance of deferred tax assets, and purchase price allocation relating to business combinations as well as property and equipment and goodwill and intangible assets impairment assessment. In addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on other various factors that they believe to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

c)     Convenience translation

        Translations of balances in the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows from RMB into United States dollars ("US$") as of and for the year ended December 31, 2010 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6000, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 30, 2010. No representation is made that the RMB

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2010, or at any other rate.

d)    Cash and cash equivalents and cash in bank-time deposits

        Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

        Cash in bank-time deposits consist of time deposits with banks with maturities of more than three months and less than one year.

e)    Restricted cash

        The restricted cash relates to (i) initial sales deposits received from the property buyers on behalf of the property sellers during the purchase process, which are deposited into designated bank accounts, (ii) cash deposited into banking institutions as security deposits for the mortgage management services, and (iii) cash proceeds related to National Advertising Fund (as defined in Note 2(k)) for marketing purposes on behalf of its franchisees. The total amount of restricted cash was approximately RMB28.8 million and RMB32.5 million as of December 31, 2009 and 2010, respectively.

f)     Accounts receivable

        Accounts receivable represent amounts recognized as revenue which have yet to be received from customers and franchisees. The Group accrues an allowance for doubtful accounts for those receivable balances which are unlikely to be collected based on management's analysis and estimates. Accounts receivable are stated net of the allowance for doubtful accounts.

g)     Property and equipment

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)    Intangible assets

        Intangible assets as of December 31, 2009 and 2010 consisted of:

  i)
  CENTURY 21® franchise rights acquired from Realogy represent the rights to use and sub-franchise the CENTURY 21® brand in the PRC for an initial period of 25 years (see Note 11). The Group amortizes intangible assets over their estimated useful lives on a straight-line basis.

  ii)
  Acquired intangible assets include the reacquired CENTURY 21® franchise rights, customer relationships, real estate listing databases, trademark and sub-franchisee base (see Note 11). Acquired intangible assets are recorded at fair value on the acquisition date and the Group amortizes these intangible assets over their estimated useful lives on a straight-line basis.

i)     Goodwill and indefinite-lived intangible assets

        Goodwill represents the excess of costs over fair value of assets of businesses acquired. Any shortfall represents the amount of goodwill impairment. The Group completes a two-step goodwill impairment test annually or more frequently if circumstances indicate impairment may have occurred. The first step compares the fair value of each reporting unit to its carrying amount. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

        The Group reviews the carrying amounts of goodwill and other indefinite-lived intangible assets at November 30 each year to determine if such assets may be impaired. The Group did not incur any impairment loss on goodwill and indefinite-lived intangible assets for any of the years presented.

j)     Impairment of long-lived assets

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years presented.

k)    Revenue recognition

        The Group recognizes revenue where there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales related taxes and discounts.

Company-Owned Brokerage Services

        As an owner-operator of real estate brokerages, the Group assists customers in listing, marketing, selling, leasing and finding homes and earns brokerage commissions. Brokerage commissions earned are recorded as revenue upon the signing of a real estate sales and purchase agreement between the buyer and the seller or rental agreement between the tenant and the landlord. The signing of such agreements is the evidence of recognition of the provision of the Group's services by the customers.

        The staff commissions are recognized concurrently with the associated brokerage commissions revenues, which are upon executing the sales and purchase agreement or rental agreement, and are presented as part of commissions and other agent-related costs in the consolidated statements of operations.

Mortgage Management Services

        The Group provides mortgage management services, many of which are provided in connection with the company-owned brokerage services business. The Group historically also provides interim financial guarantees to banking institutions in Beijing for a period ranging from approximately one to six months while government-owned property registries process and release the relevant mortgage pledge documents to the relevant banking institutions. Since the second quarter of 2010, the Group ceased to provide such interim financial guarantees.

        The mortgage management services income is recognized on a net basis when the mortgage loan funds are disbursed by banks to the customers. The financial guarantee revenue is recognized when the respective mortgage pledge documents are collateralized by the banking institutions.

        The group also began to offer entrusted loans, through its partnership arrangement with certain banks, to consumers in the lives of loans, based on third quarter of 2010. Income for the entrusted loans is recognized in the income statement over the lives of the loans, based on effective interest rates. The Group reviews the carrying amounts of entrusted loans at each quarter end or more frequently if circumstances indicated impairment may have occurred. The Group did not incur any impairment loss on the entrusted loans for the year ended December 31, 2010.

Franchise Services

        The Group recognizes franchise fee revenue as earned. Franchise revenue includes initial franchise fees, which are generally non-refundable and recognized by the Group as revenue when all services or conditions relating to the initial franchise fee have been performed and the Group has fulfilled all its commitments and obligations (generally when a franchisee commences its operations under the

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CENTURY 21® brand). Franchise revenue also consists of recurring franchise fees received from the Group's franchisees. The recurring franchise fees received are primarily based on the higher of a percentage of the franchisees' monthly gross income or a fixed minimum monthly amount. The recurring franchise fees are accrued as the underlying franchisee revenue is earned. For the years ended December 31, 2008, 2009 and 2010, the Group's initial franchise fees were RMB41.8 million, RMB12.1 million and RMB1.3 million, respectively.

        The Group also collects marketing fees from its franchisees and utilizes such fees to fund advertising campaigns on behalf of its franchisees (known as National Advertising Fund, or NAF). The NAF collected from the franchisees are restricted cash and correspond to the policy on restricted cash (see Note 2(e)). Management fee income of NAF, which is 15% of marketing fees collected from franchisees, is recognized in proportion to the NAF that had been spent during the reporting periods.

Primary and Commercial Services

        The Group provides marketing and sales agency services to real estate developers. The Group recognizes the commission revenue when the relevant purchase contract between property developers and property buyers become unconditional or irrevocable, and the services as stipulated in the agency contracts have been rendered by the Group. The Group may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as total volume over a pre-determined period. These additional agency service revenues are recognized when the Group has accomplished the required targets.

        The Group provides real estate consulting and agency services to commercial property developers. The Group recognizes revenue on consulting services when it has completed its services.

l)     Loans and allowance for loan impairment

        Loans are reported at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Based on management's initial intent and ability with regard to those loans, all the loans are held-for-investment and are classified as Loans, net of unearned income on the Consolidated Balance Sheet, and the related cash flows are included within the cash flows from investing activities category in the Consolidated Statement of Cash Flows on the lines Providing loans and receipt of loan principals.

        As a general policy, interest accrual ceases when monthly interest payments are 90 days contractually past due.

        Allowance for loan impairment represents management's best estimate of probable impairment inherent in the portfolio, as well as probable impairment related to large individually evaluated impaired attribution of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable loan impairment inherent in the overall portfolio. Additions to the allowance are made through the provision for loan impairment. Loan impairment are deducted from the allowance, and subsequent recoveries are added.

        No impairment of loans receivable was recognized for the year ended December 31, 2010.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)   Deferred revenue

        Deferred revenue generally consists of advances of brokerage commissions from customers for company-owned brokerage services and advances received from franchisees for initial franchise fees paid prior to the Group fulfilling its obligations as of balance sheet dates and they are recognized and transferred to revenue upon rendering of the services.

n)    Advertising expenses

        Advertising costs are expensed as incurred. Advertising-related expenses, including promotional expenses and production costs of marketing materials, amounted to RMB20.1 million, RMB12.1 million and RMB30.8 million during the years ended December 31, 2008, 2009 and 2010, respectively.

o)    Business tax and related surcharges

        The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on revenue at an applicable rate between 5% and 5.5% and is recorded as a reduction of revenues.

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

q)    Fair value measurements

        The Group's financial instruments include cash and cash equivalents, cash in bank-time deposits, restricted cash, accounts receivable, amounts due from/to related parties, loans receivable, equity investments, accounts payable, financial guarantees, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate their fair values. The Group measures its time deposits at fair value. A three-tier hierarchy is established which prioritizes the inputs used in the valuation methodologies in measuring fair value:

  Level 1—observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2—include other inputs that are directly or indirectly observable in the marketplace.

  Level 3—unobservable inputs which are supported by little or no market activity.

        The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        The Group values time deposits using quoted prices for securities with similar characteristics and other observable input. Accordingly, the valuation techniques are classified as Level 2.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2009 and 2010.

		Fair value measurement at reporting date using
Items	As of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents:
Time deposits with maturities less than three months	40,085,500	—	40,085,500	—

Total	40,085,500	—	40,085,500	—

		Fair value measurement at reporting date using
Items	As of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents:
Time deposits with maturities of three months or less	60,171,366	—	60,171,366	—
Cash in bank-time deposits:
Time deposits with maturities over three months	120,000,000	—	120,000,000	—

Total	180,171,366	—	180,171,366	—

r)     Share-based compensation

        The Company issues share options granted under a share incentive plan. The cost of employee services received in exchange for share-based compensation is measured at the grant date fair value of the award. Share-based compensation that were granted with service conditions are recognized, net of an estimated forfeiture rate, over the requisite service period of the award, which is the vesting term, based on the fair value of the award on the grant date.

s)     Business Combinations

        The Company accounts for business combinations using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

t)     Equity investments

        For the investments in business entities accounted for using the equity method, the Group's share of the post-acquisition profits or losses is recognized in the consolidated statement of operations and its share of post-acquisition movements in reserves is recognized in reserves. When the Group's share of losses in a business entity equals or exceeds its interest in this entity, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the business entity.

        The Group reviews such for impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investments. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. The two equity method investments as of December 31, 2009 were Xiamen and Xian. The three equity method investments as of December 31, 2010 were Xian, Fund Management Partnership and TianRe Fund I (see Note 7). No impairment losses were recorded for the year ended December 31, 2008, 2009 and 2010.

u)    Non-controlling interests

        Non-controlling interests represent the equity interests in the Group's subsidiaries that are not attributable, either directly or indirectly, to the Group. Prior to January 1, 2009, if the carrying value of the non-controlling interests' equity of the subsidiaries is reduced to zero, the subsidiaries' losses were no longer allocated to the non-controlling interests.

        On January 1, 2009, the Group adopted the new US GAAP guidance, which establishes accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. As required, the Group has incorporated the changes in its consolidated financial statements presentation for all years presented.

        In September 2009, the Group established a majority-owned subsidiary, namely BVMC, in which the Group owned 85% equity interest. In October 2009, the Group established a majority-owned subsidiary, namely PRI, in which the Group owned 70% equity interest.

        As of December 31, 2009, non-controlling interests are comprised of 15% of the net assets of BVMC held by Mr. Cai Yuxiang and 30% of the net assets of PRI held by Ms. Fang Na.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        On July 21, 2010, TianRe Co., Ltd. was established with 65% of its equity interests owned by the Company. The remaining 25% and 10% equity interests are owned by Everising Investment Management Company Ltd. ("Everising"), a third party investment advisory firm and Mr. Kevin Yung, Executive Vice President and director of the Company, respectively.

        As of December 31, 2010, non-controlling interests are comprised of 15% of the net assets of BVMC held by Mr. Cai Yuxiang, 30% of the net assets of PRI held by Ms. Fang Na, 35% of the net assets of TianRe Co., Ltd. held by Everising and Mr. Kevin Yung.

v)     Income tax

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

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2008, 2009 and 2010. As of December 31, 2010, the Group did not have any significant unrecognized uncertain tax positions.

w)    Guarantees

        For certain guarantees a guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. For the periods covered by this financial statements, the Group provided interim guarantee services to banking institutions for the mortgage services it refers to banks as part of its mortgage management services in Beijing. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which generally takes one to six months. Since the second quarter of 2010, the Group no longer offers interim guarantee services in Beijing due to regulatory changes.

x)     Statutory reserves

        The Company's subsidiaries in the PRC are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China's Foreign Investment

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Enterprises, the subsidiaries registered as wholly-owned foreign enterprises or sino-jointly invested companies under PRC law are required to make appropriations from its after-tax profits as determined under the Accounting Standards for Business Enterprises and the "Accounting System for Business Enterprises" as promulgated by the State of the People's Republic of China ("PRC GAAP") to non-distributable reserve fund, including a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The appropriation to the general reserve fund must be at least 10% of their after tax profits as determined under PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the boards of directors of the related subsidiaries. In addition, in accordance with the China Company Laws, the subsidiaries of the Company registered as China domestic companies must make appropriations from its after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the statutory public welfare fund and discretionary surplus fund is made at the discretion of the respective company.

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

        For the years ended December 31, 2009 and 2010, appropriations of RMB1,173,066 and RMB4,422,426 to the statutory reserve funds were made, respectively.

y)     Operating lease

        Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are expensed on a straight-line basis over the terms of the underlying lease.

z)     Net income (loss) per share and per ADS

        Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights to the extent that each class may share income for the period, whereas net loss is allocated to ordinary shares because other participating securities are not contractually obligated to share the loss of the Group. The Group's convertible redeemable preferred shares are participating securities. These preferred shares

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

were converted on February 2, 2010 (see Note 18) and no longer outstanding as of December 31, 2010. Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible redeemable preferred shares (using the if-converted method). Ordinary shares equivalents are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive. Basic and diluted net income (loss) per ADS has been computed by multiplying the net income (loss) per share by 15, which is the number of shares represented by each ADS.

aa)   Recent accounting pronouncements

        In October 2009, the Financial Accounting Standards Board ("FASB") issued new guidance on "revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements." By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing "best estimate of selling price" in addition to vendor-specific objective evidence ("VSOE") and other vendor objective evidence ("VOE," now referred to as "TPE," standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

        In January 2010, the FASB issued an accounting standards update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. The Group has adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. The Group will adopt the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011 and expects the adoption will not have a significant impact on the Group's consolidated financial statements.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In July 2010, the FASB issued an accounting standards update that enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. The amendment requires an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. In addition, it requires disclosure of credit quality indicators, past due information, and modifications of its financing receivables. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this update is not expected to have a material impact on the Group's consolidated financial statements.

        In December 2010, FASB issued revised guidance on "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units' goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings of the corresponding year. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

        In December 2010, FASB issued revised guidance on the "Disclosure of Supplementary Pro Forma Information for Business Combinations." The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 with early adoption permitted. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

3. CERTAIN RISKS

a)    Significant risks and uncertainties

        The Group operates in a dynamic and high risk real estate industry and is susceptible to fluctuations in the real estate market in the PRC, and the property market in the PRC is at an early stage of development and is volatile, which could have a material adverse effect on the Group's business, financial condition and results of operations.

b)    PRC regulations

        The Chinese market in which the Group operates poses certain macro-economic and regulatory risk and uncertainties. These uncertainties extend to the ability of the Group to conduct business in the real estate sector in the PRC. Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the real estate industry remains highly regulated. Restrictions are currently in place and are unclear with respect to which segments of this industry foreign owned entities, like the Group may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as real estate. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws and the Group's legal structure and scope of operations in the PRC, which could be subjected to further restrictions which could result in severe limits to the Group's ability to conduct business in the PRC.

        The real estate market in the PRC is typically affected by changes in government policies regarding the real estate industry, the financial market and other related areas. The PRC government has in the past adopted various administrative measures to restrain what it perceived as unsustainable growth in the real estate market, particularly when the real estate market in China has experienced rapid and significant growth. The PRC real estate market could experience a prolonged downturn in the future, which could have a material adverse impact on the Group's business, financial condition and results of operations.

c)     Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, cash in bank-time deposits, restricted cash and accounts receivable.

        The Group's cash and cash equivalents, cash in bank-time deposits and restricted cash are deposited with several major financial institutions in the PRC. The Group has not experienced any losses on its deposits of cash and cash equivalent, cash in bank-time deposits, and its restricted cash.

        The Group is exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. The Group manages such risk by evaluating the financial position and creditworthiness of such counterparties. As of December 31, 2009 and 2010, there were no significant concentrations of credit risk with any individual counterparty or group of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to the Group's diverse customer base.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

3. CERTAIN RISKS (Continued)

d)    Foreign currency risk

        The RMB is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. Cash and cash equivalents of the Group denominated in US$ included aggregate amounts of US$3.1 million and US$28.3 million, as of December 31, 2009 and 2010, respectively.

e)    Guarantee risk

        The Group provides interim guarantee services to banking institutions for the mortgage services it refers to banks in Beijing. If a home buyer defaults on the payment obligations during the term of the interim guarantee, the Group is exposed to guarantee risk (see Note 23(c)).

4. ACCOUNTS RECEIVABLE

        The following summarizes the Group's accounts receivable as of December 31, 2009 and 2010 (in RMB thousands):

	December 31,
	2009	2010
Accounts receivable	70,190	60,966
Less: Allowance for doubtful accounts	(8,252)	(10,367)

	61,938	50,599

        The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2008, 2009 and 2010 (in RMB thousands):

	Years ended December 31,
	2008	2009	2010
Balance at beginning of the year	(2,270)	(3,628)	(8,252)
Charged to costs and expenses	(5,218)	(12,151)	(9,041)
Write-off of receivable balances and corresponding provisions	3,860	7,527	6,926

Balance at end of the year	(3,628)	(8,252)	(10,367)

5. LOANS RECEIVABLE

        The Group adopted the accounting guidance on disclosures about the credit quality of loan receivables and the allowance for credit losses as of December 31, 2010. This guidance requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes.

        Based upon the analysis of credit losses and risk factors, since the Group only offers entrusted loans to qualified consumers with the terms ranging from two to twelve months, which are secured by mortgage-free properties, it is considered as the only portfolio segment—entrusted consumer loans.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

5. LOANS RECEIVABLE (Continued)

        The Group further evaluated the portfolio by the class of the loan receivables, which is defined as a level of information (below a portfolio segment). Considering the initial measurement attribute and a similar method for assessing and monitoring credit risk, the Group determined that the portfolio segment is the proper and lowest level of disaggregation to determine the allowance for credit losses for such.

        The following summarizes the Group's loans receivable as of December 31, 2009 and 2010 (in RMB thousands):

	December 31,
	2009	2010
Loans receivable	—	12,732
Less: impairment	—	—

	—	12,732

        No impairment of loans receivable was recognized for the year ended December 31, 2010.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following (in RMB thousands):

	December 31,
	2009	2010
Prepaid rental	17,169	33,796
Staff advances and deposits	1,448	2,815
Prepayments to suppliers	1,493	5,331
Others	5,532	13,154

Total	25,642	55,096

7. EQUITY INVESTMENTS

        The following sets forth the changes in the Group's equity investments:

	Xiamen	Xian	Fund Management Partnership	Total
Balance as of December 31, 2008	523	519	—	1,042
Share of associates' income (losses)	1	(163)	—	(162)

Balance as of December 31, 2009	524	356	—	880
Investments	—	—	6,535	6,535
Disposal	(600)	—	—	(600)
Share of associates' income (losses)	76	(80)	(601)	(605)

Balance as of December 31, 2010	—	276	5,934	6,210

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

7. EQUITY INVESTMENTS (Continued)

        On July 21, 2010, TianRe Co. Ltd. was established with 65% of its equity interests owned by the Company. The remaining 25% and 10% equity interests are owned by Everising and Mr. Kevin Yung respectively. TianRe Co. Ltd. is the general partner of Fund Management Partnership, a limited partnership established on August 11, 2010. The Company, through its subsidiary, is also a 64.35% limited partner in the Fund Management Partnership, while Everising and Mr. Kevin Yung are 24.75% and 9.9% limited partners, respectively. The partners in the Fund Management Partnership have invested a total of RMB10 million in the partnership; of this RMB10 million, the Company's investment amounted to RMB6.5 million.

        On August 19, 2010, TianRe Fund I was established with the Fund Management Partnership as the general partner holding 5.52% in TianRe Fund I and certain third party limited partners holding the remaining 94.48% interest. As of October 22, 2010, the Fund Management Partnership has invested RMB10 million in TianRe Fund I. TianRe Fund I has also raised RMB171.1 million from third party individual investors as limited partners through collaboration with a state-owned bank. TianRe Fund I has a term of two and half years with a one year additional extension.

        Fund Management Partnership does not have to be consolidated by the Company under either the VIE model, because Fund Management Partnership does not possess all the characteristics to be a VIE, or the voting interest model because the limited partners have substantive participating rights. The Company uses the equity method to account for its investment in Fund Management Partnership

        In November 2010, TianRe Fund I and MMC BJ entered into an entrusted loan agreement whereby MMC BJ agreed to provide TianRe Fund I with a RMB 30.0 million loan with an annual interest rate of 14%. The loan was made subsequent to year-end, in January 2011. In December 2010, TianRe Fund I agreed to provide a bridge loan to a real-estate developer, which amounted to RMB 211.1 million. This loan was also made in January 2011, and was secured by a completed commercial property as collateral from the real-estate developer.

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net, consisted of the following (in RMB thousands):

	December 31,
	2009	2010
Computers and software	22,230	35,954
Furniture, fixtures and equipment	19,762	27,228
Vehicles	6,928	6,928
Leasehold improvements	25,462	58,242

	74,382	128,352
Less: accumulated depreciation and amortization	(33,201)	(50,022)

Property and equipment, net	41,181	78,330

        For the years ended December 31, 2008, 2009 and 2010, depreciation and amortization expenses for property and equipment amounted to RMB14.2 million, RMB16.0 million, and RMB20.9 million, respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

9. BUSINESS COMBINATIONS

a)    On February 14, 2008, the Group acquired the remaining 49% equity interest in IFM SH from the third party non-controlling interest holder, Jinjiang. The purchase consideration of RMB4.9 million was allocated to net assets acquired at the date of acquisition and goodwill as follows (in RMB thousands):

Amount
Net assets acquired	3,530
Goodwill	1,370

Total purchase consideration	4,900

        Goodwill represents the excess of the purchase price over the fair value of net assets acquired which are not deductible for tax purposes. The goodwill arising on this acquisition is classified within the franchise services segment. The Group did not incur any impairment loss on goodwill for all the years presented.

        Based on the assessment on the acquired company's financial performance made by the Group, the acquired company is not considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

b)    On July 1, 2008, the Group acquired 100% of the equity interest in City Integrated Residential Services (China) Limited ("CIR"), which wholly owned CIR Real Estate Consultant (Shenzhen) Co., Ltd. ("Shenzhen CIR"). The purchase consideration of RMB7.9 million was allocated to net tangible assets and intangible assets acquired at the date of acquisition and goodwill as follows (in RMB thousands):

	Amount	Estimated Useful life
Net tangible assets acquired	2,809
Intangible assets acquired:
Trademark	403	10 years
Customer relationships	266	10 years
Real estate listing databases	64	10 years
Goodwill	4,374

Total purchase consideration	7,916

        The amortizable intangible assets have estimated useful lives of 10 years. Goodwill represents the excess of the purchase price over the fair value of net tangible assets and intangible assets acquired which are not deductible for tax purposes. The goodwill arising on this acquisition is classified within the company-owned brokerage services segment. The operating results of the entity acquired are included in the Group's consolidated financial statements since July 1, 2008. The Group did not incur any impairment loss on goodwill for all the years presented.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

9. BUSINESS COMBINATIONS (Continued)

        Based on the assessment on the acquired company's financial performance made by the Group, the acquired company is not considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

c)     On December 31, 2010, as a part of the Group's business strategy is to continue develop company owned brokerage services, the Group acquired 100% of the equity interest in IFM CD, Chengdu Yichuan and MMC CD from Sichuan Yixing Property Development Limited ("Yixing") and a natural person, Lihong. Prior to the acquisition, Yixing was a regional sub-franchisor of Chengdu. The purchase consideration of RMB16.6 million was allocated to net tangible assets and intangible assets acquired at the date of acquisition and goodwill as follows (in RMB thousands):

	Amount	Estimated Useful life
Net tangible assets acquired
Cash acquired	6,351
Other tangible assets acquired	772
Liabilities assumed	(6,896)
Intangible assets acquired:
Sub-franchisee base	2,044	2.9 years
CENTURY 21® franchise rights	6,990	12.3 years
Goodwill	7,326

Total purchase consideration	16,587

        In accordance with the original franchise agreement between Yixing and the Company, the contractual period was 20 years between May 2003 and May 2023 with no specific renewal or extension provisions. The Group considered this entity specific factor and determined that the estimated useful life of the reacquired franchise rights is the remaining contractual period which is 12.3 years from January 2011 to May 2023. Therefore, these rights are recognized as intangible assets and are amortized over the remaining contractual life of 12.3 years.

        Sub-franchisee base represents the customer relationship and franchise agreements with existing sub-franchisees. In accordance with the franchise agreements, there are no specific renewal or extension provisions. The Group considered this entity specific factor and determined that the estimated useful life of the sub-franchisee base is the average remaining contractual period with existing sub-franchisees which is 2.9 years.

        Goodwill represents the expected but unidentifiable business growth and networking effect, as a result of synergy from the acquisition. It is recognized by the excess of the purchase price over the fair value of net tangible assets and intangible assets acquired which are not deductible for tax purposes. The goodwill arising on this acquisition is classified within the franchise services segment.

        Based on the assessment on the acquired company's financial performance made by the Group, the acquired company is not considered material to the Group. Thus management believes the

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

9. BUSINESS COMBINATIONS (Continued)

presentation of the pro forma financial information with regards to a summary of the results of operations of the Group for the business combination is not necessary.

10. GOODWILL

        The following summarizes the changes in goodwill allocated to the Group's reportable segments as of December 31, 2009 and 2010 (in RMB thousands):

	Company-Owned Brokerage Services	Franchise Services	Total
Balance as of January 1, 2009	7,911	1,370	9,281
Acquisitions	—	—	—

Balance as of December 31, 2009	7,911	1,370	9,281

Acquisitions	—	7,326	7,326

Balance as of December 31, 2010	7,911	8,696	16,607

11. INTANGIBLE ASSETS, NET

        The following summarizes the Group's intangible assets as of December 31, 2009 and 2010 (in RMB thousands):

	CENTURY 21® franchise rights	Customer relationships	Real estate listing databases	Trademark	Sub-franchisee base	Total
Cost	41,757	949	541	403	—	43,650
Accumulated amortization	(13,556)	(167)	(111)	(20)	—	(13,854)

Balance as of January 1, 2009	28,201	782	430	383	—	29,796
Amortization	(1,782)	(95)	(54)	(40)	—	(1,971)

Balance as of December 31, 2009	26,419	687	376	343	—	27,825
Additions	6,990	—	—	—	2,044	9,034
Amortization	(1,782)	(95)	(54)	(40)	—	(1,971)

Balance as of December 31, 2010	31,627	592	322	303	2,044	34,888

        The franchise rights acquired from Realogy entitled the Group to use and sub-franchise the CENTURY 21® brand in China. The franchise rights for China acquired from Realogy have a contractual period of 25 years with a specific renewal clause for another 25 years upon payment by the Company of US$4.5 million. The Group considered its historical experience in renewing or extending similar franchise agreements when determining the estimated useful life of the franchise rights acquired from Realogy. Given the lack of historical experience of the Group in renewing or extending similar arrangements with Realogy as the franchise relationship was first entered into with Realogy in 2000 for 25 years, the Group considered assumptions that market participants would use about the renewal or extension provisions. Since it is uncertain whether market participants would pay this US$4.5 million

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

11. INTANGIBLE ASSETS, NET (Continued)

for the renewal of franchise rights in the future, the Group considered this entity-specific factor and determined that the estimated useful life of the franchise rights acquired from Realogy is the contractual period of 25 years, among which the recognized intangible assets are being amortized.

        As a result of a change in the Group's business strategy to grant franchise rights to sub-franchisees in the Shenzhen region, the Group reacquired the CENTURY 21® franchise rights from a franchisee in Shenzhen for RMB4.5 million in July 2008. This consideration was negotiated on an arm's length basis. In accordance with the franchise agreement, there are no specific renewal or extension provisions. The Group considered its own historical experience in renewing or extending similar franchise agreements when determining the estimated useful life of the reacquired franchise rights. Given the lack of historical experience of the Group in renewing or extending similar arrangements with other franchisees, the Group considered this entity specific factor and determined that the estimated useful life of the reacquired franchise rights is the remaining contractual period which is 14.5 years. Therefore, these rights are recognized as intangible assets and are amortized over the remaining contractual life of 14.5 years.

        The Group has recorded approximately RMB1.8 million, RMB2.0 million, and RMB2.0 million of amortization for intangible assets for the years ended December 31, 2008, 2009 and 2010, respectively. There was no impairment loss on intangible assets for any of the years presented.

        Based on the Group's intangible assets subject to amortization, the annual estimated amortization expense related to the above intangible assets is as follows (in RMB thousands):

2011	3,244
2012	3,244
2013	3,174
2014	2,539
2015	2,539
Thereafter	20,148

Total	34,888

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following (in RMB thousands):

	December 31,
	2009	2010
Salaries, commissions and welfare payable	59,456	71,623
Taxes payable	24,285	26,102
Royalty fees payable	3,024	1,692
Third party deposits	17,411	28,746
Advances from customers	7,331	434
Professional fees payable	3,511	16,059
Other current liabilities	15,650	18,380

Total	130,668	163,036

        Royalty fees payable relate to the Master Franchise Agreement entered into with Realogy. The royalty fees are determined based on the Group's franchise revenue for the periods.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

13. DEFERRED REVENUE

        Cash received in advance on contracts is deferred and recognized when the services are rendered. The deferred revenue is primarily related to advances received from customers relating to brokerage commissions and initial franchise fees received from franchisees. The deferred revenue as of December 31, 2009 and 2010 were RMB6.7 million and RMB9.0 million, respectively.

14. LONG-TERM DEPOSITS PAYABLE

        The Group receives security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2009 and 2010 were RMB10.7 million and RMB13.3 million, respectively.

15. INCOME TAXES

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

Taxation in Hong Kong

        CIR is subject to income tax rate 16.5% in 2008, 2009 and 2010, respectively.

        BVMC is subject to income tax rate of 16.5% in 2009 and 2010, respectively.

PRC Corporate Income Tax

        On March 16, 2007, the National People's Congress of PRC enacted the Corporate Income Tax Law, under which Foreign Investment Enterprises and domestic companies would be subject to CIT at a uniform rate of 25%. This became effective on January 1, 2008. In accordance with the CIT Law, there will be a transition period for enterprises which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to a corporate income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the CIT Law.

        As Shanghai Ruifeng and Anshijie are both registered in Shanghai Pu Dong New Area, and Shenzhen CIR is registered in Shenzhen special economic zone, they are subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, the income tax rate is to be increased progressively from 18% to 25% from 2008 to 2012, respectively. Accordingly, they are subject to income tax rate of 18%, 20% and 22% in 2008, 2009 and 2010, respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

        In October 2009, Huachuang obtained a Software Enterprise Certification which entitles it to exemption from CIT for the first two years in which it has taxable income and a 50% reduction in CIT for each of the following three years. 2009 is the first year with taxable income.

        The provision for income tax is as follows (in RMB thousands):

	Years ended December 31,
	2008	2009	2010
Income tax provision:
Current	1,408	8,793	3,023
Deferred	668	(518)	(38)

Total	2,076	8,275	2,985

        The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2009 and 2010 (in RMB thousands):

	December 31,
	2009	2010
Current
Deferred tax assets:
Allowance for doubtful accounts	1,939	2,525
Deferred revenue	390	1,071
Accrued expense and payroll	16,334	19,939
Net operating loss carry forwards	797	—

Total deferred tax assets	19,460	23,535
Less: valuation allowance	(19,460)	(23,535)

	—	—

Non-current
Deferred tax assets:
Net operating loss carry forwards	—	32,001
Intangible assets and property and equipment	3,080	7,092

Total deferred tax assets	3,080	39,093
Less: valuation allowance	(3,080)	(39,093)

	—	—

Deferred tax liabilities:
Intangible assets and property and equipment	(353)	(1,803)

Net deferred tax liabilities	(353)	(1,803)

        The Group has made a full valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of valuation allowance, including the Group's

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

limited operating history, accumulated deficit, existence of taxable temporary differences and expected reversal periods.

        The following table sets forth the movements of the valuation allowance for net deferred tax assets for the years presented (in RMB thousands):

	Years ended December 31,
	2008	2009	2010
Balance at beginning of the year	(16,465)	(46,766)	(22,540)
(Provision)/write-back for the year	(30,301)	24,226	(40,088)

Balance at end of the year	(46,766)	(22,540)	(62,628)

        The Group had total net operating losses carried forward as of December 31, 2008, 2009 and 2010 amounting to RMB177.3 million, RMB3.4 million and RMB127.6 million, respectively, which will begin to expire in 2011.

        CIT exemptions and tax rate reductions enjoyed by the Group had no effect on net loss and basic and diluted net loss per share for the years ended December 31, 2008. The increase to net income and basic and diluted net income per share for the year ended December 31, 2009 resulting from the combined effects of CIT exemption and tax rate reductions amounted to RMB2.8 million and RMB0.01 per share, respectively. The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2010, were to decrease net loss by RMB9.1 million and basic and diluted net loss per share by RMB0.01, respectively.

        A reconciliation of income tax at the statutory income tax rate to the Group's effective tax rate is as follows:

	Years ended December 31,
	2008	2009	2010
Statutory income tax rates	(25.0)%	25.0%	(25.0)%
Effect of preferential tax rate	7.4%	(2.7)%	2.6%
Effect of income tax rate changes	(2.8)%	1.1%	(1.2.)%
Changes in valuation allowance	23.3%	(16.9)%	24.9%
Others	(1.4)%	(0.7)%	0.5%

Effective tax rate	1.5%	5.8%	1.8%

        On December 6, 2007, the State Council issued the detailed implementation regulations of the new PRC Corporate tax law. Pursuant to the regulations, a 10% withholding income tax will be levied on dividends declared on or after January 1, 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE").

        The Company's subsidiaries have determined that they have no present plan to declare and pay any dividend on their shares in the foreseeable future. The Group plans to continue to reinvest its subsidiaries' undistributed earnings in their operations in China in the foreseeable future. As of

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

December 31, 2009 and 2010, the cumulative undistributed earnings of RMB10,557,592 and RMB50,359,420 are included in consolidated retained earnings on the balance sheets, respectively. An estimated RMB1,055,759 and RMB5,035,942 in withholding taxes would be due if these earnings were remitted as dividends as of December 31, 2009 and 2010.

16. OTHER INCOME

        Other income for the year ended December 31, 2010 was RMB9.4 million, representing a tax refund from the local government of one of the Group's operating entities located in Shanghai.

17. NET (LOSS) INCOME PER SHARE AND PER ADS

        The following table sets forth the computation of basic and diluted net (loss) income per ordinary share and ADS for the years ended December 31, 2008, 2009 and 2010 (in RMB thousands, except per share and per ADS data):

	Years Ended December 31,
	2008	2009	2010
Numerator:
Net (loss) income attributable to IFM Investments Limited	(132,318)	135,041	(162,238)
Accretion of Series A Preferred Shares	(5,032)	(5,175)	(381)
Accretion of Series B Preferred Shares	(10,727)	(11,251)	(832)
Income allocated to participating preferred shareholders	—	(64,639)	—

Numerator for basic and diluted net (loss) income per share	(148,077)	53,976	(163,451)

Denominator:
Weighted-average shares—basic	260,000	260,000	654,637
Potentially dilutive shares:
Preferred shares*	—	—	—
Options*	—	4,396	—

Weighted averages shares—diluted	260,000	264,396	654,637

Net (loss) income per share—basic	(0.57)	0.21	(0.25)

Net (loss) income per share—diluted	(0.57)	0.20	(0.25)

Net (loss) income per ADS—basic	(8.54)	3.11	(3.75)

Net (loss) income per ADS—diluted	(8.54)	3.06	(3.75)

        For the year ended December 31, 2008, 2009 and 2010, 311.3 million, 311.3 million and nil shares of preferred shares convertible to 311.3 million, 311.3 million and nil shares of ordinary shares were not included in diluted EPS under the if-converted method, respectively, because to do so would have been anti-dilutive.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        The Group has determined that the convertible redeemable preferred shares (as described in Note 1(a)) should not be classified as liabilities since the preferred shares are contingently redeemable and that conversion and redemption features embedded in the convertible redeemable preferred shares are not required to be bifurcated and accounted for as a derivative since the embedded features do not permit or require net settlement and therefore do not meet the definition of a derivative. Since the conversion price of the convertible redeemable preferred shares exceeded the fair value of the Group's ordinary shares on the date of issuance of the Preferred Shares, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature.

        The key terms of the Series A and Series B Preferred Shares were as follows:

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

Liquidation preferences

        In the event of a liquidation, dissolution or winding up of the Company, available assets and funds of the Company are first distributed to the holders of Series A and Series B Preferred Shares at their original issuance price per share multiplied by 115% plus any declared but unpaid dividends adjusted for share splits, share dividends, recapitalizations, and other adjustments. In the event that available assets and funds are insufficient to permit payment to the holders of the Series A and Series B Preferred Shares, the assets and funds will be distributed ratably to the Series A and Series B Preferred Shares holders based on their proportional share ownership. After the distribution to the holders of Series A and Series B Preferred Shares are made, any remaining legally available assets and funds shall

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

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

Conversion rights

        Each of the convertible preferred shares is convertible into the number of fully-paid ordinary shares as determined by dividing the original issue price applicable to such convertible preferred shares by the conversion price in effect at that time. The conversion price of Series A and Series B Preferred Shares shall initially be the original issue price of such Series A and Series B Preferred Shares and shall be adjusted in accordance with conversion provision contained in the Company's Articles of Association.

        With respect to the Series A Preferred Shares, these conversion provisions include certain performance-based adjustments related to certain targets of net profits after tax for the years ended December 31, 2007, 2008 and 2009 or the completion of a Qualified IPO prior to December 31, 2009. Depending on whether the pre-determined targets are met, the conversion price of the Series A Preferred Shares may be adjusted such that the Series A Preferred Shareholders' percentage ownership on an as-converted basis would decrease.

        "Qualified IPO" shall mean a firm commitment, underwritten registered public offering by the Company of its Ordinary Shares on an internationally recognized, major stock exchange acceptable to the preferred share holders (including, for example, the New York Stock Exchange or the NASDAQ), with a valuation of the Company, as a result of such public offering, of not less than US$400 million and with gross proceeds to the Company of at least US$100 million.

        The pre-determined target was not met for the year ended December 31, 2008. In the event there is any adjustment to the Series A Preferred Share conversion price, the Series B conversion price will also be adjusted such that the Series B Preferred Shareholders' percentage ownership on an as-converted basis immediately following such adjustment remains the same as the shareholding immediately prior to the adjustment to the Series A Preferred Share conversion price.

        On October 22, 2009, a special resolution of the Board was made to amend the Third Amended and Restated Articles of Association of the Company with respect to the performance-based adjustments to the Series A Preferred Shares. The change in fair value to the Series A Preferred Shares as a result of this modification was immaterial.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        On January 27, 2010, the shareholders and Board of the Company approved resolutions deeming their proposed offering (the "Proposed IPO") to be a Qualified IPO. As a result of this resolution, the terms of Series A Preferred Shares performance-based adjustments were modified such that they were effective upon the Proposed IPO as well as a Qualified IPO. This modification resulted in compensation expense of RMB4,914,648 (US$720,000) on the modification date.

        On February 2, 2010, all of the issued and outstanding 200,000,000 Series A Preferred Shares and 111,367,270 Series B Preferred Shares were converted into 238,842,277 Class A Ordinary Shares in accordance with the conversion terms; and re-designated all of the then issued and outstanding ordinary shares into Class A Ordinary Shares on a one to one basis and further re-designated 80,502,938 of the then issued and outstanding Class A Ordinary Shares registered in the name of Goldman Sachs Strategic Investments (Asia) L.L.C. into 80,502,938 Class B Ordinary Shares.

19. TREASURY STOCK

        In August 2010, the Group's Board of Directors authorized an ADS repurchase program to repurchase up to US$20 million of the Company's ADSs (each ADS represents 15 ordinary shares). The Company completed repurchases of 14,476,710 shares of its Class A ordinary shares for approximately US$3.9 million (approximately RMB25.8million).

        The Company accounts for shares repurchased but pending for cancellation under the cost method and includes such treasury stock as a component of the shareholders' equity as of December 31, 2010.

20. SHAREHOLDER RIGHTS PLAN

        On November 17, 2010, the Company adopted a shareholder rights plan (the "Rights Plan") designed to protect the best interests of the Company and its shareholders. Subject to limited exceptions, these rights will be exercisable if a person or group becomes an "acquiring person" by acquiring beneficial ownership of 15% or more of the Company's ordinary shares or commencing a tender or exchange offer which, if consummated, could result in a person owning 15% or more of the Company's ordinary shares (the "Triggering Event"). In addition, if a person or group acquires beneficial ownership of 15% or more of the Company's ordinary shares, each right will generally entitle the holder, other than the acquiring person or group, to acquire ordinary shares of the Company (or, in certain circumstances, other securities) having a market value equal to twice the right's then current exercise price.

        The Company measures the rights based on their fair values. Considering the occurrence of the Triggering Event is remote, the grant date fair value of the rights is immaterial. There would be no impact on either basic or diluted EPS until the occurrence of the event triggering the ability to exercise the rights.

21. SHARE-BASED COMPENSATION

        On August 18, 2006, and as amended and restated on October 19, 2007 and February 1, 2008, the Company adopted the 2006 Stock Incentive Plan and the Amended and Restated 2006 Stock Incentive Plan (the "Plan") under which 52.5 million shares have been authorized for issuance and 85.3 million shares have been reserved for issuance. In accordance with the Plan, if there is an adjustment to the

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

then-in effect Series A Preferred Share conversion price, the number of shares reserved for issuance under the Plan shall be increased or decreased to such number of shares representing 8.41% of the equity interest of the Company, on a fully-diluted basis.

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

        In 2008, two batches of share options were granted under the Plan based on service conditions. For Batch C, one-third (1/3) of the share options shall vest and become exercisable on each of the first, second and third anniversary dates of the Effective Date of the Option Agreement. Under Batch D, one-third (1/3) of the share options shall vest and become exercisable on each of the first, second and third anniversary dates of the date of Employment of Optionee.

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

        On October 22, 2009, a special resolution of the Board was made to amend the Third Amended and Restated Articles of Association of the Company with respect to the performance-based adjustments to the Series A Preferred Shares, which resulted in a modification to the Company's share options. This modification made each share option exercisable into 0.87 ordinary shares upon the completion of an IPO (modified as "Proposed IPO" on January 27, 2010) prior to March 31, 2010. This modification does not result in any incremental fair value because the terms of the share options included such anti-dilution provisions.

        On July 12, 2010, the Company granted 2,500,000 share options to certain employees. One-third (1/3) of the share options shall vest and become exercisable on each of the first, second and third anniversary dates of the Effective Date of this Option Agreement.

        On December 16, 2010, the Company granted 2,750,000 share options to certain employees. One-half (1/2) of the share options shall vest and become exercisable on the first anniversary date of the

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

Effective Date of this Option Agreement, with the remaining share options vesting on each of the following four quarters.

        The exercise price for the purchase of share options upon the exercise of all or any portion of the share options shall be the Fair Market Value per share on the date of grant as determined by the Administrator in its sole discretion. Before the IPO, the Fair Market Value was provided by an independent third-party valuer at each of the share options' grant date. After the IPO, the Fair Market Value was determined based on the company's share price on the grant date. The term of the share options is five years from the grant date.

        Valuation Assumptions:    The Company estimated the fair value of share options using Black-Scholes Option Pricing valuation model. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	Years ended December 31,
	2008	2009	2010
Expected volatility	48.30% - 53.30%	70.50% - 75.40%	64.5% - 65.5%
Risk-free interest rate	3.27% - 4.13%	3.09% - 3.76%	1.62% - 2.43%
Dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	3.2 - 3.5	3.1 - 3.5	3.2 - 3.5
Weighted average fair value of the underlying shares on the date of option grants (US$)	0.09	0.32	0.27

        Expected Term:    Due to insufficient historical information, giving consideration to the contractual terms of the share-based awards, the Company adopted the simplified method for estimating the expected term to represent the period that the Company's share-based awards are expected to be outstanding.

        Expected Volatility:    The fair value of share-based payments made through the years ended December 31, 2008, 2009 and 2010 was valued using the Black-Scholes Option Pricing valuation method with a volatility factor based on the historical stock prices of comparable companies.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes the Group's share options activities for the years ended December 31, 2008, 2009 and 2010:

		Share options Outstanding
	Share options available	Number of Share options	Weighted Average Exercise Price (US$)
Balance as of December 31, 2007	7,552,110	44,800,000	0.12
Share options authorized	124,770	—	—
Share options granted	(4,700,000)	4,700,000	0.09
Share options cancelled/forfeited	7,600,000	(7,600,000)	0.11

Balance as of December 31, 2008	10,576,880	41,900,000	0.12

Share options granted	(3,400,000)	3,400,000	0.32
Share options cancelled/forfeited	1,500,000	(1,500,000)	0.11

Balance as of December 31, 2009	8,676,880	43,800,000	0.13

Share options granted	(5,250,000)	5,250,000	0.27
Share options cancelled/forfeited	2,150,000	(2,150,000)	0.14
Share options exercised	—	(3,599,143)	0.11

Balance as of December 31, 2010	5,576,880	43,300,857	0.15

        The weighted-average grant date fair value of options granted for the years ended December 31, 2008, 2009 and 2010 was US$0.04, US$0.17 and US$0.13 per option, respectively. The following table summarizes the weighted average remaining contractual life and exercise price for the share options outstanding and exercisable as of December 31, 2010:

	Share options Outstanding			Share options Exercisable
Range of Exercise Prices (US$)	Number of options outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price (US$)	Number of options outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price US($)
0.08	1,500,000	2.61	0.08	600,000	2.61	0.08
0.11 - 0.12	10,212,553	1.60	0.11	3,979,220	1.69	0.11
0.13	23,488,304	1.61	0.13	10,121,637	1.69	0.13
0.25 - 0.29	4,950,000	4.77	0.27	—	—	—
0.32 - 0.33	3,150,000	3.66	0.33	1,604,167	3.62	0.33

	43,300,857	2.15	0.15	16,305,024	1.91	0.14

        There were 5,204,167 and 16,305,024 share options exercisable as of December 31, 2009 and 2010, respectively. The total fair value of options vested is US$255,038 and US$984,109 (approximately RMB1,741,000 and RMB6,495,000) as of December 31, 2009 and 2010, respectively. As of December 31, 2010, the intrinsic value of outstanding and exercisable share options was US$6,027,019 and US$2,454,839 (approximately RMB39,778,000 and RMB16,202,000), respectively, which is

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

calculated as the difference between the company's closing stock price as of December 31, 2010 and the exercise price of the share option.

        The intrinsic value of exercised share options for the years ended December 31, 2010 was US$606,238 (approximately RMB4,001,000). The intrinsic value is calculated as the difference between the Company's closing stock price on the date of exercise and the exercise price of the shares options.

        Share-based compensation expense for share-based awards granted with performance conditions is recognized using the graded-vesting method. For the years ended December 31, 2008 and 2009, the Company did not recognize any share-based compensation as the vesting of the performance condition awards is contingent upon an IPO which is not considered probable until the event happens.

        On January 28, 2010, the Company notified certain of the option holders under Batch A, that their awards would vest upon the Company's IPO, as after evaluating certain communications and documents, the performance condition in the options was considered met, the Company would recognize compensation expense of US$1,439,000 (approximately RMB9,497,000) from the IPO date over the remaining vesting period of one year. Share-based compensation expenses for other batches of share-based awards which are based on service conditions are recognized using the straight-line attribution approach.

        For the years ended December 31, 2008, 2009 and 2010, the Company recognized share-based compensation of approximately RMB730,000 and RMB1,858,000 and RMB16,860,000, respectively.

        As of December 31, 2010, there was US$865,213 (approximately RMB5,710,000) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.77 years.

22. EMPLOYEE BENEFIT PLANS

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

        The total contributions for such employee benefits were approximately RMB18.9 million, RMB18.7 million and RMB34.4 million for the years ended December 31, 2008, 2009 and 2010, respectively. Amounts accrued and included in salaries, commissions and welfare payable in the accompanying balance sheets were approximately RMB8.7 million and RMB9.9 million as of December 31, 2009 and 2010, respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

23. COMMITMENTS AND CONTINGENCIES

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

b)    Operating lease commitments

        The Group has operating lease agreements principally for its administrative offices and real estate brokerage stores. These leases expire by 2015 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2008, 2009 and 2010 were RMB84.4 million, RMB72.4 million and RMB127.3 million, respectively.

        Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2010 are as follows (in RMB thousands):

For the year ending December 31,
2011	152,028
2012	125,763
2013	68,353
2014	29,367
2015	12,066

Total	387,577

c)     Loan commitment

        In November 2010, TianRe Fund I and MMC BJ entered into an entrusted loan agreement whereby MMC BJ agreed to provide TianRe Fund I with a RMB 30.0 million loan with an annual interest of 14%. The loan was made subsequent to year-end, in January 2011.

d)    Contingent guarantee obligations

        The Group provides interim guarantee services to banking institutions for the mortgage services it refers to banks as part of its mortgage management services in Beijing. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which generally takes one to six months. The Group measures its financial guarantees based on their fair values. The fair value of the financial guarantee as of December 31, 2009 and 2010 were immaterial.

        If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, the Group may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank exceeding the payment already made by the buyer and the amount recoverable from the property. As of

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

December 31, 2009 and 2010, the contingent guarantee obligations of the Group were approximately RMB718.7 million and RMB0.9 million, respectively.

        The Group has not been required to pay any amounts with respect to its guarantee services since the commencement of this business. The Group performs regular assessment on any potential losses associated with the interim financial guarantees based on the payment status of the guaranteed loans. The Group did not accrue for any estimated loss associated with the interim guarantees as of December 31, 2009 and 2010.

e)    Minimum Service Fees

        The Group is required to pay annual minimum service fees to Realogy for the licensing of the CENTURY 21® brand to 2025. The minimum service fees is the greater of the minimum of US$100,000 (approximately RMB660,000) or an amount calculated by multiplying US$500 (approximately RMB3,300) by the number of sales offices in the Group's CENTURY 21® franchise network. The minimum service fees for future years are as follows (in RMB thousands):

2011	660
2012	660
2013	660
2014	660
2015	660
Thereafter	6,105

Total	9,405

f)     Litigation

        From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group's financial position or results of operations. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. When an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group's financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

24. RELATED PARTY TRANSACTIONS

        The table below sets forth the related parties and their relationships with the Group:

Related parties	Relationships with the Group
Xian	Associate
Fund Management Partnership	Associate
TianRe Fund I	Associate

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

24. RELATED PARTY TRANSACTIONS (Continued)

        Mr. Kevin Yung, Executive Vice President and Director of the Company, owns 10% equity interests in TianRe Co. Ltd., which is the partner of Fund Management Partnership. (see Note 7).

        As of December 31, 2009 and 2010, the amounts due from/to related parties consisted of the following (in RMB thousands):

	December 31,
	2009	2010
Amounts due from related parties
Fund Management Partnership	—	1,338
Xian	386	372

Total amounts due from related parties	386	1,710

Amounts due to related parties
Fund Management Partnership	—	11
Xian	250	250

Total amounts due to related parties	250	261

        The amounts due from Fund Management Partnership related to interest-free advances to Fund Management Partnership during start-up.

        The amounts due from Xian related to royalty fees receivable. The amounts due to Xian related to security deposits for franchise rights placed with the Group.

25. VARIABLE INTEREST ENTITIES

        To comply with PRC laws and regulations, the Company conducts certain business in the PRC through its VIEs. On September 6, 2010, the Company established two entities in Beijing, China, Beijing Rongzhong Xingye Investment Management Company Ltd., and Beijing Huaxing Tianye Investment Management Company Ltd which are VIEs consolidated by the Company ("VIEs"). On September 8, 2010, the Company entered into agreements whereby the VIEs would acquire a company based in Beijing with a license to offer consumer loans with properties as collateral.

        The Group adopted FASB guidance on consolidating VIEs which require certain VIEs to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships among MMC BJ, the VIEs, and their shareholders and concluded that MMC BJ is the primary beneficiary of the VIEs as MMC BJ is entitled to substantially all the economic risks and rewards of the VIEs, and has the power to direct the activities that most significantly impact the VIEs. As a result, these VIEs' results of operations, assets and liabilities have been included in the Group's consolidated financial statements.

        As of December 31, 2010, the total assets of the consolidated VIEs were RMB47.5 million, mainly comprising cash and cash equivalents and prepaid expenses and other current assets. As of December 31, 2010, the total liabilities of the consolidated VIEs were RMB5.3 million, mainly comprising accrued expenses and other current liabilities. There are no VIEs where the Company has a variable interest but is not the primary beneficiary.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

25. VARIABLE INTEREST ENTITIES (Continued)

        The consolidated VIEs are directly owned by certain executive officer and employees of the Group. Capital for these VIEs was funded by the Group through loans provided to those executive officer and employees, and was initially recorded as loans to related parties. These loans are eliminated for accounting purposes against the capital of the VIEs upon consolidation.

        Under contractual agreements with the Group, those executive officer and employees of the Group who are shareholders of the VIEs are required to transfer their ownership in these entities to the Group, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Group at any time to repay the loans outstanding. The VIEs conferred an exclusive and irrevocable right to the Company that the Company can purchase all or part of the shares of the acquired company at a price of RMB1.0 at its own discretion under the Chinese law. Those executive officer and employees of the Group who are shareholders of the VIEs have pledged their shares in the VIEs as collateral for the loans. As of December 31, 2010, the aggregate amount of these loans was RMB47.5 million.

        As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company will conduct certain business in the PRC through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

26. SEGMENT INFORMATION

        The reportable segments represent the Group's operating segments for which separate financial information is available and which is utilized on a regular basis by its chief operating decision maker ("CODM") to assess performance and to allocate resources. In identifying its reportable segments, the Group also considers the nature of services provided by its operating segments. The Group's CODM has been identified as the Chairman and Vice Chairman, who review the consolidated and segment results when making decisions about allocation of resources and assessing performance of the Group.

        Management has determined that the Group operates in four reportable segments: Company-owned Brokerage Services, Franchise Services, Mortgage Management Services and Primary and Commercial Services.

        The Mortgage Management Services business grew substantially in 2008 and accordingly had its revenue, costs and expenses reviewed separately by the CODM starting from 2008.

        Primary and Commercial Services grew substantially in 2010 and accordingly had its revenue, costs and expenses reviewed separately by the CODM starting from 2010. All segment data for all prior years presented have been restated to reflect the Primary and Commercial Services segment as a separate segment.

        Management evaluates the operating results of each of its reportable segments based upon (1) revenue from external customers, (2) commissions and other agent-related costs, (3) operating costs, (4) selling, general and administrative expense, (5) income (loss) from operations and (6) net income (loss), each of which is presented in the Group's Consolidated Statements of Operations.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

        The following tables summarize the selected revenue and expenses information for each reportable segment for the years ended December 31, 2008, 2009 and 2010:

	Year ended December 31, 2008 (in RMB thousands)
	Company-Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	206,076	56,633	10,650	—	—	273,359
Commissions and other agent-related costs	(146,604)	(2,130)	(2,816)	—	—	(151,550)
Operating costs	(132,577)	(12,291)	(1,589)	—	—	(146,457)
Selling, general and administrative expenses	(52,805)	(13,772)	(5,561)	—	(30,814)	(102,952)
(Loss) income from operations	(125,910)	28,440	684	—	(30,814)	(127,600)
Net (loss) income	(125,418)	27,000	225	—	(33,694)	(131,887)

	Year ended December 31, 2009 (in RMB thousands)
	Company-Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	590,222	28,223	32,926	285	—	651,656
Commissions and other agent-related costs	(281,948)	(2,045)	(4,823)	(330)	—	(289,146)
Operating costs	(109,800)	(7,990)	(1,687)	(128)	—	(119,605)
Selling, general and administrative expenses	(55,548)	(12,107)	(8,803)	(985)	(23,978)	(101,421)
Income (loss) from operations	142,926	6,081	17,613	(1,158)	(23,978)	141,484
Net income (loss)	140,239	4,555	13,677	(1,158)	(22,518)	134,795

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

	Year ended December 31, 2010 (in RMB thousands)
	Company-Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	482,371	17,011	24,381	7,066	—	530,829
Commissions and other agent-related costs	(307,153)	(759)	(6,550)	(4,410)	—	(318,872)
Operating costs	(187,298)	(7,260)	(1,827)	(3,106)	(179)	(199,670)
Selling, general and administrative expenses	(80,560)	(13,446)	(9,759)	(5,067)	(67,439)	(176,271)
(Loss) income from operations	(92,640)	(4,454)	6,245	(5,517)	(67,618)	(163,984)
Net (loss) income	(83,952)	(5,597)	5,026	(5,517)	(73,660)	(163,700)

        All of the Group's revenues from external customers are generated in the PRC.

27. SUBSEQUENT EVENTS

        a)    In January 2011, the Group acquired a company based in Beijing with a license to offer consumer loans with property collateral through a series of contractual arrangements with the VIEs (see Note 25). The total consideration for the transaction was RMB 5 million, which was paid in cash.

        b)    On March 4, 2011, the Group signed an agreement to acquire a majority ownership stake in SG International Investments Ltd., which is the parent company of an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for primary commercial real estate projects.

        c)     On April 6, 2011, the Company established a wholly-owned subsidiary in Beijing, China, which will engage in software development and licensing services. In accordance with the investment agreement, the Company injected RMB2 million as paid-in capital.

        d)    On May 9, 2011, Goldman Sachs Strategic Investments (Asia) L.L.C converted all of its 80,502,938 Class B ordinary shares into 80,502,938 Class A ordinary shares, pursuant to the conversion terms of the Class B ordinary shares.

        e)    Subsequent to December 31, 2010, the Company has repurchased a total of 533,476 ADSs, with a total aggregate of 1,498,590 ADSs repurchased since November 26, 2010.

        f)     As discussed in Note 7, in November 2010, TianRe Fund I and MMC BJ entered into an entrusted loan agreement whereby MMC BJ agreed to provide TianRe Fund I with a RMB 30.0 million loan with an annual interest rate of 14%. The loan was made subsequent to year-end, in January 2011. In December 2010, TianRe Fund I agreed to provide a bridge loan to a real-estate developer, which amounted to RMB 211.1 million. This loan was also made in January 2011, and was secured by a completed commercial property as collateral from the real-estate developer.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

28. RESTRICTED NET ASSETS

        Relevant PRC laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to annually appropriate 10% of net after-tax income to the general reserve fund or statutory surplus fund (see Note 2(x)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability, which restricted portion amounted to approximately RMB354.0 million and RMB859.8 million as of December 31, 2009 and 2010, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

        The separate condensed financial statements of IFM Investments Limited as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company's investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as "Long-term investments".

        The Company was incorporated in the Cayman Islands on November 30, 2005, by IFM Holding Company Ltd., a Cayman Islands exempt company. IFM Holding was a wholly-owned subsidiary of Maxpro International Enterprise, Inc. ("Maxpro"), a New York corporation. Maxpro was 100% owned by Mr. Donald Zhang through D&M Capital Corporation.

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

        The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2010.

        Operating expenses for the Company for the years ended December 31, 2008, 2009 and 2010 included share-based compensation as a result of the options granted to employees of the Company in 2008, 2009 and 2010. Total share-based compensation for the years ended December 31, 2008, 2009 and 2010 were approximately RMB730,000, RMB1,858,000 and RMB16,860,000, respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Financial information of parent company
Condensed Balance Sheets
(in thousands, except par value)

	December 31,
	2009 RMB	2010 RMB	2010 US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	8,898	83,106	12,592
Restricted cash	—	1,327	201
Amounts due from subsidiaries, associates and related parties	59,687	85,640	12,976
Prepaid expenses and other current assets	4,251	77	12

Total current assets	72,836	170,150	25,781

Non-current assets:
Long-term investments	318,804	594,791	90,120

Total assets	391,640	764,941	115,901

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accrued expenses and other current liabilities	2,678	7,156	1,084
Amounts due to subsidiaries, associates and related parties	2,524	2,717	412

Total liabilities	5,202	9,873	1,496

Convertible redeemable preferred shares (US$0.001 par value, 311,367 shares authorized, issued and outstanding, with the redemption value of RMB566,470 as of December 31, 2009)	518,318	—	—
Shareholders' (deficit) equity:
Class A ordinary shares (US$0.001 par value, 1,013,747 and 3,133,000 shares authorized, 260,000 and 608,793 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	2,152	4,533	687
Class B ordinary shares (US$0.001 par value, none outstanding as of December 31, 2009; 100,000 shares authorized, 80,503 shares issued and outstanding as of December 31, 2010)	—	550	83
Treasury stock	—	(25,824)	(3,913)
Additional paid-in capital	—	1,072,079	162,437
Statutory reserves	1,173	5,595	848
Accumulated deficit	(135,205)	(301,865)	(45,737)

Total shareholders' (deficit) equity	(131,880)	755,068	114,405

Total liabilities, convertible redeemable preferred shares and shareholders' (deficit) equity	391,640	764,941	115,901

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Financial information of parent company
Condensed Statements of Operations
(in thousands)

	Years Ended December 31,
	2008 RMB	2009 RMB	2010 RMB	2010 US$
				(Note 2(c))
Costs and expenses:
Selling, general and administrative expenses	(14,202)	(8,360)	(24,903)	(3,773)

Total costs and expenses	(14,202)	(8,360)	(24,903)	(3,773)

Loss from operations	(14,202)	(8,360)	(24,903)	(3,773)
Interest income	1,325	19	597	90
Foreign currency exchange (loss) gain	(7,635)	2	(3,350)	(508)

Loss before share of subsidiaries' and associates' (loss) income	(20,512)	(8,339)	(27,656)	(4,191)
Share of subsidiaries' and associates' (loss) income	(111,806)	143,380	(134,582)	(20,391)

Net (loss) income	(132,318)	135,041	(162,238)	(24,582)
Accretion of convertible redeemable preferred shares	(15,759)	(16,426)	(1,213)	(184)
Income allocated to participating preferred shareholders	—	(64,639)	—	—

Net (loss) income attributable to ordinary shareholders	(148,077)	53,976	(163,451)	(24,766)

Condensed Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2008 RMB	2009 RMB	2010 RMB	2010 US$
				(Note 2(c))
Net cash used in operating activities	(13,736)	(11,529)	(7,800)	(1,182)
Net cash used in investing activities	(32,889)	—	(410,569)	(62,207)
Net cash provided by financing activities	19,137	(31,782)	493,971	74,844
Effect of exchange rate changes on cash and cash equivalents	(4,506)	(29)	(1,394)	(211)

Net increase (decrease) in cash and cash equivalents	(31,994)	(43,340)	74,208	11,244
Cash and cash equivalents at the beginning of year	84,232	52,238	8,898	1,348

Cash and cash equivalents at the end of year	52,238	8,898	83,106	12,592