Form 20-F
period 2011-12-31
IFM Investments Ltd
filed 2012-04-30
CIK 1477324

Use these links to rapidly review the document

IFM INVESTMENTS LIMITED INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011.
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
Phone: (86 10) 6561-7788
Facsimile: (86 10) 6561-3321
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
American Depositary Shares, each representing forty-five Class A ordinary shares, par value US$0.001 per share.	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

            Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            As of December 31, 2011, we had 667,671,676 ordinary shares, par value US$0.001 per share. As of April 30, 2012, the latest practicable date, we had 667,671,676 ordinary shares, par value US$0.001 per share.

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

  •
  "ADSs" are to our American depositary shares, each of which represents forty-five (45) Class A ordinary shares;

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

  •
  "COM" is to Beijing Xinrui Shijiao Business Managements Consultant Co., Limited, a company incorporated in the PRC;

  •
  "PRI" is to Beijing Kaicheng Huaxin Investment Consultants Limited, a company incorporated in the PRC;

  •
  "Chengdu Yichuan" is to Chengdu Yichuan Real Estate Brokerage Co., Ltd., a company incorporated in the PRC; and

  •
  "Shanggu" is to SG International Investments Limited, a company incorporated in the Cayman Islands, which currently holds two subsidiaries in the PRC.

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the rate in effect on December 30, 2011, which was RMB6.2939 to US$1.00, the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2011. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

        This annual report contains references to compound annual growth rate, which represents the rate of return on an annualized basis over the relevant time period.

        CENTURY 21® is a registered trademark owned by a subsidiary of Realogy Corporation, or Realogy.

FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors, including those listed under "Item 3. Key Information—D. Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

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

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

Item 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The following selected consolidated financial information and operating data for the periods and as of the dates indicated should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our financial statements not included in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or

U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	(US$)(1)
	(in thousands, except per share and per ADS data)
Statements of Operations Data:
Revenue
Net revenues	189,029	273,359	651,656	530,829	604,559	96,055
Costs and Expenses
Commissions and other agent-related costs	(82,866)	(151,550)	(289,146)	(318,872)	(428,920)	(68,149)
Operating costs	(79,886)	(146,457)	(119,605)	(199,670)	(296,652)	(47,133)
Selling, general and administrative expenses	(94,471)	(102,952)	(101,421)	(176,271)	(218,110)	(34,654)
Goodwill impairment losses	—	—	—	—	(30,614)	(4,864)
Net change in fair value of contingent consideration	—	—	—	—	25,716	4,086

Total costs and expenses	(257,223)	(400,959)	(510,172)	(694,813)	(948,580)	(150,714)

(Loss) income from operations	(68,194)	(127,600)	141,484	(163,984)	(344,021)	(54,659)
Interest income	1,708	4,441	2,244	6,685	5,845	929
Other income	—	—	—	9,350	2,086	331
Foreign currency exchange loss	(5,485)	(5,526)	(496)	(12,161)	(5,713)	(908)

(Loss) income before income tax and share of associates' losses	(71,971)	(128,685)	143,232	(160,110)	(341,803)	(54,307)
Income tax	(394)	(2,076)	(8,275)	(2,985)	(1,103)	(175)
Share of associates' losses	(409)	(1,126)	(162)	(605)	2,496	397

Net (loss) income	(72,774)	(131,887)	134,795	(163,700)	(340,410)	(54,085)
Net (income) loss attributable to non-controlling interests	(1,347)	(431)	246	1,462	3,895	619

Net (loss) income attributable to IFM Investments Limited	(74,121)	(132,318)	135,041	(162,238)	(336,515)	(53,466)

Net (loss) income per share:
Basic	(0.31)	(0.57)	0.21	(0.25)	(0.50)	(0.08)
Diluted	(0.31)	(0.57)	0.20	(0.25)	(0.50)	(0.08)
Net (loss) income per ADS:(2)
Basic	(14.07)	(25.62)	9.34	(11.24)	(22.66)	(3.60)
Diluted	(14.07)	(25.62)	9.19	(11.24)	(22.66)	(3.60)
Weighted average number of ordinary shares used in per share calculations:
Basic	260,000	260,000	260,000	654,637	668,291	668,291
Diluted	260,000	260,000	264,396	654,637	668,291	668,291

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2939 to US$1.00, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2011.

(2)
All net (loss) income per ADS have been adjusted to reflect the change of the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012.

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	(US$)(1)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	331,216	176,977	334,589	520,647	235,450	37,409
Cash in bank-time deposits	—	—	—	120,000	—	—
Restricted cash	14,497	17,213	28,784	32,498	10,997	1,747
Accounts receivable, net	9,965	13,633	61,938	50,599	97,090	15,426
Loans receivable, net	—	—	—	12,732	37,511	5,960
Amount due from related parties	44,068	38,110	386	1,710	71	11
Property and equipment, net	42,467	42,954	41,181	78,330	62,513	9,932
Intangible assets, net	26,317	29,796	27,825	34,888	95,827	15,225
Total assets	513,187	360,895	543,834	958,542	725,062	115,199
Accrued expenses and other current liabilities	52,234	53,597	130,668	163,036	150,502	23,910
Total liabilities	145,647	111,356	157,340	204,845	243,711	38,719
Convertible redeemable preferred shares	469,971	501,892	518,318	—	—	—
Class A ordinary shares	2,152	2,152	2,152	4,533	4,939	785
Class B ordinary shares	—	—	—	550	—	—
Total shareholders' (deficit) equity	(102,431)	(252,353)	(131,824)	753,697	415,170	65,965

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2939 to US$1.00, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2011.

	For the Years Ended or as of December 31,
	2009	2010	2011
Other Financial and Operating Data:
Company-owned brokerage services
Net revenues (in thousands of RMB)	590,222	482,371	513,375
Average number of operating sales offices(1)	248	451	517
Average monthly net revenues per operating sales office (in thousands of RMB)	198.3	89.1	82.7
Mortgage management services
Net revenues (in thousands of RMB)	32,926	24,381	22,903
Amount of referred mortgages and home equity loans (in thousands of RMB)	5,956,100	4,425,031	2,842,539
Amount of entrusted and mortgage credit loans provided (in thousands of RMB)	—	16,150	86,800
Franchise services
Net revenues (in thousands of RMB)	28,223	17,011	23,546
Number of regional sub-franchisors as of year-end	30	28	28
Primary and Commercial Services(2)
Net revenues (in thousands of RMB)	285	7,066	44,735
Aggregate gross floor area of properties sold (in thousand square meters)	—	45	224

(1)
Equals the sum of the number of sales offices in operation that existed at the end of each month in the applicable year, divided by the number of months in such year.

(2)
Our primary and commercial services accounted for 0.0%, 1.3% and 7.4% of net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We began to create teams dedicated to the primary and commercial real estate markets in 2009 and began managing our primary and commercial services as a separate segment in 2010.

  EXCHANGE RATE INFORMATION

          Our business is primarily conducted in China, and all of our revenues and expenses are denominated in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2939 to US$1.00, the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2011. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

          The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and will not be used in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate(1)
Period	End	Average(2)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20)	6.3080	6.3052	6.3150	6.2975

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

        We conduct our real estate services business primarily in China, and our business depends substantially on the conditions of the real estate market in China. The real estate market in China remains at an early stage of development, and social, political, economic, legal and other factors may affect its development. For example, the lack of a mature and active secondary market for private properties and the limited amount of mortgage loans available to individuals in China may result in fluctuations in residential real estate markets. Although demand for private residential property in China has grown rapidly in recent years, this growth has often been coupled with volatile market conditions and fluctuations in property prices. For example, the rapid expansion of the property market in major provinces and cities, such as Beijing, Shanghai and Shenzhen, in the early 1990s, led to an oversupply in the mid-1990s and a corresponding fall in property values and rentals in the second half of the decade. We believe our business has been affected by fluctuations in the real estate market in China. For instance, our average monthly net revenues per operating sales office decreased by 55.0% during the year ended December 31, 2010 compared to the same period in 2009, and decreased by 7.2% during the year ended December 31, 2011 compared to the same period in 2010. We believe this decrease was mainly due to the general weakness of the real estate market in China during 2010 and 2011 resulting from the real estate tightening policies adopted by the central government, which were aimed at cooling down the overheating property market and to curb excessive lending in the real estate industry. Such government policies have negatively affected the real estate market and caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential home buyers from making purchases, reduce transaction volume and cause a decline in average selling prices. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations." The PRC property market may experience, and transaction volume may be impacted by, undersupply or oversupply and property price fluctuations caused by economic, social, political and other factors. Any future overdevelopment in the property sector or other adverse changes in the economic, political or social environment in China may result in an oversupply of properties and a decrease in property prices and overall transaction activities, which could materially and adversely affect our business, financial condition and results of operations.

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

        Our business and operations are sensitive to general business and economic conditions globally and in China. These include short-term and long-term interest rates, inflation or deflation, fluctuations in debt and equity capital markets, consumer confidence and the general condition of the PRC and world economies. Certain recent adverse developments in the global financial markets could continue to impact the global economy. These developments include, among others, a general slowdown of economic growth in China, the U.S. and elsewhere globally, the current European sovereign debt crisis and concerns about the viability of the European Union and the Euro, and substantial volatility and tightening of liquidity in financial and real estate markets. Numerous general business and economic factors could contribute to a real estate market downturn and adversely affect our business, including: (1) any systemic weakness in the banking and financial sectors; (2) any substantial declines in the stock markets or continued stock market volatility; (3) any increase in levels of unemployment; (4) a lack of available credit and lack of confidence in the financial sector; and (5) any general economic downturn in China or the global economy. Adverse developments in these general business and economic conditions could have a material and adverse effect on our business, financial condition and results of operations.

We experienced net losses for the years ended December 31, 2010 and 2011, and there is no assurance that we will be profitable in the future.

        During the years ended December 31, 2009, 2010 and 2011 we had a net income of RMB134.8 million, a net loss of RMB163.7 million and a net loss of RMB340.4 million (US$54.1 million), respectively. These fluctuations were primarily due to a series of restrictive government policies for the real estate industry in China implemented in 2010 and 2011, which negatively impacted our net revenues per sales office, and the expenses arising from the addition of a significant number of company-owned sales offices in 2010 and 2011. Consequently, our accumulated deficit was RMB301.9 million and RMB638.4 million (US$101.4 million) as of December 31, 2010 and December 31, 2011, respectively. We expect to continue to reduce costs and streamline our operations as we implement initiatives to deal with the current regulatory environment relating to our business, particularly our company-owned brokerage services business. If our net revenues do not sufficiently increase to offset the expected increases in costs and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. Net revenues in future periods could decline or grow more slowly than we expect and we cannot assure you that we will be profitable in the coming year, or that we will be able to maintain profitability in the future.

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

        Our rights to use the CENTURY 21® brand are set forth in our master sub-franchise agreement with Realogy. The master sub-franchise agreement has a term of 25 years starting from March 2000, extendable at our election for additional terms of 25 years upon payment of renewal fees. As contractual rights, our rights to use the CENTURY 21® brand remain subject to the risks and limitations customarily associated with contractual relationships, including, but not limited to, a party's right to terminate the agreement in the event the other party materially breaches the agreement, a party's right to terminate in certain specified circumstances, and the risk that the contract may be voided if either party were to enter bankruptcy or a similar restructuring process. An agreement could be rejected in connection with a bankruptcy of another party thereto if, in the business judgment of a trustee of a party, as debtor-in-possession, rejection of the contract would benefit a party's estate. A bankruptcy by our licensor or any owner of the CENTURY 21® trademarks or system know-how could impede our right to use the CENTURY 21® brand and system. Any such adverse development could result in, among other things, an inability to use the CENTURY 21® brand and system, incurrence of material expenses in connection with building our brand or acquiring another brand to support our company-owned brokerage services business and franchise services business, payment of fees or compensation relating to settlements with the regional sub-franchisors or franchisees that terminate their franchise relationships with us, or diminished market recognition, any or all of which could have a material and adverse effect on our business, financial condition and results of operations.

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

Competition in the real estate brokerage services business in China is intense and may adversely affect our business, financial condition and results of operations.

        Competition in the real estate brokerage services business in China is intense, especially in the densely populated areas. We compete with Centaline (China) Property Consultants Limited, Homelink Real Estate Agency Co., Ltd., and 5i5j Real Estate Co. Ltd for secondary real estate brokerage services business, and to a lesser extent, with E-house (China) Holdings Limited, World Union Properties

Consulting Co., Limited and Syswin Inc. for primary real estate brokerage services business. We also compete with regional competitors in each of the regions where we own and operate sales offices. Some of these companies may have greater financial resources than we do, including greater marketing budgets and technological advantages. In addition, the secondary real estate brokerage services industry has low capital commitment requirements for small operations, lowering the barriers to entry for new participants, especially participants pursuing alternative methods of marketing real estate, such as internet-based listing services. Real estate brokers compete for sales and marketing business primarily on the basis of the services offered, reputation, brand recognition, personal contacts, local expertise and brokerage commission rates. Any decrease in the market average brokerage commission rate may adversely affect our net revenues and profits. We also compete for the services of qualified sales professionals. Such competition could reduce commissions retained by our company after giving effect to the split with sales professionals and could increase the amounts that we spend on recruiting and retaining sales professionals.

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

        We face competition in the mortgage management services business from in-house mortgage management teams of our competitors in the brokerage services business, commercial banks and specialized mortgage management services providers. In the second half of 2009, certain commercial banks in Shanghai and Beijing agreed to collectively reduce mortgage referral commissions in connection with secondary real estate transactions. This adversely affected our revenues derived from referral commissions in both Shanghai and Beijing. Any increase in the level of competition or any negative development such as described above could materially and adversely affect our business, financial condition and results of operations.

We face competition in the primary and commercial services business.

        In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, Centaline Group, SYSWIN Inc., Shanghai T&D Real Estate Co. Ltd., B.A. Consulting Company, and E-house (China) Holdings Limited, all of which operate in multiple cities in China. Some of these competitors may have greater resources than we do, including better client relationships in certain local areas and financial and informational resources. The limited capital resources required to enter the primary real estate sales agency and consultancy services industry in any given region also means there are low entry barriers for our competitors to enter into our major markets. New and existing competitors may offer lower commission rates with a wider range of services which could attract our existing developer clients away from us. Increased competition among primary real estate sales agency and consultancy companies could result in decreases in commission rates within the industry, increased operating costs relating to the provision of a wider range of services in order to compete effectively and higher administrative costs to attract or retain talented employees. We may not be able to continue to compete effectively and to maintain our current commission or margin levels. If we fail to compete effectively, our revenues, profitability and growth prospects will be negatively affected. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects, with a plan to acquire another 35% of its equity interest between 2014 and 2019. For detailed discussion of risks relating to our business expansions in the primary and commercial services business, see "—We may not be successful in our business expansions through future acquisitions."

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

        GL Asia Mauritius II Cayman Ltd. ("GLA"), an affiliate of Avenue Capital and one of our shareholders, filed a petition on December 30, 2011 in the Grand Court of the Cayman Islands, our company's jurisdiction of organization, to request an order to wind up our company and other remedies. We, having consulted with our legal counsel, firmly believe that there is no basis for any of GLA's claims, and that a winding up would not be the appropriate remedy for any of the claims made. We filed a summons to strike out GLA's petition on January 6, 2012, and are contesting GLA's petition. On April 27, 2012, we entered into the Restructuring Deed with GLA and certain other parties, pursuant to which, on the restructuring date GLA and we shall seek an order to withdraw the petition filed by GLA. For more information about the Restructuring Deed, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring Deed."

We are exposed to business and legal risks related to our entrusted and mortgage credit loan services or if our entrusted and mortgage credit loan services are found to have violated the relevant regulations in the future, we will incur significant losses, which may materially and adversely affect our financial condition.

        In July 2010, we began to offer entrusted and mortgage credit loans services as part of our mortgage management services. Under our entrusted loan arrangements with commercial banks, we provide consumer financing to borrowers with funds being released by the commercial banks from our trust accounts at the banks. Commercial banks collect interest and principal payments from the borrowers on our behalf and receive service fees. The entrusted loans and mortgage credit loans, whose terms range from two to 12 months, are secured with the borrowers' mortgage-free properties. In general, we limit loan amounts to approximately 50% to 65% of the pledged properties' most recently assessed market value and usually charge services fees and interest rates which are above the prime mortgage lending rate. In addition, we will obtain enforceable pledges which, in case of default by the borrowers, allow us to dispose of the pledged properties in foreclosure sales. As of December 31, 2011, our total outstanding entrusted and mortgage credit loans balance was RMB37.5 million (US$6.0 million). As the lender, we bear the risks related to the entrusted loans and mortgage credit loans. Although we conduct background checks and internal reviews on potential borrowers, we cannot assure you that our borrowers will repay part or all of the interest and principal amounts of the loans. Furthermore, because we are not a financial institution and lack experience in providing loans, our internal review and approval procedures may not function as well as we expect. If the borrowers default on their repayment obligations and the market values of the pledged properties decline below the amounts of our entrusted loans and mortgage credit loans, or if our entrusted and mortgage credit loan services are found to have violated the relevant regulations in the future, we will incur significant losses, which may materially and adversely affect our financial condition. We currently offer the entrusted and mortgage credit loan services primarily through our subsidiary Beijing Kaishengjinglue Guarantee Co. Limited, which is a financing guarantee company. According to the Tentative Administrative Measures for Financing Guarantee Companies promulgated in March 2010, or the Tentative Measures, entrusted and mortgage credit loans provided by a financing guarantee company could be construed as providing loans and thus being restricted. However, since the Tentative Measures have only been enforced for a short period, there remains uncertainty as to whether our entrusted and mortgage credit loan services provided by Beijing Kaishengjinglue Guarantee Co. Limited will be regarded as providing loans and thus be restricted.

We are subject to risks related to the interim guarantees that we provide to our mortgage management services customers in Beijing.

        As is customary in the mortgage management industry in Beijing in previous years, we provide interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers prior to the time when the mortgage registration certificate is issued to the bank by the applicable property registry. See "Item 4. Information on the Company—B. Business Overview—Our Services—Mortgage Management Services." If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, we may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank. If multiple home buyers default on their payment obligations at around the same time, we will be required to make significant payments to the banks to satisfy our guarantee obligations. If we are unable to recover the amounts paid with respect to our guarantees, we will suffer financial losses. As of December 31, 2009, 2010 and 2011, the contingent guarantee obligation in connection with our provision of interim guarantees amounted to RMB718.7 million, RMB0.9 million and RMB0.9 million (US$0.1 million), respectively. We did not experience any losses associated with our interim guarantees for the years ended December 31, 2009, 2010 and 2011. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry in Beijing, we no longer provided interim guarantees to our mortgage management service customers.

The PRC Government may determine that the contractual arrangements with the variable interest entities ("VIEs") relating to our mortgage credit business are not in compliance with applicable PRC laws and regulations.

        The mortgage credit business currently engaged by our company is regulated by, among others, the Measures for the Administration of Mortgage Credit (the " Mortgage Credit Measures"). According to Article 71 of the Mortgage Credit Measures, regulations governing the investment by foreign invested companies in mortgage credit business in the PRC shall be separately promulgated by the Ministry of Commerce ("MOFCOM") and other relevant authorities. As of the date of this annual report, no relevant regulations have been promulgated by the MOFCOM.

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

        In addition, our information systems are vulnerable to damage or interruption from various causes, including (1) natural disasters, war and acts of terrorism, (2) power losses, computer system failures, internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events and (3) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. While we maintain certain disaster recovery capabilities for critical functions in most of our businesses, these capabilities may not successfully prevent a disruption to, or have a material and adverse effect on, our businesses or operations in the event of a disaster or other business interruption. Any extended interruption in our information systems could significantly reduce our ability to conduct our business and generate revenues. Additionally, we do not carry business interruption insurance for any losses that may occur.

If we cannot manage our growth, our operating results or profitability could be materially and adversely affected.

        We have experienced substantial growth since we began operations in 2000. Our net revenues amounted to RMB651.7 million in 2009, which decreased to RMB530.8 million in 2010 and increased to RMB604.6 million (US$96.1 million) in 2011. Our average number of operating sales offices was 248, 451 and 517 for 2009, 2010 and 2011, respectively. As a result of our cost reduction strategy, we have reduced our operating sales offices to 386 and 328 as of December 31, 2011 and March 31, 2012, respectively. Although we currently do not have a plan to significantly expand our company-owned brokerage services in 2012, our expansion, if any in the future years, could place significant demands on us to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. During our expansion, we may also face other difficulties as a result of a number of factors, many of which are beyond our control, such as any general unfavorable conditions in the real estate market, labor cost increases due to higher sales staff headcount or delays or denials of required approvals by relevant government authorities. As a result, our operating results or profitability could be materially and adversely affected.

We may not be successful in our business expansions through future acquisitions.

        We have established our company-owned brokerage services business in Shanghai, Shenzhen and Chengdu through acquisitions. In territories where we do not have company-owned sales offices, one of our expansion strategies is to establish our own brokerage services business by acquiring existing chains of sales stores or regional sub-franchisors when their operations become mature and profitable. However, our experience in Shanghai, Shenzhen and Chengdu may not be replicable in other areas of China. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects, with a plan to acquire another 35% of its equity interest between 2014 and 2019. The success of our future acquisition strategies will depend upon our ability to negotiate with acquisition targets on favorable terms, and to finance and complete these transactions. We also need to effectively integrate newly acquired brokerage businesses into our existing operations, which may involve complex operational and personnel-related challenges, including rectifying possible inconsistencies in standards, controls, procedures and policies, maintaining important business relationships, overcoming local cultural differences, and controlling unanticipated expenses related to such integration. We may also incur material costs relating to such integration. A prolonged diversion of management's attention and any delays or difficulties we encounter in connection with the integration of any business that we have acquired or may acquire in the future could prevent us from realizing the anticipated cost savings and revenue growth from our acquisitions.

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

        We plan to continue to expand our business into new geographical areas in China and to enter into new businesses to diversify our portfolio of products and services. Because China is a large and diverse market, home buying trends and demands may vary significantly by region, and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects, in June 2011 with a plan to acquire another 35% of its equity interest between 2014 and 2019. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets. Therefore, we may not be able to successfully execute our business development strategy, which could have a material and adverse effect on our business, financial condition and results of operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would materially adversely affect our net income.

        In accordance with U.S. GAAP, we account for our acquisitions using the purchase method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets being recognized in our consolidated financial statements. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets occurs, which could have a material adverse effect on our results of operations.

        For the year ended December 31, 2011, we incurred an impairment loss of RMB4.4 million (US$0.7 million) and of RMB26.2 million (US$4.2 million) from Shenzhen CIR and Shanggu, respectively, as a result of the decline of the business conditions of the related entities due to the continuing nationwide slowdown in the real estate market.

We may not maintain sufficient insurance coverage for the risks associated with our business operations.

        Risks associated with our business operations include, but are not limited to, claims for wrongful acts committed by our sales professionals, disputes with our regional sub-franchisors or franchisees that we do not own, the loss of intellectual property rights or the failure of information technology systems crucial to our operations, the loss of key personnel and risks posed by natural disasters. Any of these risks may result in significant losses. We maintain insurance coverage we consider customary in China for the industry in which we operate and in compliance with the insurance requirements imposed on us by our master sub-franchise agreement with Realogy. However, we cannot assure you that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our existing insurance policy on a timely basis or at all.

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

        Prior to our initial public offering, we were a private company with limited accounting and other resources with which to adequately address our internal controls and procedures. When preparing our consolidated financial statements for the years ended December 31, 2007 and 2008, we noted one material weakness in our internal control over financial reporting relating to a lack of sufficient resources to perform period-end financial reporting procedures, address complex accounting issues under U.S. GAAP and prepare and review financial statements and related disclosures under U.S. GAAP. This material weakness resulted in adjustments to our consolidated financial statements for the years ended December 31, 2007 and 2008. In order to remedy this material weakness, we undertook various initiatives to strengthen our internal control over financial reporting and improve our U.S. GAAP financial closing-related policies and procedures in 2009 and 2010. As of December 31, 2010, this material weakness had been remedied. We have successfully completed our Section 404 assessment and received the auditor's attestation for the years ended December 31, 2010 and 2011. However, in the future, if we fail to maintain effective internal controls over financial reporting or to obtain an "unqualified" auditors' attestation, our ability to accurately report our financial results may be impaired, which could adversely impact investor confidence and the market price of our ADSs.

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

Our corporate actions are substantially controlled by Mr. Donald Zhang and Mr. Harry Lu. The transactions between our shareholders may result in a change of control of our company.

        As of April 18, 2012, the latest practicable date, Mr. Donald Zhang, our chairman and chief executive officer, and Mr. Harry Lu, our vice chairman and president, beneficially owned approximately 40.5% of our outstanding shares. Accordingly, Messrs. Zhang and Lu have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

        Pursuant to a secured exchangeable note issued by IFM Overseas Partners L.P. ("IFMOP"), a shareholder of our company and beneficially owned by Mr. Donald Zhang and Mr. Harry Lu, to GLA on October 19, 2007 and amended and restated on January 27, 2010 ("Existing Note"), GLA may exchange the Existing Note for the ordinary shares of our company held by IFMOP at any time at least 55 days after our initial public offering. The exchange price shall be calculated based on the fair market value of our ordinary shares at the time of the exchange and the timing of the exchange, according to an agreed formula as set forth in further detail in the Existing Note. IFMOP received an exchange notice from GLA on October 5, 2011, which required IFMOP to redeem the Existing Note by way of exchange and transfer of 441,816,158 ordinary shares to GLA. Such amount of ordinary shares exceeds the total ordinary shares held by IFMOP. GLA, IFMOP, our company and certain other parties entered into the Restructuring Deed on April 27, 2012. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring Deed." Pursuant to the Restructuring Deed, the Existing Note shall be amended and restated on the terms set out in a new secured note ("New Note") on the restructuring date and IFMOP will mortgage all ordinary shares of our company held by it to GLA to secure its obligations under the New Note. Under the New Note, GLA shall not be entitled to any right to exchange the New Note to our ordinary shares held by IFMOP. If the restructuring date were not to occur as contemplated in the Restructuring Deed and GLA were taking actions to enforce its exchange rights under the Existing Note, or if IFMOP failed to comply with its obligations under the New Note and GLA claimed ownership to the mortgaged shares held by IFMOP, there might be a change of control of our company.

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

        We conduct substantially all of our business operations in China. As the real estate sector is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China's economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People's Bank of China ("PBOC")'s statutory deposit reserve ratio and imposing commercial bank-lending guidelines, which had the effect of slowing the growth of credit availability. For example, in 2010 and early 2011, the PBOC suspended loans to home buyers whose family members already own two or more properties and to non-local residents who cannot provide evidence showing that they have paid taxes or social insurance for more than one year, and raised the reserve ratio to cool lending and stabilize rising inflation. By implementing certain regulations from the central government, the local government of many cities issued regulations early 2011 to forbid (1) any local family owning more than two properties and non-local family owning more than one property and (2) any non-local family that cannot provide evidence for tax payment or social welfare payment for more than one year to buy any property in the city, other than in Beijing where the requirement is five consecutive years. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the real estate market in China, which could materially and adversely affect our business.

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

        We may make loans to our PRC subsidiaries. Any loans to or investments in our PRC subsidiaries are subject to approval by or registration with relevant governmental authorities in China. We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC operating subsidiaries may be subject to the approval of the MOFCOM or its local branches. We may not obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in the value of the RMB may have a material and adverse effect on your investment.

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of over 20% in the RMB against the U.S. dollar over the following three years. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China's exchange regime to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. On June 19, 2010, the PBOC announced that it had decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB's exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. On April 14, 2012, the PBOC announced that it would widen the daily trading band of the RMB and allow RMB to fluctuate by as much as 1% on both sides of a central reference exchange rate against the U.S. dollar effective from April 16, 2012.

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

        The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange ("SAFE") by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. This could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        China has regulations that subject our PRC subsidiaries to additional restrictions if we have beneficial owners who are PRC residents that have not properly filed with authorities in China. See "Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents." Currently, we do not have beneficial owners whom we know to be PRC residents. However, we cannot provide any assurances that any PRC resident who becomes our beneficial owner in the future will be able to comply with relevant regulations promulgated by SAFE, or SAFE regulations in a timely manner, or at all. Any failure or inability of our PRC resident beneficial owners to comply with the registration procedures may subject such PRC resident beneficial owners to certain fines and legal sanctions, restrict our cross-border investment and financing activities, or limit our PRC subsidiaries' ability to distribute dividends or obtain foreign exchange-denominated loans.

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

        In December 2006, the PBOC promulgated Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued Implementing Rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, the SAFE promulgated the Notice on Issues Related to

Foreign Exchange Administration in Domestic Individuals' Participation in Share Incentive Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas listed company are required, through a PRC agent or PRC subsidiary of such overseas listed company, to register with SAFE and complete certain other procedures. We and our PRC sales professionals and staff who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Any change in the preferential tax treatment we currently enjoy in the PRC may have an adverse impact on our business, financial condition and results of operations.

        Our PRC subsidiaries are subject to the corporate income tax ("CIT") with the tax rate of 25% except for Shanghai Ruifeng, Shanghai Anshijie Real Estate Consultant Co., Ltd., or Anshijie, and Shenzhen CIR, which enjoyed a preferential tax rate of 22% and 24% in 2010 and 2011, respectively, and Beijing Kudian Tongfang Technology Co., Ltd., or Kudian, which is entitled to exemption from corporate income tax in 2011 and 2012 and a 50% reduction in corporate income tax for each of the following three years from 2013 to 2015 pursuant to a Software Enterprise Certification. We expect that our income tax rate will increase in 2012. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Taxation."

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

        The amended Foreign Investment Industrial Guidance Catalogue, or the Catalogue, which was jointly promulgated by the National Development and Reform Commission ("NDRC") and the MOFCOM and came into effect on December 1, 2007, provided that real estate agency business and real estate brokerage business fell into the restricted category of foreign investment industries. The recently further amended Catalogue which was promulgated on December 24, 2011 and became effective on January 30, 2012, continues to classify the real estate agency business and real estate brokerage business as restricted categories of foreign investment industries.

        Our PRC legal counsel, Commerce & Finance Law Offices, is of the opinion that only new real estate agency and brokerage businesses established after December 1, 2007, or any existing real estate agency and brokerage businesses that require new approvals from the MOFCOM or its local branch in order to increase their registered capital or conduct an equity transfer, would be affected by the Catalogue. It may be difficult or take a long time for us to obtain any approvals from the MOFCOM or its local branch in order to establish our new PRC operating entities or to increase the registered capital of existing entities in the future. We cannot assure you that, if we are required to seek such approvals in the future, we will be able to obtain them from the MOFCOM or its local branch on a timely basis, or at all.

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

        The PRC Labor Contract Law, or Labor Contract Law, and its Implementation Regulation for the PRC Labor Contract Law, or Implementation Regulation may have brought substantial uncertainty as to its potential impact on our business, financial condition and results of operations. See "Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Labor Contracts." The implementation of the Labor Contract Law and the Implementation Regulation may increase our operating expenses, in particular our human resources costs and our administrative expenses. In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our sales professionals and staff, the Labor Contract Law may limit our ability to effectuate the modifications or changes in the manner that we believe to be most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations.

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

        Pursuant to the Tentative Administration Measures for Financing Security Companies issued on March 8, 2010 by the China Banking Regulatory Commission, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Finance, the MOFCOM, the PBOC and the State Administration for Industry and Commerce ("SAIC"), which became effective on the same day, the establishment of financing security companies shall be examined and approved by the relevant regulatory bodies. The regulatory body will issue operation licenses to a financing security company established upon approval. With such permits, the financing security company and its affiliates shall file applications with relevant industry and commerce administrations for registration. Those that conduct financing security business without due approval shall be suspended and punished by the regulatory body accordingly. We are in the process of applying for such approval. However, we cannot assure you that we will be able to obtain such approval. Our business, financial condition and results of operations could be materially and adversely affected if we fail to obtain such approval.

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

        On April 17, 2010, the State Council issued the Notice on Firmly Preventing Overly Fast Growth of Real Property Prices in Certain Cities, or the April Notice, which stipulated that a property purchaser's down payment for such purchaser's first property purchase must not be less than 30% of the purchase price if gross floor area of the property is larger than 90 square meters; a purchaser's down payment for such purchaser's second property purchase must not be less than 50% of the purchase price and the mortgage loan interest rate must not be less than 1.1 times the base lending rate published by the PBOC; and a purchaser's down payment and mortgage loan interest rate must significantly increase for such purchaser's third and additional property purchases. On September 29, 2010, the Ministry of Housing and Urban-Rural Development ("MHURD"), the PBOC, the China Banking Regulatory Commission and the Ministry of Finance promulgated a series of administrative rules, or the September Rules, to further implement the April Notice. The September Rules require that commercial banks suspend granting of mortgage loans on a nationwide basis (i) for any third or additional property purchases of any purchaser or (ii) to any non-resident purchaser unable to provide proof of tax or social security payments for more than one year.

        On January 26, 2011, the State Council issued the Notice of the State Council on Issues Related to Further Enhancing the Regulation and Control of Real Estate Market, or the January Notice. According to the January Notice, for those households who purchase a second house using a mortgage loan, the down payment may not be lower than 60% of the purchase price regardless of the gross floor area of the property purchased. The mortgage loan interest may not be lower than 1.1 times the base lending rate published by the PBOC. The respective branches of the PBOC may raise the down payment ratio and mortgage interest rate on mortgage loans for a second home purchase based on the price control targets set by the local government, the policy requirements set by the State Council and the national unified credit policies. As of March 31, 2012, some major cities in China, including Beijing, Shanghai, Chengdu, Jinan, Qingdao, Hangzhou, Xi'an, Yinchuan, Taiyuan, Guiyang and Dalian, have respectively promulgated local measures to restrict housing purchases.

        As a result of these measures to cool down the overheating property market and to curb excessive lending in the real estate industry, transaction volumes in the property market in selected cities in China, such as Beijing, Shanghai and Shenzhen, have declined significantly. As a real estate services provider, we are significantly affected by these government policies and regulatory measures as we primarily generate revenues based on the successful property transactions to which we provide real estate sales agency and consultancy services. Consequently, any of the following could cause a decline in property sales volumes and average selling prices as well as the related revenues we generate from our business:

  •
  any contractionary monetary policy adopted by the PRC government, including any significant rise in interest rates;

  •
  any adverse development in the credit markets or mortgage financing markets resulting from PRC government policies, such as the April Notice regarding the stringent down-payment and interest rate requirements aimed at curtailing ownership of multiple homes;

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

The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        Auditors of companies that are registered with the United States Securities and Exchange Commission ("SEC"), and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board (United States) ("the PCAOB") and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the People's Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our ADSs

We believe that we were and may continue to be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

        Based on the quarterly average value of our assets for the taxable year ended December 31, 2011, we believe that were classified as a PFIC for the year ended December 31, 2011, and we may continue to be a PFIC in the current taxable year or a future taxable year. Accordingly, a U.S. Holder (as defined in "Taxation—United States Federal Income Taxation") generally will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis, unless such U.S. Holder makes a timely "mark-to-market" election that may mitigate these consequences. Further, because we believe we were a PFIC for the year ended December 31, 2011, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder continues to hold our ADSs or ordinary shares unless a U.S. Holder makes a timely mark-to-market election. For more information see the section titled "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations."

Our ADSs would be subject to delisting from the New York Stock Exchange ("NYSE") if we are unable to achieve and maintain compliance with the NYSE's continued listing standards.

        Under the NYSE listing rules, we are required to maintain an average closing price of our ADSs of US$1.00 or higher over a 30-trading-day period. On October 20, 2011, we were notified by the NYSE that the price of our ADSs had fallen below the NYSE's continued listing standard relating to the minimum price requirement of the ADSs. As of October 19, 2011, the average closing price our ADSs over the preceding 30-trading-day period was $0.99. Under the NYSE's rules, our ADS price and 30-trading-day average ADS price must be back above US$1.00 within six months following receipt of the notification from the NYSE in order for us to regain compliance with the minimum share price requirement. We have notified the NYSE that we anticipate that this deficiency will be cured and that we will regain compliance with the NYSE's minimum share price requirement. Our ADSs were listed and traded on the NYSE during this period. We changed the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012. The closing prices of our ADSs from April 16, 2012 to April 29, 2012 were all above US$1.00.

        In addition to the minimum share price requirement noted above, the NYSE's continued listing standards applicable to us also include the following: (i) the average global market capitalization is not less than US$50 million over a 30-trading-day period and the stockholders' equity is not less than US$50 million; (ii) the average global market capitalization is not less than US$15 million over a 30-trading-day period. The violation of the latter requirement will result in immediate initiation of suspension and delisting procedures. Although our market capitalization fluctuates and was below US$15 million for some time due to market volatility, we are currently in compliance with these two NYSE criteria for continued listing. However, if we are unable to maintain compliance with such NYSE criteria for continued listing, our ADSs would be subject to suspension and delisting.

        If we were unable to comply with the NYSE's continued listing standards, there may be a significant decline in the trading price, trading volume and liquidity of our ADSs. We also expect that the suspension and delisting of our ADSs would lead to decreases in analyst coverage and market-making activity relating to our ADSs, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for our ADSs holders to sell their ADSs at prices comparable to those in effect prior to delisting or at all.

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

        Additional sales of our ordinary shares in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 18, 2012, the latest practicable date, we have 667,671,676 ordinary shares outstanding. The 3,751,764 ADSs representing 168,829,398 Class A Ordinary Shares are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, we have registered for resale an aggregate of 233,504,630 ordinary shares for Goldman Sachs Strategic Investments (Asia) L.L.C., or Goldman Sachs, and GLA.

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

        We are incorporated in the Cayman Islands. We conduct substantially all of our operations in China through the subsidiaries in China directly or indirectly owned by us. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or PRC court if you believe that we or our officers have infringed your rights under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the United States Court against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

        We underwent a reorganization and introduced Goldman Sachs Strategic Investments, as an investor to develop our company-owned brokerage services business in 2006. In connection with the reorganization, we incorporated IFM Investments Limited, our company in the Cayman Islands, on November 30, 2005 to be the holding company of our various subsidiaries, including IFM Co. In consideration for the contribution of all issued and outstanding shares of IFM Co., our founders received all of the issued and outstanding shares of our company. On August 24, 2006, which is the effective date of our reorganization, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 200,000,000 Series A preferred shares to Goldman Sachs Strategic Investments for US$22.0 million. After this investment, we began to develop our company-owned brokerage services business. In October 2006, we incorporated Beijing Anxin to develop our company-owned sales offices in Beijing. In the same month, we also acquired 14 sales offices from a third party in Shanghai through Shanghai Ruifeng to develop our company-owned brokerage services business in Shanghai. In 2008, we began managing our mortgage management services in Beijing and Shanghai as a separate segment.

        On October 19, 2007, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 105,253,600 Series B preferred shares to GLA, for US$40.0 million. On February 21, 2008, after giving effect to our 10-for-1 share split effected January 4, 2010, we issued 6,113,670 Series B preferred shares to Realogy, for approximately US$2.3 million.

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

        On November 28, 2011, we announced that we had signed a non-binding term sheet with E-House (China) Holdings Limited ("E-House") (NYSE: EJ), a leading real estate services company in China, and our founders, under the terms of which we would issue approximately 960 million new Class A ordinary shares to E-House and our founders at US$0.0267 per share, or US$0.40 per ADS (before giving effect to the change of the ratio of our ADS to ordinary share from 1:15 to 1:45 effective on April 16, 2012). Pursuant to the terms of the proposed transaction, we would receive total consideration of US$25 million from E-House and our founders. The total number of new shares issued would represent approximately 57.8% of our post-issuance enlarged share capital on a fully diluted basis. Upon closing of the proposed transaction, E-House would become our largest shareholder with a 37.3% ownership stake. Our founders would acquire an additional 20.5% equity share on a fully diluted basis, with their subscription of new Class A ordinary shares being financed by E-House. The final shareholding split between E-House and our founders would be subject to minor adjustments prior to the closing of the proposed transaction. As of the date of this annual report, we have not entered into any definitive agreements with E-house with respect to this proposed transaction.

        Trading in the ADSs offered in our initial public offering commenced on the New York Stock Exchange on January 28, 2010. We changed the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012.

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

B.    BUSINESS OVERVIEW

Overview

        We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21® brand, one of the world's most recognized brands in the real estate industry. As of December 31, 2011, our CENTURY 21® China network covered 31 major cities with more than 1,160 sales offices, employed 14,960 sales professionals and staff and maintained approximately 8.0 million property listings.

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

        We started our franchise services business in 2000 and have rapidly expanded our franchise network and our brand. Our franchise services business grants regional franchise rights for the CENTURY 21® brand to regional sub-franchisors in China who, in turn, open their own sales offices or grant third parties the right to open sales offices within their region. We generate revenues from our franchise services by collecting initial franchise fees and ongoing service fees from these regional sub-franchisors. Our franchise network has provided us with valuable information to gauge market maturity and identify potential opportunities to establish and grow our company-owned brokerage services business. Until we launched our company-owned brokerage services business in 2006, we generated our net revenues solely from our franchise services business. In the fourth quarter of 2010, we reacquired the franchise rights for Chengdu region. This is part of our long-term strategy to grow our company-owned brokerage services in Chengdu and nearby cities, as well as our related mortgage management services and primary and commercial services.

        We started our company-owned brokerage services business in Beijing and Shanghai in 2006, in Shenzhen in 2008 and in Chengdu in 2010, and have quickly expanded our company-owned sales office network in these cities through organic growth and acquisitions of sales offices owned by third parties. As of December 31, 2011, we had 386 company-owned sales offices including 28 temporarily closed company-owned sales offices, representing approximately 33.1% of our CENTURY 21® China network. Our company-owned brokerage services business owns and operates regional sub-franchisors and sales offices in the CENTURY 21® China network. We generate revenues from our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees. For the years ended December 31, 2009, 2010 and 2011, our company-owned sales offices contributed approximately 90.6%, 90.9% and 84.9% respectively, of our total net revenues.

        In 2008, we launched our independent mortgage management services in Beijing and Shanghai, providing services to customers both inside and outside our CENTURY 21® China network. Our mortgage management services business provides mortgage advisory services to home buyers and home owners and interim guarantee services to commercial banks. We generate revenues from our mortgage management services primarily through commissions earned from commercial banks in consideration of our advisory services and interim guarantee services. Our mortgage management services business is well positioned to take advantage of referrals from our extensive network of company-owned sales offices. In 2010, a majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services. We have provided services for referred mortgages, home equity loans and mortgage credit loans with an aggregate loan amount of approximately RMB15.2 billion (US$2.4 billion) since we launched our mortgage management service business through December 31, 2011. The revenues generated from advising consumers for home equity loans and and providing entrusted loans and mortgage credit loans accounted for 54% of total mortgage management services revenues in 2011. In January 2011, we acquired a company based in Beijing with a license to offer mortgage credit loans with property collateral through a series of contractual arrangements with the VIEs. The total consideration for the transaction was RMB5.0 million (US$0.8 million). See note 25 to our consolidated financial statements included elsewhere in this annual report for further information.

        In 2009, we established dedicated teams for the primary and commercial real estate markets, in order to provide agency services to primary residential real estate developers and planning, consulting and brokerage services to commercial property developers. In 2010, we launched our primary and commercial services business. We generate revenues from our primary services by earning sales commissions from primary residential property developer clients, and we generate revenues from our commercial services by collecting service fees for consultancy services provided to commercial property developers. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects, with a plan to acquire another 35% of its equity interest between 2014 and 2019. In 2011, we generated revenues from the sales of 224,367 square meters of primary projects and since then we have expanded our pipeline to 1.94 million square meters of gross floor area, or GFA as of end 2011.

        In addition, we invested in our first real estate investment fund with an investment of RMB8.4 million as of December 31, 2011, as a limited partner. The fund provides low loan-to-value bridge loans to select real estate developers. We also act as a general partner with a 75.0% equity interest in the partnership managing this real estate fund.

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

        We have experienced substantial growth since we began operations in 2000. Our net revenues amounted to RMB651.7 million in 2009, RMB530.8 million in 2010 and RMB604.6 million (US$96.1 million) in 2011. Our average number of operating sales offices was 248, 451 and 517 for 2009, 2010 and 2011, respectively. As a result of our cost reduction strategy, we have reduced our operating sales offices to 386 and 328 as of December 31, 2011 and March 31, 2012, respectively. We currently do not have a plan to significantly expand our company-owned brokerage services in 2012. However, when the real estate service industry in China continues to mature and grow, we may expand our operations in the longer term, which will continue to place substantial demands on our managerial, operational, financial, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets.

Our Nationwide Network

        We operate the largest network of real estate sales offices in China under the CENTURY 21® brand. As of December 31, 2011, our CENTURY 21® China network covered 31 major cities with more than 1,160 sales offices, employed 14,960 sales professionals and staff and maintained approximately 7.95 million property listings.

        The map below shows the 29 cities covered by the CENTURY 21® franchise network as of the date of this annual report:

*
Cities covered by our company-owned entities.

•
Cities covered by other regional sub-franchisors.

        The table below sets forth a summary of the number of sales offices, sales professionals and staff and property listings in our CENTURY 21® franchise network, as of December 31, 2011:

	Sales Offices	Sales Professionals and Staff	Property Listings
Beijing	167	3,697	1,687,236
Shanghai	193	2,801	1,953,221
Shenzhen	60	987	404,636
Chengdu	86	1,180	337,191
Jinan	60	732	311,077
Ningbo	76	270	1,006,918
Wuhan	56	366	277,932
Others	468	4,927	1,974,447

Total	1,166	14,960	7,952,658

Our Services

        We operate under four different, but closely related, business lines: (i) company-owned brokerage services, (ii) mortgage management services, (iii) franchise services and (iv) primary and commercial services. We have deployed a unique business model that has allowed us to rapidly scale our company-owned operations by leveraging the in-depth market knowledge and human capital developed from our franchise network. We invested in our first real estate investment fund with an investment of RMB8.4 million as of December 31, 2011, as a limited partner. The fund provides low loan-to-value bridge loans to select real estate developers. We also act as a general partner with a 75.0% equity interest in the partnership managing this real estate fund.

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

        When we assist the buyer in a real estate transaction, our sales professionals generally help the buyer locate specific properties that meet the buyer's personal and financial specifications, show properties to the buyer, assist the buyer in negotiating transaction terms and executing the transaction. We also promote our mortgage management services to our customers to provide the increased convenience of one-stop real estate brokerage services. We also participate in real estate sales and leasing transactions with respect to properties in the primary and commercial real estate markets. As of December 31, 2011, we directly owned 386 CENTURY 21® sales offices, including 28 temporarily closed company-owned sales offices, strategically located in Beijing, Shanghai, Shenzhen and Chengdu which are among the cities in China with the highest number of secondary market real estate transactions per year. We primarily focus on China's fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary real estate development market, especially in more economically prosperous cities. As of December 31, 2011, we had 6,453 sales professionals and staff in our company-owned sales offices. In 2010 and 2011, such offices were involved in approximately 13,050 and 13,380 sale and purchase transactions, respectively, and net revenues from our company-owned brokerage services business represented approximately 90.9% and 84.9% of our total net revenues, respectively.

        The table below sets forth the number of our company-owned sales offices and sales professionals and staff in each city as of December 31, 2011:

	Company-owned Sales Offices		Sales Professionals and Staff
Beijing	137	*	2,606
Shanghai	183	*	2,707
Shenzhen	60	*	987
Chengdu	6		153

Total	386		6,453

*
Includes 4 in Beijing, 22 in Shanghai and 2 in Shenzhen which were temporarily closed.

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

        As an important aspect of the one-stop real estate brokerage services available within the CENTURY 21® franchise network, our mortgage management services can be accessed at our closing centers, providing a convenient, one-stop option to home buyers and home owners as well as a prime platform for commercial banks to offer their products and services. In 2011, a majority of the transactions utilizing mortgage services that are handled by our company-owned sales offices made use of our mortgage management services. We also provide mortgage management services to customers outside of our CENTURY 21® China network.

        We generate revenues in our mortgage management services primarily through our advisory services to home buyers and home owners, and provision of entrusted and mortgage credit loans. These services principally consist of introducing home mortgage and home equity products made available by various commercial banks to home buyers and owners, and arranging property financing, valuation services and title transfers. From 2010, we have been offering entrusted and mortgage credit loans to consumer directly. The revenues generated from advising home equity loans and providing entrusted loans and mortgage credit loans accounted for 54% of our total mortgage management service revenues in 2011.

        As of December 31, 2011, we had established advisory relationships with 17 commercial banks, such as Bank of China and Industrial and Commercial Bank of China. In some cases, we provide mortgage management services to property owners who need mortgages on their existing properties to obtain consumer loans for acquisition of additional properties and charge commissions based on our services. We provided services for referred mortgages, home equity loans and mortgage credit loans with an aggregate loan amount of approximately RMB 4.4 billion and RMB2.9 billion (US$0.4 billion) in 2010 and 2011, respectively. Based on the secondary residential property transaction volumes in Beijing and Shanghai, we estimate that we provided mortgage management services for 6.3% and 4.7% of the home mortgages in Beijing and Shanghai, respectively in 2010 and provided mortgage management services for 5.0% and 5.4% of the home mortgages in Beijing and Shanghai, respectively in 2011.

        During 2008, 2009 and 2010, as was customary in the mortgage management industry in Beijing, we provided interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which typically takes one to six months.

        If a bank fails to obtain the mortgage registration certificate or the property buyer defaults on his payment obligations during the term of an interim guarantee, we may be required to pay the amount of the delinquent mortgage payments or any measurable loss suffered by the bank exceeding the payment already made by the buyer and the amount recoverable from the property.

        Under the PRC rules, the maximum financed portion of the purchase price of a property is 80%, which helps reduce our risk exposure. To further mitigate our risk exposure, we usually conduct certain background and credit checks on property buyers and reject less credit-worthy mortgage applications

        As of December 31, 2010 and 2011, the contingent guarantee obligations of our company with respect to the provision of interim guarantees were RMB0.9 million and RMB0.9 million (US$0.1 million), respectively. As of December 31, 2011, we had not been required to pay any amounts with respect to our interim guarantee services since we commenced this business. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry in Beijing, we no longer provide interim guarantees to our mortgage management service customers.

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

        As of December 31, 2011, we had 28 regional sub-franchisors with established franchise networks in 31 cities in China with a total of 779 franchised sales offices employing 8,507 sales professionals and staff. The table below sets forth the number of the franchised sales offices in our CENTURY 21® franchise network, as of December 31, 2011:

	Franchise Sales Offices	Sales Professionals and Staff
Chengdu*	80	1,027
Ningbo	76	270
Jinan	60	732
Wuhan	56	366
Shijiazhuang	50	697
Wenzhou	50	775
Qingdao	47	569
Hangzhou	46	321
Zhengzhou	41	278
Tianjin	34	430
Guiyang	30	238
Others	209	2,804

Total	779	8,507

*
We own all of the equity interests of the regional sub-franchisors for Beijing, Shanghai, Shenzhen and Chengdu, and 10% of the equity interest of the regional sub-franchisor for Xi'an.

        We are the largest real estate brokerage franchisor in China based on the number of sales offices operating under the CENTURY 21® brand, and the only real estate franchisor with a national footprint.

        Pursuant to the franchise agreements we entered into with the entities in our CENTURY 21® franchise network, we primarily generate revenues from our franchise services business in two ways. First, each regional sub-franchisor pays us an initial sub-franchising fee in consideration of entering into the regional sub-franchise agreement. Second, each regional sub-franchisor pays us ongoing service fees based on its revenues from the sales offices within its respective region, subject to minimum service fee requirements. The regional sub-franchisors generate revenues through an initial franchise fee and ongoing service fees from each sales office established in their regional network.

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

Primary and Commercial Services

        We established dedicated teams to enter the primary and commercial real estate markets in 2009. Our primary and commercial services business consists of two business units, one that provides agency services to primary residential real estate developers and one that provides planning, consulting and brokerage services to commercial property developers. In 2010, we launched our primary and commercial services business. We generate revenues from our primary services by earning sales commissions from primary residential property developer clients, and we generate revenues from our commercial services by collecting service fees for consultancy services provided to commercial property developers. In June 2011, we acquired 55% of the equity interest of Shanggu an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects, with a plan to acquire another 35% of its equity interest between 2014 and 2019. In 2011, we generated revenues from the sales of 224,367 square meters of primary projects and since then we have expanded our pipeline to 1.94 million square meters of GFA, with 435,900 square meters available for sale during 2012.

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

  •
  Listing and customer information.  Listing and customer information is uploaded or updated to our SIS on a real-time basis through terminals available to individual sales professionals in our franchise network, whether through our company-owned brokerage sales offices or franchised sales offices. Information updating is one of the key functions performed by the sales professionals in our franchise network. The management team of each sales office actively reviews the accuracy of the listing information, and supervises the sales professionals in obtaining updates in connection with individual listings in our SIS on a real-time basis. As such, when providing services to customers, the sales professionals are able to use the information exchange and analytical modules to retrieve the most up-to-date information available at their respective levels of information access authority. As of December 31, 2011, we had approximately 8.0 million property listings in our system. We encourage information sharing and cooperation among sales offices or sales professionals. As a result, in 2011, a substantial majority of successful brokerage transactions completed by our company-owned sales offices in Beijing and Shanghai involved more than one sales professional.

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

  •
  Listing search and management system.  Our listing search and management system is designed to handle large amounts of data flow with a high degree of scalability and reliability. The system allows users to filter their property search mainly through certain key words based on their specifications, allowing more efficient searches and analysis of various available properties.

Marketing and Brand Promotion

        Marketing and brand promotion is an important part of building our CENTURY 21® franchise network in China. We primarily finance our marketing campaigns and activities for brand promotion through our National Advertising Fund (NAF) to which all regional sub-franchisors and franchisees within the CENTURY 21® franchise network in China make monthly contributions. The contributions made to our NAF, net of amounts retained for regional promotion as discussed below, amounted to RMB8.2 million, RMB8.2 million and RMB3.9 million (US$0.6 million) in 2009, 2010 and 2011, respectively. Our marketing committee, which consists of key management members in charge of marketing from each of our regional franchise networks, is responsible for directing and supervising the use of the fund. We receive a 15% management fee for our administration of the fund. To promote the CENTURY 21® brand in regional markets, each regional sub-franchisor retains 30% of its annual contribution to maintain an advertising fund for brand promotion in the local market. We have the policy to apply all contributions to our NAF each year to the marketing campaigns and activities for brand promotion during the relevant year. For major marketing campaigns we hire external marketing professionals to assist our in-house marketing team.

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

Competition

        Company-owned Brokerage Services    The real estate brokerage industry is highly competitive in China, particularly in the metropolitan areas in which our company-owned brokerage services businesses operate, such as Beijing, Shanghai, Shenzhen and Chengdu. In addition, the industry has low capital commitment requirements for small operations, lowering entry barriers for new participants, especially participants pursuing alternative methods of marketing real estate, such as internet-based listing services. However, significant capital commitments would be required to compete on a regional or national basis. Companies compete for brokerage business primarily on the basis of the services offered, reputation and brand recognition, personal contacts, local expertise and brokerage commission rates. We primarily compete with Centaline (China) Property Consultants Limited in the Beijing, Shanghai, Shenzhen and Chengdu markets for secondary market real estate brokerage business. We also compete with regional competitors in each of the regions where we own and operate sales offices.

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

        Franchise Services    We compete primarily with regional and local real estate brokerage brand franchisors. In addition, other international real estate brand franchisors, such as Coldwell Banker, have entered the China market. A real estate broker may choose to affiliate with a regional chain or choose not to affiliate with a franchisor but to remain independent. We believe that competition for the sale of franchises in the real estate brokerage industry is based principally upon the perceived value and quality of the brand, the types of services offered to franchisees, the availability of financing, and the fees the franchisees must pay.

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

Compliance and Legal Proceedings

        Our operations in China are regulated by the MOFCOM, SAFE, the MHURD, the Ministry of Land and Resources, the SAIC and their respective local counterparts. See "Item 4. Information on the Company—B. Business Overview—Regulations" for further details on the regulations promulgated by such bodies. Historically, we have not incurred any material costs in complying with these regulations.

        GLA, an affiliate of Avenue Capital and one of our shareholders, filed a petition on December 30, 2011 in the Grand Court of the Cayman Islands to request an order to wind up our company and other remedies. We, having consulted with our legal counsel, firmly believe that there is no basis for any of GLA's claims, and that a winding up would not be the appropriate remedy for any of the claims made. We filed a summons to strike out GLA's petition on January 6, 2012, and are contesting GLA's petition. On April 27, 2012, we entered into the Restructuring Deed with GLA and certain other parties, pursuant to which, on the restructuring date GLA and we shall seek an order to withdraw the petition filed by GLA. For more information about the Restructuring Deed, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring Deed."

        We are subject to various legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We have occasionally, and in each case, successfully, resorted to litigation against certain of our regional sub-franchisors with whom we have terminated our sub-franchise relationship for the sub-franchisor's material breach of the regional sub-franchise agreement. In addition, we have successfully litigated against third parties who have infringed upon the CENTURY 21® trademark. Except as mentioned in this section, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations.

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

        Upon entering into the master sub-franchise agreement, we paid Realogy an initial franchise fee. Apart from the initial franchise fee, we are required to pay certain ongoing service fees to Realogy, based on revenues generated from initial franchise fees and ongoing service fees collected from our regional sub-franchisors or direct franchisees. The master sub-franchise agreement also includes a minimum annual fee requirement, and to the extent that the service fees payable within a certain year are lower than such minimum amount, we are required to make additional payment to reach the minimum fee requirement. In the years ended December 31, 2009, 2010 and 2011, the service fees which were paid or to be paid to Realogy amounted to RMB5.5 million, RMB3.9 million and RMB4.4 million (US$ 0.7 million), respectively.

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

Regulations

        The real estate market and our operations in China are regulated by the MOFCOM, the SAFE, the MOHURD, the Ministry of Land and Resources, the SAIC, China Banking Regulatory Commission, Beijing Municipal Bureau of Financial Work, and their respective authorized local counterparts.

Regulations on Real Estate Market

        Under the laws of the PRC, land is owned either by the state or by rural collective organizations. Generally, the land use rights for real estate development purposes must be granted by the local counterparts of the Ministry of Land and Resources. The government can therefore control the volume of land granted for real estate development each year. The construction of real estate shall also abide by the planning of the local counterparts of the MOHURD. The government policies regulating, among others, (i) the monetary supply and credit markets issued by the PBOC; (ii) the real estate developer qualification issued by the MOHURD; and (iii) taxes applicable to real estate transaction issued by the State Tax Bureau will have a material effect on the real estate market and our business.

Regulations on Real Estate Service Industry

        The principal regulations governing the real estate service industry in China include the Law on the Administration of the Urban Real Estate, as amended in August 2007, the Real Estate Brokerage Administration Measures issued by the MOHURD, the NDRC, and the Ministry of Human Resources and Social Security on January 20, 2011, which became effective on April 1, 2011.

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

        On December 29, 2006, the MOHURD and the PBOC jointly issued a circular to further strengthen the regulation of the real estate services industry. The MOHURD and NDRC jointly issued the Notice of strengthening the Real Estate Brokerage Administration and Further Standardizing the Order of Real Estate Transactions on May 11, 2011. According to such rules, a real estate brokerage company cannot display information on properties or customers until the execution of a brokerage contract with the relevant clients. Furthermore, a real estate brokerage company is forbidden to display any false or unverified information. The real estate brokerage company and its brokers shall not conceal transaction price and other transaction information from the transacting parties. Such entities are also prohibited from obtaining any gains by purchasing or renting a property at a lower price and then selling or leasing such property at a higher price. The real estate brokerage company is also required to establish a separate account for transaction settlement.

Real Estate Service Brokers

        In accordance with the Real Estate Brokerage Administration Measures, the PRC government implemented the occupational qualification system for real estate broker personnel.

        Pursuant to the Interim Regulations on Professional Qualification for Real Estate Brokerage Professionals and the Implementation Rules on the Examinations of Real Estate Brokerage Professional Qualification issued by the Ministry of Human Resources and Social Security and the MOHURD on December 18, 2001 and relevant circulars, real estate brokerage professionals include real estate brokers and assistant real estate brokers. To practice as a qualified real estate broker, an individual must pass an exam and obtain a qualification certificate for real estate brokers, and register with the China National Institute of Real Estate Appraisers and Brokers to obtain the real estate broker license. After obtaining a real estate brokerage license, an individual can act as broker, but may only provide brokerage services in the name of the real estate brokerage company for which he works. Each broker can only serve one real estate service company at a time.

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

Real Estate Service Charges

        According to the Circular on Real Estate Service Charges promulgated by the NDRC and the MOHURD on July 7, 1995, a real estate service company must display its service charges, or commissions. Commissions for the sale of real properties should range between 0.5% and 2.5% of the transaction price. For exclusive brokerage services, commissions can be raised to up to 3% of the transaction price. However, the Circular on Real Estate Service Charges only sets a standard for reference with respect to real estate consulting services. Real estate consulting services providers may negotiate and determine their commission rates with clients.

        In Beijing, government authorities issued guidance in August 2011 for maximum commission rates for consulting services that a real estate service company may charge. Particularly, the maximum commission rate for selling brokerage services has been lowered to 2% by Beijing Municipal Commission of Development and Reform and Beijing Municipal Commission of Housing and Urban-

Rural Development. Although such maximum commission rate can float under the negotiation between the real estate service company and its clients for certain complex selling brokerage services, the floating range may not exceed 10%. For property leasing brokerage services, the commission rate may range from 50% to 100% of the underlying properties' contracted monthly rent.

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

Regulations on Franchise Business

        To regulate the franchise industry, the MOFCOM issued the Administration Regulations on Commercial Franchise on February 6, 2007, the Administration Rules on Filing of Commercial Franchise on December 12, 2011 and the Notice Concerning Authorizing Provincial Commerce Authorities to Conduct Filings of Commercial Franchise in April 2009. Pursuant to these regulations, a franchisor must be an enterprise with at least two self-operated stores and have been in operation for at least one year. The franchisor should have a mature operating model and the ability to provide operating guidance, technology support and business training to franchisees. The franchisor is required to enter into a written franchise agreement with each of its franchisees, under which the franchisees have the right to terminate this agreement after a designated period. With the exception of renewed franchise agreements, the term of a franchise agreement must be no less than three years, unless otherwise agreed to by the franchisee.

        A franchisor starting its franchise business after May 1, 2007 is required to file its business license, sample franchise agreement and other documents to the provincial commerce authority where it is registered for record within fifteen days following the execution of its first certificate of approval with business scope of conducting business through franchise agreement with a franchisee inside China. Moreover, the franchisor shall file information regarding the execution, withdrawal, renewal of and amendment to franchise agreements to the commerce authority for record before March 31 of each year.

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

        The Administration Regulations on Information Disclosure for Commercial Franchise, issued by the MOFCOM on April 30, 2007, further requires a franchisor to disclose its basic information, ownership of business resources, franchise fees charged, products and services to be provided as well as other information to any franchisees at least thirty days prior to the execution of the franchise agreement.

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

Regulation on Entrusted Loan

        The General Rules on Credit (the "General Rules") were promulgated by the PBOC on June 28, 1996 and came into effect on August 1, 1996. The General Rules define a "loan provider" as a PRC owned financial institution established in the PRC that engages in the provision of interest bearing loans. One type of loan defined in and regulated in accordance with the General Rules is the entrusted loan. Entrusted loans are arrangements whereby the capital for a loan is supplied by a government department, an enterprise or a natural person (the "capital provider") and entrusted to a financial institution as the loan provider. Entrusted loans are made by the loan provider to a specified borrower for a particular purpose and in an amount, for a term and at an interest rate determined by the capital provider. The term "specified borrower" describes the party specified by the capital provider as the person who will receive the amount of an entrusted loan (the "loan recipient"). The General Rules do not contain any restriction or prohibition on the provision of entrusted loans to specified borrowers who are related parties to the capital provider. While the loan provider exercises supervision over and receives repayment from the loan recipient, the loan provider does not assume any risk of default in repayment by the loan recipient. In accordance with the General Rules and the relevant judicial interpretation from the Supreme People's Court of the PRC, in an entrusted loan arrangement, the relationship between the loan provider and the capital provider is that of trustee and trustor; and the relationship between the loan provider and the loan recipient is that of lender and borrower. No creditor/debtor relationship exists between the capital provider and the loan recipient. The General Rules require that loan providers must be authorized by and have been granted a financial institution licence or a financial institution operation licence from the PBOC; and must have registered with the SAIC. The General Rules further stipulate that enterprises which are not authorized and registered as loan providers must not breach the laws of the PRC by engaging in intercompany loan transactions or the provision of loans through unauthorized means. An intercompany loan is a loan provided directly from one company to another where the loan provider is not authorized and registered as loan provider.

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

Foreign Shareholder's Loan

        In accordance with the Interim Provisions on the Management of Foreign Debts issued by the NDRC, the Ministry of Finance and the SAFE, which became effective on March 1, 2003, the summation of the accumulated medium-term and long-term debts and the balance of short-term debts borrowed by an FIE shall not exceed the difference between the total investment and the registered capital of the FIE. The FIE shall register the loan agreement with SAFE for the loan extended by its foreign shareholder upon execution of the loan agreement. Such loan agreement will not become valid and effective without such registration.

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

        On May 20, 2011, SAFE promulgated the Notice of Issuing the Foreign Exchange Administration Operational Rules for PRC Resident to Engage in Financing and Round-trip investment via Special Purpose Offshore Companies, or Notice No.19, which came into effect on 1 July 2011. The Notice No.19 stipulates the detailed procedures for first-time registration with SAFE, registration of subsequent changes and cancellation of registration with SAFE or its local branches.

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

Regulations on Employee Stock Options Plan

        On February 15, 2012, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals' Participation in Share Incentive Plans of Overseas Listed Companies, or the Stock Option Rule. According to the Stock Option Rule, a Chinese citizen who is granted shares or share options by an overseas listed company under its share incentive plan is required, through the PRC subsidiary of such overseas listed company or other qualified PRC agents (the "Domestic Agent"), to register with SAFE and complete certain other procedures relating to the share incentive plan. The Domestic Agent can open a domestic special foreign exchange account in the bank with a certificate of foreign exchange registration for the share incentive plan. Permissible proceeds to such account shall include the foreign currency funds transferred from individuals' personal foreign currency deposit accounts, the foreign currency purchased by the domestic agent for individuals, the principal and earnings repatriated after sale of shares or beneficial interests under the share incentive plan by individuals, repatriated dividends and other proceeds approved by the local office of the SAFE. Permissible expenditures from this account shall include the funds transferred abroad for participation in the share incentive plan, the repatriated foreign currency funds to be converted into RMB funds, the foreign currency funds to be transferred to the individuals' personal foreign currency deposit accounts, and other expenditures approved by the local office of the SAFE.

        In addition, in the case of any significant change to the share incentive plan of a company listed abroad (such as amendment to any major terms of the original plan, addition of a new plan, or other changes to the original plan due to merger, acquisition or reorganization of the overseas listed company or the domestic company or other major events), the domestic agency or overseas trustee shall, within three months of the occurrence of such changes, go through procedures for change of foreign exchange registration with the local office of the SAFE.

        We and our Chinese employees who have been granted stock options are subject to the Stock Option Rule. If we or our Chinese employees fail to comply with the Stock Option Rule, we and/or our Chinese employees may face sanctions imposed by foreign exchange authority or any other Chinese government authorities.

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

  •
  Shanggu, incorporated on May 19, 2011, was established to operate primary real estate agency services.

D.    PROPERTY, PLANTS AND EQUIPMENT

        Our headquarters are located in Beijing, China, where we lease approximately 1,700 square meters of corporate office space. As of December 31, 2011, our company-owned sales offices in Beijing, Shanghai, Shenzhen and Chengdu occupied an aggregate of approximately 43,500 square meters of leased space. We consider our corporate office space adequate for our current operations, and we expect that we are able to find new office spaces at reasonable rental rates if we open new company-owned sales offices.

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

A.    OPERATING RESULTS

Overview

        We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21® brand, one of the world's most recognized brands in the real estate industry. As of December 31, 2011, our CENTURY 21® China network covered 31 major cities with more than 1,160 sales offices, employed approximately 14,960 sales professionals and staff and maintained approximately 8.0 million property listings. We primarily focus on China's fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary market, especially in more economically prosperous cities.

        We have significant experience providing professional services in the real estate services industry, and have experienced substantial net revenues growth in recent years. We entered the real estate services market in 2000 as a pioneer of the franchise model in China and, from our base in Beijing, have grown our network of sales offices, including our company-owned sales offices and franchised sales offices, to 31 cities. In late 2006, we launched our company-owned brokerage services business. We subsequently launched our mortgage management services which we began managing as a separate segment in 2008. We are now a market leader in Beijing and Shanghai in both of these business lines.

        Our total consolidated net revenues for the year ended December 31, 2011 were RMB604.6 million (US$96.1 million), representing a 13.9% increase from the year ended December 31, 2010. Net loss attributable to IFM Investments Limited for the year ended December 31,2011 was RMB336.5 million (US$53.5 million), an increase of 107.5% from the year ended December 31, 2010. Excluding the store closure-related costs of approximately RMB34.3 million (US$5.4 million), net loss attributable to IFM Investments Limited for the year ended December 31, 2011 would be RMB302.2 million (US$48.0 million).

        Our total assets as of December 31, 2011 were RMB725.1 million (US$115.2 million), of which cash and cash equivalents amounted to RMB235.5 million (US$37.4 million). As of December 31, 2011, our total liabilities and accumulated deficit were RMB243.7 million (US$38.7 million) and RMB638.4 million (US$101.4 million), respectively.

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

        Our operating results are also affected by company-specific factors, including our revenue growth and ability to effectively manage our operating costs and expenses. We describe certain of these specific factors affecting our statements of operations below.

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

	For the Years Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$(1)%
	(in thousands, except for percentages)
Net Revenues:
Company-owned brokerage services	590,222	90.6	482,371	90.9	513,375	81,567	84.9
Mortgage management services	32,926	5.1	24,381	4.6	22,903	3,639	3.8
Franchise services	28,223	4.3	17,011	3.2	23,546	3,741	3.9
Primary and commercial services	285	0.0	7,066	1.3	44,735	7,108	7.4

Total net revenues	651,656	100.0	530,829	100.0	604,559	96,055	100.0

(1)
Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.2939 to US$1.00, the noon buying rate for U.S. dollars in effect on December 30, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States.

        Company-Owned Brokerage Services.    Our company-owned brokerage services accounted for 90.6%, 90.9% and 84.9% of net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Net revenues from our company-owned brokerage services decreased in 2010 and 2011 from 2009, primarily due to the decrease in our sales and purchase transaction volume as a result of the decrease in the overall secondary home sales transaction volume in China. We generate revenues from our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees, principally with respect to the residential and commercial properties in the secondary real estate market, and from property developers for primary homes in 2011. Most of our agency contracts specify a commission rate expressed as a percentage of sales or monthly rental price of a particular property. We expect that our company-owned brokerage services will continue to constitute the majority of our net revenues in future periods. Commissions from secondary brokerage services are generally payable upon the signing of a real estate sales and purchase agreement or rental agreement, at which time we recognize revenues.

        Net revenues from our company-owned brokerage services are significantly affected by transaction volume, our commission rates and the average transaction value of the properties that we assist in selling, purchasing and leasing, as follows:

  •
  Transaction volume.  Transaction volumes are largely affected by general real estate market policies and conditions in China and local market conditions, our brand recognition, our network of company-owned sales offices and sales professionals, our ability to market and sell our services to a substantial number of purchasers, sellers, property developers, lessors and lessees of properties, our ability to obtain information on potential sales or rental leads, and the quality of our services. Since April 2010 and throughout 2011, the PRC government has implemented a series of measures and rules to strengthen the regulation and control of the real estate market and to curb excessive lending in the real estate industry, including more stringent home purchase restrictions in earlier 2011 in order to effectively curb the rise of housing prices. Such government measures and policies have caused a significant negative impact to the real estate market and a reduction in the overall real estate transaction volumes in 2010 and 2011. While these measures and policies remain in effect, they may continue to depress transaction volumes, delay potential home buyers from making purchases and cause a decline in average selling prices. In the past, we have grown transaction volumes by increasing the number of company-owned sales offices and by increasing the productivity per existing sales office as measured by average monthly net revenues per operating sales office. We seek to drive our revenues in future years by maximizing the productivity per existing sales office.

  •
  Commission rates.  Our commission rates are regulated by the PRC and provincial governments, which set maximum rates that vary from city to city. Commissions range up to an aggregate 3% of transaction value for sales and purchases, and up to one month's rent in the case of rentals. The rates set by the PRC government have not changed significantly and therefore our commission rates have not changed materially during the three years ended December 31, 2011 in Shanghai, Shenzhen and Chengdu. In Beijing, government authorities issued guidance in August 2011 for maximum commission rates for consulting services that a real estate service company may charge. Particularly, the maximum commission rate for selling brokerage services has been lowered to 2% by Beijing Municipal Commission of Development and Reform and Beijing Municipal Commission of Housing and Urban-Rural Development. Although, such maximum commission rate can float under the negotiation between the real estate service company and its clients for certain complex selling brokerage services, the floating range may not exceed 10%.

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

        Mortgage Management Services.    We began managing our mortgage management services as a separate segment in 2008. Our mortgage management services accounted for 5.1%, 4.6% and 3.8% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

        We generate revenues in our mortgage management services primarily through our advisory services to home buyers and home owners, and provision of entrusted and mortgage credit loans. These services principally consist of introducing home mortgage and home equity products made available by various commercial banks to home buyers and owners, and arranging property financing, valuation services and title transfers. From 2010, we have been offering entrusted and mortgage credit loans to consumer directly. The revenues generated from advising home equity loans and providing entrusted loans and mortgage credit loans accounted for 54% of our total mortgage management service revenues in 2011.

        Revenues from our mortgage management services are significantly affected by transaction volume, commission rates and the average loan amount of the home mortgage, home equity, entrusted and mortgage credit loans. The number of persons seeking home mortgages in connection with the purchase of a property significantly impacts the number of applications for home mortgages for which we can advise or offer services. In this regard, we cross-sell our mortgage management services to clients of our company-owned sales offices. In 2010 and 2011, a substantial majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry in Beijing, we no longer provide interim guarantees to our mortgage management service customers.

        Franchise Services.    Our franchise services accounted for 4.3%, 3.2% and 3.9% of net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. The year-over-year fluctuation of the franchise services revenues is primarily due to the fact we granted two new regional sub franchisors in each of 2009 and 2011, and no license was granted to any new sub-franchisors in 2010.

        We generate revenues in our franchise services primarily by granting regional franchise rights for the CENTURY 21® brand in China to regional sub-franchisors in various cities. The regional sub-franchisors, in turn, are authorized to grant individual sales office franchise rights to franchisees in their cities. In consideration for such rights, we collect from each regional sub-franchisor an initial franchise fee and ongoing service fees based on the higher of a percentage of the franchisees' gross income or a fixed monthly amount. Similarly, a regional sub-franchisor collects from its franchisees an initial franchise fee and ongoing service fees.

        Revenues from our franchise services are significantly affected by the number of new regional sub-franchisors, the number of new franchisees and ongoing service fees.

  •
  Number of new regional sub-franchisors.  Revenues from the initial franchise fees paid by new regional sub-franchisors upon joining the CENTURY 21® franchise have constituted the substantial majority of our revenues generated by our franchise services. The number of new regional sub-franchisors with whom we are able to enter into regional sub-franchisor agreements significantly impacts the initial franchise fees we generate in any particular period.

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

        Primary and Commercial Services.    Our primary and commercial services accounted for 0.0%, 1.3% and 7.4% of net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We began to create teams dedicated to the primary and commercial real estate markets in 2009 and began managing our primary and commercial services as a separate segment in 2010. In 2011, we acquired 55% equity ownership of Shanggu to further expand our primary and commercial services.

        We generate revenues in our primary services primarily through sales commissions earned from property developer clients. Our primary services mainly consist of marketing and sales of new properties for developer clients. We earn sales commissions based on terms negotiated with our developer clients, which vary from project to project. Each of our agency contracts with developer clients specifies commission rates that are expressed as percentages of transaction value. We define the transaction value of a project as the aggregate of the sales proceeds of all property units we have sold for the project. For certain projects, we are able to negotiate additional commissions payable upon our achieving specified sales targets in terms of GFA or average selling price of properties sold.

        Revenues from our primary services are significantly affected by the following operating measures that are widely used in the primary services industry and appear throughout this annual report:

  •
  total GFA of the properties we sell;

  •
  total transaction value of the properties we sell; and

  •
  commission rates.

        We generate revenues in our commercial services primarily through service fees for project consultancy services and commissions from selling or leasing these commercial properties. Revenues from our commercial services relate to the provision of planning, consulting and brokerage services to commercial property developers. We primarily provide project consultancy services to commercial property developers, such as project planning services and overall sales and marketing consultancy services, and earn service fees for these project consultancy services.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs primarily include salaries, benefits and commissions paid to our sales professionals, other staff and management for company-owned brokerage services and, to a lesser degree, for mortgage management services and franchise services. Compensation for our sales professionals and managers consists of a fixed salary and benefit package, together with a variable incentive-based component that is expected to comprise a majority of the sales professional or manager's compensation. We believe such a commission-based system aligns the interests of our sales professionals with our interests, and allows us to control expenses if transaction volumes or property values decline. Commissions and other agent-related costs amounted to 44.4%, 60.1% and 70.9% of net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. The year-over-year increase was mainly due to the increase in fixed salaries and benefit costs for our company-owned brokerage services segment as a result of higher sales staff headcount.

        Operating costs.    Our operating costs primarily include sales offices rental, equipment and utility costs, ongoing service fees and sales office closing related costs. These expenses primarily consist of leasing costs, for which we typically execute written leases with terms of up to five years, and costs associated with supporting each sales office, including computer, telephone, electricity, office supplies and related expenses. Ongoing service fees refer to the ongoing service, or royalty and fees, that we must pay in connection with our right to use the CENTURY 21® brand.

        Operating costs amounted to 18.4%, 37.6% and 49.1% of net revenues for the years ended December 31, 2009, 2010 and 2011, in each case, respectively. The majority of these operating costs are incurred in relation to our company-owned brokerage services, which accounted for 91.8%, 93.8% and 91.5% of operating costs for the years ended December 31, 2009, 2010 and 2011 in each case, respectively. The year-over-year increase was mainly due to the increase in overall rental costs and the increase in other store related costs as a result of overall higher number of sales offices. In 2011, we have incurred approximately RMB34.3 million (US$5.4 million) write-off charges in sales office closing related costs, such as unamortized leasehold improvement and forfeited rental deposits.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses primarily include back office and support staff expenses for all business segments, advertising and promotions expenses, bad debt expenses and share-based compensation. Expenses related to back office and support staff primarily consist of compensation and benefits expenses for administrative personnel, including accounting, human resources, transaction support, legal, information technology, employee training, customer service and other similar functions. Advertising and promotions expenses primarily consist of marketing and advertising costs, including contributions to our NAF.

        Selling, general and administrative expenses amounted to 15.6%, 33.2% and 36.1% of net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Expenses relating to our company-owned brokerage services accounted for 54.8%, 45.7% and 49.4% of selling, general and administrative expenses for the years ended December 31, 2009, 2010 and 2011, respectively. Expenses relating to franchise services accounted for 11.9%, 7.6% and 7.1% of selling, general and administrative expenses for the years ended December 31, 2009, 2010 and 2011, respectively. Expenses relating to our primary and commercial services accounted for 1.0%, 2.9% and 7.8% of selling, general and administrative expenses for the years ended December 31, 2009, 2010 and 2011, respectively. Expenses relating to non-allocated costs accounted for 24.6%, 33.6% and 30.7% of selling, general and administrative expenses for the years ended December 31, 2009, 2010 and 2011, respectively. Non-allocated costs consist primarily of costs and expenses associated with our headquarters including our IT department.

        Share-based compensation expenses were approximately RMB1,858,000, RMB16,860,000 and RMB3,234,000 (US$0.5 million) for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, there was US$0.3 million (RMB1.9 million) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.13 years.

        As a result of a modification to our Series A Preferred Shares terms on January 27, 2010 as described in Note 18 to our consolidated financial statements, we recognized a compensation expense of approximately RMB4.9 million (US$0.7 million) in 2010. No such compensation expenses were recognized in 2011.

        Goodwill impairment losses.    Our goodwill impairment losses include an impairment loss of RMB4.4 million from Shenzhen CIR acquired in 2008 and of RMB 26.2 million (US$4.2 million) from Shanggu acquired in 2011 as a result of the decline in the business conditions of the related entities due to the continuing nationwide slowdown in the real estate market.

        Net change in fair value of contingent consideration.    Net change in fair value of contingent consideration is the fair value change of the contingent consideration payable in respect of our acquisition of Shanggu in the second quarter of 2011. The changes in the contingent consideration payable resulted from a decline in year-end estimated revenues and earnings of Shanggu for 2012 and 2013 from those previously estimated, which reduced the estimated contingent consideration payable to the seller of Shanggu resulting in recognition of a gain.

        Taxation.    We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Dividends from our PRC subsidiaries are subject to a withholding tax at the rate of 10% except for Shenzhen CIR, whose dividends are subject to a withholding tax at the rate of 5%. Our current holding structure does not provide for any further treaty relief. Dividends from our Hong Kong subsidiary are exempt from withholding tax as long as after-tax profits are distributed.

        Our subsidiaries in China are subject to business tax and related surcharges by various local tax authorities at rates ranging from 5.6% to 5.65% on gross revenues generated from providing real estate services.

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

        As Shanghai Ruifeng and Anshijie are both registered in Shanghai PuDong New Area and Shenzhen CIR is registered in Shenzhen Special Economic Zone, they were subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, their respective income tax rate is increasing progressively from 18% to 25% from 2008 to 2012, according to preferential treatments granted by the PRC central and local governments.

        In October 2009, Beijing Huachuangxunjie Technology Co., Ltd., or Huachuang, obtained a Software Enterprise Certification which entitles it to exemption from corporate income tax in 2009 and 2010.

        In August 2011, Kudian, obtained a Software Enterprise Certification which entitles it to exemption from corporate income tax in 2011 and 2012, in which it has taxable income and a 50% reduction in corporate income tax for each of the following three years from 2013 to 2015.

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

	For the Years Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)(1)
	(in thousands)
Revenue
Net revenues	651,656	530,829	604,559	96,055
Costs and Expenses
Commissions and other agent-related costs	(289,146)	(318,872)	(428,920)	(68,149)
Operating costs	(119,605)	(199,670)	(296,652)	(47,133)
Selling, general and administrative expenses	(101,421)	(176,271)	(218,110)	(34,654)
Goodwill impairment losses	—	—	(30,614)	(4,864)
Net change in fair value of contingent consideration	—	—	25,716	4,086
Total costs and expenses	(510,172)	(694,813)	(948,580)	(150,714)
Income (loss) from operations	141,484	(163,984)	(344,021)	(54,659)
Interest income	2,244	6,685	5,845	929
Other income	—	9,350	2,086	331
Foreign currency exchange loss	(496)	(12,161)	(5,713)	(908)
Income (loss) before income tax and share of associates' losses	143,232	(160,110)	(341,803)	(54,307)
Income tax	(8,275)	(2,985)	(1,103)	(175)
Share of associates' (losses)/income	(162)	(605)	2,496	397
Net income (loss)	134,795	(163,700)	(340,410)	(54,085)
Non-controlling interest	246	1,462	3,895	619
Net income (loss) attributable to IFM Investments Limited	135,041	(162,238)	(336,515)	(53,466)

(1)
Translations from Renminbi to U.S. dollars have been made at the noon buying rate of RMB6.2939 to US$1.00, the rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2011.

        Selected financial information and operational data relating to each of our business lines is set forth below for the years indicated:

	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)(1)
	(in thousands)
Company-owned brokerage services
Net revenues	590,222	482,371	513,375	81,567
Average number of operating sales offices(2)	248	451	517	517
Average monthly net revenues per operating sales office	198.3	89.1	82.7	13.1
Mortgage management services
Net revenues	32,926	24,381	22,903	3,639
Amount of referred mortgages and home equity loans	5,959,100	4,425,031	2,842,539	451,634
Amount of entrusted and mortgage credit loans provided	—	16,150	86,800	13,791
Franchise services
Net revenues	28,223	17,011	23,546	3,741
Number of regional sub-franchisors as of year end	30	28	28	28
Primary and Commercial Services
Net revenues (in thousands of RMB)	285	7,066	44,735	7,108
Aggregate gross floor area of properties sold (in thousand square meters)	—	45	224	224

(1)
Translations from Renminbi to U.S. dollars have been made at the noon buying rate of RMB6.2939 to US$1.00, the rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 30, 2011.

(2)
Equals the sum of the number of sales offices under operation that existed at the end of each month (excluding temporarily closed offices) in the applicable period, divided by the number of months in such period.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Net revenues.    Our net revenues increased by RMB73.8 million, or 13.9%, from RMB530.8 million for the year ended December 31, 2010 to RMB604.6 million (US$96.1 million) for the year ended December 31, 2011. This year-over-year increase was primarily due to the increase in the revenues from our company-owned brokerage services and primary and commercial services.

        Company-Owned Brokerage Services.    Net revenues from our company-owned brokerage services increased by RMB31.0 million, or 6.4%, from RMB482.4 million for the year ended December 31, 2010 to RMB513.4 million (US$81.6 million) for the year ended December 31, 2011. The increase was mainly due to slightly higher sales and purchase transaction volumes, higher commission rates for new homes sales and the increase in the rental commission revenues in 2011. The number of total sales and purchase transactions increased from approximately 13,000 in 2010 to approximately 13,400 in 2011, among which the number of sales and purchase transactions of new homes increased from approximately 700 in 2010 to approximately 3,100 in 2011, respectively. The average number of our company-owned sales offices increased to 541 for the year ended December 31, 2011 (including 24 average number of sales offices which were temporarily closed), from 451 for the year ended December 31, 2010. As a result of the foregoing, our average monthly net revenues per operating sales office decreased to approximately RMB82,700 (US$13,140) for the year ended December 31, 2011 from approximately RMB89,100 for the year ended December 31, 2010. As a result of the current downturn of the real estate market and along with our cost reduction strategy, we have started to close our operating sales offices from the 2nd half year of 2011. Our operating sales offices were 386 and 328 as of December 31, 2011 and March 31, 2012, respectively.

        Mortgage Management Services.    Net revenues from our mortgage management services decreased by RMB1.5 million, or 6.1%, from RMB24.4 million for the year ended December 31, 2010 to RMB22.9 million (US$3.6 million) for the year ended December 31, 2011. This decrease was primarily due to lower mortgage loan volume brokered by the Company in 2011, as a result of the restrictive lending policies implemented in China from early 2011. We provided referred mortgages, home equity loans and mortgage credit loans services on RMB2.9 billion (US$ 460.8 million) in mortgages to our customers in 2011, as compared with RMB4.4 billion in 2010. In order to mitigate such decline, we have been diversifying our product and services offerings such as providing home equity loans, entrusted loans and mortgage credit loans. The revenues generated from advising consumers for home equity loans and providing entrusted and mortgage credit loans accounted for 54% of total mortgage services revenues in 2011. As of December 31, 2011, our total outstanding entrusted loans and mortgage loans receivable balance was RMB37.5 million (US$6.0 million), with an average loan-to-value ratio of approximately 50%.

        Franchise Services.    Net revenues from our franchise services increased by RMB6.5 million, or 38.2%, from RMB17.0 million for the year ended December 31, 2010 to RMB23.5 million (US$3.7 million) for the year ended December 31, 2011. The year-over-year increase was primarily due to the initial franchise fees recognized in 2011 for the licenses granted to two new regional sub-franchisors in the city of Nanjing and Xuzhou in 2011, offset by a decrease of RMB2.8 million (US$0.4 million) in royalty revenues.

        Primary and Commercial Services.    Net revenues from our primary and commercial services increased by RMB37.6 million, or 529.6%, from RMB7.1 million for the year ended December 31, 2010 to RMB44.7 million (US$7.1 million) for the year ended December 31, 2011. This increase was primarily due to commissions generated from the sale of approximately 224,400 square meters GFA of new homes as compared to approximately 45,000 square meters GFA of new homes sold in 2010. The increased sales volumes resulted mainly from our acquisition of Shanggu in 2011 to expand our primary and commercial services. This increase in revenues from primary and commercial services was also due to revenues from consulting services provided on several new commercial development projects in 2011.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs accounted for 60.1% and 70.9% of net revenues for the year ended December 31, 2010 and 2011, respectively and increased by RMB110.0 million, or 34.5%, from RMB318.9 million for the year ended December 31, 2010 to RMB428.9 million (US$68.1 million) for the year ended December 31, 2011. The increase was mainly due to the increases in fixed salaries and benefit costs for our company-owned brokerage services from RMB158.2 million in 2010 to RMB242.7 million (US$38.6 million) in 2011 as a result of higher sales staff headcount. We had an average of approximately 8,150 company-owned brokerage services sales staff in 2011, as compared to approximately 6,130 in 2010. As to the variable costs, our consolidated commission expenses were RMB166.6 million (US$ 26.5 million) and RMB153.5 million, or 27.6% and 28.9% as a percentage of total consolidated net revenues for 2011 and 2010 respectively.

        Operating costs.    Our operating costs represented 37.6% and 49.1% of our net revenues for the years ended December 31, 2010 and 2011, respectively, and increased by RMB97.0 million, or 48.6%, from RMB199.7 million for the year ended December 31, 2010 to RMB296.7 million (US$47.1 million) for the year ended December 31, 2011. We have incurred approximately RMB34.3 million (US$5.4 million) write-off charges in sales office closing related costs such as unamortized leasehold improvement and forfeited rental deposits in 2011. In addition, the year-over-year increase was also due to a RMB31.1 million (US$4.9 million) increase in rental costs and a RMB27.6 million (US$4.4 million) increase in other store related costs as a result of overall higher number of sales offices as well as more operating cost incurred in the primary and commercial services as a result of the acquisition of

Shanggu in 2011. Total depreciation and amortization expenses for the year 2011 were RMB34.6 million (US$5.5 million).

        Selling, general and administrative expenses.    Our selling, general and administrative expenses accounted for 33.2% and 36.1% of our net revenues for the years ended December 31, 2010 and 2011, respectively, and increased by RMB41.8 million, or 23.7%, from RMB176.3 million for the year ended December 31, 2010 to RMB218.1 million (US$34.7 million) for the year ended December 31, 2011. The year-over-year increase was largely due to an increase in the number of non-sales staff, expansion of the primary and commercial services segment and an increase in marketing expenses incurred in 2011.

        Net change in fair value of contingent consideration.    Our net decrease in the fair value of contingent consideration of RMB25.7 million related to the contingent consideration payable for our acquisition of Shanggu in the second quarter of 2011. The changes in the contingent consideration payable resulted from a decline in year-end estimated revenue and earnings of Shanggu for 2012 and 2013 from those previously estimated, which reduced the estimated contingent consideration payable to the seller of Shanggu, resulting in recognition of a gain.

        Goodwill impairment losses.    Our goodwill impairment losses include a RMB4.4 million (US$0.7 million) impairment loss from Shenzhen CIR and RMB26.2 million (US$4.2 million) impairment loss from Shanggu, as a result of the decline of the business conditions of the related entities due to the continuing nationwide slowdown in the real estate market.

        Interest income.    Our interest income decreased by RMB0.9 million, or 13.4%, from RMB6.7 million for the year ended December 31, 2010 to RMB5.8 million (US$0.9 million) for the year ended December 31, 2011. Cash and cash equivalents decreased from RMB520.6 million as of December 31, 2010 to RMB235.5 million (US$37.4 million) as of December 31, 2011.

        Foreign currency exchange loss.    Our foreign currency exchange loss decreased from RMB12.2 million for the year ended December 31, 2010 to RMB5.7 million (US$0.9 million) for the year ended December 31, 2011 primarily due to appreciation of the RMB against the U.S. dollar and the decrease of balances in U.S. dollars in 2011.

        Income tax.    Income tax decreased from RMB3.0 million for the year ended December 31, 2010 to RMB1.1 million (US$0.2 million) for the year ended December 31, 2011, primarily due to the decrease of income from operations by our operating subsidiaries from 2010 to 2011 as a result of the current downturn of the real estate market.

        Share of associates' (losses)/income.    Share of associates' (losses)/income increased from share of associates' loss of RMB0.6 million for the year ended December 31, 2010 to share of associates' income of RMB2.5 million (US$0.4 million) for the year ended December 31, 2011, mainly due to the fact that one of our equity investees, Tianjin Shiji TianRe Equity Investment Fund Management Limited Partnership ("Fund Management Partnership"), generated profits in 2011 as a result of its business development.

        Net Income.    As a result of the foregoing, we had a net loss of RMB340.4 million (US$54.1 million) for the year ended December 31, 2011 as compared to a net loss of RMB163.7 million for the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

        Net revenues.    Our net revenues decreased by RMB120.9 million, or 18.6%, from RMB651.7 million for the year ended December 31, 2009 to RMB530.8 million for the year ended December 31, 2010. This year-over-year decrease was primarily because of the continuing nationwide slowdown in secondary property market transaction volumes due to tighter policies restricting the purchase and investment in real properties enacted by the Chinese government during 2010.

        Company-Owned Brokerage Services.    Net revenues from our company-owned brokerage services decreased by RMB107.8 million, or 18.3%, from RMB590.2 million for the year ended December 31, 2009 to RMB482.4 million for the year ended December 31, 2010. The decrease was mainly attributable to the decrease in the number of sales and purchase transactions from approximately 17,900 in 2009 to around 13,000 in 2010. We also increased the average number of our company-owned sales offices to 451 in 2010 from 248 in 2009. Because of these two factors, the average monthly net revenues per operating sales office decreased to RMB89,100 in 2010 from RMB198,300 in 2009.

        Mortgage Management Services.    Net revenues from our mortgage management services decreased by RMB8.5 million, or 25.8%, from RMB32.9 million for the year ended December 31, 2009 to RMB24.4 million for the year ended December 31, 2010. This decrease was primarily due to lower mortgage loan volume brokered and lower mortgage referral commissions earned by us in 2010. We provided services on RMB3.7 billion in mortgages to our customers in 2010, as compared with RMB6.0 billion in 2009. Furthermore, in the second half of 2009, certain commercial banks in Shanghai and Beijing significantly reduced the mortgage referral commissions thereby affecting our revenues derived from such commissions. In order to mitigate such decline, we have been diversifying our product and services offerings such as providing home equity and entrusted loans. The percentage of revenues from advising consumers for home equity loans and fees earned from entrusted loans accounted for 35% of total mortgage management service segment revenues in 2010. As of December 31, 2010, our total outstanding entrusted loans receivable were RMB12.7 million.

        Franchise Services.    Net revenues from our franchise services decreased by RMB11.2 million, or 39.7%, from RMB28.2 million for the year ended December 31, 2009 to RMB17.0 million for the year ended December 31, 2010. The decrease was primarily due to the initial franchise fees recognized in 2009 as we granted two additional regional sub-franchisors, while in 2010 we did not grant any new regional sub-franchisors.

        Primary and Commercial Services.    Net revenues from our primary and commercial services increased by RMB6.8 million, or 2,266.7%, from RMB0.3 million for the year ended December 31, 2009 to RMB7.1 million for the year ended December 31, 2010. This increase was primarily due to the sale of 45,000 square meters of a primary residential project in the fourth quarter of 2010.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs accounted for 44.4% and 60.1% of net revenues for the year ended December 31, 2009 and 2010, respectively and increased by RMB29.8 million, or 10.3%, from RMB289.1 million for the year ended December 31, 2009 to RMB318.9 million for the year ended December 31, 2010. The increase was mainly due to the fixed salaries and benefit costs increases for our company-owned brokerage service segment from RMB85.3 million in 2009 to RMB158.2 million in 2010 due to higher sales staff headcount. We had an average of 6,130 company-owned brokerage services sales staff in 2010, as compared to 3,430 in 2009. As to the variable costs, our consolidated commission expenses were RMB153.5 million and RMB199.7 million, or as a percentage of total consolidated net revenues, 28.9% and 30.7% for 2010 and 2009, respectively.

        Operating costs.    Our operating costs represented 18.4% and 37.6% of our net revenues for the year ended December 31, 2009 and 2010, respectively, and increased by RMB80.1 million, or 67.0%, from RMB119.6 million for the year ended December 31, 2009 to RMB199.7 million for the year ended December 31, 2010. This increase was primarily due to a RMB50.5 million year-over-year increase in rental stores as well as a RMB28.5 million year-over-year increase in store-related costs such as utilities, telecom, and depreciation and amortization expenses. Our total depreciation and amortization expenses in 2010 were RMB22.9 million.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses accounted for 15.6% and 33.2% of our net revenues for the year ended December 31, 2009 and 2010, respectively, and increased by RMB74.9 million, or 73.9%, from RMB101.4 million for the year ended December 31, 2009 to RMB176.3 million for the year ended December 31, 2010. This increase was primarily due to more non-sales staff hires including those in the IT, financial and accounting, and marketing departments, higher share-based compensation expenses, marketing expenses, and higher professional fees incurred for legal and audit services after becoming a public company.

        Interest income.    Our interest income increased by RMB4.5 million, or 204.5%, from RMB2.2 million for the year ended December 31, 2009 to RMB6.7 million for the year ended December 31, 2010. Cash and cash equivalents increased from RMB334.6 million as of December 31, 2009 to RMB520.6 million as of December 31, 2010.

        Foreign currency exchange loss.    Our foreign currency exchange loss increased significantly from RMB0.5 million for the year ended December 31, 2009 to RMB12.2 million for the year ended December 31, 2010 primarily due to significant appreciation of the RMB against the U.S. dollar and larger balances in U.S. dollars in 2010 from IPO proceeds.

        Net Income.    As a result of the foregoing, we had a net loss of RMB163.7 million for the year ended December 31, 2010 as compared to a net income of RMB134.8 million for the year ended December 31, 2009.

Inflation

        Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was negative 0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

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

Company-Owned Brokerage Services

        Our company-owned brokerage services business earns most of its revenues from brokerage commissions from secondary real estate property sales, purchases and leasing transactions, referral and service fees of mortgage loan transactions to our mortgage management services segment, and to a lesser extent brokerage commissions from primary real estate property sales and purchase transactions. This commission income is recorded as revenue upon meeting the revenue recognition criteria described above, including the signing of a real estate sales and purchase agreement or rental agreement, the mortgage loan fund being disbursed by banks to the customers, and developers' confirmation of successful sales of a primary real estate property. All revenue amounts are net of any sales discounts that management estimates based on current circumstances at the time of the sale and historical experience of anticipated subsequent discounts granted to customers.

        Deferred revenues are recognized when payments are received in advance of revenue recognition.

Mortgage Management Services

        We provide mortgage management services, many of which are provided in connection with our company-owned brokerage services business.

        The mortgage management services income is recognized on a net basis when the mortgage loan funds are disbursed by banks to the customers. The financial guarantee revenue is recognized when the respective mortgage pledge documents are collateralized by the banking institutions. We had RMB0.9 million (US$0.1 million) in interim financial guarantees outstanding as of December 31, 2011.

        Starting from the third quarter of 2010, we began offering entrusted and mortgage credit loans through our partnership arrangement with certain banks and through the mortgage credit to consumers. Income for the entrusted and mortgage credit loans is recognized in the income statement over the lives of the loans, based on effective interest rates. We review the carrying amounts of entrusted and mortgage credit loans at each quarter end or more frequently if circumstances indicated impairment may have occurred. We did not incur any impairment losses on the entrusted and mortgage credit loans for the year 2011.

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

Contingent consideration payable

        We determine the fair value of the contingent consideration payable based on a probability-weighted cash flow analysis. This fair value measurement is based on significant inputs not observable in the market. The fair value of the contingent consideration payable associated with those future earn-out payments is based on several factors, including:

  •
  Collected cash to revenue ratio, which reflected the acquired business' ability to collect cash generated from revenue;

  •
  Estimated profit performance of the acquired business in the earn-out periods based on scenario analysis;

  •
  Estimated probability of achieving the pre-determined profit performance target in the earn-out period; and

  •
  Discount rate, which reflected the uncertainty associated with payments of contingent consideration.

        The fair value of the contingent consideration payable was re-measured at the end of each reporting period and the changes in the fair value were recorded in our consolidated statements of operations.

        As of December 31, 2011, we had contingent consideration payable in the amount of RMB44.2 million (US$7.0 million).

Redeemable non-controlling interest

        We determine the fair value of the non-controlling interest using a combination of a discounted cash flow model and market comparables of similar transactions and companies. Before June 30, 2014 when the non-controlling interest is not currently redeemable, but it is probable that it will become redeemable, we will recognize any subsequent changes in the redemption value immediately as they occur with the carrying amount adjusted to the redemption value at the end of each reporting period. Subsequent to June 30, 2014, when the non-controlling interest becomes currently redeemable, we will adjust its carrying amount to the maximum redemption value as of the balance sheet date for each period end. These adjustments to redemption value are calculated after allocating the net income or loss attributable to this non-controlling interest. These periodic adjustments are reflected only to the extent of any excess of the redemption value over fair value in the calculation of our net loss per share.

        As of December 31, 2011, we had redeemable non-controlling interest in the amount of RMB66.2 million (US$10.5 million).

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

        Allowances for doubtful accounts charged to selling, general and administrative expenses were RMB12.2 million, RMB9.0 million and RMB14.3 million (US$2.3 million) for the years ended December 31, 2009, 2010 and 2011, respectively. The allowance for doubtful accounts ending balance of RMB8.3 million, RMB10.4 million and RMB15.5 million (US$2.5 million) as of December 31, 2009, 2010 and 2011, respectively, represents a net ending balance after actual write-offs during the year. Accounts receivable are stated net of such allowance balances at the end of year.

Loans and allowance for loan impairment

        We report loans at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Based on management's initial intent and ability to hold those loans until maturity, all the loans are held-for-investment and are classified as loans, net of unearned income on the Consolidated Balance Sheets, and the related cash flows are included within the cash flows from investing activities category in the Consolidated Statement of Cash Flows under the captions Providing loans and Repayment of loans.

        As a general policy, interest accrual ceases when monthly interest payments are 90 days contractually past due.

        Allowance for loan impairment represents management's best estimate of probable impairment inherent in the portfolio, as well as probable impairment related to large individually evaluated impaired loans. Attribution of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable loan impairment inherent in the overall portfolio. Additions to the allowance are made through the provision for loan impairment. Loan impairments are deducted from the allowance, and subsequent recoveries are added.

        No impairment of loans receivable was recognized for the years ended December 31, 2009, 2010 and 2011.

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

Goodwill , indefinite-lived and other amortized intangible assets

        Goodwill represents the excess of purchase price over the fair value of net tangible and intangible assets of acquired businesses. Other intangible assets represent the rights to use and sub-franchise the CENTURY 21® brand in the PRC for 14.5 to 25 years. In addition, intangible assets also represent the customer relationships, brand name, real estate listing databases, sub-franchisee base and mortgage credit license acquired through business combinations consummated in 2006, 2008, 2010 and 2011. We amortize long-lived intangible assets over their estimated useful lives on a straight-line basis. The value of indefinite-live intangible assets is not amortized, but tested for impairment annually on November 30 of each year, or whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable.

        We test goodwill for impairment at the reporting unit level (operating segment) on an annual basis, or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount.

        We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheets may exist. The timing of an impairment test may result in changes to our statements of operations in our current reporting year that could not have been reasonably foreseen in prior years. Application of an impairment test of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit, which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheets. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. We recognized a RMB4.4 million (US$0.7 million) impairment loss from Shenzhen CIR and a RMB26.2 million (US$4.2 million) impairment loss from Shanggu, as a result of the decline of the business conditions of the related entities due to the continuing nationwide slowdown in the real estate market. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge. See Note 2(i) "Goodwill and indefinite-lived intangible assets" in the Consolidated Financial Statements for additional information.

Impairment of long-lived assets

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. Determination of recoverability is based on estimates and changes in these estimates and assumptions could materially impact our financial position and results of operations. No impairment of long lived assets was recognized for the years ended December 31, 2009, 2010 and 2011.

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

        Prior to our initial public offering, we also applied discounts for lack of marketability or, DLOM, to our equity value to reflect the fact that there was no ready public market for our shares as we were a closely held private company. When determining the DLOM, the Black-Scholes option model was used. Under this method, the cost of a put option that could be used to hedge the price change before a privately held share can be sold, was considered as a basis to determine the appropriate discount factor for lack of marketability.

Income Taxes

        We currently have deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, all of which are available to reduce future income taxes payable in our significant tax jurisdictions. The largest component of our deferred tax assets are operating loss carry forwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a valuation allowance to offset the deferred tax assets. As of December 31, 2009, 2010 and 2011, we recognized a total valuation allowance of RMB22.5 million, RMB62.6 million and RMB152.9 million (US$24.3 million), respectively. If we subsequently determine that all or a portion of the carry forwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. We made significant judgment in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2011, we did not have any significant unrecognized uncertain tax positions.

B.    OUR LIQUIDITY AND CAPITAL RESOURCES

        Through December 31, 2011, our principal sources of liquidity were cash generated from our operating activities and the proceeds from our initial public offering in 2010. Our net cash provided by operating activities was RMB183.3 million for the year ended December 31, 2009, our net cash used in operating activities was RMB118.5 million and RMB315.0 million (US$50.0 million) for the years ended December 31, 2010 and 2011, respectively. Consequently, our accumulated deficit was RMB135.2 million, RMB301.9 million and RMB638.4 million (US$101.4 million) as of December 31, 2009, 2010 and 2011, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments placed with banks and other financial institutions that are unrestricted as to withdrawal or use and have maturities of three months or less. Our cash in bank-time deposits consists of time deposits with banks with maturities of more than three months and less than one year.

        We have no debt obligations. On February 2, 2010, we completed an initial public offering with gross proceeds of RMB557.5 million. Since then, we have utilized a significant amount of cash on hand and the proceeds from our initial public offering to open more sales offices in Beijing, Shanghai, Shenzhen and Chengdu as we expanded our network of company-owned brokerage services up to the first quarter of 2011, and expanded mortgage management services and primary and commercial services in 2010 and 2011. We have reduced number of sales offices significantly from 621 as of December 31, 2010 to 386 as of December 31, 2011. As a result, we expect to incur less fixed costs for company-owned brokerage services due to the decrease in sales offices and sales staff. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flows and existing cash and bank balances.

        We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as such dividends may only be distributed upon completion of an annual audit of such subsidiary. As we intend to reinvest earnings in further expanding our business, we currently do not plan to declare dividends in 2012.

        The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by (used in) operating activities	183,336	(118,458)	(314,966)	(50,043)
Net cash (used in) provided by investing activities	(14,358)	(195,272)	29,574	4,699
Net cash (used in) provided by financing activities	(11,335)	510,085	5,702	906
Effects of foreign exchange rate changes on cash and cash equivalents	(31)	(10,297)	(5,507)	(875)
Net increase (decrease) in cash and equivalents	157,612	186,058	(285,197)	(45,313)
Cash and cash equivalents at the beginning of the year	176,977	334,589	520,647	82,722
Cash and cash equivalents at the end of the year	334,589	520,647	235,450	37,409

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

        For the year ended December 31, 2011, net cash used in operating activities amounted to RMB315.0 million (US$50.0 million), primarily due to the RMB340.4 million (US$54.1 million) net loss during the period and, to a lesser degree, an increase of RMB14.3 million in the provision for doubtful accounts resulting from the increase in revenues in 2011.

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

        Net cash provided by investing activities amounted to RMB29.6 million (US$4.7 million) for the year ended December 31, 2011, which was mainly comprised of an initial payment of RMB25.0 million (US$4.0 million) for the acquisition of Shanggu, consumer loans of RMB72.1 million (US$11.5 million) provided cumulatively in 2011, and the purchase of property, plant and equipment of RMB37.8 million (US$6.0 million), and was offset by matured time deposits of RMB120.0 million (US$19.1 million) and repayment of entrusted and mortgage credit loans totalling RMB 47.0 million (US$7.5 million).

        Net cash used in investing activities amounted to RMB195.3 million for the year ended December 31, 2010 primarily due to our purchase of property and equipment and intangible assets, business combinations, placement and uplift of matured time deposits and providing entrusted and mortgage credit loans services.

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

        Net cash provided by financing activities amounted to RMB5.7 million (US$ 0.9 million) for the year ended December 31, 2011, as a result of an increase of RMB19.2 million (US$ 3.1 million) in restricted cash offset by share repurchases of RMB15.3 million (US$ 2.4 million).

        Net cash provided by financing activities amounted to RMB510.1 million for the year ended December 31, 2010 as a result of gross proceeds of RMB557.5 million received from the issuance of ordinary shares (in the form of ADSs) upon our initial public offering and share repurchases consideration of RMB26.8 million.

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

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events, including those listed under "Key Information—Risk Factors," for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

        As is customary in the mortgage management industry in Beijing, we provided interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which typically takes one to six months. The fair value of the interim guarantees as of December 31, 2009, 2010 and 2011 was immaterial.

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

        The contingent guarantee obligation in connection with our provision of interim guarantees was RMB718.7 million, RMB0.9 million and RMB0.9 million (US$ 0.1 million) as of December 31, 2009, 2010 and 2011, respectively. The decrease in 2010 was primarily due to certain regulatory changes in mortgage loan requirements during the first six months of 2010, which no longer required interim guarantee services before mortgage loans are released. We have not experienced any losses associated with our interim guarantees. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry in Beijing, we no longer provide interim guarantees to our mortgage management service customers.

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

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table sets forth our contractual obligations as of December 31, 2011:

Contractual Obligations (in thousands of RMB)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating Lease Obligations	232,262	107,962	106,449	17,717	134
Minimum Service Fees	8,337	629	1,258	1,258	5,192
Contingent Consideration payable	44,227	—	44,227	—	—
Long-term Deposits Payable	12,180	593	1,215	1,183	9,189

Total	297,006	109,184	153,149	20,158	14,515

Operating Leases

        Our operating lease agreements are principally for our administrative offices and real estate brokerage sales offices. These leases have expiration dates, the latest of which is in 2015.

Minimum Service Fees

        Pursuant to the master sub-franchise agreement entered into with Realogy, we are required to pay an annual minimum service fee to Realogy for the licensing of the CENTURY 21® brand. The minimum annual service fee is the greater of US$100,000 (RMB629,390) or an amount calculated by multiplying US$500 (RMB3,147) by the number of sales offices in our CENTURY 21® franchise network, to be adjusted for inflation or deflation.

Contingent Consideration Payable

        The contingent consideration payable arose from our acquisition of Shanggu in the second quarter of 2011 and is measured at fair value. The contingent consideration payable as of December 31, 2011 was RMB44.2 million (US$ 7.0 million).

Long-term Deposits Payable

        We receive security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2011 were RMB12.2 million (US$ 1.9 million).

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

H.    RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

        In May 2011, the FASB issued revised guidance on "Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs." The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity's shareholders' equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In June 2011, the FASB issued revised guidance on "Presentation of Comprehensive Income." The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards." The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. Early adoption is permitted, however, we have not early adopted this guidance. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In September 2011, the FASB issued revised guidance on "Testing of Goodwill for Impairment". The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance applies to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is permitted, however, we have not early adopted this guidance. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In December 2011, the FASB issued revised guidance on "Disclosures About Offsetting Assets and Liabilities". The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

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

Name	Age	Position
Donald Zhang	58	Chairman, Chief Executive Officer
Harry Lu	45	Vice Chairman, President
Kevin Cheng Wei	44	Director and Chief Financial Officer
Weiping Zhang	58	Director and Vice President
Jennifer Tang	45	Director
Qiang Chai	50	Independent Director
Liang Pei	43	Independent Director
Conor Chiahung Yang	49	Independent Director
Sheng Kang	38	General Manager of Mortgage Management Services Business Unit
Hau Piu Ip	37	General Manager of Shanghai Ruifeng

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

        Mr. Kevin Cheng Wei has served as our director since November 2008. He joined us as our chief financial officer in December 2007. Prior to joining us, from 2006 to 2007, Mr. Wei served as the chief financial officer of Solarfun Power Holdings Co., Ltd. (i.e. Hanwha SolarOne Co., Ltd.) (Nasdaq: HSOL), a Chinese solar company. From 2005 to 2006, Mr. Wei was the chief financial officer of an on-line advertising agency in China. Mr. Wei was the chief audit executive of LG Philips Displays International Ltd. From 2003 to 2005, where he was responsible for managing global internal audit coverage and risk management. From 1999 to 2003, he was Asia Pacific regional corporate audit manager with Altria Corporate Services Inc., including one year at Nabisco Inc. prior to its acquisition by Kraft Foods. Prior to Altria, from 1991 to 1999, Mr. Wei worked with KPMG LLP and Deloitte Touche LLP. Mr. Wei has served as an independent non-executive director and the chairman of the audit committee of Tibet 5100 Water Resources Holdings Ltd., a company listed on the main board of the Hong Kong Stock Exchange (stock code 1115), since March 2011. Mr. Wei graduated from Central Washington University, where he received his bachelor's degree (cum laude) with a double major in accounting and management information systems.

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

        Ms. Jennifer Tang has served as our director since 2009. Ms. Tang joined Avenue Asia Singapore Pte Ltd in 2006 and serves as its senior managing director. From 2000 to 2006, Ms. Tang held various positions with Hutchison Whampoa Limited, including serving as group senior legal counsel of Hutchison Telecommunications International Ltd, a public company listed on the New York Stock Exchange and the Stock Exchange of Hong Kong. Ms. Tang received her bachelor's degree in commerce and a bachelor's degree in law from the University of New South Wales. She is currently admitted as a solicitor in New South Wales and Hong Kong.

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

        Mr. Liang Pei has served as our independent director since January 2010. Mr. Pei has also served as the independent director of Baiyuan Costume Co.Ltd. since 2011. Mr. Pei has served as the secretary general of China Chain Store & Franchise Association since 2002 and an independent director of Fujian New Hua Du Supercenter Co., Ltd. since 2007. From 1992 to 2002, he worked as an official with Ministry of Internal Trade. Mr. Pei received his bachelor's degree in commerce and economics and doctorate degree in business administration, both from Renmin University of China.

        Mr. Conor Chiahung Yang has served as our independent director since January 2010. Mr. Yang is the chief financial officer of DangDang.com (Nasdaq: DANG) and has served in that role since March 2010. Prior to joining DangDang.com, he served as chief financial officer of AirMedia Group Inc. (Nasdaq: AMCN) from March 2007 to March 2010. He was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and worked at Morgan Stanley Asia from 1992 to 1994. Mr. Yang has served as an independent director and a member of the audit committee of Tudou Holdings Limited, a NYSE-listed online video services provider since August 2011. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor's degree from Fu Jen University in Taiwan in 1985.

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

B.    COMPENSATION

        For the year ended December 31, 2011, we paid an aggregate of approximately RMB10.8 million (US$1.7 million) in cash compensation to our executive officers, and we paid an aggregate of RMB629,390 (US$100,000) in cash compensation to our non-executive directors. In addition, for the year ended December 31, 2010, after giving effect to our 10-for-1 share split effected January 4, 2010, we granted 2,900,000 options to our executive officers and directors to purchase ordinary shares of our company at an average exercise price at US$0.26 per share. These options expire five years after their dates of grant, and the aggregate number of ordinary shares underlying these options is 2,531,896. The total amount set aside or accrued by us to provide pension, retirement or similar benefits for our executive officers and directors for the year ended December 31, 2011 was approximately RMB0.45 million.

Stock Incentive Plan

        Stock Incentive Plan.    On August 18, 2006, we adopted a stock incentive plan, or the plan, which was amended on October 19, 2007 and February 1, 2008, to provide additional incentive to those officers, employees, directors, consultants and others who serve our company, in order to strengthen the commitment of such persons to our company, motivate such persons to faithfully and diligently perform their duties and to attract and attain competent and dedicated persons whose efforts will result in our long-term growth and profitability. The plan permits us to grant five types of awards: incentive stock options, nonqualified stock options, restricted shares, restricted share units and other awards. As of December 31, 2011, the ordinary shares reserved for issuance under our plan represented 5.90% of our equity interest on a fully-diluted basis and the plan provides for proportional adjustment of such reserved shares in the event of adjustments to the conversion price of the preferred shares. As of December 31, 2011, after giving effect to our 10-for-1 share split effected January 4, 2010, we had outstanding 40.48 million options to purchase ordinary shares of our company exercisable at a weighted average exercise price at US$0.15 per share option and the aggregate number of ordinary shares underlying these options is 35.3 million. These options generally expire five years after their dates of grant. See Note 21 "Share-Based Compensation" in the Consolidated Financial Statements for additional information.

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

C.    BOARD PRACTICES

Board of Directors

        Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director may, subject to any separate requirement for audit committee approval under applicable law or the listing rules of the New York Stock Exchange, and unless disqualified by the chairman of the relevant board meeting, vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of our company which are not, by the Companies Law or its amended and restated articles of association, required to be exercised by shareholders, including the power to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of our company or of any third party.

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

        On November 10, 2010, at our annual meeting of shareholders, Donald Zhang, Kevin Yung and Liang Pei were re-elected as Class I directors. Their terms will expire at the annual meeting of shareholders to be held in 2013. The board of directors of our company accepted the resignation of Kevin Yung from the board of directors, effective on November 21, 2011;

        Weiping Zhang, Jennifer Tang and Conor Chiahung Yang are Class III directors, whose terms will expire at the annual meeting of shareholders to be held in 2012; and

        Harry Lu, Kevin Cheng Wei and Qiang Chai are Class II directors, whose terms will expire at the 2011 annual meeting of shareholders.

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

Audit Committee

        Our audit committee consists of Conor Chiahung Yang and Liang Pei. Conor Chiahung Yang and Liang Pei satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. In addition, Conor Chiahung Yang and Liang Pei meet the "independence" standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Conor Chiahung Yang is the chairman of our audit committee. Our audit committee consists solely of independent directors that satisfy New York Stock Exchange and SEC requirements. Effective October 29, 2010, Kevin Yung, one of our directors, resigned from our audit committee. As a result, we currently have only two independent directors on our audit committee and we no longer comply with Section 303A of the Corporate Governance Rules of the New York Stock Exchange, which requires a listed company to have three independent directors on its audit committee within one year of listing. While we expect to appoint another independent director to our audit committee and regain compliance with these corporate governance rules in the near future, as a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements as to the minimum number of audit committee members. The corporate governance practice in our home country, the Cayman Islands, does not require a minimum number of members on any committees.

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

D.    Employees

        We recruit sales professionals for our company-owned sales offices based on their education, qualification, experience and personality. We recruit on an as-needed basis. Most new recruits undergo a probation period before they are formally hired. We had 5,313, 9,568 and 7,562 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our full-time employees by area of responsibility as of the dates indicated

	As of December 31,
	2009	2010	2011
Company management	49	51	62
Sales professionals	4,203	7,337	6,718
Other employees	1,061	2,180	782

Total	5,313	9,568	7,562

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

E.    SHARE OWNERSHIP

        Please see Item 7.A.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

Beneficial Share Ownership

        The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 18, 2012, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(1)
Directors and Executive Officers:
Donald Zhang(2)	273,881,776	40.2%
Harry Lu(3)	55,492,271	8.3%
Kevin Cheng Wei	6,602,574	1.0%
Weiping Zhang	*	*
Jennifer Tang	—	—
Qiang Chai	—	—
Liang Pei	—	—
Conor Chiahung Yang	—	—
Sheng Kang	*	*
Hau Piu Ip	*	*

All Directors and Executive Officers as a group(4)	287,003,255	41.3%

5% and above Shareholders:
IFM Overseas Partners L.P.(5)	277,374,046	40.5%
Goldman Sachs Strategic Investments (Asia) L.L.C.(6)	141,611,117	21.2%
GL Asia Mauritius II Cayman Limited(7)	#	#
Columbia Wanger Asset Management, LLC(8)	80,723,250	12.1%

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

(2)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang through IFM Overseas Partners L.P., and (ii) 13,881,776 Class A ordinary shares underlying share options held by Donald Zhang that are exercisable within 60 days after the date of this annual report.

(3)
Includes (i) 52,000,000 of the 260,000,000 Class A ordinary shares held in IFM Overseas Partners L.P. by Harry Lu., and (ii) 3,492,271 Class A ordinary shares underlying share options held by Harry Lu that are exercisable within 60 days after the date of this annual report.

(4)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang and Harry Lu through IFM Overseas Partners L.P., and (ii) 27,003,255 Class A ordinary shares underlying share options held by our directors and executive officers as a group that are exercisable within 60 days after the date of this annual report.

(5)
Includes (i) 260,000,000 Class A ordinary shares held by IFM Overseas Partners L.P., and (ii) 17,374,046 Class A ordinary shares underlying share options held by Donald Zhang and Harry Lu that are exercisable within 60 days after the date of this annual report. IFM Overseas Limited, a corporation incorporated under the laws of the Cayman Islands that acts as the general partner of IFM Overseas Partners L.P. and exercises investment control over the Class A ordinary shares held by this entity. Maxpro International Enterprises, Inc., a New York corporation, owns 100% of the equity interest in IFM Overseas Limited. Donald Zhang owns 100% of the equity interest in Maxpro International Enterprises, Inc. , through D&M Capital Corporation. IFM Holding Company Limited and Harry Lu, each a limited partner of IFM Overseas Partners L.P., hold 80% and 20% of the partnership interest in IFM Overseas Partners L.P., respectively. IFM Holding Company Limited is a corporation incorporated under the laws of Cayman Islands, and is 100% owned by Maxpro International Enterprises, Inc. See also note 7 below for certain conversion rights held by GL Asia Mauritius II Cayman Limited.

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

(7)
# Includes 91,893,513 Class A ordinary shares held by GL Asia Mauritius II Cayman Limited, a Cayman Islands exempted company. In addition, pursuant to a secured exchangeable note issued by IFM Overseas Partners L.P. ("IFMOP") to GL Asia Mauritius II Cayman Limited ("GLA") on October 19, 2007 and amended and restated on January 27, 2010 ("Existing Note"), GLA may exchange the Existing Note for the ordinary shares of our company held by IFMOP at any time at least 55 days after our initial public offering. The exchange price shall be calculated based on the fair market value of our ordinary shares at the time of the exchange and the timing of the exchange, according to an agreed formula as set forth in further detail in the Existing Note. IFMOP received an exchange notice from GLA on October 5, 2011, which required IFMOP to redeem the Existing Note by way of exchange and transfer of 441,816,158 ordinary shares to GLA. Such amount of ordinary shares exceeds the total ordinary shares held by IFMOP. GLA, IFMOP, our company and certain other parties entered into the Restructuring Deed on April 27, 2012. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring Deed." Pursuant to the Restructuring Deed, the Existing Note shall be amended and restated on the terms set out in a new secured note ("New Note") on the restructuring date and IFMOP will mortgage all ordinary shares of our company held by it to GLA to secure its obligations under the New Note. Under the New Note, GLA shall not be entitled to any right to exchange the New Note to our ordinary shares held by IFMOP. GL Asia Mauritius II Cayman Limited is 50% owned by Avenue Asia International, Ltd. and 50% by GL Asia Mauritius II, LLC, but all of GL Asia Mauritius II Cayman Limited's beneficial interest in the above shares has been allocated solely to GL Asia Mauritius II, LLC. GL Asia Mauritius II, LLC is owned by Avenue Asia Investments, L.P., Avenue Asia Special Situations Fund III, L.P. and Avenue Asia Special Situations Fund IV, L.P., but all of GL Asia Mauritius II, LLC's beneficial interest in the above shares has been allocated solely to Avenue Asia Special Situations Fund IV, L.P., a Cayman Islands exempted limited partnership. The general partner of Avenue Asia Special Situations Fund IV, L.P. is Avenue Asia Capital Partners IV, Ltd., a Cayman Islands exempted company. The sole shareholder of Avenue Asia Capital Partners IV, Ltd. is Avenue Asia Capital Partners IV, LLC, a Delaware limited liability company. The managing member of Avenue Asia Capital Partners IV, LLC is GL Asia Partners IV, LLC, a Delaware limited liability company, which is controlled by Marc Lasry and Sonia Gardner. Voting and investment power of shares held by GL Asia Mauritius II Cayman Limited may be exercised by Avenue Asia Capital Partners IV, Ltd. or Avenue Asia Capital Management, L.P., a Delaware limited partnership. The general partner of Avenue Asia Capital Management, L.P. is Avenue Asia Capital Management GenPar, LLC, a Delaware limited liability company, which is controlled by Marc Lasry and Sonia Gardner. Mr. Lasry and Ms. Gardner disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The address of GL Asia Mauritius II Cayman Limited is 2nd Floor Anchorage Centre, Georgetown, Grand Cayman, Cayman Islands.

(8)
Such number of ordinary shares was calculated based upon Schedule 13G/A filed by Columbia Wanger Asset Management, LLC on February 13, 2012 and also includes ordinary shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, LLC. The address of Columbia Wanger Asset Management, LLC is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

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

Record Holders in the United States

        As of April 18,2012, the latest practicable date, approximately 39.1% of our total outstanding Class A ordinary shares, were held by a single holder of record in the United States, JPMorgan Chase Bank, N.A., the depositary for our ADS program.

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

Related Party Loans and other Payments

        We have entered into certain loan arrangements in the past with certain of our related parties, including our associate companies, Xinye, a PRC wholly foreign-owned enterprise controlled by Mr. Donald Zhang, our chairman and CEO, and Mr. Harry Lu, our vice chairman and president, and Maxpro International Enterprises Inc., or Maxpro, a New York corporation owned by Mr. Donald Zhang through D&M Capital Corporation, and the Fund Management Partnership, the partner of which is Mr. Kevin Yung, who used to be Executive Vice President and Director of our company, owning 10% equity interests in TianRe Co. Ltd. In January 2011, MMC BJ, a wholly-owned subsidiary of our company, entered into an entrusted loan agreement to offer RMB 30.0 million loan to Tianjin Shiji TianRe Equity Fund Limited Partnership ("TianRe Fund I"), a limited partnership established by the Fund Management Partnership. The loan is repayable at an annual interest rate of 14%. This loan was repaid in December 2011.

Purchase of Equity Interests from Kevin Yung

        On November 15, 2011, Mr. Kevin Yung, Beijing IFM Investment Managements Limited and Everising Investment Management Company Ltd. entered into a share purchase agreement. Mr. Kevin Yung transferred his 10% stake in Tianjin Shiji TianRe Investment Management Company Ltd. and 9.9% stake in Fund Management Partnership to Beijing IFM Investment Managements Limited at total consideration of RMB1.9 million (US$0.3 million), which is determined based upon the present value of the estimated future earnings generated by the companies.

Kevin Yung's Options

        Mr. Kevin Yung's employment with the company ceased in August 2011 and he ceased to be a board director effective on November 21, 2011. On November 21, 2011, the company agreed that, subject to Mr. Yung's compliance of certain non-competition undertakings, his option agreement will remain effective as if he were an employee of our company, including the terms regarding any option re-pricing or any extension of the exercise period from time to time. Since Mr. Yung's termination as an employee and the modification to his option occurred concurrently, his options continue to be subject to ASC 718 until further modifications are made.

Restructuring Deed

        We entered into a restructuring deed with GLA, IFM Overseas Partners L.P. ("IFMOP"), Donald Zhang, Harry Lu and IFM Overseas Limited, the general partner of IFMOP, on April 27, 2012 ("Restructuring Deed"). Pursuant to the Restructuring Deed, the restructuring will be consummated within 45 days after the date of the Restructuring Deed upon satisfaction of certain conditions precedent, and on the restructuring date, (i) the parties of the Restructuring Deed will release each other from all claims under certain legal proceedings, including the petition to request an order to wind up our company and other remedies filed by GLA on December 30, 2011, (ii) the existing secured note between GLA and IFMOP will be amended and restated by the New Note, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Share Ownership—Note (7)#", (iii) GLA will be granted an option within a period of six months commencing on the earlier of the date of repayment or maturity of the New Note, to require IFMOP and us to buy or procure the purchase of all or any portion of our ordinary shares held by GLA, at a purchase price to be calculated based on the then current weighted average trading price of our ADSs or, if our ADSs or ordinary shares cease to be listed and traded on any stock exchange, the fair market value to be determined by a financial advisor, and (iv) GLA will be granted certain other rights, including, among others, information rights. In addition, GLA was granted on the date of the Restructuring Deed a right of prior approval over certain corporate matters relating to us and our business, including, among others, change in capital structure, disposal and acquisition of material assets, and incurrence of any material indebtedness, provided that such right shall terminate if the restructuring is not consummated as contemplated.

Registration Rights

        Pursuant to the registration rights agreement dated December 30, 2009, we granted to each of Goldman Sachs Strategic Investments, GLA, Realogy and IFM Overseas Partners L.P. certain registration rights in relation to their shares of the Company. The registration rights set forth in this registration rights agreement shall terminate on (i) the fifth anniversary following the completion of our initial public offering in February 2010, or, (ii) if, in the opinion of our counsel, all such shares entitled to registration rights proposed to be sold by the relevant holders may then be sold without registration in any 90 day period pursuant to Rule 144 promulgated under the Securities Act.

Item 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        Please see "Item 18. Financial Statements" for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

        GL Asia Mauritius II Cayman Ltd. ("GLA"), an affiliate of Avenue Capital and one of our shareholders, filed a petition on December 30, 2011 in the Grand Court of the Cayman Islands, our company's jurisdiction of organization, to request an order to wind up our company and other remedies. We, having consulted with our legal counsel, firmly believe that there is no basis for any of GLA's claims, and that a winding up would not be the appropriate remedy for any of the claims made. We filed a summons to strike out GLA's petition on January 6, 2012, and are contesting GLA's petition. On April 27, 2012, we entered into the Restructuring Deed with GLA and certain other parties, pursuant to which, on the restructuring date GLA and we shall seek an order to withdraw the petition filed by GLA. For more information about the Restructuring Deed, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring Deed."

        Other than the legal proceeding noted above, we are not involved in any legal matters that management believes will have a material adverse effect on our business.

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

Item 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

        Not applicable, except for Item 9A (4) and Item 9C.

        Our ADSs have been listed on the New York Stock Exchange since January 28, 2010. Our ADSs trade under the symbol "CTC." The following table provides the high and low closing prices for our ADSs on the New York Stock Exchange for 2011 and 2012 to date. Closing prices for all periods presented, adjusted to reflect the change of ratio of our ADSs from one ADS for fifteen (15) Class A ordinary shares to one ADS for forty-five (45) Class A ordinary share effective on April 16, 2012.

Calendar Period	High	Low
	(US$ per ADS)
2010 (January 28th to December)	24.45	11.13
January 28th to March	24.45	20.55
April to June	21.60	14.28
July to September	18.51	14.40
October to December	17.40	11.13
2011	14.97	0.87
January to March	14.97	10.65
April to June	10.38	3.48
July to September	6.03	2.40
October to December	3.06	0.87
October	3.06	1.68
November	2.31	1.11
December	1.83	0.87
2012
January	2.22	0.99
February	2.25	1.65
March	2.58	1.80
January to March	2.58	0.99
April (through April 20)	2.10	1.43

C.    MARKETS

        Our ADSs, each representing 15 of our ordinary shares, have been listed on New York Stock Exchange since January 28, 2010 under the symbol "CTC." We changed the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012.

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

        Based on the quarterly average value of our assets for the taxable year ended December 31, 2011, we believe that we were classified as a PFIC for the year ended December 31, 2011 and we may continue to be classified as a PFIC in the current taxable year or a future taxable year. Based on the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules, we may continue to be a PFIC for the current taxable year if the price of our ADSs and ordinary shares is relatively low and we continue to hold a substantial amount of cash and other liquid assets. The composition of our income and our assets will be affected by how, and how quickly, we use our liquid assets and cash.

        In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is relatively low, we may continue to be a PFIC for the current or one or more future taxable years. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company continuing to be classified as a PFIC for the current or one or more future taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

        Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not continue to be classified as a PFIC, and our PFIC status will depend on whether (i) we follow our capital expenditure plans and (ii) our market capitalization expands or contracts from its current level. The United States federal income tax rules that apply to U.S. Holders for taxable years in which we are classified as a PFIC are generally discussed below under "Passive Foreign Investment Company Rules."

Dividends

        Subject to the discussion under "Passive Foreign Investment Company Rules" below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a reduced rate provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. However, as discussed above, we believe that we were classified as a PFIC for the taxable year ended December 31, 2011. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and we presently believe our ADSs should qualify as being readily tradable. In the event that we are deemed to be a PRC resident enterprise under the CIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty. See "Item 10. Additional Information—E. Taxation—Peoples' Republic of China Taxation." If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In the event that we are deemed to be a PRC resident enterprise under the CIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

        Subject to the discussion under "Passive Foreign Investment Company Rules" below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares, each determined in US dollars.

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

        As an alternative to the foregoing rules, a U.S. Holder may be able to make a mark-to-market election, to mitigate the adverse United States federal income tax consequences of holding an equity interest in a PFIC, provided that the ADSs are regularly traded on the NYSE. We believe that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a timely election, the holder will generally (i) include as income as ordinary income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such loss is allowed only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any ordinary income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. A mark-to-market election generally must be made for the first taxable year in which a U.S. Holder holds stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with such U.S. Holder's original or amended United States federal income tax return on or before the due date (including extensions) of the return. Each U.S. Holder should consult its own tax advisor regarding the procedure for, and advisability of making, a mark-to-market election.

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

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual Internal Revenue Service Form 8621 (or any other form that may be required by the U.S. Treasury in future guidance) with respect to any distributions received on the ADSs or ordinary shares, any gain realized on the disposition of ADSs or ordinary shares, or any reportable election (including a mark-to-market election). In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

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

I.     SUBSIDIARY INFORMATION

        For a listing of our principal subsidiaries, see "Item 4. Information on the Company—C. Organizational Structure."

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates. With respect to cash and cash equivalents as of December 31, 2011, a 10% decrease in interest rates would have decreased our interest income by RMB0.6 million for the year then ended.

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

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of over 20.0% of the RMB against the U.S. dollar over the following three years. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our cash and cash equivalents included aggregate amounts US$6.7 million as of December 31, 2011. A 1.0% increase in the value of the RMB against the U.S. dollar would decrease the amount of the RMB by RMB0.4 million as of December 31, 2011. We had U.S. dollar payables of US$1.1 million as of December 31, 2011. A 1.0% increase in the value of the RMB against the U.S. dollar would increase the payable amount by RMB0.1 million as of December 31, 2011. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

        JPMorgan Chase Bank, N.A. is the depositary for our ADSs. The depositary's office is located at 4 New York Plaza, New York, NY 10004. Each of our ADRs represents 45 of our Class A ordinary shares, par value US$0.001 per share.

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

  Payments Received by Foreign Private Issuer

        Our depositary agreed to reimburse us for certain expenses we incurred that were related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees.

  Direct Payments

        The table below sets forth the types of expenses that the depositary has reimbursed for us for the year ended December 31, 2011:

Category of Expenses	Amount (US$)
Legal fees	—
Accounting fees	70,242.19
Investor relations	—
Broker reimbursements	—

Total	70,242.19

        In relation to the change of the ratio of our ADS to ordinary share from 1:15 to 1:45 effective on April 16, 2012, we and JPMorgan Chase Bank, N.A., the depositary for our ADSs, reached an agreement that we would repay the depositary US$125,000 out of the previous reimbursement plus any out-of-pocket expenses reasonably incurred by the depositary related to this ratio change.

  Indirect Payments

        The depositary has also agreed to waive certain fees for standard costs associated with the administration of our ADS program. The table below sets forth those expenses that the depositary waived from February 3, 2011 to February 2, 2012:

Category of Expenses	Amount (US$)
Fees waived	215,000

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

Use of Proceeds

        As of December 31, 2011 we have used all of the RMB 557.5 million in gross proceeds received from our initial public offering in operating, investing and financing activities. None of the gross proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the "Evaluation Date"). Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

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

        As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company's management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company's management concluded that our internal control over financial reporting was effective as of December 31, 2011.

        Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of internal control over financial reporting as of December 31, 2011, as stated in its report, included on page F-2 of our Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

        In order to remedy the material weakness discovered in connection with the audit of our consolidated financial statements for the years ended December 31, 2007 and 2008, we undertook various initiatives to strengthen our internal control over financial reporting and improve our U.S. GAAP financial closing-related policies and procedures in 2009 and 2010. These initiatives included hiring additional qualified professionals with relevant experience for our finance and accounting department, increasing the level of interaction among our management and the audit committee, implementing and formalizing internal control over financial reporting to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, providing additional training to our existing personnel, including areas of new and emerging accounting standards, enhancing our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting department. As of December 31, 2010, this material weakness had been remedied.

        There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2010	2011
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	7,000	4,500	715
Audit-related fees(2)	434	220	35

Total	7,434	4,720	750

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

Item 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In August 2010, our board of directors authorized an ADS repurchase program, under which we may repurchase up to US$20.0 million of our ADSs on the open market from time to time, at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which allows us to repurchase the ADSs during periods in which we may be in possession of material non-public information) or otherwise. The timing and extent of any purchases depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law. In 2011, we repurchased 8,002,140 shares of our Class A ordinary shares for a total purchase price of approximately US$2.5 million (RMB15.7 million). The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The following table sets forth certain information related to purchases made by us of our ADSs under the program, which has been adjusted to reflect the change of the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012:

Period	Total number of ADSs purchased	Average price paid per ADS(1)		Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$	RMB(2)		US$	RMB(2)
January 2011	82,003	14.75	92.86	403,707	14,983,528	94,304,825
February 2011	53,617	13.49	84.88	457,325	14,260,451	89,753,852
March 2011	30,735	13.15	82.74	488,059	13,856,430	87,210,983
April 2011	11,471	8.72	54.87	499,530	13,756,432	86,581,605

(1)
The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)
The translations of U.S. dollar amounts into Renminbi amounts have been made at the exchange rate in effect on December 30, 2011, which was US$1.00 to RMB6.2939. See Part I.—Item 3. Key Information—Selected Financial Data—Exchange Rate Information."

Item 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

Item 16G.    CORPORATE GOVERNANCE

        The following sets forth a summary of the significant ways our corporate governance practices differ from those followed by domestic companies under the NYSE listing standards set forth in the NYSE Listed Company Manual ("LCM").

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

Item 16H.    Mine Safety Disclosure

  Not applicable.

PART III

Item 17.    FINANCIAL STATEMENTS

        Not applicable.

Item 18.    FINANCIAL STATEMENTS

        Our consolidated financial statements are included at the end of this annual report.

Item 19.    EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

2.1	Registrant's Specimen American Depositary Receipt (included in Exhibit 2.4) (incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (file no. 333-164239) filed with the Securities and Exchange Commission on April 5, 2012).

2.2	Registrant's Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

2.4	Form of Amendment to Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (file no. 333-164239) filed with the Securities and Exchange Commission on April 5, 2012)

2.5	Registration Rights Agreement, dated as of December 30, 2009, granting registration rights to certain shareholders of the Registrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

2.6	Rights Agreement, dated as of November 17, 2010, between IFM Investments Ltd, a Cayman corporation, and American Stock Transfer & Trust Company, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the Securities and Exchange Commission on November 17, 2010).

4.1	Amended and Restated 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

4.2	Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

4.3	Form of Employment Agreement with Donald Zhang, Harry Lu, Kevin Cheng Wei and Weiping Zhang (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

4.4	English translation of Form of Labor Contract with Qifeng Tan and Sheng Kang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

Exhibit Number		Description of Documents
4.5		English translation of Labor Contract with Hau Piu Ip (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

4.6		Restated CENTURY 21 International Sub-franchise Agreement for the People's Republic of China, dated as of March 22, 2000 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

8.1	*	Subsidiaries of the Registrant.

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Commerce & Finance Law Offices

15.2	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

101.INS	**	XBRL Instance Document

101.SCH	**	XBRL Taxonomy Extension Schema Document

101.CAL	**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	**	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed herewith

**
XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IFM INVESTMENTS LIMITED
	By:	/s/ DONALD ZHANG
		Name:	Donald Zhang
		Title:	Chairman and Chief Executive Officer
Date: April 30, 2012

IFM INVESTMENTS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public
Accounting Firm

To the Board of Directors and Shareholders of IFM Investments Limited:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of IFM Investments Limited and its subsidiaries (collectively, the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits (which were integrated audits in 2011 and 2010). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People's Republic of China
Apr 30, 2012

IFM INVESTMENTS LIMITED

Consolidated Balance Sheets as of December 31, 2010 and 2011

(in thousands, except par value)

	December 31,
	2010 RMB	2011 RMB	2011 US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	520,647	235,450	37,409
Cash in bank-time deposits	120,000	—	—
Restricted cash	32,498	10,997	1,747
Accounts receivable, net	50,599	97,090	15,426
Loans receivable, net	12,732	37,511	5,960
Amounts due from related parties	1,710	71	11
Prepaid expenses and other current assets	55,096	37,369	5,937

Total current assets	793,282	418,488	66,490

Non-current assets:
Equity investments	6,210	10,595	1,683
Property and equipment, net	78,330	62,513	9,932
Intangible assets, net	34,888	95,827	15,225
Goodwill	16,607	114,698	18,224
Other non-current assets	29,225	22,941	3,645

Total assets	958,542	725,062	115,199

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	17,397	11,220	1,783
Accrued expenses and other current liabilities	163,036	150,502	23,910
Amounts due to related parties	261	266	42
Deferred revenue	9,032	7,773	1,235

Total current liabilities	189,726	169,761	26,970

Long-term deposits payable	13,316	12,180	1,935
Contingent consideration payable	—	44,227	7,027
Deferred tax liabilities	1,803	17,543	2,787

Total liabilities	204,845	243,711	38,719

Redeemable non-controlling interest	—	66,181	10,515
Commitments and contingencies (Note 23)
Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized, 608,793 and 667,672 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	4,533	4,939	785
Class B ordinary shares (US$0.001 par value, 100,000 shares authorized, 80,503 shares issued and outstanding as of December 31, 2010; none outstanding as of December 31, 2011)	550	—	—
Treasury stock (US$0.001 par value, 14,477 and 8,002 Class A ordinary shares repurchased, as of December 31,2010 and2011, respectively, nil and 22,479 Class A ordinary shares cancelled as of December 31, 2010 and 2011, respectively)	(25,824)	—	—
Additional paid-in capital	1,072,079	1,033,892	164,269
Statutory reserves	5,595	5,595	889
Accumulated deficit	(301,865)	(638,380)	(101,428)

Total IFM Investments Limited shareholders' equity	755,068	406,046	64,515

Non-controlling interests	(1,371)	9,124	1,450

Total shareholders' equity	753,697	415,170	65,965

Total liabilities, redeemable non-controlling interest and shareholders' equity	958,542	725,062	115,199

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2009 RMB	2010 RMB	2011 RMB	2011 US$
				(Note 2(c))
Net revenue	651,656	530,829	604,559	96,055
Costs and expenses:
Commissions and other agent-related costs	(289,146)	(318,872)	(428,920)	(68,149)
Operating costs	(119,605)	(199,670)	(296,652)	(47,133)
Selling, general and administrative expenses	(101,421)	(176,271)	(218,110)	(34,654)
Goodwill impairment losses	—	—	(30,614)	(4,864)
Net change in fair value of contingent consideration	—	—	25,716	4,086

Total costs and expenses	(510,172)	(694,813)	(948,580)	(150,714)

Income (loss) from operations	141,484	(163,984)	(344,021)	(54,659)
Interest income	2,244	6,685	5,845	929
Other income	—	9,350	2,086	331
Foreign currency exchange loss	(496)	(12,161)	(5,713)	(908)

Income (loss) before income tax and share of associates' losses	143,232	(160,110)	(341,803)	(54,307)
Income tax	(8,275)	(2,985)	(1,103)	(175)
Share of associates' (loss) income	(162)	(605)	2,496	397

Net Income (loss)	134,795	(163,700)	(340,410)	(54,085)
Net loss attributable to non-controlling interests	246	1,462	3,895	619

Net Income (loss) attributable to IFM Investments Limited	135,041	(162,238)	(336,515)	(53,466)

Accretion of convertible redeemable preferred shares	(16,426)	(1,213)	—	—
Income allocated to participating preferred shareholders	(64,639)	—	—	—

Net Income (loss) attributable to ordinary shareholders	53,976	(163,451)	(336,515)	(53,466)

Net income (loss) per share, basic	0.21	(0.25)	(0.50)	(0.08)
Net income (loss) per share, diluted	0.20	(0.25)	(0.50)	(0.08)
Net income (loss) per ADS, basic	9.34	(11.24)	(22.66)	(3.60)
Net income (loss) per ADS, diluted	9.19	(11.24)	(22.66)	(3.60)
Shares used in calculating net income (loss) per share, basic	260,000	654,637	668,291	668,291
Shares used in calculating net income (loss) per share, diluted	264,396	654,637	668,291	668,291
Number of ADS used in calculating net income (loss) per ADS, basic	5,778	14,547	14,851	14,851
Number of ADS used in calculating net income (loss) per ADS, diluted	5,875	14,547	14,851	14,851

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Shareholders' (Deficit) Equity for the years ended December 31, 2009, 2010 and 2011

(in thousands)

	IFM Investments Limited Shareholders' (Deficit) Equity
	Ordinary Shares		Treasury stock
					Additional Paid-in Capital RMB			Non- controlling Interests RMB	Total Shareholders' (Deficit) Equity RMB
	Shares	Amount RMB	Shares	Amount RMB		Statutory Reserves RMB	Accumulated Deficit RMB
Balance as of January 1, 2009	260,000	2,152	—	—	13,508	—	(268,013)	—	(252,353)

Net income (loss)	—	—	—	—	—	—	135,041	(246)	134,795
Share-based compensation	—	—	—	—	1,858	—	—	—	1,858
Establishment of subsidiaries	—	—	—	—	—	—	—	302	302
Accretion of convertible redeemable preferred shares	—	—	—	—	(15,366)	—	(1,060)	—	(16,426)
Appropriation to statutory reserves	—	—	—	—	—	1,173	(1,173)	—	—
Balance as of December 31, 2009	260,000	2,152	—	—	—	1,173	(135,205)	56	(131,824)

Issuance of ordinary shares upon initial public offering	187,312	1,279	—	—	535,889	—	—	—	537,168
Net loss	—	—	—	—	—		(162,238)	(1,462)	(163,700)
Issuance of ordinary shares upon exercise of share options	3,142	21	—	—	2,643	—	—	—	2,664
Share-based compensation	—	—	—	—	16,860	—	—	—	16,860
Establishment of subsidiaries	—	—	—	—	—	—	—	35	35
Accretion of convertible redeemable preferred shares	—	—	—	—	(1,213)	—	—	—	(1,213)
Conversion of convertible redeemable preferred shares	238,842	1,631	—	—	517,900	—	—	—	519,531
Appropriation to statutory reserves	—	—	—	—	—	4,422	(4,422)	—	—
Share repurchases	—	—	(14,477)	(25,824)	—	—	—	—	(25,824)

Balance as of December 31, 2010	689,296	5,083	(14,477)	(25,824)	1,072,079	5,595	(301,865)	(1,371)	753,697

Net loss	—	—	—	—	—	—	(336,515)	(2,891)	(339,406)
Issuance of ordinary shares upon exercise of share options	855	5	—	—	578	—	—	—	583
Share-based compensation	—	—	—	—	3,234	—	—	—	3,234
Establishment of subsidiaries	—	—	—	—	—	—	—	13,386	13,386
Share repurchases	—	—	(8,002)	(16,324)	—	—	—	—	(16,324)
Cancellation of Treasury stock	(22,479)	(149)	22,479	42,148	(41,999)	—	—	—	—

Balance as of December 31, 2011	667,672	4,939	—	—	1,033,892	5,595	(638,380)	9,124	415,170

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011

(in thousands)

	Years Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$ (Note 2(c))
Cash flows from operating activities:
Net income (loss)	134,795	(163,700)	(340,410)	(54,085)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Goodwill impairment	—	—	30,614	4,864
Net change in fair value of contingent consideration	—	—	(25,716)	(4,086)
Depreciation and amortization	17,941	22,945	34,629	5,502
Allowance for doubtful accounts	12,151	9,041	14,343	2,279
Effects of foreign currency exchange loss	496	12,161	5,713	908
Share-based compensation	1,858	16,860	3,234	514
Deferred tax liabilities	(518)	(38)	(395)	(63)
Share of associates' losses (income)	162	605	(2,496)	(397)
Loss on disposal of equipment and leasehold improvement	1,638	3,060	16,098	2,558
Changes in operating assets and liabilities:
Accounts receivable	(60,456)	575	(60,834)	(9,666)
Loans receivable	—	218	341	54
Prepaid expenses and other current assets	(1,513)	(28,289)	15,366	2,441
Other non-current assets	(1,316)	(15,797)	6,284	998
Accounts payable	72	(3,387)	1,433	228
Accrued expenses and other current liabilities	76,621	25,269	(10,775)	(1,712)
Deferred revenue	1,268	2,368	(1,259)	(200)
Long-term deposits payable	137	(349)	(1,136)	(180)

Net cash provided by (used in) operating activities	183,336	(118,458)	(314,966)	(50,043)

Cash flows from investing activities:
Restricted cash	(240)	6,056	949	151
Placement/rollover of matured time deposits	—	(208,282)	(139,415)	(22,151)
Proceeds from maturity of time deposit	—	88,282	259,415	41,217
Purchases of equipment and leasehold improvement	(14,118)	(48,794)	(37,768)	(6,001)
Loan issuance	—	(16,150)	(72,070)	(11,451)
Receipt of loan principals	—	3,200	46,950	7,460
Business combinations, net of cash acquired	—	(8,649)	(26,587)	(4,224)
Purchase of equity investment	—	(6,535)	(1,900)	(302)
Advance to the escrow account related to the acquisition of subsidiary	—	(5,000)	—	—
Proceeds from disposal of equity investment	—	600	—	—

Net cash (used in) provided by investing activities	(14,358)	(195,272)	29,574	4,699

Cash flows from financing activities:
Share repurchases	—	(26,816)	(15,332)	(2,436)
Restricted cash—customers deposits	(11,331)	(8,343)	19,216	3,053
Payment of initial public offering costs	(4,251)	(13,572)	(1,315)	(209)
Proceeds from issuance of ordinary shares upon initial public offering	—	557,455	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	—	2,664	583	93
Capital contributions from non-controlling interests	302	35	2,550	405
Advances from related parties	38,158	—	—	—
Repayment of advances from related parties	(34,213)	(1,338)	—	—

Net cash (used in) provided by financing activities	(11,335)	510,085	5,702	906

Effects of foreign exchange rate changes on cash and cash equivalents	(31)	(10,297)	(5,507)	(875)
Net increase (decrease) in cash and cash equivalents	157,612	186,058	(285,197)	(45,313)
Cash and cash equivalents at the beginning of the year	176,977	334,589	520,647	82,722

Cash and cash equivalents at the end of the year	334,589	520,647	235,450	37,409

Supplemental schedule of non-cash activities
Conversion of convertible redeemable preferred shares into ordinary shares	—	519,531	—	—
Consideration payable for business combination	—	1,587	44,227	7,027
Supplemental disclosure of cash flow information
Income tax paid	131	1,405	2,496	397
Interest paid	—	—	—	—

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

        On January 28, 2010, the Company offered 12,487,500 (equivalent to 4,162,500 after the ratio change as described in Note 27 under item 18) American Depositary Shares ("ADS"), representing 187,312,500 ordinary shares at US$ 7.00 each to public (equivalent of US$21.00 each to after ratio change as described in Note 27 under item 18), raising gross proceeds of RMB 557.5 million. The Company's ADS are quoted on New York Stock Exchange ("NYSE").

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

  ii)
  reorganized the share capital such that the total authorised share capital of the Company of 3,333,000,000 shares of a nominal or par value of US$0.001 each being reclassified and re-designated into 3,133,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each (the "Class A Ordinary Shares"), 100,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each (the "Class B Ordinary Shares") and 100,000,000 preferred shares of a nominal or par value of US$0.001 each (the "Preferred Shares");

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

  (ii)
  Mortgage Management Services—provides real estate mortgage brokerage and comprehensive advisory services in connection with the selection, application for and procurement of mortgage products to banks and home buyers, with part of these services provided in connection with the Company's real estate brokerage services business. Commencing from the third quarter of 2010, the Company also began to offer entrusted and mortgage credit loans to consumers, with terms ranging from two to twelve months, which are secured with the borrowers' properties with no or one mortgage.

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

  (iv)
  Primary and Commercial Services—comprises three business units, which provide primary real estate agency services including planning, consulting, and brokerage services to commercial and residential property developers.

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

        As of December 31, 2011, the Company's major subsidiaries, VIEs and equity investments are listed below.

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
Subsidiaries
1	IFM Company Ltd. ("IFM Co.")	Oct 4, 1999	Cayman Islands	100%	Subsidiary	Holding franchise right
2	Beijing Aifeite International Franchise Consulting Company Ltd. ("IFM Beijing")	Mar 1, 2000	PRC	100%	Subsidiary	Real estate franchising
3	Genius Nation Investments Ltd. ("Genius")	May 18, 2006	British Virgin Islands	100%	Subsidiary	Investment holding
4	Shanghai Ruifeng Real Estate Investments Consultant Co., Ltd. ("Shanghai Ruifeng")	Sep 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service
5	Beijing Anxin Ruide Real Estate Brokerage Co., Ltd.("Beijing Anxin")	Oct 19, 2006	PRC	100%	Subsidiary	Real estate brokerage service
6	Shanghai Anshijie Real Estate Consultant Co., Ltd. ("Anshijie")	Nov 28, 2006	PRC	100%	Subsidiary	Investment holding
7	Beijing Kaisheng Jinglue Guarantee Co., Ltd., ("MMC BJ")	Aug 13, 2007	PRC	100%	Subsidiary	Real estate mortgage brokerage service
8	Kaisheng Jinglue (Shanghai) Investment Management Co., Ltd. ("MMC SH")	Apr 8, 2008	PRC	100%	Subsidiary	Real estate mortgage brokerage service
9	Beijing IFM International Real Estate Brokerage Co., Ltd. ("IFM BJ Broker")	May 27, 2008	PRC	100%	Subsidiary	Real estate franchising
10	Beijing IFM Investment Managements Limited ("IFM BJ Inv")	Sep 27, 2008	PRC	100%	Subsidiary	Investment holding
11	Shanghai Ruifeng Investment Managements Limited ("Ruifeng Inv")	Nov 20, 2008	PRC	100%	Subsidiary	Real estate brokerage service
12	Beijing Huachuang Xunjie Technology Co., Ltd. ("Huachuang")	July 16, 2009	PRC	100%	Subsidiary	Software development and licensing
13	Business Vision Management Consultants Limited ("BVMC")	Sep 18, 2009	HK	85%	Subsidiary	Investment holding
14	Beijing Kaicheng Huaxin Investment Consultants Limited ("PRI")	Oct 20, 2009	PRC	70%	Subsidiary	Primary residential properties market advisory service
15	Beijing Xinrui Shijiao Business Managements Consultant Co., Ltd. ("COM")	Jan 4, 2010	PRC	85%	Subsidiary	Commercial properties market advisory service
16	Shenzhen Kaian Investments Guarantee Co., Ltd ("Kaian")	Mar 10, 2010	PRC	100%	Subsidiary	Real estate mortgage brokerage service
17	Tianjin Shiji TianRe Investment Management Company Ltd. ("TianRe Co., Ltd.")	Jul 21, 2010	PRC	75%	Subsidiary	Fund management

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
18	Beijing Kudiantongfang Technology Co., Ltd. ("Kudian")	Apr 6,2011	PRC	100%	Subsidiary	Software development and licensing
19	GuangZhou Anshijie Real Estate Brokerage Co., Ltd. ("GZASJ")	Jun 10,2011	PRC	100%	Subsidiary	Real estate brokerage service
20	Sichuan Ruichangyuan Investment management Co., Ltd. ("CD Ruichuangyuan")	Jun 20,2011	PRC	100%	Subsidiary	Investment and management consulting
21	Beijing Hui Jin Mortgage Limited Company ("Hui Jin")	Sep 10,2009	PRC	100%	Subsidiary	Real estate mortgage brokerage service
22	Beijing SG Xinrui Real Estate Brokerage Co., Ltd.	Aug 4,2011	PRC	55%	Subsidiary	Primary real estate agency service
23	City Integrated Residential Services (China) Limited ("CIR")*	Oct 25, 2000	HK	100%	Subsidiary	Investment holding
24	CIR Real Estate Consultant (Shenzhen) Co., Ltd. ("Shenzhen CIR")*	Sep 15, 2005	PRC	100%	Subsidiary	Real estate brokerage service
25	Shanghai Yaye Real Estate Brokerage Co., Ltd. ("IFM SH")*	Sep 29, 2002	PRC	100%	Subsidiary	Real estate franchising
26	Chengdu Yize Real Estate Brokerage Co., Ltd. ("IFM CD")*	Sept 4,2003	PRC	100%	Subsidiary	Real estate franchising
27	Chengdu Yichuan Real Estate Brokerage Co., Ltd. ("Chengdu Yichuan")*	Jun 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service
28	Chengdu Yidao Real Estate Brokerage Co., Ltd.("MMC CD")*	Mar 4, 2004	PRC	100%	Subsidiary	Real estate mortgage brokerage service
29	SG International Investments Limited ("Shanggu")*	Jan 25,2011	Cayman Islands	55%	Subsidiary	Investment holding
30	SG Strategic Investments (Hong Kong) Limited ("SG HK")*	Feb 23,2011	HK	55%	Subsidiary	Investment holding
31	Beijing SG New Century Consulting Service Company*	May 19,2011	PRC	55%	Subsidiary	Primary real estate agency service
VIEs
1	Beijing Huaxing Tianye Investment Management Co., Ltd ("Huaxing")	Sept 6, 2010	PRC	100%	VIE	Investment management
2	Beijing Rongzhong XingyeInvestment Co., Ltd ("Rongzhong")	Sept 6, 2010	PRC	100%	VIE	Investment management
3	Beijing Longhe Weiye Real Estate Brokerage Co., Ltd. ("Anxin Inv")	Nov 24,2010	PRC	100%	VIE	Real estate brokerage service

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
Equity Investments
1	Shaanxi Lide Industry Investments Co., Ltd. ("Xian")	Dec 12, 2006	PRC	10%	Investment under the equity method	Real estate franchising
2	Tianjin Shiji TianRe Equity Investment Fund Management Limited Partnership ("Fund Management Partnership")	July 21, 2010	PRC	75%	Investment under the equity method	Fund management
3	Tianjin Shiji TianRe Equity Fund Limited Partnership ("TianRe Fund I")	Aug 19, 2010	PRC	4.14%	Investment under the equity method	Fund investment

*—The subsidiaries marked with * were acquired by the Group through business combination.

d)    Liquidity

        The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net income of approximately RMB134.8 million for the year ended December 31, 2009, net loss of approximately RMB163.7 million for the year ended December 31, 2010, and net loss of approximately RMB340.4 million for the year ended December 31, 2011. The net cash provided by operating activities was approximately RMB183.3 million for the year ended December 31, 2009, the net cash used in operating activities was approximately RMB118.5 million for the year ended December 31, 2010, and the net cash used in operating activities was approximately RMB315.0 million for the year ended December 31, 2011. Accumulated deficit was RMB301.9 million and RMB638.4 million as of December 31, 2010 and 2011, respectively. The Group assesses its liquidity by considering its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Historically, the Group has relied principally on both operational sources of cash, as well as non-operational sources of financing, from related parties and outside investors, to fund its operations and capital expansion needs. Furthermore, the Company received gross proceeds of RMB557.5 million from its initial public offering on the New York Stock Exchange on January 28, 2010. Since then, the Group has utilized a significant amount of cash on hand and the proceeds from initial public offering to open more sales offices in Beijing, Shanghai, Shenzhen and Chengdu as the Group expanded its network of company-owned brokerage services throughout the first quarter of 2011, and to expand its mortgage management services and primary and commercial services throughout 2010 and 2011. The Group has reduced the number of sales offices significantly from 621 as of December 31, 2010 to 386 as of December 31, 2011. As a result, the Group expects to incur less fixed costs for company-owned brokerage services with less sales offices and less sales staff. Based on above considerations, the Group's consolidated financial statements have been prepared on a going concern basis.

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

        Investments in business entities, including a limited partnership (see Note 7), in which the Group does not have control but has the ability to exercise significant influence over operating and financial policies or is the general partner, are accounted for using the equity method.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)     Convenience translation

        Translations of balances in the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows from RMB into United States dollars ("US$") as of and for the year ended December 31, 2011 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2939, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2011, or at any other rate.

d)    Cash and cash equivalents and cash in bank-time deposits

        Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

        Cash in bank-time deposits consist of time deposits with banks with maturities of more than three months and less than one year.

e)    Restricted cash

        The restricted cash relates to (i) initial sales deposits received from the property buyers on behalf of the property sellers during the purchase process, which are deposited into designated bank accounts, (ii) cash deposited into banking institutions as security deposits for the mortgage management services, and (iii) cash proceeds related to National Advertising Fund (as defined in Note 2(k)) for marketing purposes on behalf of its franchisees. The total amount of restricted cash was approximately RMB32.5 million and RMB11.0 million as of December 31, 2010 and 2011, respectively.

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

h)    Intangible assets

        Intangible assets as of December 31, 2010 and 2011 consisted of:

  i)
  CENTURY 21® franchise rights acquired from Realogy represent the rights to use and sub-franchise the CENTURY 21® brand in the PRC for an initial period of 25 years (see Note 11). The Group amortizes intangible assets over their estimated useful lives on a straight-line basis.

  ii)
  Acquired intangible assets include the reacquired CENTURY 21® franchise rights, customer relationships, real estate listing databases, trademark, and sub-franchisee base, brand name and mortgage credit license (see Note 11). Acquired intangible assets are recorded at fair value on the acquisition date and the Group amortizes the definite-lived intangible assets over their estimated useful lives on a straight-line basis. The value of indefinite-live intangible assets is not amortized, but tested for impairment annually on November 30 of each year, or whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable.

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

        The Group reviews the carrying amounts of goodwill and other indefinite-lived intangible assets at November 30 each year to determine if such assets may be impaired. Goodwill impairment losses for

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the years ended December 31, 2009, 2010 and 2011 were nil, nil and RMB30.6 million, respectively. For indefinite-lived intangible assets, there is no impairment losses incurred for all the years presented.

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

Company-Owned Brokerage Services

        As an owner-operator of real estate brokerages, the Group assists customers in listing, marketing, selling, leasing and finding secondary properties and earns brokerage commissions. Brokerage commissions earned are recorded as revenue upon the signing of a real estate sales and purchase agreement between the buyer and the seller or rental agreement between the tenant and the landlord. The signing of such agreements is the evidence of recognition of the provision of the Group's services by the customers.

        Under primary property projects, the Group recognizes the commission revenue when the relevant purchase contract between property developers and property buyers become unconditional or irrevocable, and the services as stipulated in the agency contracts have been rendered by the Group. The Group may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as total volume over a pre-determined period. These additional agency service revenues are recognized when the Group has accomplished the required targets.

        The staff commissions are recognized concurrently with the associated brokerage commission revenues, which are upon executing the sales and purchase agreement or rental agreement, and are presented as part of commissions and other agent-related costs in the consolidated statements of operations.

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

        The group also began to offer entrusted and mortgage credit loans, through its partnership arrangement with certain banks, and through the mortgage credit to consumers in the lives of loans, since the third quarter of 2010. Income for the entrusted and mortgage credit loans is recognized in the income statement over the lives of the loans, based on effective interest rates. The Group reviews the carrying amounts of entrusted and mortgage credit loans at each quarter end or more frequently if circumstances indicated impairment may have occurred. The Group did not incur any impairment losses on the entrusted and mortgage credit loans for the years ended December 31, 2010 and 2011.

Franchise Services

        The Group recognizes franchise fee revenue as earned. Franchise revenue includes initial franchise fees, which are generally non-refundable and recognized by the Group as revenue when all services or conditions relating to the initial franchise fee have been performed and the Group has fulfilled all its commitments and obligations (generally when a franchisee commences its operations under the CENTURY 21® brand). Franchise revenue also consists of recurring franchise fees received from the Group's franchisees. The recurring franchise fees received are primarily based on the higher of a percentage of the franchisees' monthly gross income or a fixed minimum monthly amount. The recurring franchise fees are accrued as the underlying franchisee revenue is earned. For the years ended December 31, 2009, 2010 and 2011, the Group's initial franchise fees were RMB12.1 million, RMB1.3 million and RMB10.3 million, respectively.

        The Group also collects marketing fees from its franchisees and utilizes such fees to fund advertising campaigns on behalf of its franchisees (known as National Advertising Fund, or NAF). The NAF collected from the franchisees are restricted cash and correspond to the policy on restricted cash (see Note 2(e)). Management fee income of NAF, which is 15% of marketing fees collected from franchisees, is recognized in proportion to the NAF spent during the reporting periods.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)     Loans receivable and allowance for loans receivable

        Loans are reported at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Based on management's initial intent and ability with regard to those loans, all the loans are held-for-investment and are classified as Loans, net of unearned income on the Consolidated Balance Sheets, and the related cash flows are included within the cash flows from investing activities category in the Consolidated Statement of Cash Flows on the lines Providing loans and Receipt of loan principals.

        As a general policy, interest accrual ceases when monthly interest payments are 90 days contractually past due.

        Allowance for loan impairment represents management's best estimate of probable impairment inherent in the portfolio, as well as probable impairment related to large individually evaluated impaired attribution of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable loan impairment inherent in the overall portfolio. Additions to the allowance are made through the provision for loan impairment. Loan impairments are deducted from the allowance, and subsequent recoveries are added.

        No impairment of loans receivable was recognized for the years ended December 31, 2010 and 2011.

m)   Deferred revenue

        Deferred revenue generally consists of advances of brokerage commissions from customers for company-owned brokerage services and advances received from franchisees for initial franchise fees paid prior to the Group fulfilling its obligations as of balance sheet dates and they are recognized and transferred to revenue upon rendering of the services.

n)    Advertising expenses

        Advertising costs are expensed as incurred. Advertising-related expenses, including promotional expenses and production costs of marketing materials, amounted to RMB12.1 million, RMB30.8 million and RMB51.9 million during the years ended December 31, 2009, 2010 and 2011, respectively.

o)    Business tax and related surcharges

        The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on revenue at an applicable rate between 5.6% and 5.65% and is recorded as a reduction of revenues.

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

        The Group values time deposits using quoted prices for securities with similar characteristics and other observable inputs. Accordingly, the valuation techniques are classified as Level 2.

        Contingent consideration payable arose from the acquisition of SG International Investments Limited ("Shanggu") (note 2(u) and 9) and were valued based on estimated outcomes of the contingency and their probabilities. The Group classifies the valuation techniques that use these inputs as Level 3.

        The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2010 and 2011.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

		Fair value measurement at reporting date using
Items	As of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents:
Time deposits with maturities of three months or less	—	—	—	—
Cash in bank-time deposits:
Time deposits with maturities over three months	—	—	—	—
Contingent consideration payable
Contingent consideration payable over one year	44,227,000	—	—	44,227,000

Total	44,227,000	—	—	44,227,000

Contingent consideration payable

        The following summarizes the Group's contingent consideration payable as of December 31, 2011 (in RMB thousands):

Balance as of December 31, 2010	—
Purchases, sales, issuances, and settlements (net)	69,943
Total gains or losses for the period	(25,716)

Balance as of December 31, 2011	44,227

        The Group determined the fair value of the contingent consideration liability based on a probability-weighted cash flow analysis. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with those future earn-out payments was based on several factors including:

  •
  Collected cash to revenue ratio, which reflected the acquired business' ability to collect cash generated from revenue;

  •
  The estimated profit performance of the acquired business in the earn-out periods based on scenario analysis;

  •
  The estimated probability of achieving the pre-determined profit performance target in the earn-out period; and

  •
  Discount rate, which reflected the uncertainty associated with payments of contingent consideration;

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

s)     Business Combinations

        The Company accounts for business combinations using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the Company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

t)     Equity investments

        For the investments in business entities accounted for using the equity method, the Group's share of the post-acquisition profits or losses is recognized in the consolidated statements of operations and its share of post-acquisition movements in reserves is recognized in reserves. When the Group's share of losses in a business entity equals or exceeds its interest in this entity, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the business entity.

        The Group reviews such for impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investments. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. The two equity method investments as of December 31, 2009 were Xiamen and Xian. The three equity method investments as of December 31, 2010 and 2011 were Xian, Fund Management Partnership and TianRe Fund I (see Note 7). Xiamen was disposed in the year ended December 31, 2010. No impairment losses were recorded for the year ended December 31, 2009, 2010 and 2011.

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

        In September 2009, the Group established a majority-owned subsidiary, namely BVMC, in which the Group owned an 85% equity interest. In October 2009, the Group established a majority-owned subsidiary, namely PRI, in which the Group owned a 70% equity interest.

        On June 14, 2011, the Company initially acquired 55% of the equity interest of Shanggu and will to acquire another 35% between 2014 and 2019 at the seller's option which the Company does not control, which is considered a put right. The portion of the non-controlling interest that can be put to the Company is accounted for as a mandatorily redeemable security because redemption is outside of the Company's control and is reported in the mezzanine equity section as redeemable non-controlling interest.. The exercise price of this put right is calculated using a formula based on the future net profits of Shanggu. The fair value of the non-controlling interest was calculated using a combination of a discounted cash flow model and market comparables of similar transactions and companies. Before June 30, 2014 when the non-controlling interest is not currently redeemable and it is probable that it will become redeemable, any subsequent changes in the redemption value will be recognized immediately as they occur with the carrying amount adjusted to the redemption value at the end of each reporting period. Subsequent to June 30, 2014, when the non-controlling interest is currently redeemable, its carrying amount will be adjusted to the maximum redemption value as of the balance sheet date for each period end. These adjustments to redemption value are calculated after allocating the net income or loss attributable to this non-controlling interest. These periodic adjustments are reflected only to the extent of any excess of the redemption value over fair value in the calculation of the Group's net loss per share (notes 2(z) and 9(b)).

        On July 21, 2010, TianRe Co., Ltd. was established with 65% of its equity interests owned by the Company. On November 15, 2011, Mr. Kevin Yung, Beijing IFM Investment Managements Limited and Everising Investment Management Company Ltd. entered into a share purchase agreement whereby Mr. Kevin Yung transferred his 10% stake in TianRe Co., Ltd to the Company through IFM BJ Inv for total consideration of RMB1.9 million. The remaining 25% is owned by Everising Investment Management Company Ltd. ("Everising"), a third party investment advisory firm.

        As of December 31, 2011, non-controlling interests are comprised of 15% of the net assets of BVMC held by Mr. Cai Yuxiang, 30% of the net assets of PRI held by Ms. Fang Na, 25% of the net assets of TianRe Co., Ltd. held by Everising and 45% of the net assets of Shanggu held by Mr. Wu Jiang, of which 35% is redeemable.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

v)     Income tax

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax assets bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which it expects the difference to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2009, 2010 and 2011. As of December 31, 2011, the Group did not have any significant unrecognized uncertain tax positions.

w)    Guarantees

        For certain guarantees a guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. For the periods covered by these financial statements, the Group provided interim guarantee services to banking institutions for the mortgage services it refers to banks as part of its mortgage management services in Beijing. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which generally takes one to six months. Since the second quarter of 2010, the Group no longer offers interim guarantee services in Beijing due to regulatory changes.

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

        For the year ended December 31, 2010, appropriations of RMB4,422,426 to the statutory reserve funds were made. No statutory reserve fund appropriations were made for the year ended December 31, 2011, as the surplus fund has reached 50% of the registered capital of the respective companies.

y)     Operating lease

        Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are expensed on a straight-line basis over the terms of the underlying lease.

z)     Net income (loss) per share and per ADS

        Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights to the extent that each class may share income for the period, whereas net loss is allocated to ordinary shares because other participating securities are not contractually obligated to share the loss of the Group. The Group's convertible redeemable preferred shares are participating securities. These preferred shares were converted on February 2, 2010 (see Note 18) and were no longer outstanding as of December 31, 2010 and 2011. Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the exercise

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of share options (using the treasury stock method) and the conversion of the convertible redeemable preferred shares (using the if-converted method). Ordinary shares equivalents are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive. Basic and diluted net income (loss) per ADS has been computed by multiplying the net income (loss) per share by 45, which is the number of shares represented by each ADS.

        The change in the carrying value of the redeemable NCI is reflected in the Group's net income (loss) per share and per ADS using the two-class method at the consolidated level. Periodic adjustments to recognize changes in redemption value are reflected in the Group's net income (loss) per share and per ADS only to the extent of any excess of the redemption value over initial fair value.

aa)   Recent accounting pronouncements

        In May 2011, the FASB issued revised guidance on "Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs." The revised guidance specifies how to measure fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs, not requiring additional fair value measurements and not intending to establish valuation standards or affect valuation practices outside of financial reporting. The revised guidance is effective to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity's shareholders' equity in the financial statements during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Group is currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In June 2011, the FASB issued revised guidance on "Presentation of Comprehensive Income." The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards." The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. Early adoption is permitted,

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

however, the Group has not early adopted this guidance. The Group is currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In September 2011, the FASB issued revised guidance on "Testing of Goodwill for Impairment". The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance applies to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011 Early adoption is permitted, however, the Group has not early adopted this guidance. The Group is currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In December 2011, the FASB issued revised guidance on "Disclosures About Offsetting Assets and Liabilities". The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Group is currently evaluating the impact on our consolidated financial statements of adopting this guidance.

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

        The Group is exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. The Group manages such risk by evaluating the financial position and creditworthiness of such counterparties. As of December 31, 2010 and 2011, there were no significant concentrations of credit risk with any individual counterparty or group of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to the Group's diverse customer base.

d)
Foreign currency risk

        The RMB is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. Cash and cash equivalents of the Group denominated in US$ included aggregate amounts of US$28.3 million and US$7.1 million, as of December 31, 2010 and 2011, respectively.

4. ACCOUNTS RECEIVABLE

        The following summarizes the Group's accounts receivable as of December 31, 2010 and 2011 (in RMB thousands):

	December 31,
	2010	2011
Accounts receivable	60,966	112,626
Less: Allowance for doubtful accounts	(10,367)	(15,536)

	50,599	97,090

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

4. ACCOUNTS RECEIVABLE (Continued)

        The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2009, 2010 and 2011 (in RMB thousands):

	Years ended December 31,
	2009	2010	2011
Balance at beginning of the year	(3,628)	(8,252)	(10,367)
Charged to costs and expenses	(12,151)	(9,041)	(14,343)
Write-off of receivable balances and corresponding provisions	7,527	6,926	9,174

Balance at end of the year	(8,252)	(10,367)	(15,536)

5. LOANS RECEIVABLE

        The Group adopted the accounting guidance on disclosures about the credit quality of loan receivables and the allowance for credit losses as of December 31, 2010. This guidance requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes.

        Based upon the analysis of credit losses and risk factors, since the Group only offers entrusted and mortgage credit loans to qualified consumers with the terms ranging from two to twelve months, which are secured by mortgage-free properties, it is considered as the only portfolio segment—entrusted consumer loans.

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

        These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these classes of loans, adjusted for qualitative factors. These qualitative risk factors include:

  •
  Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

  •
  Nature and volume of the portfolio and terms of loans.

  •
  National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

  •
  Experience, ability, and depth of lending management and staff.

  •
  Volume and severity of past due, classified and nonaccrual loans as well as and other loan modifications.

  •
  Quality of the Company's loan review system, and the degree of oversight by the Company's Board of Directors.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

5. LOANS RECEIVABLE (Continued)

  •
  Existence and effect of any concentrations of credit and changes in the level of such concentrations.

  •
  Effect of external factors, such as competition and legal and regulatory requirements.

        The Group performs regular assessments on any potential losses associated with its entrusted and mortgage credit loans. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. No impairment of loans receivable was recognized for the years ended December 31, 2010 and 2011.

        The following summarizes the Group's loans receivable as of December 31, 2010 and December 31, 2011 (in RMB thousands):

	December 31,
	2010	2011
Loans receivable	12,732	37,511
Less: impairment	—	—

	12,732	37,511

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following (in RMB thousands):

	December 31,
	2010	2011
Prepaid rental	33,796	19,149
Staff advances and deposits	2,815	4,016
Prepayments to suppliers	5,331	4,859
Others	13,154	9,345

Total	55,096	37,369

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

7. EQUITY INVESTMENTS

        The following sets forth the changes in the Group's equity investments:

	Xiamen	Xian	Fund Management Partnership	Total
Balance as of December 31, 2009	524	356	—	880
Investments	—	—	6,535	6,535
Disposal	(600)	—	—	(600)
Share of associates' income (losses)	76	(80)	(601)	(605)

Balance as of December 31, 2010	—	276	5,934	6,210

Investments	—	—	1,890	1,890
Share of associates' (losses) income	—	(82)	2,577	2,495

Balance as of December 31, 2011	—	194	10,401	10,595

        On July 21, 2010, TianRe Co. Ltd. was established with 65% of its equity interests owned by the Company. The remaining 25% and 10% equity interests were owned by Everising and Mr. Kevin Yung respectively. TianRe Co. Ltd. is the general partner of Fund Management Partnership, a limited partnership established on August 11, 2010. The Company, through its subsidiary, is also a 64.35% limited partner in the Fund Management Partnership, while Everising and Mr. Kevin Yung were 24.75% and 9.9% limited partners, respectively. The partners in the Fund Management Partnership have invested a total of RMB10 million in the partnership; of this RMB10.0 million, the Company's investment amounted to RMB6.5 million.

        On August 19, 2010, TianRe Fund I was established with the Fund Management Partnership as the general partner holding 5.52% in TianRe Fund I and certain third party limited partners holding the remaining 94.48% interest. On October 22, 2010, the Fund Management Partnership invested RMB10.0 million in TianRe Fund I. TianRe Fund I has also raised RMB171.1 million from third party individual investors as limited partners through collaboration with a state-owned bank. TianRe Fund I has a term of two and half years with a one year additional extension.

        Fund Management Partnership does not have to be consolidated by the Company under either the VIE model, because Fund Management Partnership does not possess all the characteristics to be a VIE, or the voting interest model because the limited partners have substantive participating rights. The Company uses the equity method to account for its investment in Fund Management Partnership.

        In November 2010, TianRe Fund I and MMC BJ entered into an entrusted loan agreement whereby MMC BJ agreed to provide TianRe Fund I with a RMB30.0 million loan with an annual interest rate of 14%. The loan was made subsequent to year-end, in January 2011. In December 2010, TianRe Fund I agreed to provide a bridge loan to a real-estate developer, which amounted to RMB211.1 million. This loan was also made in January 2011, and was secured by a completed commercial property as collateral from the real-estate developer. This loan was fully repaid in December 2011.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

7. EQUITY INVESTMENTS (Continued)

        On November 15, 2011, Mr. Kevin Yung, TianRe Co. Ltd. and Everising Investment Management Company Ltd. entered into a share purchase agreement whereby Mr. Kevin Yung transferred his 10% stake in TianRe Co. Ltd. and 9.9% stake in Fund Management Partnership to IFM BJ Inv for total consideration of RMB1.9 million, which is considered fair value as it is determined based upon the present value of the estimated future earnings generated by the companies. This was accounted for as equity investment and recorded at its fair value.

        As of December 31, 2011, the company owned 75% of the equity interests of TianRe Co., Ltd. and the remaining 25% equity interests were owned by Everising. The Company's wholly-owned subsidiary, IFM BJ Inv is a 75% limited partner in the Fund Management Partnership, with Everising as the other limited partner holding the remaining 25% equity interest.

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net, consisted of the following (in RMB thousands):

	December 31,
	2010	2011
Computers and software	35,954	42,586
Furniture, fixtures and equipment	27,228	28,729
Vehicles	6,928	6,928
Leasehold improvements	58,242	51,271

	128,352	129,514
Less: accumulated depreciation and amortization	(50,022)	(67,001)

Property and equipment, net	78,330	62,513

        For the years ended December 31, 2009, 2010 and 2011, depreciation and amortization expenses for property and equipment amounted to RMB16.0million, RMB20.9 million, and RMB29.9 million, respectively.

        The Group assessed the recoverability of the property and equipment by comparing the carrying value of the property and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. Where the fair value is lower than the carrying value, an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2009, 2010 and 2011.

9. BUSINESS COMBINATIONS

        a)    On December 31, 2010, as a part of the Group's business strategy to continue to develop company owned brokerage services, the Group acquired 100% of the equity interest in IFM CD, Chengdu Yichuan and MMC CD from Sichuan Yixing Property Development Limited ("Yixing") and a natural person, Lihong. Prior to the acquisition, Yixing was a regional sub-franchisor in Chengdu. The Company made an initial payment of RMB 15.0 million in December 2010 with the remaining

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

9. BUSINESS COMBINATIONS (Continued)

purchase consideration of RMB 1.6 million paid in August 2011.The total purchase consideration of RMB16.6 million was allocated to net tangible assets and intangible assets acquired at the date of acquisition and goodwill as follows (in RMB thousands):

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

        Goodwill represents the expected but unidentifiable business growth and networking effect, as a result of synergy from the acquisition. It is recognized by the excess of the purchase price over the fair value of net tangible assets and intangible assets the goodwill arising on this acquisition is classified within the franchise services segment. The Group did not incur any impairment loss on the goodwill arising from this acquisition for all the years presented. Based on the assessment on the acquired company's financial performance made by the Group, the acquired company is not considered material to the Group. Thus management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of the Group for the business combination is not necessary.

        (b)   On June 14, 2011, the Company completed its acquisition of SG International Investments Limited ("Shanggu") which is a business engaged in primary real estate agency services and will allow the Company to enlarge its market share. The Company initially acquired 55% of the equity interest of Shanggu and will to acquire another 35% between 2014 and 2019 at the seller's option which the Company does not control,, which is considered a put right (note 2(u)). The exercise price of this put right is calculated using a formula based on the future net profits of Shanggu. Pursuant to the

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

9. BUSINESS COMBINATIONS (Continued)

acquisition agreement, the total initial purchase consideration is estimated to be approximately RMB94.9 million which is based on projected future net income between Jun 30, 2012 and June 30, 2013. The Company made an initial acquisition payment of approximately RMB25.0 million in July 2011 with the remaining purchase consideration of the first 55% of equity stake payable between 2012 and 2015. The contingent payment was recognized as a liability on the acquisition date based on its fair value, which was estimated to be approximately RMB69.9 million based on the projected future net income of Shanggu between July 2011 and June 2013. As of December 31, 2011, the group estimated that the range of undiscounted amount of contingent consideration payable is between RMB0.0 and RMB77.4 million, based on the actual performance after acquisition and estimation of future net income during earn-out period. The contingent consideration payable will be marked to its fair value each reporting period through earnings. The Company re-measured the fair value of the contingent consideration and reduced the corresponding liability which resulted in a gain of RMB25.7 million for the year ended December 31, 2011 into its consolidated statements of operations.

	Amount	Estimated Useful life
Net tangible assets acquired	—
Intangible assets acquired:
Brand name	45,214	Indefinite
Customer relationships	13,811	7 years
Goodwill	128,705
Redeemable non-controlling interest	(67,185)
Non-controlling interest	(10,846)
Deferred tax liabilities	(14,756)

Total purchase consideration	94,943

        There were no tangible assets and liabilities acquired in the Shanggu acquisition as Shanggu had no assets or liabilities other than its brand name, customer relationships, management team and its operational processes.

        The Group has determined that the brand name acquired in Shanggu acquisition has the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the brand name. Consequently, the carrying amount of the brand name is not amortized but is tested for impairment annually on November 30, or whenever events or changes in circumstances indicate that the carrying value of the brand name may not be recoverable. Such impairment test consists of a comparison of the fair value of the brand name with its carrying amount, and an impairment loss is recognized if and when the carrying amount of the brand name exceeds its fair value. The indefinite-live intangible asset is reassessed each reporting period to determine whether events or circumstance continue to support an indefinite useful life.

        The amortizable intangible assets have estimated useful lives of 7 years. Goodwill represents unidentifiable intangible assets, which is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill is attributable to the significant synergies expected to arise after the Company's

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

9. BUSINESS COMBINATIONS (Continued)

acquisition of Shanggu. The Group has recorded an impairment loss of RMB26.2 million (US$4.2 million) for the year ended December 31 2011.

        The following summarizes the Group's redeemable non-controlling interest as of December 31, 2011 (in RMB thousands):

Balance as of December 31, 2010	—
Purchases, sales, issuances, and settlements (net)	67,185
Total gains or losses for the period	(1,004)

Balance as of December 31, 2011	66,181

        By December 31, 2011, the Company and the non-controlling interest shareholder, Mr. Wu Jiang, had made an additional capital contribution of RMB2.8 million and RMB2.4 million respectively to Shanggu in accordance with their voting interests at the time.

        Subsequent to the acquisition, as of December 31, 2011, Shanggu had generated RMB15.5 million in revenue from its primary agent service business and had net loss of RMB2.9 million.

Unaudited pro forma financial information

        The following unaudited pro forma consolidated results of operations of operations of the Group were prepared assuming that the acquisition was completed as of the beginning of the earliest period presented (in RMB thousands, except per share data):

	Year ended 1 January
	2010	2011
	(Unaudited)
Net revenue	564,642	619,683
Net loss attributable to IFM investments limited	(159,858)	(336,259)
Net loss per share, basic and diluted	(0.24)	(0.50)

10. GOODWILL

        The following summarizes the changes in goodwill allocated to the Group's reportable segments (Note 26) as of December 31, 2010 and 2011 (in RMB thousands):

	Company-Owned Brokerage Services	Franchise Services	Primary and Commercial Services	Total
Balance as of January 1, 2010	7,911	1,370	—	9,281
Acquisitions	—	7,326	—	7,326
Balance as of December 31, 2010	7,911	8,696	—	16,607
Acquisitions	—	—	128,705	128,705
Impairments	(4,374)	—	(26,240)	(30,614)

Balance as of December 31, 2011	3,537	8,696	102,465	114,698

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

10. GOODWILL (Continued)

        Goodwill impairment losses for the year ended December 31, 2011 were RMB30.6 million (US$4.9 million), including a RMB4.4 million (US$0.7 million) impairment loss from the Shenzhen subsidiary acquired in July 2008 and a RMB26.2 million (US$4.2 million) impairment loss from SG International Investments Limited (Note 9(b)), as a result of the decline in the business conditions of the related entities due to the continuing nationwide slowdown in the real estate market. The goodwill impairment loss was determined using the two-step method described in note 2(q) and the fair values of the respective reporting units were determined using the discounted cash flow approach. The discounted cash flows were based on assumptions consistent with the strategic plan used to manage the underlying business. The Company made adjustments to the cash flows and discount rate to reflect the significantly lower fair value of the reporting units implied by the Company's share price after allowing for share price volatility. The valuation, incorporating these adjustments, was based on a nine year cash flow model with a long term growth rate of 3%, a discount rate of 16% and a terminal value based primarily on the discount and growth rates.

11. INTANGIBLE ASSETS, NET

        The following summarizes the Group's intangible assets as of December 31, 2010 and 2011 (in RMB thousands):

	CENTURY 21® franchise rights	Customer relationships	Real estate listing databases	Trademark	Sub-franchisee base	Brand name	Mortgage credit license	Total
Cost	41,757	949	541	403	—	—	—	43,650
Accumulated amortization	(15,338)	(262)	(165)	(60)	—	—	—	(15,825)

Balance as of January 1, 2010	26,419	687	376	343	—	—	—	27,825
Additions	6,990	—	—	—	2,044	—	—	9,034
Amortization	(1,782)	(95)	(54)	(40)	—	—	—	(1,971)

Balance as of December 31, 2010	31,627	592	322	303	2,044	—	—	34,888
Additions	—	13,811	—	—	—	45,214	6,666	65,691
Amortization	(2,348)	(1,248)	(54)	(40)	(704)	—	(358)	(4,752)

Balance as of December 31, 2011	29,279	13,155	268	263	1,340	45,214	6,308	95,827

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

for the renewal of franchise rights in the future, the Group considered this entity-specific factor and determined that the estimated useful life of the franchise rights acquired from Realogy is the contractual period of 25 years, over which the recognized intangible assets are being amortized. The Group has determined that the customer relationship acquired from Shanggu acquisition has a useful life of 7 years and is amortized on a straight-line basis. The brand name arose from the acquisition of Shanggu and is an indefinite-lived intangible assets and is not amortized but is tested for impairment annually or whenever events or circumstances indicate that an impairment may have occurred.

        The Group has recorded approximately RMB2.0 million, RMB2.0 million and RMB4.8 million of amortization for intangible assets for the years ended December 31, 2009, 2010 and 2011, respectively.

        Based on the Group's intangible assets subject to amortization, the annual estimated amortization expense related to the above intangible assets is as follows (in RMB thousands):

2012	5,574
2013	5,504
2014	4,869
2015	4,869
2016	4,869
Thereafter	24,928

Total	50,613

        Management has assessed the intangible assets for the year ended December 31, 2011 for any impairment and no impairment was recognized.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following (in RMB thousands):

	December 31,
	2010	2011
Salaries, commissions and welfare payable	71,623	83,460
Taxes payable	26,102	22,803
Royalty fees payable	1,692	1,225
Third party deposits	28,746	10,544
Advances from customers	434	—
Professional fees payable	16,059	7,431
Other current liabilities	18,380	25,039

Total	163,036	150,502

        Royalty fees payable relate to the Master Franchise Agreement entered into with Realogy. The royalty fees are determined based on the Group's franchise revenue for the periods.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

13. DEFERRED REVENUE

        Cash received in advance on contracts is deferred and recognized when the services are rendered. The deferred revenue is primarily related to advances received from customers relating to brokerage commissions and initial franchise fees received from franchisees. The deferred revenue as of December 31, 2010 and 2011 were RMB9.0 million and RMB7.8 million, respectively.

14. LONG-TERM DEPOSITS PAYABLE

        The Group receives security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2010 and 2011 were RMB13.3 million and RMB12.2 million, respectively.

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

Taxation in Hong Kong

        CIR is subject to income tax rate 16.5% in 2009, 2010 and 2011, respectively.

        BVMC is subject to income tax rate of 16.5% in 2010 and 2011, respectively.

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

        As Shanghai Ruifeng and Anshijie are both registered in Shanghai Pu Dong New Area, and Shenzhen CIR is registered in Shenzhen special economic zone, they are subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, the income tax rate is to be increased progressively from 18% to 25% from 2008 to 2012, respectively. Accordingly, they are subject to income tax rate of 20%, 22% and 24% in 2009, 2010 and 2011, respectively.

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

        In September 2011, Kudian obtained a Software Enterprise Certification which entitles it to exemption from CIT for the first two years in which it has taxable income and a 50% reduction in CIT for each of the following three years. 2011 is the first year with taxable income.

        The provision for income tax is as follows (in RMB thousands):

	Years ended December 31,
	2009	2010	2011
Income tax provision:
Current	8,793	3,023	1,498
Deferred	(518)	(38)	(395)

Total	8,275	2,985	1,103

        The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2010 and 2011 (in RMB thousands):

	December 31,
	2010	2011
Current
Deferred tax assets:
Allowance for doubtful accounts	2,525	3,395
Deferred revenue	1,071	814
Accrued expense and payroll	19,939	22,944
Advertising expense	—	1,359
Net operating loss carry forwards	—	—

Total deferred tax assets	23,535	28,512
Less: valuation allowance	(23,535)	(28,512)

	—	—

Non-current
Deferred tax assets:
Net operating loss carry forwards	32,001	118,550
Intangible assets and property and equipment	7,092	5,810

Total deferred tax assets	39,093	124,360
Less: valuation allowance	(39,093)	(124,360)

	—	—

Deferred tax liabilities:
Intangible assets and property and equipment	(1,803)	(17,543)

Net deferred tax liabilities	(1,803)	(17,543)

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

        The Group has made a full valuation allowance against its net deferred tax assets. The Group evaluates a variety of factors in determining the amount of valuation allowance, including the Group's limited operating history, accumulated deficit, existence of taxable temporary differences and expected reversal periods.

        The following table sets forth the movements of the valuation allowance for net deferred tax assets for the years presented (in RMB thousands):

	Years ended December 31,
	2009	2010	2011
Balance at beginning of the year	(46,766)	(22,540)	(62,628)
Write-back/(provision) for the year	24,226	(40,088)	(90,244)

Balance at end of the year	(22,540)	(62,628)	(152,872)

        The Group had total net operating losses carried forward as of December 31, 2009, 2010 and 2011 amounting to RMB3.4 million, RMB127.6 million and RMB481.7 million, respectively, which began to expire in 2011.

        The increase to net income and basic and diluted net income per share for the year ended December 31, 2009 resulting from the combined effects of CIT exemption and tax rate reductions amounted to RMB2.8 million and RMB0.01 per share, respectively. The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2010, were to decrease net loss by RMB9.1 million and basic and diluted net loss per share by RMB0.01. The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2011, were to decrease net loss by RMB4.5 million and basic and diluted net loss per share by RMB0.01.

        A reconciliation of income tax at the statutory income tax rate to the Group's effective tax rate is as follows:

	Years ended December 31,
	2009	2010	2011
Statutory income tax rates	25.0%	(25.0)%	(25.0)%
Effect of preferential tax rate	(2.7)%	2.6%	(1.0)%
Effect of income tax rate changes	1.1%	(1.2)%	(0.6)%
Changes in valuation allowance	(16.9)%	24.9%	26.6%
Others	(0.7)%	0.5%	0.4%

Effective tax rate	5.8%	1.8%	0.4%

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

        The Company's subsidiaries have determined that they have no present plan to declare and pay any dividend on their shares in the foreseeable future. The Group plans to continue to reinvest its subsidiaries' undistributed earnings in their operations in China in the foreseeable future. As of December 31, 2010 and 2011, the cumulative undistributed earnings of RMB50,359,420 and RMB53,408,412 are included in consolidated retained earnings on the balance sheets, respectively. An estimated RMB5,035,942 and RMB5,340,841 in withholding taxes would be due if these earnings were remitted as dividends as of December 31, 2010 and 2011.

16. OTHER INCOME

        Other income for the year ended December 31, 2011 was RMB2.1 million, representing a tax refund from the local government of one of the Group's operating entities located in Beijing.

17. NET INCOME (LOSS) PER SHARE AND PER ADS

        The following table sets forth the computation of basic and diluted net income (loss) per ordinary share and ADS for the years ended December 31, 2009, 2010 and 2011(in RMB thousands, except per share and per ADS data):

	2009	2010	2011
Numerator:
Net income (loss) attributable to IFM Investments Limited	135,041	(162,238)	(336,515)
Accretion of Series A Preferred Shares	(5,175)	(381)	—
Accretion of Series B Preferred Shares	(11,251)	(832)	—
Income allocated to participating preferred shareholders	(64,639)	—	—

Numerator for basic and diluted net income (loss) per share	53,976	(163,451)	(336,515)

Denominator:
Weighted-average shares—basic	260,000	654,637	668,291
Potentially dilutive shares:
Preferred shares*	—	—	—
Options*	4,396	—	—

Weighted averages shares—diluted	264,396	654,637	668,291

Net income (loss) per share—basic	0.21	(0.25)	(0.50)

Net income (loss) per share—diluted	0.20	(0.25)	(0.50)

Net income (loss) per ADS—basic	9.34	(11.24)	(22.66)

Net income (loss) per ADS—diluted	9.19	(11.24)	(22.66)

        For the years ended December 31, 2009, 2010 and 2011, 311.3 million. nil and nil shares of preferred shares convertible to 311.3 million, nil and nil shares of ordinary shares were not included in diluted EPS under the if-converted method, respectively, because to do so would have been anti-dilutive. For the years ended December 31, 2009, 2010 and 2011, 39.4 million. 43.3million and

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

17. NET INCOME (LOSS) PER SHARE AND PER ADS (Continued)

40.5 million shares of stock options were not included in diluted EPS under the if-converted method, respectively, because to do so would have been anti-dilutive.

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

19. TREASURY STOCK

        In August 2010, the Group's Board of Directors authorized an ADS repurchase program to repurchase up to US$20 million of the Company's ADSs (each ADS represents 45 ordinary shares). The Company completed repurchases of 22,478,850 shares of its Class A ordinary shares for approximately US$6.3 million (approximately RMB39.7million) as of December 31, 2011.

        The Company cancelled all shares repurchased as of December 31, 2011.

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

21. SHARE-BASED COMPENSATION

        On August 18, 2006, and as amended and restated on October 19, 2007 and February 1, 2008, the Company adopted the 2006 Stock Incentive Plan and the Amended and Restated 2006 Stock Incentive

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

Plan (the "Plan") under which 52.5 million shares have been authorized for issuance and 85.3 million shares have been reserved for issuance. In accordance with the Plan, if there is an adjustment to the then-in effect Series A Preferred Share conversion price, the number of shares reserved for issuance under the Plan shall be increased or decreased to such number of shares representing 8.41% of the equity interest of the Company, on a fully-diluted basis.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

        On December 16, 2010, the Company granted 2,750,000 share options to certain employees. One-half (1/2) of the share options shall vest and become exercisable on the first anniversary date of the Effective Date of this Option Agreement, with the remaining share options vesting on each of the following four quarters.

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

        Valuation Assumptions:    The Company estimated the fair value of share options using Black-Scholes Option Pricing valuation model. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	Years ended December 31,
	2009	2010	2011
Expected volatility	70.50% - 75.40%	64.5% - 65.5%	—
Risk-free interest rate	3.09% - 3.76%	1.62% - 2.43%	—
Dividend yield	0.00%	0.00%	—
Expected term (in years)	3.1 - 3.5	3.2 - 3.5	—
Weighted average fair value of the underlying shares on the date of option grants (US$)	0.32	0.27	—

        No options were granted in year 2011.

        Expected Term:    Due to insufficient historical information, giving consideration to the contractual terms of the share-based awards, the Company adopted the simplified method for estimating the expected term to represent the period that the Company's share-based awards are expected to be outstanding.

        Expected Volatility:    The fair value of share-based payments made through the years ended December 31, 2009 and 2010 was valued using the Black-Scholes Option Pricing valuation method with a volatility factor based on the historical stock prices of comparable companies.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

        Estimated Pre-vesting Forfeitures:    When estimating forfeitures, the Company considers both voluntary and company termination behavior.

        The following table summarizes the Group's share options activities for the years ended December 31, 2009, 2010 and 2011:

		Share options Outstanding
	Share options available	Number of Share options	Weighted Average Exercise Price (US$)
Balance as of December 31, 2008	10,576,880	41,900,000	0.12

Share options granted	(3,400,000)	3,400,000	0.32
Share options cancelled/forfeited	1,500,000	(1,500,000)	0.11

Balance as of December 31, 2009	8,676,880	43,800,000	0.13

Share options granted	(5,250,000)	5,250,000	0.27
Share options cancelled/forfeited	2,150,000	(2,150,000)	0.14
Share options exercised	—	(3,599,143)	0.11

Balance as of December 31, 2010	5,576,880	43,300,857	0.15

Share options granted	—	—	—
Share options cancelled/forfeited	1,840,536	(1,840,536)	0.18
Share options exercised	—	(977,582)	0.09

Balance as of December 31, 2011	7,417,416	40,482,739	0.15

        The weighted-average grant date fair value of options granted for the years ended December 31, 2009 and 2010 was US$0.17 and US$0.13 per option, respectively and no options were granted in year 2011.The following table summarizes the weighted average remaining contractual life and exercise price for the share options outstanding and exercisable as of December 31, 2011:

	Share options Outstanding			Share options Exercisable
Range of Exercise Prices (US$)	Number of options outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price (US$)	Number of options outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price US($)
0.08	400,000	1.61	0.08	400,000	1.61	0.08
0.11 - 0.12	9,494,436	0.59	0.11	9,494,436	0.59	0.11
0.13	23,288,303	0.60	0.13	23,288,303	0.60	0.13
0.25 - 0.29	4,150,000	3.81	0.27	1,841,667	3.85	0.26
0.32 - 0.33	3,150,000	2.66	0.33	2,716,667	2.64	0.33

	40,482,739	1.10	0.15	37,741,073	0.91	0.15

        There were 16,305,024 and 37,741,073 share options exercisable as of December 31, 2010 and 2011, respectively. The total fair value of options vested are US$984,109 and US$2,302,923 (approximately RMB6,495,000 and RMB14,494,367) as of December 31, 2010 and 2011, respectively. As of

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

December 31, 2011, the intrinsic value of outstanding and exercisable share options were nil and nil, respectively, which is calculated as the difference between the company's closing stock price as of December 31, 2011 and the exercise price of the share option.

        The intrinsic value of exercised share options for the years ended December 31, 2011 was nil. The intrinsic value is calculated as the difference between the Company's closing stock price on the date of exercise and the exercise price of the shares options.

        Share-based compensation expense for share-based awards granted with performance conditions is recognized using the graded-vesting method. For the years ended December 31, 2009, the Company did not recognize any share-based compensation as the vesting of the performance condition awards is contingent upon an IPO which is not considered probable until the event happens.

        On January 28, 2010, the Company notified certain of the option holders under Batch A, that their awards would vest upon the Company's IPO, as after evaluating certain communications and documents, the performance condition in the options was considered met, the Company would recognize compensation expense of US$1.4 million (approximately RMB9.5 million) from the IPO date over the remaining vesting period of one year. Share-based compensation expenses for other batches of share-based awards which are based on service conditions are recognized using the straight-line attribution approach.

        Mr. Kevin Yung's employment with the Company ceased in August 2011 and he ceased to be a board director effective on November 21, 2011. On November 21, 2011, the Company agreed that, subject to Mr. Yung's compliance of certain non-competition undertakings, his option agreement will remain effective as if he were an employee of the Company, including the terms regarding any option re-pricing or any extension of the exercise period from time to time. The Company accounted for this modification of the options on November 21, 2011 in accordance with the relevant stock compensation guidance and recorded the incremental fair value increase of RMB71,000 into the consolidated statements of operations. Since Mr. Yung's termination as an employee and the modification to his option occurred concurrently, his options continue to be subject to ASC 718.

        For the years ended December 31, 2009, 2010 and 2011, the Company recognized share-based compensation of approximately RMB1,858,000, RMB16,860,000 and RMB3,234,000, respectively. The amount of share based compensation was included in "Selling, general and administrative expenses in the Company's consolidated statements of operations

        As of December 31, 2011, there was US$282,957 (approximately RMB1,780,903) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.13 years.

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

        The total contributions for such employee benefits were approximately RMB18.7 million, RMB34.4 million and RMB56.5million for the years ended December 31, 2009, 2010 and 2011, respectively. Amounts accrued and included in salaries, commissions and welfare payable in the accompanying balance sheets were approximately RMB9.9 million and RMB7.9 million as of December 31, 2010 and 2011, respectively.

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

b)    Operating lease commitments

        The Group has operating lease agreements principally for its administrative offices and real estate brokerage stores. These leases expire by 2015 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were RMB72.4 million, RMB127.3 million and RMB180.8 million, respectively.

        Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2011 are as follows (in RMB thousands):

For the year ending December 31,
2012	107,962
2013	73,076
2014	33,373
2015	14,804
2016	2,913
2017	134

Total	232,262

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

c)     Minimum Service Fees

        The Group is required to pay annual minimum service fees to Realogy for the licensing of the CENTURY 21® brand to 2025. The minimum service fees is the greater of the minimum of US$100,000 (approximately RMB629,390) or an amount calculated by multiplying US$500 (approximately RMB3,147) by the number of sales offices in the Group's CENTURY 21® franchise network. The minimum service fees for future years are as follows (in RMB thousands):

2012	629
2013	629
2014	629
2015	629
2016	629
Thereafter	5,192

Total	8,337

d)    Litigation

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

        GL Asia Mauritius II Cayman Ltd. ("GLA"), an affiliate of Avenue Capital and one of our shareholders, filed a petition on December 30, 2011 in the Grand Court of the Cayman Islands, the Company's jurisdiction of organization, to request an order to wind up the Company and other remedies. The Group, having consulted with its legal counsel, believes that there is no basis for any of GLA's claims, and that a winding up would not be the appropriate remedy for any of the claims made. The Group filed a summons to strike out GLA's petition on January 6, 2012, and is contesting GLA's petition.

e)    Contingent Consideration payable

        The contingent consideration payable arose from the Company's business acquisition of SG International Investments Limited in the second quarter of 2011 and is measured at fair value. The contingent consideration payable as of December 31, 2011 was RMB44.2 million (US$7.0 million).

f)     Long-term Deposits Payable

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

do not breach the franchise agreements. The long-term deposits payable as of December 31, 2011 were RMB12.2 million (US$1.9 million).

24. RELATED PARTY TRANSACTIONS

        The table below sets forth the related parties and their relationships with the Group:

Related parties	Relationships with the Group
Xian	Investment under the equity method
Fund Management Partnership	Investment under the equity method
TianRe Fund I	Investment under the equity method

        As of December 31, 2011, the company owned 75% of the equity interests of TianRe Co., Ltd. and the remaining 25% equity interests were owned by Everising. The Company's wholly-owned subsidiary, IFM BJ Inv is a 75% limited partner in the Fund Management Partnership, with Everising as the other limited partner holding the remaining 25% equity interest.

        Refer to Note 7 for the related party transactions of the equity interests in TianRe Co., Ltd. and Fund Management Partnership. As of December 31, 2010 and 2011, the amounts due from/to related parties consisted of the following (in RMB thousands):

	December 31,
	2010	2011
Amounts due from related parties
Fund Management Partnership	1,338	21
Xian	372	50

Total amounts due from related parties	1,710	71

Amounts due to related parties
Fund Management Partnership	11	16
Xian	250	250

Total amounts due to related parties	261	266

25. VARIABLE INTEREST ENTITIES

        To comply with PRC laws and regulations, the Company conducts certain business in the PRC through its VIEs. On September 6, 2010, the Company established two entities in Beijing, China, Beijing Rongzhong Xingye Investment Management Company Ltd., and Beijing Huaxing Tianye Investment Management Company Ltd which are VIEs consolidated by the Company ("VIEs"). On January 25, 2011, the Company, through its VIEs, acquired a company based in Beijing with a license to offer mortgage credit loans with properties as collateral.

        The Group adopted the US GAAP guidance on consolidating VIEs which require certain VIEs to be consolidated by the primary beneficiary of the entity. Management evaluated the relationships among MMC BJ, the VIEs, and their shareholders and concluded that MMC BJ is the primary

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

25. VARIABLE INTEREST ENTITIES (Continued)

beneficiary of the VIEs as MMC BJ is entitled to substantially all the economic risks and rewards of the VIEs, and has the power to direct the activities that most significantly impact the VIEs. As a result, these VIEs' results of operations, assets and liabilities have been included in the Group's consolidated financial statements.

        On November 24, 2010, the Company established Beijing Longhe Weiye Real Estate Brokerage Co., Ltd. to expand the Group's real estate brokerage service in Beijing.

        As of December 31, 2011, the total assets of the consolidated VIEs were RMB45.9 million, mainly comprising investment in associates and prepaid expenses and other current assets. As of December 31, 2011, the total liabilities of the consolidated VIEs were RMB 40,000 , mainly comprising accrued expenses and other current liabilities. There are no VIEs where the Company has a variable interest but is not the primary beneficiary.

        For the years ended December 31, 2011 and 2010, the net loss of the consolidated VIEs was RMB1.7 million and RMB0.3 million, respectively. All intercompany transactions and balances were eliminated upon consolidation.

        For the year ended December 31, 2010, the consolidated net cash used in operating activities amounted to RMB40.0 million. For the year ended December 31, 2011, the consolidated net cash provided by operating activities amounted to RMB38.3 million (US$6.1 million). Net cash used in investing activities for fiscal years 2010 and 2011 amounted to nil and RMB 40.5 million (US$6.4 million), respectively. Net cash provided by financing activities for fiscal years 2010 and 2011 amounted to RMB 42.5 million and nil, respectively.

        The consolidated VIEs are directly owned by certain executive officer and employees of the Group. Capital for these VIEs was funded by the Group through loans provided to those executive officer and employees, and was initially recorded as loans to related parties. These loans are eliminated for accounting purposes against the capital of the VIEs upon consolidation.

        Under contractual agreements with the Group, those executive officer and employees of the Group who are shareholders of the VIEs are required to transfer their ownership in these entities to the Group, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Group at any time to repay the loans outstanding. The VIEs conferred an exclusive and irrevocable right to the Company that the Company can purchase all or part of the shares of the acquired company at a price of RMB1.0 at its own discretion under the Chinese law. Those executive officer and employees of the Group who are shareholders of the VIEs have pledged their shares in the VIEs as collateral for the loans. As of December 31, 2011, the aggregate amount of these loans was RMB47.5 million.

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

        As the asset information is not included in the reporting package reviewed by the CODM nor in any other public reports, the disclosure of the asset information by segment is not necessary.

        The following tables summarize the selected revenue and expenses information for each reportable segment for the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31, 2009 (in RMB thousands)
	Company- Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	590,222	28,223	32,926	285	—	651,656
Commissions and other agent-related costs	(281,948)	(2,045)	(4,823)	(330)	—	(289,146)
Operating costs	(109,800)	(7,990)	(1,687)	(128)	—	(119,605)
Selling, general and administrative expenses	(55,548)	(12,107)	(8,803)	(985)	(23,978)	(101,421)
Income (loss) from operations	142,926	6,081	17,613	(1,158)	(23,978)	141,484
Net income (loss)	140,239	4,555	13,677	(1,158)	(22,518)	134,795

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

	Year ended December 31, 2010 (in RMB thousands)
	Company- Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	482,371	17,011	24,381	7,066	—	530,829
Commissions and other agent-related costs	(307,153)	(759)	(6,550)	(4,410)	—	(318,872)
Operating costs	(187,298)	(7,260)	(1,827)	(3,106)	(179)	(199,670)
Selling, general and administrative expenses	(80,560)	(13,446)	(9,759)	(5,067)	(67,439)	(176,271)
(Loss) income from operations	(92,640)	(4,454)	6,245	(5,517)	(67,618)	(163,984)
Net (loss) income	(83,952)	(5,597)	5,026	(5,517)	(73,660)	(163,700)

	Year ended December 31, 2011 (in RMB thousands)
	Company- Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	513,375	23,546	22,903	44,735	—	604,559
Commissions and other agent-related costs	(394,865)	(1,490)	(6,786)	(25,779)	—	(428,920)
Operating costs	(271,562)	(8,873)	(1,672)	(14,352)	(193)	(296,652)
Selling, general and administrative expenses	(107,843)	(15,492)	(10,696)	(17,052)	(67,027)	(218,110)
Goodwill impairment	(4,374)	—	—	(26,240)		(30,614)
Net fair value change in contingent consideration	—	—	—	25,716	—	25,716
(Loss) income from operations	(265,269)	(2,309)	3,749	(12,972)	(67,220)	(344,021)
Net (loss) income	(264,722)	(2,311)	3,620	(12,972)	(64,025)	(340,410)

        All of the Group's revenues from external customers are generated in the PRC.

27. SUBSEQUENT EVENTS

        a.     The Company changed the ratio of its American depositary shares ("ADSs") to Class A ordinary shares from 1:15 to 1:45 (the "Ratio Change") effective April 16, 2012. Pursuant to the Ratio Change, the record holders of the Company's ADS as of the effective date were entitled to receive one (1) new ADS, each representing forty-five (45) shares, in exchange for every three (3) ADSs held by them. No new shares were issued in connection with the Ratio Change. All ADSs and per ADS amounts presented in the consolidated financial statements have been restated on a retroactive basis to reflect the effect of the Ratio Change.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

27. SUBSEQUENT EVENTS (Continued)

        b.     On April 27, 2012, the Company entered into a restructuring deed with GLA, IFM Overseas Partners L.P. ("IFMOP"), Donald Zhang, Harry Lu and IFM Overseas Limited, the general partner of IFMOP ("Restructuring Deed") pursuant to which the existing secured note between two of Company's shareholders, GLA and IFMP ("Existing Note") will be amended and restated on the terms set out in a new secured note ("New Note") between the two shareholders on the restructuring date. To secure its obligations under the New Note, IFMOP will mortgage all of its ordinary shares in the Company to GLA. Pursuant to the Restructuring Deed, the restructuring will be consummated within 45 days after the date of the Restructuring Deed upon satisfaction of certain conditions precedent, and on the restructuring date, (i) the parties to the Restructuring Deed will release each other from all claims under certain legal proceedings, including the petition to request an order to wind up the Company and other remedies filed by GLA on December 30, 2011 (note 23(d)), (ii) the Existing Note will be amended and restated by the New Note, (iii) GLA will be granted an option within a period of six months commencing on the earlier of the date of repayment or maturity of the New Note, to require IFMOP and the Company to buy or procure the purchase of all or any portion of the Company's ordinary shares held by GLA, at a purchase price to be calculated based on the then current weighted average trading price of the Company's ADSs or, if the Company's ADSs or ordinary shares cease to be listed and traded on any stock exchange, the fair market value to be determined by a financial advisor, and (iv) GLA will be granted certain other rights, including, among others, information rights. In addition, GLA was granted on the date of the Restructuring Deed a right of prior approval over certain corporate matters relating to the Company and the Company's business, including, among others, change in capital structure, disposal and acquisition of material assets, and incurrence of any material indebtedness. These approval rights would terminate if the restructuring is not consummated as contemplated.

        The Group is currently in the process of evaluating the accounting implications of the above transactions.

28. RESTRICTED NET ASSETS

        Relevant PRC laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to annually appropriate 10% of net after-tax income to the general reserve fund or statutory surplus fund (see Note 2(x)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability, which restricted portion amounted to approximately RMB859.8 million and RMB712.5 million as of December 31, 2010 and 2011, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

        The Company performed a test on the restricted net assets of consolidated subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2011. Therefore the separate condensed financial statements of the Company should be presented with the Company's investments in its subsidiary under the equity method of accounting

        The Company was incorporated in the Cayman Islands on November 30, 2005, by IFM Holding Company Ltd., a Cayman Islands exempt company. IFM Holding was a wholly-owned subsidiary of Maxpro International Enterprise, Inc. ("Maxpro"), a New York corporation. Maxpro was 100% owned by Mr. Donald Zhang through D&M Capital Corporation.

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

        The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2011.

        Operating expenses for the Company for the years ended December 31, 2009, 2010 and 2011 included share-based compensation as a result of the options granted to employees of the Company in 2009, 2010 and 2011. Total share-based compensation for the years ended December 31, 2009, 2010 and 2011 were approximately RMB1,858,000, RMB16,860,000 and RMB3,234,000, respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Financial information of parent company
Condensed Balance Sheets
(in thousands, except par value)

	December 31,
	2010 RMB	2011 RMB	2011 US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	83,106	34,080	5,415
Restricted cash	1,327	—	—
Amounts due from subsidiaries, associates and related parties	85,640	124,964	19,855
Prepaid expenses and other current assets	77	1,906	303

Total current assets	170,150	160,950	25,573

Non-current assets:
Long-term investments	594,791	265,656	42,209

Total assets	764,941	426,606	67,782

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses and other current liabilities	7,156	5,915	940
Amounts due to subsidiaries, associates and related parties	2,717	14,645	2,327

Total liabilities	9,873	20,560	3,267

Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized, 608,793 and 667,672 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	4,533	4,939	785
Class B ordinary shares (US$0.001 par value, 100,000 shares authorized, 80,503 shares issued and outstanding as of December 31, 2010, none outstanding as of December 31, 2011)	550	—	—
Treasury stock	(25,824)	—	—
Additional paid-in capital	1,072,079	1,033,892	164,269
Statutory reserves	5,595	5,595	889
Accumulated deficit	(301,865)	(638,380)	(101,428)

Total shareholders' equity	755,068	406,046	64,515

Total liabilities and shareholders' equity	764,941	426,606	67,782

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Financial information of parent company
Condensed Statements of Operations
(in thousands)

	Years Ended December 31,
	2009 RMB	2010 RMB	2011 RMB	2011 US$
				(Note 2(c))
Costs and expenses:
Selling, general and administrative expenses	(8,360)	(24,903)	(5,611)	(891)

Total costs and expenses	(8,360)	(24,903)	(5,611)	(891)

Loss from operations	(8,360)	(24,903)	(5,611)	(891)
Interest income	19	597	212	34
Foreign currency exchange gain (loss)	2	(3,350)	(1,981)	(315)

Loss before share of subsidiaries' and associates' (loss) income	(8,339)	(27,656)	(7,380)	(1,172)
Share of subsidiaries' and associates' income (loss)	143,380	(134,582)	(329,135)	(52,294)

Net income (loss)	135,041	(162,238)	(336,515)	(53,466)
Accretion of convertible redeemable preferred shares	(16,426)	(1,213)	—	—
Income allocated to participating preferred shareholders	(64,639)	—	—	—

Net income (loss) attributable to ordinary shareholders	53,976	(163,451)	(336,515)	(53,466)

Condensed Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2009 RMB	2010 RMB	2011 RMB	2011 US$
				(Note 2(c))
Net cash used in operating activities	(11,529)	(7,800)	(31,020)	(4,928)
Net cash used in investing activities	—	(410,569)	—	—
Cash flow from financing activities:
Share repurchase	—	(26,816)	(15,332)	(2,436)
Payment of initial public offering costs	(4,251)	(13,572)	(1,315)	(209)
Proceeds from issuance of ordinary shares upon initial public offering	—	557,455	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	—	2,664	583	93
Repayments of short-term borrowing to subsidiaries	(27,531)	(25,760)	—	—
Net cash (used in) provided by financing activities	(31,782)	493,971	(16,064)	(2,552)
Effect of exchange rate changes on cash and cash equivalents	(29)	(1,394)	(1,942)	(309)

Net (decrease) increase in cash and cash equivalents	(43,340)	74,208	(49,026)	(7,789)
Cash and cash equivalents at the beginning of year	52,238	8,898	83,106	13,204

Cash and cash equivalents at the end of year	8,898	83,106	34,080	5,415