Form 20-F
period 2012-12-31
IFM Investments Ltd
filed 2013-04-25
CIK 1477324

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
For the fiscal year ended December 31, 2012.
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

            As of December 31, 2012, we had 667,671,676 ordinary shares, par value US$0.001 per share. As of April 19, 2013, the latest practicable date, we had 668,108,210 ordinary shares, par value US$0.001 per share.

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

            Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

  •
  "NYSE" are to the New York Stock Exchange;

  •
  "RMB" and "Renminbi" are to the legal currency of China.

  •
  "Shares" or "ordinary shares" are to our ordinary shares, par value US$0.001 per share which include both Class A ordinary shares and Class B ordinary shares;

  •
  "US$" and "U.S. dollars" are to the legal currency of the United States;

  •
  "VAT" is to the value-added tax; and

  •
  "we," "us," "our" and "our company" refer to IFM Investments Limited, a Cayman Islands company, and its predecessor entities and its subsidiaries.

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

  •
  "IFM SH" is to Shanghai Yaye Real Estate Brokerage Co., Limited, a company incorporated in the PRC;

  •
  "MMC BJ" is to Beijing Kaisheng Jinglue Guarantee Co., Limited, a company incorporated in the PRC;

  •
  "MMC CD" is to Sichuan Yidao Real Estate Brokerage Co., Ltd., a company incorporated in the PRC;

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

  •
  "Shenzhen CIR" is to CIR Real Estate Consultant (Shenzhen) Co., Limited, a company incorporated in the PRC;

  •
  "PRI" is to Beijing Kaicheng Huaxin Investment Consultants Limited, a company incorporated in the PRC;

  •
  "Shanggu" is to SG International Investments Limited, a company incorporated in the Cayman Islands, which currently holds two subsidiaries in the PRC; and

  •
  "Sichuan Ruichuan" is to Sichuan Ruichuan Real Estate Brokerage Co., Limited, a company incorporated in the PRC.

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the rate in effect on December 31, 2012, which was RMB6.2301 to US$1.00, the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 31, 2012. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

Item 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The following selected consolidated financial information and operating data for the periods and as of the dates indicated should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our financial statements not included in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or

U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	(US$)(1)
	(in thousands, except per share and per ADS data)
Statements of Operations Data:
Net revenue	273,359	651,656	530,829	604,559	748,133	120,084
Costs and Expenses
Commissions and other agent-related costs	(151,550)	(289,146)	(318,872)	(428,920)	(455,282)	(73,078)
Operating costs	(146,457)	(119,605)	(199,670)	(296,652)	(175,330)	(28,142)
Selling, general and administrative expenses	(102,952)	(101,421)	(176,271)	(218,110)	(177,475)	(28,487)
Goodwill impairment losses	—	—	—	(30,614)	(10,755)	(1,726)
Net change in fair value	—	—	—	25,716	11,989	1,924

Total costs and expenses	(400,959)	(510,172)	(694,813)	(948,580)	(806,853)	(129,509)

(Loss) income from operations	(127,600)	141,484	(163,984)	(344,021)	(58,720)	(9,425)
Interest income	4,441	2,244	6,685	5,845	2,324	373
Other income	—	—	9,350	2,086	6,497	1,043
Foreign currency exchange loss	(5,526)	(496)	(12,161)	(5,713)	(19)	(3)

(Loss) income before income tax and share of associates' losses	(128,685)	143,232	(160,110)	(341,803)	(49,918)	(8,012)
Income tax	(2,076)	(8,275)	(2,985)	(1,103)	(2,713)	(435)
Share of associates' (losses)/income	(1,126)	(162)	(605)	2,496	2,547	409

Net (loss) income	(131,887)	134,795	(163,700)	(340,410)	(50,084)	(8,038)
Net (income) loss attributable to non-controlling interests	(431)	246	1,462	3,895	(3,427)	(550)

Net (loss) income attributable to IFM Investments Limited	(132,318)	135,041	(162,238)	(336,515)	(53,511)	(8,588)

Net (loss) income per share:
Basic	(0.57)	0.21	(0.25)	(0.50)	(0.08)	(0.01)
Diluted	(0.57)	0.20	(0.25)	(0.50)	(0.08)	(0.01)
Net (loss) income per ADS:(2)
Basic	(25.62)	9.34	(11.24)	(22.66)	(3.61)	(0.58)
Diluted	(25.62)	9.19	(11.24)	(22.66)	(3.61)	(0.58)
Weighted average number of ordinary shares used in per share calculations:
Basic	260,000	260,000	654,637	668,291	667,672	667,672
Diluted	260,000	264,396	654,637	668,291	667,672	667,672

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2301 to US$1.00, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 31, 2012.

(2)
All net (loss) income per ADS have been adjusted to reflect the change of the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012.

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	(US$)(1)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	176,977	334,589	520,647	235,450	191,048	30,665
Time deposits	—	—	120,000	—	—	—
Restricted cash	17,213	28,784	32,498	10,997	18,036	2,895
Accounts receivable, net	13,633	61,938	50,599	97,090	176,287	28,296
Loans receivable, net	—	—	12,732	37,511	35,229	5,655
Amount due from related parties	38,110	386	1,710	71	110	18
Property and equipment, net	42,954	41,181	78,330	62,513	40,832	6,554
Intangible assets, net	29,796	27,825	34,888	95,827	90,253	14,487
Total assets	360,895	543,834	958,542	725,062	734,668	117,922
Accrued expenses and other current liabilities	53,597	130,668	163,036	150,502	217,694	34,942
Total liabilities	111,356	157,340	204,845	243,711	301,640	48,417
Convertible redeemable preferred shares	501,892	518,318	—	—	—	—
Class A ordinary shares	2,152	2,152	4,533	4,939	4,939	793
Class B ordinary shares	—	—	550	—	—	—
Total shareholders' (deficit) equity	(252,353)	(131,824)	753,697	415,170	363,598	58,361

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2301 to US$1.00, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 31, 2012.

	For the Years Ended or as of December 31,
	2010	2011	2012
Other Financial and Operating Data:
Company-owned brokerage services
Net revenues (in thousands of RMB)	482,371	513,375	623,927
Average number of operating sales offices(1)	451	517	326
Average monthly net revenues per operating sales office (in thousands of RMB)	89.1	82.7	159.5
Primary and Commercial Services(2)
Net revenues (in thousands of RMB)	7,066	44,735	85,115
Aggregate gross floor area of properties sold (in thousand square meters)	45	224	444
Mortgage management services
Net revenues (in thousands of RMB)	24,381	22,903	25,686
Amount of referred mortgages and home equity loans (in thousands of RMB)	4,425,031	2,842,539	2,860,512
Average entrusted and mortgage credit loan balance outstanding (in thousands of RMB)	10,422	39,950	41,490
Franchise services
Net revenues (in thousands of RMB)	17,011	23,546	13,405
Number of regional sub-franchisors as of year-end	28	28	25

(1)
Equals the sum of the number of sales offices in operation that existed at the end of each month in the applicable year, divided by the number of months in such year.

(2)
Our primary and commercial services accounted for 1.3%, 7.4% and 11.4% of net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We began to create teams dedicated to the primary and commercial real estate markets in 2009 and began managing our primary and commercial services as a separate segment in 2010.

EXCHANGE RATE INFORMATION

        Our business is primarily conducted in China, and all of our revenues and expenses are denominated in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2301 to US$1.00, the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 31, 2012. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and will not be used in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate(1)
Period	End	Average(2)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
October	6.2396	6.2627	6.2877	6.2372
November	6.2372	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2211	6.2303	6.2134
February	6.2213	6.2322	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19)	6.1772	6.1927	6.2078	6.1720

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

        We conduct our real estate services business primarily in China, and our business depends substantially on the conditions of the real estate market in China. The real estate market in China remains at an early stage of development, and social, political, economic, legal and other factors may affect its development. For example, the lack of a mature and active secondary market for private properties and the limited amount of mortgage loans available to individuals in China may result in fluctuations in residential real estate markets. Although demand for private residential property in China has grown rapidly in recent years, this growth has often been coupled with volatile market conditions and fluctuations in property prices. For example, the rapid expansion of the property market in major provinces and cities, such as Beijing, Shanghai and Shenzhen, in the early 1990s, led to an oversupply in the mid-1990s and a corresponding fall in property values and rentals in the second half of the decade. We believe our business has been affected by fluctuations in the real estate market in China. For instance, our average monthly net revenues per operating sales office decreased by 24% during the year ended December 31, 2012 compared to the same period in 2009, mainly resulted from the decline of market transactions. Thus, we believe this decrease was mainly due to the general weakness of the real estate market in China during 2010, 2011 and 2012 resulting from the real estate tightening policies adopted by the central government, which were aimed at cooling down the overheating property market and to curb excessive lending in the real estate industry. In addition, the PRC government promulgated austerity measures regarding controlling the real estate market in February 2013. See "—Our business, revenue growth, profitability and future prospects could be materially and adversely affected by any government policies and regulatory measures influencing China's real estate industry" for details. Such government policies have negatively affected the real estate market and caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential home buyers from making purchases, reduce transaction volume and cause a decline in average selling prices. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations." In addition, the PRC property market may experience, and transaction volume may be impacted by, undersupply or oversupply and property price fluctuations caused by economic, social, political and other factors. Any future overdevelopment in the property sector or other adverse changes in the economic, political or social environment in China may result in an oversupply of properties and a decrease in property prices and overall transaction activities, which could materially and adversely affect our business, financial condition and results of operations.

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

We experienced net losses for the years ended December 31, 2010, 2011 and 2012, and there is no assurance that we will be profitable in the future.

        During the years ended December 31, 2010, 2011 and 2012 we had a net loss of RMB163.7 million, RMB340.4 million and RMB53.5 million (US$8.6 million), respectively. These net losses were primarily due to a series of restrictive government policies for the real estate industry in China implemented in 2010, 2011 and 2012, which negatively impacted our net revenues per sales office, and the expenses arising from the addition of a significant number of company-owned sales offices in 2010 and 2011. Consequently, our accumulated deficit was RMB301.9 million, RMB638.4 million and RMB691.9 million (US$111.1 million) as of December 31, 2010, 2011 and 2012, respectively. We expect to continue to reduce costs and streamline our operations as we implement initiatives to deal with the current regulatory environment relating to our business, particularly our company-owned brokerage services business. If our net revenues do not sufficiently increase to offset the expected increases in costs and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. Net revenues in future periods could decline or grow more slowly than we expect and we cannot assure you that we will be profitable in the coming year, or that we will be able to maintain profitability in the future.

We do not own the CENTURY 21® brand and our right to use the CENTURY 21® brand is subject to risks and limitations.

        Realogy owns the CENTURY 21® brand and system. Through our wholly owned subsidiary IFM Company Limited, or IFM Co., we hold the exclusive right to franchise, manage and operate the CENTURY 21® franchise network in China. Our interests and business strategies could be different from those of Realogy. See "Item 4. Information on the Company—B. Business Overview—Our Relationship with Realogy." Any adverse development in our relationship with Realogy could have a material and adverse effect on our business, financial condition and results of operations.

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

        We do not own or control the majority of our regional sub-franchisors and franchisees. These regional sub-franchisors and franchisees may not operate their business in a manner consistent with our standards, or may not hire and train qualified sales professionals and other employees. If these regional sub-franchisors or franchisees were to provide a diminished quality of service to their customers, our brand, reputation and goodwill may suffer. Additionally, our regional sub-franchisors and franchisees may engage in or be accused of engaging in unlawful or tortious conduct. Such conduct, or the accusation of such conduct, could harm our brand image, reputation or goodwill. Any of these incidents could in turn materially and adversely affect our business, financial condition and results of operations.

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

        In July 2010, we began to offer entrusted and mortgage credit loans services as part of our mortgage management services. Under our entrusted loan arrangements with commercial banks, we provide consumer financing to borrowers with funds being released by the commercial banks from our trust accounts at the banks. Commercial banks collect interest and principal payments from the borrowers on our behalf and receive service fees. The entrusted and mortgage credit loans, whose terms range from two to twelve months, are secured with the borrowers' mortgage properties. In general, we limit loan amounts to approximately 50% to 65% of the pledged properties' most recently assessed market value and usually charge services fees and interest rates which are above the prime mortgage lending rate. In addition, we will obtain enforceable pledges which, in case of default by the borrowers, allow us to dispose of the pledged properties in foreclosure sales. As of December 31, 2012, our total outstanding entrusted and mortgage credit loans balance was RMB35.2 million (US$5.7 million). As the lender, we bear the risks related to the entrusted loans and mortgage credit loans. Although we conduct background checks and internal reviews on potential borrowers, we cannot assure you that our borrowers will repay part or all of the interest and principal amounts of the loans. Furthermore, because we are not a financial institution and lack experience in providing loans, our internal review and approval procedures may not function as well as we expect. If the borrowers default on their repayment obligations and the market values of the pledged properties decline below the amounts of our entrusted loans and mortgage credit loans, or if our entrusted and mortgage credit loan services or our operation are found to have violated the relevant regulations or exceeded the permitted business scope in the future, we will incur significant losses, which may materially and adversely affect our financial condition.

The PRC Government may determine that the contractual arrangements with the variable interest entities ("VIEs") relating to our mortgage credit business are not in compliance with applicable PRC laws and regulations.

        The mortgage credit business currently engaged by our company is regulated by, among others, the Measures for the Administration of Mortgage Credit (the "Mortgage Credit Measures"). According to Article 71 of the Mortgage Credit Measures, regulations governing the investment by foreign invested companies in mortgage credit business in the PRC shall be separately promulgated by the Ministry of Commerce (the "MOFCOM") and other relevant authorities. As of the date of this annual report, no relevant regulations have been promulgated by the MOFCOM.

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

        We have experienced substantial growth since we began operations in 2000. Our net revenues amounted to RMB530.8 million in 2010, and then increased to RMB604.6 million in 2011 and RMB748.1 million (US$120.1 million) in 2012. We expanded our operating sales offices in 2010 and first half year of 2011, which resulted in an average of 451 and 517 operating sales offices for 2010 and 2011, respectively. We incurred significant losses in 2010 and 2011 mainly due to overall real estate market decline in China. As a result of our cost reduction strategy since the second half year of 2011, we reduced our operating sales offices to an average of 326 in 2012. Although we currently do not have a plan to significantly expand our company-owned brokerage services in 2013, our expansion, if any in the future years, could place significant demands on us to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. During our expansion, we may also face other difficulties as a result of a number of factors, many of which are beyond our control, such as any general unfavorable conditions in the real estate market, labor cost increases due to higher sales staff headcount or delays or denials of required approvals by relevant government authorities. As a result, our operating results or profitability could be materially and adversely affected.

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

        We plan to continue to expand our business into new geographical areas in China and to enter into new businesses to diversify our portfolio of products and services. Because China is a large and diverse market, home buying trends and demands may vary significantly by region, and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects, with a plan to acquire another 35% of its equity interest between 2014 and 2019. Our goodwill impairment losses in 2012 were RMB10.8 million (US$1.7 million), as a result of the shortfall in the results of operations of Shanggu. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets. Therefore, we may not be able to successfully execute our business development strategy, which could have a material and adverse effect on our business, financial condition and results of operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would materially adversely affect our net income.

        In accordance with U.S. GAAP, we account for our acquisitions using the purchase method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets being recognized in our consolidated financial statements. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets occurs, which could have a material adverse effect on our results of operations. For the year ended December 31, 2012, we incurred an impairment loss of RMB10.8 million (US$1.7 million), as a result of the shortfall in the results of operations of Shanggu.

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

        We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting for accelerated filers or large accelerated filers. We have been subject to these requirements since the fiscal year ended December 31, 2010.

        Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See "Item 15. Controls and Procedures." Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2012. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

        As of April 19, 2013, the latest practicable date, Mr. Donald Zhang, our chairman and chief executive officer, and Mr. Harry Lu, our vice chairman and president, beneficially owned approximately 40.2% of our outstanding shares. Accordingly, Messrs. Zhang and Lu have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

        Pursuant to a secured exchangeable note issued by IFM Overseas Partners L.P. ("IFMOP"), a shareholder of our company and beneficially owned by Mr. Donald Zhang and Mr. Harry Lu, to GL Asia Mauritius II Cayman Ltd. ("GLA") on October 19, 2007 and amended and restated on January 27, 2010 ("Original Note"), GLA may exchange the Original Note for the ordinary shares of our company held by IFMOP at any time at least 55 days after our initial public offering. GLA, IFMOP, IFM Overseas Limited, the general partner of IFMOP, Donald Zhang, Harry Lu and our company entered into a restructuring deed on April 27, 2012 and a supplemental deed to the restructuring deed on June 6, 2012 (collectively, the "Restructuring Deed"). See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring Deed." Pursuant to the Restructuring Deed, the Original Note was amended and restated on the terms set out in a new secured note ("New Note") dated as of April 27, 2012 and IFMOP mortgaged all ordinary shares of our company held by it to GLA to secure its obligations under the New Note. Under the New Note, GLA shall not be entitled to any right to exchange the New Note to our ordinary shares held by IFMOP. However, if any events of default set forth in the New Note occurs and GLA claims ownership to the mortgaged shares held by IFMOP, there might be a change of control of our company.

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

        We conduct substantially all of our business operations in China. As the real estate sector is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China's economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People's Bank of China ("PBOC")'s statutory deposit reserve ratio and imposing commercial bank-lending guidelines, which had the effect of slowing the growth of credit availability. For example, in 2010 and early 2011, the PBOC suspended loans to home buyers whose family members already own two or more properties and to non-local residents who cannot provide evidence showing that they have paid taxes or social insurance for more than one year, and raised the reserve ratio to cool lending and stabilize rising inflation. In accordance with the regulations from the central government, the local government of many cities issued regulations in early 2011 to forbid (1) any local family owning more than two properties and non-local family owning more than one property and (2) any non-local family that cannot provide evidence for tax payment or social welfare payment for more than one year to buy any property in the city, other than in Beijing where the requirement is five consecutive years. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the real estate market in China, which could materially and adversely affect our business.

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

        China has regulations that subject our PRC subsidiaries to additional restrictions if we have beneficial owners who are PRC residents that have not properly filed with authorities in China. See "Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents." However, we cannot provide any assurances that any PRC resident who becomes our beneficial owner in the future will be able to comply with relevant regulations promulgated by SAFE, or SAFE regulations in a timely manner, or at all. Any failure or inability of our PRC resident beneficial owners to comply with the registration procedures may subject such PRC resident beneficial owners to certain fines and legal sanctions, restrict our cross-border investment and financing activities, or limit our PRC subsidiaries' ability to distribute dividends or obtain foreign exchange-denominated loans.

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

        Our PRC subsidiaries are subject to the corporate income tax ("CIT") with the tax rate of 25% except for Beijing Kudian Tongfang Technology Co., Ltd., or Kudian, which was entitled to exemption from corporate income tax in 2011 and 2012 and a 50% reduction in corporate income tax for each of the following three years from 2013 to 2015 pursuant to a Software Enterprise Certification. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Taxation."

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

        The amended Foreign Investment Industrial Guidance Catalogue, or the Catalogue, which was jointly promulgated by the National Development and Reform Commission ("NDRC") and the MOFCOM and came into effect on December 1, 2007, provided that real estate agency business and real estate brokerage business fell into the restricted category of foreign investment industries. The recently further amended Catalogue, which was promulgated on December 24, 2011 and became effective on January 30, 2012, continues to classify the real estate agency business and real estate brokerage business as restricted categories of foreign investment industries.

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

        The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements are relatively new and are often changing, and their interpretation and enforcement involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the PRC legal system. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion, or at all. An inability to obtain such permits or authorizations may have a material and adverse effect on our business, financial condition and results of operations.

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

        The real estate market in China is typically affected by changes in government policies and regulatory measures affecting the property market, financial markets and related areas. In the past, the PRC government adopted various policies and regulatory measures to curb what it perceived as unsustainable growth in the real estate market, particularly at times when the real estate market in China has experienced rapid and significant growth. In 2008, the global financial crisis caused a slowdown in the real estate market in China. In response to the global financial crisis, the PRC government adopted a two-year RMB 4 trillion economic stimulus plan in November 2008. As a result, property sales in China recovered in 2009 and experienced significant growth thereafter until early 2010. Since April 2010, various administrative bodies launched a series of anti-speculative measures, which resulted in a general slowdown in the performance of the real estate market in the PRC.

        On April 17, 2010, the State Council issued the Notice on Firmly Preventing Overly Fast Growth of Real Property Prices in Certain Cities, or the April Notice, which stipulated that a property purchaser's down payment for such purchaser's first property purchase must not be less than 30% of the purchase price if gross floor area, or GFA, of the property is larger than 90 square meters; a purchaser's down payment for such purchaser's second property purchase must not be less than 50% of the purchase price and the mortgage loan interest rate must not be less than 1.1 times the base lending rate published by the PBOC; and a purchaser's down payment and mortgage loan interest rate must significantly increase for such purchaser's third and additional property purchases. On September 29, 2010, the Ministry of Housing and Urban-Rural Development ("MHURD"), the PBOC, the China Banking Regulatory Commission and the Ministry of Finance promulgated a series of administrative rules, or the September Rules, to further implement the April Notice. The September Rules require that commercial banks suspend granting of mortgage loans on a nationwide basis (i) for any third or additional property purchases of any purchaser or (ii) to any non-resident purchaser unable to provide proof of tax or social security payments for more than one year.

        On January 26, 2011, the State Council issued the Notice of the State Council on Issues Related to Further Enhancing the Regulation and Control of Real Estate Market, or the January Notice. According to the January Notice, for those households who purchase a second house using a mortgage loan, the down payment may not be lower than 60% of the purchase price regardless of the GFA of the property purchased. The mortgage loan interest may not be lower than 1.1 times the base lending rate published by the PBOC. The respective branches of the PBOC may raise the down payment ratio and mortgage interest rate on mortgage loans for a second home purchase based on the price control targets set by the local government, the policy requirements set by the State Council and the national unified credit policies. All municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period. To implement this requirement, local governments of more than 30 cities, including Beijing, Shanghai, Chongqing, Shenzhen and other major cities, introduced local rules of house-buying restrictions in 2011.

        On February 26, 2013, the General office of the State Council issued the Notice on Keeping on Enhancing the Regulation and Control of Real Estate Market, or the February Notice. According to the February Notice, the households who have purchased one house or who are non-residents and unable to provide proof of tax or social security payment for required years are prohibited from purchasing any house in relevant administrative region. Home owners who sell their houses will be levied an income tax as high as 20% of the profit they make in the relevant transaction. As of April 19, 2013, some major cities in China, including Beijing, Shanghai, Chengdu have respectively promulgated local measures to restrict housing purchases.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

        Auditors of companies that are registered with the United States Securities and Exchange Commission (the "SEC"), and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the People's Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections, and investors may lose confidence in our auditor's audit procedure, and reported financial information and the quality of our financial statements.

We may be adversely affected by the outcome of the proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

        In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC's Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. While we cannot predict the outcome of the SEC's proceedings, if our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange ("NYSE"), which event would effectively terminate the trading market for our ADSs in the United States, and/or to the SEC's revoking the registration of our ADSs under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ADSs in the United States.

Risks Related to Our ADSs

We believe that we were and may continue to be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

        Based on the quarterly average value of our assets for the taxable year ended December 31, 2012, we believe that were classified as a PFIC for the year ended December 31, 2012, and we may continue to be a PFIC in the current taxable year or a future taxable year. Accordingly, a U.S. Holder (as defined in "Taxation—United States Federal Income Taxation") generally will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis, unless such U.S. Holder makes a timely "mark-to-market" election that may mitigate these consequences. Further, because we believe we were a PFIC for the year ended December 31, 2012, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder continues to hold our ADSs or ordinary shares unless a U.S. Holder makes a timely mark-to-market election. For more information see the section titled "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations."

Our ADSs would be subject to delisting from the NYSE if we are unable to achieve and maintain compliance with the NYSE's continued listing standards.

        Under the NYSE listing rules, we are required to maintain an average closing price of our ADSs of US$1.00 or higher over a 30-trading-day period. On October 20, 2011, we were notified by the NYSE that the price of our ADSs had fallen below the NYSE's continued listing standard relating to the minimum price requirement of the ADSs. As of October 19, 2011, the average closing price our ADSs over the preceding 30-trading-day period was US$0.99. Under the NYSE's rules, our ADS price and 30-trading-day average ADS price must be back above US$1.00 within six months following receipt of the notification from the NYSE in order for us to regain compliance with the minimum share price requirement. We changed the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012. On May 30, 2012 we were notified by the NYSE that a calculation of the price of our ADSs for the 30-trading days ended May 25, 2012 indicated that the price of our ADSs was above the NYSE's minimum requirement of US$1.00 based on a 30-trading day average and accordingly we were no longer considered below the US$1.00 continued listing criterion.

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

        Additional sales of our ordinary shares in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 19, 2013, the latest practicable date, we had 668,108,210 ordinary shares outstanding. The 3,761,465 ADSs representing 169,265,932 Class A Ordinary Shares are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, we have registered for resale an aggregate of 233,504,630 ordinary shares for Goldman Sachs Strategic Investments (Asia) L.L.C., or Goldman Sachs, and GLA.

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

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our amended and restated articles of association, could discourage a third party from acquiring us and could limit our shareholders' opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

        Our board of directors adopted a shareholders rights plan on November 17, 2010 and amended it on June 6, 2012. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on November 29, 2010. These rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more (or an additional 1% in the case of certain shareholders holding more than 15% at the time of the plan adoption) of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors. This rights plan and the other anti-takeover provisions of our amended and restated articles of association could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

Our articles of association contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our ordinary shares and ADSs.

        Our amended and restated articles of association include provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms which may delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

        We are incorporated in the Cayman Islands. We conduct substantially all of our operations in China through the subsidiaries in China directly or indirectly owned by us. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or PRC court if you believe that we or our officers have infringed your rights under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the United States Court against our company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

        Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) (the "Companies Law") and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

        We underwent a reorganization and introduced Goldman Sachs Strategic Investments, as an investor to develop our company-owned brokerage services business in 2006. In connection with the reorganization, we incorporated IFM Investments Limited, our company in the Cayman Islands, on November 30, 2005 to be the holding company of our various subsidiaries, including IFM Co. In consideration for the contribution of all issued and outstanding shares of IFM Co., our founders received all of the issued and outstanding shares of our company. On August 24, 2006, which is the effective date of our reorganization, after giving effect to our 10-for-1 share split which was effective on January 4, 2010, we issued 200,000,000 Series A preferred shares to Goldman Sachs Strategic Investments for US$22.0 million. After this investment, we began to develop our company-owned brokerage services business. In October 2006, we incorporated Beijing Anxin to develop our company-owned sales offices in Beijing. In the same month, we also acquired 14 sales offices from a third party in Shanghai through Shanghai Ruifeng to develop our company-owned brokerage services business in Shanghai. In 2008, we began managing our mortgage management services in Beijing and Shanghai as a separate segment.

        On October 19, 2007, after giving effect to our 10-for-1 share split which was effective on January 4, 2010, we issued 105,253,600 Series B preferred shares to GLA, for US$40.0 million. On

February 21, 2008, after giving effect to our 10-for-1 share split which was effective on January 4, 2010, we issued 6,113,670 Series B preferred shares to Realogy, for approximately US$2.3 million.

        As part of our reorganization, Xinye, a PRC wholly foreign-owned enterprise controlled by our founders, Mr. Donald Zhang and Mr. Harry Lu, agreed to transfer its 51% equity interests in IFM SH, 11.15% equity interests in IFM Beijing, 10% equity interests in Xiamen, 15% equity invest in Shandong and 10% equity interests in Xian, to us. Xinye completed its transfer to us of the Shandong interests on December 4, 2006, the IFM SH interests on December 4, 2008, the IFM Beijing interests on August 12, 2008, the Xiamen interests on December 26, 2008 and the Xian interests on February 9, 2009.

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

B.    BUSINESS OVERVIEW

Overview

        We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21® brand, one of the world's most recognized brands in the real estate industry. As of December 31, 2012, our CENTURY 21® China network covered 27 major cities with 924 sales offices, including 321 company directly owned sales offices, employed 12,192 sales professionals and staff and maintained more than 8.0 million property listings.

        We operate under four different, but closely related, business lines: (i) company-owned brokerage services, (ii) primary and commercial services, (iii) mortgage management services, and (iv) franchise services. We have deployed a unique business model that has allowed us to rapidly scale our company-owned operations by leveraging the in-depth market knowledge and human capital developed from our franchise network.

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

        We started our company-owned brokerage services business in Beijing and Shanghai in 2006, in Shenzhen in 2008 and in Chengdu in 2010, and have quickly expanded our company-owned sales office network in these cities through organic growth and acquisitions of sales offices owned by third parties. As of December 31, 2012, we had 321 company-owned sales offices including four temporarily closed company-owned sales offices, representing approximately 34.7% of our CENTURY 21® China network. Our company-owned brokerage services business owns and operates regional sub-franchisors and sales offices in the CENTURY 21® China network. We generate revenues from our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees. For the years ended December 31, 2010, 2011 and 2012, our company-owned sales offices contributed approximately 90.9%, 84.9% and 83.4% of our total net revenues, respectively.

        In 2008, we launched our independent mortgage management services in Beijing and Shanghai, providing services to customers both inside and outside our CENTURY 21® China network. Our mortgage management services business provides advisory services on mortgages, home equity loans and consumer credit loans to home buyers and home owners. We generate revenues from our mortgage management services primarily through commissions earned from commercial banks and borrowers in consideration of our advisory brokerage services and fees and interest earned on entrusted and mortgage credit loans. Our mortgage management services business is well positioned to take advantage of referrals from our extensive network of company-owned sales offices. In 2012, a majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services. We provided services for referred mortgages and home equity loans with an aggregate loan amount of approximately RMB2.8 billion and RMB2.9 billion (US$0.5 billion) in 2011 and 2012, respectively. Average entrusted and mortgage credit loan balance outstanding was RMB40.0 million and RMB41.5 million (US$6.7 million) in 2011 and 2012, respectively. The revenues generated from advising consumers for home equity loans and providing entrusted loans and mortgage credit loans accounted for 59% of total mortgage management services revenues in 2012. In January 2011, we acquired a company based in Beijing with a license to offer mortgage credit loans with property collateral through a series of contractual arrangements with the VIEs. The total consideration for the transaction was RMB5.0 million.

        In 2009, we established dedicated teams for the primary and commercial real estate markets, in order to provide agency services to primary residential real estate developers and planning, consulting and brokerage services to commercial property developers. In 2010, we launched our primary and commercial services business. We generate revenues from our primary services by earning sales commissions from primary residential property developer clients, and we generate revenues from our commercial services by collecting service fees for consultancy services provided to commercial property developers. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects, with a plan to acquire another 35% of its equity interest between 2014 and 2019. We generated revenues from the sales of 444,351 square meters of primary properties in 2012 and have expanded our pipeline to a total GFA of 2.0 million square meters as of the end of 2012.

        In addition, we invested in our first real estate investment fund with an investment of RMB8.4 million as of December 31, 2012, as a limited partner. The fund provides low loan-to-value bridge loans to select real estate developers. We also act as a general partner with a 75.0% equity interest in the partnership managing this real estate fund.

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

        We have experienced substantial growth since we began operations in 2000. Our net revenues amounted to RMB530.8 million in 2010, RMB604.6 million in 2011, and RMB748.1 million (US$120.1 million) in 2012. Our average number of operating sales offices was 451, 517 and 326 for 2010, 2011 and 2012, respectively. As a result of our cost reduction strategy, we have reduced our operating sales offices to 317 as of December 31, 2012. We currently do not have a plan to significantly expand our company-owned brokerage services in 2013. However, when the real estate service industry in China continues to mature and grow, we may expand our operations in the longer term, which will continue to place substantial demands on our managerial, operational, financial, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets.

Our Nationwide Network

        We operate the largest network of real estate sales offices in China under the CENTURY 21® brand. As of December 31, 2012, our CENTURY 21® China network covered 27 major cities with 924 sales offices, employed 12,192 sales professionals and staff and maintained more than 8.0 million property listings.

        The map below shows the 27 cities covered by the CENTURY 21® franchise network as of the date of this annual report:

•
Cities covered by our company-owned entities.

(
)      Cities covered by other regional sub-franchisors.

        The table below sets forth a summary of the number of sales offices, sales professionals and staff and property listings in our CENTURY 21® franchise network, as of December 31, 2012:

	Sales Offices	Sales Professionals and Staff	Property Listings
Shanghai	157	2,473	2,056,043
Beijing	154	3,246	1,789,090
Chengdu	69	1,050	373, 727
Jinan	62	600	316,642
Qingdao	52	483	255,181
Ningbo	51	304	1,262,679
Shijiazhuang	50	529	124,492
Others	329	3,507	1,900,789

Total	924	12,192	8,078,643

Our Services

        We operate under four different, but closely related, business lines: (i) company-owned brokerage services, (ii) primary and commercial services, (iii) mortgage management services, and (iv) franchise services. We have deployed a unique business model that has allowed us to rapidly scale our company-owned operations by leveraging the in-depth market knowledge and human capital developed from our franchise network. We invested in our first real estate investment fund with an investment of RMB8.4 million as of December 31, 2012, as a limited partner. The fund provides low loan-to-value bridge loans to select real estate developers. We also act as a general partner with a 75.0% equity interest in the partnership managing this real estate fund.

Company-owned Brokerage Services

        Through our company-owned brokerage services business, we participate in sales and leasing transactions primarily with respect to middle to high grade residential properties in the secondary real estate market. Our services include property listing, advisory services and transaction negotiation and documentation. When we assist the seller in a real estate transaction, our sales professionals assist the seller in pricing the property and preparing it for sale, advertising the property (including on websites), introducing and promoting the property to prospective buyers, and assisting the seller in sale negotiations.

        When we assist the buyer in a real estate transaction, our sales professionals generally help the buyer locate specific properties that meet the buyer's personal and financial specifications, show properties to the buyer, assist the buyer in negotiating transaction terms and executing the transaction. We also promote our mortgage management services to our customers to provide the increased convenience of one-stop real estate brokerage services. We also participate in real estate sales and leasing transactions with respect to properties in the primary and commercial real estate markets. As of December 31, 2012, we directly owned 321 CENTURY 21® sales offices, including four temporarily closed company-owned sales offices, strategically located in Beijing, Shanghai, Shenzhen and Chengdu, which are among the cities in China with the highest number of secondary market real estate transactions per year. We primarily focus on China's fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary real estate development market, especially in more economically prosperous cities. As of December 31, 2012, we had 5,640 sales professionals and staff in our company-owned sales offices. In 2011 and 2012, such offices were involved in approximately 13,380 and 16,836 sale and purchase transactions, respectively, and net revenues from our company-owned brokerage services business represented approximately 84.9% and 83.4% of our total net revenues, respectively.

        The table below sets forth the number of our company-owned sales offices and sales professionals and staff in each city as of December 31, 2012:

	Company-owned Sales Offices		Sales Professionals and Staff
Beijing	125	*	2,435
Shanghai	151	*	2,398
Shenzhen	39		618
Chengdu	6		158

Total	321		5,609

*
Includes one in Beijing and three in Shanghai, which were temporarily closed.

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

Primary and Commercial Services

        We established dedicated teams to enter the primary and commercial real estate markets in 2009. Our primary and commercial services business consists of two business units, one that provides agency services to primary residential real estate developers and one that provides planning, consulting and brokerage services to commercial property developers. In 2010, we launched our primary and commercial services business. We generate revenues from our primary services by earning sales commissions from primary residential property developer clients, and we generate revenues from our commercial services by collecting service fees for consultancy services provided to commercial property developers. In June 2011, we acquired 55% of the equity interest of Shanggu an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects, with a plan to acquire another 35% of its equity interest between 2014 and 2019. We generated revenues from the sales of 444,351 square meters of primary projects in 2012 and have expanded our pipeline to a total GFA of 2.0 million square meters as of the end of 2012.

Mortgage Management Services

        We began operating our independent mortgage management services as a separate segment in 2008 in Beijing and Shanghai, under the independent brand of Kaisheng Jinglue. Our mortgage management services include comprehensive advisory services in connection with the selection and procurement of mortgage products offered by commercial banks. Our experienced mortgage consultants promote and introduce various mortgage products, and advise home buyers or home owners in the selection of the appropriate mortgage product based on each mortgagor's individual needs. We also have a call center in Beijing and Shanghai to promote our mortgage management services business directly to our customers.

        As an important aspect of the one-stop real estate brokerage services available within the CENTURY 21® franchise network, our mortgage management services can be accessed at our closing centers, providing a convenient, one-stop option to home buyers and home owners as well as a prime platform for commercial banks to offer their products and services. In 2012, a majority of the transactions utilizing mortgage services that are handled by our company-owned sales offices made use of our mortgage management services. We also provide mortgage management services to customers outside of our CENTURY 21® China network.

        We generate revenues in our mortgage management services primarily through our advisory services to home buyers and home owners, and provision of entrusted and mortgage credit loans. These services principally consist of introducing home mortgage and home equity products made available by various commercial banks to home buyers and owners. We acquired a company based in Beijing with a license to offer mortgage credit loans with property collateral through a series of contractual arrangements in order to arrange property financing, valuation services and title transfers. From 2010, we have been offering entrusted and mortgage credit loans to consumer directly. The revenues generated from advising home equity loans and providing entrusted loans and mortgage credit loans accounted for 59% of our total mortgage management service revenues in 2012.

        As of December 31, 2012, we had established advisory relationships with 17 commercial banks, such as Bank of China and Industrial and Commercial Bank of China. In some cases, we provide mortgage management services to property owners who need mortgages on their existing properties to obtain consumer loans for acquisition of additional properties and charge commissions based on our services. We provided services for referred mortgages and home equity loans with an aggregate loan amount of approximately RMB2.8 billion and RMB2.9 billion (US$0.5 billion) in 2011 and 2012, respectively. Average entrusted and mortgage credit loan balance outstanding was RMB40.0 million and RMB41.5 million (US$6.7 million) in 2011 and 2012, respectively.

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

        As of December 31, 2012, we had 25 regional sub-franchisors with established franchise networks in 27 cities in China with a total of 924 franchised and company owned sales offices employing 12,192 sales professionals and staff. The table below sets forth the number of the franchised sales offices in our CENTURY 21® franchise network, as of December 31, 2012:

	Franchise Sales Offices	Sales Professionals and Staff
Chengdu	62	892
Jinan	62	600
Qingdao	52	483
Ningbo	51	304
Shijiazhuang	50	529
Xian	47	536
Zhengzhou	41	316
Hangzhou	40	460
Wenzhou	26	490
Kunming	23	186
Others	149	1,787

Total	603	6,583

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

Our Information Technology and Systems

        We supervise and manage our operations and provide information technology and back-office support to our company-owned brokerage services and franchise network through our proprietary information technology and systems, principally our Sales Information System ("SIS"), Transaction Management System, and Human Resources and Commission Information System ("HCIS"). Since 2011, we have established an online listing platform to consolidate all Century 21 China real estate internet advertising portals. We maintain certain backup and disaster-recovery systems for the critical functions of our SIS and HCIS. Our in-house information technology team, with the support of third-party firms, develops, maintains and upgrades our information systems on a regular basis.

    Sales Information System.

    Embedded with comprehensive information collection, categorization, storage, processing and analysis modules, our SIS is our core platform providing day-to-day informational and operational support to our company-owned brokerage services and franchise network. The SIS provides listings and customer information management as well as sales office and network management support.

  •
  Listings and customer information.  Listings and customer information are uploaded to and updated on our SIS on a real-time basis through terminals available to individual sales professionals in our franchise network, whether through our company-owned brokerage sales offices or franchised sales offices. Updating information is one of the key functions performed by the sales professionals in our franchise network. The management team in each sales office actively reviews the accuracy of the listings information, and supervises the sales professionals in obtaining updates in connection with individual listings in our SIS on a real-time basis. As such, when providing services to customers, our sales professionals are able to use the information exchange and analysis modules to retrieve the most up-to-date information according to their respective level of access. As of December 31, 2012, we had more than 8.0 million property listings in our system. We encourage information sharing and cooperation among sales offices and sales professionals. As a result, in 2012, a substantial majority of successful brokerage transactions completed by our company-owned sales offices in Beijing and Shanghai involved more than one sales professional.

  •
  Management support.  Our SIS is also designed to allow our management teams to supervise and manage our operations. The comprehensive analytical tools and multi-dimensional supervising modules available in our SIS have become an important part of our strategic decision-making process. As financial and operational data and reports are periodically prepared and presented on a real-time basis, we can swiftly capture significant market and operational trends, as well as any abnormal occurrence. Our SIS also provides information security supervision services.

    Our SIS is designed to allow flexibility with respect to database structure, analytical functions, information points and information access, and to enhance adaptability for specific geographic regions to accommodate local customs. Listings and customer information are shared among employees with various levels of access based on the specific needs of individual sales offices. Given the different ownership structure of the sales offices in our franchise network, as opposed to those in our company-owned brokerage network, various information sharing structures and access are available to our sales offices.

    Transaction Management System.

  •
  Our transaction management system is designed to automate a system tracking process of our company-owned brokerage transactions, including both primary and secondary home sales, and leasing transactions. The system allows users to update and follow up the transaction process flow step by step, allowing more efficient tracking and management of transaction data for both the internal and external users, including company employees, as well as our customers.

    Human Resources and Commission Information System.

  •
  Our HCIS is our core human resources and commission management platform. It monitors performance and manages sales professional commissions, a key component of the compensation structure for our sales professionals, which is based on individual performance. Through information exchange with our SIS, our HCIS allows us to accurately track the performance of each sales professional and credit commissions based on information relating to such sales professional's performance and contribution in particularly with relation to brokerage transactions. Apart from commission management, our HCIS provides services relating to human resources, such as employee management, organizational structure and transaction tracking, as well as management reporting and operating data analysis.

    Century 21 China Online Listing Platform

  •
  Our online listings search and management system (www.koofang.com) is designed to allow our Century 21 sales agents from both company-owned brokerage service and franchise network to list and advertise properties, and to allow customers to search homes and neighborhoods. Our platform provides efficient searches and analysis of various available properties by allowing users to filter their property search through the use of key words, location, price, and type of the property. The continuing development and implementation of this Century 21 China online listing platform will strengthen our overall search engine marketing efficiency as well as branding through internet.

Marketing and Brand Promotion

        Marketing and brand promotion is an important tool in building the CENTURY 21® franchise network in China. We primarily finance our marketing campaigns and activities for brand promotion activities through our National Advertising Fund (NAF) to which all regional sub-franchisors and franchisees within the CENTURY 21® franchise network in China make monthly contributions. The contributions made to our NAF, net of amounts retained for regional promotion as discussed below, amounted to RMB8.2 million, RMB3.9 million and RMB4.2 million (US$0.7 million) in 2010, 2011 and 2012, respectively. Our marketing committee, which consists of key management members in charge of marketing from each of our regional franchise networks, is responsible for directing and supervising the use of the fund. We receive a 15% management fee for our administration of the fund from each of our regional franchise networks. To promote the CENTURY 21® brand in regional markets, each regional sub-franchisor retains 30% of its annual contribution to maintain an advertising fund for brand promotion in their respective local market. As a matter of our company's policy, all financial contributions to our NAF must be used in marketing campaigns and brand promotion activities during the relevant year in which they are made. For major marketing campaigns we hire external marketing professionals to assist our in-house marketing team.

        We have adopted an integrated approach to promote the CENTURY 21® brand:

  •
  Internet, newspapers and publications.  We have advertising cooperation arrangements with many Chinese national and regional consumer media outlets in China, including major newspapers and publications, such as China Securities Journal, Beijing Evening News, Beijing Youth Daily, Sanlian Lifeweek Magazine and major internet real estate portals such as SouFun.com.

  •
  Conferences.  We organize an annual CENTURY 21® China Convention, during which we invite all of the sales professionals in the CENTURY 21® China network as well as major market players in the real estate industry. During the convention, we present awards to top-performing sales professionals in recognition of their achievements during the year. We also actively participate in other real estate conferences and trade shows.

        In addition to our brand building efforts, each sales office may choose to allocate certain funds to online marketing of property listings through the internet. Through our cooperation arrangements with major online real estate portals such as SouFun.com, each sales office may promote property listings to advance potential customers' direct access to such listings and responsible sales professionals. Our sales offices have generated significant traffic through our online advertising efforts.

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

        Primary and Commercial Services    The major players in the PRC primary services market include World Union Properties Consulting Co., Limited and Syswin Inc., E-House (China) Holdings Limited and the major players in the PRC commercial services market include CB Richard Ellis and Jones Lang Lasalle. These companies entered into the primary and commercial services market earlier than us. We intend to leverage on our existing service network to differentiate us from the other market players and build our primary and commercial services business by adopting different promotion and sales strategies.

        Mortgage Management Services    Our mortgage management services business covers the Beijing, Shanghai, Shenzhen and Chengdu regions in contrast to our competitors who typically cover a single region. We compete with in-house mortgage management teams of our competitors in the brokerage businesses and in some regions specific competitors including Beijing Houze Investment and Guarantee Company Limited and Shanghai Haoyonghang Investment Management Company Limited.

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

        We offer our mortgage management services under the trade name of Kaisheng Jinglue in Beijing and Shanghai. We have registered the trademark of Kaisheng Jinglue in China with a term of ten years ending on March 6, 2023, in a range of classes, including insurance brokerage services, mortgage credit, trust, guarantee services, leasing guarantee services, insurance consulting and real estate agent services.

Compliance and Legal Proceedings

        Our operations in China are regulated by the MOFCOM, the SAFE, the MHURD, the Ministry of Land and Resources, the SAIC, the NDRC, the PBOC, China Banking Regulatory Commission and their respective local counterparts. See "Item 4. Information on the Company—B. Business Overview—Regulations" for further details on the regulations promulgated by such bodies. Historically, we have not incurred any material costs in complying with these regulations.

        GLA, an affiliate of Avenue Capital and one of our shareholders, filed a petition on December 30, 2011 in the Grand Court of the Cayman Islands to request an order to wind up our company and other remedies. We, having consulted with our legal counsel, firmly believed that there was no basis for any of GLA's claims, and that a winding up would not be the appropriate remedy for any of the claims made. We filed a summons to strike out GLA's petition on January 6, 2012, and were contesting GLA's petition. On April 27, 2012, we entered into the Restructuring Deed with GLA and certain other parties, pursuant to which, the parties of such restructuring deed released each other from all then outstanding claims under certain legal proceedings, including the petition filed by GLA on December 30, 2011. For more information about the Restructuring Deed, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring Deed."

        We are subject to various legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We have occasionally, and in each case, successfully, resorted to litigation against certain of our regional sub-franchisors with whom we have terminated our sub-franchise relationship for the sub-franchisor's material breach of the regional sub-franchise agreement. In addition, we have successfully litigated against third parties who have infringed upon the CENTURY 21® trademark. Except as mentioned in this section, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim, which in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations.

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

        Upon entering into the master sub-franchise agreement, we paid Realogy an initial franchise fee. Apart from the initial franchise fee, we are required to pay certain ongoing service fees to Realogy, based on revenues generated from initial franchise fees and ongoing service fees collected from our regional sub-franchisors or direct franchisees. The master sub-franchise agreement also includes a minimum annual fee requirement, and to the extent that the service fees payable within a certain year are lower than such minimum amount, we are required to make additional payment to reach the minimum fee requirement. In the years ended December 31, 2010, 2011 and 2012, the service fees which were paid or to be paid to Realogy amounted to RMB3.9 million, RMB4.4 million and RMB2.6 million (US$0.4 million), respectively.

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

        On February 21, 2008, after giving effect to our 10-for-1 share split which was effective on January 4, 2010, we issued 6,113,670 Series B preferred shares to Realogy for approximately RMB16.2 million, which were then converted to 5,337,647 Class A ordinary shares upon our initial public offering.

Regulations

        The real estate market and our operations in China are regulated by the MOFCOM, the SAFE, the MOHURD, the Ministry of Land and Resources, the SAIC, the NDRC, the PBOC, China Banking Regulatory Commission and their respective local counterparts.

Regulations on the Real Estate Market

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

Regulations on the Real Estate Service Industry

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

Regulations on Franchise Businesses

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

        The Administration Regulations on Information Disclosure for Commercial Franchise, issued by the MOFCOM on February 23, 2012, further requires a franchisor to disclose its basic information, ownership of business resources, franchise fees charged, products and services to be provided as well as other information to any franchisees at least thirty days prior to the execution of the franchise agreement.

Regulations on Mortgage Credit Companies

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

        On December 5, 2012, the MOFCOM issued the Regulation for Monitoring of Mortgage Credit Industry, or the Monitoring Regulation. The Monitoring Regulation clarifies and details the different administrative monitoring powers of relevant authorities on mortgage credit companies and clarifies the management of mortgage credit companies, such as the management of admittance, daily operation management and annual inspection management.

Regulation on Entrusted Loan

        The General Rules on Credit (the "General Rules") were promulgated by the PBOC on June 28, 1996 and came into effect on August 1, 1996. The General Rules define a "loan provider" as a PRC owned financial institution established in the PRC that engages in the provision of interest bearing loans. One type of loan defined in and regulated in accordance with the General Rules is the entrusted loan. Entrusted loans are arrangements whereby the capital for a loan is supplied by a government department, an enterprise or a natural person (the "capital provider") and entrusted to a financial institution as the loan provider. Entrusted loans are made by the loan provider to a specified borrower for a particular purpose and in an amount, for a term and at an interest rate determined by the capital provider. The term "specified borrower" describes the party specified by the capital provider as the person who will receive the amount of an entrusted loan (the "loan recipient"). The General Rules do not contain any restriction or prohibition on the provision of entrusted loans to specified borrowers who are related parties to the capital provider. While the loan provider exercises supervision over and receives repayment from the loan recipient, the loan provider does not assume any risk of default in repayment by the loan recipient. In accordance with the General Rules and the relevant judicial interpretation from the Supreme People's Court of the PRC, in an entrusted loan arrangement, the relationship between the loan provider and the capital provider is that of trustee and trustor; and the relationship between the loan provider and the loan recipient is that of lender and borrower. No creditor/debtor relationship exists between the capital provider and the loan recipient. The General Rules require that loan providers must be authorized by and have been granted a financial institution licence or a financial institution operation licence from the PBOC; and must have registered with the SAIC. The General Rules further stipulate that enterprises which are not authorized and registered as loan providers must not breach the laws of the PRC by engaging in intercompany loan transactions or the provision of loans through unauthorized means. An intercompany loan is a loan provided directly from one company to another where the loan provider is not authorized and registered as a loan provider.

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

Regulations on Labor Contracts

        On June 29, 2007, the PRC National People's Congress enacted the PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was newly revised on December 28, 2012. The Implementation Regulation for the PRC Labor Contract Law, or the Implementation Regulation, was promulgated by the State Council and took effect on September 18, 2008. The Labor Contract Law formalizes, among others, workers' rights concerning overtime hours, pensions and layoffs, the execution, performance, modification and termination of labor contracts, the clauses of labor contracts and the role of trade unions. In particular, it provides for specific standards and procedures for entering into non-fixed-term labor contracts as some of our sales professionals and staff do. Either the employer or the applicable sales professional or staff is entitled to terminate the labor contract in circumstances as prescribed in the Labor Contract Law or if certain preconditions are fulfilled, and in certain cases, the employer is required to pay a statutory severance upon the termination of a labor contract pursuant to the standards provided by the Labor Contract Law.

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

  •
  Sichuan Ruichuan, incorporated on November 23, 2011, is the subsidiary that owns and operates our company-owned sales offices in Chengdu.

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

Franchise Services

        We operate our franchise services business through the following subsidiaries:

  •
  IFM Co., incorporated on October 4, 1999, holds the exclusive franchise lights for the CENTURY 21® brand in China.

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

D.    PROPERTY, PLANTS AND EQUIPMENT

        Our headquarters are located in Beijing, China, where we lease approximately 1,700 square meters of corporate office space. As of December 31, 2012, our company-owned sales offices in Beijing, Shanghai, Shenzhen and Chengdu occupied an aggregate of approximately 33,400 square meters of leased space. We consider our corporate office space adequate for our current operations, and we expect that we are able to find new office spaces at reasonable rental rates if we open new company-owned sales offices.

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

A.    OPERATING RESULTS

Overview

        We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21® brand, one of the world's most recognized brands in the real estate industry. As of December 31, 2012, our CENTURY 21® China network covered 27 major cities with 924 sales offices, employed 12,192 sales professionals and staff and maintained approximately 8.0 million property listings. We primarily focus on China's fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary market, especially in more economically prosperous cities.

        We have significant experience providing professional services in the real estate services industry, and have experienced substantial net revenues growth in recent years. We entered the real estate services market in 2000 as a pioneer of the franchise model in China and, from our base in Beijing, have grown our network of sales offices, including our company-owned sales offices and franchised sales offices. In late 2006, we launched our company-owned brokerage services business. We subsequently launched our mortgage management services which we began managing as a separate segment in 2008. We are now a market leader in Beijing and Shanghai in both of these business lines.

        Our total consolidated net revenues for the year ended December 31, 2012 were RMB748.1 million (US$120.1 million), representing a 23.7% increase from the year ended December 31, 2011. Net loss attributable to IFM Investments Limited for the year ended December 31, 2012 was RMB53.5 million (US$8.6 million), a decrease of 84.1% from the year ended December 31, 2011. Excluding the store closure-related costs of approximately RMB6.5 million (US$1.0 million), net loss attributable to

IFM Investments Limited for the year ended December 31, 2012 would be RMB47.0 million (US$7.5 million).

        Our total assets as of December 31, 2012 were RMB734.7 million (US$117.9 million), of which cash and cash equivalents amounted to RMB191.0 million (US$30.7 million) and total net loans receivable amounted to RMB35.2 million (US$5.6 million). As of December 31, 2012, our total liabilities and accumulated deficit were RMB301.6 million (US$48.4 million) and RMB691.9 million (US$111.1 million), respectively.

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

        Net Revenues.    We generate revenues by providing company-owned brokerage services, primary and commercial services, mortgage management services, and franchise services. Our net revenues are presented net of PRC business taxes, discounts and related surcharges. The following table sets forth the net revenues generated by each of our business lines, both as an amount and as a percentage of total net revenues for the years indicated:

	For the Years Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$(1)%
	(in thousands, except for percentages)
Net Revenues:
Company-owned brokerage services	482,371	90.9	513,375	84.9	623,927	100,147	83.4
Primary and commercial services	7,066	1.3	44,735	7.4	85,115	13,662	11.4
Mortgage management services	24,381	4.6	22,903	3.8	25,686	4,123	3.4
Franchise services	17,011	3.2	23,546	3.9	13,405	2,152	1.8

Total net revenues	530,829	100.0	604,559	100.0	748,133	120,084	100.0

(1)
Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.2301 to US$1.00, the noon buying rate for U.S. dollars in effect on December 31, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States.

        Company-Owned Brokerage Services.    Our company-owned brokerage services accounted for 90.9% 84.9% and 83.4% of net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Net revenues from our company-owned brokerage services increased in 2012 from 2010 and 2011, primarily due to the increase in our sales and purchase transaction volume as a result of the increase in the overall secondary home sales transaction volume in China. We generate revenues from our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees, principally with respect to the residential and commercial properties in the secondary real estate market, and from property developers for primary homes in 2012. Most of our agency contracts specify a commission rate expressed as a percentage of sales or monthly rental price of a particular property. We expect that our company-owned brokerage services will continue to constitute the majority of our net revenues in future periods. Commissions from secondary brokerage services are generally payable upon the signing of a real estate sales and purchase agreement or rental agreement, at which time we recognize revenues.

        Net revenues from our company-owned brokerage services are significantly affected by transaction volume, our commission rates and the average transaction value of the properties that we assist in selling, purchasing and leasing, as follows:

  •
  Transaction volume.  Transaction volumes are largely affected by general real estate market policies and conditions in China and local market conditions, our brand recognition, our network of company-owned sales offices and sales professionals, our ability to market and sell our services to a substantial number of purchasers, sellers, property developers, lessors and lessees of properties, our ability to obtain information on potential sales or rental leads, and the quality of our services. Since April 2010, the PRC government has implemented a series of measures and rules to strengthen the regulation and control of the real estate market and to curb excessive lending in the real estate industry, including more stringent home purchase restrictions in earlier 2011 in order to effectively curb the rise of housing prices. Such government measures and policies have caused a significant negative impact to the real estate market in the past few years and a reduction in the overall real estate transaction volumes in 2010 and 2011. While these measures and policies remain in effect, they may continue to depress transaction volumes, delay potential home buyers from making purchases and cause a decline in average selling prices. In the past, we have grown transaction volumes by increasing the number of company-owned sales offices and by increasing the productivity per existing sales office as measured by average monthly net revenues per operating sales office. We seek to drive our revenues in future years by maximizing the productivity per existing sales office.

  •
  Commission rates.  Our commission rates are regulated by the PRC and provincial governments, which set maximum rates that vary from city to city. Commissions range up to an aggregate 3% of transaction value for sales and purchases, and up to one month's rent in the case of rentals. The rates set by the PRC government have not changed significantly and therefore our commission rates have not changed materially during the three years ended December 31, 2012 in Shanghai, Shenzhen and Chengdu. In Beijing, government authorities issued guidance in August 2011 for maximum commission rates for consulting services that a real estate service company may charge. Particularly, the maximum commission rate for selling brokerage services has been lowered to 2% by Beijing Municipal Commission of Development and Reform and Beijing Municipal Commission of Housing and Urban-Rural Development. Although, such maximum commission rate can float under the negotiation between the real estate service company and its clients for certain complex selling brokerage services, the floating range may not exceed 10%.

  •
  Average transaction value.  The average transaction value for the transactions in which we are involved varies based upon general real estate market conditions in China and local market conditions. Transaction values are impacted by government policies and laws with respect to real estate and real estate financing, bank lending policies and interest rates, and economic growth and demand for residential property in China (particularly in the secondary market), among other factors.

        Primary and Commercial Services.    Our primary and commercial services accounted for 1.3%, 7.4% and 11.4% of net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. We began to create teams dedicated to the primary and commercial real estate markets in 2009 and began managing our primary and commercial services as a separate segment in 2010. In 2011, we acquired 55% equity ownership of Shanggu to further expand our primary and commercial services.

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

        Mortgage Management Services.    Our mortgage management services accounted for 4.6%, 3.8% and 3.4% of our net revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

        We generate revenues in our mortgage management services primarily through our advisory services to home buyers and home owners, and provision of entrusted and mortgage credit loans. These services principally consist of introducing home mortgage and home equity products made available by various commercial banks to home buyers and owners, and arranging property financing, valuation services and title transfers. From 2010, we have been offering entrusted and mortgage credit loans to consumer directly. The revenues generated from advising home equity loans and providing entrusted loans and mortgage credit loans accounted for 59% of our total mortgage management service revenues in 2012.

        Revenues from our mortgage management services are significantly affected by transaction volume, commission rates and the average loan amount of the home mortgage, home equity, entrusted and mortgage credit loans. The number of persons seeking home mortgages in connection with the purchase of a property significantly impacts the number of applications for home mortgages for which we can advise or offer services. In this regard, we cross-sell our mortgage management services to clients of our company-owned sales offices. In 2011 and 2012, a substantial majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry in Beijing, we no longer provide interim guarantees to our mortgage management service customers.

        Franchise Services.    Our franchise services accounted for 3.2%, 3.9% and 1.8% of net revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

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

        Commissions and other agent-related costs.    Our commissions and other agent-related costs primarily include salaries, benefits and commissions paid to our sales professionals, other staff and management for company-owned brokerage services and primary and commercial services and, to a lesser degree, for mortgage management services and franchise services. Compensation for our sales professionals and managers consists of a fixed salary and benefit package, together with a variable incentive-based component that is expected to comprise a majority of the sales professional or manager's compensation. We believe such a commission-based system aligns the interests of our sales professionals with our interests, and allows us to control expenses if transaction volumes or property values decline. Commissions and other agent-related costs amounted to 60.1%, 70.9% and 60.9% of net revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

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

        Operating costs amounted to 37.6%, 49.1% and 23.4% of net revenues for the years ended December 31, 2010, 2011 and 2012, in each case, respectively. The majority of these operating costs are incurred in relation to our company-owned brokerage services, which accounted for 93.8%, 91.5% and 89.2% of operating costs for the years ended December 31, 2010, 2011 and 2012 in each case, respectively.

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

        Selling, general and administrative expenses amounted to 33.2%, 36.1% and 23.7% of net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. Expenses relating to our company-owned brokerage services accounted for 45.7% and 49.4% and 48.4% of selling, general and administrative expenses for the years ended December 31, 2010, 2011 and 2012, respectively. Expenses relating to our primary and commercial services accounted for 2.9%, 7.8% and 6.8% of selling, general and administrative expenses for the years ended December 31, 2010, 2011 and 2012, respectively. Expenses relating to non-allocated costs accounted for 33.6%, 30.7% and 34.1% of selling, general and administrative expenses for the years ended December 31, 2010, 2011 and 2012, respectively. Non-allocated costs consist primarily of costs and expenses associated with our centralized back office departments, including our IT department and on-line marketing department.

        Share-based compensation expenses were RMB16.9 million, RMB3.2 million and RMB3.5 million (US$0.6 million) for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, there was RMB0.3 million (US$45,642) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.09 years.

        As a result of a modification to our Series A Preferred Shares terms on January 27, 2010 as described in Note 18 to our consolidated financial statements, we recognized a compensation expense of approximately RMB4.9 million in 2010. No such compensation expense was recognized in 2011.

        On July 9, 2012, we extended the expiration dates of all then outstanding and unexercised stock options to the fifth anniversary of the date of such adjustment and amended the exercise prices of such stock options to the then current market value of our shares. We recorded the incremental fair value of RMB1.9 million (US$0.3 million) as a result of the adjustment of options into the consolidated statements of operations for the year ended December 31, 2012.

        Goodwill impairment losses.    Goodwill impairment losses in 2012 were RMB10.8 million (US$1.7 million), as a result of the decline in the results of operations of our Shanggu business unit compared with the previous estimates at the end of 2011.

        Net change in fair value.    Net change in fair value in 2012 included RMB10.5 million (US$1.7 million) as a result of the fair value change of the contingent consideration payable in respect of our company's acquisition of the Shanggu business unit in June 2011, and RMB1.5 million (US$0.2 million) as a result of the decline in the fair value of a financial liability, which was related to the share options held by a former-employee. The change in the contingent consideration payable resulted primarily from the disparity between estimated and actual revenue and earnings in 2012, and the re-estimated revenue and earnings for 2013 for the Shanggu business unit.

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

        The CIT Law, under which foreign invested enterprises, or FIEs, and domestic companies are subject to enterprise income tax at a uniform rate of 25%, became effective on January 1, 2008. In accordance with the CIT Law, enterprises that previously received preferential tax treatments granted by relevant tax authorities underwent a transition period. Enterprises previously subject to an enterprise income tax rate lower than 25% continued to enjoy the lower rate and gradually transitioned to the new tax rate within five years after the effective date of the CIT Law.

        As Shanghai Ruifeng and Anshijie are both registered in Shanghai PuDong New Area and Shenzhen CIR is registered in Shenzhen Special Economic Zone, they were subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, their respective income tax rate increased progressively from 18% to 25% from 2008 to 2012, according to preferential treatments granted by the PRC central and local governments.

        In October 2009, Huachuang, obtained a Software Enterprise Certification which entitled it to exemption from corporate income tax in 2009 and 2010.

        In August 2011, Kudian, obtained a Software Enterprise Certification which entitled it to exemption from corporate income tax in 2011 and 2012, in which it had taxable income and a 50% reduction in corporate income tax for each of the following three years from 2013 to 2015.

        On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Implementation Measures on the Pilot Progress of Replacing Business Tax with Value-Added Tax in Transport and Some Modern Service Industries. On July 31, 2012, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Expanding the Pilot Progress of Replacing Business Tax with Value-Added Tax, or the VAT Pilot Rules, to Beijing and the other eight provinces and cities. According to the VAT Pilot Rules, the sales tax was changed from business tax to VAT for certain service industries, including consulting service and advertising industries, in Shanghai, Beijing and Shenzhen. Some of our subsidiaries located in Beijing were recognized as VAT general taxpayers at the rate of 6% from September 1, 2012 according to the VAT Pilot Rules and discontinued paying business tax. Under the CIT Law, dividends from our PRC subsidiaries out of earnings generated after January 1, 2008, are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules promulgated by the PRC tax authorities, the effective withholding tax is currently 10%. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividend payments are not subject to withholding tax in the British Virgin Islands or the Cayman Islands.

        Under the CIT Law, enterprises established under the laws of foreign countries or regions and whose "de facto management bodies" are located within the PRC are considered PRC resident enterprises, and will be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the CIT Law, "de facto management bodies" are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC CIT Law and be subject to PRC enterprise income tax at the rate of 25% on our worldwide income. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends distributed to our investors and gain on sale of our shares may be subject to PRC withholding taxes, and we may be subject to PRC taxation on our worldwide income under the CIT Law."

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

	For the Years Ended December 31,
	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)(1)
	(in thousands)
Net revenue	530,829	604,559	748,133	120,084
Costs and Expenses
Commissions and other agent-related costs	(318,872)	(428,920)	(455,282)	(73,078)
Operating costs	(199,670)	(296,652)	(175,330)	(28,142)
Selling, general and administrative expenses	(176,271)	(218,110)	(177,475)	(28,487)
Goodwill impairment losses	—	(30,614)	(10,755)	(1,726)
Net change in fair value	—	25,716	11,989	1,924
Total costs and expenses	(694,813)	(948,580)	(806,853)	(129,509)
Income (loss) from operations	(163,984)	(344,021)	(58,720)	(9,425)
Interest income	6,685	5,845	2,324	373
Other income	9,350	2,086	6,497	1,043
Foreign currency exchange loss	(12,161)	(5,713)	(19)	(3)
Income (loss) before income tax and share of associates' losses	(160,110)	(341,803)	(49,918)	(8,012)
Income tax	(2,985)	(1,103)	(2,713)	(435)
Share of associates' (losses)/income	(605)	2,496	2,547	409
Net income (loss)	(163,700)	(340,410)	(50,084)	(8,038)
Non-controlling interest	1,462	3,895	(3,427)	(550)
Net income (loss) attributable to IFM Investments Limited	(162,238)	(336,515)	(53,511)	(8,588)

(1)
Translations from Renminbi to U.S. dollars have been made at the noon buying rate of RMB6.2301 to US$1.00, the rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 31, 2012.

        Selected financial information and operational data relating to each of our business lines is set forth below for the years indicated:

	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)(1)
Company-owned brokerage services
Net revenues (in thousands)	482,371	513,375	623,927	100,147
Average number of operating sales offices(2)	451	517	326	326
Average monthly net revenues per operating sales office (in thousands)	89.1	82.7	159.5	25.6
Primary and Commercial Services
Net revenues (in thousands)	7,066	44,735	85,115	13,662
Aggregate gross floor area of properties sold (in thousand square meters)	45	224	444	444
Mortgage management services
Net revenues (in thousands)	24,381	22,903	25,686	4,123
Amount of referred mortgages and home equity loans (in thousands)	4,425,031	2,842,539	2,860,512	459,144
Average entrusted and mortgage credit loan balance outstanding (in thousands)	10,422	39,950	41,490	6,659
Franchise services
Net revenues (in thousands)	17,011	23,546	13,405	2,152
Number of regional sub-franchisors as of year end	28	28	25	25

(1)
Translations from Renminbi to U.S. dollars have been made at the noon buying rate of RMB6.2301 to US$1.00, the rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States on December 31, 2012.

(2)
Equals the sum of the number of sales offices under operation that existed at the end of each month (excluding temporarily closed offices) in the applicable period, divided by the number of months in such period.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Net revenues.    Our net revenues increased by RMB143.5 million, or 23.7%, from RMB604.6 million for the year ended December 31, 2011 to RMB748.1 million (US$120.1 million) for the year ended December 31, 2012. This increase was primarily due to the significantly higher sales and purchase transaction volumes from both company-owned brokerage services and primary and commercial services in 2012, as well as a continued recovery in the overall real estate market since the second quarter of 2012.

        Company-Owned Brokerage Services.    Net revenues from our company-owned brokerage services increased by RMB110.5 million, or 21.5%, from RMB513.4 million for the year ended December 31, 2011 to RMB623.9 million (US$100.1 million) for the year ended December 31, 2012. The increase was mainly due to higher transaction volumes and improved per-sales office performance in 2012. The number of total sales and purchase transactions increased from approximately 13,400 in 2011 to approximately 16,800 in 2012, among which the number of sales and purchase transactions of new homes increased from approximately 3,100 in 2011 to approximately 4,080 in 2012. The average number of our company-owned sales offices in operation decreased to 326 for the year ended December 31, 2012, from 517 for the year ended December 31, 2011. As a result of the foregoing, our average monthly net revenues per operating sales office increased to approximately RMB159,500 (US$25,602)

for the year ended December 31, 2012 from approximately RMB82,700 for the year ended December 31, 2011.

        Primary and Commercial Services.    Net revenues from our primary and commercial services increased by RMB40.4 million, or 90.4%, from RMB44.7 million for the year ended December 31, 2011 to RMB85.1 million (US$13.7 million) for the year ended December 31, 2012. This increase was primarily due to commissions generated from the sale of a total GFA of approximately 444,350 square meters of new properties in 2012 as compared to a total GFA of approximately 224,400 square meters of new properties sold in 2011. The increased sales volumes resulted mainly from our acquisition of Shanggu in 2011 to expand our primary and commercial services.

        Mortgage Management Services.    Net revenues from our mortgage management services increased by RMB2.8 million, or 12.2%, from RMB22.9 million for the year ended December 31, 2011 to RMB25.7 million (US$4.1 million) for the year ended December 31, 2012. This increase was primarily due to an increase in revenue and service fees earned from mortgage credit loans provided by our company. We provided services for referred mortgages and home equity loans with an aggregate amount of RMB2.9 billion (US$0.5 billion) to our customers in 2012, as compared with RMB2.8 billion in 2011. The revenues generated from advising consumers for home equity loans and providing entrusted and mortgage credit loans accounted for 59% of total mortgage services revenues in 2012. As of December 31, 2012, our total outstanding entrusted loans and mortgage loans receivable balance was RMB35.2 million (US$5.6 million), with an average loan-to-value ratio of approximately 50%.

        Franchise Services.    Net revenues from our franchise services decreased by RMB10.1 million, or 43.0%, from RMB23.5 million for the year ended December 31, 2011 to RMB13.4 million (US$2.2 million) for the year ended December 31, 2012. This decrease was primarily attributable to higher initial franchise fees received in 2011 as we granted licenses to two new regional sub-franchisors in 2011, compared with the resale of franchise rights in one location, the city of Urumqi, a regional sub-franchise, in 2012, and a decrease in royalty revenues paid by some regional sub-franchisors in 2012 due to their performance.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs accounted for 70.9% and 60.9% of net revenues for the years ended December 31, 2011 and 2012, respectively, and increased by RMB26.4 million, or 6.2%, from RMB428.9 million for the year ended December 31, 2011 to RMB455.3 million (US$73.1 million) for the year ended December 31, 2012. This increase was primarily attributable to higher commission expenses in 2012 as a result of the significant increase in commission revenues from company-owned brokerage services and primary and commercial services, partially offset by a decrease in salary and benefits for sales staff as a result of a decrease in the number of sales staff employed during 2012. We had an average of approximately 5,360 company-owned brokerage services sales staff in 2012, as compared to approximately 8,150 in 2011. As to the variable costs, our consolidated commission expenses were RMB245.7 million (US$39.4 million) and RMB166.6 million, or 32.8% and 27.6% as a percentage of total consolidated net revenues for 2012 and 2011 respectively.

        Operating costs.    Our operating costs represented 49.1% and 23.4% of our net revenues for the years ended December 31, 2011 and 2012, respectively, and decreased by RMB121.4 million, or 40.9%, from RMB296.7 million for the year ended December 31, 2011 to RMB175.3 million (US$28.1 million) for the year ended December 31, 2012. This decrease was primarily due to a decrease in rental costs and store closure-related costs resulting from the lower average number of sales offices in the company-owned brokerage network in 2012 as compared to 2011. Excluding store closure-related costs of approximately RMB6.5 million (US$1.0 million), total operating costs in fiscal year 2012 would have been RMB168.8 million (US$27.1 million). Total depreciation and amortization expenses for 2012 were RMB28.2 million (US$4.5 million).

        Selling, general and administrative expenses.    Our selling, general and administrative expenses accounted for 36.1% and 23.7% of our net revenues for the years ended December 31, 2011 and 2012, respectively, and decreased by RMB40.6 million, or 18.6%, from RMB218.1 million for the year ended December 31, 2011 to RMB177.5 million (US$28.5 million) for the year ended December 31, 2012. This decrease was largely due to a decrease in marketing expenses, the number of non-sales staff and other general and administrative expenses in 2012.

        Net change in fair value.    Our net change in fair value in 2012, which was recognized as a gain, included RMB10.5 million (US$1.7 million) as a result of the fair value change of the contingent consideration payable in respect of our company's acquisition of the Shanggu business unit in June 2011, and RMB1.5 million (US$0.2 million) as a result of the decline in the fair value of a financial liability, which was related to the share options held by a former employee. The fair vlaue change in the contingent consideration payable resulted primarily from the disparity between estimated and actual revenue and earnings in 2012, and the re-estimated revenue and earnings for 2013 for the Shanggu business unit.

        Goodwill impairment losses.    Our goodwill impairment losses in 2012 were RMB10.8 million (US$1.7 million), as a result of the shortfall in the results of operations of our Shanggu business unit as compared to those previously estimated.

        Interest income.    Our interest income decreased by RMB3.5 million, or 60.3%, from RMB5.8 million for the year ended December 31, 2011 to RMB2.3 million (US$0.4 million) for the year ended December 31, 2012. Cash and cash equivalents decreased from RMB235.5 million as of December 31, 2011 to RMB191.0 million (US$30.7 million) as of December 31, 2012.

        Foreign currency exchange loss.    We had foreign currency exchange loss of RMB5.7 million for the year ended December 31, 2011, while we did not incur much foreign currency exchange loss for the year ended December 31, 2012, primarily due to the decrease of balances in U.S. dollars and the appreciation of the RMB against the U.S. dollar in 2012.

        Income tax.    Income tax increased from RMB1.1 million for the year ended December 31, 2011 to RMB2.7 million (US$0.4 million) for the year ended December 31, 2012, mainly because of the profitable results for the primary and commercial segment.

        Share of associates' income.    Share of associates' income was RMB2.5 million (US$0.4 million) for both the years ended December 31, 2011 and 2012.

        Net income.    As a result of the foregoing, we had a net loss of RMB50.1 million (US$8.0 million) for the year ended December 31, 2012 as compared to a net loss of RMB340.4 million for the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Net revenues.    Our net revenues increased by RMB73.8 million, or 13.9%, from RMB530.8 million for the year ended December 31, 2010 to RMB604.6 million for the year ended December 31, 2011. This year-over-year increase was primarily due to the increase in the revenues from our company-owned brokerage services and primary and commercial services.

        Company-Owned Brokerage Services.    Net revenues from our company-owned brokerage services increased by RMB31.0 million, or 6.4%, from RMB482.4 million for the year ended December 31, 2010 to RMB513.4 million for the year ended December 31, 2011. The increase was mainly due to slightly higher sales and purchase transaction volumes, higher commission rates for new homes sales and the increase in the rental commission revenues in 2011. The number of total sales and purchase transactions increased from approximately 13,000 in 2010 to approximately 13,400 in 2011, among which the number of sales and purchase transactions of new homes increased from approximately 700 in 2010 to approximately 3,100 in 2011, respectively. The average number of our company-owned sales offices increased to 541 for the year ended December 31, 2011 (including 24 average number of sales offices which were temporarily closed), from 451 for the year ended December 31, 2010. As a result of the foregoing, our average monthly net revenues per operating sales office decreased to approximately RMB82,700 for the year ended December 31, 2011 from approximately RMB89,100 for the year ended December 31, 2010. As a result of the current downturn of the real estate market and along with our cost reduction strategy, we started to close our operating sales offices in the 2nd half of 2011. The number of our operating sales offices was 386 and 328 as of December 31, 2011 and March 31, 2012, respectively.

        Primary and Commercial Services.    Net revenues from our primary and commercial services increased by RMB37.6 million, or 529.6%, from RMB7.1 million for the year ended December 31, 2010 to RMB44.7 million for the year ended December 31, 2011. This increase was primarily due to commissions generated from the sale of a total GFA of approximately 224,400 square meters of new homes as compared to a total of GFA of approximately 45,000 square meters new homes sold in 2010. The increased sales volumes resulted mainly from our acquisition of Shanggu in 2011 to expand our primary and commercial services. This increase in revenues from primary and commercial services was also due to revenues from consulting services provided on several new commercial development projects in 2011.

        Mortgage Management Services.    Net revenues from our mortgage management services decreased by RMB1.5 million, or 6.1%, from RMB24.4 million for the year ended December 31, 2010 to RMB22.9 million for the year ended December 31, 2011. This decrease was primarily due to lower mortgage loan volume brokered by our company in 2011, as a result of the restrictive lending policies implemented in China from early 2011. We provided services for referred mortgages and home equity loans with an aggregate amount of RMB2.8 billion to our customers in 2011, as compared with RMB4.4 billion in 2010. In order to mitigate such decline, we have been diversifying our product and services offerings such as providing home equity loans, entrusted loans and mortgage credit loans. The revenues generated from advising consumers for home equity loans and providing entrusted and mortgage credit loans accounted for 54% of total mortgage services revenues in 2011. As of December 31, 2011, our total outstanding entrusted loans and mortgage loans receivable balance was RMB37.5 million, with an average loan-to-value ratio of approximately 50%.

        Franchise Services.    Net revenues from our franchise services increased by RMB6.5 million, or 38.2%, from RMB17.0 million for the year ended December 31, 2010 to RMB23.5 million for the year ended December 31, 2011. The year-over-year increase was primarily due to the initial franchise fees recognized in 2011 for the licenses granted to two new regional sub-franchisors in the cities of Nanjing and Xuzhou in 2011, offset by a decrease of RMB2.8 million in royalty revenues.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs accounted for 60.1% and 70.9% of net revenues for the year ended December 31, 2010 and 2011, respectively and increased by RMB110.0 million, or 34.5%, from RMB318.9 million for the year ended December 31, 2010 to RMB428.9 million for the year ended December 31, 2011. The increase was mainly due to the increases in fixed salaries and benefit costs for our company-owned brokerage services from RMB158.2 million in 2010 to RMB242.7 million in 2011 as a result of higher sales staff headcount. We had an average of approximately 8,150 company-owned brokerage services sales staff in 2011, as compared to approximately 6,130 in 2010. As to the variable costs, our consolidated commission expenses were RMB166.6 million and RMB153.5 million, or 27.6% and 28.9% as a percentage of total consolidated net revenues for 2011 and 2010, respectively.

        Operating costs.    Our operating costs represented 37.6% and 49.1% of our net revenues for the years ended December 31, 2010 and 2011, respectively, and increased by RMB97.0 million, or 48.6%,

from RMB199.7 million for the year ended December 31, 2010 to RMB296.7 million for the year ended December 31, 2011. We have incurred approximately RMB34.3 million write-off charges in sales office closing related costs such as unamortized leasehold improvement and forfeited rental deposits in 2011. In addition, the year-over-year increase was also due to a RMB31.1 million increase in rental costs and a RMB27.6 million increase in other store related costs as a result of overall higher number of sales offices as well as more operating cost incurred in the primary and commercial services as a result of the acquisition of Shanggu in 2011. Total depreciation and amortization expenses for the year 2011 were RMB34.6 million.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses accounted for 33.2% and 36.1% of our net revenues for the years ended December 31, 2010 and 2011, respectively, and increased by RMB41.8 million, or 23.7%, from RMB176.3 million for the year ended December 31, 2010 to RMB218.1 million for the year ended December 31, 2011. The year-over-year increase was largely due to an increase in the number of non-sales staff, expansion of the primary and commercial services segment and an increase in marketing expenses incurred in 2011.

        Net change in fair value.    Our net decrease in the fair value of RMB25.7 million related to the contingent consideration payable for our acquisition of Shanggu in the second quarter of 2011. The changes in the contingent consideration payable resulted from a decline in year-end estimated revenue and earnings of Shanggu for 2012 and 2013 from those previously estimated, which reduced the estimated contingent consideration payable to the seller of Shanggu, resulting in recognition of a gain.

        Goodwill impairment losses.    Our goodwill impairment losses included a RMB4.4 million impairment loss from Shenzhen CIR and RMB26.2 million impairment loss from Shanggu, as a result of the decline of the business conditions of the related entities due to the continuing nationwide slowdown in the real estate market.

        Interest income.    Our interest income decreased by RMB0.9 million, or 13.4%, from RMB6.7 million for the year ended December 31, 2010 to RMB5.8 million for the year ended December 31, 2011. Cash and cash equivalents decreased from RMB520.6 million as of December 31, 2010 to RMB235.5 million as of December 31, 2011.

        Foreign currency exchange loss.    Our foreign currency exchange loss decreased from RMB12.2 million for the year ended December 31, 2010 to RMB5.7 million for the year ended December 31, 2011 primarily due to appreciation of the RMB against the U.S. dollar and the decrease of balances in U.S. dollars in 2011.

        Income tax.    Income tax decreased from RMB3.0 million for the year ended December 31, 2010 to RMB1.1 million for the year ended December 31, 2011, primarily due to the decrease of income from operations by our operating subsidiaries from 2010 to 2011 as a result of the current downturn of the real estate market.

        Share of associates' (losses)/income.    Share of associates' (losses)/income increased from share of associates' loss of RMB0.6 million for the year ended December 31, 2010 to share of associates' income of RMB2.5 million for the year ended December 31, 2011, mainly due to the fact that one of our equity investees, Tianjin Shiji TianRe Equity Investment Fund Management Limited Partnership ("Fund Management Partnership"), generated profits in 2011 as a result of its business development.

        Net income.    As a result of the foregoing, we had a net loss of RMB340.4 million for the year ended December 31, 2011 as compared to a net loss of RMB163.7 million for the year ended December 31, 2010.

        Inflation.    Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was negative 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

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

Company-Owned Brokerage Services

        Our company-owned brokerage services business earns most of its revenues from brokerage commissions from secondary real estate property sales and purchases transactions, and brokerage commissions from primary real estate property sales and purchase transactions, and to a lesser extent leasing transactions. This commission income is recorded as revenue upon meeting the revenue recognition criteria described above, including the signing of a real estate sales and purchase agreement or rental agreement, and the relevant purchase contract between the property developer and the property buyer becomes unconditional or irrevocable, and the services as stipulated in the relevant agency contract have been rendered by us. All revenue amounts are net of any sales discounts that management estimates based on current circumstances at the time of the sale and historical experience of anticipated subsequent discounts granted to customers. We may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as total volume over a pre-determined period. These additional agency service revenues are recognized when we have accomplished the required targets.

        Deferred revenues are recognized when payments are received in advance of revenue recognition.

Primary and Commercial Services

        We provide marketing and sales agency services to real estate developers. We recognize the commission revenue when the relevant purchase contract between the property developer and the property buyer becomes unconditional or irrevocable, and the services as stipulated in the agency contracts have been rendered by us. We may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as total volume over a pre-determined period. These additional agency service revenues are recognized when we have accomplished the required targets.

        For new commercial properties, we recognize commission revenue when the relevant purchase contract between the property developer and the property buyer becomes unconditional or irrevocable, the services as stipulated in the relevant agency contracts have been rendered by us, and the purchase amount set forth in the relevant purchase contract has been received by the property developer. Therefore, we recognize commission revenue in installments in proportion to the purchased amount that has been received by the property developer under the relevant purchase contract, or in installments as agreed with the developers under the contractual terms.

        We provide real estate consulting and agency services to commercial property developers. We recognize revenue on consulting services when we have completed our services.

Mortgage Management Services

        We provide mortgage management services, many of which are provided in connection with our company-owned brokerage services business.

        The mortgage management services income is recognized on a net basis when the mortgage loan funds are disbursed by banks to the customers. The financial guarantee revenue is recognized when the respective mortgage pledge documents are collateralized by the banking institutions. We had RMB0.9 million (US$0.1 million) in interim financial guarantees outstanding as of December 31, 2012.

        Starting from the third quarter of 2010, we began offering entrusted and mortgage credit loans through our partnership arrangement with certain banks and through the mortgage credit to consumers. Income for the entrusted and mortgage credit loans is recognized in the income statement over the lives of the loans, based on effective interest rates. We review the carrying amounts of entrusted and mortgage credit loans at each quarter end or more frequently if circumstances indicated impairment may have occurred. We did not incur any impairment losses on the entrusted and mortgage credit loans for the year 2012.

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

        As of December 31, 2012, we had contingent consideration payable in the amount of RMB33.8 million (US$5.4 million).

Redeemable non-controlling interest

        We determine the fair value of the redeemable non-controlling interest using a combination of a discounted cash flow model and market comparables of similar transactions and companies. Before June 30, 2014 when the non-controlling interest is not currently redeemable, but it is probable that it will become redeemable, we will recognize any subsequent changes in the redemption value immediately as they occur with the carrying amount adjusted to the redemption value at the end of each reporting period. Subsequent to June 30, 2014, when the non-controlling interest becomes currently redeemable, we will adjust its carrying amount to the maximum redemption value as of the balance sheet date for each period end. These adjustments to redemption value are calculated after allocating the net income or loss attributable to this non-controlling interest. These periodic adjustments are reflected only to the extent of any excess of the redemption value over fair value in the calculation of our net loss per share.

        As of December 31, 2012, we had a balance of redeemable non-controlling interest of RMB69.4 million (US$11.1 million).

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

        Allowances for doubtful accounts charged to selling, general and administrative expenses were RMB9.0 million, RMB14.3 million and RMB12.1 (US$1.9 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The allowance for doubtful accounts ending balance of RMB10.4 million, RMB15.5 million and RMB17.3 (US$2.8 million) as of December 31, 2010, 2011 and 2012, respectively, represents a net ending balance after actual write-offs during the year. Accounts receivable are stated net of such allowance balances at the end of year.

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

        No impairment of loans receivable was recognized for the years ended December 31, 2010, 2011 and 2012.

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

Goodwill, indefinite-lived and other amortized intangible assets

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

        We test goodwill for impairment at the reporting unit level on an annual basis, or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount.

        We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheets may exist. The timing of an impairment test may result in changes to our statements of operations in our current reporting year that could not have been reasonably foreseen in prior years. Application of an impairment test of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit, which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheets. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. We recognized a RMB10.8 million (US$1.7 million) impairment loss from Shanggu in 2012, as a result of the shortfall in the results of operations of Shanggu business unit, as compared to those previously estimated. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge. See Note 2(i) "Goodwill and indefinite-lived intangible assets" in the Consolidated Financial Statements for additional information.

Impairment of long-lived assets

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. Determination of recoverability is based on estimates and changes in these estimates and assumptions could materially impact our financial position and results of operations. No impairment of long lived assets was recognized for the years ended December 31, 2010, 2011 and 2012.

Share-based Compensation

        We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees' requisite service period. For options that were granted with performance conditions which vest subsequent to our initial public offering, share-based compensation expenses would be recognized upon the offering using the graded-vesting method. Share-based compensation for the remaining options granted with service conditions are recognized using straight-line method, net of a forfeiture rate, over the requisite service period of the award, which is the vesting term, based on the fair value of the award on the grant date. Share-based compensation expense is charged to additional paid-in capital in the consolidated balance sheets. In determining the fair value of share options granted, the Black-Scholes valuation model is applied. Determining the value of our share-based compensation expenses in future periods requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future.

        In determining the fair value of our ordinary shares on each grant date before our initial public offering, we relied in part on a valuation report prepared by an independent valuer based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the final determination as to the fair value of our share awards was made by our management. To determine the fair value of our ordinary shares, the three generally accepted approaches were considered: the cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of companies which are a going concern, as it does not capture the future earning potential of the business. Given that our current stage of development is different from those of other publicly listed companies in the same industry, comparability of peer companies' financial metrics and the relevance of the market approach were considered low. In view of the above, we considered the income approach to be the most appropriate method to derive the fair values of our ordinary shares. After our public listing on January 28, 2010, the quoted price in the open market for our ordinary shares became available and served as Level 1 input in determining the fair value of our options granted after this date.

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

Income Taxes

        We currently have deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, all of which are available to reduce future income taxes payable in our significant tax jurisdictions. The largest component of our deferred tax assets are operating loss carry forwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a valuation allowance to offset the deferred tax assets. As of December 31, 2010, 2011 and 2012, we recognized a total valuation allowance of RMB62.6 million, RMB152.9 million and RMB168.1 million (US$27.0 million), respectively. If we subsequently determine that all or a portion of the carry forwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. We made significant judgment in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2010, 2011 and 2012. As of December 31, 2012, we did not have any significant unrecognized uncertain tax positions.

B.    OUR LIQUIDITY AND CAPITAL RESOURCES

        Through December 31, 2012, our principal sources of liquidity were cash generated from our operating activities and the proceeds from our initial public offering in 2010. Our net cash used in operating activities was RMB118.5 million, RMB315.0 million and RMB31.7 million (US$5.1 million) for the years ended December 31, 2010, 2011 and 2012, respectively. Consequently, our accumulated deficit was RMB301.9 million, RMB638.4 million and RMB691.9 (US$111.1 million) as of December 31, 2010, 2011 and 2012, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments placed with banks and other financial institutions that are unrestricted as to withdrawal or use and have maturities of three months or less. Our loans receivables are granted with maturity of less than 12 months.

        We have no debt obligations. On February 2, 2010, we completed an initial public offering with gross proceeds of RMB557.5 million. Since then, we have utilized a significant amount of cash on hand and the proceeds from our initial public offering to open more sales offices in Beijing, Shanghai, Shenzhen and Chengdu as we expanded our network of company-owned brokerage services up to the first quarter of 2011, and expanded mortgage management services and primary and commercial services in 2010 and 2011. We have reduced number of operating sales offices significantly from 621 as of December 31, 2010 to 386 as of December 31, 2011 and to 317 as of December 31, 2012. As a result, we expect to incur less fixed costs for company-owned brokerage services due to the decrease in sales offices and sales staff. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flows and existing cash and bank balances.

        We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as such dividends may only be distributed upon completion of an annual audit of such subsidiary. As we intend to reinvest earnings in further expanding our business, we currently do not plan to declare dividends in 2013.

        The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash used in operating activities	(118,458)	(314,966)	(31,734)	(5,093)
Net cash (used in) provided by investing activities	(195,272)	29,574	(5,165)	(829)
Net cash (used in) provided by financing activities	510,085	5,702	(7,486)	(1,202)
Effects of foreign exchange rate changes on cash and cash equivalents	(10,297)	(5,507)	(17)	(3)
Net increase (decrease) in cash and equivalents	186,058	(285,197)	(44,402)	(7,127)
Cash and cash equivalents at the beginning of the year	334,589	520,647	235,450	37,792
Cash and cash equivalents at the end of the year	520,647	235,450	191,048	30,665

Operating Activities

        Our operating activities primarily consist of our company-owned brokerage services, primary and commercial services, mortgage management services and franchise services. The timing of when we collect our fees on all of the business lines may differ from when we recognize revenues, which may result in significant changes in certain of our related balance sheet items such as deferred revenues and accounts receivable.

        For the year ended December 31, 2012, net cash used in operating activities amounted to RMB31.7 million (US$5.1 million), primarily due to the RMB50.1 million (US$8.0 million) net loss during the period and an increase of RMB91.3 million (US$14.6million) in accounts receivable, offset mainly by RMB67.0 million (US$10.8 million) in accrued expense and other current liabilities. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2012 were RMB28.2 million (US$4.5 million) in depreciation and amortization expenses, RMB3.5 million (US$0.6 million) in share-based compensation expenses and RMB12.1 million (US$1.9 million) in the provision of doubtful accounts.

        For the year ended December 31, 2011, net cash used in operating activities amounted to RMB315.0 million, primarily due to the RMB340.4 million net loss during the period and, to a lesser degree, an increase of RMB14.3 million in the provision for doubtful accounts resulting from the increase in revenues in 2011.

        For the year ended December 31, 2010, net cash used in operating activities amounted to RMB118.5 million, primarily due to the RMB163.7 million net loss during the period and, to a lesser degree, an increase of RMB25.3 million in accrued expenses and other current liabilities due to an increase in commissions and other agent-related costs, operating costs and selling, general and administrative expenses and an increase of RMB22.9 million in depreciation and amortization due to the increase in number of our operating sales stores.

Investing Activities

        Our investing activities primarily relate to our purchases and disposals of equipment, placement of time deposits with banks with maturities between three months and one year, and business combinations activities.

        Net cash used in investing activities amounted to RMB5.2 million (US$0.8 million) for the year ended December 31, 2012, primarily as a result of the net effect of mortgage credit loan repayments of RMB2.5 million (US$0.4 million) and purchase of property, plant and equipment of RMB8.1 million (US$1.3 million).

        Net cash provided by investing activities amounted to RMB29.6 million for the year ended December 31, 2011, which was mainly comprised of an initial payment of RMB25.0 million for the acquisition of Shanggu, consumer loans of RMB72.1 million provided cumulatively in 2011, and the purchase of property, plant and equipment of RMB37.8 million, and was offset by matured time deposits of RMB120.0 million and repayment of entrusted and mortgage credit loans totalling RMB47.0 million.

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

        Net cash used in financing activities amounted to RMB7.5 million (US$1.2 million) for the year ended December 31, 2012, as a result of an increase in restricted cash.

        Net cash provided by financing activities amounted to RMB5.7 million for the year ended December 31, 2011, as a result of an increase of RMB19.2 million in restricted cash offset by share repurchases of RMB15.3 million.

        Net cash provided by financing activities amounted to RMB510.1 million for the year ended December 31, 2010 as a result of gross proceeds of RMB557.5 million received from the issuance of ordinary shares (in the form of ADSs) upon our initial public offering and offset by share repurchases of RMB26.8 million.

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

        We offer our mortgage management services under the trade name of Kaisheng Jinglue in Beijing and Shanghai. We have registered the trademark of Kaisheng Jinglue in China with a term of ten years ending on March 6, 2023, in a range of classes, including insurance brokerage services, mortgage credit, trust, guarantee services, leasing guarantee services, insurance consulting and real estate agent services.

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events, including those listed under "Key Information—Risk Factors," for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

        As is customary in the mortgage management industry in Beijing, we provided interim guarantees to commercial banks in respect of the mortgage loans they extend to property buyers. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which typically takes one to six months. The fair value of the interim guarantees as of December 31, 2010, 2011 and 2012 was immaterial.

        The contingent guarantee obligation in connection with our provision of interim guarantees was RMB0.9 million (US$0.1 million) as of December 31, 2012. Since the second quarter of 2010, due to changes in the market practice in the mortgage management industry in Beijing, we no longer provide interim guarantees to our mortgage management service customers. We have not experienced any losses associated with our interim guarantees.

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

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table sets forth our contractual obligations as of December 31, 2012:

Contractual Obligations (in thousands of RMB)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating Lease Obligations	217,127	99,748	101,084	15,236	1,059
Minimum Service Fees	7,632	623	1,246	1,246	4,517
Contingent Consideration payable	33,774	24,724	9,050	—	—
Long-term Deposits Payable	10,541	933	2,206	1,661	5,741

Total	269,074	126,028	113,586	18,143	11,317

Operating Leases

        Our operating lease agreements are principally for our administrative offices and real estate brokerage sales offices. These leases have expiration dates, the latest of which is in 2017.

Minimum Service Fees

        Pursuant to the master sub-franchise agreement entered into with Realogy, we are required to pay an annual minimum service fee to Realogy for the licensing of the CENTURY 21® brand. The minimum annual service fee is the greater of US$100,000 (RMB623,010) or an amount calculated by multiplying US$500 (RMB3,115) by the number of sales offices in our CENTURY 21® franchise network, to be adjusted for inflation or deflation.

Contingent Consideration Payable

        The contingent consideration payable arose from our acquisition of Shanggu in the second quarter of 2011 and is measured at fair value. The contingent consideration payable as of December 31, 2012 was RMB33.8 million (US$5.4 million).

Long-term Deposits Payable

        We receive security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2012 were RMB10.5 million (US$1.7 million).

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

H.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In July 2012, the FASB issued revised guidance on "Testing Indefinite-Lived Intangible Assets for Impairment." The revised guidance applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass a qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In February 2013, the FASB issued revised guidance on "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance is not applicable to us.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth our current directors, and executive officers, their ages as of the date of this annual report and the positions held by them. The business address for each of our directors and executive officers, is 26/A, East Wing, Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing 100004, People's Republic of China.

Name	Age	Position
Donald Zhang	59	Chairman, Chief Executive Officer
Harry Lu	46	Vice Chairman, President
Kevin Cheng Wei	45	Director and Chief Financial Officer
Weiping Zhang	59	Director and Vice President
Jennifer Tang	46	Director
Qiang Chai	51	Independent Director
Liang Pei	44	Independent Director
Conor Chiahung Yang	50	Independent Director
Bo Ren Kwan	50	Independent Director
Sheng Kang	39	General Manager of Mortgage Management Services Business Unit
Hau Piu Ip	38	General Manager of Shanghai Ruifeng
Hailong Kou	49	General manager of Beijing Anxin

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

        Mr. Weiping Zhang has served as general manager of our franchise business unit since 2013. From 2006 to 2013, he was the chairman of Shanghai Ruifeng. He has served as vice president since 2002 and as a director since 2006. From 2004 to 2007, he was senior vice president of IFM Beijing. From 2002 to 2004, he was general manager for IFM BJ Broker. He was the representative of Maxpro International Enterprises, Inc. Beijing office from 1993 to 2002. Maxpro is an import and export and real estate investments company. From 1992 to 1993, Mr. Zhang was the Assistant General Manager of Hong Kong Donglong Company. Mr. Zhang received his bachelor's degree from Beijing Foreign Language Institute.

        Ms. Jennifer Tang has served as our director since 2009. Ms. Tang joined Avenue Asia Singapore Pte Ltd in 2006 and serves as its senior managing director responsible for asset management and legal matters for the Avenue Asia Strategy. From 2000 to 2006, Ms. Tang held various positions with Hutchison Whampoa Limited, including serving as group senior legal counsel of Hutchison Telecommunications International Ltd, a public company listed on the New York Stock Exchange and the Stock Exchange of Hong Kong. Ms. Tang received her bachelor's degree in commerce and a bachelor's degree in law from the University of New South Wales. She is currently admitted as a solicitor in New South Wales and Hong Kong.

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

        Mr. Liang Pei has served as our independent director since January 2010. Mr. Pei has also served as the independent director of Baiyuan Costume Co. Ltd. since 2011. Mr. Pei has served as the secretary general of China Chain Store & Franchise Association since 2002 and an independent director of Fujian New Hua Du Supercenter Co., Ltd. since 2007. From 1992 to 2002, he worked as an official with Ministry of Internal Trade. Mr. Pei received his bachelor's degree in commerce and economics and doctorate degree in business administration, both from Renmin University of China.

        Mr. Conor Chiahung Yang has served as our independent director since January 2010. Mr. Yang is the chief financial officer of Tuniu.com since January 2013. He was the chief financial officer of

DangDang.com (Nasdaq: DANG) from March 2010 to July 2012. Prior to joining DangDang.com, he served as chief financial officer of AirMedia Group Inc. (Nasdaq: AMCN) from March 2007 to March 2010. He was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and worked at Morgan Stanley Asia from 1992 to 1994. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor's degree from Fu Jen University in Taiwan in 1985.

        Mr. Bo Ren Kwan has served as our director since 2012. Mr. Kwan joined ZY Real Estate Investment (China) Limited in 2008 and serves as its senior partner and managing director. Mr. Kwan worked for ING Group from 1994 to 2007. He was the chief financial officer of ING Real Estate Investment Asia from 2005 to 2007, and was a member of its Asia Executive Committee responsible for new fund development and held a con-current position as the chief executive officer of ING Asia Retail Fund during his final year. Previously, he was a managing director of ING Real Estate China from 2003 to 2005. From 1994 to 2002, he was a managing director of Baring Private Equity Partners responsible for private equity investment in the China market. Mr. Kwan is a UK Chartered Accountant and worked for KPMG in London from 1985 to 1992. He is licensed by the Hong Kong Securities and Futures Commission on asset management and advisory activities. Mr. Kwan received his bachelor's degree in physics from the University of Nottingham.

        Mr. Sheng Kang has served as general manager of our mortgage management services business unit since 2008. From 2007 to 2009, he was the general manager of Beijing Kaisheng Jinglue Guarantee Co. Limited. From 2006 to 2007, he was the general manager of Beijing Weijia Anjie Investment Guarantee Co., Ltd. From 2002 to 2006, he was the finance service and trading management director of 5i5j Real Estate Co., Ltd. From 2000 to 2002, Mr. Kang was the deputy general manager of Dongfang Hengji Real Estate Consulting Co., Ltd. of Dongli Group. From 1999 to 2000, he was the project deputy manager of China Xin Xing Construction Development Co., Ltd. Mr. Kang received his bachelor's degree from Wuhan University of Hydraulic and Electrical Engineering and his master's degree from Tsinghua University.

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

        Mr. Hailong Kou has served as the general manager of Beijing Anxin and held a concurrent position of the general manager of Beijing region of Beijing Aifeite International Real Estate Franchise Company Ltd. Prior to that, Mr. Kou was the manager of Maxpro International Enterprises, Inc., Beijing office, from 1995 to 2005. He was the deputy section chief of China National Pharmaceutical and Healthcare Product Import & Export Co., Ltd. from 1991 to 1995. From 1986 to 1991, Mr. Kou served as the engineer of the Beijing Hoisting Machinery Works. He received his bachelor's degree from a branch of Tsinghua University and EMBA in Tsinghua University in Beijing, China.

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

B.    COMPENSATION

        For the year ended December 31, 2012, we paid an aggregate of approximately RMB14.6 million (US$2.3 million) in cash compensation to our executive officers, and we paid an aggregate of RMB732,036 (US$117,500) in cash compensation to our non-executive directors. On July 9, 2012, we adjusted the exercise price of all then outstanding and unexercised options, including those held by our executive officers and directors, according to our stock incentive plan and extended the expiration dates of which to the fifth anniversary as of the date of such adjustment. The total amount set aside or accrued by us to provide pension, retirement or similar benefits for our executive officers and directors for the year ended December 31, 2012 was approximately RMB0.7 million (US$0.1 million).

Stock Incentive Plan

        Stock Incentive Plan.    On August 18, 2006, we adopted a stock incentive plan, or the plan, which was amended on October 19, 2007 and February 1, 2008, to provide additional incentive to those officers, employees, directors, consultants and others who serve our company, in order to strengthen the commitment of such persons to our company, motivate such persons to faithfully and diligently perform their duties and to attract and attain competent and dedicated persons whose efforts will result in our long-term growth and profitability. The plan permits us to grant five types of awards: incentive stock options, nonqualified stock options, restricted shares, restricted share units and other awards. As of December 31, 2012, the ordinary shares reserved for issuance under our plan represented 5.9% of our equity interest on a fully-diluted basis. As of December 31, 2012, after giving effect to our 10-for-1 share split which was effective on January 4, 2010, we had outstanding 37.77 million options to purchase ordinary shares of our company exercisable at a weighted average exercise price at US$0.02 per share option and the aggregate number of ordinary shares underlying these options is 32.97 million. These options generally expire five years after their dates of grant. On July 9, 2012, we extended the expiration dates of all then outstanding and unexercised stock options to the fifth anniversary of the date of such adjustment and amended the exercise prices of such stock options to US$1.18 per ADS, representing 100% of the 30-trading day volume weighted average price per ADS as of the date of such adjustment, except that the exercise price of the then outstanding and unexercised stock options held by Donald Zhang was amended to US$1.30 per ADS, representing 110% of 30-trading day volume weighted average price per ADS as of the date of such adjustment. See Note 21 "Share-Based Compensation" in the Consolidated Financial Statements for additional information.

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

C.    BOARD PRACTICES

Board of Directors

        Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company by way of qualification unless prescribed by special resolutions. A director may, subject to any separate requirement for audit committee approval under applicable law or the listing rules of the New York Stock Exchange, and unless disqualified by the chairman of the relevant board meeting, vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed in accordance with our amended and restated articles of association.. The directors may exercise all the powers of our company which are not, by the Companies Law or its amended and restated articles of association, required to be exercised by shareholders, including the power to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of our company or of any third party.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. A shareholder in our name may have the right to seek damages if a duty owed by our directors is breached.

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

Terms of Directors and Executive Officers

        Our board of directors is divided into three classes. At each annual general meeting one-third of the directors for the time being (or, if their number is not multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation in accordance with the provisions of our amended and restated articles of association. Subject to the provisions of our amended and restated articles of association, upon expiration of the term of a class of directors, directors in that class are eligible for re-election at the annual meeting of the shareholders in the year in which their respective terms expire. The classes of our directors were re-designated, following the effectiveness of our amended and restated articles of association on May 31, 2012, as follows:

            (i)  Donald Zhang, Bo Ren Kwan and Liang Pei were re-designated from Class I directors to Class II directors and their terms will expire at the upcoming annual meeting of shareholders to be held in 2013;

           (ii)  Harry Lu, Kevin Cheng Wei and Qiang Chai were re-designated from Class II directors to Class III directors, and their terms will expire at the annual meeting of shareholders to be held in 2014; and

          (iii)  Weiping Zhang, Jennifer Tang and Conor Chiahung Yang were re-designated from Class III directors to Class I directors, and their terms will expire at the annual meeting of shareholders to be held in 2015.

        Directors added to the board of directors between annual meetings of members by reason of an increase in the authorized number of directors shall belong to the class designated by the board provided that the number of board seats designated to belong to Class I, Class II and Class III must be as nearly equal in number as possible. There is no shareholding qualification for directors unless prescribed by special resolution.

        The classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

        Subject to the Companies Law and our amended and restated articles of association, shareholders may by special resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board. The directors have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Subject to our amended and restated articles of association, any director so appointed by the board shall hold office only until our next annual general meeting and shall then be eligible for re-election.

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

D.    Employees

        We recruit sales professionals for our company-owned sales offices based on their education, qualification, experience and personality. We recruit on an as-needed basis. Most new recruits undergo a probation period before they are formally hired. We had 9,568, 7,562 and 7,394 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our full-time employees by area of responsibility as of the dates indicated

	As of December 31,
	2010	2011	2012
Company management	51	62	69
Sales professionals	7,337	6,718	6,614
Other employees	2,180	782	711

Total	9,568	7,562	7,394

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

E.    SHARE OWNERSHIP

        Please see Item 7.A.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

Beneficial Share Ownership

        The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 19, 2013, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(1)
Directors and Executive Officers:
Donald Zhang(2)	273,925,429	40.2%
Harry Lu(3)	55,492,271	8.3%
Kevin Cheng Wei(4)	7,202,808	1.1%
Weiping Zhang	*	*
Jennifer Tang	—	—
Qiang Chai	—	—
Liang Pei	—	—
Bo Ren Kwan	—	—
Conor Chiahung Yang	—	—
Sheng Kang	*	*
Hau Piu Ip	*	*
Hailong Kou	*	*

All Directors and Executive Officers as a group(5)	288,708,107	41.5%

5% and above Shareholders:
IFM Overseas Partners L.P.(6)	277,417,700	40.5%
Goldman Sachs Strategic Investments (Asia) L.L.C.(7)	141,611,117	21.2%
GL Asia Mauritius II Cayman Limited(8)	91,893,513	13.8%
Columbia Wanger Asset Management, LLC(9)	90,000,000	13.5%

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

(2)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang through IFM Overseas Partners L.P., and (ii) 13,925,429 Class A ordinary shares underlying share options held by Donald Zhang that are exercisable within 60 days after the date of this annual report.

(3)
Includes (i) 52,000,000 of the 260,000,000 Class A ordinary shares held in IFM Overseas Partners L.P. by Harry Lu., and (ii) 3,492,271 Class A ordinary shares underlying share options held by Harry Lu that are exercisable within 60 days after the date of this annual report.

(4)
Includes (i) 1,800,000 Class A ordinary shares and (ii) 5,402,808 Class A ordinary shares underlying share options held by Kevin Cheng Wei that are exercisable within 60 days after the date of this annual report.

(5)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang and Harry Lu through IFM Overseas Partners L.P., (ii) 1,800,000 Class A ordinary shares held by Kevin Cheng Wei, and (iii) 26,908,107 Class A ordinary shares underlying share options held by our directors and executive officers as a group that are exercisable within 60 days after the date of this annual report.

(6)
Includes (i) 260,000,000 Class A ordinary shares held by IFM Overseas Partners L.P., and (ii) 17,417,700 Class A ordinary shares underlying share options held by Donald Zhang and Harry Lu that are exercisable within 60 days after the date of this annual report. IFM Overseas Limited, a corporation incorporated under the laws of the Cayman Islands that acts as the general partner of IFM Overseas Partners L.P. and exercises investment control over the Class A ordinary shares held by this entity. Maxpro International Enterprises, Inc., a New York corporation, owns 100% of the equity interest in IFM Overseas Limited. Donald Zhang owns 100% of the equity interest in Maxpro International Enterprises, Inc. through D&M Capital Corporation. IFM Holding Company Limited and Harry Lu, each a limited partner of IFM Overseas Partners L.P., hold 80% and 20% of the partnership interest in IFM Overseas Partners L.P., respectively. IFM Holding Company Limited is a corporation incorporated under the laws of Cayman Islands, and is 100% owned by Maxpro International Enterprises, Inc.

(7)
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

(8)
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

(9)
Such number of ordinary shares was calculated based upon Schedule 13G/A jointly filed by Columbia Wanger Asset Management, LLC and Columbia Acorn Select on February 14, 2013. Columbia Wanger Asset Management, LLC does not directly own any shares of our company. As the investment adviser of Columbia Acorn Select and various other investment companies and managed accounts, Columbia Wanger Asset Management, LLC may be deemed to beneficially own the shares held by Columbia Acorn Select. The address of Columbia Wanger Asset Management, LLC is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

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

Record Holders in the United States

        As of April 19, 2013, the latest practicable date, approximately 25.3% of our total outstanding Class A ordinary shares, were held by a single holder of record in the United States, JPMorgan Chase Bank, N.A., the depositary for our ADS program.

B.    RELATED PARTY TRANSACTIONS

Related Party Loans and other Payments

        We have entered into certain loan arrangements in the past with certain of our related parties, including our associate companies, Xinye, a PRC wholly foreign-owned enterprise controlled by Mr. Donald Zhang, our chairman and CEO, and Mr. Harry Lu, our vice chairman and president, and Maxpro International Enterprises Inc., or Maxpro, a New York corporation owned by Mr. Donald Zhang through D&M Capital Corporation, and the Fund Management Partnership, the partner of which is a former employee and Director of our company, owning 10% equity interests in TianRe Co. Ltd. In January 2011, MMC BJ, a wholly-owned subsidiary of our company, entered into an entrusted loan agreement to offer RMB 30.0 million loan to Tianjin Shiji TianRe Equity Fund Limited Partnership ("TianRe Fund I"), a limited partnership established by the Fund Management Partnership. The loan is repayable at an annual interest rate of 14%. This loan was repaid in December 2011.

Purchase of Equity Interests from a Former Employee

        On November 15, 2011, Beijing IFM Investment Managements Limited, Everising Investment Management Company Ltd. and a former employee entered into a share purchase agreement which resulted in a transfer of 10% stake in Tianjin Shiji TianRe Investment Management Company Ltd. and 9.9% stake in Fund Management Partnership from this former employee to Beijing IFM Investment Managements Limited at total consideration of RMB1.9 million (US$0.3 million), which was determined based upon the then present value of the estimated future earnings generated by the companies.

        On November 21, 2011, the company agreed with this former employee that, subject to his compliance of certain non-competition undertakings, his option agreement will remain effective as if he were an employee of our company, including the terms regarding any option re-pricing or any extension of the exercise period from time to time. Since the termination of this former employee's employment with the company and the modification to his options occurred concurrently, his options continue to be subject to ASC 718 until further modifications are made.

        On July 9, 2012, we extended the expiration dates of all then outstanding and unexercised stock options to the fifth anniversary of the date of such adjustment and amended the exercise prices of such stock options according to the then market value of our ordinary shares. The exercise price and expiration date of the options held by this former employee were adjusted accordingly and his options were classified as liability and measured at fair value.

Restructuring Deed

        We entered into a restructuring deed with GLA, IFM Overseas Partners L.P. ("IFMOP"), Donald Zhang, Harry Lu and IFM Overseas Limited, the general partner of IFMOP, on April 27, 2012 and a supplemental deed to the restructuring deed on June 6, 2012 (collectively, the "Restructuring Deed"). Pursuant to the Restructuring Deed, (i) the parties of the Restructuring Deed released each other from all then outstanding claims under certain legal proceedings, including the petition to request an order to wind up our company and other remedies filed by GLA on December 30, 2011, (ii) the then existing secured note between GLA and IFMOP was amended and restated by the New Note, see "Item 3. Key Information—D. Risk Factors—Our corporate actions are substantially controlled by Mr. Donald Zhang and Mr. Harry Lu. The transactions between our shareholders may result in a change of control of our company.", (iii) GLA was granted an option within a period of six months commencing on the earlier of the date of repayment or maturity of the New Note, to require IFMOP and us to buy or procure the purchase of all or any portion of our ordinary shares held by GLA, at a purchase price to be calculated based on the then current weighted average trading price of our ADSs or, if our ADSs or ordinary shares cease to be listed and traded on any stock exchange, the fair market value to be determined by a financial advisor, and (iv) GLA was granted certain other rights, including, among others, information rights and a right of prior approval over certain corporate matters relating to us and our business, including, among others, change in capital structure, disposal and acquisition of material assets, and incurrence of any material indebtedness.

Registration Rights

        Pursuant to the registration rights agreement dated December 30, 2009, we granted to each of Goldman Sachs Strategic Investments, GLA, Realogy and IFM Overseas Partners L.P. certain registration rights in relation to their shares of our company. The registration rights set forth in this registration rights agreement shall terminate on (i) the fifth anniversary following the completion of our initial public offering in February 2010, or, (ii) if, in the opinion of our counsel, all such shares entitled to registration rights proposed to be sold by the relevant holders may then be sold without registration in any 90 day period pursuant to Rule 144 promulgated under the Securities Act.

Item 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        Please see "Item 18. Financial Statements" for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

        GLA, an affiliate of Avenue Capital and one of our shareholders, filed a petition on December 30, 2011 in the Grand Court of the Cayman Islands, our company's jurisdiction of organization, to request an order to wind up our company and other remedies. We, having consulted with our legal counsel, firmly believed that there was no basis for any of GLA's claims, and that a winding up would not be the appropriate remedy for any of the claims made. We filed a summons to strike out GLA's petition on January 6, 2012, and were contesting GLA's petition. On April 27, 2012, we entered into the Restructuring Deed with GLA and certain other parties, pursuant to which, the parties of such restructuring deed released each other from all then outstanding claims under certain legal proceedings, including the petition filed by GLA on December 30, 2011. For more information about the Restructuring Deed, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring Deed."

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

Item 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

        Not applicable, except for Item 9A (4) and Item 9C.

        Our ADSs have been listed on the New York Stock Exchange since January 28, 2010. Our ADSs trade under the symbol "CTC." The following table provides the high and low closing prices for our ADSs on the New York Stock Exchange to date. Closing prices for all periods presented, adjusted to reflect the change of ratio of our ADSs from one ADS for fifteen (15) Class A ordinary shares to one ADS for forty-five (45) Class A ordinary share effective on April 16, 2012.

Calendar Period	High	Low
	(US$ per ADS)
2010 (January 28 to December)	24.45	11.13
2011	14.97	0.87
January to March	14.97	10.65
April to June	10.38	3.48
July to September	6.03	2.40
October to December	3.06	0.87
2012	2.58	0.99
January to March	2.58	0.99
April to June	2.10	1.00
July to September	1.98	1.08
October to December	1.95	1.34
October	1.77	1.36
November	1.60	1.39
December	1.95	1.34
2013
January	4.14	2.06
February	3.48	2.42
March	2.72	2.00
January to March	4.14	2.00
April (through April 24)	2.69	2.28

C.    MARKETS

        Our ADSs have been listed on New York Stock Exchange since January 28, 2010 under the symbol "CTC." We changed the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012.

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

        An amended and restated articles of association was adopted by the shareholders of our company on May 31, 2012. A brief summary of some of the amendments are as set out below. The summary is not intended to be exhaustive and the amended and restated articles of association should be read in its entirety.

  •
  No variation to all or any of the special rights for the time being attached to the shares or any class of shares may be effected with respect to any of our company's share capital which is subject to a Security Interest. Security Interest is defined in the amended and restated articles of association as a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

  •
  No shares over which any Security Interests exist shall be subject to the forfeiture provisions of the amended and restated articles of association.

  •
  The board shall have no discretion to refuse or delay the transfer of any share granted in favour of a mortgagee, chargee or other beneficiary (or their respective nominees) of any Security Interest in respect of any share pursuant to any enforcement by a mortgagee, chargee or other beneficiary of such Security Interest.

  •
  Our company is required to disclose the voting figures on a poll.

  •
  Irrevocable Proxy is specifically permitted. Irrevocable Proxy is defined in the amended and restated articles of association as a person appointed as the proxy of any shareholder whose shares are subject to a Security Interest in favour of a mortgagee or chargee pursuant to an instrument in which the appointment of such proxy is expressed to be irrevocable by reason of being coupled with the interest of a mortgagee or chargee in respect of such shares.

  •
  Unless otherwise determined by our company in general meeting, the number of directors shall not be less than 3.

  •
  A meeting of the board may be convened by the company secretary on request of a director or by any director. The company secretary shall convene a meeting of the board by (a) giving not less than 5 clear days prior notice of which such notice may be given in writing or by telephone or in such other manner as the board may from to time determine whenever he shall be required so to do by the president or chairman, as the case may be, or any director; and (b) providing each director an agenda of such meeting and copies of any and all supporting documents not less than 3 clear days prior to the date of such meeting, provided that if it is so agreed by a 2/3 majority of the directors, a meeting of the board may be convened on a short notice of which less than 5 clear days prior notice has been given.

  •
  The quorum necessary for the transaction of the business of the board shall be a majority of the directors.

  •
  Minutes shall be (a) kept by the company secretary at the registered office of our company; (b) accurately drawn up no later than 7 clear days after the date of each relevant meeting; and

    (c) at the request of any director, supplied to such director no later than 3 clear days of such request in sufficient copies.

  •
  Any notice or other document may be given to a shareholder in the English language, subject to due compliance with all applicable statues, rules and regulations.

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

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or brought into, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

        Under the CIT Law, enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China are considered PRC resident enterprises and therefore are subject to PRC corporate income tax at the rate of 25% on their worldwide income. Under the implementation rules of the CIT Law, "de facto management bodies" is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese Holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management bodies" located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) more than half of the enterprise's directors or senior management with voting rights reside in the PRC.

        Ambiguities exist with respect to the interpretation of the provisions of the CIT Law, its implementation rules and other regulations relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the CIT Law. If we are deemed to be a PRC resident enterprise, we will be subject to PRC corporate income tax at the rate of 25% on our worldwide income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC corporate income tax because the CIT Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from corporate income tax. However, as there is still uncertainty as to how the CIT Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC corporate income tax exemptions or reductions.

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

United States Federal Income Taxation

        The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1985, as amended. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

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

        Based on the quarterly average value of our assets for the taxable year ended December 31, 2012, we believe that we were classified as a PFIC for the year ended December 31, 2012 and we may continue to be classified as a PFIC in the current taxable year or a future taxable year. Based on the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules, we may continue to be a PFIC for the current taxable year if the price of our ADSs and ordinary shares is relatively low and we continue to hold a substantial amount of cash and other liquid assets. The composition of our income and our assets will be affected by how, and how quickly, we use our liquid assets and cash holdings.

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

Dividends

        Subject to the discussion under "Passive Foreign Investment Company Rules" below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a reduced rate provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. However, as discussed above, we believe that we were classified as a PFIC for the taxable year ended December 31, 2012. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and we presently believe our ADSs should qualify as being readily tradable. In the event that we are deemed to be a PRC resident enterprise under the CIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty. See "Item 10. Additional Information—E. Taxation—Peoples' Republic of China Taxation." If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In the event that we are deemed to be a PRC resident enterprise under the CIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

        Subject to certain limitations, a United States person may make a "qualified electing fund" election, or QEF election, with respect to its investment in a PFIC in which the United States person owns shares (directly or indirectly) of the PFIC. This alternative will not, however, be available to U.S. Holders as we do not currently intend to compute and report the information necessary to make a QEF election.

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

        We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31.

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

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates. With respect to cash and cash equivalents as of December 31, 2012, a 10% decrease in interest rates would have decreased our interest income by RMB0.1 million for the year then ended.

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

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of over 20.0% of the RMB against the U.S. dollar over the following three years. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. See "Item 3. Key Information—D. Risk Factors—Fluctuations in the value of the RMB may have a material and adverse effect on your investment." Our cash and cash equivalents included aggregate amounts US$0.7 million as of December 31, 2012. A 1.0% increase in the value of the RMB against the U.S. dollar would decrease the amount of the RMB by RMB0.04 million as of December 31, 2012. We had U.S. dollar payables of US$0.5 million as of December 31, 2012. A 1.0% increase in the value of the RMB against the U.S. dollar would increase the payable amount by RMB0.03 million as of December 31, 2012. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

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

  Payments Received by Foreign Private Issuer

        In relation to the change of the ratio of our ADS to ordinary share from 1:15 to 1:45 effective on April 16, 2012, we and JPMorgan Chase Bank, N.A., the depositary for our ADSs, agreed that we were not entitled to any direct or indirect payments from JPMorgan Chase Bank, N.A. for the year ended December 31, 2012, including any reimbursement of expenses or waiver of fees. In addition, we repaid the depositary US$125,000 out of the previous reimbursement plus out-of-pocket expenses reasonably incurred by the depositary related to this ratio change.

 PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        Our board of directors adopted a shareholders rights plan on November 17, 2010 and amended it on June 6, 2012. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on November 29, 2010. Subject to limited exceptions, these rights will be exercisable if a person or group becomes an "acquiring person" by acquiring beneficial ownership of 15% or more of our company's ordinary shares or commencing a tender or exchange offer which, if consummated, could result in a person owning 15% or more of our company's ordinary shares. In addition, if a person or group acquires beneficial ownership of 15% or more of our company's ordinary shares, each right will generally entitle the holder, other than the acquiring person or group, to acquire ordinary shares of our company (or, in certain circumstances, other securities) having a market value equal to twice the right's then current exercise price.

Item 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report). Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

        As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company's management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company's management concluded that our internal control over financial reporting was effective as of December 31, 2012.

        Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, has audited the effectiveness of internal control over financial reporting as of December 31, 2012, as stated in its report, included on page F-2 of our Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2011	2012	2012
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	4,500	4,800	770
Audit-related fees(2)	220	—	—

Total	4,720	4,800	770

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

  Majority of Independent Directors

        Under NYSE LCM Section 303A.01, a listed company is required to have a majority of independent directors on the board of directors. We are not required under the Companies Law to have a majority of independent directors on our board of directors. Pursuant to the exception granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

  Executive Sessions with Only Non-management Directors and Independent Directors

        Under NYSE LCM Section 303A.03, non-management directors of each listed company must meet at regularly scheduled executive sessions without management. In addition, if the non-management directors include directors that are not "independent" within the definition set forth in NYSE LCM Section 303A, the listed company should at least once a year schedule an executive session including only independent directors. There is no requirement under the Companies Law that our non-management directors and independent directors meet in executive sessions and pursuant to the exemption granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

        Under NYSE LCM Section 303A.03, a listed company is required to disclose a method for interested parties to communicate directly with the presiding directors of the executive session or with the non-management directors as a group. We are not required under the Companies Law to adopt such method and pursuant to the exemption granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

  Composition of Audit Committee

        Under NYSE LCM Section 303A.07, the audit committee must have a minimum of three members. We are not required under the Companies Law to have a minimum number of members on any committees. Pursuant to the exception granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

  Compensation Committee

        Under NYSE LCM Section 303A.05, a listed company is required to have a compensation committee composed entirely of independent directors. We are not required under the Companies Law to have a compensation committee and we do not have a compensation committee. Pursuant to the exception granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

  Corporate Governance and Nominating Committee

        Under NYSE LCM Section 303A.04, a listed company is required to have a corporate governance and nominating committee composed entirely of independent directors. We are not required under the Companies Law to have a corporate governance and nominating committee and we do not have a corporate governance and nominating committee. Pursuant to the exception granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

  Corporate Governance Guidelines

        Under NYSE LCM Section 303A.09, a listed company is required to have corporate governance guidelines addressing the director qualifications and responsibilities, responsibilities of key board committees, and director compensation. We are not required under the Companies Law to adopt such method and pursuant to the exemption granted to foreign private issuers in NYSE LCM Section 303A.00, we have elected to follow our home country practice.

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.    FINANCIAL STATEMENTS

        Not applicable.

Item 18.    FINANCIAL STATEMENTS

        Our consolidated financial statements are included at the end of this annual report.

Item 19.    EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the Securities and Exchange Commission on June 1, 2012).
2.1
Registrant's Specimen American Depositary Receipt (included in Exhibit 2.4) (incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (file no. 333-164239) filed with the Securities and Exchange Commission on April 5, 2012, as amended).
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
2.4
Form of Amendment to Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (file no. 333-164239) filed with the Securities and Exchange Commission on April 5, 2012, as amended).
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
2.7
First Amendment to the Rights Agreement, dated as of June 6, 2012, between IFM Investments Ltd, a Cayman corporation, and American Stock Transfer & Trust Company, L.L.C., as Rights Agent (incorporated by reference to Exhibit 2.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the Securities and Exchange Commission on June 11, 2012).
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
4.4
English translation of Form of Labor Contract with Sheng Kang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
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
4.7
Restructuring Deed, dated as of April 27, 2012, between IFM Overseas Partners L.P., the Registrant, Donald Zhang, Harry Lu and GL Asia Mauritius II Cayman Ltd. (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the Securities and Exchange Commission on June 11, 2012).
4.8
Supplemental Deed to the Restructuring Deed, dated as of June 6, 2012, between IFM Overseas Partners L.P., the Registrant, Donald Zhang, Harry Lu and GL Asia Mauritius II Cayman Ltd. (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the Securities and Exchange Commission on June 11, 2012).
8.1	*	Subsidiaries of the Registrant.

Exhibit Number		Description of Documents
11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the Securities and Exchange Commission on January 5, 2010, as amended).
12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Commerce & Finance Law Offices
15.2	*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

*
Filed herewith

**
Furnished herewith

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IFM INVESTMENTS LIMITED
By:	/s/ DONALD ZHANG
	Name:	Donald Zhang
	Title:	Chairman and Chief Executive Officer

Date: April 25, 2013

IFM INVESTMENTS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public
Accounting Firm

To the Board of Directors and Shareholders of IFM Investments Limited:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of IFM Investments Limited ("the Company") and its subsidiaries (collectively, the "Group") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits (which were integrated audits in 2012 and 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, the People's Republic of China
April 25, 2013

IFM INVESTMENTS LIMITED

Consolidated Balance Sheets as of December 31, 2011 and 2012

(in thousands, except par value)

	December 31,
	2011 RMB	2012 RMB	2012 US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	235,450	191,048	30,665
Restricted cash	10,997	18,036	2,895
Accounts receivable, net	97,090	176,287	28,296
Loans receivable, net	37,511	35,229	5,655
Amounts due from related parties	71	110	18
Prepaid expenses and other current assets	37,369	41,265	6,623
Deferred tax assets	—	4,880	783

Total current assets	418,488	466,855	74,935

Non-current assets:
Equity investment	10,595	13,141	2,109
Property and equipment, net	62,513	40,832	6,554
Intangible assets, net	95,827	90,253	14,487
Goodwill	114,698	103,943	16,684
Other non-current assets	22,941	19,644	3,153

Total assets	725,062	734,668	117,922

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	11,220	14,168	2,274
Accrued expenses and other current liabilities	150,502	217,694	34,942
Amounts due to related parties	266	272	44
Deferred revenue	7,773	8,539	1,371

Total current liabilities	169,761	240,673	38,631

Long-term deposits payable	12,180	10,541	1,692
Contingent consideration payable	44,227	33,774	5,421
Deferred tax liabilities	17,543	16,652	2,673

Total liabilities	243,711	301,640	48,417

Redeemable non-controlling interest	66,181	69,430	11,144
Commitments and contingencies (Note 23)
Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized, 667,672 and 667,672 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	4,939	4,939	793
Additional paid-in capital	1,033,892	1,035,651	166,233
Statutory reserves	5,595	5,595	898
Accumulated deficit	(638,380)	(691,891)	(111,056)

Total IFM Investments Limited shareholders' equity	406,046	354,294	56,868

Non-controlling interests	9,124	9,304	1,493

Total shareholders' equity	415,170	363,598	58,361

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	725,062	734,668	117,922

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2010 RMB	2011 RMB	2012 RMB	2012 US$
				(Note 2(c))
Net revenue	530,829	604,559	748,133	120,084
Costs and expenses:
Commissions and other agent-related costs	(318,872)	(428,920)	(455,282)	(73,078)
Operating costs	(199,670)	(296,652)	(175,330)	(28,142)
Selling, general and administrative expenses	(176,271)	(218,110)	(177,475)	(28,487)
Goodwill impairment losses	—	(30,614)	(10,755)	(1,726)
Net change in fair value (Note 2(q))	—	25,716	11,989	1,924

Total costs and expenses	(694,813)	(948,580)	(806,853)	(129,509)

Loss from operations	(163,984)	(344,021)	(58,720)	(9,425)
Interest income	6,685	5,845	2,324	373
Other income	9,350	2,086	6,497	1,043
Foreign currency exchange loss	(12,161)	(5,713)	(19)	(3)

Loss before income tax and share of associates' income (loss)	(160,110)	(341,803)	(49,918)	(8,012)
Income tax	(2,985)	(1,103)	(2,713)	(435)
Share of associates' (loss) income	(605)	2,496	2,547	409

Net Loss	(163,700)	(340,410)	(50,084)	(8,038)
Net loss (income) attributable to non-controlling interest	1,462	3,895	(3,427)	(550)

Net loss attributable to IFM Investments Limited	(162,238)	(336,515)	(53,511)	(8,588)

Accretion of convertible redeemable preferred shares	(1,213)	—	—	—

Net loss attributable to ordinary shareholders	(163,451)	(336,515)	(53,511)	(8,588)

Net loss per share, basic	(0.25)	(0.50)	(0.08)	(0.01)
Net loss per share, diluted	(0.25)	(0.50)	(0.08)	(0.01)
Net loss per ADS, basic	(11.24)	(22.66)	(3.61)	(0.58)
Net loss per ADS, diluted	(11.24)	(22.66)	(3.61)	(0.58)
Number of shares used in calculating net loss per share, basic	654,637	668,291	667,672	667,672
Number of shares used in calculating net loss per share, diluted	654,637	668,291	667,672	667,672
Number of ADSs used in calculating net loss per ADS, basic	14,547	14,851	14,837	14,837
Number of ADSs used in calculating net loss per ADS, diluted	14,547	14,851	14,837	14,837

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Shareholders' (Deficit) Equity for the years ended December 31, 2010, 2011 and 2012

(in thousands)

	IFM Investments Limited Shareholders' (Deficit) Equity
	Ordinary Shares		Treasury stock
					Additional Paid-in Capital RMB				Total Shareholders' (Deficit) Equity RMB
	Shares	Amount RMB	Shares	Amount RMB		Statutory Reserves RMB	Accumulated Deficit RMB	Non-controlling Interests RMB
Balance as of January 1, 2010	260,000	2,152	—	—	—	1,173	(135,205)	56	(131,824)

Issuance of ordinary shares upon initial public offering	187,312	1,279	—	—	535,889	—	—	—	537,168
Net loss	—	—	—	—	—		(162,238)	(1,462)	(163,700)
Issuance of ordinary shares upon exercise of share options	3,142	21	—	—	2,643	—	—	—	2,664
Share-based compensation	—	—	—	—	16,860	—	—	—	16,860
Establishment of subsidiaries	—	—	—	—	—	—	—	35	35
Accretion of convertible redeemable preferred shares	—	—	—	—	(1,213)	—	—	—	(1,213)
Conversion of convertible redeemable preferred shares	238,842	1,631	—	—	517,900	—	—	—	519,531
Appropriation to statutory reserves	—	—	—	—	—	4,422	(4,422)	—	—
Share repurchases	—	—	(14,477)	(25,824)	—	—	—	—	(25,824)

Balance as of December 31, 2010	689,296	5,083	(14,477)	(25,824)	1,072,079	5,595	(301,865)	(1,371)	753,697

Net loss	—	—	—	—	—	—	(336,515)	(2,891)	(339,406)
Issuance of ordinary shares upon exercise of share options	855	5	—	—	578	—	—	—	583
Share-based compensation	—	—	—	—	3,234	—	—	—	3,234
Establishment of subsidiaries	—	—	—	—	—	—	—	13,386	13,386
Share repurchases	—	—	(8,002)	(16,324)	—	—	—	—	(16,324)
Cancellation of Treasury stock	(22,479)	(149)	22,479	42,148	(41,999)	—	—	—	—

Balance as of December 31, 2011	667,672	4,939	—	—	1,033,892	5,595	(638,380)	9,124	415,170

Net loss	—	—	—	—	—	—	(53,511)	180	(53,331)
Share-based compensation (Note 21)	—	—	—	—	1,759	—	—	—	1,759

Balance as of December 31, 2012	667,672	4,939	—	—	1,035,651	5,595	(691,891)	9,304	363,598

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012

(in thousands)

	Years Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
				(Note 2(c))
Cash flows from operating activities:
Net (Loss)/income	(163,700)	(340,410)	(50,084)	(8,038)
Adjustments to reconcile net (loss)/income to net cash provided by (used in) operating activities:
Goodwill impairment	—	30,614	10,755	1,726
Net change in fair value	—	(25,716)	(11,989)	(1,924)
Depreciation and amortization	22,945	34,629	28,246	4,534
Allowance for doubtful accounts	9,041	14,343	12,129	1,947
Effects of foreign currency exchange loss	12,161	5,713	19	3
Share-based compensation	16,860	3,234	3,465	556
Deferred tax assets and liabilities	(38)	(395)	(5,771)	(926)
Share of associates' losses (income)	605	(2,496)	(2,547)	(409)
Loss on disposal of equipment and leasehold improvement	3,060	16,098	5,598	899
Changes in operating assets and liabilities:
Accounts receivable	575	(60,834)	(91,326)	(14,659)
Loans receivable	218	341	(225)	(36)
Amount due from related parties	139	1,639	(39)	(6)
Prepaid expenses and other current assets	(28,289)	13,727	(3,896)	(625)
Other non-current assets	(15,797)	6,284	3,297	529
Accounts payable	(3,387)	1,433	4,478	719
Amount due to related parties	(2,243)	5	6	1
Accrued expenses and other current liabilities	27,373	(10,780)	67,023	10,756
Deferred revenue	2,368	(1,259)	766	123
Long-term deposits payable	(349)	(1,136)	(1,639)	(263)

Net cash provided by (used in) operating activities	(118,458)	(314,966)	(31,734)	(5,093)

Cash flows from investing activities:
Decrease in Restricted cash	6,056	949	447	72
Placement/rollover of matured time deposits	(208,282)	(139,415)	—	—
Proceeds from maturity of time deposit	88,282	259,415	—	—
Purchases of equipment and leasehold improvement	(48,794)	(37,768)	(8,119)	(1,303)
Loan issuance	(16,150)	(72,070)	(98,053)	(15,739)
Receipt of loan principals	3,200	46,950	100,560	16,141
Business combinations, net of cash acquired	(8,649)	(26,587)	—	—
Purchase of equity investment	(6,535)	(1,900)	—	—
Advance to the escrow account related to the acquisition of subsidiary	(5,000)	—	—	—
Proceeds from disposal of equity investment	600	—	—	—

Net cash (used in) provided by investing activities	(195,272)	29,574	(5,165)	(829)

Cash flows from financing activities:
Share repurchases	(26,816)	(15,332)	—	—
Restricted cash—customers deposits	(8,343)	19,216	(7,486)	(1,202)
Payment of initial public offering costs	(13,572)	(1,315)	—	—
Proceeds from issuance of ordinary shares upon initial public offering	557,455	—	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	2,664	583	—	—
Capital contributions from non-controlling interests	35	2,550	—	—
Repayment of advances from related parties	(1,338)	—	—	—

Net cash (used in) provided by financing activities	510,085	5,702	(7,486)	(1,202)

Effects of foreign exchange rate changes on cash and cash equivalents	(10,297)	(5,507)	(17)	(3)
Net increase (decrease) in cash and cash equivalents	186,058	(285,197)	(44,402)	(7,127)
Cash and cash equivalents at the beginning of the year	334,589	520,647	235,450	37,792

Cash and cash equivalents at the end of the year	520,647	235,450	191,048	30,665

Supplemental schedule of non-cash activities
Conversion of convertible redeemable preferred shares into ordinary shares	519,531	—	—	—
Consideration payable for business combination	1,587	44,227	33,774	5,421
Supplemental disclosure of cash flow information
Income tax paid	1,405	2,496	594	95
Interest paid	—	—	—	—

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

        On January 28, 2010, the Company offered 12,487,500 (equivalent to 4,162,500 after the ratio change as described in Note 1(a) under item 18) American Depositary Shares ("ADS"), representing 187,312,500 ordinary shares at US$7.00 each to public (equivalent of US$21.00 each to after ratio change as described in Note 1(a) under item 18), raising gross proceeds of RMB557.5 million. The Company's ADS are quoted on New York Stock Exchange ("NYSE").

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  (iii)
  Mortgage Management Services—provides real estate mortgage brokerage and comprehensive advisory services in connection with the selection, application for and procurement of mortgage products to banks and home buyers, with part of these services provided in connection with the Company's real estate brokerage services business. Commencing from the third quarter of 2010, the Company also began to offer entrusted and mortgage credit loans to consumers, with terms ranging from two to twelve months, which are secured with the borrowers' properties, at an average loan-to-value ratio of approximately 50%.

  (iv)
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

c)     Major subsidiaries, variable interest entities ("VIE") and equity investments

        As of December 31, 2012, the Company's major subsidiaries, VIEs and equity investments are listed below.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
12	Beijing Huachuang Xunjie Technology Co., Ltd. ("Huachuang")	July 16, 2009	PRC	100%	Subsidiary	Software development and licensing
13	Business Vision Management Consultants Limited ("BVMC")	Sep 18, 2009	HK	85%	Subsidiary	Investment holding
14	Beijing Kaicheng Huaxin Investment Consultants Limited ("PRI")	Oct 20, 2009	PRC	70%	Subsidiary	Primary residential properties market advisory service
15	Beijing Xinrui Shijiao Business Managements Consultant Co., Ltd. ("COM")	Jan 4, 2010	PRC	85%	Subsidiary	Commercial properties market advisory service
16	Shenzhen Kaian Investments Guarantee Co., Ltd ("Kaian")	Mar 10, 2010	PRC	100%	Subsidiary	Real estate mortgage brokerage service
17	Tianjin Shiji TianRe Investment Management Company Ltd. ("TianRe Co., Ltd.")	Jul 21, 2010	PRC	75%	Subsidiary	Fund management
18	Beijing Kudiantongfang Technology Co., Ltd. ("Kudian")	Apr 6,2011	PRC	100%	Subsidiary	Software development and licensing
19	GuangZhou Anshijie Real Estate Brokerage Co., Ltd. ("GZASJ")	Jun 10,2011	PRC	100%	Subsidiary	Real estate brokerage service
20	Sichuan Ruichangyuan Investment management Co., Ltd. ("CD Ruichuangyuan")	Jun 20,2011	PRC	100%	Subsidiary	Investment and management consulting
21	Beijing SG Xinrui Real Estate Brokerage Co., Ltd.	Aug 4,2011	PRC	55%	Subsidiary	Primary real estate agency service
22	City Integrated Residential Services (China) Limited ("CIR")*	Oct 25, 2000	HK	100%	Subsidiary	Investment holding
23	CIR Real Estate Consultant (Shenzhen) Co., Ltd. ("Shenzhen CIR")*	Sep 15, 2005	PRC	100%	Subsidiary	Real estate brokerage service
24	Shanghai Yaye Real Estate Brokerage Co., Ltd. ("IFM SH")*	Sep 29, 2002	PRC	100%	Subsidiary	Real estate franchising
25	Chengdu Yize Real Estate Brokerage Co., Ltd. ("IFM CD")*	Sept 4,2003	PRC	100%	Subsidiary	Real estate franchising
26	Chengdu Yichuan Real Estate Brokerage Co., Ltd. ("Chengdu Yichuan")*	Jun 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
27	Sichuan Yidao Real Estate Brokerage Co., Ltd. ("MMC CD")*	Mar 4, 2004	PRC	100%	Subsidiary	Real estate mortgage brokerage service
28	SG International Investments Limited ("Shanggu")*	Jan 25,2011	Cayman Islands	55%	Subsidiary	Investment holding
29	SG Strategic Investments (Hong Kong) Limited ("SG HK")*	Feb 23,2011	HK	55%	Subsidiary	Investment holding
30	Beijing SG New Century Consulting Service Company*	May 19,2011	PRC	55%	Subsidiary	Primary real estate agency service
31	Shenzhen Quancheng Management Services Co.Ltd	Oct 30,2012	PRC	100%	Subsidiary	Real estate brokerage service
32	Sichuan Ruichuan Real Estate Brokerage Co., Ltd. ("Sichuan Ruichuan")*	Nov 23,2011	PRC	100%	Subsidiary	Real estate brokerage service
VIEs and VIEs' Subsidiaries
1	Beijing Huaxing Tianye Investment Management Co., Ltd ("Huaxing")	Sept 6, 2010	PRC	100%	VIE	Investment management
2	Beijing Kaisheng Chuangfu Investment Co., Ltd ("Chuangfu")	Sept 6, 2010	PRC	100%	VIE	Investment management
3	Beijing Longhe Weiye Real Estate Brokerage Co., Ltd. ("Anxin Inv")	Nov 24,2010	PRC	100%	VIE	Real estate brokerage service
4	Beijing Hui Jin Mortgage Limited Company ("Hui Jin")	Sep 10,2009	PRC	100%	Subsidiary	Real estate mortgage brokerage service

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

d)    Liquidity

        The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net loss of approximately RMB163.7 million for the year ended December 31, 2010, net loss of approximately RMB340.4 million for the year ended December 31, 2011, and net loss of approximately RMB50.1 million for the year ended December 31, 2012.The net cash used in operating activities was approximately RMB118.5 million for the year ended December 31, 2010, the net cash used in operating activities was approximately RMB315.0 million for the year ended December 31, 2011, and the net cash used in operating activities was approximately RMB31.7 million for the year ended December 31, 2012. Accumulated deficit was RMB638.4 million and RMB691.9 million as of December 31, 2011 and 2012, respectively. The Group assesses its liquidity by considering its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Historically, the Group has relied principally on both operational sources of cash, as well as non-operational sources of financing, from related parties and outside investors, to fund its operations and capital expansion needs. Furthermore, the Company received gross proceeds of RMB557.5 million from its initial public offering on the New York Stock Exchange on January 28, 2010. Since then, the Group has utilized a significant amount of cash on hand and the proceeds from initial public offering to open more sales offices in Beijing, Shanghai, Shenzhen and Chengdu as the Group expanded its network of company-owned brokerage services throughout the first quarter of 2011, and to expand its mortgage management services and primary and commercial services throughout 2011 and 2012. The Group has reduced the number of sales offices significantly from 621 as of December 31, 2010 to 386 as of December 31, 2011, and continue to reduce the number of sales office to 321 as of December 31, 2012. As a result, the Group expects to incur less fixed costs for company-owned brokerage services with less sales offices and less sales staff. The Group's consolidated financial statements have been prepared on a going concern basis.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)     Convenience translation

        Translations of balances in the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows from RMB into United States dollars ("US$") as of and for the year ended December 31, 2012 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2301, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2012. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2012, or at any other rate.

d)    Cash and cash equivalents and cash in bank-time deposits

        Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

        Cash in bank-time deposits consist of time deposits with banks with maturities of more than three months and less than one year.

e)    Restricted cash

        The restricted cash relates to (i) initial sales deposits received from the property buyers on behalf of the property sellers during the purchase process, which are deposited into designated bank accounts, (ii) cash deposited into banking institutions as security deposits for the mortgage management services, and (iii) cash proceeds related to National Advertising Fund (as defined in Note 2(k)) for marketing purposes on behalf of its franchisees. The total amount of restricted cash was approximately RMB11.0 million and RMB18.0 million as of December 31, 2011 and 2012, respectively.

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

h)    Intangible assets

        Intangible assets as of December 31, 2011 and 2012 consisted of:

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

i)     Goodwill and indefinite-lived intangible assets

        Goodwill represents the excess of costs over fair value of assets of businesses acquired. Any shortfall represents the amount of goodwill impairment. Commencing on January 1, 2012, the Company adopted the ASU 2011-08 issued by the Financial Accounting Standards Board ("FASB") for the revised guidance on "Testing of Goodwill for Impairment." Under this guidance, the Company has the option to choose whether it will apply the qualitative assessment first before the quantitative assessment. As permited by this guidance, the Group bypassed the qualitative assessment for all its reporting units and proceeded directly to step one of the two-step goodwill impairment test. The two-step goodwill impairment test is performed by the Group annually or more frequently if circumstances indicate impairment may have occurred. The first step compares the fair value of each reporting unit to its carrying amount. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

        The Group reviews the carrying amounts of goodwill and other indefinite-lived intangible assets at November 30 each year to determine if such assets may be impaired. Goodwill impairment losses for the years ended December 31, 2010, 2011 and 2012 were nil, RMB30.6 million and RMB10.8 million, respectively. For indefinite-lived intangible assets, there is no impairment losses incurred for all the years presented.

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

Primary and Commercial Services

        The Group provides marketing and sales agency services to real estate developers. The Group recognizes the commission revenue for residential properties when the relevant purchase contract between property developers and property buyers become unconditional or irrevocable, and the services as stipulated in the agency contracts have been rendered by the Group. The Group may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as total volume over a pre-determined period. These additional agency service revenues are recognized when the Group has accomplished the required targets.

        For the commercial properties, the Group recognizes commission revenue when the relevant purchase contract between the property developer and the property buyer becomes unconditional or irrevocable, the services as stipulated in the relevant agency contracts have been rendered by the Group, and the purchase amount set forth in the relevant purchase contract has been received by the property developer. Therefore, the Group recognizes commission revenue in installments in proportion to the purchased amount that has been received by the property developer under the relevant purchase contract, or in installments as agreed with the developers under the contractual terms.

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

        The group also began to offer entrusted and mortgage credit loans, through its partnership arrangement with certain banks, and through the mortgage credit to consumers in the lives of loans, since the third quarter of 2010. Income for the entrusted and mortgage credit loans is recognized in the income statement over the lives of the loans, based on effective interest rates and services charges. The Group reviews the carrying amounts of entrusted and mortgage credit loans at each quarter end or more frequently if circumstances indicated impairment may have occurred. The Group did not incur any impairment losses on the entrusted and mortgage credit loans for the years ended December 31, 2011 and 2012.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Franchise Services

        The Group recognizes franchise fee revenue as earned. Franchise revenue includes initial franchise fees, which are generally non-refundable and recognized by the Group as revenue when all services or conditions relating to the initial franchise fee have been performed and the Group has fulfilled all its commitments and obligations (generally when a franchisee commences its operations under the CENTURY 21® brand). Franchise revenue also consists of recurring franchise fees received from the Group's franchisees. The recurring franchise fees received are primarily based on the higher of a percentage of the franchisees' monthly gross income or a fixed minimum monthly amount. The recurring franchise fees are accrued as the underlying franchisee revenue is earned. For the years ended December 31, 2010, 2011 and 2012, the Group's initial franchise fees were RMB1.3 million, RMB10.3 million and RMB5.4 million, respectively.

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

        No impairment of loans receivable was recognized for the years ended December 31, 2011 and 2012.

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

n)    Advertising expenses

        Advertising costs are expensed as incurred. Advertising-related expenses, including promotional expenses and production costs of marketing materials, amounted to RMB30.8 million, RMB51.9 million and RMB25.2 million during the years ended December 31, 2010, 2011 and 2012, respectively.

o)    Business taxes, value added taxes and related surcharges

        The Group is subject to business tax and related surcharges on the services provided in the PRC. Such tax is levied based on revenue at an applicable rate between 5.6% and 5.65% and is recorded as a reduction of revenues.

        On November 16, 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued the Implementation Measures on the Pilot Progress of Replacing the Business Tax with a Value-Added Tax in Transport and some Modern Service Industries. On July 31, 2012, the PRC Ministry of Finance and the State Administration of Taxation jointly issued the Notice on expanding the Pilot Progress of Replacing the Business Tax with a Value-Added Tax to Beijing and other 8 provinces and cities. According to the VAT pilot progress rules, The VAT pilot rules change the charge of sales tax from business tax to VAT for certain service industries, including consulting service and advertising industries, in Shanghai, Beijing and Shenzhen. Some of our subsidiaries located in Beijing, fall within the pilot arrangements and are recognized as VAT general taxpayers at the rate of 6% and stopped paying business tax from September 1, 2012 onward.

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

q)    Fair value measurements

        The Group's financial instruments include cash and cash equivalents, restricted cash, accounts receivable, amounts due from/to related parties, loans receivable, prepaid and other current assets, equity investments, non-current assets, accounts payable, financial guarantees, accrued expenses, other liabilities and long-term deposits payable. The carrying amounts of these financial instruments approximate their fair values. A three-tier hierarchy is established which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

        The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2011 and 2012.

		Fair value measurement at reporting date using
Items	As of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Contingent consideration payable	44,227,000	—	—	44,227,000

Total	44,227,000	—	—	44,227,000

		Fair value measurement at reporting date using
Items	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	106,000,000	—	106,000,000	—
Contingent consideration payable	33,773,915	—	—	33,773,915

Total	139,773,915	—	106,000,000	33,773,915

Cash Equivalents

        The Company's cash equivalents mainly consist of time deposits placed with banks with an original maturity of three months or less. The fair value of time deposits is determined based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Company classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. This is because there generally are no quoted prices in active markets for identical time deposits at the reporting date. Hence, in order to determine the fair value, the Company must use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contingent consideration payable

        The following summarizes the Group's contingent consideration payable as of December 31, 2012 (in RMB thousands):

Balance as of December 31, 2011	44,227
Purchases, sales, issuances, and settlements (net)	—
Total gains or losses for the period	(10,453)

Balance as of December 31, 2012	33,774

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

        The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

        The following summarizes the net change in fair value recorded for the years ended December 31, 2011 and 2012:

	Years ended December 31,
	2011	2012
Net change in fair value in contingent consideration	25,716	10,453
Net change in fair value in post-employees' options	—	1,536

Total net change in fair value	25,716	11,989

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Short-Term Receivables, Loan receivables and Payables

        Accounts receivable, loan receivables and prepaid and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable, accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Company estimated fair values of short-term receivables and payables using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Other non-current assets and Long-term deposits payable

        Other non-current assets are financial assets with carrying values that approximate fair value due to the change in fair value after considering the discount rate, being immaterial. Long-term deposits payable are financial liabilities with carrying values that approximate fair value due to the change in fair value after considering the discount rate, being immaterial. The Company estimated fair values of prepaid non-current assets and long-term accounts payable using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Assets Measured at Fair Value on a Nonrecurring Basis

        The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2012:

		Fair value measurement at reporting date using
Items	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Goodwill	103,942,191	—	—	103,942,191

Total	103,942,191	—	—	103,942,191

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired as a result of the Company's acquisition of interests in its subsidiaries. In 2012, the goodwill impairment loss was RMB10.8 million (US$1.7 million). See Note 10—Goodwill.

r)     Share-based compensation

        The Company issues share options granted under a share incentive plan. We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees' requisite service period. For options that were granted with performance conditions which vest subsequent to our initial public offering, share-based compensation expenses would be recognized upon the offering using the graded-vesting method. Share-based compensation for the remaining options granted with service conditions are recognized using straight-line method, net of a forfeiture rate, over the requisite service period of the award, which is the vesting term, based on the fair value of the award on the grant date. Share-based compensation expense is charged to additional paid-in capital section in the consolidated balance sheets. In determining the fair value of share options granted, the Black-Scholes valuation model is applied.

s)     Business combinations

        The Company accounts for business combinations using the acquisition method and accordingly, the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquiree are recorded at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the Company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Identifiable intangible assets with finite lives are amortized over their useful lives. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

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

        The Group reviews such for impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investments. The fair

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. The three equity method investments as of December 31, 2010, 2011 and 2012 were Xian, Fund Management Partnership and TianRe Fund I (see Note 7). Xiamen was disposed of in the year ended December 31, 2010. No impairment losses were recorded for the year ended December 31, 2010, 2011 and 2012.

u)    Non-controlling interests

        In September 2009, the Group established a majority-owned subsidiary, namely BVMC, in which the Group owned an 85% equity interest. In October 2009, the Group established a majority-owned subsidiary, namely PRI, in which the Group owned a 70% equity interest.

        On June 14, 2011, the Company initially acquired 55% of the equity interest of Shanggu and will acquire another 35% between 2014 and 2019 at the seller's option which the Company does not control, which is considered a put right. The portion of the non-controlling interest that can be put to the Company is accounted for as a mandatorily redeemable security because redemption is outside of the Company's control and is reported in the mezzanine equity section as redeemable non-controlling interest. The exercise price of this put right is calculated using a formula based on the future net profits of Shanggu. The fair value of the non-controlling interest was calculated using a combination of a discounted cash flow model and market comparables of similar transactions and companies. Before June 30, 2014 when the non-controlling interest is not currently redeemable and it is probable that it will become redeemable, any subsequent changes in the redemption value will be recognized immediately as they occur with the carrying amount adjusted to the redemption value at the end of each reporting period. Subsequent to June 30, 2014, when the non-controlling interest is currently redeemable, its carrying amount will be adjusted to the maximum redemption value as of the balance sheet date for each period end. In the calculation of the Group's net income (loss) per share (notes 2(z) and 9(b)). these adjustments to redemption value are calculated after allocating the net income or loss attributable to this non-controlling interest. These periodic adjustments are reflected only to the extent of any excess of the redemption value over fair value.

        On July 21, 2010, TianRe Co., Ltd. was established with 65% of its equity interests owned by the Company. On November 15, 2011, Beijing IFM Investment Managements Limited, Everising Investment Management Company Ltd. and an ex-employee entered into a share purchase agreement whereby the ex-employee transferred his 10% stake in TianRe Co., Ltd to the Company through IFM BJ Inv for total consideration of RMB1.9 million. The remaining 25% is owned by Everising Investment Management Company Ltd. ("Everising"), a third party investment advisory firm.

        As of December 31, 2012, non-controlling interests are comprised of 15% of the net assets of BVMC held by Mr. Cai Yuxiang, 30% of the net assets of PRI held by Ms. Fang Na, 25% of the net assets of TianRe Co., Ltd. held by Everising and 45% of the net assets of Shanggu held by Mr. Wu Jiang, of which 35% is redeemable.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

v)     Income tax

        Income taxes are accounted for using an asset and liability approach which requires the recognition of income taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are determined based on the differences between the accounting basis and the tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. Deferred tax assets are reduced by a valuation allowance, if based on available evidence, it is considered that it is more likely than not that some portion of or all of the deferred tax assets will not be realized. In making such determination, the Company considers factors including future reversals of existing taxable temporary differences, future profitability, and tax planning strategies. If events were to occur in the future that would allow the Company to realize more of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred. If events were to occur in the future that would require the Company to realize less of its deferred tax assets than the presently recorded net amount, an adjustment would be made to the valuation allowance against deferred tax assets that would decrease income for the period when those events occurred. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.

        The Company's deferred tax assets relate to net operating losses and temporary differences between accounting basis and tax basis for the Company China-based subsidiaries and VIEs, which are subject to corporate income tax in the PRC under the PRC Corporate Income Tax Law (the "CIT Law").

PRC Withholding Tax on Dividends

        The CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty between mainland China and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be subject to a 5% withholding tax rate under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the "China-HK Tax Arrangement") if such holding company is considered a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign invested enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend may remain subject to a withholding tax rate of 10%.

Uncertain Tax Positions

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2010, 2011 and 2012. As of December 31, 2012, the Group did not have any significant unrecognized uncertain tax positions.

w)    Guarantees

        For certain guarantees a guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. For the periods prior to 2011 covered by these financial statements, the Group provided interim guarantee services to banking institutions for the mortgage services it refers to banks as part of its mortgage management services in Beijing. An interim guarantee covers the period beginning when the bank disburses the mortgage loan to the property buyer and ending when the mortgage registration certificate is issued to the bank by the applicable property registry, which generally takes one to six months. Since the second quarter of 2010, the Group no longer offers interim guarantee services in Beijing due to regulatory changes.

x)     Statutory reserves

        The Company's subsidiaries in the PRC are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China's Foreign Investment.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For the year ended December 31, 2010, appropriations of RMB4,422,426 to the general reserve funds and statutory surplus funds ("statutory reserve funds") were made. No statutory reserve fund appropriations were made for the year ended December 31, 2011 and 2012, as either the surplus fund has reached 50% of the registered capital of the respective companies which had an accumulated after tax profits, or the companies had an accumulated after tax losses. No other reserve funds were made for all the years presented.

y)     Operating lease

        Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are expensed on a straight-line basis over the terms of the underlying lease.

z)     Net income (loss) per share and per ADS

        Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights to the extent that each class may share income for the period, whereas net loss is allocated to ordinary shares because other participating securities are not contractually obligated to share the loss of the Group. The Group's convertible redeemable preferred shares are participating securities. These preferred shares were converted on February 2, 2010 (see Note 18) and were no longer outstanding as of December 31, 2011 and 2012. Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible redeemable preferred shares (using the if-converted method). Ordinary shares equivalents are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive. Basic and diluted net income (loss) per ADS has been computed by multiplying the net income (loss) per share by 45, which is the number of shares represented by each ADS.

        The change in the carrying value of the redeemable NCI is reflected in the Group's net income (loss) per share and per ADS using the two-class method at the consolidated level. Periodic adjustments to recognize changes in redemption value are reflected in the Group's net income (loss) per share and per ADS only to the extent of any excess of the redemption value over initial fair value.

aa)   Comprehensive Income

        Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners.

        For the years ended December 31, 2010, 2011 and 2012, there was no comprehensive income for the Group.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

bb)  Recent accounting pronouncements with impact on the financial statements of the Company

        In July 2012, the FASB issued revised guidance on "Testing Indefinite-Lived Intangible Assets for Impairment." The revised guidance applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Under the revised guidance, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform a quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass a qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company does not expect any material impact on its consolidated finical statements when adopting this guidance on January 1, 2013.

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

        The Group is exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. The Group manages such risk by evaluating the financial position and creditworthiness of such counterparties. As of December 31, 2011 and 2012, there were no significant concentrations of credit risk with any individual counterparty or group of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to the Group's diverse customer base.

d)    Foreign currency risk

        The RMB is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. Cash and cash equivalents of the Group denominated in US$ included aggregate amounts of US$7.1 million and US$0.7 million, as of December 31, 2011 and 2012, respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

4. ACCOUNTS RECEIVABLE

        The following summarizes the Group's accounts receivable as of December 31, 2011 and 2012 (in RMB thousands):

	December 31,
	2011	2012
Accounts receivable	112,626	193,620
Less: Allowance for doubtful accounts	(15,536)	(17,333)

	97,090	176,287

        The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2010, 2011 and 2012 (in RMB thousands):

	Years ended December 31,
	2010	2011	2012
Balance at beginning of the year	(8,252)	(10,367)	(15,536)
Charged to costs and expenses	(9,041)	(14,343)	(12,129)
Write-off of receivable balances and corresponding provisions	6,926	9,174	10,332

Balance at end of the year	(10,367)	(15,536)	(17,333)

5. LOANS RECEIVABLE

        The Group adopted the accounting guidance on disclosures about the credit quality of loan receivables and the allowance for credit losses as of December 31, 2010. This guidance requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes.

        Based upon the analysis of credit losses and risk factors, since the Group offers entrusted and mortgage credit loans to qualified consumers with the terms ranging from two to twelve months, which are secured by mortgage properties, at an average loan-to-value ratio of approximately 50%,these are considered as the portfolio segments—entrusted and mortgage loans.

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

        The Group performs regular assessments on any potential losses associated with its entrusted and mortgage credit loans. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. No impairment of loans receivable was recognized for the years ended December 31, 2011 and 2012.

        The following summarizes the Group's loans receivable as of December 31, 2011 and December 31, 2012 (in RMB thousands):

	December 31,
	2011	2012
Loans receivable	37,511	35,229
Less: impairment	—	—

	37,511	35,229

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following (in RMB thousands):

	December 31,
	2011	2012
Prepaid rental	19,149	20,542
Staff advances and deposits	4,016	7,701
Prepayments to suppliers	4,859	2,615
Others	9,345	10,407

Total	37,369	41,265

7. EQUITY INVESTMENTS

        The following sets forth the changes in the Group's equity investments:

	Xiamen	Xian	Fund Management Partnership	Total
Balance as of December 31, 2010	—	276	5,934	6,210
Investments	—	—	1,890	1,890
Share of associates' income (losses)	—	(82)	2,577	2,495

Balance as of December 31, 2011	—	194	10,401	10,595

Investments	—	—	—	—
Share of associates' (losses) income	—	(39)	2,585	2,546

Balance as of December 31, 2012	—	155	12,986	13,141

        On July 21, 2010, TianRe Co. Ltd. was established with 65% of its equity interests owned by the Company. The remaining 25% and 10% equity interests were owned by Everising and an ex-employee of the company respectively. TianRe Co. Ltd. is the general partner of Fund Management Partnership, a limited partnership established on August 11, 2010. The Company, through its subsidiary, is also a 64.35% limited partner in the Fund Management Partnership, while Everising and the ex-employee were 24.75% and 9.9% limited partners, respectively. The partners in the Fund Management Partnership have invested a total of RMB10.0 million in the partnership; of this RMB10.0 million, the Company's investment amounted to RMB6.5 million.

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

        On November 15, 2011, TianRe Co. Ltd., Everising Investment Management Company Ltd. and an ex-employee entered into a share purchase agreement whereby the ex-employee transferred his 10% stake in TianRe Co. Ltd. and 9.9% stake in Fund Management Partnership to IFM BJ Inv for total

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

7. EQUITY INVESTMENTS (Continued)

consideration of RMB1.9 million, which is considered fair value as it is determined based upon the present value of the estimated future earnings generated by the companies. This was accounted for as equity investment and recorded at its fair value.

        As of December 31, 2011 and 2012, the company owned 75% of the equity interests of TianRe Co., Ltd. and the remaining 25% equity interests were owned by Everising. The Company's wholly-owned subsidiary, IFM BJ Inv is a 75% limited partner in the Fund Management Partnership, with Everising as the other limited partner holding the remaining 25% equity interest.

        Fund Management Partnership does not have to be consolidated by the Company under either the VIE model, because Fund Management Partnership does not possess all the characteristics to be a VIE, or the voting interest model because the limited partners have substantive participating rights. The Company uses the equity method to account for its investment in Fund Management Partnership. And as Fund Management Partnership controls TianRe Fund-I as general partner, thus the Company uses the equity method to account for its investment in TianRe Fund-I.

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net, consisted of the following (in RMB thousands):

	December 31,
	2011	2012
Computers and software	42,586	41,250
Furniture, fixtures and equipment	28,729	26,653
Vehicles	6,928	6,124
Leasehold improvements	51,271	45,331

	129,514	119,358
Less: accumulated depreciation and amortization	(67,001)	(78,526)

Property and equipment, net	62,513	40,832

        For the years ended December 31, 2010 , 2011 and 2012, depreciation and amortization expenses for property and equipment amounted to RMB20.9 million, RMB29.9 million and RMB22.7 million, respectively.

        The Group assessed the recoverability of the property and equipment by comparing the carrying value of the property and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. Where the fair value is lower than the carrying value, an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2010, 2011 and 2012.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

9. BUSINESS COMBINATIONS

For Company-owned Brokerage Services, Franchise services and Mortgage Management Services

        a)    On December 31, 2010, as a part of the Group's business strategy to continue to develop company owned brokerage services, the Group acquired 100% of the equity interest in IFM CD, Chengdu Yichuan and MMC CD from Sichuan Yixing Property Development Limited ("Yixing") and a natural person, Lihong. Prior to the acquisition, Yixing was a regional sub-franchisor in Chengdu. The Company made an initial payment of RMB15.0 million in December 2010 with the remaining purchase consideration of RMB1.6 million paid in August 2011.The total purchase consideration of RMB16.6 million was allocated to net tangible assets and intangible assets acquired at the date of acquisition and goodwill as follows (in RMB thousands):

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

9. BUSINESS COMBINATIONS (Continued)

        The Group did not record any goodwill impairment loss for IFM CD, Chengdu Yichuan and MMC CD for the years ended December 31, 2011 and 2012.

For Primary and Commercial Services

        (b)   On June 14, 2011, the Company completed its acquisition of SG International Investments Limited ("Shanggu") which is a business engaged in primary real estate agency services and will allow the Company to enlarge its market share. The Company initially acquired 55% of the equity interest of Shanggu and will acquire another 35% between 2014 and 2019 at the seller's option which the Company does not control,, which is considered a put right (note 2(u)). The exercise price of this put right is calculated using a formula based on the future net profits of Shanggu. Pursuant to the acquisition agreement, the total initial purchase consideration is estimated to be approximately RMB94.9 million which is based on projected future net income between Jun 30, 2012 and June 30, 2013. The Company made an initial acquisition payment of approximately RMB25.0 million in July 2011 with the remaining purchase consideration of the first 55% of equity stake payable between 2012 and 2015. The contingent payment was recognized as a liability on the acquisition date based on its fair value, which was estimated to be approximately RMB69.9 million based on the projected future net income of Shanggu between July 2011 and June 2013. The contingent consideration payable will be marked to its fair value each reporting period through earnings. The Company re-measured the fair value of the contingent consideration and reduced the corresponding liability which resulted in a gain of RMB25.7 million and RMB10.5 million for the year ended December 31, 2011 and 2012 into its consolidated statements of operations.

	Amount	Estimated Useful life
Net tangible assets acquired	—
Intangible assets acquired:
Brand name	45,214	Indefinite
Customer relationships	13,811	7 years
Goodwill	128,705
Redeemable non-controlling interest	(67,185)
Non-controlling interest	(10,846)
Deferred tax liabilities	(14,756)

Total purchase consideration	94,943

Including: Initial acquisition payment in cash	25,000
Contingent consideration	69,943

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

        The amortizable intangible assets have estimated useful lives of 7 years. Goodwill represents unidentifiable intangible assets, which is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill is attributable to the significant synergies expected to arise after the Company's acquisition of Shanggu. The Group has recorded an impairment loss on Shanggu business of RMB26.2 million (US$4.2 million) and RMB10.8 million (US$1.7 million) for the year ended December 31, 2011 and 2012.

        The following summarizes the Group's redeemable non-controlling interest as of December 31, 2011 and 2012 (in RMB thousands):

Balance as of December 31, 2010	—
Purchases, sales, issuances, and settlements (net)	67,185
Total losses for the period	(1,004)

Balance as of December 31, 2011	66,181
Purchases, sales, issuances, and settlements (net)
Total gain for the period	3,249
Balance as of December 31, 2012	69,430

        By December 31, 2011, the Company and the non-controlling interest shareholder, Mr. Wu Jiang, had made an additional capital contribution of RMB2.8 million and RMB2.4 million respectively to Shanggu in accordance with their voting interests at the time.

        Subsequent to the acquisition, Shanggu had generated RMB15.5 million and RMB64.7 million in revenue from its primary agent service business for the years ended December 31, 2011 and 2012, respectively. The net loss incurred was RMB2.9 million for the year 2011, and the net income generated was RMB9.3 million for the year 2012.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

10. GOODWILL

        The following summarizes the changes in goodwill allocated to the Group's reportable segments (Note 26) as of December 31, 2011 and 2012 (in RMB thousands):

	Company-Owned Brokerage Services	Franchise Services	Primary and Commercial Services	Total
Balance as of January 1, 2011	7,911	8,696	—	16,607
Acquisitions	—	—	128,705	128,705
Impairments	(4,374)	—	(26,240)	(30,614)
Balance as of December 31, 2011	3,537	8,696	102,465	114,698
Acquisitions	—	—	—	—
Impairments	—	—	(10,755)	(10,755)

Balance as of December 31, 2012	3,537	8,696	91,710	103,943

        Goodwill impairment losses for the year ended December 31, 2012 were RMB10.8 million (US$1.7 million) from SG International Investments Limited (Note 9(b)), as a result of the shortfall in the results of operations of our Shanggu business unit.

        The goodwill impairment loss was determined using the two-step method described in note 2(i) and the fair values of the respective reporting units were determined using the discounted cash flow approach. The discounted cash flows were based on assumptions consistent with the strategic plan used to manage the underlying business. The Company made adjustments to the cash flows and discount rate to reflect the significantly lower fair value of the reporting units implied by the Company's share price after allowing for share price volatility. The valuation, incorporating these adjustments, was based on a nine year cash flow model with a long term growth rate of 3%, a discount rate of 17.5% and a terminal value based primarily on the discount and growth rates.

11. INTANGIBLE ASSETS, NET

        The following summarizes the Group's intangible assets as of December 31, 2011 and 2012 (in RMB thousands):

	CENTURY 21® franchise rights	Customer relationships	Real estate listing databases	Trademark	Sub-franchisee base	Brand name	Mortgage credit license	Total
Cost	48,747	949	541	403	2,044	—	—	52,684
Accumulated amortization	(17,120)	(357)	(219)	(100)		—	—	(17,796)

Balance as of January 1, 2011	31,627	592	322	303	2,044	—	—	34,888
Additions	—	13,811	—	—	—	45,214	6,666	65,691
Amortization	(2,348)	(1,248)	(54)	(40)	(704)	—	(358)	(4,752)

Balance as of December 31, 2011	29,279	13,155	268	263	1,340	45,214	6,308	95,827
Additions	—	—	—	—	—	—	—	—
Amortization	(2,348)	(2,070)	(54)	(40)	(704)	—	(358)	(5,574)

Balance as of December 31, 2012	26,931	11,085	214	223	636	45,214	5,950	90,253

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

11. INTANGIBLE ASSETS, NET (Continued)

        The franchise rights acquired from Realogy entitled the Group to use and sub-franchise the CENTURY 21® brand in China. The franchise rights for China acquired from Realogy have a contractual period of 25 years with a specific renewal clause for another 25 years upon payment by the Company of US$4.5 million. The Group considered its historical experience in renewing or extending similar franchise agreements when determining the estimated useful life of the franchise rights acquired from Realogy. Given the lack of historical experience of the Group in renewing or extending similar arrangements with Realogy as the franchise relationship was first entered into with Realogy in 2000 for 25 years, the Group considered assumptions that market participants would use about the renewal or extension provisions. Since it is uncertain whether market participants would pay this US$4.5 million for the renewal of franchise rights in the future, the Group considered this entity-specific factor and determined that the estimated useful life of the franchise rights acquired from Realogy is the contractual period of 25 years, over which the recognized intangible assets are being amortized. The Group has determined that the customer relationship acquired from Shanggu acquisition has a useful life of 7 years and is amortized on a straight-line basis. The brand name arose from the acquisition of Shanggu and is an indefinite-lived intangible asset and is not amortized but is tested for impairment annually or whenever events or circumstances indicate that impairment may have occurred.

        The Group has recorded approximately RMB2.0 million, RMB4.8 million and RMB5.6 million of amortization for intangible assets for the years ended December 31, 2010, 2011 and 2012, respectively.

        Based on the Group's intangible assets subject to amortization, the annual estimated amortization expense related to the above intangible assets is as follows (in RMB thousands):

2013	5,504
2014	4,869
2015	4,869
2016	4,869
2017	4,869
Thereafter	20,059

Total	45,039

        Management has assessed the intangible assets for the year ended December 31, 2012 for any impairment and no impairment was recognized.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following (in RMB thousands):

	December 31,
	2011	2012
Salaries, commissions and welfare payable	83,460	129,855
Taxes payable	22,803	40,877
Royalty fees payable	1,225	1,435
Third party deposits	10,544	16,491
Professional fees payable	7,431	4,065
Other current liabilities	25,039	24,971

Total	150,502	217,694

        Royalty fees payable relate to the Master Franchise Agreement entered into with Realogy. The royalty fees are determined based on the Group's franchise revenue for the periods.

13. DEFERRED REVENUE

        Cash received in advance on contracts is deferred and recognized when the services are rendered. The deferred revenue is primarily related to advances received from customers relating to brokerage commissions and initial franchise fees received from franchisees. The deferred revenue as of December 31, 2011 and 2012 were RMB7.8 million and RMB8.5 million, respectively.

14. LONG-TERM DEPOSITS PAYABLE

        The Group receives security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2011 and 2012 were RMB12.2 million, and RMB10.5 million respectively.

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

Taxation in Hong Kong

        CIR is subject to income tax rate 16.5% in 2010, 2011 and 2012.

        BVMC is subject to income tax rate of 16.5% in 2010, 2011 and 2012.

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

        As Shanghai Ruifeng and Anshijie are both registered in Shanghai Pu Dong New Area, and Shenzhen CIR is registered in Shenzhen special economic zone, they are subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, the income tax rate is to be increased progressively from 18% to 25% from 2008 to 2012, respectively. Accordingly, they are subject to income tax rate of 22%, 24% and 25% in 2010, 2011 and 2012, respectively.

        In October 2009, Huachuang, obtained a Software Enterprise Certification which entitled it to exemption from corporate income tax in 2009 and 2010.

        In September 2011, Kudian obtained a Software Enterprise Certification which entitles it to exemption from CIT for the first two years in which it has taxable income and a 50% reduction in CIT for each of the following three years. 2011 is the first year with taxable income. For the years ended December 31, 2011 and 2012, Kudian is exempted for the income tax provision.

        The provision for income tax is as follows (in RMB thousands):

	Years ended December 31,
	2010	2011	2012
Income tax provision:
Current	3,023	1,498	8,484
Deferred	(38)	(395)	(5,771)

Total	2,985	1,103	2,713

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

        The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2011 and 2012 (in RMB thousands):

	December 31,
	2011	2012
Current
Deferred tax assets:
Allowance for doubtful accounts	3,395	4,333
Deferred revenue	814	838
Accrued expense and payroll	22,944	35,050
Advertising expense	1,359	861
Net operating loss carry forwards	—	—

Total deferred tax assets	28,512	41,082
Less: valuation allowance	(28,512)	(36,202)

	—	4,880

Non-current
Deferred tax assets:
Net operating loss carry forwards	118,550	126,341
Intangible assets and property and equipment	5,810	5,599

Total deferred tax assets	124,360	131,940
Less: valuation allowance	(124,360)	(131,940)

	—	—

Deferred tax liabilities:
Intangible assets and property and equipment	(17,543)	(16,652)

Net deferred tax liabilities	(17,543)	(16,652)

        The Group made full valuation allowance against net deferred tax assets of other entities except for Shanggu as of December 31, 2012. The Group evaluates a variety of factors in determining the amount of valuation allowance, including the Group's limited operating history, accumulated deficit, existence of taxable temporary differences and expected reversal periods. For Shanggu, the deferred tax assets was resulted from commission payable, we assessed Shanggu has entered many sales framework contracts with real estate developers, which would guarantee a sufficient taxable income in 2013 based on detailed analysis. Considering the positive evidences above, and there were no significant negative evidence, we concluded that the deferred tax assets are more likely than not to be realized in 2013 and the valuation allowance is hence not needed for Shanggu.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

        The following table sets forth the movements of the valuation allowance for net deferred tax assets for the years presented (in RMB thousands):

	Years ended December 31,
	2010	2011	2012
Balance at beginning of the year	(22,540)	(62,628)	(152,872)
Write-back/(provision) for the year	(40,088)	(90,244)	(15,270)

Balance at end of the year	(62,628)	(152,872)	(168,142)

        The Group had total net operating losses carried forward as of December 31, 2010, 2011 and 2012 amounting to RMB127.6 million, RMB481.7 million and RMB518.4 million respectively, which will be expired from 2013 to 2017.

        The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2010, were to decrease net loss by RMB9.1 million and basic and diluted net loss per share by RMB0.01. The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2011, were to decrease net loss by RMB4.5 million and basic and diluted net loss per share by RMB0.01. The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2012, were to decrease net loss by RMB5.1 million and basic and diluted net loss per share by RMB0.01.

        A reconciliation of income tax at the statutory income tax rate to the Group's effective tax rate is as follows:

	Years ended December 31,
	2010	2011	2012
Statutory income tax rates	(25.0)%	(25.0)%	(25.0)%
Effect of preferential tax rate	2.6%	(1.0)%	(6.2)%
Effect of income tax rate changes	(1.2)%	(0.6)%	0.0%
Changes in valuation allowance	24.9%	26.6%	31.2%
Others	0.5%	0.4%	5.7%

Effective tax rate	1.8%	0.4%	5.7%

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

        The Company's subsidiaries have determined that they have no present plan to declare and pay any dividend on their shares in the foreseeable future. The Group plans to continue to reinvest its subsidiaries' undistributed earnings in their operations in China in the foreseeable future. As of December 31, 2011 and 2012, the cumulative undistributed earnings of RMB53,408,412 and RMB67,541,081 are included in consolidated retained earnings on the balance sheets, respectively. An

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

estimated RMB5,340,841 and RMB6,754,108 in withholding taxes would be due if these earnings were remitted as dividends as of December 31, 2011 and 2012.

16. OTHER INCOME

        Other income for the year ended December 31, 2012 was RMB6.5 million, mainly representing a tax refund from the local government of the Group's operating entities located in Shanghai.

17. NET INCOME (LOSS) PER SHARE AND PER ADS

        The following table sets forth the computation of basic and diluted net income (loss) per ordinary share and ADS for the years ended December 31, 2010 ,2011 and 2012 (in RMB thousands, except per share and per ADS data):

	2010	2011	2012
Numerator:
Net income (loss) attributable to IFM Investments Limited	(162,238)	(336,515)	(53,511)
Accretion of Series A Preferred Shares	(381)	—	—
Accretion of Series B Preferred Shares	(832)	—	—
Income allocated to participating preferred shareholders	—	—	—

Numerator for basic and diluted net income (loss) per share	(163,451)	(336,515)	(53,511)

Denominator:
Weighted-average shares—basic	654,637	668,291	667,672
Potentially dilutive shares:
Preferred shares*	—	—	—
Options*	—	—	—

Weighted averages shares—diluted	654,637	668,291	667,672

Net income (loss) per share—basic	(0.25)	(0.50)	(0.08)

Net income (loss) per share—diluted	(0.25)	(0.50)	(0.08)

Net income (loss) per ADS—basic	(11.24)	(22.66)	(3.61)

Net income (loss) per ADS—diluted	(11.24)	(22.66)	(3.61)

        For the years ended December 31, 2010, 2011 and 2012, 43.3million, 40.5 million and 39.1 million shares of stock options were not included in diluted EPS under the if-converted method, respectively, because to do so would have been anti-dilutive.

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

        On September 1, 2012 and October 23, 2012, the Company separately granted 500,000 and 400,000 share options to certain employees. One-third (1/3) of the share options shall vest and become exercisable on each of the first, second and third anniversary dates of the Effective Date of this Option Agreement.

        The Board approved that the expiration dates of all outstanding and unexercised stock options granted under respective stock option agreements pursuant to the Company's amended and restated 2006 stock incentive plan are hereby extended to the fifth anniversary as of July 9, 2012. And the Board also resolved that the exercise prices of all outstanding and unexercised stock options granted under respective stock option agreements pursuant to the Company's amended and restated 2006 stock incentive plan are hereby amended to US$1.18 per ADS, representing 100% of the 30-trading day volume weighted average price per ADS as of the date hereof, except that the exercise price of the outstanding and unexercised stock options granted to Donald Zhang is hereby amended to US$1.30 per ADS, representing 110% of 30-trading day volume weighted average price per ADS as of July 9, 2012. Accordingly, the incremental fair value of RMB1,930,000 was recorded as expenses in the consolidated statements of operation for the year ended December 31, 2012.

        Valuation Assumptions:    The Company estimated the fair value of share options using Black-Scholes Option Pricing valuation model. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	Years ended December 31,
	2010	2011	2012
Expected volatility	64.5% - 65.5%	—	58.8% - 60.3%
Risk-free interest rate	1.62% - 2.43%	—	1.17% - 1.27%
Dividend yield	0.00%	—	0.00%
Expected term (in years)	3.2 - 3.5	—	3.5
Weighted average fair value of the underlying shares on the date of option grants (US$)	0.27	—	0.03

        Expected Term:    Due to insufficient historical information, giving consideration to the contractual terms of the share-based awards, the Company adopted the simplified method for estimating the expected term to represent the period that the Company's share-based awards are expected to be outstanding.

        Expected Volatility:    The fair value of share-based payments made through the years ended December 31, 2010 and 2012 was valued using the Black-Scholes Option Pricing valuation method with a volatility factor based on the historical stock prices of comparable companies.

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

        Estimated Pre-vesting Forfeitures:    When estimating forfeitures, the Company considers both voluntary and company termination behavior.

        The following table summarizes the Group's share options activities for the years ended December 31, 2010, 2011 and 2012:

		Share options Outstanding
	Share options available	Number of Share options	Weighted Average Exercise Price (US$)
Balance as of December 31, 2008	10,576,880	41,900,000	0.12

Share options granted	(3,400,000)	3,400,000	0.32
Share options cancelled/forfeited	1,500,000	(1,500,000)	0.11

Balance as of December 31, 2009	8,676,880	43,800,000	0.13

Share options granted	(5,250,000)	5,250,000	0.27
Share options cancelled/forfeited	2,150,000	(2,150,000)	0.14
Share options exercised	—	(3,599,143)	0.11

Balance as of December 31, 2010	5,576,880	43,300,857	0.15

Share options granted	—	—	—
Share options cancelled/forfeited	1,840,536	(1,840,536)	0.18
Share options exercised	—	(977,582)	0.09

Balance as of December 31, 2011	7,417,416	40,482,739	0.15
Share options granted	(900,000)	900,000	0.03
Share options cancelled/forfeited	2,300,000	(2,300,000)	0.14
Balance as of December 31, 2012	8,817,416	39,082,739	0.02

        The weighted-average grant date fair value of options granted for the years ended December 31, 2010 and 2012 was US$0.13 and US$0.01 per option, respectively and no options were granted in year

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

2011.The following table summarizes the weighted average remaining contractual life and exercise price for the share options outstanding and exercisable as of December 31, 2012:

	Share options Outstanding			Share options Exercisable
Range of Exercise Prices (US$)	Number of options outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price (US$)	Number of options outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price US($)
$0.023	22,182,739	4.52	0.02	21,816,073	4.52	0.02
$0.025	16,000,000	4.52	0.03	15,950,000	4.52	0.02
$0.026	400,000	4.81	0.03	—	—	—
$0.034	500,000	4.67	0.03	—	—	—

	39,082,739	4.53	0.02	37,766,073	4.52	0.02

        There were 37,741,073 and 37,766,073 share options exercisable as of December 31, 2011 and 2012, respectively. The total fair value of options vested are US$2,302,923 and US$302,691 (approximately RMB14,494,367 and RMB1,885,795) as of December 31, 2011 and 2012, respectively. As of December 31, 2012, the intrinsic value of outstanding and exercisable share options were US$450,020 and US$440,355, respectively, which is calculated as the difference between the company's closing stock price as of December 31, 2011 and the exercise price of the share option.

        Share-based compensation expense for share-based awards granted with performance conditions is recognized using the graded-vesting method. The Company recognized compensation expense of US$1.4 million (approximately RMB9.5 million) from the IPO date, January 28, 2010, over the remaining vesting period of one year as the performance condition in the options was considered met. Share-based compensation expenses for share-based awards which are based on service conditions are recognized using the straight-line attribution approach.

        On November 21, 2011, the Company agreed with an ex-employee that, subject to compliance of certain non-competition undertakings, this ex-employee's option agreement will remain effective as if he were an employee of the Company, including the terms regarding any option re-pricing or any extension of the exercise period from time to time. The Company accounted for this modification of the options on November 21, 2011 in accordance with the relevant stock compensation guidance. On July 9, 2012, the Group approved additional modification to the employees' outstanding options as of July 9, 2012 by decreasing the exercise prices to the current market value and extending the expiration date to fifth anniversary of the modification date. As a result, this ex-employee's option was modified concurrently and have been classified as liability and measured at fair value. Accordingly a liability of RMB1,705,239 was reclassified from additional paid in capital as other current liabilities in the consolidated balance sheet, and a decrease in fair value of RMB1,535,865 has been recorded, the liability is RMB169,374 as of December 31, 2012.

        For the years ended December 31, 2010, 2011 and 2012, the Company recognized share-based compensation of approximately RMB16,860,000, RMB3,234,000 and RMB3,465,000, respectively. The

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

amount of share based compensation was included in "Selling, general and administrative expenses in the Company's consolidated statements of operations

        As of December 31, 2012, there was US$45,642(approximately RMB284,354) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.09 years.

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

        The total contributions for such employee benefits were approximately RMB34.4 million, RMB56.5 million and RMB45.1 million for the years ended December 31, 2010, 2011 and 2012, respectively. Amounts accrued and included in salaries, commissions and welfare payable in the accompanying balance sheets were approximately RMB9.9 million, RMB7.9 million and RMB8.0 million as of December 31, 2010, 2011 and 2012, respectively.

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

b)    Operating lease commitments

        The Group has operating lease agreements principally for its administrative offices and real estate brokerage stores. These leases expire by 2015 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2010 ,2011 and 2012 were RMB127.3 million, RMB180.8 million and RMB114.0 million, respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2012 are as follows (in RMB thousands):

For the year ending December 31,
2013	99,748
2014	57,429
2015	43,655
2016	10,101
2017	5,135
2018	1,059

Total	217,127

c)     Minimum Service Fees

        The Group is required to pay annual minimum service fees to Realogy for the licensing of the CENTURY 21® brand to 2025. The minimum service fees is the greater of the minimum of US$100,000 (approximately RMB623,010) or an amount calculated by multiplying US$500 (approximately RMB3,115) by the number of sales offices in the Group's CENTURY 21® franchise network. The minimum service fees for future years are as follows (in RMB thousands):

2013	623
2014	623
2015	623
2016	623
2017	623
Thereafter	4,517

Total	7,632

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

e)    Contingent Consideration payable

        The contingent consideration payable arose from the Company's business acquisition of SG International Investments Limited in the second quarter of 2011 and is measured at fair value. The contingent consideration payable as of December 31, 2012 was RMB33.8 million (US$5.4 million).

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

f)     Long-term Deposits Payable

        The Group receives security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2012 were RMB10.5 million (US$1.7 million).

24. RELATED PARTY TRANSACTIONS

        The table below sets forth the related parties and their relationships with the Group:

Related parties	Relationships with the Group
Xian	Investment under the equity method
Fund Management Partnership	Investment under the equity method
TianRe Fund I	Investment under the equity method

        As of December 31, 2012, the company owned 75% of the equity interests of TianRe Co., Ltd. and the remaining 25% equity interests were owned by Everising. The Company's wholly-owned subsidiary, IFM BJ Inv is a 75% limited partner in the Fund Management Partnership, with Everising as the other limited partner holding the remaining 25% equity interest.

        Refer to Note 7 for the related party transactions of the equity interests in TianRe Co., Ltd. and Fund Management Partnership. As of December 31, 2011 and 2012, the amounts due from/to related parties consisted of the following (in RMB thousands):

	December 31,
	2011	2012
Amounts due from related parties
Fund Management Partnership	21	109
Xian	50	—
Other	—	1

Total amounts due from related parties	71	110

Amounts due to related parties
Fund Management Partnership	16	22
Xian	250	250

Total amounts due to related parties	266	272

25. VARIABLE INTEREST ENTITIES

        To comply with PRC laws and regulations, the Company conducts certain business in the PRC through its VIEs. On September 6, 2010, the Company established two entities in Beijing, China, Huaxing and Chuangfu which are VIEs consolidated by the Company ("VIEs"). On January 25, 2011, the Company, through its VIEs, acquired a company based in Beijing with a license to offer mortgage credit loans with properties as collateral.

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

        For all these VIE entities, as of December 31, 2012, the total assets of the consolidated VIEs were RMB65.2 million, mainly comprising investment in associates and prepaid expenses and other current assets. As of December 31, 2012, the total liabilities of the consolidated VIEs were RMB0.6 million, mainly comprising accrued expenses and other current liabilities. There are no VIEs where the Company has a variable interest but is not the primary beneficiary.

        For all these VIE entities, for the years ended December 31, 2012, the net revenue of the consolidated VIEs was RMB4.3 million and net income of the consolidated VIEs was RMB0.8 million and for the years ended December 31, 2011, the net revenue of the consolidated VIEs was RMB0.7 million and the net loss of the consolidated VIEs was RMB1.9 million. All intercompany transactions and balances within the VIEs were eliminated upon consolidation.

        For all these VIE entities, as of December 31, 2011 and 2012, the consolidated cash flow consisted of the following (in RMB thousands):

	2011 RMB	2012 RMB
Net cash provided by (used in) operating activities	44,149	(24,636)
Net cash provided by (used in) investing activities	(12,258)	3,657
Net cash provided by financing activities:	500	38,000
Net (decrease) increase in cash and cash equivalents	32,391	17,021

        The net cash provided by operating activities in 2011 and the cash used in operating activities in 2012 were mainly resulted from the transactions with other subsidiaries within the Group. The net cash provided by financing activities were the capital injection of RMB38.0 million to comply with the capital requirement in PRC for the holding company of a mortgage credit company.

        Under contractual agreements with the Group, those employees of the Group who are shareholders of the VIEs are required to transfer their ownership in these entities to the Group, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Group at any time to repay the loans outstanding. The VIEs conferred an exclusive and irrevocable right to the Company that the Company can purchase all or part of the shares of the acquired company at a price of RMB1.0 at its own discretion under the Chinese law. Those employees of the Group who are shareholders of the VIEs have pledged their shares in the VIEs as collateral for the loans. As of December 31, 2012, the aggregate amount of these loans was RMB80.5 million (US$12.9 million).

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

25. VARIABLE INTEREST ENTITIES (Continued)

        In accordance with the VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs and their subsidiaries without any restrictions. Therefore, the Company considers that there is no asset in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs except for registered capitals and PRC statutory reserves of the VIEs and the VIEs' subsidiaries amounting to RMB42.5 million (US$6.8 million) and RMB80.5 million (US$12.9 million) as of December 31, 2011 and 2012, respectively. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs. Accordingly, the creditors of all the liabilities of Company's consolidated VIEs do not have recourse to the Company's general credit. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company will conduct certain business in the PRC through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Agreements between consolidated VIEs and Nominee Shareholders

        Loan agreements between MMC BJ and the respective shareholders of Huaxing and Chuangfu: These loan agreements provide for loans to the shareholders of Huaxing and Chuangfu(hereinafter "VIEs Shareholders") to acquire the equity interests in Beijing Huijin Co., Ltd. (hereinafter "Huijin") through Huaxing and Chuangfu. The loans are interest free. MMC BJ and any third party(s) designated by it have the right, exercisable on their own will and at any time when it becomes legal to do so under PRC law, to purchase from Huaxing and Chuangfu all or any part of their equity interests in Huijin (hereinafter "Exclusive Purchase Right") and the purchase price will be used to repay the loans. The shareholders cannot repay the loans by other means except acquiring the written consent of MMC BJ in advance. The VIEs Shareholders guarantee, where MMC BJ or any third party(s) designated by it exercise Exclusive Purchase Right, they will make shareholder decisions to ensure that Huaxing and Chuangfu waive their first refusal on the equity of Huijin. The VIEs Shareholders also guarantee that all their equity interests in Huaxing and Chuangfu and all equity interests of Huijin held by Huaxing and Chuangfu will be pledged to MMC BJ as security to the relevant debts and without MMC BJ prior written consent, VIEs Shareholders shall not (1) sell, transfer, pledge or dispose by any other means their equity or any interests in Huijin; (2) take any actions/negative act which may have major influences on the assets, business or responsibility of Huijin.

        Exclusive consulting and service agreement between Huaxing and Chuangfu on one side and MMC BJ on the other side: Under this agreement, MMC BJ provides exclusive technical consultation and relevant service to Huaxing and Chuangfu in exchange for consulting service fees based on the net profit of Huaxing and Chuangfu. The term of this agreement is 20 years and may be extended for 20 years automatically, unless MMC BJ gives disagreement of such extension in writing three months prior to the expiration of this agreement. Under this agreement, Huaxing and Chuangfu need to consult MMC BJ's advice before making any important decisions on business and operation which may influence the exclusive cooperation of Huaxing and Chuangfu and MMC BJ under this agreement. Huaxing and Chuangfu promise to follow the reasonable instructions given by MMC BJ.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

25. VARIABLE INTEREST ENTITIES (Continued)

        Equity pledge agreement among MMC BJ, Huaxing and Chuangfu, and the respective shareholders of Huaxing and Chuangfu(the "Guarantor"): Under this agreement the shareholders pledge to MMC BJ their equity interests in Huaxing and Chuangfu, and Huaxing and Chuangfu pledge to MMC BJ their equity interests in Huijin to secure the performance of their obligations under Loan Agreements and Exclusive consulting and service agreement. The Guarantor confirms that they will waive their respective right of first refusal of the pledged equity interests under this agreement when MMC BJ exercising the Pledge and they will not transfer all or any part of the equity interests of Huaxing, Chuangfu and Huijin to any third party, place the existence of any pledge, guarantee or other security interest on such equity interests during the term of pledge, except for the consent adopted by MMC BJ and Guarantor. The Guarantor hereby irrevocably grants MMC BJ an irrevocable and exclusive right to purchase, or designate one or more persons (the "Designee") to purchase the equity interests in Huijin then held by Huaxing and/or Chuangfu in part or in whole at MMC BJ and Designee 's sole and absolute discretion to the extent permitted by Chinese laws and at the price of 1 RMB Yuan. Unless MMC BJ waives Exclusive Purchase Right in writing , such right will exist permanently. The Guarantor further guarantee that without MMC BJ's prior written consent, other than normal business operation, the Guarantor shall not make any shareholders' decisions on disposal of the assets, business income or its beneficial interest of Huaxing, Chuangfu and Huijin; Without MMC BJ's prior written consent, the Guarantor shall not make any shareholders' decisions to permit Huaxing, Chuangfu and Huijin to bear any indebtedness, especially the loan. The Guarantor irrevocably grants MMC BJ exercising the whole shareholders' rights of Huaxing, Chuangfu and Huijin, appoint or impel MMC BJ to appoint the nominees of MMC BJ as the directors, senior manager and financial officer of Huaxing, Chuangfu and Huijin. The term of this agreement will not end until the obligations secured by the pledge are all fully fulfilled.

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

        The following tables summarize the selected revenue and expenses information for each reportable segment for the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31, 2010 (in RMB thousands)
	Company- Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	482,371	17,011	24,381	7,066	—	530,829
Commissions and other agent-related costs	(307,153)	(759)	(6,550)	(4,410)	—	(318,872)
Operating costs	(187,298)	(7,260)	(1,827)	(3,106)	(179)	(199,670)
Selling, general and administrative expenses	(80,560)	(13,446)	(9,759)	(5,067)	(67,439)	(176,271)
(Loss) income from operations	(92,640)	(4,454)	6,245	(5,517)	(67,618)	(163,984)
Net (loss) income	(83,952)	(5,597)	5,026	(5,517)	(73,660)	(163,700)

	Year ended December 31, 2011 (in RMB thousands)
	Company- Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	513,375	23,546	22,903	44,735	—	604,559
Commissions and other agent-related costs	(394,865)	(1,490)	(6,786)	(25,779)	—	(428,920)
Operating costs	(271,562)	(8,873)	(1,672)	(14,352)	(193)	(296,652)
Selling, general and administrative expenses	(107,843)	(15,492)	(10,696)	(17,052)	(67,027)	(218,110)
Goodwill impairment	(4,374)	—	—	(26,240)	—	(30,614)
Net change in fair value	—	—	—	25,716	—	25,716
(Loss) income from operations	(265,269)	(2,309)	3,749	(12,972)	(67,220)	(344,021)
Net (loss) income	(264,722)	(2,311)	3,620	(12,972)	(64,025)	(340,410)

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

26. SEGMENT INFORMATION (Continued)

	Year ended December 31, 2012 (in RMB thousands)
	Company- Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	623,927	13,405	25,686	85,115	—	748,133
Commissions and other agent-related costs	(394,089)	(1,221)	(6,981)	(52,991)	—	(455,282)
Operating costs	(156,460)	(6,125)	(1,432)	(11,313)	—	(175,330)
Selling, general and administrative expenses	(85,970)	(7,993)	(10,873)	(12,049)	(60,590)	(177,475)
Goodwill impairment	—	—	—	(10,755)		(10,755)
Net change in fair value	—	—	—	10,453	1,536	11,989
(Loss) income from operations	(12,592)	(1,934)	6,400	8,460	(59,054)	(58,720)
Net (loss) income	(6,405)	(1,930)	6,128	5,435	(53,312)	(50,084)

        All of the Group's revenues from external customers are generated in the PRC.

27. SUBSEQUENT EVENTS

        On February 26, 2013, the General office of the State Council issued the Notice on Keeping on Enhancing the Regulation and Control of Real Estate Market, or the February Notice. According to the February Notice, the households who have purchased one house or who are non-residents and unable to provide proof of tax or social security payment for required years are prohibited from purchasing any house in relevant administrative region. Homeowners who sell their houses will be levied an income tax as high as 20% of the profit they make in the relevant transaction. As of April 19, 2013, some major cities in China, including Beijing, Shanghai, Chengdu and other major cities in China have respectively promulgated local measures to restrict housing purchases. As a real estate services provider, we are significantly affected by these government policies and regulatory measures as we primarily generate revenues based on the successful property transactions to which we provide real estate sales agency and consultancy services.

28. RESTRICTED NET ASSETS

        Relevant PRC laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to annually appropriate 10% of net after-tax income to the general reserve fund or statutory surplus fund (see Note 2(x)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability, which restricted portion amounted to approximately RMB712.5 million and RMB764.3 million as of December 31, 2011 and 2012, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

28. RESTRICTED NET ASSETS (Continued)

in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

        The Company performed a test on the restricted net assets of consolidated subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2012. Therefore the separate condensed financial statements of the Company should be presented with the Company's investments in its subsidiary under the equity method of accounting

        The Company was incorporated in the Cayman Islands on November 30, 2005, by IFM Holding Company Ltd., a Cayman Islands exempt company. IFM Holding was a wholly-owned subsidiary of Maxpro International Enterprise, Inc. ("Maxpro"), a New York corporation. Maxpro was 100% owned by Mr. Donald Zhang through D&M Capital Corporation.

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

        The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2012.

        Operating expenses for the Company for the years ended December 31, 2010, 2011 and 2012 included share-based compensation as a result of the options granted to employees of the Company in 2010, 2011 and 2012. Total share-based compensation for the years ended December 31, 2010, 2011 and 2012 were approximately RMB16,860,000, RMB3,234,000 and RMB3,465,000 respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Financial information of parent company
Condensed Balance Sheets
(in thousands, except par value)

	December 31,
	2011 RMB	2012 RMB	2012 US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	34,080	21,453	3,443
Restricted cash	—	—	—
Amounts due from subsidiaries, associates and related parties	124,964	118,009	18,942
Prepaid expenses and other current assets	1,906	1,057	170

Total current assets	160,950	140,519	22,555

Non-current assets:
Long-term investments	265,656	225,859	36,253

Total assets	426,606	366,378	58,808

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses and other current liabilities	5,915	2,376	382
Amounts due to subsidiaries, associates and related parties	14,645	9,708	1,558

Total liabilities	20,560	12,084	1,940

Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized, 667,672 and 667,672 shares issued and outstanding as of December 31, 2011and 2012, respectively)	4,939	4,939	793
Treasury stock	—	—	—
Additional paid-in capital	1,033,892	1,035,651	166,233
Statutory reserves	5,595	5,595	898
Accumulated deficit	(638,380)	(691,891)	(111,056)

Total shareholders' equity	406,046	354,294	56,868

Total liabilities and shareholders' equity	426,606	366,378	58,808

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Financial information of parent company
Condensed Statements of Operations
(in thousands)

	Years Ended December 31,
	2010 RMB	2011 RMB	2012 RMB	2012 US$
				(Note 2(c))
Costs and expenses:
Selling, general and administrative expenses	(24,903)	(5,611)	(15,263)	(2,450)
Net change in fair value	—	—	1,536	247

Total costs and expenses	(24,903)	(5,611)	(13,727)	(2,203)

Loss from operations	(24,903)	(5,611)	(13,727)	(2,203)
Interest income	597	212	61	10
Foreign currency exchange gain (loss)	(3,350)	(1,981)	(48)	(8)

Loss before share of subsidiaries' and associates' (loss) income	(27,656)	(7,380)	(13,714)	(2,201)
Share of subsidiaries' and associates' income (loss)	(134,582)	(329,135)	(39,797)	(6,387)

Net income (loss)	(162,238)	(336,515)	(53,511)	(8,588)
Accretion of convertible redeemable preferred shares	(1,213)	—	—	—
Income allocated to participating preferred shareholders	—	—	—	—

Net income (loss) attributable to ordinary shareholders	(163,451)	(336,515)	(53,511)	(8,588)

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2010 RMB	2011 RMB	2012 RMB	2012 US$
				(Note 2(c))
Net cash used in operating activities	(7,800)	(31,020)	(12,525)	(2,010)
Net cash used in investing activities	(410,569)	—	—	—
Cash flow from financing activities:
Share repurchase	(26,816)	(15,332)	—	—
Payment of initial public offering costs	(13,572)	(1,315)	—	—
Proceeds from issuance of ordinary shares upon initial public offering	557,455	—	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	2,664	583	—	—
Repayments of short-term borrowing to subsidiaries	(25,760)	—	—	—
Net cash (used in) provided by financing activities	493,971	(16,064)	—	—
Effect of exchange rate changes on cash and cash equivalents	(1,394)	(1,942)	(102)	(16)

Net (decrease) increase in cash and cash equivalents	74,208	(49,026)	(12,627)	(2,026)
Cash and cash equivalents at the beginning of year	8,898	83,106	34,080	5,469

Cash and cash equivalents at the end of year	83,106	34,080	21,453	3,443