Form 20-F/A
period 2012-12-31
IFM Investments Ltd
filed 2013-04-26
CIK 1477324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

26/A, East Wing Hanwei Plaza No. 7, Guanghua Road, Chaoyang District Beijing 100004, People’s Republic of China
(Address of principal executive offices)

Donald Zhang 26/A, East Wing Hanwei Plaza No. 7, Guanghua Road, Chaoyang District Beijing 100004, People’s Republic of China Phone: (86 10) 6561-7788 Facsimile: (86 10) 6561-3321
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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐   No ☐

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2012 originally filed with the Securities and Exchange Commission on April 25, 2013 (the “2012 Form 20-F”) is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

Item 19.    EXHIBITS

Exhibit Number	Description of Documents

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*           XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

IFM INVESTMENTS LIMITED

	By:	/s/ Donald Zhang
		Name:	Donald Zhang
		Title:	Chairman and Chief Executive Officer

Date: April 26, 2013