Form 20-F
period 2013-12-31
IFM Investments Ltd
filed 2014-04-25
CIK 1477324

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
For the fiscal year ended December 31, 2013.
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

            As of December 31, 2013, we had 668,758,876 ordinary shares, par value US$0.001 per share. As of April 18, 2014, the latest practicable date, we had 669,232,591 ordinary shares, par value US$0.001 per share.

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

            Item 17 ☐    Item18 ☐

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

  •
  "Exchange Act" are to the Securities Exchange Act of 1934, as amended;

  •
  "NYSE" are to the New York Stock Exchange;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "SEC" are to the United States Securities and Exchange Commission;

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

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the rate in effect on December 31, 2013, which was RMB6.0537 to US$1.00, the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 statistical release of the Federal Reserve Board of the United States. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

Item 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The following selected consolidated financial information and operating data for the periods and as of the dates indicated should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our financial statements not included in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or

U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	(US$)(1)
	(in thousands, except per share and per ADS data)
Statements of Operations Data:
Revenue
Net revenues	651,656	530,829	604,559	748,133	877,451	144,945
Costs and Expenses
Commissions and other agent-related costs	(289,146)	(318,872)	(428,920)	(455,282)	(562,436)	(92,908)
Operating costs	(119,605)	(199,670)	(296,652)	(175,330)	(184,393)	(30,460)
Selling, general and administrative expenses	(101,421)	(176,271)	(218,110)	(177,475)	(234,065)	(38,665)
Goodwill impairment losses	—	—	(30,614)	(10,755)	(20,384)	(3,367)
Net change in fair value	—	—	25,716	11,989	22,069	3,646
Total costs and expenses	(510,172)	(694,813)	(948,580)	(806,853)	(979,209)	(161,754)
Income (loss) from operations	141,484	(163,984)	(344,021)	(58,720)	(101,758)	(16,809)
Interest income	2,244	6,685	5,845	2,324	4,162	688
Other income	—	9,350	2,086	6,497	7,360	1,216
Foreign currency exchange loss	(496)	(12,161)	(5,713)	(19)	(113)	(19)
Income (loss) before income tax and share of associates' losses	143,232	(160,110)	(341,803)	(49,918)	(90,349)	(14,924)
Income tax	(8,275)	(2,985)	(1,103)	(2,713)	2,332	385
Share of associates' (losses)/income	(162)	(605)	2,496	2,547	2,074	343
Net income (loss)	134,795	(163,700)	(340,410)	(50,084)	(85,943)	(14,196)
Net (income) loss attributable to non-controlling interests	246	1,462	3,895	(3,427)	2,923	483
Net income (loss) attributable to IFM Investments Limited	135,041	(162,238)	(336,515)	(53,511)	(83,020)	(13,713)
Net income (loss) per share:
Basic	0.21	(0.25)	(0.50)	(0.08)	(0.12)	(0.02)
Diluted	0.20	(0.25)	(0.50)	(0.08)	(0.12)	(0.02)
Net income (loss) per ADS:(2)
Basic	9.34	(11.24)	(22.66)	(3.61)	(5.59)	(0.92)
Diluted	9.19	(11.24)	(22.66)	(3.61)	(5.59)	(0.92)
Weighted average number of ordinary shares used in per share calculations:
Basic	260,000	654,637	668,291	667,672	668,198	668,198
Diluted	264,396	654,637	668,291	667,672	668,198	668,198

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.0537 to US$1.00, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board of the United States on December 31, 2013.

(2)
All net (loss) income per ADS have been adjusted to reflect the change of the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012.

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	(US$)(1)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	334,589	520,647	235,450	191,048	145,610	24,053
Time deposits	—	120,000	—	—	—	—
Restricted cash	28,784	32,498	10,997	18,036	13,235	2,186
Accounts receivable, net	61,938	50,599	97,090	176,287	168,872	27,896
Loans receivable, net	—	12,732	37,511	35,229	121,133	20,010
Amount due from related parties	386	1,710	71	110	142	23
Property and equipment, net	41,181	78,330	62,513	40,832	33,434	5,523
Intangible assets, net	27,825	34,888	95,827	90,253	84,747	13,999
Total assets	543,834	958,542	725,062	734,668	738,263	121,952
Accrued expenses and other current liabilities	130,668	163,036	150,502	217,694	328,034	54,186
Total liabilities	157,340	204,845	243,711	301,640	390,702	64,539
Convertible redeemable preferred shares	518,318	—	—	—	—	—
Class A ordinary shares (260,000, 608,793, 667,672, 667,672 and 668,759 shares issued and outstanding as of December 31, 2009, 2010, 2011, 2012 and 2013, respectively)	2,152	4,533	4,939	4,939	4,946	817
Class B ordinary shares (80,503 shares issued and outstanding as of December 31, 2010; no shares outstanding as of December 31, 2009, 2011, 2012 and 2013, respectively)	—	550	—	—	—	—
Total shareholders' (deficit) equity	(131,824)	753,697	415,170	363,598	280,400	46,319

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.0537 to US$1.00, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board of the United States on December 31, 2013.

	For the Years Ended or as of December 31,
	2011	2012	2013
Other Financial and Operating Data:
Company-owned brokerage services
Net revenues (in thousands of RMB)	513,375	623,927	691,343
Average number of operating sales offices(1)	517	326	300
Average monthly net revenues per operating sales office (in thousands of RMB)	82.7	159.5	192.0
Primary and Commercial Services(2)
Net revenues (in thousands of RMB)	44,735	85,115	137,333
Aggregate gross floor area of properties sold (in thousand square meters)	224	444	545
Mortgage management services
Net revenues (in thousands of RMB)	22,903	25,686	36,788
Amount of referred home mortgage and home equity loans (in thousands of RMB)	2,842,539	2,860,512	3,851,138
Average entrusted and mortgage credit loan balance outstanding (in thousands of RMB)	39,950	41,490	72,131
Franchise services
Net revenues (in thousands of RMB)	23,546	13,405	11,987
Number of regional sub-franchisors as of year-end	28	25	23

(1)
Equals the sum of the number of sales offices in operation that existed at the end of each month in the applicable year, divided by the number of months in such year.

(2)
Our primary and commercial services accounted for 7.4%, 11.4% and 15.6% of net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We began to create teams dedicated to the primary and commercial real estate markets in 2009 and began managing our primary and commercial services as a separate segment in 2010.

EXCHANGE RATE INFORMATION

        Our business is primarily conducted in China, and all of our revenues and expenses are denominated in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.0537 to US$1.00, the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 statistical release of the Federal Reserve Board of the United States on December 31, 2013. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and will not be used in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate(1)
Period	End	Average(2)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18)	6.2240	6.2121	6.2240	6.1966

(1)
The exchange rate refers to the rate as set forth in the H.10 statistical release of the Federal Reserve Board of the United States.

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

        We conduct our real estate services business primarily in China, and our business depends substantially on the conditions of the real estate market in China. The real estate market in China remains at an early stage of development, and social, political, economic, legal and other factors may affect its development. For example, the lack of a mature and active secondary market for private properties and the limited amount of mortgage loans available to individuals in China may result in fluctuations in residential real estate markets. Although demand for private residential property in China has grown rapidly in recent years, this growth has often been coupled with volatile market conditions and fluctuations in property prices. For example, the rapid expansion of the property market in major provinces and cities, such as Beijing, Shanghai and Shenzhen, in the early 1990s, led to an oversupply in the mid-1990s and a corresponding fall in property values and rentals in the second half of the decade. We believe our business has been affected by fluctuations in the real estate market in China. For instance, our average monthly net revenues per operating sales office decreased from 2009 to 2011 before increasing from 2012 to 2013. In response to fluctuations in the market, we implemented cost reduction strategy since the second half year of 2011 by reducing our sales offices from 517 in 2011 to 326 in 2012 and 300 in 2013, respectively. We believe this fluctuation resulting from changes in real estate policies adopted by the central government, which were aimed at cooling down the overheating property market and to curb excessive lending in the real estate industry. In addition, the PRC government promulgated austerity measures regarding controlling the real estate market in February 2013. See "—Our business, revenue growth, profitability and future prospects could be materially and adversely affected by any government policies and regulatory measures influencing China's real estate industry" for details. Such government policies have negatively affected the real estate market and caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential home buyers from making purchases, reduce transaction volume and cause a decline in average selling prices. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations." In addition, the PRC property market may experience, and transaction volume may be impacted by, undersupply or oversupply and property price fluctuations caused by economic, social, political and other factors. Any future overdevelopment in the property sector or other adverse changes in the economic, political or social environment in China may result in an oversupply of properties and a decrease in property prices and overall transaction activities, which could materially and adversely affect our business, financial condition and results of operations.

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

We experienced net losses for the years ended December 31, 2011, 2012 and 2013, and there is no assurance that we will be profitable in the future.

        During the years ended December 31, 2011, 2012 and 2013 we had a net loss of RMB340.4 million, RMB50.1 million and RMB85.9 million (US$14.2 million), respectively. These net losses were primarily due to a series of restrictive government policies for the real estate industry in China implemented in 2011, 2012 and 2013, which negatively impacted our net revenues per sales office, and the expenses arising from the addition of a significant number of company-owned sales offices in 2010 and 2011. Consequently, our accumulated deficit was RMB638.4 million, RMB691.9 million and RMB774.9 million (US$128.0 million) as of December 31, 2011, 2012 and 2013, respectively. We expect to continue to reduce costs and streamline our operations as we implement initiatives to deal with the current regulatory environment relating to our business, particularly our company-owned brokerage services business. In addition, we expect that our primary and commercial services business and mortgage management services business will make larger contributions to our net revenues. However, if our net revenues do not sufficiently increase to offset the expected costs and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. Net revenues in future periods could decline or grow more slowly than we expect and we cannot assure you that we will be profitable in the coming year, or that we will be able to maintain profitability in the future.

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

        We face competition in the mortgage management services business from in-house mortgage management teams of our competitors in the brokerage services business, commercial banks and specialized mortgage management services providers. Since the second half of 2009, certain commercial banks in Shanghai and Beijing have reduced mortgage referral commissions in connection with secondary real estate transactions. This adversely affected our revenues derived from referral commissions in both Shanghai and Beijing. Any increase in the level of competition or any negative development such as described above could materially and adversely affect our business, financial condition and results of operations.

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

        Our company-owned sales offices and franchised sales offices are required to obtain and maintain certain licenses and permits to engage in the real estate brokerage business. We and our regional sub-franchisors also need licenses and permits to operate our CENTURY 21® franchise network in China. These licenses and permits are typically required to be renewed every one or two years. We are also subject to numerous national, provincial and local laws and regulations specific to the services we provide. If we or our regional sub-franchisors or franchisees fail to obtain or maintain the licenses and permits for conducting our company-owned brokerage or franchise services businesses required by law, the relevant government authorities may order us to suspend relevant operations or impose fines or other penalties. There is no assurance that we, our company-owned sales offices or our franchised sales offices will be able to obtain or renew these licenses in a timely manner, or at all.

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

We are exposed to business and legal risks related to our provision of entrusted and mortgage credit loans or if our provision of entrusted and mortgage credit loans is found to violate the relevant regulations in the future, we will incur significant losses, which may materially and adversely affect our financial condition.

        In July 2010, we began to offer entrusted and mortgage credit loans services as part of our mortgage management services. Under our entrusted loan arrangements with commercial banks, we provide consumer financing to borrowers with funds released by the commercial banks from our trust accounts at such banks. Commercial banks collect interest and principal payments from the borrowers on our behalf and receive service fees. In 2011, we acquired a company based in Beijing with a license to offer mortgage credit loans with property collateral through a series of contractual arrangements in order to arrange property financing, valuation services and title transfers. Since 2013, our entrusted and mortage credit loan services have been improved by property refinancing activities, through which certain individuals offer loans to consumers after receiving financing from our mortgage credit company and then transfer such loans, entirely or partially, to third-party investors. We act as guarantors for such loans and remain responsible for the repayment of loans by the consumers. In the event that a consumer defaults on the repayment of such loans, we will be liable for such loans. As of December 31, 2013, our total outstanding balance for entrusted and mortgage credit loans was RMB121.1 million (US$20.0 million). As the lender and guarantor, we bear the risks related to the entrusted and mortgage credit loans. Although we conduct background checks and internal reviews on potential borrowers and have collected back all loans with no default so far, we cannot assure you that our borrowers will repay part or all of the interest and principal amounts of the loans. Furthermore, because we are not a financial institution and lack experience in providing loans, our internal review and approval procedures may not function as well as we expect. If the borrowers default on their repayment obligations and the market values of the mortgaged properties decline below the amounts of our entrusted and mortgage credit loans, we will incur significant losses, which may materially and adversely affect our financial condition.

        In addition, according to the Tentative Administrative Measures for Financing Security Companies, or the Security Measures, issued by seven governmental authorities including China Banking Regulatory Commission on March 8, 2010, if security companies carry out a financing security business, the security companies should obtain required licenses. As defined in the Security Measures, "financing security" means the activities whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the security obligations set out in the agreement in the event that the secured party fails to perform its obligations with respect to the financing debt owed to the creditor. There are ambiguities regarding the interpretation of "financing security" and it is unclear whether the security provided for a loan not involving a financial institution will be considered as a "financing security". If the security provided for a loan not involving a financial institution, such as the security provided by us in our mortgage management services, is considered as a "financing security" and we cannot obtain the licenses required by the laws and regulations, we will incur significant losses, which may materially and adversely affect our financial condition.

The PRC Government may determine that the contractual arrangements with the variable interest entities ("VIEs") relating to our mortgage credit business are not in compliance with applicable PRC laws and regulations.

        The mortgage credit business currently engaged by our company is regulated by, among others, the Measures for the Administration of Mortgage Credit (the " Mortgage Credit Measures"). According to Article 71 of the Mortgage Credit Measures, regulations governing the investment by foreign-invested companies in mortgage credit business in the PRC shall be separately promulgated by the PRC Ministry of Commerce (the "MOFCOM") and other relevant authorities. As of the date of this annual report, no relevant regulations have been promulgated by the MOFCOM.

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

        In addition, our information systems are vulnerable to damage or interruption from various causes, including (i) natural disasters, war and acts of terrorism, (ii) power losses, computer system failures, internet and telecommunications or data network failures, operator error, losses and corruption of data, and similar events and (iii) computer viruses, penetration by individuals seeking to disrupt operations or misappropriate information and other physical or electronic breaches of security. While we maintain certain disaster recovery capabilities for critical functions in most of our businesses, these capabilities may not successfully prevent a disruption to, or have a material and adverse effect on, our businesses or operations in the event of a disaster or other business interruption. Any extended interruption in our information systems could significantly reduce our ability to conduct our business and generate revenues. Additionally, we do not carry business interruption insurance for any losses that may occur.

If we cannot manage our growth, our operating results or profitability could be materially and adversely affected.

        We have experienced substantial growth since we began operations in 2000. Our net revenues amounted to RMB604.6 million in 2011, and then increased to RMB748.1 million in 2012 and RMB877.5 million (US$145.0 million) in 2013. We incurred significant losses in 2011 mainly due to overall real estate market decline in China. Therefore, we implemented cost reduction strategy since the second half year of 2011 by reducing our sales offices from 517 in 2011 to 326 in 2012 and 300 in 2013, respectively. Although we currently do not have a plan to significantly expand our company-owned brokerage services in 2014, our expansion, if any in the future years, could place significant demands on us to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. During our expansion, we may also face other difficulties as a result of a number of factors, many of which are beyond our control, such as any general unfavorable conditions in the real estate market, labor cost increases due to higher sales staff headcount or delays or denials of required approvals by relevant governmental authorities. As a result, our operating results or profitability could be materially and adversely affected.

We may not be successful in our business expansions through future acquisitions.

        We have established our company-owned brokerage services business in Shanghai, Shenzhen and Chengdu through acquisitions. In territories where we do not have company-owned sales offices, one of our expansion strategies is to establish our own brokerage services business by acquiring existing chains of sales stores or regional sub-franchisors when their operations become mature and profitable. However, our experience in Shanghai, Shenzhen and Chengdu may not be replicable in other areas of China. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects. We currently reserve the right to acquire an additional 5% equity interest in Shanggu. The success of our future acquisition strategies will depend upon our ability to negotiate with acquisition targets on favorable terms, and to finance and complete these transactions. We also need to effectively integrate newly acquired brokerage businesses into our existing operations, which may involve complex operational and personnel-related challenges, including rectifying possible inconsistencies in standards, controls, procedures and policies, maintaining important business relationships, overcoming local cultural differences, and controlling unanticipated expenses related to such integration. We may also incur material costs relating to such integration. A prolonged diversion of management's attention and any delays or difficulties we encounter in connection with the integration of any business that we have acquired or may acquire in the future could prevent us from realizing the anticipated cost savings and revenue growth from our acquisitions.

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

        We plan to continue to expand our business into new geographical areas in China and to enter into new businesses to diversify our portfolio of products and services. Because China is a large and diverse market, home buying trends and demands may vary significantly by region, and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China or to enter into businesses with respect to new products or services. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects. We currently reserve the right to acquire an additional 5% equity interest in Shanggu. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets. Therefore, we may not be able to successfully execute our business development strategy, which could have a material and adverse effect on our business, financial condition and results of operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would materially adversely affect our net income.

        In accordance with U.S. GAAP, we account for our acquisitions using the purchase method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets being recognized in our consolidated financial statements. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets occurs, which could have a material adverse effect on our results of operations. For the year ended December 31, 2013, we incurred an impairment loss of RMB20.4 million (US$3.4 million), as a result of the shortfall in the results of operations of Shanggu.

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

        We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of our internal control over financial reporting. In addition, under such rules, our independent registered public accounting firm may be required to attest to the effectiveness of our internal controls over financial reporting. As we were a non-accelerated filer for 2013, such attestation was not required in this annual report.

        Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See "Item 15. Controls and Procedures." However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

        As of April 18, 2014, the latest practicable date, Mr. Donald Zhang, our chairman and chief executive officer, and Mr. Harry Lu, our vice chairman and president, beneficially owned approximately 40.4% of our outstanding shares. Accordingly, Messrs. Zhang and Lu have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

        Pursuant to a secured exchangeable note issued by IFM Overseas Partners L.P. ("IFMOP"), a shareholder of our company and beneficially owned by Mr. Donald Zhang and Mr. Harry Lu, to GL Asia Mauritius II Cayman Ltd. ("GLA") on October 19, 2007 and amended and restated on January 27, 2010 (the "Original Note"), GLA could exchange the Original Note for the ordinary shares of our company held by IFMOP at any time at least 55 days after our initial public offering. GLA, IFMOP, IFM Overseas Limited, the general partner of IFMOP, Donald Zhang, Harry Lu and our company entered into a restructuring deed on April 27, 2012 and a supplemental deed to the restructuring deed on June 6, 2012 (collectively, the "Restructuring Deed"). See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring Deed." Pursuant to the Restructuring Deed, the Original Note was amended and restated on the terms set out in a new secured note (the "New Note") dated as of April 27, 2012 and IFMOP mortgaged all ordinary shares of our company held by it to GLA to secure its obligations under the New Note. Under the New Note, GLA shall not be entitled to any right to exchange the New Note to our ordinary shares held by IFMOP. However, if any event of default set forth in the New Note occurs and GLA claims ownership to the mortgaged shares held by IFMOP, there might be a change of control of our company.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers. This may afford less protection to our holders of ordinary shares and ADSs.

        Section 303A of the Corporate Governance Rules of the NYSE requires listed companies to have, among other things, a majority of its board members be independent, a nominating and corporate governance committee consisting solely of independent directors, and an audit committee with a minimum of three members. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors, the implementation of a nominating and corporate governance committee or the implementation of an audit committee. Since a majority of our board of directors will not consist of independent directors as long as we rely on the foreign private issuer exemption, fewer board members will be exercising independent judgment and the level of board oversight on our management may decrease as a result.

An occurrence of a widespread health epidemic or other outbreaks could have a material and adverse effect on our business, financial condition and results of operations.

        Our business could be adversely affected by the effects of Influenza A virus subtype H1N1, or A (H1N1), Severe Acute Respiratory Syndrome, or SARS, avian influenza or other epidemics, or outbreaks on the economic and business climate. A prolonged outbreak of A (H1N1), any recurrence of SARS, avian influenza or other adverse public health developments in China or elsewhere in the world could have a material and adverse effect on our business operations. Our operations could be disrupted if any of our sales professionals, staff or customers were suspected of having A (H1N1), SARS or avian influenza, since this could require us to quarantine some or all of our sales professionals and staff or disinfect our facilities and this may deter our customers or potential customers from visiting our sales offices. Additionally, such outbreaks could significantly impact the real estate market and cause a temporary closure of our facilities. Such impact or closures would severely disrupt our operations and adversely affect our business, financial condition and results of operations. In addition, our business, financial condition and results of operations could be adversely affected to the extent that A (H1N1), SARS, avian influenza or other outbreak harms the global or Chinese economy in general.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on overall economic growth in China, which could materially and adversely affect our business.

        We conduct substantially all of our business operations in China. As the real estate sector is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China's economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People's Bank of China ("PBOC")'s statutory deposit reserve ratio and imposing commercial bank-lending guidelines, which had the effect of slowing the growth of credit availability. For example, in 2010 and early 2011, the PBOC suspended loans to home buyers whose family members already own two or more properties and to non-local residents who cannot provide evidence showing that they have paid taxes or social insurance for more than one year, and raised the reserve ratio to cool lending and stabilize rising inflation. In accordance with the regulations from the central government, the local government of many cities issued regulations in early 2011 to forbid (i) any local family owning more than two properties and non-local family owning more than one property and (ii) any non-local family that cannot provide evidence for tax payment or social welfare payment for more than one year to buy any property in the city, other than in Beijing where the requirement is five consecutive years. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the real estate market in China, which could materially and adversely affect our business.

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

        We may make loans to our PRC subsidiaries. Any loans to or investments in our PRC subsidiaries are subject to approval by or registration with relevant government authorities in China. We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC operating subsidiaries may be subject to the approval of the MOFCOM or its local branches. We may not obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in the value of the RMB may have a material and adverse effect on your investment.

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation of over 20% in the RMB against the U.S. dollar over the following three years. Provisions on Administration of Foreign Exchange, as amended in August 2008, further changed China's exchange regime to a managed floating exchange rate regime based on market supply and demand. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. On June 19, 2010, the PBOC announced that it had decided to proceed further with the reform of the RMB exchange rate regime to enhance the flexibility of the RMB exchange rate and that emphasis would be placed on reflecting market supply and demand with reference to a basket of currencies. While so indicating its intention to make the RMB's exchange rate more flexible, the PBOC ruled out any sharp fluctuations in the currency or a one-off adjustment. Effective from April 16, 2012, the PBOC widened the daily trading band of the RMB and allowed RMB to fluctuate by as much as 1% on both sides of a central reference exchange rate against the U.S. dollar. Effective from March 17, 2014, the PBOC allowed RMB to fluctuate by as much as 2% on both sides of a central reference exchange rate against the U.S. dollar.

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

        The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange of the PRC ("SAFE") by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. This could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

        In December 2006, the PBOC promulgated Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued Implementing Rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On February 15, 2012, the SAFE promulgated the Notice on Issues Related to Foreign Exchange Administration in Domestic Individuals' Participation in Share Incentive Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas listed company are required, through a PRC agent or PRC subsidiary of such overseas listed company, to register with SAFE and complete certain other procedures. We and our PRC sales professionals and staff who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Any change in the preferential tax treatment we currently enjoy in the PRC may have an adverse impact on our business, financial condition and results of operations.

        Our PRC subsidiaries are subject to corporate income tax ("CIT") with the tax rate of 25% except for Beijing Kudian Tongfang Technology Co., Ltd., or Kudian, which was entitled to an exemption from CIT in 2011 and 2012 and a 50% reduction in CIT for each of the three years from 2013 to 2015 pursuant to a Software Enterprise Certification. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Taxation."

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

        Under the Corporate Income Tax Law, or CIT Law and its implementation rules, all domestic and foreign-invested companies are subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC companies that are considered to be PRC resident enterprises to their foreign shareholders that are "non-resident enterprises" and any gain realized on the transfer of ADSs or shares by such shareholders will be subject to a withholding tax at the rate of 10% unless a treaty otherwise provides.

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

        The amended Foreign Investment Industrial Guidance Catalogue, or the Catalogue, which was jointly promulgated by the National Development and Reform Commission of the PRC ("NDRC") and the MOFCOM and came into effect on December 1, 2007, provided that real estate agency business and real estate brokerage business fell into the restricted category of foreign investment industries. The further amended Catalogue which was promulgated on December 24, 2011 and became effective on January 30, 2012, continues to classify the real estate agency business and real estate brokerage business as restricted categories of foreign investment industries.

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

        On April 17, 2010, the State Council issued the Notice on Firmly Preventing Overly Fast Growth of Real Property Prices in Certain Cities, or the April Notice, which stipulated that a property purchaser's down payment for such purchaser's first property purchase must not be less than 30% of the purchase price if gross floor area, or GFA, of the property is larger than 90 square meters; a purchaser's down payment for such purchaser's second property purchase must not be less than 50% of the purchase price and the mortgage loan interest rate must not be less than 1.1 times the base lending rate published by the PBOC; and a purchaser's down payment and mortgage loan interest rate must significantly increase for such purchaser's third and additional property purchases. On September 29, 2010, the PRC Ministry of Housing and Urban-Rural Development ("MHURD"), the PBOC, the China Banking Regulatory Commission and the PRC Ministry of Finance promulgated a series of administrative rules, or the September Rules, to further implement the April Notice. The September Rules require that commercial banks suspend granting of mortgage loans on a nationwide basis (i) for any third or additional property purchases of any purchaser or (ii) to any non-resident purchaser unable to provide proof of tax or social security payments for more than one year.

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

        On February 26, 2013, the General office of the State Council issued the Notice on Keeping on Enhancing the Regulation and Control of Real Estate Market, or the February Notice. According to the February Notice, the households who have purchased one house or who are non-residents and unable to provide proof of tax or social security payment for required years are prohibited from purchasing any house in the relevant administrative region. Home owners who sell their houses will be levied an income tax as high as 20% of the profit they make in the relevant transaction. Some major cities in China, including Beijing, Shanghai, Chengdu have also promulgated local measures to restrict housing purchases.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

        Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities and Regulatory Commission (the "CSRC") and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

        This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections, and investors may lose confidence in our auditor's audit procedure, and reported financial information and the quality of our financial statements.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big four PRC-based accounting firms.

        In December 2012, the SEC brought administrative proceedings against the Big four accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

        On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC's rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big four PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the full SEC. The accounting firms can then further appeal the final decision of the SEC through the federal appellate courts.

        While we cannot predict the outcome of the SEC's review, nor that of any subsequent appeal process, if the Big four PRC-based accounting firms, including our independent registered public accounting firm, are ultimately temporarily barred from practicing before the SEC, we may not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NYSE, in which case our market capitalization may decline sharply and the value of your investment in our ADSs may be materially and adversely affected.

Risks Related to Our ADSs

We believe that we were and may continue to be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

        Based on the quarterly average value of our assets for the taxable year ended December 31, 2013, we believe that were classified as a PFIC for the year ended December 31, 2013, and we may continue to be a PFIC in the current taxable year or a future taxable year. Accordingly, a U.S. Holder (as defined in "Taxation—United States Federal Income Taxation") generally will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis, unless such U.S. Holder makes a timely "mark-to-market" election that may mitigate these consequences. Further, because we believe we were a PFIC for the year ended December 31, 2013, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder continues to hold our ADSs or ordinary shares unless a U.S. Holder makes a timely mark-to-market election. For more information see the section titled "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations."

Our ADSs would be subject to delisting from the NYSE if we are unable to achieve and maintain compliance with the NYSE's continued listing standards.

        Under the NYSE continued listing rules, we would be considered below the continued listing standards if our average global market capitalization is less than US$50 million over a 30-trading-day period and our shareholders' equity is not less than US$50 million. On March 12, 2014, we were notified by the NYSE that we had fallen below such continued listing standards. As of March 11, 2014, our 30-trading-day average market capitalization was approximately US$28 million and our stockholders' equity as of December 31, 2013 was approximately US$44.9 million. Under the NYSE rules, we are required to submit a business plan to the NYSE within 90 days of receipt of the NYSE notice to demonstrate our ability to achieve compliance with the listing standards within 18 months of receipt of the NYSE notice. We are in the process of preparing a business plan as required by the NYSE and will continue to communicate with the NYSE to keep them apprised of our plans to achieve compliance and our progress in that regard. In the event that the NYSE accepts the plan, we will be subject to quarterly monitoring for compliance with this plan and our ADSs will continue to be listed and traded on the NYSE during such 18-month cure period subject to our compliance with other NYSE continued listing standards. However, in the event that the NYSE does not accept the plan, we will be subject to suspension and delisting procedures.

        Under the NYSE continued listing rules, we are required to maintain an average closing price of our ADSs of US$1.00 or higher over a 30-trading-day period. On October 20, 2011, we were notified by the NYSE that the price of our ADSs had fallen below the NYSE's continued listing standard relating to the minimum price requirement of the ADSs. Since the change of the ratio of our ADS to ordinary share from 1:15 to 1: 45 effective on April 16, 2012, we have been in compliance with such minimum share price requirement. However, we cannot assure you that we will not fall below the minimum share price requirement in the future due to the market volatility.

        In addition, under the NYSE continued listing rules, we are required to have an average global market capitalization not less than US$15 million over a 30-trading-day period. The violation of such requirement will result in immediate initiation of suspension and delisting procedures. Although our market capitalization fluctuates and was below US$15 million for some time due to market volatility, we are currently in compliance with such NYSE criteria for continued listing. However, if we are unable to maintain compliance with such NYSE criteria for continued listing, our ADSs would be subject to suspension and delisting.

        If we were unable to comply with the NYSE's continued listing standards, there may be a significant decline in the trading price, trading volume and liquidity of our ADSs. We expect that the suspension and delisting of our ADSs would lead to decreases in analyst coverage and market-making activity relating to our ADSs, as well as reduced information about trading prices and volume. As a result, it could become significantly difficult for our ADSs holders to sell their ADSs at prices comparable to those in effect prior to delisting or at all.

The market price and trading volume for our ADSs may be volatile.

        In addition to the volatility in the price of our ADSs, which could be caused by the materialization of any of the risks described in this section, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

        Additional sales of our ordinary shares in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 18, 2014, the latest practicable date, we had 669,232,591 ordinary shares outstanding. The 3,786,451 ADSs representing 170,390,313 Class A Ordinary Shares are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

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

        Our board of directors adopted a shareholders rights plan on November 17, 2010 and amended it on June 6, 2012 and November 15, 2013. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on November 29, 2010. These rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more (or an additional 1% in the case of certain shareholders holding more than 15% at the time of the plan adoption) of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors. This rights plan and the other anti-takeover provisions of our amended and restated articles of association could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

Our articles of association contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our ordinary shares and ADSs.

        Our amended and restated articles of association include provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority to, without further action by our shareholders, to the extent permitted by law, issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and their qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, redemption privileges and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms which may delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

        Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) (the "Companies Law") and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

        Trading in the ADSs offered in our initial public offering commenced on the NYSE on January 28, 2010. We changed the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012.

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

B.    BUSINESS OVERVIEW

Overview

        We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21® brand, one of the world's most recognized brands in the real estate industry. As of December 31, 2013, our CENTURY 21® China network covered 24 major cities with 935 sales offices, including 260 company directly owned sales offices, employed 13,065 sales professionals and staff and maintained more than 7.8 million property listings.

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

        We started our company-owned brokerage services business in Beijing and Shanghai in 2006, in Shenzhen in 2008 and in Chengdu in 2010, and have quickly expanded our company-owned sales office network in these cities through organic growth and acquisitions of sales offices owned by third parties. As of December 31, 2013, we had 260 company-owned sales offices including ten temporarily closed company-owned sales offices, representing approximately 27.8% of our CENTURY 21® China network. Our company-owned brokerage services business owns and operates regional sub-franchisors and sales offices in the CENTURY 21® China network. We generate revenues from our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees. For the years ended December 31, 2011, 2012 and 2013, our company-owned sales offices contributed approximately 84.9%, 83.4% and 78.8% of our total net revenues, respectively.

        In 2008, we launched our independent mortgage management services in Beijing and Shanghai, providing services to customers both inside and outside our CENTURY 21® China network. In January 2011, we acquired a company based in Beijing with a license to offer mortgage credit loans with property collateral through a series of contractual arrangements with the VIEs. The total consideration for the transaction was RMB5.0 million. Our mortgage management services business provides advisory services on mortgages, home equity loans and consumer credit loans to home buyers and home owners and loan services by offering consumer financing through commercial banks or our mortage credit company. We generate revenues from our mortgage management services primarily through commissions earned from commercial banks and borrowers in consideration of our advisory services and fees and interest earned on entrusted and mortgage credit loans of our loan services. Our mortgage management services business is well positioned to take advantage of referrals from our extensive network of company-owned sales offices. In 2013, a majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services. We provided services for referred home mortgages and home equity loans with an aggregate loan amount of approximately RMB2.9 billion and RMB3.9 billion (US$0.6 billion) in 2012 and 2013, respectively. Average entrusted and mortgage credit loan balance outstanding was RMB41.5 million and RMB72.1 million (US$11.9 million) in 2012 and 2013, respectively. The revenues generated from advising consumers for home equity loans and providing entrusted loans and mortgage credit loans accounted for 64% of total mortgage management services revenues in 2013.

        In 2009, we established dedicated teams for the primary and commercial real estate markets. In 2010, we launched our primary and commercial services business, which includes two business units. Our primary business unit provides agency services to both primary residential real estate developers and primary commercial property developers and generates revenues by earning commissions from them. Our commercial business unit provides planning, consulting and brokerage services to commercial property developers and generates revenues by collecting service fees from them. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects. We generated revenues from the sales of 544,952 square meters of primary properties in 2013 and have expanded our pipeline to a total GFA of 2.2 million square meters as of the end of 2013. In April 2014, we entered into a supplemental agreement in connection with the acquisition of Shanggu, pursuant to which we will no longer acquire the additional 35% equity interest in Shanggu, but will reserve the right to acquire an additional 5% equity interest in Shanggu.

        In addition, we invested in our first real estate investment fund with an investment of RMB8.4 million as of December 31, 2013, as a limited partner. The fund provides low loan-to-value bridge loans to selected real estate developers. We also act as a general partner with a 75.0% equity interest in the partnership managing this real estate fund. This fund has collected back all its original investment as of January 27, 2014.

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

        We have experienced substantial growth since we began operations in 2000. Our net revenues amounted to RMB604.6 million in 2011, RMB748.1 million in 2012 and RMB877.5 million (US$145.0 million) in 2013. The average number of our company-owned sales offices was 517, 326 and 300 for 2011, 2012 and 2013, respectively. Based on profitability of each store, we have reduced our operating sales offices to 250 as of December 31, 2013. We currently do not have a plan to significantly expand our company-owned brokerage services in 2014. However, when the real estate service industry in China continues to mature and grow, we may expand our operations in the longer term, which will continue to place substantial demands on our managerial, operational, financial, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets.

Our Nationwide Network

        We operate the largest network of real estate sales offices in China under the CENTURY 21® brand. As of December 31, 2013, our CENTURY 21® China network covered 24 major cities with 935 sales offices, employed 13,065 sales professionals and staff and maintained more than 7.8 million property listings.

        The map below shows the 24 cities covered by the CENTURY 21® franchise network as of the date of this annual report:

Urumqi
Shenyang
Beijing
Dalian
Shijiangzhuang
Lanzhou
Taiyuan
Qingdao
Jinan
Zhengzhou
Xuzhou
Xi'an
Nanjing
Hefei
Shanghai
Chengdu
Wuhan
Hangzhou
Ningbo
Wenzhou
Fuzhou
Kunming
Xiamen
Shenzhen

● Cities covered by our company-owned entities.

○ Cities covered by other regional sub-franchisors.

Note:
Provincies and municipalities in which we have company-owned stores or regional sub-franchisors are showin in dark color.

The table below sets forth a summary of the number of sales offices, sales professionals and staff and property listings in our CENTURY 21® franchise network, as of December 31, 2013:

	Sales Offices	Sales Professionals and Staff	Property Listings
Shanghai	164	2,890	2,111,322
Beijing	128	2,573	1,907,388
Chengdu	70	1,189	426,326
Jinan	70	600	298,777
Xian	59	574	260,129
Qingdao	52	642	253,455
Shijiazhuang	50	678	113,894
Others	342	3,919	2,417,433

Total	935	13,065	7,788,724

Our Services

        We operate under four different, but closely related, business lines: (i) company-owned brokerage services, (ii) primary and commercial services, (iii) mortgage management services, and (iv) franchise services. We have deployed a unique business model that has allowed us to rapidly scale our company-owned operations by leveraging the in-depth market knowledge and human capital developed from our franchise network. We invested in our first real estate investment fund with an investment of RMB8.4 million as of December 31, 2013, as a limited partner. The fund provides low loan-to-value bridge loans to selected real estate developers. We also act as a general partner with a 75.0% equity interest in the partnership managing this real estate fund.

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

        When we assist the buyer in a real estate transaction, our sales professionals generally help the buyer locate specific properties that meet the buyer's personal and financial specifications, show properties to the buyer, assist the buyer in negotiating transaction terms and executing the transaction. We also promote our mortgage management services to our customers to provide the increased convenience of one-stop real estate brokerage services. We also participate in real estate sales and leasing transactions with respect to properties in the primary and commercial real estate markets. As of December 31, 2013, we directly owned 260 CENTURY 21® sales offices, including ten temporarily closed company-owned sales offices, strategically located in Beijing, Shanghai, Shenzhen and Chengdu, which are among the cities in China with the highest number of secondary market real estate transactions per year. We primarily focus on China's fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary real estate development market, especially in more economically prosperous cities. As of December 31, 2013, we had 5,263 sales professionals and staff in our company-owned sales offices. In 2012 and 2013, such offices were involved in approximately 16,836 and 17,026 sale and purchase transactions, respectively, and net revenues from our company-owned brokerage services business represented approximately 83.4% and 78.8% of our total net revenues, respectively.

        The table below sets forth the number of our company-owned sales offices and sales professionals and staff in each city as of December 31, 2013:

	Company-owned Sales Offices		Sales Professionals and Staff
Beijing	92	*	2,106
Shanghai	155	*	2,808
Shenzhen	10	*	184
Chengdu	3		165

Total	260		5,263

*
Includes four in Beijing, five in Shanghai and one in Shenzhen, which were temporarily closed.

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

Primary and Commercial Services

        We established dedicated teams to enter the primary and commercial real estate markets in 2009. In 2010, we launched our primary and commercial services business, which includes two business units. Our primary business unit provides agency services to both primary residential real estate developers and primary commercial developers and generates revenues by earning sales commissions from them. Our commercial business unit provides planning, consulting and brokerage services to commercial property developers and generates revenues by collecting service fees from them. In June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects. We generated revenues from the sales of 544,952 square meters of primary projects in 2013 and have expanded our pipeline to a total GFA of 2.2 million square meters as of the end of 2013. We currently reserve the right to acquire an additional 5% equity interest in Shanggu.

Mortgage Management Services

        We began operating our independent mortgage management services as a separate segment in 2008 in Beijing and Shanghai, under the independent brand of Kaisheng Jinglue. In 2011, we acquired a company based in Beijing with a license to offer mortgage credit loans with property collateral through a series of contractual arrangements in order to arrange property financing, valuation services and title transfers. Our mortgage management services include comprehensive advisory services in connection with the selection and procurement of home mortgage and home equity products offered by commercial banks and loan services in connection with our provision of entrusted and mortgage credit loans. For advisory services, our experienced mortgage consultants promote and introduce various mortgage products, and advise home buyers or home owners in the selection of the appropriate mortgage product based on each mortgagor's individual needs. For loan services, we provide consumer financing to borrowers with funds released by commercial banks from our trust accounts at such banks, or through our mortgage credit company. Since 2013, our entrusted and mortgaged credit loan services have been improved by property refinancing activities, through which certain individuals offer loans to consumers after receiving financing from our mortgage credit company and then transfer such loans, entirely or partially, to third-party investors. We act as guarantors for such loans and remain responsible for the repayment of loans by the consumers. The revenues generated from advising home equity loans and providing entrusted and mortgage credit loans accounted for 64% of our total mortgage management service revenues in 2013.

        As an important aspect of the one-stop real estate brokerage services available within the CENTURY 21® franchise network, our mortgage management services can be accessed at our nearby centers, providing a convenient, one-stop option to home buyers and home owners as well as a prime platform for commercial banks to offer their products and services. In 2013, a majority of the transactions utilizing mortgage services that are handled by our company-owned sales offices made use of our mortgage management services. We also provide mortgage management services to customers outside of our CENTURY 21® China network. We also have a call center in Beijing and Shanghai to promote our mortgage management services business directly to our customers.

        As of December 31, 2013, we had established advisory relationships with 16 commercial banks, such as Bank of China and Industrial and Commercial Bank of China. In some cases, we provide mortgage management services to property owners who need mortgages on their existing properties to obtain consumer loans for acquisition of additional properties and charge commissions based on our services. We provided services for referred home mortgages and home equity loans with an aggregate loan amount of approximately RMB2.9 billion and RMB3.9 billion (US$0.6 billion) in 2012 and 2013, respectively. The average outstanding balance for our entrusted and mortgage credit loans was RMB41.5 million and RMB72.1 million (US$11.9 million) in 2012 and 2013, respectively.

Franchise Services

        Our franchise network consists of three levels of franchise rights. First, through IFM Co., our wholly owned subsidiary, we are the exclusive franchisor for the CENTURY 21® brand in China. IFM Co. in turn grants the right to franchise the CENTURY 21® brand within specific geographical regions to sub-franchisors whom we refer to as regional sub-franchisors. The geographical scope of a regional sub-franchisor is generally limited to a particular city, although a few sub-franchisors have rights in multiple cities. We own certain of the regional sub-franchisors.

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

        As of December 31, 2013, we had 23 regional sub-franchisors with established franchise networks in 24 cities in China with a total of 935 franchised and company owned sales offices employing 13,065 sales professionals and staff. The table below sets forth the number of the franchised sales offices in our CENTURY 21® franchise network, as of December 31, 2013:

	Franchise Sales Offices	Sales Professionals and Staff
Jinan	70	1,000
Chengdu	67	1,024
Xian	59	574
Qingdao	52	642
Shijiazhuang	50	678
Zhengzhou	48	670
Ningbo	42	313
Hangzhou	41	408
Nanjing	40	238
Beijing	35	467
Wenzhou	28	516
Others	143	1,272

Total	675	7,802

*
We own all of the equity interests of the regional sub-franchisors for Beijing, Shanghai, Shenzhen and Chengdu, and 10% of the equity interest of the regional sub-franchisor for Xi'an.

        We are the largest real estate brokerage franchisor in China in terms of the number of sales offices operating under the CENTURY 21® brand, and the only real estate franchisor with a national footprint.

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

        The selection of regional sub-franchisors in target regions is of critical importance to the development of the CENTURY 21® franchise network. We identify suitable partners in regions where we plan to develop a franchise network. An evaluation committee consisting of key members of our senior management team is in charge of reviewing and selecting regional sub-franchisors in new regions. Major criteria for the evaluation process include reputation, financial strength, commitment and industry vision, demonstrated industry and local expertise, as well as internal control capability.

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

  •
  Listings and customer information.  Listings and customer information are uploaded to and updated on our SIS on a real-time basis through terminals available to individual sales professionals in our franchise network, whether through our company-owned brokerage sales offices or franchised sales offices. Updating information is one of the key functions performed by the sales professionals in our franchise network. The management team in each sales office actively reviews the accuracy of the listings information, and supervises the sales professionals in obtaining updates in connection with individual listings in our SIS on a real-time basis. As such, when providing services to customers, our sales professionals are able to use the information exchange and analysis modules to retrieve the most up-to-date information according to their respective level of access. As of December 31, 2013, we had approximately 7.8 million property listings in our system. We encourage information sharing and cooperation among sales offices and sales professionals. As a result, in 2013, a substantial majority of successful brokerage transactions completed by our company-owned sales offices in Beijing and Shanghai involved more than one sales professional.

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

  •
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

Marketing and Brand Promotion

        Marketing and brand promotion is an important tool in building the CENTURY 21® franchise network in China. We primarily finance our marketing campaigns and activities for brand promotion activities through our National Advertising Fund (NAF) to which all regional sub-franchisors and franchisees within the CENTURY 21® franchise network in China make monthly contributions. The contributions made to our NAF, net of amounts retained for regional promotion as discussed below, amounted to RMB3.9 million, RMB4.2 million and RMB5.2 million (US$0.9 million) in 2011, 2012 and 2013, respectively. Our marketing committee, which consists of key management members in charge of marketing from each of our regional franchise networks, is responsible for directing and supervising the use of the fund. We receive a 15% management fee for our administration of the fund from each of our regional franchise networks. To promote the CENTURY 21® brand in regional markets, each regional sub-franchisor retains 30% of its annual contribution to maintain an advertising fund for brand promotion in their respective local market. As a matter of our company's policy, all financial contributions to our NAF must be used in marketing campaigns and brand promotion activities during the relevant year in which they are made. For major marketing campaigns we hire external marketing professionals to assist our in-house marketing team.

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

        In addition to our brand building efforts, each sales office may choose to allocate certain funds to online marketing of property listings through the internet. Through our cooperation arrangements with major online real estate portals such as SouFun.com and Anjuke.com, each sales office may promote property listings to advance potential customers' direct access to such listings and responsible sales professionals. Our sales offices have generated significant traffic through our online advertising efforts.

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

        Primary and Commercial Services    The major players in the PRC primary services market include World Union Properties Consulting Co., Limited, Syswin Inc., and E-House (China) Holdings Limited, and the major players in the PRC commercial services market include CB Richard Ellis and Jones Lang Lasalle. These companies entered into the primary and commercial services market earlier than us. We intend to leverage on our existing service network to differentiate us from the other market players and build our primary and commercial services business by adopting different promotion and sales strategies.

        Mortgage Management Services    Our mortgage management services business covers the Beijing, Shanghai, Shenzhen and Chengdu regions in contrast to our competitors who typically cover a single region. We compete with in-house mortgage management teams of our competitors in the brokerage businesses and, in some regions, specialized mortgage management competitors including Beijing Houze Investment and Guarantee Company Limited and Shanghai Haoyonghang Investment Management Company Limited.

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

Compliance and Legal Proceedings

        Our operations in China are regulated by the MOFCOM, the SAFE, the MHURD, the PRC Ministry of Land and Resources, the State Administration for Industry and Commerce of the PRC (the "SAIC"), the NDRC, the PBOC, China Banking Regulatory Commission and their respective local counterparts. See "Item 4. Information on the Company—B. Business Overview—Regulations" for further details on the regulations promulgated by such bodies. Historically, we have not incurred any material costs in complying with these regulations.

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

        Upon entering into the master sub-franchise agreement, we paid Realogy an initial franchise fee. Apart from the initial franchise fee, we are required to pay certain ongoing service fees to Realogy, based on revenues generated from initial franchise fees and ongoing service fees collected from our regional sub-franchisors or direct franchisees. The master sub-franchise agreement also includes a minimum annual fee requirement, and to the extent that the service fees payable within a certain year are lower than such minimum amount, we are required to make additional payment to reach the minimum fee requirement. In the years ended December 31, 2011, 2012 and 2013, the service fees which were paid or to be paid to Realogy amounted to RMB4.4 million, RMB2.6 million and RMB2.6 million (US$0.4 million), respectively.

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

Regulations

        The real estate market and our operations in China are regulated by the MOFCOM, the SAFE, the MOHURD, the PRC Ministry of Land and Resources, the SAIC, the NDRC, the PBOC, China Banking Regulatory Commission and their respective local counterparts.

Regulations on the Real Estate Market

        Under the laws of the PRC, land is owned either by the state or by rural collective organizations. Generally, the land use rights for real estate development purposes must be granted by the local counterparts of the PRC Ministry of Land and Resources. The government can therefore control the volume of land granted for real estate development each year. The construction of real estate shall also abide by the planning of the local counterparts of the MOHURD. The government policies regulating, among others, (i) the monetary supply and credit markets issued by the PBOC; (ii) the real estate developer qualification issued by the MOHURD; and (iii) taxes applicable to real estate transaction issued by the State Tax Bureau will have a material effect on the real estate market and our business.

Regulations on the Real Estate Service Industry

        The principal regulations governing the real estate service industry in China include the Law on the Administration of the Urban Real Estate, as amended in August 2007, the Real Estate Brokerage Administration Measures issued by the MOHURD, the NDRC, and the PRC Ministry of Human Resources and Social Security on January 20, 2011, which became effective on April 1, 2011.

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

        On May 11, 2011, the MOHURD and NDRC jointly issued the Notice of Strengthening the Real Estate Brokerage Administration and Further Standardizing the Order of Real Estate Transactions. On June 13, 2013, MOHURD and SAIC jointly issued the Notice of Focusing on Special Administration on Market of Real Estate Agencies. According to such rules, a real estate brokerage company cannot display information on properties or customers until the execution of a brokerage contract with the relevant clients. Furthermore, a real estate brokerage company is forbidden to display any false or unverified information. The real estate brokerage company and its brokers shall not conceal transaction price and other transaction information from the transacting parties. Such entities are also prohibited from obtaining any gains by purchasing or renting a property at a lower price and then selling or leasing such property at a higher price. The real estate brokerage company is also required to establish a separate account for transaction settlement.

Real Estate Service Brokers

        In accordance with the Real Estate Brokerage Administration Measures, the PRC government implemented the occupational qualification system for real estate broker personnel.

        Pursuant to the Interim Regulations on Professional Qualification for Real Estate Brokerage Professionals and the Implementation Rules on the Examinations of Real Estate Brokerage Professional Qualification issued by the PRC Ministry of Human Resources and Social Security and the MOHURD on December 18, 2001 and relevant circulars, real estate brokerage professionals include real estate brokers and assistant real estate brokers. To practice as a qualified real estate broker, an individual must pass an exam and obtain a qualification certificate for real estate brokers, and register with the China National Institute of Real Estate Appraisers and Brokers to obtain the real estate broker license. After obtaining a real estate brokerage license, an individual can act as broker, but may only provide brokerage services in the name of the real estate brokerage company for which he works. Each broker can only serve one real estate service company at a time.

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

        In Beijing, governmental authorities issued guidance in August 2011 for maximum commission rates for consulting services that a real estate service company may charge. Particularly, the maximum commission rate for selling brokerage services has been lowered to 2% by Beijing Municipal Commission of Development and Reform and Beijing Municipal Commission of Housing and Urban-Rural Development. Although such maximum commission rate can float under the negotiation between the real estate service company and its clients for certain complex selling brokerage services, the floating range may not exceed 10%. For property leasing brokerage services, the commission rate may range from 50% to 100% of the underlying properties' contracted monthly rent.

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

Regulations on Mortgage Credit Companies

        The Measures for the Administration of Mortgage Credit ("Mortgage Credit Measures") were jointly issued by the MOFCOM and the PRC Ministry of Public Security, on February 9, 2005 and came into effect on April 1, 2005. According to the Mortgage Credit Measures, competent commercial authorities shall implement supervision and administration over the mortgage credit industry, and public security bureau shall carry out security administration over the mortgage credit industry. Any mortgage credit company shall obtain mortgage credit operations business license and special industry license as well as other requisite licenses for its operations.

        Approval from the competent government authority at the provincial level is generally required if a mortgage credit company intends to change its entity name or registered capital (except where the registered capital amounts to over RMB50 million after the intended change) or legal representative, or relocate its domicile to another place within the same city or transfer shares. The competent commercial department at the provincial level shall report to MOFCOM for record-filing within twenty days after issuing the approval. The MOFCOM shall collectively issue new license for mortgage credit business to mortgage credit companies that have undergone changes in June and December each year. Where a mortgage credit company intends to divide, merge or consolidate, move its domicile to another city, transfer accumulatively over 50% of its shares to any party other than the existing shareholders, or where the registered capital thereof amounts to over RMB50 million after the intended change, the mortgage credit company shall, with consent of the competent commercial department at the provincial level, obtain approval from the MOFCOM.

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

Regulation on Entrusted Loan

        The General Rules on Credit (the "General Rules") were promulgated by the PBOC on June 28, 1996 and came into effect on August 1, 1996. The General Rules define a "loan provider" as a PRC owned financial institution established in the PRC that engages in the provision of interest bearing loans. One type of loan defined in and regulated in accordance with the General Rules is the entrusted loan. Entrusted loans are arrangements whereby the capital for a loan is supplied by a government department, an enterprise or a natural person (the "capital provider") and entrusted to a financial institution as the loan provider. Entrusted loans are made by the loan provider to a specified borrower for a particular purpose and in an amount, for a term and at an interest rate determined by the capital provider. The term "specified borrower" describes the party specified by the capital provider as the person who will receive the amount of an entrusted loan (the "loan recipient"). The General Rules do not contain any restriction or prohibition on the provision of entrusted loans to specified borrowers who are related parties to the capital provider. While the loan provider exercises supervision over and receives repayment from the loan recipient, the loan provider does not assume any risk of default in repayment by the loan recipient. In accordance with the General Rules and the relevant judicial interpretation from the Supreme People's Court of the PRC, in an entrusted loan arrangement, the relationship between the loan provider and the capital provider is that of trustee and trustor; and the relationship between the loan provider and the loan recipient is that of lender and borrower. No creditor/debtor relationship exists between the capital provider and the loan recipient. The General Rules require that loan providers must be authorized by and have been granted a financial institution license or a financial institution operation license from the PBOC; and must have registered with the SAIC. The General Rules further stipulate that enterprises which are not authorized and registered as loan providers must not breach the laws of the PRC by engaging in intercompany loan transactions or the provision of loans through unauthorized means. An intercompany loan is a loan provided directly from one company to another where the loan provider is not authorized and registered as a loan provider.

Regulations on Trademarks

        The PRC Trademark Law, enacted by the National Congress on August 23, 1982, as amended, and the Implementation Regulations of the PRC Trademark Law issued by the State Council on April 3, 2002, as amended, protect the title holders of registered trademarks and grant a renewable term of ten years to a trademark registered in the PRC. The Trademark Office under the SAIC handles trademark registrations and the filing of registered trademark licenses. Pursuant to the Regulations on Filing of Trademark License Contracts, promulgated on August 1, 1997, trademark license contracts are required to be filed with the Trademark Office within three months after executing such license contacts. However, unless otherwise provided in a trademark license contract, failure to complete the filing procedure will not affect the validity of this trademark license contract in accordance with the Interpretation Concerning Several Issues on Application of Laws in Handling Trademark Civil Dispute Cases issued by the Supreme People's Court on October 12, 2002.

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

Foreign Shareholder's Loan

        In accordance with the Interim Provisions on the Management of Foreign Debts issued by the NDRC, the PRC Ministry of Finance and the SAFE, which became effective on March 1, 2003 and the Administrative Measures for Foreign Debt Registration issued by the SAFE, which became effective on May 13, 2013, the summation of the accumulated medium-term and long-term debts and the balance of short-term debts borrowed by an FIE shall not exceed the difference between the total investment and the registered capital of the FIE. The FIE shall register the loan agreement with SAFE for the loan extended by its foreign shareholder upon execution of the loan agreement. Such loan agreement will not become valid and effective without such registration.

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

        We and our Chinese employees who have been granted stock options are subject to the Stock Option Rule. If we or our Chinese employees fail to comply with the Stock Option Rule, we and/or our Chinese employees may face sanctions imposed by foreign exchange authority or any other Chinese governmental authorities.

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

D.    PROPERTY, PLANTS AND EQUIPMENT

        Our headquarters are located in Beijing, China, where we lease approximately 1,700 square meters of corporate office space. As of December 31, 2013, our company-owned sales offices in Beijing, Shanghai, Shenzhen and Chengdu occupied an aggregate of approximately 28,000 square meters of leased space. We consider our corporate office space adequate for our current operations, and we expect that we are able to find new office spaces at reasonable rental rates if we open new company-owned sales offices.

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

A.    OPERATING RESULTS

Overview

        We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21® brand, one of the world's most recognized brands in the real estate industry. As of December 31, 2013, our CENTURY 21® China network covered 24 major cities with 935 sales offices, employed 13,065 sales professionals and staff and maintained approximately 7.8 million property listings. We primarily focus on China's fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary market, especially in more economically prosperous cities.

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

        Our total consolidated net revenues for the year ended December 31, 2013 were RMB877.5 million (US$145.0 million), representing a 17.3% increase from the year ended December 31, 2012. Net loss attributable to IFM Investments Limited for the year ended December 31, 2013 was RMB83.0 million (US$13.7 million), an increase of 55.1% from the year ended December 31, 2012.

        Our total assets as of December 31, 2013 were RMB738.3 million (US$122.0 million), of which cash and cash equivalents amounted to RMB145.6 million (US$24.1 million) and total net loans receivable amounted to RMB121.1 million (US$20.0 million). As of December 31, 2013, our total liabilities and accumulated deficit were RMB390.7 million (US$64.5 million) and RMB774.9 million (US$128.0 million), respectively.

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

	For the Years Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$(1)%
	(in thousands, except for percentages)
Net revenues:
Company-owned brokerage services	513,375	84.9	623,927	83.4	691,343	114,202	78.8
Primary and commercial services	44,735	7.4	85,115	11.4	137,333	22,686	15.6
Mortgage management services	22,903	3.8	25,686	3.4	36,788	6,077	4.2
Franchise services	23,546	3.9	13,405	1.8	11,987	1,980	1.4

Total net revenues	604,559	100.0	748,133	100.0	877,451	144,945	100.0

(1)
Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.0537 to US$1.00, the noon buying rate for U.S. dollars in effect on December 31, 2013 as set forth in the H.10 statistical release of the Federal Reserve Board of the United States.

        Company-Owned Brokerage Services.    Our company-owned brokerage services accounted for 84.9% 83.4% and 78.8% of net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Net revenues from our company-owned brokerage services increased in 2012 and 2013, primarily due to the increase in our sales and purchase transaction volume as a result of the increase in the overall secondary home sales transaction volume in China. Most of our agency contracts specify a commission rate expressed as a percentage of sales or monthly rental price of a particular property.

        We generate revenues from our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees, principally with respect to the residential and commercial properties in the secondary real estate market, and from property developers for primary homes. Most of our agency contracts specify a commission rate expressed as a percentage of sales or monthly rental price of a particular property. Commissions from secondary brokerage services are generally payable upon the signing of a real estate sales and purchase agreement or rental agreement, at which time we recognize revenues.

        Net revenues from our company-owned brokerage services are significantly affected by transaction volume, our commission rates and the average transaction value of the properties that we assist in selling, purchasing and leasing, as follows:

  •
  Transaction volume.  Transaction volumes are largely affected by general real estate market policies and conditions in China and local market conditions, our brand recognition, our network of company-owned sales offices and sales professionals, our ability to market and sell our services to a substantial number of purchasers, sellers, property developers, lessors and lessees of properties, our ability to obtain information on potential sales or rental leads, and the quality of our services. Since April 2010, the PRC government has implemented a series of measures and rules to strengthen the regulation and control of the real estate market and to curb excessive lending in the real estate industry, including more stringent home purchase restrictions in 2011 in order to effectively curb the rise of housing prices. Such government measures and policies have caused a significant negative impact on the real estate market in the past few years and a reduction in the overall real estate transaction volumes in 2010 and 2011. In February 2013, the Chinese government announced its "Five New Measures" for the administration of the housing market and detailed implementation rules. While these measures and policies remain in effect, they may continue to depress transaction volumes, delay potential home buyers from making purchases and cause a decline in average selling prices. In the past, we had grown transaction volumes by increasing the productivity per existing sales office as measured by average monthly net revenues per operating sales office. We seek to drive our revenues in future years by maximizing the productivity per existing sales office.

  •
  Commission rates.  Our commission rates are regulated by the PRC and provincial governments, which set maximum rates that vary from city to city. Commissions range up to an aggregate 3% of transaction value for sales and purchases, and up to one month's rent in the case of rentals. The rates set by the PRC government have not changed significantly and therefore our commission rates have not changed materially during the three years ended December 31, 2013 in Shanghai, Shenzhen and Chengdu. In Beijing, governmental authorities issued guidance in August 2011 for maximum commission rates for consulting services that a real estate service company may charge. Particularly, the maximum commission rate for selling brokerage services has been lowered to 2% by the Beijing Municipal Commission of Development and Reform and the Beijing Municipal Commission of Housing and Urban-Rural Development. Although such maximum commission rate can float under the negotiation between the real estate service company and its clients for certain complex brokerage services, the floating range may not exceed 10%.

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

        Primary and Commercial Services.    Our primary and commercial services accounted for 7.4%, 11.4% and 15.6% of net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We began to create teams dedicated to the primary and commercial real estate markets in 2009 and began managing our primary and commercial services as a separate segment in 2010, which includes two business units. In 2011, we acquired 55% equity ownership of Shanggu to further expand our primary and commercial services. We currently reserve the right to acquire an additional 5% equity interest in Shanggu.

        Our primary business unit provides agency services to both primary residential real estate developers and primary commercial developers in connection with marketing and sales of new properties and generates revenues by earning sales commissions earned from them. We earn sales commissions based on terms negotiated with our developer clients, which vary from project to project. Each of our agency contracts with developer clients specifies commission rates that are expressed as percentages of transaction value. We define the transaction value of a project as the aggregate of the sales proceeds of all property units we have sold for the project. For certain projects, we are able to negotiate additional commissions payable upon our achieving specified sales targets in terms of GFA or average selling price of properties sold.

        Revenues from our primary business unit are significantly affected by the following operating measures that are widely used in the primary services industry and appear throughout this annual report:

  •
  total GFA of the properties we sell;

  •
  total transaction value of the properties we sell; and

  •
  commission rates.

        We generate revenues in our commercial business unit primarily through service fees for project consultancy services and commissions from selling or leasing these commercial properties. Revenues from our commercial business unit relate to the provision of planning, consulting and brokerage services to commercial property developers. We primarily provide project consultancy services to commercial property developers, such as project planning services and overall sales and marketing consultancy services, and earn service fees for these project consultancy services.

        Mortgage Management Services.    Our mortgage management services accounted for 3.8%, 3.4% and 4.2% of net revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

        We generate revenues in our mortgage management services primarily through our advisory services to home buyers and home owners and our loan services in connection with our provision of entrusted and mortgage credit loans. For advisory services, we introduce home mortgage and home equity products made available by various commercial banks to home buyers and owners and arrange property financing, valuation services and title transfers. We charge service fees from home buyers and owners in our advisory services. For loan services, we provide financing to consumers through commercial banks or our mortgage credit company. We collect interests and services fees related to the provision of entrusted and mortgage credit loans in our loan services. The revenues generated from advising home equity loans and providing entrusted and mortgage credit loans accounted for 64% of our total mortgage management service revenues in 2013.

        Revenues from our mortgage management services are significantly affected by transaction volume, commission rates and the average loan amount of the home mortgage, home equity, entrusted and mortgage credit loans. The number of persons seeking home mortgages in connection with the purchase of a property significantly impacts the number of applications for home mortgages for which we can advise or offer services. In this regard, we cross-sell our mortgage management services to clients of our company-owned sales offices. In 2011, 2012 and 2013, a substantial majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services.

        Franchise Services.    Our franchise services accounted for 3.9%, 1.8% and 1.4% of net revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

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

        Commissions and other agent-related costs.    Our commissions and other agent-related costs primarily include salaries, benefits and commissions paid to our sales professionals, other staff and management for company-owned brokerage services and primary and commercial services and, to a lesser degree, for mortgage management services and franchise services. Compensation for our sales professionals and managers consists of a fixed salary and benefit package, together with a variable incentive-based component that is expected to comprise a majority of the sales professional or manager's compensation. We believe such a commission-based system aligns the interests of our sales professionals with our interests, and allows us to control expenses if transaction volumes or property values decline. Commissions and other agent-related costs amounted to 70.9%, 60.9% and 64.1% of net revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

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

        Operating costs amounted to 49.1%, 23.4% and 21.0% of net revenues for the years ended December 31, 2011, 2012 and 2013, in each case, respectively. The majority of these operating costs are incurred in relation to our company-owned brokerage services, which accounted for 91.5%, 89.2% and 86.5% of operating costs for the years ended December 31, 2011, 2012 and 2013 in each case, respectively.

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

        Selling, general and administrative expenses amounted to 36.1%, 23.7% and 26.7% of net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. Expenses relating to our company-owned brokerage services accounted for 49.4% and 48.4% and 53.0% of selling, general and administrative expenses for the years ended December 31, 2011, 2012 and 2013, respectively. Expenses relating to our primary and commercial services accounted for 7.8%, 6.8% and 8.1% of selling, general and administrative expenses for the years ended December 31, 2011, 2012 and 2013, respectively. Expenses relating to non-allocated costs accounted for 30.7%, 34.1% and 29.3% of selling, general and administrative expenses for the years ended December 31, 2011, 2012 and 2013, respectively. Non-allocated costs consist primarily of costs and expenses associated with our headquarters centralized back office departments, including our IT department and on-line marketing department.

        Share-based compensation expenses were RMB3.2 million, RMB3.5 million and RMB0.2 million (US$0.03 million) for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had RMB0.4 million (US$66,883) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 2.79 years.

        On July 9, 2012, we extended the expiration dates of all then outstanding and unexercised stock options to the fifth anniversary of the date of such adjustment and amended the exercise prices of such stock options to the then current market value of our shares. We recorded the incremental fair value of RMB 1.9 million as a result of the adjustment of options into the consolidated statements of operations for the year ended December 31, 2012.

        Goodwill impairment losses.    Goodwill impairment losses in 2013 were RMB20.4 million (US$3.4 million), as a result of the shortfall in the results of operations of our Shanggu business unit compared with the previous estimates made at the end of 2012.

        Net change in fair value.    Net change in fair value in 2013 was RMB22.1 million (US$3.7 million), primarily as a result of the change in fair value of the contingent consideration payable resulting from the disparity between estimated and actual revenue and earnings in 2013, which, combined with our company's payment of a RMB6.0 million installment of consideration payable to the seller of Shanggu in the fourth quarter of 2013, resulted in a decrease in the balance of contingent consideration payable of RMB28.2 million (US$4.7 million).

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

        The CIT Law, under which foreign-invested enterprises, or FIEs, and domestic companies are subject to enterprise income tax at a uniform rate of 25%, became effective on January 1, 2008. In accordance with the CIT Law, enterprises that previously received preferential tax treatments granted by relevant tax authorities underwent a transition period. Enterprises previously subject to an enterprise income tax rate lower than 25% continued to enjoy the lower rate and gradually transitioned to the new tax rate within five years after the effective date of the CIT Law.

        As Shanghai Ruifeng and Anshijie are both registered in Shanghai PuDong New Area and Shenzhen CIR is registered in Shenzhen Special Economic Zone, they were subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, their respective income tax rate increased progressively from 18% to 25% from 2008 to 2012, according to preferential treatments granted by the PRC central and local governments. They have been subject to a standard income tax rate of 25% since 2013.

        In August 2011, Kudian obtained a Software Enterprise Certification which entitled it to an exemption from corporate income tax in 2011 and 2012, in which it had taxable income and a 50% reduction in corporate income tax for each of the following three years from 2013 to 2015.

        On November 16, 2011, the PRC Ministry of Finance and the State Administration of Taxation of the PRC jointly issued the Implementation Measures on the Pilot Progress of Replacing Business Tax with Value-Added Tax in Transport and Some Modern Service Industries. On July 31, 2012, the PRC Ministry of Finance and the State Administration of Taxation of the PRC jointly issued the Notice on Expanding the Pilot Progress of Replacing Business Tax with Value-Added Tax, or the VAT Pilot Rules, to Beijing and eight other provinces and cities. According to the VAT Pilot Rules, the sales tax was changed from business tax to VAT for certain service industries, including consulting service and advertising industries, in Shanghai, Beijing and Shenzhen. Some of our subsidiaries located in Beijing were recognized as VAT general taxpayers at the rate of 6% from September 1, 2012 according to the VAT Pilot Rules and discontinued paying business tax.

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

	For the Years Ended December 31,
	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)(1)
	(in thousands)
Revenue
Net revenues	604,559	748,133	877,451	144,945
Costs and Expenses
Commissions and other agent-related costs	(428,920)	(455,282)	(562,436)	(92,908)
Operating costs	(296,652)	(175,330)	(184,393)	(30,460)
Selling, general and administrative expenses	(218,110)	(177,475)	(234,065)	(38,665)
Goodwill impairment losses	(30,614)	(10,755)	(20,384)	(3,367)
Net change in fair value	25,716	11,989	22,069	3,646
Total costs and expenses	(948,580)	(806,853)	(979,209)	(161,754)
Loss from operations	(344,021)	(58,720)	(101,758)	(16,809)
Interest income	5,845	2,324	4,162	688
Other income	2,086	6,497	7,360	1,216
Foreign currency exchange loss	(5,713)	(19)	(113)	(19)
Loss before income tax and share of associates' losses	(341,803)	(49,918)	(90,349)	(14,924)
Income tax	(1,103)	(2,713)	2,332	385
Share of associates' income	2,496	2,547	2,074	343
Net loss	(340,410)	(50,084)	(85,943)	(14,196)
Non-controlling interest	3,895	(3,427)	2,923	483
Net loss attributable to IFM Investments Limited	(336,515)	(53,511)	(83,020)	(13,713)

(1)
Translations from Renminbi to U.S. dollars have been made at the noon buying rate of RMB6.0537 to US$1.00, the rate as set forth in the H.10 statistical release of the Federal Reserve Board of the United States on December 31, 2013.

        Selected financial information and operational data relating to each of our business lines is set forth below for the years indicated:

	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)(1)
Company-owned brokerage services
Net revenues (in thousands)	513,375	623,927	691,343	114,202
Average number of operating sales offices(2)	517	326	300	300
Average monthly net revenues per operating sales office (in thousands)	82.7	159.5	192.0	31.7
Primary and Commercial Services
Net revenues (in thousands)	44,735	85,115	137,333	22,686
Aggregate gross floor area of properties sold (in thousand square meters)	224	444	545	545
Mortgage management services
Net revenues (in thousands)	22,903	25,686	36,788	6,077
Amount of referred home mortgages and home equity loans (in thousands)	2,842,539	2,860,512	3,851,138	636,163
Average entrusted and mortgage credit loan balance outstanding (in thousands)	39,950	41,490	72,131	11,915
Franchise services
Net revenues (in thousands)	23,546	13,405	11,987	1,980
Number of regional sub-franchisors as of year end	28	25	23	23

(1)
Translations from Renminbi to U.S. dollars have been made at the noon buying rate of RMB6.0537 to US$1.00, the rate as set forth in the H.10 statistical release of the Federal Reserve Board of the United States on December 31, 2013.

(2)
Equals the sum of the number of sales offices under operation that existed at the end of each month (excluding temporarily closed offices) in the applicable period, divided by the number of months in such period.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Net revenues.    Our net revenues increased by RMB129.4 million, or 17.3%, from RMB748.1 million for the year ended December 31, 2012 to RMB877.5 million (US$145.0 million) for the year ended December 31, 2013. This increase was primarily due to the significantly higher sales and purchase transaction volumes from both company-owned brokerage services and primary and commercial services in 2013, as well as developed and expanded mortgage management services.

        Company-Owned Brokerage Services.    Net revenues from our company-owned brokerage services increased by RMB67.4 million, or 10.8%, from RMB623.9 million for the year ended December 31, 2012 to RMB691.3 million (US$114.2 million) for the year ended December 31, 2013. The increase was mainly due to higher transaction volumes and improved per-sales office performance in 2013. The number of total sales and purchase transactions increased from approximately 16,800 in 2012 to approximately 17,000 in 2013, among which the number of sales and purchase transactions of secondary homes increased from approximately 12,750 in 2012 to approximately 14,600 in 2013. At the same time, the average selling price per square meter of secondary homes brokered by our company increased to approximately RMB 27,500 for the year ended December 31, 2013 from approximately RMB 23,500 for the year ended December 31, 2012. The average number of our company-owned sales offices in operation decreased to 300 for the year ended December 31, 2013, from 326 for the year ended December 31, 2012. As a result of the foregoing, our average monthly net revenues per operating sales office increased to approximately RMB192,040 (US$31,723) for the year ended December 31, 2013 from approximately RMB159,500 for the year ended December 31, 2012.

        Primary and Commercial Services.    Net revenues from our primary and commercial services increased by RMB52.2 million, or 61.3%, from RMB85.1 million for the year ended December 31, 2012 to RMB137.3 million (US$22.7 million) for the year ended December 31, 2013. This increase was primarily due to commissions generated from the sale of a total GFA of approximately 544,950 square meters of new properties in 2013 as compared to a total GFA of approximately 444,350 square meters of new properties sold in 2012. In addition, we gained a higher average commission rate and a higher average selling price per square meter due to business development.

        Mortgage Management Services.    Net revenues from our mortgage management services increased by RMB11.1 million, or 43.2%, from RMB25.7 million for the year ended December 31, 2012 to RMB36.8 million (US$6.1 million) for the year ended December 31, 2013. This increase was primarily due to an increase in revenue and service fees earned from mortgage credit loans provided by our company and from traditional home mortgage loans and home equity loans brokered by our company. We provided services for referred home mortgage and home equity loans with an aggregate amount of RMB3.9 billion (US$0.6 billion) to our customers in 2013, as compared with RMB2.9 billion in 2012. The revenues generated from advising consumers for home equity loans and providing entrusted and mortgage credit loans accounted for 64% of total mortgage services revenues in 2013. As of December 31, 2013, our total outstanding balance for entrusted loans and mortgage loans receivable was RMB121.1 million (US$20.0 million), with an average loan-to-value ratio of approximately 50%.

        Franchise Services.    Net revenues from our franchise services decreased by RMB1.3 million, or 9.7%, from RMB13.4 million for the year ended December 31, 2012 to RMB12.1 million (US$2.0 million) for the year ended December 31, 2013. This decrease was primarily attributable to higher initial franchise fees received in 2012 as a result of the resale of franchise rights in Urumqi in December 2012.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs accounted for 60.9% and 64.1% of net revenues for the years ended December 31, 2012 and 2013, respectively. Our commissions and other agent-related costs increased by RMB107.1 million, or 23.5%, from RMB455.3 million for the year ended December 31, 2012 to RMB562.4 million (US$92.9 million) for the year ended December 31, 2013. This increase was primarily attributable to higher commission expenses in 2013 as a result of the significant increase in commission revenues from company-owned brokerage services and primary and commercial services, as well as an increase in salary and benefits for sales staff as a result of an increase in the number of sales staff employed during 2013. We had an average of approximately 6,000 company-owned brokerage services sales staff in 2013, as compared to approximately 5,360 in 2012. As to the variable costs, our consolidated commission expenses were RMB245.7 million and RMB309.6 million (US$51.1 million), or 32.8% and 35.3% as a percentage of total consolidated net revenues for 2012 and 2013, respectively.

        Operating costs.    Our operating costs represented 23.4% and 21.0% of our net revenues for the years ended December 31, 2012 and 2013, respectively. Our operating costs increased by RMB9.1 million, or 5.2%, from RMB175.3 million for the year ended December 31, 2012 to RMB184.4 million (US$30.5 million) for the year ended December 31, 2013. This increase was primarily due to an increase in sales offices rental costs resulting from an increase in average rental rates and an increase in store closure-related costs, as well as an increase in service charges associated with revenue from the primary and commercial services. Total depreciation and amortization expenses for 2013 were RMB23.5 million (US$3.9 million).

        Selling, general and administrative expenses.    Our selling, general and administrative expenses accounted for 23.7% and 26.7% of our net revenues for the years ended December 31, 2012 and 2013, respectively. Our selling, general and administrative expenses increased by RMB56.6 million, or 31.9%, from RMB177.5 million for the year ended December 31, 2012 to RMB234.1 million (US$38.7 million) for the year ended December 31, 2013. This increase was largely due to increases in marketing expenses, other general and administrative expenses and salary and benefits for non-sales staff as a result of an increase in the number of non-sales staff in 2013.

        Net change in fair value.    Our net change in fair value in 2013, which was recognized as a gain, was RMB22.1 million (US$3.7 million), primarily as a result of the change in fair value of the contingent consideration payable resulting from the disparity between estimated and actual revenues and earnings in 2013, which combined with our company's payment of a RMB6.0 million installment of consideration payable to the seller of Shanggu in the fourth quarter of 2013, resulted in a decrease in the balance of contingent consideration payable of RMB28.2 million.

        Goodwill impairment losses.    Our goodwill impairment losses in 2013 were RMB20.4 million (US$3.4 million), primarily as a result of the shortfall in the results of operations of our Shanggu business unit as compared with estimates made at the end of 2012.

        Interest income.    Our interest income increased by RMB1.9 million, or 82.6%, from RMB2.3 million for the year ended December 31, 2012 to RMB4.2 million (US$0.7 million) for the year ended December 31, 2013, primarily due to our improved management of cash and cash equivalent to generate more interest income. Cash and cash equivalents decreased from RMB191.0 million as of December 31, 2012 to RMB145.6 million (US$24.1 million) as of December 31, 2013.

        Foreign currency exchange loss.    We did not incur significant foreign currency exchange loss for the years ended December 31, 2012 and 2013, respectively. The fluctuation between 2012 and 2013 was primarily due to the appreciation of the RMB against the U.S. dollar in 2013.

        Income tax.    We had an income tax gain in 2013, including deferred income tax gains of RMB5.6 million (US$0.9 million) as a result of the increase of deferred tax assets, and current income tax expenses of RMB3.3 million (US$0.5 million) for the year ended December 31, 2013 resulting from the taxable profit for the primary and commercial segment.

        Share of associates' income.    Share of associates' income decreased from RMB2.5 million for the year ended December 31, 2012 to RMB2.1 million (US$0.3 million) for the year ended December 31, 2013.

        Net loss.    As a result of the foregoing, we had a net loss of RMB85.9 million (US$14.2 million) for the year ended December 31, 2013, as compared to a net loss of RMB50.1 million for the year ended December 31, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Net revenues.    Our net revenues increased by RMB143.5 million, or 23.7%, from RMB604.6 million for the year ended December 31, 2011 to RMB748.1 million for the year ended December 31, 2012. This increase was primarily due to the significantly higher sales and purchase transaction volumes from both company-owned brokerage services and primary and commercial services in 2012, as well as a continued recovery in the overall real estate market since the second quarter of 2012.

        Company-Owned Brokerage Services.    Net revenues from our company-owned brokerage services increased by RMB110.5 million, or 21.5%, from RMB513.4 million for the year ended December 31, 2011 to RMB623.9 million for the year ended December 31, 2012. The increase was mainly due to higher transaction volumes and improved per-sales office performance in 2012. The number of total sales and purchase transactions increased from approximately 13,400 in 2011 to approximately 16,800 in 2012, among which the number of sales and purchase transactions of new homes increased from approximately 3,100 in 2011 to approximately 4,080 in 2012. The average number of our company-owned sales offices in operation decreased to 326 for the year ended December 31, 2012, from 517 for the year ended December 31, 2011. As a result of the foregoing, our average monthly net revenues per operating sales office increased to approximately RMB159,500 for the year ended December 31, 2012 from approximately RMB82,700 for the year ended December 31, 2011.

        Primary and Commercial Services.    Net revenues from our primary and commercial services increased by RMB40.4 million, or 90.4%, from RMB44.7 million for the year ended December 31, 2011 to RMB85.1 million for the year ended December 31, 2012. This increase was primarily due to commissions generated from the sale of a total GFA of approximately 444,350 square meters of new properties in 2012 as compared to a total GFA of approximately 224,400 square meters of new properties sold in 2011. The increased sales volumes resulted mainly from our acquisition of Shanggu in 2011 to expand our primary and commercial services.

        Mortgage Management Services.    Net revenues from our mortgage management services increased by RMB2.8 million, or 12.2%, from RMB22.9 million for the year ended December 31, 2011 to RMB25.7 million for the year ended December 31, 2012. This increase was primarily due to an increase in revenue and service fees earned from mortgage credit loans provided by our company. We provided services for referred home mortgages and home equity loans with an aggregate amount of RMB2.9 billion to our customers in 2012, as compared with RMB2.8 billion in 2011. The revenues generated from advising consumers for home equity loans and providing entrusted and mortgage credit loans accounted for 59% of total mortgage services revenues in 2012. As of December 31, 2012, our total outstanding entrusted loans and mortgage loans receivable balance was RMB35.2 million, with an average loan-to-value ratio of approximately 50%.

        Franchise Services.    Net revenues from our franchise services decreased by RMB10.1 million, or 43.0%, from RMB23.5 million for the year ended December 31, 2011 to RMB13.4 million for the year ended December 31, 2012. This decrease was primarily attributable to higher initial franchise fees received in 2011 as we granted licenses to two new regional sub-franchisors in 2011, compared with the resale of franchise rights in one location, the city of Urumqi, a regional sub-franchise, in 2012, and a decrease in royalty revenues paid by some regional sub-franchisors in 2012 due to their performance.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs accounted for 70.9% and 60.9% of net revenues for the years ended December 31, 2011 and 2012, respectively, and increased by RMB26.4 million, or 6.2%, from RMB428.9 million for the year ended December 31, 2011 to RMB455.3 million for the year ended December 31, 2012. This increase was primarily attributable to higher commission expenses in 2012 as a result of the significant increase in commission revenues from company-owned brokerage services and primary and commercial services, partially offset by a decrease in salary and benefits for sales staff as a result of a decrease in the number of sales staff employed during 2012. We had an average of approximately 5,360 company-owned brokerage services sales staff in 2012, as compared to approximately 8,150 in 2011. As to the variable costs, our consolidated commission expenses were RMB245.7 million and RMB166.6 million, or 32.8% and 27.6% as a percentage of total consolidated net revenues for 2012 and 2011 respectively.

        Operating costs.    Our operating costs represented 49.1% and 23.4% of our net revenues for the years ended December 31, 2011 and 2012, respectively, and decreased by RMB121.4 million, or 40.9%, from RMB296.7 million for the year ended December 31, 2011 to RMB175.3 million for the year ended December 31, 2012. Total depreciation and amortization expenses for 2012 were RMB28.2 million.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses accounted for 36.1% and 23.7% of our net revenues for the years ended December 31, 2011 and 2012, respectively, and decreased by RMB40.6 million, or 18.6%, from RMB218.1 million for the year ended December 31, 2011 to RMB177.5 million for the year ended December 31, 2012. This decrease was largely due to a decrease in marketing expenses, the number of non-sales staff and other general and administrative expenses in 2012.

        Net change in fair value.    Our net change in fair value in 2012, which was recognized as a gain, included RMB10.5 million as a result of the fair value change of the contingent consideration payable in respect of our acquisition of the Shanggu business unit in June 2011, and RMB1.5 million as a result of the decline in the fair value of a financial liability, which was related to the share options held by a former employee. The fair value change in the contingent consideration payable resulted primarily from the disparity between estimated and actual revenues and earnings in 2012, and the re-estimated revenues and earnings for 2013 for the Shanggu business unit.

        Goodwill impairment losses.    Our goodwill impairment losses in 2012 were RMB10.8 million, as a result of the shortfall in the results of operations of our Shanggu business unit as compared to those previously estimated.

        Interest income.    Our interest income decreased by RMB3.5 million, or 60.3%, from RMB5.8 million for the year ended December 31, 2011 to RMB2.3 million for the year ended December 31, 2012. Cash and cash equivalents decreased from RMB235.5 million as of December 31, 2011 to RMB191.0 million as of December 31, 2012.

        Foreign currency exchange loss.    We had foreign currency exchange loss of RMB5.7 million for the year ended December 31, 2011, while we did not incur significant foreign currency exchange loss for the year ended December 31, 2012, primarily due to the decrease of balances in U.S. dollars and the appreciation of the RMB against the U.S. dollar in 2012.

        Income tax.    Income tax increased from RMB1.1 million for the year ended December 31, 2011 to RMB2.7 million for the year ended December 31, 2012, mainly because of the profitable results for the primary and commercial segment.

        Share of associates' (losses)/income.    Share of associates' income was RMB2.5 million for both the years ended December 31, 2011 and 2012.

        Net loss.    As a result of the foregoing, we had a net loss of RMB50.1 million for the year ended December 31, 2012 as compared to a net loss of RMB340.4 million for the year ended December 31, 2011.

        Inflation.    Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was negative 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP, appearing elsewhere in this annual report. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that our accounting policies with respect to revenue recognition, allowance for doubtful accounts, loans and allowance for impairment, property and equipment, goodwill and intangible assets, impairment of long-lived assets, share-based compensation, income taxes and the VIEs represent critical accounting policies that reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Revenue Recognition

        We recognize revenue where there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales-related taxes and discounts.

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

Mortgage Management Services

        We provide mortgage management services, including advisory services and loan services, many of which are provided in connection with our company-owned brokerage services business.

        The advisory services income related to home mortgage loan and home equity loan is recognized when the mortgage loan funds are disbursed by banks to the customers. Income for the entrusted and mortgage credit loans in loan services is recognized in the income statement over the lives of the loans, based on effective interest rates. We review the carrying amounts of entrusted and mortgage credit loans at each quarter end or more frequently if circumstances indicated impairment may have occurred. We did not incur any impairment losses on the entrusted and mortgage credit loans for the year 2013.

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

        The fair value of the contingent consideration payable was re-measured at the end of each reporting period and the changes in the fair value were recorded in our consolidated statements of operations. The fair value of contingent consideration was determined to be RMB11.6 million based on the actual profit performance of Shanggu for the two years ended June 30, 2013, and the change in fair value of RMB22.2 million was recorded in the income statements. Thereafter, the fair value of contingent consideration was subject to adjustment according to the collectability of account receivables of Shanggu.

        As of December 31, 2013, we had contingent consideration payable in the amount of RMB5.6 million (US$0.9 million), resulting from the aforementioned change in fair value on account of the disparity between estimated and actual revenue and earnings in 2013, and our company's payment of a RMB6.0 million installment of consideration payable to the seller of Shanggu in the fourth quarter of 2013.

        Determination of the fair value of contingent consideration payable requires significant management judgment, including the judgment in estimating future cash flows and receivable collectability, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the contingent consideration payable.

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

        As of December 31, 2013, we had a balance of redeemable non-controlling interest of RMB67.2 million (US$11.1 million).

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

        We have adopted a provisioning policy for doubtful debts for our receivable balances based on the historical experience of the recoverability of the receivables. For the years presented, our provision based on historical bad debts is approximately 2% of net revenues. The appropriateness of our provisioning is assessed on an ongoing basis based on our actual experience. In addition, we also make specific bad debt provisions for problem account receivable balances (e.g. for certain franchisees). Established reserves have historically been sufficient, and are based on aging, specific customer circumstances, historical experience and current knowledge of the related political and economic environments. It is possible, however, that the accuracy of the management's estimation process could be impacted by unforeseen circumstances.

        Allowances for doubtful accounts charged to selling, general and administrative expenses were RMB14.3 million, RMB12.1 million and RMB14.7 million (US$2.4 million) for the years ended

December 31, 2011, 2012 and 2013, respectively. The allowance for doubtful accounts ending balance of RMB15.5 million, RMB17.3 million and RMB22.2 million (US$3.7 million) as of December 31, 2011, 2012 and 2013, respectively, represents a net ending balance after actual write-offs during the year. Accounts receivable are stated net of such allowance balances at the end of year.

Loans and allowance for loan impairment

        We report entrusted and mortgage credit loans provided to customers at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. We report loans transferred to investors at their outstanding principal balances net of interest prepaid as loans payable. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Based on management's initial intent and ability with regard to those loans, all the loans are held-for-investment and are classified as loans receivables, net of unearned income on the consolidated balance sheets, and the related cash flows are included within the cash flows from investing activities category in the consolidated statement of cash flows in the line items of loans issurance and receipt of loan principals. The cash flows from the transfer of the loans and the redemption of the loan principals are included within the cash flows from financing activities category in the consolidated statement of cash flows in the line items of transfer of loans and repurchase of loans.

        Since 2013, our entrusted and mortage credit loan services have been improved by property refinancing activities, through which certain individuals offer loans to consumers after receiving financing from our mortgage credit company and then transfer such loans, entirely or partially, to third-party investors. We act as guarantors for such loans and remain responsible for the repayment of loans by the consumers. We treat the property refinancing activities as one continuing operating business of mortgage management services. Therefore, the cash flows related to these activities were included within the cash flows from operating activities category in the consolidated statement of cash flows on the lines Receipt of loan principals and Issuance/repurchase of loan.

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

        We did not recognize any impairment of loans receivable for the years ended December 31, 2011, 2012 and 2013.

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

        We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheets may exist. The timing of an impairment test may result in changes to our statements of operations in our current reporting year that could not have been reasonably foreseen in prior years. Application of an impairment test of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit, which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheets. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. We recognized a RMB20.4 million (US$3.4 million) impairment loss from Shanggu in 2013, as a result of the shortfall in the results of operations of Shanggu business unit, as compared to those previously estimated. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge. See Note 2(i) "Goodwill and indefinite-lived intangible assets" in the Consolidated Financial Statements for additional information.

Impairment of long-lived assets

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. Determination of recoverability is based on estimates and changes in these estimates and assumptions could materially impact our financial position and results of operations. No impairment of long lived assets was recognized for the years ended December 31, 2011, 2012 and 2013.

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

Income taxes

        We currently have deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, all of which are available to reduce future income taxes payable in our significant tax jurisdictions. The largest component of our deferred tax assets are operating loss carry forwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a valuation allowance to offset the deferred tax assets. As of December 31, 2011, 2012 and 2013, we recognized a total valuation allowance of RMB152.9 million, RMB168.1 million and RMB186.9 million (US$30.9 million), respectively. If we subsequently determine that all or a portion of the carry forwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. We made significant judgment in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2011, 2012 and 2013. As of December 31, 2013, we did not have any significant unrecognized uncertain tax positions.

B.    OUR LIQUIDITY AND CAPITAL RESOURCES

        Through December 31, 2013, our principal sources of liquidity were cash generated from our operating activities and the proceeds from our initial public offering in 2010. Our net cash used in operating activities was RMB315.0 million, RMB31.7 million and RMB34.6 million (US$5.7 million) for the years ended December 31, 2011, 2012 and 2013, respectively. Consequently, our accumulated deficit was RMB638.4 million, RMB691.9 million and RMB774.9 million (US$128.0 million) as of December 31, 2011, 2012 and 2013, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments placed with banks and other financial institutions that are unrestricted as to withdrawal or use and have maturities of three months or less.

        We have no debt obligations. On February 2, 2010, we completed an initial public offering with gross proceeds of RMB557.5 million. Since then, we have utilized a significant amount of cash on hand and the proceeds from our initial public offering to open more sales offices in Beijing, Shanghai, Shenzhen and Chengdu as we expanded our network of company-owned brokerage services up to the first quarter of 2011, and expanded mortgage management services and primary and commercial services in 2011 and 2012. The number of our operating sales offices decreased significantly from 386 as of December 31, 2011 to 317 as of December 31, 2012 and further to 250 as of December 31, 2013. As a result, we expect to incur less fixed costs for company-owned brokerage services due to the decreases in the number of our sales offices and sales staff. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flows and existing cash and bank balances.

        We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as such dividends may only be distributed upon completion of an annual audit of such subsidiary. As we intend to reinvest earnings in further expanding our business, we currently do not plan to declare dividends in 2014.

        The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2011	2012	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash used in operating activities	(314,966)	(31,734)	(34,556)	(5,708)
Net cash (used in) provided by investing activities	29,574	(5,165)	(27,050)	(4,469)
Net cash (used in) provided by financing activities	5,702	(7,486)	16,309	2,694
Effects of foreign exchange rate changes on cash and cash equivalents	(5,507)	(17)	(141)	(23)
Net increase (decrease) in cash and equivalents	(285,197)	(44,402)	(45,438)	(7,506)
Cash and cash equivalents at the beginning of the year	520,647	235,450	191,048	31,559
Cash and cash equivalents at the end of the year	235,450	191,048	145,610	24,053

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

        For the year ended December 31, 2013, net cash used in operating activities amounted to RMB34.6 million (US$5.7 million), primarily due to RMB85.9 million (US$14.2 million) net loss during the year and an increase of RMB7.3 million (US$1.2 million) in accounts receivable, offset mainly by RMB24.1 million (US$4.0 million) in accrued expense and other current liabilities. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2013 were RMB23.5 million (US$3.9 million) in depreciation and amortization expenses, RMB14.7 million (US$2.4 million) in the provision of doubtful accounts. The increase in net cash used in operating activities from 2012 to 2013 was primarily due to an increase in operating loss, particially offset by better cash receripts and recognition of deferred revenue.

        For the year ended December 31, 2012, net cash used in operating activities amounted to RMB31.7 million, primarily due to the RMB50.1 million net loss during the period and an increase of

RMB91.3 million in accounts receivable, offset mainly by RMB67.0 million in accrued expense and other current liabilities. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2012 were RMB28.2 million in depreciation and amortization expenses, RMB3.5 million in share-based compensation expenses and RMB12.1 million in the provision of doubtful accounts.

        For the year ended December 31, 2011, net cash used in operating activities amounted to RMB315.0 million, primarily due to the RMB340.4 million net loss during the period and, to a lesser degree, an increase of RMB14.3 million in the provision for doubtful accounts resulting from the increase in revenues in 2011.

Investing Activities

        Our investing activities primarily relate to our purchases and disposals of equipment, placement of time deposits with banks with maturities between three months and one year, provision of loans through our mortgage credit company and business combinations activities.

        Net cash used in investing activities amounted to RMB27.0 million (US$4.5 million) for the year ended December 31, 2013, primarily as a result of the net effect of mortgage credit loan repayments of RMB7.3 million (US$1.2 million) and purchase of property, plant and equipment of RMB17.6 million (US$2.9 million).

        Net cash used in investing activities amounted to RMB5.2 million for the year ended December 31, 2012, primarily as a result of the net effect of mortgage credit loan repayments of RMB2.5 million and purchase of property, plant and equipment of RMB8.1 million.

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

Financing Activities

        Our financing activities primarily consist of receiving deposits from customers in our company-owned brokerage services and net proceeds from investors of mortgage credit loans.

        Net cash provided by financing activities amounted to RMB16.3 million (US$ 2.7 million) for the year ended December 31, 2013, primarily as a result of the net effect of the expanded property refinancing activities of RMB12.8 million (US$2.1 million) and an increase in restricted cash of RMB3.9 million (US$0.6 million).

        Net cash used in financing activities amounted to RMB7.5 million for the year ended December 31, 2012, as a result of an increase in restricted cash.

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

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events, including those listed under "Key Information—Risk Factors," for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table sets forth our contractual obligations as of December 31, 2013:

Contractual Obligations (in thousands of RMB)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating Lease Obligations	226,540	97,926	94,185	32,079	2,350
Minimum Service Fees	6,809	605	1,210	1,210	3,784
Contingent Consideration payable	5,623	5,623	—	—	—
Long-term Deposits Payable	10,582	1,279	609	3,198	5,496

Total	249,554	105,433	96,004	36,487	11,630

Operating Leases

        Our operating lease agreements are principally for our administrative offices and real estate brokerage sales offices. These leases have expiration dates, the latest of which is in 2019.

Minimum Service Fees

        Pursuant to the master sub-franchise agreement entered into with Realogy, we are required to pay an annual minimum service fee to Realogy for the licensing of the CENTURY 21® brand. The minimum annual service fee is the greater of US$100,000 or an amount calculated by multiplying US$500 by the number of sales offices in our CENTURY 21® franchise network, to be adjusted for inflation or deflation.

Contingent Consideration Payable

        The contingent consideration payable arose from our acquisition of Shanggu in the second quarter of 2011 and is measured at fair value. The contingent consideration payable as of December 31, 2013 was RMB5.6 million (US$ 0.9 million).

Long-term Deposits Payable

        We receive security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2013 were RMB10.6 million (US$1.8 million).

G.    SAFE HARBOR

        This annual report on Form 20-F contains forward-looking statements. These statements are made under the "safe harbor" provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "intend," "is currently reviewing," "it is possible," "subject to" and similar statements. Among other things, the sections titled "Item.3 Key Information—D. Risk Factors," "Item.4 Information on the Company," and "Item.5 Operating and Financial Review and Prospects" in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, a further slowdown in the growth of China's economy, government measures that may adversely and materially affect our business, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute our strategy, our failure to manage growth, our loss of competitive advantage and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

H.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In March 2013, the FASB issued guidance on "Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is "available" is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

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

Name	Age	Position
Donald Zhang	60	Chairman, Chief Executive Officer
Harry Lu	47	Vice Chairman, President
Kevin Cheng Wei	46	Director
Steve Mao Ye	38	Chief Financial Officer
Weiping Zhang	60	Director and Vice President
Lei Wang	42	Vice President
Jennifer Tang	47	Director
Qiang Chai	52	Independent Director
Liang Pei	45	Independent Director
Conor Chiahung Yang	51	Independent Director
Bo Ren Kwan	52	Independent Director
Sheng Kang	40	General Manager of Mortgage Management Services Business Unit
Hau Piu Ip	39	General Manager of Shanghai Ruifeng

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

        Mr. Steve Mao Ye joined Century 21 China Real Estate in November 2013 and has served as our chief financial officer. From March 2013 to November 2013, Mr. Ye served as chief financial officer of Tiger Media (NYSE MKT: IDI).From 2011 to 2013, he was finance director at Suntech (NYSE: STP). From 2009 to 2011, he served as chief financial officer of Solar Entertech. Before 2009, he took various management roles at Wells Fargo, General Electric and ABN AMRO Bank. Mr. Ye possesses an undergraduate degree from Shanghai International Studies University with a major in International Accounting and an MBA degree from the University of Rochester, Simon Business School. Mr. Ye is both a Certified Public Accountant in the United States and a Certified Financial Analyst.

        Mr. Kevin Cheng Wei has served as our director since November 2008 and was our chief financial officer from December 2007 to September 2013. Mr. Wei is currently a managing partner of Fontainburg Associates Company Limited, a corporate finance advisory firm. Mr. Wei also currently serves as the chairman of the audit committee and independent non-executive director of Nexteer Automotive Group Ltd. (stock code: 1316), Wisdom Holdings Group (stock code: 1661) and Tibet 5100 Water Resources Holdings Ltd. (stock code: 1115), all listed on the Hong Kong Stock Exchange. Prior to joining us, from 2006 to 2007, Mr. Wei served as the chief financial officer of Solarfun Power Holdings Co., Ltd. (subsequently renamed Hanwha SolarOne Co., Ltd.) (Nasdaq: HSOL), a Chinese solar company. Mr. Wei was the chief audit executive of LG Philips Displays International Ltd. from 2003 to 2005, where he was responsible for managing global internal audit coverage and risk management. From 1999 to 2003, he was Asia Pacific regional corporate audit manager with Altria Corporate Services Inc., including one year at Nabisco Inc. prior to its acquisition by Kraft Foods. Prior to Altria, from 1991 to 1999, Mr. Wei worked with KPMG LLP and Deloitte Touche LLP. Mr. Wei graduated from Central Washington University, where he received his bachelor's degree (cum laude) with a double major in accounting and management information systems.

        Mr. Weiping Zhang has served as our director since 2006. Mr. Zhang has also served as our vice president since 2002 and vice general manager of our franchise business unit since 2013. From 2006 to 2013, he was the chairman of Shanghai Ruifeng. From 2004 to 2007, he was senior vice president of IFM Beijing. From 2002 to 2004, he was general manager for IFM BJ Broker. He was the representative of Maxpro International Enterprises, Inc. Beijing office from 1993 to 2002. Maxpro is an import and export and real estate investments company. From 1992 to 1993, Mr. Zhang was the Assistant General Manager of Hong Kong Donglong Company. Mr. Zhang received his bachelor's degree from Beijing Foreign Language Institute.

        Mr. Lei Wang has served as our vice president in charge of internet business, information technology and business management since 2012. From 2010 to 2012, he was the general manager and consultant of our internet operations. He served as vice president of Beijing Dianji Information Technology Co., Ltd. from 2001 to 2009. He was product director with Sina.com (Nasdaq: SINA) from 1995 to 2001. Mr. Wang received his master's degree from Beijing University of Aeronautics and Astronautics.

        Ms. Jennifer Tang has served as our director since 2009. Ms. Tang joined Avenue Asia Singapore Pte Ltd in 2006 and serves as its senior managing director responsible for asset management and legal matters for the Avenue Asia Strategy. From 2000 to 2006, Ms. Tang held various positions with Hutchison Whampoa Limited, including serving as group senior legal counsel of Hutchison Telecommunications International Ltd, a public company listed on the NYSE and the Stock Exchange of Hong Kong. Ms. Tang received her bachelor's degree in commerce and a bachelor's degree in law from the University of New South Wales. She is currently admitted as a solicitor in New South Wales and Hong Kong. Ms. Tang was designated to serve as a member of our board of directors by GLA pursuant to its board representation right under the Restructuring Deed.

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

        Mr. Conor Chiahung Yang has served as our independent director since January 2010. Mr. Yang has served as the chief financial officer of Tuniu.com since January 2013 and an independent director of AirMedia Group Inc. since March 2013. He was the chief financial officer of DangDang.com (Nasdaq: DANG) from March 2010 to July 2012. Prior to joining DangDang.com, he served as chief financial officer of AirMedia Group Inc. (Nasdaq: AMCN) from March 2007 to March 2010. He was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and worked at Morgan Stanley Asia from 1992 to 1994. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor's degree from Fu Jen University in Taiwan in 1985.

        Mr. Bo Ren Kwan has served as our director since 2012. Mr. Kwan joined ZY Real Estate Investment (China) Limited in 2008 and serves as its senior partner and managing director. Mr. Kwan worked for ING Group from 1994 to 2007. He was the chief financial officer of ING Real Estate Investment Asia from 2005 to 2007, and was a member of its Asia Executive Committee responsible for new fund development and held a con-current position as the chief executive officer of ING Asia Retail Fund during his final year. Previously, he was a managing director of ING Real Estate China from 2003 to 2005. From 1994 to 2002, he was a managing director of Baring Private Equity Partners responsible for private equity investment in the China market. Mr. Kwan is a UK Chartered Accountant and worked for KPMG in London from 1985 to 1992. He is licensed by the Hong Kong Securities and Futures Commission on asset management and advisory activities. Mr. Kwan received his bachelor's degree in physics from the University of Nottingham. Mr. Kwan was designated to serve as a member of our board of directors by GLA pursuant to its board representation right under the Restructuring Deed.

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

B.    COMPENSATION

        For the year ended December 31, 2013, we paid an aggregate of approximately RMB12.0 million (US$1.99 million) in cash compensation to our executive officers, and we paid an aggregate of RMB786,981 (US$130,000) in cash compensation to our non-executive directors. The total amount set aside or accrued by us to provide pension, retirement or similar benefits for our executive officers and directors for the year ended December 31, 2013 was approximately RMB0.9 million (US$0.1 million). In addition, for the year ended December 31, 2013, we granted 2,577,120 options to our executive officers and directors to purchase 2,250,000 ordinary shares of our company at a weighted average exercise price at US$0.04 per share.

Stock Incentive Plan

        Stock Incentive Plan.    On August 18, 2006, we adopted a stock incentive plan, or the plan, which was amended on October 19, 2007 and February 1, 2008, to provide additional incentive to those officers, employees, directors, consultants and others who serve our company, in order to strengthen the commitment of such persons to our company, motivate such persons to faithfully and diligently perform their duties and to attract and attain competent and dedicated persons whose efforts will result in our long-term growth and profitability. The plan permits us to grant five types of awards: incentive stock options, nonqualified stock options, restricted shares, restricted share units and other awards. As of December 31, 2013, the ordinary shares reserved for issuance under our plan represented 5.7% of our equity interest on a fully-diluted basis. As of December 31, 2013, after giving effect to our 10-for-1 share split which was effective on January 4, 2010, we had outstanding 40.41 million options to purchase ordinary shares of our company exercisable at a weighted average exercise price at US$0.03 per share and the aggregate number of ordinary shares underlying these options is 35.28 million. These options generally expire five years after their dates of grant. On July 9, 2012, we extended the expiration dates of all then outstanding and unexercised stock options to the fifth anniversary of the date of such adjustment and amended the exercise prices of such stock options to US$1.18 per ADS, representing 100% of the 30-trading day volume weighted average price per ADS as of the date of such adjustment, except that the exercise price of the then outstanding and unexercised stock options held by Donald Zhang was amended to US$1.30 per ADS, representing 110% of 30-trading day volume weighted average price per ADS as of the date of such adjustment. See Note 20 "Share-Based Compensation" in the Consolidated Financial Statements for additional information.

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

C.    BOARD PRACTICES

Board of Directors

        Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company by way of qualification unless prescribed by special resolutions. A director may, subject to any separate requirement for audit committee approval under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant board meeting, vote with respect to any contract or transaction in which he or she is interested provided the nature of the interest is disclosed in accordance with our amended and restated articles of association. The directors may exercise all the powers of our company which are not, by the Companies Law or our amended and restated articles of association, required to be exercised by shareholders, subject nevertheless to the provisions of the Companies Law and of our amended and restated articles of association and to such regulations being not inconsistent with such provisions, as may be prescribed by our company in general meeting. The board of directors may exercise all the powers of our company, to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of our company or of any third party.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal; (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

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

Terms of Directors and Executive Officers

        Our board of directors is divided into three classes. At each annual general meeting one-third of the directors for the time being (or, if their number is not multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation in accordance with the provisions of our amended and restated articles of association, provided that the chairman of the board of directors and/or the managing director shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Subject to the provisions of our amended and restated articles of association, upon expiration of the term of a class of directors, directors in that class are eligible for re-election at the annual meeting of the shareholders in the year in which their respective terms expire. Our directors are divided into three classes as follows:

            (i)  Harry Lu, Kevin Cheng Wei and Qiang Chai as Class III directors, and their terms will expire at the upcoming annual meeting of shareholders to be held in 2014;

           (ii)  Weiping Zhang, Jennifer Tang and Conor Chiahung Yang as Class I directors, and their terms will expire at the annual meeting of shareholders to be held in 2015; and

          (iii)  Donald Zhang, Bo Ren Kwan and Liang Pei as Class II directors and their terms will expire at the annual meeting of shareholders to be held in 2016.

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

        Subject to the Companies Law and our amended and restated articles of association, shareholders may by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board. The directors have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Subject to our amended and restated articles of association, any director so appointed by the board shall hold office only until our next annual general meeting and shall then be eligible for re-election.

Board Committees

        Our board of directors has established an audit committee.

Audit Committee

        Our audit committee consists of Conor Chiahung Yang and Liang Pei. Conor Chiahung Yang and Liang Pei satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. In addition, Conor Chiahung Yang and Liang Pei meet the "independence" standards under Rule 10A-3 under the Exchange Act. Conor Chiahung Yang is the chairman of our audit committee. Our audit committee consists solely of independent directors that satisfy NYSE and SEC requirements. We currently have only two independent directors on our audit committee and we no longer comply with Section 303A of the Corporate Governance Rules of the NYSE, which requires a listed company to have three independent directors on its audit committee within one year of listing. While we expect to appoint another independent director to our audit committee and regain compliance with these corporate governance rules in the near future, as a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements as to the minimum number of audit committee members. The corporate governance practice in our home country, the Cayman Islands, does not require a minimum number of members on any committees.

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

D.    Employees

        We recruit sales professionals for our company-owned sales offices based on their education, qualification, experience and personality. We recruit on an as-needed basis. Most new recruits undergo a probation period before they are formally hired. We had 7,562, 7,394 and 6,087 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our full-time employees by area of responsibility as of the dates indicated

	As of December 31,
	2011	2012	2013
Company management	62	69	59
Sales professionals	6,718	6,614	5,263
Other employees	782	711	765

Total	7,562	7,394	6,087

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

E.    SHARE OWNERSHIP

        Please see Item 7.A.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

Beneficial Share Ownership

        The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 18, 2014, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(1)
Directors and Executive Officers:
Donald Zhang(2)	273,969,082	40.1%
Harry Lu(3)	55,492,271	8.2%
Kevin Cheng Wei	*	*
Steve Mao Ye	—	—
Weiping Zhang	*	*
Jennifer Tang	—	—
Qiang Chai	—	—
Liang Pei	—	—
Bo Ren Kwan	—	—
Conor Chiahung Yang	—	—
Sheng Kang	*	*
Hau Piu Ip	*	*
Lei Wang	*	*

All Directors and Executive Officers as a group(4)	287,550,489	41.4%

5% and above Shareholders:
IFM Overseas Partners L.P.(5)	260,000,000	38.9%
Goldman Sachs Strategic Investments (Asia) L.L.C.(6)	141,611,117	21.2%
GL Asia Mauritius II Cayman Limited(7)	91,893,513	13.7%
Columbia Wanger Asset Management, LLC(8)	69,254,685	10.3%

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

(2)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang through IFM Overseas Partners L.P., and (ii) 13,969,082 Class A ordinary shares underlying share options held by Donald Zhang that are exercisable within 60 days after the date of this annual report.

(3)
Includes (i) 52,000,000 of the 260,000,000 Class A ordinary shares held in IFM Overseas Partners L.P. by Harry Lu., and (ii) 3,492,271 Class A ordinary shares underlying share options held by Harry Lu that are exercisable within 60 days after the date of this annual report.

(4)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang and Harry Lu through IFM Overseas Partners L.P., (ii) 25,750,489 Class A ordinary shares underlying share options held by our directors and executive officers as a group that are exercisable within 60 days after the date of this annual report.

(5)
Includes 260,000,000 Class A ordinary shares held by IFM Overseas Partners L.P. IFM Overseas Limited, a corporation incorporated under the laws of the Cayman Islands that acts as the general partner of IFM Overseas Partners L.P. and exercises investment control over the Class A ordinary shares held by this entity. Maxpro International Enterprises, Inc., a New York corporation, owns 100% of the equity interest in IFM Overseas Limited. Donald Zhang owns 100% of the equity interest in Maxpro International Enterprises, Inc. through D&M Capital Corporation. IFM Holding Company Limited and Harry Lu, each a limited partner of IFM Overseas Partners L.P., hold 80% and 20% of the partnership interest in IFM Overseas Partners L.P., respectively. IFM Holding Company Limited is a corporation incorporated under the laws of Cayman Islands, and is 100% owned by Maxpro International Enterprises, Inc.

(6)
Includes 141,611,117 Class A ordinary shares held by Goldman Sachs Strategic Investments (Asia) L.L.C. Goldman Sachs Strategic Investments (Asia) L.L.C. is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc., which is a bank holding company whose shares are listed on the NYSE. The address of Goldman Sachs Strategic Investments (Asia) L.L.C. is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, USA.

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

(8)
Such number of ordinary shares was calculated based upon Schedule 13G/A jointly filed by Columbia Wanger Asset Management, LLC and Columbia Acorn Select on February 6, 2014. Columbia Wanger Asset Management, LLC does not directly own any shares of our company. As the investment adviser of Columbia Acorn Select and various other investment companies and managed accounts, Columbia Wanger Asset Management, LLC may be deemed to beneficially own the shares held by Columbia Acorn Select. The address of Columbia Wanger Asset Management, LLC is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

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

Record Holders in the United States

        As of April 18, 2014, the latest practicable date, approximately 25.5% of our total outstanding Class A ordinary shares, were held by a single holder of record in the United States, JPMorgan Chase Bank, N.A., the depositary for our ADS program.

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

        On November 21, 2011, we agreed with this former employee that, subject to his compliance of certain non-competition undertakings, his option agreement will remain effective as if he were an employee of our company, including the terms regarding any option re-pricing or any extension of the exercise period from time to time. Since the termination of this former employee's employment with the company and the modification to his options occurred concurrently, his options continue to be subject to ASC 718 until further modifications are made.

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

Registration Rights

        Pursuant to the registration rights agreement dated December 30, 2009, we granted to each of Goldman Sachs Strategic Investments, GLA, Realogy and IFM Overseas Partners L.P. certain registration rights in relation to their shares of our company. The registration rights set forth in this registration rights agreement shall terminate on (i) the fifth anniversary following the completion of our initial public offering in February 2010, or, (ii) if, in the opinion of our counsel, all such shares entitled to registration rights proposed to be sold by the relevant holders may then be sold without registration in any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

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

Item 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

        Not applicable, except for Item 9A (4) and Item 9C.

        Our ADSs have been listed on the NYSE since January 28, 2010. Our ADSs trade under the symbol "CTC." The following table provides the high and low closing prices for our ADSs on the NYSE for the periods indicated. Closing prices for all periods presented were adjusted to reflect the change of ratio of our ADSs from one ADS for fifteen (15) Class A ordinary shares to one ADS for forty-five (45) Class A ordinary share effective on April 16, 2012.

Calendar Period	High	Low
	(US$ per ADS)
2010 (Janaury 28 to December 31)	24.45	11.13
2011	14.97	0.87
2012	2.58	0.99
January to March	2.58	0.99
April to June	2.10	1.00
July to September	1.98	1.08
October to December	1.95	1.34
2013	4.14	1.67
January to March	4.14	2.00
April to June	3.23	2.28
July to September	2.89	1.80
October to December	2.40	1.67
October	2.40	1.95
November	2.09	1.67
December	2.11	1.77
2014
January	2.15	1.97
February	1.95	1.75
March	1.89	1.60
January to March	2.15	1.60
April (through April 24)	1.70	1.18

C.    MARKETS

        Our ADSs have been listed on NYSE since January 28, 2010 under the symbol "CTC." We changed the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012.

F.     EXPENSES OF THE ISSUE

        Not applicable

Item 10.    ADDITIONAL INFORMATION

A.    SHARE CAPITAL

        Not applicable

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

        We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-164216) filed with the SEC on January 27, 2010.

        An amended and restated articles of association were adopted by the shareholders of our company on May 31, 2012. A brief summary of some of the amendments are as set out below. The summary is not intended to be exhaustive and the amended and restated articles of association should be read in its entirety.

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

United States Federal Income Taxation

        The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

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

        Based on the quarterly average value of our assets for the taxable year ended December 31, 2013, we believe that we were classified as a PFIC for the year ended December 31, 2013 and we may continue to be classified as a PFIC in the current taxable year or a future taxable year. Based on the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules, we may continue to be a PFIC for the current taxable year if the price of our ADSs and ordinary shares is relatively low and we continue to hold a substantial amount of cash and other liquid assets. The composition of our income and our assets will be affected by how, and how quickly, we use our liquid assets and cash holdings.

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

Dividends

        Subject to the discussion under "Passive Foreign Investment Company Rules" below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a reduced rate provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. However, as discussed above, we believe that we were classified as a PFIC for the taxable year ended December 31, 2013. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and we presently believe our ADSs should qualify as being readily tradable. In the event that we are deemed to be a PRC resident enterprise under the CIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty. See "Item 10. Additional Information—E. Taxation—Peoples' Republic of China Taxation." If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In the event that we are deemed to be a PRC resident enterprise under the CIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

        As an alternative to the foregoing rules, a U.S. Holder may be able to make a mark-to-market election, to mitigate the adverse United States federal income tax consequences of holding an equity interest in a PFIC. The mark-to-market election is available only for stock or ADSs that are regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including NYSE, or other market, as defined in applicable United States Treasury regulations. No assurances can be given that our ADSs or ordinary shares will be eligible for the mark-to-market election in any particular year. We believe that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a timely election, the holder will generally (i) include as income as ordinary income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such loss is allowed only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any ordinary income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. A mark-to-market election generally must be made for the first taxable year in which a U.S. Holder holds stock of a PFIC, and is made by filing Internal Revenue Service Form 8621 with such U.S. Holder's original or amended United States federal income tax return on or before the due date (including extensions) of the return. Each U.S. Holder should consult its own tax advisor regarding the procedure for, and advisability of making, a mark-to-market election.

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

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder generally must file an annual Internal Revenue Service Form 8621 (or any other form that may be required by the United States. Treasury in future guidance) with respect to the ADSs or ordinary shares as described in the instructions for Form 8621, subject to certain exceptions based on the value of PFIC stock held. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

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

F.     DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENTS BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        We previously filed with the SEC two registration statements on Form F-1, a registration statement on Form F-6, a registration statement on Form F-3 and a registration statement on Form 8-A, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review the full text of these documents.

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

        We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31.

        Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.     SUBSIDIARY INFORMATION

        For a listing of our principal subsidiaries, see "Item 4. Information on the Company—C. Organizational Structure."

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates. With respect to cash and cash equivalents as of December 31, 2013, a 10% decrease in interest rates would have decreased our interest income by RMB0.1 million for the year then ended.

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

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation of over 20.0% of the RMB against the U.S. dollar over the following three years. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. See "Item 3. Key Information—D. Risk Factors—Fluctuations in the value of the RMB may have a material and adverse effect on your investment." Our cash and cash equivalents included aggregate amounts US$0.6 million as of December 31, 2013. A 1.0% increase in the value of the RMB against the U.S. dollar would decrease the amount of the RMB by RMB0.04 million as of December 31, 2013. We had U.S. dollar payables of US$0.2 million as of December 31, 2013. A 1.0% increase in the value of the RMB against the U.S. dollar would increase the payable amount by RMB0.01 million as of December 31, 2013. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

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

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        Our board of directors adopted a shareholders rights plan on November 17, 2010 and amended it on June 6, 2012 and November 15, 2013. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on November 29, 2010. Subject to limited exceptions, these rights will be exercisable if a person or group becomes an "acquiring person" by acquiring beneficial ownership of 15% or more of our company's ordinary shares or commencing a tender or exchange offer which, if consummated, could result in a person owning 15% or more of our company's ordinary shares. In addition, if a person or group acquires beneficial ownership of 15% or more of the Company's ordinary shares, each right will generally entitle the holder, other than the acquiring person or group, to acquire ordinary shares of our company (or, in certain circumstances, other securities) having a market value equal to twice the right's then current exercise price.

Item 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report). Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

        As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company's management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company's management concluded that our internal control over financial reporting was effective as of December 31, 2013.

  Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. Conor Chiahung Yang qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

        Our board of directors has determined that Mr. Conor Chiahung Yang is independent as such term is defined under Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

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

	For the year ended December 31,
	2012	2013	2013
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	4,800	4,400	727

Total	4,800	4,400	727

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

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.    FINANCIAL STATEMENTS

        Not applicable.

Item 18.    FINANCIAL STATEMENTS

        Our consolidated financial statements are included at the end of this annual report.

Item 19.    EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on June 1, 2012).

2.1	Registrant's Specimen American Depositary Receipt (included in Exhibit 2.4) (incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (file no. 333-164239) filed with the SEC on April 5, 2012, as amended).
2.2	Registrant's Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).

2.4	Form of Amendment to Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (file no. 333-164239) filed with the SEC on April 5, 2012, as amended).

2.5	Registration Rights Agreement, dated as of December 30, 2009, granting registration rights to certain shareholders of the Registrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).

2.6	Rights Agreement, dated as of November 17, 2010, between IFM Investments Limited and American Stock Transfer & Trust Company, L.L.C. (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on November 17, 2010).

2.7	First Amendment dated as of June 6, 2012, to the Rights Agreement dated as of November 17, 2010, between IFM Investments Limited and American Stock Transfer & Trust Company, L.L.C. (incorporated by reference to Exhibit 2.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on June 11, 2012).

2.8	Second Amendment dated as of November 15, 2013, to the Rights Agreement dated as of November 17, 2010, between IFM Investments Limited and American Stock Transfer & Trust Company, L.L.C. (incorporated by reference to Exhibit 2.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on November 15, 2013).

4.1	Amended and Restated 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).

4.2	Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).

Exhibit Number		Description of Documents
4.3		Form of Employment Agreement with Donald Zhang, Harry Lu and Weiping Zhang (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).

4.4		English translation of Form of Labor Contract with Sheng Kang, Steve Mao Ye and Lei Wang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).

4.5		English translation of Labor Contract with Hau Piu Ip (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
4.6		Restated CENTURY 21 International Sub-franchise Agreement for the People's Republic of China, dated as of March 22, 2000 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).

4.7		Restructuring Deed, dated as of April 27, 2012, between IFM Overseas Partners L.P., the Registrant, Donald Zhang, Harry Lu and GL Asia Mauritius II Cayman Ltd. (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on June 11, 2012).

4.8		Supplemental Deed to the Restructuring Deed, dated as of June 6, 2012, between IFM Overseas Partners L.P., the Registrant, Donald Zhang, Harry Lu and GL Asia Mauritius II Cayman Ltd. (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on June 11, 2012).

8.1	*	Subsidiaries of the Registrant.

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Commerce & Finance Law Offices

15.2	*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS	***	XBRL Instance Document

101.SCH	***	XBRL Taxonomy Extension Schema Document

101.CAL	***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	***	XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number		Description of Documents
101.PRE	***	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed herewith

**
Furnished herewith

***
XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IFM INVESTMENTS LIMITED
By:	/s/ DONALD ZHANG
	Name:	Donald Zhang
	Title:	Chairman and Chief Executive Officer

Date: April 25, 2014

IFM INVESTMENTS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public
Accounting Firm

To the Board of Directors and Shareholders of IFM Investments Limited:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of IFM Investments Limited and its subsidiaries (collectively, the "Company" ) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People's Republic of China
April 25, 2014

IFM INVESTMENTS LIMITED

Consolidated Balance Sheets as of December 31, 2012 and 2013

(in thousands, except par value)

	December 31,
	2012 RMB	2013 RMB	2013 US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	191,048	145,610	24,053
Restricted cash	18,036	13,235	2,186
Accounts receivable, net	176,287	168,872	27,896
Loans receivable, net	35,229	121,133	20,010
Amounts due from related parties	110	142	23
Prepaid expenses and other current assets	41,265	44,479	7,347
Deferred tax assets	4,880	9,630	1,591

Total current assets	466,855	503,101	83,106

Non-current assets:
Equity investments	13,141	15,215	2,513
Property and equipment, net	40,832	33,434	5,523
Intangible assets, net	90,253	84,747	13,999
Goodwill	103,943	83,559	13,803
Other non-current assets	19,644	18,207	3,008

Total assets	734,668	738,263	121,952

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB41,243 and RMB155,521 (US$25,690) as of December 31, 2012 and 2013, respectively. Note 24):
Accounts payable	14,168	10,491	1,733
Accrued expenses and other current liabilities	217,694	328,034	54,186
Amounts due to related parties	272	282	47
Deferred revenue	8,539	19,909	3,289
Contingent consideration payable	—	5,623	929

Total current liabilities	240,673	364,339	60,184

Long-term deposits payable	10,541	10,582	1,748
Contingent consideration payable	33,774	—	—
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB1,667 and RMB1,399 (US$231) as of December 31, 2012 and 2013, respectively. Note 24)	16,652	15,781	2,607

Total liabilities	301,640	390,702	64,539

Redeemable non-controlling interest	69,430	67,161	11,094
Commitments and contingencies (Note 22)
Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized, 667,672 and 668,759 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	4,939	4,946	817
Additional paid-in capital	1,035,651	1,036,120	171,155
Statutory reserves	5,595	5,595	924
Accumulated deficit	(691,891)	(774,911)	(128,006)

Total IFM Investments Limited shareholders' equity	354,294	271,750	44,890

Non-controlling interests	9,304	8,650	1,429

Total shareholders' equity	363,598	280,400	46,319

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	734,668	738,263	121,952

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2013 US$
				(Note 2(c))
Net revenue	604,559	748,133	877,451	144,945
Costs and expenses:
Commissions and other agent-related costs	(428,920)	(455,282)	(562,436)	(92,908)
Operating costs	(296,652)	(175,330)	(184,393)	(30,460)
Selling, general and administrative expenses	(218,110)	(177,475)	(234,065)	(38,665)
Goodwill impairment losses	(30,614)	(10,755)	(20,384)	(3,367)
Net change in fair value (Note 2(q) and Note 20)	25,716	11,989	22,069	3,646

Total costs and expenses	(948,580)	(806,853)	(979,209)	(161,754)

Loss from operations	(344,021)	(58,720)	(101,758)	(16,809)
Interest income	5,845	2,324	4,162	688
Other income	2,086	6,497	7,360	1,216
Foreign currency exchange loss	(5,713)	(19)	(113)	(19)

Loss before income tax and share of associates' income (loss	(341,803)	(49,918)	(90,349)	(14,924)
Income tax	(1,103)	(2,713)	2,332	385
Share of associates' income	2,496	2,547	2,074	343

Net Loss	(340,410)	(50,084)	(85,943)	(14,196)
Net loss (income) attributable to non-controlling interest	3,895	(3,427)	2,923	483

Net loss attributable to IFM Investments Limited	(336,515)	(53,511)	(83,020)	(13,713)

Net loss attributable to ordinary shareholders	(336,515)	(53,511)	(83,020)	(13,713)

Net loss per share, basic	(0.50)	(0.08)	(0.12)	(0.02)
Net loss per share, diluted	(0.50)	(0.08)	(0.12)	(0.02)
Net loss per ADS, basic	(22.66)	(3.61)	(5.59)	(0.92)
Net loss per ADS, diluted	(22.66)	(3.61)	(5.59)	(0.92)
Number of shares used in calculating net loss per share, basic	668,291	667,672	668,198	668,198
Number of shares used in calculating net loss per share, diluted	668,291	667,672	668,198	668,198
Number of ADSs used in calculating net loss per ADS, basic	14,851	14,837	14,849	14,849
Number of ADSs used in calculating net loss per ADS, diluted	14,851	14,837	14,849	14,849

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Shareholders' (Deficit) Equity
for the years ended December 31, 2011, 2012 and 2013

(in thousands)

	IFM Investments Limited Shareholders' (Deficit) Equity
	Ordinary Shares		Treasury stock
					Additional Paid-in Capital RMB			Non- controlling Interests RMB	Total Shareholders' (Deficit) Equity RMB
	Shares	Amount RMB	Shares	Amount RMB		Statutory Reserves RMB	Accumulated Deficit RMB
Balance as of January 1, 2011	689,296	5,083	(14,477)	(25,824)	1,072,079	5,595	(301,865)	(1,371)	753,697

Net loss	—	—	—	—	—	—	(336,515)	(2,891)	(339,406)
Issuance of ordinary shares upon exercise of share options	855	5	—	—	578	—	—	—	583
Share-based compensation	—	—	—	—	3,234	—	—	—	3,234
Establishment of subsidiaries	—	—	—	—	—	—	—	13,386	13,386
Share repurchases	—	—	(8,002)	(16,324)	—	—	—	—	(16,324)
Cancellation of Treasury stock	(22,479)	(149)	22,479	42,148	(41,999)	—	—	—	—

Balance as of December 31, 2011	667,672	4,939	—	—	1,033,892	5,595	(638,380)	9,124	415,170

Net loss	—	—	—	—	—	—	(53,511)	180	(53,331)
Share-based compensation	—	—	—	—	1,759	—	—	—	1,759

Balance as of December 31, 2012	667,672	4,939	—	—	1,035,651	5,595	(691,891)	9,304	363,598

Net loss	—	—	—	—	—	—	(83,020)	(654)	(83,674)
Issuance of ordinary shares upon exercise of share options	1,087	7	—	—	178	—	—	—	185
Share-based compensation (Note 20)	—	—	—	—	291	—	—	—	291

Balance as of December 31, 2013	668,759	4,946	—	—	1,036,120	5,595	(774,911)	8,650	280,400

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013

(in thousands)

	Years Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$ (Note 2(c))
Cash flows from operating activities:
Net Loss	(340,410)	(50,084)	(85,943)	(14,196)
Adjustments to reconcile net loss to net cash used in operating activities:
Goodwill impairment	30,614	10,755	20,384	3,367
Net change in fair value	(25,716)	(11,989)	(22,069)	(3,646)
Depreciation and amortization	34,629	28,246	23,498	3,882
Allowance for doubtful accounts	14,343	12,129	14,681	2,425
Effects of foreign currency exchange loss	5,713	19	113	19
Share-based compensation	3,234	3,465	242	40
Deferred tax assets and liabilities	(395)	(5,771)	(5,621)	(929)
Share of associates' income	(2,496)	(2,547)	(2,074)	(343)
Loss on disposal of equipment and leasehold improvement	16,098	5,598	5,056	835
Changes in operating assets and liabilities:
Accounts receivable	(60,834)	(91,326)	(7,266)	(1,200)
Amount due from related parties	1,639	(39)	(32)	(5)
Interests receivable	341	(225)	521	86
Receipt of loan principals	—	—	99,605	16,454
Issuance/repurchase of loan	—	—	(107,625)	(17,778)
Prepaid expenses and other current assets	13,727	(3,896)	(3,214)	(531)
Other non-current assets	6,284	3,297	1,437	237
Accounts payable	1,433	4,478	(1,774)	(293)
Amount due to related parties	5	6	10	2
Accrued expenses and other current liabilities	(10,780)	67,023	24,104	3,981
Deferred revenue	(1,259)	766	11,370	1,878
Long-term deposits payable	(1,136)	(1,639)	41	7

Net cash used in operating activities	(314,966)	(31,734)	(34,556)	(5,708)

Cash flows from investing activities:
Decrease in Restricted cash	949	447	904	149
Placement/rollover of matured time deposits	(139,415)	—	—	—
Proceeds from maturity of time deposit	259,415	—	—	—
Purchases of equipment and leasehold improvement	(37,768)	(8,119)	(17,553)	(2,900)
Loan issuance	(72,070)	(98,053)	(120,420)	(19,892)
Receipt of loan principals	46,950	100,560	115,998	19,162
Business combinations, net of cash acquired	(26,587)	—	(5,979)	(988)
Purchase of equity investment	(1,900)	—	—	—

Net cash (used in) provided by investing activities	29,574	(5,165)	(27,050)	(4,469)

Cash flows from financing activities:
Share repurchases	(15,332)	—	—	—
Restricted cash—customers deposits	19,216	(7,486)	3,897	644
Payment of initial public offering costs	(1,315)	—	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	583	—	185	31
Capital contributions from non-controlling interests	2,550	—	—	—
Transfer of loans	—	—	74,370	12,285
Repurchase of loans	—	—	(62,143)	(10,266)

Net cash (used in) provided by financing activities	5,702	(7,486)	16,309	2,694

Effects of foreign exchange rate changes on cash and cash equivalents	(5,507)	(17)	(141)	(23)
Net decrease in cash and cash equivalents	(285,197)	(44,402)	(45,438)	(7,506)
Cash and cash equivalents at the beginning of the year	520,647	235,450	191,048	31,559

Cash and cash equivalents at the end of the year	235,450	191,048	145,610	24,053

Supplemental schedule of non-cash activities
Conversion of convertible redeemable preferred shares into ordinary shares	—	—	—	—
Consideration payable for business combination	44,227	33,774	5,623	929
Supplemental disclosure of cash flow information
Income tax paid	2,496	594	378	62
Interest paid	—	—	—	—

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

        On January 28, 2010, the Company offered 12,487,500 (equivalent to 4,162,500 after the ratio change as described in Note 1(a) under item 18) American Depositary Shares ("ADS"), representing 187,312,500 ordinary shares at US$ 7.00 each to public (equivalent of US$21.00 each to after ratio change as described in Note 1(a) under item 18), raising gross proceeds of RMB 557.5 million. The Company's ADS are quoted on New York Stock Exchange ("NYSE").

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  (iii)
  Mortgage Management Services—includes comprehensive advisory services in connection with the selection and procurement of home mortgage and home equity products offered by commercial banks, and loan services in connection with the provision of entrusted and mortgage credit loans through commercial bank and our mortgage credit company. For advisory services, our experienced mortgage consultants promote and introduce various mortgage products, and advise home buyers or home owners in the selection of the appropriate mortgage product based on each mortgagor's individual needs. For loan services, we recognized interest and service fee related to the provision of entrusted and mortgage credit loans through a series of arrangements. As of December 31, 2013, the Company provided entrusted and mortgage credit loan with average loan-to-value ratio of approximately 50%.

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

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

c)
Major subsidiaries, variable interest entities ("VIE") and equity investments

        As of December 31, 2013, the Company's major subsidiaries, VIEs and equity investments are listed below.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
15	Beijing Xinrui Shijiao Business Managements Consultant Co., Ltd. ("COM")	Jan 4, 2010	PRC	85%	Subsidiary	Commercial properties market advisory service
16	Shenzhen Kaian Investments Guarantee Co., Ltd ("Kaian")	Mar 10, 2010	PRC	100%	Subsidiary	Real estate mortgage brokerage service
17	Tianjin Shiji TianRe Investment Management Company Ltd. ("TianRe Co., Ltd.")	Jul 21, 2010	PRC	75%	Subsidiary	Fund management
18	Beijing Kudiantongfang Technology Co., Ltd. ("Kudian")	Apr 6,2011	PRC	100%	Subsidiary	Software development and licensing
19	GuangZhou Anshijie Real Estate Brokerage Co., Ltd. ("GZASJ")	Jun 10,2011	PRC	100%	Subsidiary	Real estate brokerage service
20	Sichuan Ruichangyuan Investment management Co., Ltd. ("CD Ruichuangyuan")	Jun 20,2011	PRC	100%	Subsidiary	Investment and management consulting
21	Beijing SG Xinrui Real Estate Brokerage Co., Ltd.	Aug 4,2011	PRC	55%	Subsidiary	Primary real estate agency service
22	City Integrated Residential Services (China) Limited ("CIR")*	Oct 25, 2000	HK	100%	Subsidiary	Investment holding
23	CIR Real Estate Consultant (Shenzhen) Co., Ltd. ("Shenzhen CIR")*	Sep 15, 2005	PRC	100%	Subsidiary	Real estate brokerage service
24	Shanghai Yaye Real Estate Brokerage Co., Ltd. ("IFM SH")*	Sep 29, 2002	PRC	100%	Subsidiary	Real estate franchising
25	Chengdu Yize Real Estate Brokerage Co., Ltd. ("IFM CD")*	Sept 4,2003	PRC	100%	Subsidiary	Real estate franchising
26	Chengdu Yichuan Real Estate Brokerage Co., Ltd. ("Chengdu Yichuan")*	Jun 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service
27	Sichuan Yidao Real Estate Brokerage Co., Ltd.("MMC CD")*	Mar 4, 2004	PRC	100%	Subsidiary	Real estate mortgage brokerage service
28	SG International Investments Limited ("Shanggu")*	Jan 25,2011	Cayman Islands	55%	Subsidiary	Investment holding
29	SG Strategic Investments (Hong Kong) Limited ("SG HK")*	Feb 23,2011	HK	55%	Subsidiary	Investment holding
30	Beijing SG New Century Consulting Service Company*	May 19,2011	PRC	55%	Subsidiary	Primary real estate agency service

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
31	Shenzhen Quancheng Management Services Co.Ltd	Oct 30,2012	PRC	100%	Subsidiary	Real estate brokerage service
32	Sichuan Ruichuan Real Estate Brokerage Co., Ltd. ("Sichuan Ruichuan")*	Nov 23,2011	PRC	100%	Subsidiary	Real estate brokerage service
33	Shanghai Xinjie Real Estate Agency Ltd.	Jan 6,2013	PRC	100%	Subsidiary	Real estate brokerage service
34	Beijing Anxin Chuangfu Property management Co. Ltd.	Sep 28,2013	PRC	100%	Subsidiary	Real estate brokerage service
VIEs and VIEs' Subsidiaries
1	Beijing Huaxing Tianye Investment Management Co., Ltd ("Huaxing")	Sept 6, 2010	PRC	100%	VIE	Investment management
2	Beijing Kaisheng Chuangfu Investment Co., Ltd ("Chuangfu")	Sept 6, 2010	PRC	100%	VIE	Investment management
3	Beijing Longhe Weiye Real Estate Brokerage Co., Ltd. ("Anxin Inv")	Nov 24,2010	PRC	100%	VIE	Real estate brokerage service
4	Beijing Hui Jin Mortgage Limited Company ("Hui Jin")	Sep 10,2009	PRC	100%	Subsidiary	Real estate mortgage brokerage service
Equity Investments
1	Shaanxi Lide Industry Investments Co., Ltd. ("Xian")	Dec 12, 2006	PRC	10%	Investment under the equity method	Real estate franchising
2	Tianjin Shiji TianRe Equity Investment Fund Management Limited Partnership ("Fund Management Partnership")	July 21, 2010	PRC	75%	Investment under the equity method	Fund management
3	Tianjin Shiji TianRe Equity Fund Limited Partnership ("TianRe Fund I")	Aug 19, 2010	PRC	4.14%	Investment under the equity method	Fund investment

*—The subsidiaries marked with * were acquired by the Group through business combination.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

d)
Liquidity

        The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred a net loss of approximately RMB340.4 million for the year ended December 31, 2011, net loss of approximately RMB50.1 million for the year ended December 31, 2012, and net loss of approximately RMB85.9 million for the year ended December 31, 2013.The net cash used in operating activities was approximately RMB315.0 million for the year ended December 31, 2011, the net cash used in operating activities was approximately RMB31.7 million for the year ended December 31, 2012, and the net cash used in operating activities was approximately RMB34.6 million for the year ended December 31,2013. Accumulated deficit was RMB691.9 million and RMB774.9 million as of December 31, 2012 and 2013, respectively. The Group assesses its liquidity by considering its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Historically, the Group has relied principally on both operational sources of cash, as well as non-operational sources of financing, from related parties and outside investors, to fund its operations and capital expansion needs. Furthermore, the Company received gross proceeds of RMB557.5 million from its initial public offering on the New York Stock Exchange on January 28, 2010. Since then, the Group has utilized a significant amount of cash on hand and the proceeds from initial public offering to open more sales offices in Beijing, Shanghai, Shenzhen and Chengdu as the Group expanded its network of company-owned brokerage services throughout the first quarter of 2011, and to expand its mortgage management services and primary and commercial services throughout 2012 and 2013. The Group has reduced the number of sales offices from 386 as of December 31, 2011 to 321 as of December 31, 2012, and continues to reduce the number of sales office to 260 as of December 31, 2013. As a result, the Group expects to incur less fixed costs for company-owned brokerage services with less sales offices and less sales staff. The Group's consolidated financial statements have been prepared on a going concern basis.

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

c)
Convenience translation

        Translations of balances in the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows from RMB into United States dollars ("US$") as of and for the year ended December 31, 2013 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.0537, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2013, or at any other rate.

d)
Cash and cash equivalents and cash in bank-time deposits

        Cash and cash equivalents consist of cash on hand, time deposit and structured deposits which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

        Cash in bank-time deposits consist of time deposits with banks with maturities of more than three months and less than one year.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)
Restricted cash

        The restricted cash relates to (i) initial sales deposits received from the property buyers on behalf of the property sellers during the purchase process, which are deposited into designated bank accounts, and (ii) cash proceeds related to National Advertising Fund (as defined in Note 2(k)) for marketing purposes on behalf of its franchisees. The total amount of restricted cash was approximately RMB18.0 million and RMB13.2 million as of December 31, 2012 and 2013, respectively.

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

h)
Intangible assets

        Intangible assets as of December 31, 2012 and 2013 consisted of:

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

        The useful lifes of intangible assets are summarized as below:

Century 21 franchise rights from Realogy	25 years
Reacquired Century 21 franchise rights	Remaining contractual life at acquisition date
Customer relationship	7/10 years
Real estate listing database	10 years
Trademark	10 years
Sub-franchisee Base	2.9 years
Brand name	Indefinite-live
Mortgage credit license	18.7 years
i)
Goodwill and indefinite-lived intangible assets

        Goodwill represents the excess of costs over fair value of assets of businesses acquired. Any shortfall represents the amount of goodwill impairment. Commencing in September 2011, the Company adopted the Financial Accounting Standards Board ("FASB") revised guidance on "Testing of Goodwill for Impairment." Under this guidance, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Group chooses to apply the quantitative assessment directly. The Group completes a two-step goodwill impairment test annually or more frequently if circumstances indicate impairment may have occurred. The first step compares the fair value of each reporting unit to its carrying amount. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

        The Group reviews the carrying amounts of goodwill and other indefinite-lived intangible assets at November 30 each year to determine if such assets may be impaired. Goodwill impairment losses for the years ended December 31, 2011, 2012 and 2013 were RMB30.6 million, RMB10.8 million and

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RMB 20.4 million respectively. For indefinite-lived intangible assets, there is no impairment losses incurred for all the years presented.

        Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and the goodwill impairment losses.

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

Primary and Commercial Services

        The Group provides marketing and sales agency services to real estate developers. The Group recognizes the commission revenue for residential properties when the relevant purchase contract between property developers and property buyers becomes unconditional or irrevocable, and the services as stipulated in the agency contracts have been rendered by the Group. The Group may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as total volume over a pre-determined period. These additional agency service revenues are recognized when the Group has accomplished the required targets.

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

Mortgage Management Services

        The Group provides mortgage management services, many of which are provided in connection with the company-owned brokerage services business. The mortgage management services income related to home mortgage loans and home equity loans is recognized when the mortgage loan funds are disbursed by banks to the customers. Commencing from the third quarter of 2010, the Group began to offer entrusted and mortgage credit loans to consumers. Income for the entrusted and mortgage credit loans is recognized in the income statement over the lives of the loans, based on effective interest rates. The Group reviews the carrying amounts of entrusted and mortgage credit loans at each quarter end or more frequently if circumstances indicate impairment may have occurred. The Group did not incur any impairment losses on the entrusted and mortgage credit loans for the years ended December 31, 2011, 2012 and 2013.

        Since 2013 the Group's entrusted and mortgage credit loan services have been improved by performing property refinancing activities, through which certain individuals offer loans to consumers after receiving financing from the Group and then transfer such loans, entirely or partially to third party investors. The Group act as guarantors for such loans and remain responsible for the repayment of loans by the consumers. The interest to investors to whom the loans are transferred is recognized as an operating cost over the lives of the loans, based on the effective interest rates.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Franchise Services

        The Group recognizes franchise fee revenue as earned. Franchise revenue includes initial franchise fees, which are generally non-refundable and recognized by the Group as revenue when all services or conditions relating to the initial franchise fee have been performed and the Group has fulfilled all its commitments and obligations (generally when a franchisee commences its operations under the CENTURY 21® brand). Franchise revenue also consists of recurring franchise fees received from the Group's franchisees. The recurring franchise fees received are primarily based on the higher of a percentage of the franchisees' monthly gross income or a fixed minimum monthly amount. The recurring franchise fees are accrued as the underlying franchisee revenue is earned. For the years ended December 31, 2011, 2012 and 2013, the Group's initial franchise fees were RMB10.3 million, RMB5.4 million and RMB2.5 million, respectively. As of December 31, 2013, we had 675 franchised sales offices and 250 company-owned sales offices in operation, compared to 603 franchised sales offices and 317 company-owned sales offices in operation at the end of year 2012.

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

l)
Loans receivable and allowance for loans receivable

        Entrusted and mortgage credit loans provided to customers are reported at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loans transferred to investors are reported as loans payable at the outstanding principal net of any interest costs prepaid. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Based on management's initial intent and ability with regard to those loans, all the loans are held-for-investment and are classified as Loans receivables, net of unearned income on the Consolidated Balance Sheets, and the related cash flows are included within the cash flows from investing activities category in the Consolidated Statement of Cash Flows on the lines Loan issuance and Receipt of loan principals. Cash flows from the transfer of the loans and the redemption of the loan principals are included within the cash flows from financing activities category in the Consolidated Statement of Cash Flows on the lines Transfer of loan receivable and Repurchase of loan.

        Since 2013 the Group's entrusted and mortgage credit loan services have been improved by property refinancing activities, through which certain individuals offer loans to consumers after receiving financing from the Group and then transfer such loans, entirely or partially to third party investors. The Group act as guarantors for such loans and remain responsible for the repayment of loans by the consumers. The Group treats the property refinancing activities as one continuing operating business of mortgage management services. Therefore, the cash flows related to these activities were included within the cash flows from operating activities category in the Consolidated

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows on the lines Receipt of loan principals and Issuance/repurchase of loan. The cash flows associated with the property refinancing activities are presented as below:

For the year ended December 31, 2013
Cash flow from operating activities
Loan issuance through property refinancing activities	(85,135)
Receipt of loan principals through property refinancing activities	20,705
Transfer of loans through property refinancing activities	78,900
Repurchase of loans through property refinancing activities	(22,490)
Interests received from borrowers	11,912
Interests paid to investors	(3,109)
Cash flow from investing activities
Loan issuance through original property refinancing activities	(56,100)
Receipt of loan principals through original property refinancing activities	49,099
Cash flow from financing activities
Transfer of loans through original property refinancing activities	74,370
Repurchase of loans through original property refinancing activities	(62,143)

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

        We did not recognize any impairment of loans receivable for the years ended December 31, 2011, 2012 and 2013 as we have collected back all loans with no default so far.

m)
Deferred revenue

        Deferred revenue generally consists of advances of brokerage commissions from customers for company-owned brokerage services and advances received from customers for mortgage management services fees paid, and they are recognized and transferred to revenue when the mortgage loan funds are disbursed by banks to the customers.

n)
Advertising expenses

        Advertising costs are expensed as incurred. Advertising-related expenses, including promotional expenses and production costs of marketing materials, amounted to RMB51.9 million, RMB25.2 million and RMB45.9 million during the years ended December 31, 2011, 2012 and 2013, respectively.

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

        On November 16, 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued the Implementation Measures on the Pilot Progress of Replacing the Business Tax with a Value-Added Tax in Transport and some Modern Service Industries. On July 31, 2012, the PRC Ministry of Finance and the State Administration of Taxation jointly issued the Notice on expanding the Pilot Progress of Replacing the Business Tax with a Value-Added Tax to Beijing and other 8 provinces and cities. According to the VAT pilot progress rules, The VAT pilot rules change the charge of sales tax from business tax to VAT for certain service industries, including consulting service and advertising industries, in Shanghai, Beijing and Shenzhen. Some of our subsidiaries located in Beijing, fall within the pilot arrangements and are recognized as VAT general taxpayers at the rate of 6% and stop paying business tax from September 1, 2012 onward.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2012 and 2013.

		Fair value measurement at reporting date using
Items	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	106,000,000	—	106,000,000	—
Contingent consideration payable	33,773,915	—	—	33,773,915

Total	139,773,915	—	106,000,000	33,773,915

		Fair value measurement at reporting date using
Items	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	78,508,682	—	78,508,682	—
Contingent consideration payable	5,622,887	—	—	5,622,887

Total	84,131,569	—	78,508,682	5,622,887

Cash Equivalents

        The Company's cash equivalents mainly consist of time deposits and structured deposits placed with banks which are unrestricted as to withdraw or use and which have maturities of three months or less. The fair values of time deposits and structured deposits are determined based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Company classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. This is because there generally are no quoted prices in active markets for identical time deposits at the reporting date. Hence, in order to determine the fair value, the Company must use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contingent consideration payable

        The following summarizes the Group's contingent consideration payable as of December 31, 2013 (in RMB thousands).

Balance as of December 31, 2012	33,774
Settlements	(5,979)
Total gains or losses for the period	(22,172)

Balance as of December 31, 2013	5,623

        Contingent consideration payable arose from the acquisition of SG International Investments Limited ("Shanggu") (note 2(u) and 9) and was valued based on estimated outcomes of the contingency and their probabilities. The Group classifies the valuation techniques that use these inputs as Level 3.

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

  •
  The estimated probability of achieving the pre-determined profit performance target in the earn-out period; and

  •
  Discount rate which reflected the uncertainty associated with payments of contingent consideration;

        The fair value of contingent consideration was determined to be RMB 11.6 million based on the actual profit performance of Shanggu for the two years ended June 30, 2013. Thereafter, the fair value of contingent consideration was subject to adjustment according to the collectability of account receivables of Shanggu. The installment paid for the contingent consideration was RMB 6.0 million for the year ended December 31, 2013.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following summarizes the net change in fair value recorded for the years ended December 31, 2012 and 2013:

	Years ended December 31,
	2012	2013
Net change in fair value in contingent consideration	10,453	22,172
Net change in fair value in post-employees' options	1,536	(103)

Total net change in fair value	11,989	22,069

        Determination of the fair value of contingent consideration payable requires significant management judgment, including the judgment in estimating future cash flows and receivable collectability, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the contingent consideration payable.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

        The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2013:

		Fair value measurement at reporting date using
Items	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Goodwill	83,558,503	—	—	83,558,503

Total	83,558,503	—	—	83,558,503

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired as a result of the Company's acquisition of interests in its subsidiaries. In 2013, the goodwill impairment loss was RMB20.4 million (US$3.4 million). See Note 10—Goodwill.

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

        The Group reviews such for impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investments. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. The three equity method investments as of December 31, 2011, 2012 and 2013 were Xian, Fund Management Partnership and TianRe Fund I (see Note 7). No impairment losses were recorded for the year ended December 31, 2011, 2012 and 2013.

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

        As of December 31, 2013, non-controlling interests are comprised of 15% of the net assets of BVMC held by Mr. Cai Yuxiang, 30% of the net assets of PRI held by Ms. Fang Na, 25% of the net assets of TianRe Co., Ltd. held by Everising and 45% of the net assets of Shanggu held by Mr. Wu Jiang, of which 35% is redeemable.

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

Uncertain Tax Positions

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2011, 2012 and 2013. As of December 31, 2013, the Group did not have any significant unrecognized uncertain tax positions.

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

        For the year ended December 31, 2010, appropriations of RMB4,422,426 to the general reserve funds and statutory surplus funds ("statutory reserve funds") were made. No statutory reserve fund appropriations were made for the year ended December 31, 2012 and 2013, as the surplus fund has reached 50% of the registered capital of the respective companies which had an accumulated after tax profits. No other reserve funds were made for all the years presented.

y)
Operating lease

        Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are expensed on a straight-line basis over the terms of the underlying lease.

z)
Net income (loss) per share and per ADS

        Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights to the extent that each class may share income for the period, whereas net loss is allocated to ordinary shares because other participating securities are not contractually obligated to share the loss of the Group. The Group's convertible redeemable preferred shares are participating securities. These preferred shares were converted on February 2, 2010 and were no longer outstanding as of December 31, 2012 and 2013. Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible redeemable preferred shares (using the if-converted method). Ordinary shares equivalents are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive. Basic and diluted net income (loss) per ADS has been computed by multiplying the net income (loss) per share by 45, which is the number of shares represented by each ADS.

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

        For the years ended December 31, 2011, 2012 and 2013, there was no comprehensive income for the Group.

bb)
Recent accounting pronouncements with impact on the financial statements of the Company

        In March of 2013, the FASB issued guidance on "Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carryforward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset(s). The assessment of whether a deferred tax asset is "available" is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

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

        The Group's cash and cash equivalents, cash in bank-time deposits and restricted cash are deposited with several major financial institutions in the PRC. The Group has not experienced significant losses on its deposits of cash and cash equivalent, cash in bank-time deposits, and its restricted cash.

        The Group is exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. The Group manages such risk by evaluating the financial position and creditworthiness of such counterparties. As of December 31, 2012 and 2013, there were no significant concentrations of credit risk with any individual counterparty or group of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to the Group's diverse customer base.

d)
Foreign currency risk

        The RMB is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. Cash and cash equivalents of the Group denominated in US$ included aggregate amounts of US$0.7 million and US$ 0.5 million, as of December 31, 2012 and 2013, respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

4. ACCOUNTS RECEIVABLE

        The following summarizes the Group's accounts receivable as of December 31, 2012 and 2013 (in RMB thousands):

	December 31,
	2012	2013
Accounts receivable	193,620	191,043
Less: Allowance for doubtful accounts	(17,333)	(22,171)

	176,287	168,872

        The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2011, 2012 and 2013 (in RMB thousands):

	Years ended December 31,
	2011	2012	2013
Balance at beginning of the year	(10,367)	(15,536)	(17,333)
Charged to costs and expenses	(14,343)	(12,129)	(14,681)
Write-off of receivable balances and corresponding provisions	9,174	10,332	9,843

Balance at end of the year	(15,536)	(17,333)	(22,171)

        The Group believed that the accounts receivable with aging more than one year net of allowance for doubtful accounts could be collected within one year.

5. LOANS RECEIVABLE

        The Group adopted the accounting guidance on disclosures about the credit quality of loan receivables and the allowance for credit losses which requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes.

        Based upon the analysis of credit losses and risk factors, since the Group offers entrusted and mortgage credit loans to qualified consumers with the terms ranging from two to twelve months, which are secured by mortgage properties, at an average loan-to-value ratio of approximately 50% as of December 31, 2013, these are considered as the portfolio segments—entrusted and mortgage loans. Since 2013 the Group's entrusted and mortgage credit loan services have been improved by property refinancing activities, through which certain individuals offer loans to consumers after receiving financing from the Group and then transfer such loans, entirely or partially to third party investors. The Group act as guarantors for such loans and remain responsible for the repayment of loans by the consumers.

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

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

5. LOANS RECEIVABLE (Continued)

        These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these classes of loans, adjusted for qualitative factors. These qualitative risk factors include:

  •
  Lending policies and procedures, including underwriting standards and collection, charge-off, usage of the loan and recovery practices.

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

        The Group performs regular assessments on any potential losses associated with its entrusted and mortgage credit loans. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. No impairment of loans receivable was recognized for the years ended December 31, 2012 and 2013 as we have collected back all loans with no default so far.

        The following summarizes the Group's loans receivable as of December 31, 2012 and December 31, 2013 (in RMB thousands):

	December 31,
	2012	2013
Entrusted and mortgage credit loans	25,405	22,404
Loans through property refinancing activities	9,824	98,729

Less: Impairment	—	—

Loans receivable	35,229	121,133

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following (in RMB thousands):

	December 31,
	2012	2013
Prepaid rental	20,542	19,368
Staff advances and deposits	7,701	9,398
Prepayments to suppliers	2,615	5,384
Others	10,407	10,329

Total	41,265	44,479

7. EQUITY INVESTMENTS

        The following sets forth the changes in the Group's equity investments:

	Xian	Fund Management Partnership	Total
Balance as of December 31, 2011	194	10,401	10,595
Investments	—	—	—
Share of associates' income (losses)	(39)	2,585	2,546

Balance as of December 31, 2012	155	12,986	13,141

Investments	—	—	—
Share of associates' (losses) income	(3)	2,077	2,074

Balance as of December 31, 2013	152	15,063	15,215

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

        As of December 31, 2012 and 2013, the company owned 75% of the equity interests of TianRe Co., Ltd. and the remaining 25% equity interests were owned by Everising. The Company's wholly-owned subsidiary, IFM BJ Inv is a 75% limited partner in the Fund Management Partnership, with Everising as the other limited partner holding the remaining 25% equity interest.

        Fund Management Partnership does not have to be consolidated by the Company under either the VIE model—because Fund Management Partnership does not possess all the characteristics to be a VIE, or the voting interest model—because the limited partners have substantive participating rights. The Company uses the equity method to account for its investment in Fund Management Partnership. Since Fund Management Partnership controls TianRe Fund-I as the general partner, thus the Company uses the equity method to account for its investment in TianRe Fund-I.

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net, consisted of the following (in RMB thousands):

	December 31,
	2012	2013
Computers and software	41,250	42,226
Furniture, fixtures and equipment	26,653	21,055
Vehicles	6,124	6,077
Leasehold improvements	45,331	45,061
	119,358	114,419
Less: accumulated depreciation and amortization	(78,526)	(80,985)

Property and equipment, net	40,832	33,434

        For the years ended December 31, 2011, 2012 and 2013, depreciation and amortization expenses for property and equipment amounted to RMB29.9 million, RMB22.7 million and RMB18.0 million, respectively.

        The Group assessed the recoverability of the property and equipment by comparing the carrying value of the property and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. Where the fair value is lower than the carrying value, an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2011, 2012 and 2013.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

9. BUSINESS COMBINATIONS

For Primary and Commercial Services

        On June 14, 2011, the Company completed its acquisition of SG International Investments Limited ("Shanggu") which is a business engaged in primary real estate agency services and will allow the Company to enlarge its market share. The Company initially acquired 55% of the equity interest of Shanggu and will acquire another 35% between 2014 and 2019 at the seller's option which the Company does not control, which is considered a put right (note 2(u)). The exercise price of this put right is calculated using a formula based on the future net profits of Shanggu. Pursuant to the acquisition agreement, the total initial purchase consideration is estimated to be approximately RMB94.9 million which is based on projected future net income between Jun 30, 2012 and June 30, 2013. The Company made an initial acquisition payment of approximately RMB25.0 million in July 2011 with the remaining purchase consideration of the first 55% of equity stake payable between 2012 and 2015. The contingent payment was recognized as a liability on the acquisition date based on its fair value, which was estimated to be approximately RMB69.9 million based on the projected future net income of Shanggu between July 2011 and June 2013. The contingent consideration payable will be marked to its fair value each reporting period through earnings. The Company re-measured the fair value of the contingent consideration and reduced the corresponding liability which resulted in a gain of RMB10.5 million and RMB22.2 million for the year ended December 31, 2012 and 2013 into its consolidated statements of operations.

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

        The amortizable intangible assets have estimated useful lives of 7 years. Goodwill represents unidentifiable intangible assets, which is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill is attributable to the significant synergies expected to arise after the Company's acquisition of Shanggu. The Group has recorded an impairment loss on Shanggu business of RMB 26.2 million, RMB10.8 million and RMB 20.4 million (US$ 3.4 million) for the year ended December 31, 2011, 2012 and 2013.

        The following summarizes the Group's redeemable non-controlling interest as of December 31, 2012 and 2013 (in RMB thousands):

Balance as of December 31, 2011	66,181
Purchases, sales, issuances, and settlements (net)	—
Total gain for the period	3,249

Balance as of December 31, 2012	69,430
Total losses for the period	(2,269)
Balance as of December 31, 2013	67,161

        By December 31, 2011, the Company and the non-controlling interest shareholder, Mr. Wu Jiang, had made an additional capital contribution of RMB2.8 million and RMB2.4 million respectively to Shanggu in accordance with their voting interests at the time.

        Subsequent to the acquisition, as of December 31, 2012 and 2013, Shanggu had generated RMB64.7 million and RMB112.7 million in revenue from its primary agent service business. The net income generated was RMB9.3 million for the year 2012, and the net loss incurred was RMB6.5 million for the year 2013.

        In April 2014, the Company entered into a supplemental acquisition agreement relating to Shanggu with Mr. Wu Jiang, the non-controlling shareholder of Shanggu. Pursuant to the supplemental agreement, (i) the put right of the seller (Note 2 (u)) to enforce the Company to acquire another 35% of the equity of Shanggu between 2014 and 2019 will be waived, (ii) Shanggu will pay dividends every half year according to the audited net profit after retaining operation cash of RMB10 million, and (iii) the Company reserves the right to acquire an additional 5% equity interest in Shanggu. The Group is currently in the process of evaluating the accounting implications of the above transactions.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

10. GOODWILL

        The following summarizes the changes in goodwill allocated to the Group's reportable segments (Note 25) as of December 31, 2012 and 2013 (in RMB thousands):

	Company-Owned Brokerage Services	Franchise Services	Primary and Commercial Services	Total
Balance as of January 1, 2012	3,537	8,696	102,465	114,698
Acquisitions	—	—	—	—
Impairments	—	—	(10,755)	(10,755)
Balance as of December 31, 2012	3,537	8,696	91,710	103,943
Acquisitions	—	—	—	—
Impairments	—	—	(20,384)	(20,384)

Balance as of December 31, 2013	3,537	8,696	71,326	83,559

        Goodwill impairment losses for the year ended December 31, 2013 were RMB20.4 million (US$3.4 million) from SG International Investments Limited (Note 9(b)), as a result of the shortfall in the results of operations of our Shanggu business unit.

        The goodwill impairment loss was determined using the two-step method described in note 2(q) and the fair values of the respective reporting units were determined using the discounted cash flow approach. The discounted cash flows were based on assumptions consistent with the strategic plan used to manage the underlying business. The Company made adjustments to the cash flows and discount rate to reflect the significantly lower fair value of the reporting units implied by the Company's share price after allowing for share price volatility. The valuation, incorporating these adjustments, was based on a nine year cash flow model with a long term growth rate of 3%, a discount rate of 19% and a terminal value based primarily on the discount and growth rates.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

11. INTANGIBLE ASSETS, NET

        The following summarizes the Group's intangible assets as of December 31, 2012 and 2013 (in RMB thousands):

	CENTURY 21® franchise rights	Customer relationships	Real estate listing databases	Trademark	Sub-franchisee base	Brand name	Mortgage credit license	Total
Cost	48,747	14,760	541	403	2,044	45,214	6,666	118,375
Accumulated amortization	(19,468)	(1,605)	(273)	(140)	(704)	—	(358)	(22,548)

Balance as of January 1, 2012	29,279	13,155	268	263	1,340	45,214	6,308	95,827
Additions	—	—	—	—	—	—	—	—
Amortization	(2,348)	(2,070)	(54)	(40)	(704)	—	(358)	(5,574)

Balance as of December 31, 2012	26,931	11,085	214	223	636	45,214	5,950	90,253
Additions	—	—	—	—	—	—	—	—
Amortization	(2,348)	(2,070)	(54)	(40)	(636)	—	(358)	(5,506)

Balance as of December 31, 2013	24,583	9,015	160	183	—	45,214	5,592	84,747

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

        The Group has recorded approximately RMB4.8 million, RMB5.6 million and RMB5.5 million of amortization for intangible assets for the years ended December 31, 2011, 2012 and 2013, respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

11. INTANGIBLE ASSETS, NET (Continued)

        Based on the Group's intangible assets subject to amortization, the annual estimated amortization expense related to the above intangible assets is as follows (in RMB thousands):

2014	4,869
2015	4,869
2016	4,869
2017	4,869
2018	3,813
Thereafter	16,244

Total	39,533

        Management has assessed the intangible assets for the year ended December 31, 2013 for any impairment and no impairment was recognized.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following (in RMB thousands):

	December 31,
	2012	2013
Salaries, commissions and welfare payable	129,855	146,307
Taxes payable	40,877	46,045
Royalty fees payable	1,435	718
Third party deposits	16,491	13,047
Professional fees payable	4,065	6,584
Property refinancing loan payable	—	86,210
Other current liabilities	24,971	29,123

Total	217,694	328,034

        Royalty fees payable relate to the Master Franchise Agreement entered into with Realogy. The royalty fees are determined based on the Group's franchise revenue for the periods.

13. DEFERRED REVENUE

        Cash received in advance on contracts is deferred and recognized when the services are rendered. The deferred revenue is primarily related to advances received from customers relating to brokerage commissions and initial franchise fees received from franchisees. The deferred revenue as of December 31, 2012 and 2013 were RMB8.5 million and RMB19.9 million, respectively.

14. LONG-TERM DEPOSITS PAYABLE

        The Group receives security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2012 and 2013 were RMB10.5 million, and RMB10.6 million respectively.

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

Taxation in Hong Kong

        CIR is subject to income tax rate 16.5% in 2011, 2012 and 2013.

        BVMC is subject to income tax rate of 16.5% in 2011, 2012 and 2013.

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

        As Shanghai Ruifeng and Anshijie are both registered in Shanghai Pu Dong New Area, and Shenzhen CIR is registered in Shenzhen special economic zone, they are subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, the income tax rate is to be increased progressively from 18% to 25% from 2008 to 2012, respectively. Accordingly, they are subject to income tax rate of 24%, 25% and 25% in 2011, 2012 and 2013, respectively.

        In October 2009, Beijing Huachuangxunjie Technology Co., Ltd., or Huachuang, obtained a Software Enterprise Certification which entitled it to exemption from corporate income tax in 2009 and 2010.

        In September 2011, Kudian obtained a Software Enterprise Certification which entitles it to exemption from CIT for the first two years in which it has taxable income and a 50% reduction in CIT for each of the following three years. 2011 is the first year with taxable income. For the years ended December 31, 2011 and 2012, Kudian is exempted for the income tax provision, and for the years ended December 31, 2013, Kudian is 50% reduction for the income tax provision.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

        The provision for income tax is as follows (in RMB thousands):

	Years ended December 31,
	2011	2012	2013
Income tax provision:
Current	1,498	8,484	3,289
Deferred	(395)	(5,771)	(5,621)

Total	1,103	2,713	(2,332)

        The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2012 and 2013 (in RMB thousands):

	December 31,
	2012	2013
Current
Deferred tax assets:
Allowance for doubtful accounts	4,333	5,543
Deferred revenue	838	1,898
Accrued expense and payroll	35,050	39,266
Advertising expense	861	479
Net operating loss carry forwards	—	—

Total deferred tax assets	41,082	47,186
Less: valuation allowance	(36,202)	(37,556)

Net deferred tax assets—current	4,880	9,630

Non-current
Deferred tax assets:
Net operating loss carry forwards	126,341	144,678
Intangible assets and property and equipment	5,599	4,695

Total deferred tax assets	131,940	149,373
Less: valuation allowance	(131,940)	(149,373)

	—	—

Deferred tax liabilities:
Intangible assets and property and equipment	(16,652)	(15,781)

Net deferred tax liabilities—non-current	(16,652)	(15,781)

        The Group made full valuation allowance against net deferred tax assets of other entities except for Shanggu as of December 31, 2013. The Group evaluates a variety of factors in determining the amount of valuation allowance, including the Group's limited operating history, accumulated deficit, existence of taxable temporary differences and expected reversal periods. For Shanggu, the deferred tax assets resulted from commission payable. We have assessed Shanggu has entered sufficient sales framework contracts with real estate developer to guarantee a sufficient taxable income in 2013.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

Considering the positive evidence, and the absence of significant negative evidence, we concluded that the deferred tax assets are more likely than not to be realized in 2014 and the valuation allowance is hence not needed.

        The following table sets forth the movements of the valuation allowance for net deferred tax assets for the years presented (in RMB thousands):

	Years ended December 31,
	2011	2012	2013
Balance at beginning of the year	(62,628)	(152,872)	(168,142)
Write-back/(provision) for the year	(90,244)	(15,270)	(18,787)

Balance at end of the year	(152,872)	(168,142)	(186,929)

        The Group had total net operating losses carried forward as of December 31, 2011, 2012 and 2013 amounting to RMB481.7 million, RMB518.4 million and RMB578.7 million respectively, which will expire between 2014 and 2018.

        The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2011, were to decrease net loss by RMB4.5 million and basic and diluted net loss per share by RMB0.01. The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2012, were to decrease net loss by RMB5.1 million and basic and diluted net loss per share by RMB0.01. The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2013, were to decrease net loss by RMB0.03million and basic and diluted net loss per share by RMB0.00.

        A reconciliation of income tax at the statutory income tax rate to the Group's effective tax rate is as follows:

	Years ended December 31,
	2011	2012	2013
Statutory income tax rates	(25.0)%	(25.0)%	(25.0)%
Effect of preferential tax rate	(1.0)%	0.2%	0.0%
Effect of income tax rate changes	(0.6)%	0.0%	(2.3)%
Changes in valuation allowance	26.6%	31.2%	24.9%
Effect of goodwill impairment loss	2.3%	5.7%	5.8%
Effect of fair value changes	(1.9)%	(6.3)%	(6.2)%
Others	0.0%	(0.1)%	0.2%

Effective tax rate	0.4%	5.7%	(2.6)%

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

15. INCOME TAXES (Continued)

        The Company's subsidiaries, except Shanggu have determined that they have no present plan to declare and pay any dividend on their shares in the foreseeable future. The Group plans to continue to reinvest its subsidiaries' undistributed earnings in their operations in China in the foreseeable future. As of December 31, 2012 and 2013, the Company's subsidiaries were in a position of consolidated cumulative loss.

        According to Shanggu's acquisition agreement in 2011, Shanggu will declare and pay dividends based on the audited profit of Shanggu after retaining operation cash of RMB 10.0 million. As of December 31, 2013, management intended to distribute earnings of Shanggu. Therefore, the undistributed earnings of Shanggu were subject to a 10% withholding tax and a deferred tax liability for associated withholding tax should be recorded as of December 31, 2013. As the undistributed earnings of Shanggu were nil as of December 31, 2013, deferred tax liabilities was nil as of December 31, 2013..

16. OTHER INCOME

        Other income for the year ended December 31, 2013 was RMB7.4 million, mainly representing a tax refund from the local government of the Group's operating entities located in Shanghai.

17. NET INCOME (LOSS) PER SHARE AND PER ADS

        The following table sets forth the computation of basic and diluted net income (loss) per ordinary share and ADS for the years ended December 31, 2011 ,2012 and 2013 (in RMB thousands, except per share and per ADS data):

	2011	2012	2013
Numerator:
Net income (loss) attributable to IFM Investments Limited	(336,515)	(53,511)	(83,020)
Numerator for basic and diluted net income (loss) per share	(336,515)	(53,511)	(83,020)

Denominator:
Weighted-average shares—basic	668,291	667,672	668,198
Potentially dilutive shares:
Preferred shares*	—	—	—
Options*	—	—	—
Weighted averages shares—diluted	668,291	667,672	668,198

Net income (loss) per share—basic	(0.50)	(0.08)	(0.12)

Net income (loss) per share—diluted	(0.50)	(0.08)	(0.12)

Net income (loss) per ADS—basic	(22.66)	(3.61)	(5.59)

Net income (loss) per ADS—diluted	(22.66)	(3.61)	(5.59)

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

17. NET INCOME (LOSS) PER SHARE AND PER ADS (Continued)

        For the years ended December 31, 2011, 2012 and 2013, 40.5 million, 39.1 million and 40.4 million shares of stock options were not included in diluted EPS under the if-converted method, respectively, because to do so would have been anti-dilutive.

18. TREASURY STOCK

        In August 2010, the Group's Board of Directors authorized an ADS repurchase program to repurchase up to US$20 million of the Company's ADSs (each ADS represents 45 ordinary shares). The Company completed the repurchase of 22,478,850 shares of its Class A ordinary shares for approximately US$6.3 million (approximately RMB39.7million) as of December 31, 2011.

        The Company cancelled all shares repurchased as of December 31, 2011.

19. SHAREHOLDER RIGHTS PLAN

        The Company adopted a shareholder rights plan (the "Rights Plan") on November 17, 2010 and amended it on June 6, 2012 and November 15, 2013, which was designed to protect the best interests of the Company and its shareholders. Subject to limited exceptions, these rights will be exercisable if a person or group becomes an "acquiring person" by acquiring beneficial ownership of 15% or more of the Company's ordinary shares or commencing a tender or exchange offer which, if consummated, could result in a person owning 15% or more of the Company's ordinary shares (the "Triggering Event"). In addition, if a person or group acquires beneficial ownership of 15% or more of the Company's ordinary shares, each right will generally entitle the holder, other than the acquiring person or group, to acquire ordinary shares of the Company (or, in certain circumstances, other securities) having a market value equal to twice the right's then current exercise price.

        The Company measures the rights based on their fair values. Considering the occurrence of the Triggering Event is remote, the grant date fair value of the rights is immaterial. There would be no impact on either basic or diluted EPS until the occurrence of the event triggering the ability to exercise the rights.

20. SHARE-BASED COMPENSATION

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

20. SHARE-BASED COMPENSATION (Continued)

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

20. SHARE-BASED COMPENSATION (Continued)

        On September 1, 2012 and October 23, 2012, the Company separately granted 500,000 and 400,000 share options to certain employees. One-third (1/3) of the share options shall vest and become exercisable on each of the first, second and third anniversary dates of the Effective Date of this Option Agreement.

        On November 11, 2013, the Company separately granted 2,577,120 share options to certain employees. One-third (1/3) of the share options shall vest and become exercisable on each of the first, second and third anniversary dates of the Effective Date of this Option Agreement.

        The Board approved that the expiration dates of all outstanding and unexercised stock options granted under respective stock option agreements pursuant to the Company's amended and restated 2006 stock incentive plan are hereby extended to the fifth anniversary as of July 9, 2012. The Board also resolved that the exercise prices of all outstanding and unexercised stock options granted under respective stock option agreements pursuant to the Company's amended and restated 2006 stock incentive plan are hereby amended to US$1.18 per ADS, representing 100% of the 30-trading day volume weighted average price per ADS as of the date hereof, except that the exercise price of the outstanding and unexercised stock options granted to Donald Zhang is hereby amended to US$1.30 per ADS, representing 110% of 30-trading day volume weighted average price per ADS as of July 9, 2012. Accordingly, the incremental fair value of RMB 1,930,000 was recorded in the consolidated statements of operation for the year ended December 31, 2012.

        Valuation Assumptions:    The Company estimated the fair value of share options using the Black-Scholes Option Pricing valuation model. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	Years ended December 31,
	2011	2012	2013
Expected volatility	—	58.8% - 60.3%	103.5%
Risk-free interest rate	—	1.17% - 1.27%	0.86%
Dividend yield	—	0.00%	0.00%
Expected term (in years)	—	3.5	3.5
Weighted average fair value of the underlying shares on the date of option grants (US$)	—	0.03	0.04

        Expected Term:    Due to insufficient historical information, giving consideration to the contractual terms of the share-based awards, the Company adopted the simplified method for estimating the expected term to represent the period that the Company's share-based awards are expected to be outstanding.

        Expected Volatility:    The fair value of share-based payments made through the years ended December 31, 2012 and 2013 was valued using the Black-Scholes Option Pricing valuation method with a volatility factor based on the historical stock prices of comparable companies in 2012 and on the historical prices of ADSs of the Company in 2013.

        Expected Dividend:    The Black-Scholes Option Pricing valuation model calls for a single expected dividend yield as an input. The Company has never declared or paid any cash dividends on its capital

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

20. SHARE-BASED COMPENSATION (Continued)

stock, and the Company does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

        Risk-Free Interest Rate:    The Company bases the risk-free interest rate used in the Black-Scholes Option Pricing valuation method on the implied yield currently available on China Treasury Bonds constant maturities with an approximate equivalent remaining term.

        Estimated Pre-vesting Forfeitures:    When estimating forfeitures, the Company considers both voluntary and company termination behavior.

        The following table summarizes the Group's share options activities for the years ended December 31, 2011, 2012 and 2013:

		Share options Outstanding
	Share options available	Number of Share options	Weighted Average Exercise Price (US$)
Balance as of December 31, 2008	10,576,880	41,900,000	0.12

Share options granted	(3,400,000)	3,400,000	0.32
Share options cancelled/forfeited	1,500,000	(1,500,000)	0.11

Balance as of December 31, 2009	8,676,880	43,800,000	0.13

Share options granted	(5,250,000)	5,250,000	0.27
Share options cancelled/forfeited	2,150,000	(2,150,000)	0.14
Share options exercised	—	(3,599,143)	0.11

Balance as of December 31, 2010	5,576,880	43,300,857	0.15

Share options granted	—	—	—
Share options cancelled/forfeited	1,840,536	(1,840,536)	0.18
Share options exercised	—	(977,582)	0.09

Balance as of December 31, 2011	7,417,416	40,482,739	0.15
Share options granted	(900,000)	900,000	0.03
Share options cancelled/forfeited	2,300,000	(2,300,000)	0.14
Balance as of December 31, 2012	8,817,416	39,082,739	0.02

Share options granted	(2,577,120)	2,577,120	0.04
Share options exercised	—	(1,245,334)	0.02
Balance as of December 31, 2013	6,240,296	40,414,525	0.02

        The weighted-average grant date fair value of options granted for the years ended December 31, 2010, 2012 and 2013 was US$0.13, US$0.01 and US$0.03 per option, respectively and no options were

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

20. SHARE-BASED COMPENSATION (Continued)

granted in year 2011.The following table summarizes the weighted average remaining contractual life and exercise price for the share options outstanding and exercisable as of December 31, 2013:

	Share options Outstanding			Share options Exercisable
Range of Exercise Prices (US$)	Number of options outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price (US$)	Number of options outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price US($)
$0.023	21,337,405	3.52	0.02	21,337,405	3.52	0.02
$0.025	16,000,000	3.52	0.03	16,000,000	3.52	0.03
$0.034	500,000	3.67	0.03	166,667	3.67	0.03
$0.038	2,577,120	4.86	0.04	—	—	—

	40,414,525	3.61	0.02	37,504,072	3.52	0.02

        There were 37,741,073, 37,766,073 and 37,504,072 share options exercisable as of December 31, 2011, 2012 and 2013 respectively. The total fair value of options vested are US$2,302,923, US$302,691 and US$300,296 (approximately RMB14,494,367, RMB1,885,795 and RMB1,817,902 ) as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the intrinsic value of outstanding and exercisable share options were US$601,914 and $594,538, respectively, which is calculated as the difference between the company's closing stock price as of December 31, 2013 and the exercise price of the share option.

        Share-based compensation expense for share-based awards granted with performance conditions is recognized using the graded-vesting method. The Company recognized compensation expense of US$1.4 million (approximately RMB9.5 million) from the IPO date, January 28, 2010, over the remaining vesting period of one year as the performance condition in the options was considered met.Share-based compensation expenses for share-based awards which are based on service conditions are recognized using the straight-line attribution approach.

        On November 21, 2011, the Company agreed with an ex-emplyee ("Mr. Yung") that, subject to compliance of certain non-competition undertakings, his option agreement will remain effective as if he were an employee of the Company, including the terms regarding any option re-pricing or any extension of the exercise period from time to time. The Company accounted for this modification of the options on November 21, 2011 in accordance with the relevant stock compensation guidance. On July 9, 2012, the Group approved additional modification to the employees' outstanding options as of July 9, 2012 by decreasing the exercise prices to the current market value and extending the expiration date to fifth anniversary of the modification date. As a result, Mr. Yung's option was modified concurrently. Mr. Yung's options have been classified as liability and measured at fair value. Accordingly a liability of RMB 1,705,239 was reclassified from additional paid in capital as other current liabilities in the consolidated balance sheet, and a decrease in fair value of RMB1,535,865 has been recorded, the liability is RMB169,374 as of December 31, 2012. In October 2013, Mr. Yung exercised 23% of his options, and the liability was decreased by approximately RMB50,000. The liability is RMB163,604 as of December 31, 2013.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

20. SHARE-BASED COMPENSATION (Continued)

        For the years ended December 31, 2011, 2012 and 2013, the Company recognized share-based compensation of approximately RMB3,234,000, RMB3,465,000 and RMB242,000, respectively. The amount of share based compensation was included in "Selling, general and administrative expenses in the Company's consolidated statements of operations.

        As of December 31, 2013, there was US$66,883(approximately RMB404,890) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 2.79 years.

21. EMPLOYEE BENEFIT PLANS

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

        The total contributions for such employee benefits were approximately RMB56.5 million, RMB45.1million and RMB55.5million for the years ended December 31, 2011, 2012 and 2013, respectively. Amounts accrued and included in salaries, commissions and welfare payable in the accompanying balance sheets were approximately RMB7.9 million, RMB8.0 million and RMB10.4 million as of December 31, 2011, 2012 and 2013, respectively.

22. COMMITMENTS AND CONTINGENCIES

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

b)
Operating lease commitments

        The Group has operating lease agreements principally for its administrative offices and real estate brokerage stores. These leases expire by 2015 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2011 ,2012 and 2013 were RMB180.8 million , RMB114.0 million and RMB125.4 million , respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

22. COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2013 are as follows (in RMB thousands):

For the year ending December 31,
2014	97,926
2015	63,641
2016	30,544
2017	19,805
2018	12,274
2019	2,350

Total	226,540

c)
Minimum Service Fees

        The Group is required to pay annual minimum service fees to Realogy for the licensing of the CENTURY 21® brand to 2025. The minimum service fees is the greater of the minimum of US$100,000 (approximately RMB605,370) or an amount calculated by multiplying US$500 (approximately RMB3,027) by the number of sales offices in the Group's CENTURY 21® franchise network. The minimum service fees for future years are as follows (in RMB thousands):

2014	605
2015	605
2016	605
2017	605
2018	605
Thereafter	3,784

Total	6,809

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

e)
Contingent Consideration payable

        The contingent consideration payable arose from the Company's business acquisition of SG International Investments Limited in the second quarter of 2011 and is measured at fair value. The contingent consideration payable as of December 31, 2013 was RMB5.6 million (US$0.9 million).

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

22. COMMITMENTS AND CONTINGENCIES (Continued)

f)
Long-term Deposits Payable

        The Group receives security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2013 were RMB10.6 million (US$1.8 million).

23. RELATED PARTY TRANSACTIONS

        The table below sets forth the related parties and their relationships with the Group:

Related parties	Relationships with the Group
Xian	Investment under the equity method
Fund Management Partnership	Investment under the equity method
TianRe Fund I	Investment under the equity method
GL Asia Mauritius II Cayman Ltd	Shareholder of the Company

        As of December 31, 2013, the company owned 75% of the equity interests of TianRe Co., Ltd. and the remaining 25% equity interests were owned by Everising. The Company's wholly-owned subsidiary, IFM BJ Inv is a 75% limited partner in the Fund Management Partnership, with Everising as the other limited partner holding the remaining 25% equity interest.

        Refer to Note 7 for the related party transactions of the equity interests in TianRe Co., Ltd. and Fund Management Partnership. As of December 31, 2012 and 2013, the amounts due from/to related parties consisted of the following (in RMB thousands):

	December 31,
	2012	2013
Amounts due from related parties
Fund Management Partnership	109	141
Xian	—	—
Other	1	1

Total amounts due from related parties	110	142

Amounts due to related parties
Fund Management Partnership	22	32
Xian	250	250

Total amounts due to related parties	272	282

Restructuring Deed

        We entered into a restructuring deed with GLA, IFM Overseas Partners L.P. ("IFMOP"), Donald Zhang, Harry Lu and IFM Overseas Limited, the general partner of IFMOP, on April 27, 2012 and a supplemental deed to the restructuring deed on June 6, 2012 (collectively, the "Restructuring Deed"). Pursuant to the Restructuring Deed, (i) the parties of the Restructuring Deed released each other from

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

23. RELATED PARTY TRANSACTIONS (Continued)

all then outstanding claims under certain legal proceedings, including the petition to request an order to wind up our company and other remedies filed by GLA on December 30, 2011, (ii) the then existing secured note between GLA and IFMOP was amended and restated by the New Note, (iii) GLA was granted an option within a period of six months commencing on the earlier of the date of repayment or maturity of the New Note, to require IFMOP and us to buy or procure the purchase of all or any portion of our ordinary shares held by GLA, at a purchase price to be calculated based on the then current weighted average trading price of our ADSs or, if our ADSs or ordinary shares cease to be listed and traded on any stock exchange, the fair market value to be determined by a financial advisor, and (iv) GLA was granted certain other rights, including, among others, information rights and a right of prior approval over certain corporate matters relating to us and our business, including, among others, change in capital structure, disposal and acquisition of material assets, and incurrence of any material indebtedness.

        The only accounting implication of the Deed is the put option granted to GLA, which was recorded as a liability and measured at fair value. The liability was RMB0.4 million and RMB0.5 million (US$ 0.1 million) as of December 31, 2012 and 2013, respectively.

24. VARIABLE INTEREST ENTITIES

        To comply with PRC laws and regulations, the Company conducts certain business in the PRC through its VIEs. On September 6, 2010, the Company established two entities in Beijing, China, Beijing Kaisheng Chuangfu Investment Management Company Ltd. ("Chuangfu"), and Beijing Huaxing Tianye Investment Management Company Ltd.( Huaxing) which are VIEs consolidated by the Company ("VIEs"). On January 25, 2011, the Company, through its VIEs, acquired a company based in Beijing with a license to offer mortgage credit loans with properties as collateral.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

24. VARIABLE INTEREST ENTITIES (Continued)

        The following tables set forth the assets, liabilities, results of operations and cash flows of the consolidated VIEs:

	2012 RMB	2013 RMB	2013 US$
Amounts due from related parties	54,299	98,591	16,286
Other current assets	59,217	132,350	21,863

Total current assets	113,516	230,941	38,149

Intangible assets, net	5,950	5,592	924

Total assets	119,466	236,533	39,073

Accounts payable	5	7	1
Accrued expenses and other current liabilities	1,558	90,985	15,030
Amounts due to related parties	39,680	64,529	10,659

Total current liabilities	41,243	155,521	25,690

Deferred tax liabilities	1,667	1,399	231

Total liabilities	42,910	156,920	25,921

	2011 RMB	2012 RMB	2013 RMB	2013 US$
Net revenue	698	4,293	11,586	1,914
Net income/(loss)	(1,863)	487	927	153

	2011 RMB	2012 RMB	2013 RMB	2013 US$
Net cash provided by (used in) operating activities	44,149	(24,636)	(20,480)	(3,383)
Net cash provided by (used in) investing activities	(12,258)	3,657	(38,901)	(6,426)
Net cash provided by financing activities:	500	38,000	18,450	3,048

Net ( increase ) decrease in cash and cash equivalents	32,391	17,021	(40,931)	(6,761)

        For all these VIE entities, as of December 31, 2013, the total assets of the consolidated VIEs mainly comprising loan receivable, prepaid expenses, other current assets and intangible assets, which was a mortgage credit license, there was no pledge or collateralization of these assets. As of December 31, 2013, the total liabilities of the consolidated VIEs mainly comprising accrued expenses and other current liabilities. There are no VIEs where the Company has a variable interest but is not the primary beneficiary. The balances and transactions of the consolidated VIEs were reflected in the Company's consolidated financial statements with intercompany transactions eliminated.

        The net cash used in operating activities in 2012 and the cash used in operating activities in 2013 were mainly resulted from the transactions with other subsidiaries within the Group and cash flows associated with property refinancing activities.. Cash used in investing activities in 2013 was mainly the result of the net effect of providing and receiving repayment on mortgage credit loans. Cash provided

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

24. VARIABLE INTEREST ENTITIES (Continued)

by financing activities in 2013 was mainly the result of the net cash flow from the property refinancing activities.

        Unrecognized revenue-producing assets held by the VIE primarily include the customer relationships. Recognized revenue-producing assets held by the VIE include mortgage credit license, which was acquired upon the acquisition of the aforementioned company providing mortgage credit loan.

        Under contractual agreements with the Group, those employees of the Group who are shareholders of the VIEs are required to transfer their ownership in these entities to the Group, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Group at any time to repay the loans outstanding. The VIEs conferred an exclusive and irrevocable right to the Company that the Company can purchase all or part of the shares of the acquired company at a price of RMB1.0 at its own discretion under the Chinese law. Those employees of the Group who are shareholders of the VIEs have pledged their shares in the VIEs as collateral for the loans. As of December 31, 2013, the aggregate amount of these loans was RMB80.5 million (US$13.3 million).

        In accordance with the VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs and their subsidiaries without any restrictions. Therefore, the Company considers that there is no asset in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs except for registered capitals and PRC statutory reserves of the VIEs and the VIEs' subsidiaries amounting to RMB 80.5 million (US$12.9 million) and RMB 80.5 million (US$13.3 million) as of December 31, 2012 and 2013, respectively. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs. Accordingly, the creditors of all the liabilities of Company's consolidated VIEs do not have recourse to the Company's general credit. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company will conduct certain business in the PRC through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Agreements between consolidated VIEs and Nominee Shareholders

        Loan agreements between MMC BJ and the respective shareholders of Huaxing and Chuangfu: These loan agreements provide for loans to the shareholders of Huaxing and Chuangfu (hereinafter "shareholders") to acquire the equity interests in Beijing Huijin Co., Ltd. (hereinafter "Huijin") through Huaxing and Chuangfu. The loans are interest free. MMC BJ and any third party(s) designated by it have the right, exercisable on their own will and at any time when it becomes legal to do so under PRC law, to purchase from Huaxing and Chuangfu all or any part of their equity interests in Huijin (hereinafter "Exclusive Purchase Right") and the purchase price will be used to repay the loans. The shareholders cannot repay the loans by other means except acquiring the written consent of MMC BJ in advance. The shareholders guarantee, where MMC BJ or any third party(s) designated by it exercise Exclusive Purchase Right, they will make shareholder decisions to ensure that Huaxing and Chuangfu waive their first refusal on the equity of Huijin. The shareholders also guarantee that all their equity interests in Huaxing and Chuangfu and all equity interests of Huijin held by Huaxing and Chuangfu

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

24. VARIABLE INTEREST ENTITIES (Continued)

will be pledged to MMC BJ as security to the relevant debts and without MMC BJ prior written consent, shareholders shall not (1) sell, transfer, pledge or dispose by any other means their equity or any interests in Huijin; (2) take any actions/negative act which may have major influences on the assets, business or responsibility of Huijin.

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

        Equity pledge agreement among MMC BJ, Huaxing and Chuangfu, and the respective shareholders of Huaxing and Chuangfu(the "Guarantor"): Under this agreement the shareholders pledge to MMC BJ their equity interests in Huaxing and Chuangfu and Huaxing and Chuangfu pledge to MMC BJ their equity interests in Huijin to secure the performance of their obligations under Loan Agreements and Exclusive consulting and service agreement. The Guarantor confirms that they will waive their respective right of first refusal of the pledged equity interests under this agreement when MMC BJ exercising the Pledge and they will not transfer all or any part of the equity interests of Huaxing, Chuangfu and Huijin to any third party, place the existence of any pledge, guarantee or other security interest on such equity interests during the term of pledge, except for the consent adopted by MMC BJ and Guarantor. The Guarantor hereby irrevocably grants MMC BJ an irrevocable and exclusive right to purchase, or designate one or more persons (the "Designee") to purchase the equity interests in Huijin then held by Huaxing and/or Chuangfu in part or in whole at MMC BJ and Designee 's sole and absolute discretion to the extent permitted by Chinese laws and at the price of 1 RMB Yuan. Unless MMC BJ waives Exclusive Purchase Right in writing , such right will exist permanently. The Guarantor further guarantee that without MMC BJ's prior written consent, other than normal business operation, the Guarantor shall not make any shareholders' decisions on disposal of the assets, business income or its beneficial interest of Huaxing, Chuangfu and Huijin; Without MMC BJ's prior written consent, the Guarantor shall not make any shareholders' decisions to permit Huaxing, Chuangfu and Huijin to bear any indebtedness, especially the loan. The Guarantor irrevocably grants MMC BJ exercising the whole shareholders' rights of Huaxing, Chuangfu and Huijin, appoint or impel MMC BJ to appoint the nominees of MMC BJ as the directors, senior manager and financial officer of Huaxing, Chuangfu and Huijin. The term of this agreement will not end until the obligations secured by the pledge are all fully fulfilled.

Risks associated with VIEs

        It is possible that the Company's operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If such a finding were made, regulatory authorities with jurisdiction over the licensing and operation of such

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

24. VARIABLE INTEREST ENTITIES (Continued)

operations businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company's income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations.Any of these actions could cause significant disruption to the Company's business operations, and have a materially adverse impact on the Company's cash flows, financial position and operating performance. The Company's management considers the possibility of such a finding by PRC regulatory authorities to be remote.

        In addition, it is possible that the contracts with the Company, the Company's VIEs and shareholders of its VIEs would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the affected VIEs. Consequently, such VIE's results of operations, assets and liabilities would not be included in the Company's consolidated financial statements. If such were the case, the Company's cash flows, financial position and operating performance would be materially adversely affected. The Company's contractual arrangements with respect to its consolidated VIEs are approved and in place. The Company's management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company's operations and contractual relationships would find the contracts to be unenforceable.

25. SEGMENT INFORMATION

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

25. SEGMENT INFORMATION (Continued)

        As the asset information is not included in the reporting package reviewed by the CODM nor in any other public reports, the disclosure of the asset information by segment is not necessary.

        The following tables summarize the selected revenue and expenses information for each reportable segment for the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31, 2011 (in RMB thousands)
	Company-Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	513,375	23,546	22,903	44,735	—	604,559
Commissions and other agent-related costs	(394,865)	(1,490)	(6,786)	(25,779)	—	(428,920)
Operating costs	(271,562)	(8,873)	(1,672)	(14,352)	(193)	(296,652)
Selling, general and administrative expenses	(107,843)	(15,492)	(10,696)	(17,052)	(67,027)	(218,110)
Goodwill impairment	(4,374)	—	—	(26,240)		(30,614)
Net fair value change in contingent consideration	—	—	—	25,716	—	25,716
(Loss) income from operations	(265,269)	(2,309)	3,749	(12,972)	(67,220)	(344,021)
Net (loss) income	(264,722)	(2,311)	3,620	(12,972)	(64,025)	(340,410)

	Year ended December 31, 2012 (in RMB thousands)
	Company-Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	623,927	13,405	25,686	85,115	—	748,133
Commissions and other agent-related costs	(394,089)	(1,221)	(6,981)	(52,991)	—	(455,282)
Operating costs	(156,460)	(6,125)	(1,432)	(11,313)	—	(175,330)
Selling, general and administrative expenses	(85,970)	(7,993)	(10,873)	(12,049)	(60,590)	(177,475)
Goodwill impairment	—	—	—	(10,755)		(10,755)
Net fair value change in contingent consideration	—	—	—	10,453	1,536	11,989
(Loss) income from operations	(12,592)	(1,934)	6,400	8,460	(59,054)	(58,720)
Net (loss) income	(6,405)	(1,930)	6,128	5,435	(53,312)	(50,084)

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

25. SEGMENT INFORMATION (Continued)

	Year ended December 31, 2013 (in RMB thousands)
	Company-Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	691,343	11,987	36,788	137,333	—	877,451
Commissions and other agent-related costs	(468,385)	(1,977)	(7,844)	(84,230)	—	(562,436)
Operating costs	(159,541)	(5,939)	(5,430)	(13,481)	(2)	(184,393)
Selling, general and administrative expenses	(124,079)	(9,014)	(13,237)	(19,076)	(68,659)	(234,065)
Goodwill impairment	—	—	—	(20,384)	—	(20,384)
Net fair value change in contingent consideration	—	—	—	22,172	(103)	22,069
Loss from operations	(60,662)	(4,943)	10,277	22,334	(68,764)	(101,758)
Net (loss) income	(53,914)	(4,924)	10,003	24,402	(61,510)	(85,943)

26. SUBSEQUENT EVENTS

        In April 2014, the Company entered into a supplemental acquisition agreement relating to Shanggu with Mr. Wu Jiang, the non-controlling shareholder of Shanggu. Pursuant to the supplemental agreement, (i) the put right of the seller (Note 2 (u)) to enforce the Company to acquire another 35% of the equity of Shanggu between 2014 and 2019 will be waived, (ii) Shanggu will pay dividends every half year according to the audited net profit after retaining operation cash of RMB10 million, and (iii) the Company reserves the right to acquire an additional 5% equity interest in Shanggu. The Group is currently in the process of evaluating the accounting implications of the above transactions.

27. RESTRICTED NET ASSETS

        Relevant PRC laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to annually appropriate 10% of net after-tax income to the general reserve fund or statutory surplus fund (see Note 2(x)) prior to payment of any dividends, unless such reserve funds have reached 50% of its respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability, which restricted portion amounted to approximately RMB764.3 million and RMB769.6 million as of December 31, 2012 and 2013, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

28. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

        The Company performed a test on the restricted net assets of consolidated subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2013. Therefore the separate condensed financial statements of the Company should be presented with the Company's investments in its subsidiary under the equity method of accounting.

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

        The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2013.

        Operating expenses for the Company for the years ended December 31, 2011, 2012 and 2013 included share-based compensation as a result of the options granted to employees of the Company in 2011, 2012 and 2013. Total share-based compensation for the years ended December 31, 2011, 2012 and 2013 were approximately RMB3,234,000, RMB3,465,000 and RMB 242,000 respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

28. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Financial information of parent company
Condensed Balance Sheets
(in thousands, except par value)

	December 31,
	2012 RMB	2013 RMB	2013 US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	21,453	6,752	1,115
Restricted cash	—	—	—
Amounts due from subsidiaries, associates and related parties	118,009	125,847	20,788
Prepaid expenses and other current assets	1,057	868	144

Total current assets	140,519	133,467	22,047

Non-current assets:
Long-term investments	225,859	154,135	25,461

Total assets	366,378	287,602	47,508

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses and other current liabilities	2,376	3,962	654
Amounts due to subsidiaries, associates and related parties	9,708	11,890	1,964

Total liabilities	12,084	15,852	2,618

Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized, 667,672 and 668,759 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	4,939	4,946	817
Additional paid-in capital	1,035,651	1,036,120	171,155
Statutory reserves	5,595	5,595	924
Accumulated deficit	(691,891)	(774,911)	(128,006)

Total shareholders' equity	354,294	271,750	44,890

Total liabilities and shareholders' equity	366,378	287,602	47,508

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

28. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Financial information of parent company
Condensed Statements of Operations
(in thousands)

	Years Ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2013 US$
				(Note 2(c))
Costs and expenses:
Selling, general and administrative expenses	(5,611)	(15,263)	(11,127)	(1,838)
Net change in fair value	—	1,536	(103)	(17)

Total costs and expenses	(5,611)	(13,727)	(11,230)	(1,855)

Loss from operations	(5,611)	(13,727)	(11,230)	(1,855)
Interest income	212	61	21	3
Foreign currency exchange gain loss	(1,981)	(48)	(87)	(14)

Loss before share of subsidiaries' and associates' loss	(7,380)	(13,714)	(11,296)	(1,866)
Share of subsidiaries' and associates' loss	(329,135)	(39,797)	(71,724)	(11,848)

Net loss	(336,515)	(53,511)	(83,020)	(13,714)
Accretion of convertible redeemable preferred shares	—	—	—	—
Income allocated to participating preferred shareholders	—	—	—	—

Net loss attributable to ordinary shareholders	(336,515)	(53,511)	(83,020)	(13,714)

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

28. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2013 US$
				(Note 2(c))
Net cash used in operating activities	(31,020)	(12,525)	(14,777)	(2,441)
Net cash used in investing activities	—	—	—	—
Cash flow from financing activities:
Share repurchase	(15,332)	—	—	—
Payment of initial public offering costs	(1,315)	—	—	—
Proceeds from issuance of ordinary shares upon initial public offering	—	—	—	—
Proceeds from issuance of ordinary shares upon exercise of share options	583	—	185	31
Repayments of short-term borrowing to subsidiaries	—	—	—	—
Net cash (used in) provided by financing activities	(16,064)	—	185	31
Effect of exchange rate changes on cash and cash equivalents	(1,942)	(102)	(109)	(18)

Net (decrease) increase in cash and cash equivalents	(49,026)	(12,627)	(14,701)	(2,428)
Cash and cash equivalents at the beginning of year	83,106	34,080	21,453	3,543

Cash and cash equivalents at the end of year	34,080	21,453	6,752	1,115