Form 20-F
period 2014-12-31
IFM Investments Ltd
filed 2015-04-27
CIK 1477324

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
For the fiscal year ended December 31, 2014.
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

9/A5, East Wing
Hanwei Plaza No. 7, Guanghua Road, Chaoyang District
Beijing 100004, People's Republic of China
(Address of principal executive offices)

Donald Zhang
9/A5, East Wing
Hanwei Plaza No. 7, Guanghua Road, Chaoyang District
Beijing 100004, People's Republic of China
Phone: (86 10) 6561-7788
Facsimile: (86 10) 6561-2928
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

            Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            As of December 31, 2014, we had 669,232,591 Class A ordinary shares, par value US$0.001 per share. As of April 16, 2015, the latest practicable date, we had 669,232,591 Class A ordinary shares, par value US$0.001 per share.

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

  •
  "Exchange Act" is to the Securities Exchange Act of 1934, as amended;

  •
  "NYSE" is to the New York Stock Exchange;

  •
  "OTCQB" is to the marketplace for trading over-the-counter stocks provided and operated by the OTC Markets Group;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "SEC" is to the United States Securities and Exchange Commission;

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

        This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the rate in effect on December 31, 2014, which was RMB6.2046 to US$1.00, the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 statistical release of the Federal Reserve Board of the United States. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

Item 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The following selected consolidated financial information and operating data for the periods and as of the dates indicated should be read in conjunction with our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2010 and 2011 and selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our financial statements not included in this annual report. Our audited consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or

U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	(US$)(1)
	(in thousands, except per share and per ADS data)
Statements of Operations Data:
Revenue
Net revenues	530,829	604,559	748,133	877,451	534,634	86,167
Costs and Expenses
Commissions and other agent-related costs	(318,872)	(428,920)	(455,282)	(562,436)	(341,982)	(55,117)
Operating costs	(199,670)	(296,652)	(175,330)	(184,393)	(148,938)	(24,004))
Selling, general and administrative expenses	(176,271)	(218,110)	(177,475)	(234,065)	(172,118)	(27,740)
Goodwill impairment losses	—	(30,614)	(10,755)	(20,384)	—	—
Net change in fair value	—	25,716	11,989	22,069	52	8
Total costs and expenses	(694,813)	(948,580)	(806,853)	(979,209)	(662,986)	(106,853)
Income (loss) from operations	(163,984)	(344,021)	(58,720)	(101,758)	(128,352)	(20,686)
Interest income	6,685	5,845	2,324	4,162	1,032	166
Other income	9,350	2,086	6,497	7,360	10,435	1,682
Foreign currency exchange loss	(12,161)	(5,713)	(19)	(113)	(37)	(6)
Income (loss) before income tax and share of associates' losses	(160,110)	(341,803)	(49,918)	(90,349)	(116,922)	(18,844)
Income tax	(2,985)	(1,103)	(2,713)	2,332	5,677	915
Share of associates' (losses)/income	(605)	2,496	2,547	2,074	1,847	298
Net income (loss)	(163,700)	(340,410)	(50,084)	(85,943)	(109,398)	(17,631)
Net (income) loss attributable to non-controlling interests	1,462	16,131	2,094	12,792	474	76
Net income (loss) attributable to IFM Investments Limited	(162,238)	(324,279)	(47,990)	(73,151)	(108,924)	(17,555)
Net income (loss) per share:
Basic	(0.25)	(0.49)	(0.07)	(0.11)	(0.16)	(0.03)
Diluted	(0.25)	(0.49)	(0.07)	(0.11)	(0.16)	(0.03)
Net income (loss) per ADS:(2)
Basic	(11.24)	(21.84)	(3.23)	(4.93)	(7.33)	(1.18)
Diluted	(11.24)	(21.84)	(3.23)	(4.93)	(7.33)	(1.18)
Weighted average number of ordinary shares used in per share calculations:
Basic	654,637	668,291	667,672	668,198	669,132	669,132
Diluted	654,637	668,291	667,672	668,198	669,132	669,132

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2046 to US$1.00, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board of the United States on December 31, 2014.

(2)
All net (loss) income per ADS have been adjusted to reflect the change of the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012.

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	(US$)(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	520,647	235,450	191,048	145,610	47,616	7,674
Time deposits	120,000	—	—	—	—	—
Restricted cash	32,498	10,997	18,036	13,235	8,903	1,435
Accounts receivable, net	50,599	97,090	176,287	168,872	156,786	25,269
Loans receivable, net	12,732	37,511	35,229	121,133	259,738	41,862
Amount due from related parties	1,710	71	110	142	237	38
Property and equipment, net	78,330	62,513	40,832	33,434	18,129	2,922
Intangible assets, net	34,888	95,827	90,253	84,747	79,877	12,874
Total assets	958,542	725,062	734,668	738,263	726,287	117,056
Accrued expenses and other current liabilities	163,036	150,502	217,694	328,034	429,376	69,201
Total liabilities	204,845	243,711	301,640	390,702	493,755	79,578
Convertible redeemable preferred shares	—	—	—	—	—	—
Class A ordinary shares (608,793, 667,672, 667,672, 668,759 and 669,233 shares issued and outstanding as of December 31, 2010, 2011, 2012, 2013 and 2014, respectively)	4,533	4,939	4,939	4,946	4,949	798
Class B ordinary shares (80,503 shares issued and outstanding as of December 31, 2010; no shares outstanding as of December 31, 2011, 2012, 2013 and 2014, respectively)	550	—	—	—	—	—
Total shareholders' (deficit) equity	753,697	426,011	379,276	304,782	232,532	37,478

(1)
Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2046 to US$1.00, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board of the United States on December 31, 2014.

	For the Years Ended or as of December 31,
	2012	2013	2014
Other Financial and Operating Data:
Company-owned brokerage services
Net revenues (in thousands of RMB)	623,927	691,343	363,881
Average number of operating sales offices(1)	326	300	162
Average monthly net revenues per operating sales office (in thousands of RMB)	159.5	192.0	187.2
Primary and Commercial Services(2)
Net revenues (in thousands of RMB)	85,115	137,333	96,193
Aggregate gross floor area of properties sold (in thousand square meters)	444	545	259
Mortgage management services
Net revenues (in thousands of RMB)	25,686	36,788	56,548
Amount of referred home mortgage and home equity loans (in thousands of RMB)	2,860,512	3,851,138	2,055,749
Average entrusted and mortgage credit loan balance outstanding (in thousands of RMB)	41,490	72,131	189,432
Franchise services
Net revenues (in thousands of RMB)	13,405	11,987	18,012
Number of regional sub-franchisors as of year-end	25	23	22

(1)
Equals the sum of the number of sales offices in operation that existed at the end of each month in the applicable year, divided by the number of months in such year.

(2)
Our primary and commercial services accounted for 11.4%, 15.6% and 18.0% of net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. We began to create teams dedicated to the primary and commercial real estate markets in 2009 and began managing our primary and commercial services as a separate segment in 2010.

EXCHANGE RATE INFORMATION

        Our business is primarily conducted in China, and all of our revenues and expenses are denominated in Renminbi. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2046 to US$1.00, the noon buying rate in New York City for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 statistical release of the Federal Reserve Board of the United States on December 31, 2014. We do not represent that Renminbi or U.S. dollar amounts could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and will not be used in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate(1)
Period	End	Average(2)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 16)	6.1947	6.2013	6.2152	6.1930

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

        We conduct our real estate services business primarily in China, and our business depends substantially on the conditions of the real estate market in China. The real estate market in China remains at an early stage of development, and social, political, economic, legal and other factors may affect its development. For example, the lack of a mature and active secondary market for private properties and the limited amount of mortgage loans available to individuals in China may result in fluctuations in residential real estate markets. Although demand for private residential property in China has grown rapidly in recent years, this growth has often been coupled with volatile market conditions and fluctuations in property prices. For example, the rapid expansion of the property market in major provinces and cities, such as Beijing, Shanghai and Shenzhen, in the early 1990s, led to an oversupply in the mid-1990s and a corresponding fall in property values and rentals in the second half of the decade. We believe our business has been affected by fluctuations in the real estate market in China. For instance, our average monthly net revenues per operating sales office decreased from 2009 to 2011 before increasing from 2012 to 2013 and slightly dropping from 2013 to 2014. In response to fluctuations in the market, we implemented cost reduction strategy since the second half year of 2011 by reducing our sales offices from 326 in 2012 to 300 in 2013 and 162 in 2014, respectively. We believe this fluctuation resulting from changes in real estate policies adopted by the central government, which were aimed at cooling down the overheating property market and to curb excessive lending in the real estate industry. In addition, the PRC government promulgated austerity measures regarding controlling the real estate market in February 2013. See "—Our business, revenue growth, profitability and future prospects could be materially and adversely affected by any government policies and regulatory measures influencing China's real estate industry" for details. Such government policies have negatively affected the real estate market and caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade potential home buyers from making purchases, reduce transaction volume and cause a decline in average selling prices. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations." In addition, the PRC property market may experience, and transaction volume may be impacted by, undersupply or oversupply and property price fluctuations caused by economic, social, political and other factors. Any future overdevelopment in the property sector or other adverse changes in the economic, political or social environment in China may result in an oversupply of properties and a decrease in property prices and overall transaction activities, which could materially and adversely affect our business, financial condition and results of operations.

        In addition, as all of our company-owned sales offices are strategically located in large metropolitan areas in Beijing and Shanghai, any decrease in demand or any other adverse developments in these regions may materially and adversely affect our business, financial condition and results of operations.

Adverse developments in general business and economic conditions could have a material and adverse effect on our business, financial condition and results of operations.

        Our business and operations are sensitive to general business and economic conditions globally and in China. These include short-term and long-term interest rates, inflation or deflation, fluctuations in debt and equity capital markets, consumer confidence and the general condition of the PRC and world economies. Certain recent adverse developments in the global financial markets could continue to impact the global economy. These developments include, among others, a general slowdown of economic growth in China, the U.S. and elsewhere globally, the current European sovereign debt crisis and concerns about the viability of the European Union and the Euro, recent strengthening of US dollar and outflow of capital from China, and substantial volatility and tightening of liquidity in financial and real estate markets. Numerous general business and economic factors could contribute to a real estate market downturn and adversely affect our business, including: (1) any systemic weakness in the banking and financial sectors; (2) any substantial declines in the stock markets or continued stock market volatility; (3) any increase in levels of unemployment; (4) a lack of available credit and lack of confidence in the financial sector; and (5) any general economic downturn in China or the global economy. Adverse developments in these general business and economic conditions could have a material and adverse effect on our business, financial condition and results of operations.

We experienced net losses for the years ended December 31, 2012, 2013 and 2014, and there is no assurance that we will be profitable in the future.

        During the years ended December 31, 2012, 2013 and 2014 we had a net loss of RMB50.1 million, RMB85.9 million and RMB109.4 million (US$17.6 million), respectively. These net losses were primarily due to a series of restrictive government policies for the real estate industry in China implemented in 2012 and 2013, which negatively impacted our net revenues per sales office, and the expenses arising from the addition of a significant number of company-owned sales offices in 2010 and 2011. Consequently, our accumulated deficit was RMB674.1 million, RMB747.3 million and RMB856.2 million (US$138.0 million) as of December 31, 2012, 2013 and 2014, respectively. We expect to continue to reduce costs and streamline our operations as we implement initiatives to deal with the current regulatory environment relating to our business, particularly our company-owned brokerage services business. In addition, we expect that our primary and commercial services business and mortgage management services business will make larger contributions to our net revenues. However, if our net revenues do not sufficiently increase to offset the expected costs and operating expenses, we will not be profitable. You should not consider our previous revenue growth before 2013 as indicative of our future performance. In 2014, our revenue has decreased significantly due to general market slowdown. Net revenues in future periods could decline further or grow more slowly than we expect and we cannot assure you that we will be profitable in the coming year, or that we will be able to maintain profitability in the future.

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

        Competition in the real estate brokerage services business in China is intense, especially in the densely populated areas. We compete with Centaline (China) Property Consultants Limited, Homelink Real Estate Agency Co., Ltd., and 5i5j Real Estate Co. Ltd for secondary real estate brokerage services business, and to a lesser extent, with E-house (China) Holdings Limited, World Union Properties Consulting Co., Limited and Syswin Inc. for primary real estate brokerage services business. We also compete with regional competitors in each of the regions where we own and operate sales offices. Some of these companies may have greater financial resources than we do, including greater marketing budgets, larger operating network and technological advantages. In addition, the secondary real estate brokerage services industry has low capital commitment requirements for small operations, lowering the barriers to entry for new participants, especially participants pursuing alternative methods of marketing real estate, such as internet-based listing services. Real estate brokers compete for sales and marketing business primarily on the basis of the services offered, reputation, brand recognition, personal contacts, local expertise and brokerage commission rates. Any decrease in the market average brokerage commission rate may adversely affect our net revenues and profits. We also compete for the services of qualified sales professionals. Such competition could reduce commissions retained by our company after giving effect to the split with sales professionals and could increase the amounts that we spend on recruiting and retaining sales professionals.

We face competition in the primary and commercial services business.

        In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, Centaline Group, Syswin Inc., Shanghai T&D Real Estate Co. Ltd., B.A. Consulting Company, and E-house (China) Holdings Limited, all of which operate in multiple cities in China. Some of these competitors may have greater resources than we do, including better client relationships in certain local areas, stronger operating network and brand effect, and financial and informational resources. The limited capital resources required to enter the primary real estate sales agency and consultancy services industry in any given region also means there are low entry barriers for our competitors to enter into our major markets. New and existing competitors may offer lower commission rates with a wider range of services which could attract our existing developer clients away from us. Increased competition among primary real estate sales agency and consultancy companies could result in decreases in commission rates within the industry, increased operating costs relating to the provision of a wider range of services in order to compete effectively and higher administrative costs to attract or retain talented employees. We may not be able to continue to compete effectively and to maintain our current commission or margin levels. If we fail to compete effectively, our revenues, profitability and growth prospects will be negatively affected.

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

        In July 2010, we began to offer entrusted and mortgage credit loans services as part of our mortgage management services. Under our entrusted loan arrangements with commercial banks, we provide consumer financing to borrowers with funds released by the commercial banks from our trust accounts at such banks. Commercial banks collect interest and principal payments from the borrowers on our behalf and receive service fees. In 2011, we acquired a company based in Beijing with a license to offer mortgage credit loans with property collateral through a series of contractual arrangements in order to arrange property financing, valuation services and title transfers. Since 2013, our entrusted and mortgage credit loan services have been improved by property refinancing activities, through which certain individuals offer loans to consumers after receiving financing from our mortgage credit company and then transfer such loans, entirely or partially, to third-party investors. We act as guarantors for such loans and remain responsible for the repayment of loans by the consumers. In the event that a consumer defaults on the repayment of such loans, we will be liable for such loans. As of December 31, 2014, our total outstanding balance for entrusted and mortgage credit loans was RMB259.7 million (US$41.9 million). As the lender and guarantor, we bear the risks related to the entrusted and mortgage credit loans. Although we conduct background checks and internal reviews on potential borrowers and have collected all loans with no default so far, we cannot assure you that our borrowers will repay part or all of the interest and principal amounts of the loans. Furthermore, because we are not a financial institution and lack experience in providing loans, our internal review and risk control procedures may not function as well as we expect. If the borrowers default on their repayment obligations and the market values of the mortgaged properties decline below the amounts of our entrusted and mortgage credit loans, we will incur significant losses, which may materially and adversely affect our financial condition.

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

        The mortgage credit business currently engaged by our company is regulated by, among others, the Measures for the Administration of Mortgage Credit (the "Mortgage Credit Measures"). According to Article 71 of the Mortgage Credit Measures, regulations governing the investment by foreign-invested companies in mortgage credit business in the PRC will be separately promulgated by the PRC Ministry of Commerce (the "MOFCOM") and other relevant authorities. As of the date of this annual report, no relevant regulations have been promulgated by the MOFCOM.

        There are risks involved with our mortgage credit business operated under the contractual arrangements with the VIEs and there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. In case the contractual arrangements with the VIEs are considered to be in breach of any existing or future PRC laws or regulations or governmental policy, the relevant regulatory authorities would have broad discretion in taking actions to deal with such breach, including but not limited to:

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

        On January 19, 2015, the MOFCOM released for public comment a proposed Draft Foreign Investment Law of the PRC, or the Draft FIL. The Draft FIL, among other things, introduces the concept of "actual control" for determining whether an entity is considered to be a foreign invested enterprise, or FIE. In addition to control through direct or indirect ownership or equity, the Draft FIL includes control through contractual arrangements within the definition of "actual control." If the Draft FIL, which is still subject to discussion and revisions from other regulatory authorities, is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to apply to our VIE arrangements, and as a result our VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIL includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIL is silent as to what type of enforcement action might be taken against existing VIEs, that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens.

        Accordingly, if the ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in taking regulatory or enforcement actions that could be harmful to our business. If any of these actions results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

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

        We have experienced substantial growth from 2000 to 2013. Our net revenues amounted to RMB748.1 million in 2012, and then increased to RMB877.5 million in 2013. In 2014, our net revenue decreased to RMB 534.6 million (US$86.2 million) due to a strategic reduction in the number of the company-owned brokerage sales offices. We incurred significant losses in 2011 mainly due to overall real estate market decline in China. Therefore, we implemented cost reduction strategy since the second half year of 2011 by reducing our sales offices from 517 in 2011 to 326 in 2012, 300 in 2013 and 162 in 2014, respectively. Although we currently do not have a plan to significantly expand our company-owned brokerage services in 2015, our expansion, if any in the future years, could place significant demands on us to ensure that our brand does not suffer as a result of any decreases, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. During our expansion, we may also face other difficulties as a result of a number of factors, many of which are beyond our control, such as any general unfavorable conditions in the real estate market, labor cost increases due to higher sales staff headcount or delays or denials of required approvals by relevant governmental authorities. As a result, our operating results or profitability could be materially and adversely affected.

We may not be successful in our business expansions through future acquisitions.

        We established our company-owned brokerage services business in Shanghai, Shenzhen and Chengdu through acquisitions. In 2014, due to strategic alignment, we have closed all company-owned brokerage sales offices in Shenzhen and Chengdu. In territories where we do not have company-owned sales offices, one of our expansion strategies is to establish our own brokerage services business by acquiring existing chains of sales stores or regional sub-franchisors when their operations become mature and profitable. However, our experience in Shanghai, Shenzhen and Chengdu may not be replicable in other areas of China. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects. We currently reserve the right to acquire an additional 5% equity interest in Shanggu. The success of our future acquisition strategies will depend upon our ability to negotiate with acquisition targets on favorable terms, and to finance and complete these transactions. We also need to effectively integrate newly acquired brokerage businesses into our existing operations, which may involve complex operational and personnel-related challenges, including rectifying possible inconsistencies in standards, controls, procedures and policies, maintaining important business relationships, overcoming local cultural differences, and controlling unanticipated expenses related to such integration. We may also incur material costs relating to such integration. A prolonged diversion of management's attention and any delays or difficulties we encounter in connection with the integration of any business that we have acquired or may acquire in the future could prevent us from realizing the anticipated cost savings and revenue growth from our acquisitions.

We may be unable to obtain adequate financing to fund our capital requirements.

        We expect that over the next several years, a substantial portion of our cash flow will be used to finance the operation and potential expansion of our company-owned brokerage services business to increase our market share in existing markets and to expand our geographical presence. Although we anticipate that our available funds and expected cash flows from operations will be sufficient to meet our cash needs for at least the next twelve months, this assumption is based on management's ability to successfully execute its business plan, which includes increasing sales, generating positive operating cash flows and obtaining additional funding to support longer term capital requirements. We cannot assure you that we will obtain such financing at a reasonable cost or at all. Our inability to finance our planned capital expenditures or future acquisitions could materially and adversely affect our business, financial condition and results of operations.

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

        In accordance with U.S. GAAP, we account for our acquisitions using the purchase method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets being recognized in our consolidated financial statements. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets occurs, which could have a material adverse effect on our results of operations. For the year ended December 31, 2014, we incurred no impairment loss.

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

        We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of our internal control over financial reporting. In addition, under such rules, our independent registered public accounting firm may be required to attest to the effectiveness of our internal controls over financial reporting. As we were a non-accelerated filer for 2014, such attestation was not required in this annual report.

        Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See "Item 15. Controls and Procedures." However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Seasonality in the real estate market could adversely affect our business.

        The real estate brokerage business is subject to seasonal fluctuations. Historically, real estate brokerage revenues and transaction volumes have generally been low during Chinese lunar new year, mostly in January and February period as well as the late summer months in China. However, many of our expenses, such as those relating to leasing, administrative or sales and marketing efforts, are fixed and cannot be reduced during a seasonal slowdown. As a result, our operating results have fluctuated from quarter to quarter. These fluctuations are likely to continue and operating results for any period may not be indicative of our performance in any future period. If our operating results for any quarterly period fall below investor expectations or estimates by securities research analysts, the trading price of our ADSs may decline.

Our corporate actions are substantially controlled by Mr. Donald Zhang and Mr. Harry Lu. The transactions between our shareholders may result in a change of control of our company.

        As of April 16, 2015, the latest practicable date, Mr. Donald Zhang, our chairman and chief executive officer, and Mr. Harry Lu, our vice chairman and president, beneficially owned approximately 40.4% of our outstanding shares. Accordingly, Messrs. Zhang and Lu have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

        Pursuant to a secured exchangeable note issued by IFM Overseas Partners L.P. ("IFMOP"), a shareholder of our company and beneficially owned by Mr. Donald Zhang and Mr. Harry Lu, to GL Asia Mauritius II Cayman Ltd. ("GLA") on October 19, 2007 and amended and restated on January 27, 2010 (the "Original Note"), GLA could exchange the Original Note for the ordinary shares of our company held by IFMOP at any time at least 55 days after our initial public offering. GLA, IFMOP, IFM Overseas Limited, the general partner of IFMOP, Donald Zhang, Harry Lu and our company entered into a restructuring deed on April 27, 2012 and a supplemental deed to the restructuring deed on June 6, 2012 (collectively, the "Restructuring Deed"). See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restructuring Deed." Pursuant to the Restructuring Deed, the Original Note was amended and restated on the terms set out in a new secured note (the"New Note") dated as of April 27, 2012 and IFMOP mortgaged all ordinary shares of our company held by it to GLA to secure its obligations under the New Note. Under the New Note, GLA shall not be entitled to any right to exchange the New Note to our ordinary shares held by IFMOP. However, if any event of default set forth in the New Note occurs and GLA claims ownership to the mortgaged shares held by IFMOP, there might be a change of control of our company.

Our ADSs are now traded on the OTCQB Marketplace, and we are no longer subject to the corporate governance rules of the NYSE. This may afford less protection to holders of our ordinary shares and ADSs.

        Our ADSs are now traded on the OTCQB Marketplace, officially on March 11, 2015 and we are not subject to the corporate governance rules of the NYSE. We are following home country practice in the Cayman Islands with respect to corporate governance, which does not require a majority of our board to consist of independent directors, the implementation of a nominating and corporate governance committee or the implementation of an audit committee. Since a majority of our board of directors does not consist of independent directors, fewer board members are exercising independent judgment and the level of board oversight on our management may decrease as a result. However, as a public company, we are still subject to compliance with SEC rules and regulations, including the requirement for filing the annual report.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on overall economic growth in China, which could materially and adversely affect our business.

        We conduct substantially all of our business operations in China. As the real estate sector is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China's economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People's Bank of China ("PBOC")'s statutory deposit reserve ratio and imposing commercial bank-lending guidelines, which had the effect of slowing the growth of credit availability. For example, in 2010 and early 2011, the PBOC suspended loans to home buyers whose family members already own two or more properties and to non-local residents who cannot provide evidence showing that they have paid taxes or social insurance for more than one year, and raised the reserve ratio to cool lending and stabilize rising inflation. In accordance with the regulations from the central government, the local government of many cities issued regulations in early 2011 to forbid (i) any local family owning more than two properties and non-local family owning more than one property and (ii) any non-local family that cannot provide evidence for tax payment or social welfare payment for more than one year to buy any property in the city, other than in Beijing where the requirement is five consecutive years. Though some local governments removed property purchase restrictions in 2014, Shanghai, Beijing, Guangzhou, Shengzhen and Sanya are still subject to the above restrictions. From November 2014, the People's Bank of China ("PBOC") has started to decrease statutory deposit reserve ratio and reduced deposit and lending interest rate. However, any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the real estate market in China, which could materially and adversely affect our business.

We rely principally on dividends and other distributions on equity paid by our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

        We are an offshore holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including for the service of any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. At its discretion, each of our subsidiaries in China may also allocate a portion of its after-tax profits based on Chinese accounting standards to other funds. These statutory reserves and other discretionary funds are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

        In addition, on August 29, 2008, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, to regulate the conversion of foreign currency into Renminbi by a foreign-invested company by restricting the use of the converted Renminbi. Circular 142 requires that the registered capital of a foreign-invested company that has been settled in Renminbi converted from foreign currencies may only be used for purposes within its business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies.

        On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which will replace the Circular 142 when it become effective on June 1, 2015. Circular 19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. Since Circular 19 was recently issued, there are uncertainties in its interpretation and implementation as to actual transactions.

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

        In December 2006, the PBOC promulgated Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued Implementing Rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. On February 15, 2012, the SAFE promulgated the Notice on Issues Related to Foreign Exchange Administration in Domestic Individuals' Participation in Share Incentive Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas listed company are required, through a PRC agent appointed by the PRC subsidiary of such overseas listed company, to register with SAFE and complete certain other procedures. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock options granted if there is any material change to the stock options, the PRC agent or the overseas listed company or other material changes. We and our PRC sales professionals and staff who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

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

        The implementation rules provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as PRC-sourced income. It is not clear how "domicile" might be interpreted under the CIT Law, and it could be interpreted as the jurisdiction where the enterprise is a tax resident. It is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the CIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises" or individuals, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected. With the 5% or 10% PRC dividend withholding tax imposed under the CIT Law, depending on the tax jurisdiction of the receiver, we will incur incremental PRC tax liabilities when PRC profits are distributed by our PRC subsidiaries to their shareholders that are non-resident enterprises.

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

Foreign investments in the real estate agency and brokerage business in China are subject to government approval. This may limit our ability to establish our new PRC operating entities or to increase the registered capital of existing entities.

        The Foreign Investment Industrial Guidance Catalogue, or the Catalogue, which was jointly promulgated by the National Development and Reform Commission of the PRC ("NDRC") and the MOFCOM in 2007 and was amended in 2011, provided that real estate agency business and real estate brokerage business fell into the restricted category of foreign investment industries. In March 2015, the NDRC and the MOFCOM jointly issued a 2015 amendment to the Catalogue, or Catalogue 2015, which became effective on April 10, 2015. Under the Catalogue 2015, real estate brokerage agency business is no longer classified as restricted category of foreign investment industries. Despite this change, foreign investments in real estate brokerage agency business are still required to be approved at the relevant level of the MOFCOM. It may be difficult and time-consuming for us to obtain approvals from the MOFCOM or its local branch in order to establish new PRC operating entities or to increase the registered capital of our existing entities. If we fail to obtain such government approvals on a timely basis, our business expansion and growth may be adversely affected.

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

        The PRC Labor Contract Law, or Labor Contract Law, and its Implementation Regulation for the PRC Labor Contract Law, or Implementation Regulation, may have brought substantial uncertainty as to its potential impact on our business, financial condition and results of operations. See "Item 4. Information on the Company—B. Business Overview—Regulations—Regulations of Labor Contracts." The implementation of the Labor Contract Law and the Implementation Regulation may increase our operating expenses, in particular our human resources costs and our administrative expenses. In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our sales professionals and staff, the Labor Contract Law may limit our ability to effectuate the modifications or changes in the manner that we believe to be most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations.

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

        On April 17, 2014, the General office of the State Council issued a notice that, among other things, specifically emphasizes the importance of adopting real estate tax. On November 24, 2014, Provisional Regulations on Registration of Real Estate was promulgated by the General office of the State Council and became effective on March 1, 2015. The Ministry of Land and Resources has established a nationwide property registration system to provide a uniform platform through which ownership information of every registered property can be shared in real-time among different regions in China. If the PRC government promulgates regulations of real estate tax in the future, this may adversely affect the real estate market in China.

        On March 30, 2015, the PBOC, the MHURD and China Banking Regulatory Commission jointly issued Notice on Issues Concerning Individual Residential Mortgage Policies (the "Notice"). According to the Notice, home buyers with outstanding mortgage applying for another commercial mortgage for a second home are required to make a minimum down payment of 40%. At the same day, the Ministry of Finance and the State Administration of Taxation jointly issued Circular on Adjustment of Business Tax Policies on Individual Transfer of House (the "Circular No. 39") which became effective on March 31, 2015. According to the Circular No. 39, individual property owners are exempt from paying a business tax on the sale of an ordinary home if they have owned it for at least two years.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms in the administrative proceedings brought by the SEC, we could be unable to file timely financial statements in the future.

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

        On January 22, 2014, the Administrative Law Judge (the "ALJ") presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ's initial decision to the SEC. The ALJ's decision does not take effect unless and until it is endorsed by the SEC.

        On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms' audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the accounting firms depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be adversely affected. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the termination of the registration of our ADSs under the Securities Exchange Act of 1934, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

We believe that we were and may continue to be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.

        Based on the quarterly average value of our assets for the taxable year ended December 31, 2014, we believe that were classified as a PFIC for the year ended December 31, 2014, and we may continue to be a PFIC in the current taxable year or a future taxable year. Accordingly, a U.S. Holder (as defined in "Taxation—United States Federal Income Taxation") generally will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis, unless such U.S. Holder makes a timely "mark-to-market" election that may mitigate these consequences. Further, because we believe we were a PFIC for the year ended December 31, 2014, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder continues to hold our ADSs or ordinary shares unless a U.S. Holder makes a timely mark-to-market election. For more information see the section titled "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations."

Our ADSs lack a significant trading market.

        Our ADSs are not eligible for trading on any national securities exchange and are currently traded on the OTCQB, a marketplace for trading over-the-counter stocks. There is no active market for our ADSs at this time. The over-the-counter markets are highly illiquid. There is no assurance that an active trading market in our ADSs will develop, or if such a market develops, that it will be sustained. In addition, there is a greater chance for market volatility for securities quoted on the over-the-counter market as opposed to securities traded on a national securities exchange. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our ADSs, or to obtain coverage for significant news events concerning us, and our ADSs could become substantially less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or for other purposes.

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

        Additional sales of our ordinary shares in the public market or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 16, 2015, the latest practicable date, we had 669,232,591 Class A ordinary shares outstanding. The 3,786,451 ADSs representing 170,390,313 Class A ordinary shares are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

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

        In January 2015, our ADSs were delisted from the New York Stock Exchange on the grounds that we have fallen below the NYSE's continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires our company to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period. On March 11, 2015, our ADSs began trading on the OTCQB Marketplace under the ticker symbol "CTCLY".

        Our principal executive office is located at 9/A5, East Wing, Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing 100004, People's Republic of China. Our telephone number at this address is (86-10) 6561-7788 and our fax number is (86-10) 6561-2928. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847GT Grand Cayman, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.    BUSINESS OVERVIEW

Overview

        We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21® brand, one of the world's most recognized brands in the real estate industry. As of December 31, 2014, our CENTURY 21® China network covered 23 major cities with 831 sales offices, including 111 company directly owned sales offices, employed 10,753 sales professionals and staff and maintained more than 7.7 million property listings.

        We operate under four different, but closely related business lines: (i) company-owned brokerage services, (ii) primary and commercial services, (iii) mortgage management services, and (iv) franchise services. We have deployed a unique business model that has allowed us to rapidly scale our company-owned operations by leveraging the in-depth market knowledge and human capital developed from our franchise network.

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

As a strategic optimization of network, we have closed all Shenzhen and Chengdu company-owned brokerage sales offices in 2014. As of December 31, 2014, we had 111 company-owned sales offices including twenty-two temporarily closed company-owned sales offices, representing approximately 13.4% of our CENTURY 21® China network. Our company-owned brokerage services business owns and operates regional sub-franchisors and sales offices in the CENTURY 21® China network. We generate revenues from our company-owned brokerage services primarily through commissions earned from home buyers, sellers, lessors and lessees. For the years ended December 31, 2012, 2013 and 2014, our company-owned sales offices contributed approximately 83.4%, 78.8% and 68.1% of our total net revenues, respectively.

        In 2008, we launched our independent mortgage management services in Beijing and Shanghai, providing services to customers both inside and outside our CENTURY 21® China network. In January 2011, we acquired a company based in Beijing with a license to offer mortgage credit loans with property collateral through a series of contractual arrangements with the VIEs. The total consideration for the transaction was RMB5.0 million. In 2014 and early 2015, we also set up subsidiaries in Qingdao and JiNan to develop entrusted loans business in those areas. Our mortgage management services business provides advisory services on mortgages, home equity loans and consumer credit loans to home buyers and home owners and loan services by offering consumer financing through commercial banks or our mortgage credit company. We generate revenues from our mortgage management services primarily through commissions earned from commercial banks and borrowers in consideration of our advisory services and fees and interest earned on entrusted and mortgage credit loans of our loan services. Our mortgage management services business is well positioned to take advantage of referrals from our extensive network of company-owned sales offices. In 2013, a majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services. We provided services for referred home mortgages and home equity loans with an aggregate loan amount of approximately RMB3.9 billion and RMB2.1 billion (US$0.3 billion) in 2013 and 2014, respectively. Average entrusted and mortgage credit loan balance outstanding was RMB72.1 million and RMB189.4 million (US$30.5 million) in 2013 and 2014, respectively. The revenues generated from advising consumers for home equity loans and providing entrusted loans and mortgage credit loans accounted for 85% of total mortgage management services revenues in 2014.

        In 2009, we established dedicated teams for the primary and commercial real estate markets. In 2010, we launched our primary and commercial services business, which includes two business units. Our primary business unit provides agency services to both primary residential real estate developers and primary commercial property developers and generates revenues by earning commissions from them. Our commercial business unit provides planning, consulting and brokerage services to commercial property developers and generates revenues by collecting service fees from them. In order to expand our presence in the primary and commercial market segments, in June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects. We generated revenues from the sales of 258,548 square meters of primary properties in 2014 and have expanded our pipeline to a total GFA of 2.6 million square meters as of the end of 2014. In April 2014, we entered into a supplemental agreement in connection with the acquisition of Shanggu, pursuant to which we will no longer acquire the additional 35% equity interest in Shanggu, but will reserve the right to acquire an additional 5% equity interest in Shanggu.

        In addition, we invested in our first real estate investment fund with an investment of RMB8.4 million as of December 31, 2014, as a limited partner. The fund provides low loan-to-value bridge loans to selected real estate developers. We also act as a general partner with a 75.0% equity interest in the partnership managing this real estate fund. This fund has collected back all its original investment as of January 27, 2014.

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

        We have experienced substantial growth from 2000 to 2013. In 2014, we strategically closed company owned brokerage sales offices in Shenzhen and Chengdu, and optimized the network in Beijing and Shanghai. Our net revenues amounted to RMB748.1 million in 2012, RMB877.5 million in 2013 and RMB534.6 million (US$86.2 million) in 2014. The average number of our company-owned sales offices was 326, 300 and 162 for 2012, 2013 and 2014, respectively. Based on profitability of each store, we have reduced our operating sales offices to 89 as of December 31, 2014. We currently do not have a plan to significantly expand our company-owned brokerage services in 2015. However, when the real estate service industry in China continues to mature and grow, we may expand our operations in the longer term, which will continue to place substantial demands on our managerial, operational, financial, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified sales professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets.

Our Nationwide Network

        We operate the largest network of real estate sales offices in China under the CENTURY 21® brand. As of December 31, 2014, our CENTURY 21® China network covered 23 major cities with 831 sales offices, employed 10,753 sales professionals and staff and maintained more than 7.7 million property listings.

        The map below shows the 23 cities covered by the CENTURY 21® franchise network as of the date of this annual report:

Note: Provinces and municipalities in which we have company-owned stores or regional sub-franchisors are showed in dark color.

        The table below sets forth a summary of the number of sales offices, sales professionals and staff and property listings in our CENTURY 21® franchise network, as of December 31, 2014:

	Sales Offices	Sales Professionals and Staff	Property Listings
Jinan	96	1,459	315,313
Beijing	91	1,583	1,955,908
Shanghai	76	1,458	2,234,642
Chengdu	68	616	452,721
Qingdao	64	724	270,069
Xian	62	512	303,596
Nanjing	55	304	34,526
Others	319	4,097	2,121,833

Total	831	10,753	7,688,608

Our Services

        We operate under four different, but closely related, business lines: (i) company-owned brokerage services, (ii) primary and commercial services, (iii) mortgage management services, and (iv) franchise services. We have deployed a unique business model that has allowed us to rapidly scale our company-owned operations by leveraging the in-depth market knowledge and human capital developed from our franchise network. We invested in our first real estate investment fund with an investment of RMB8.4 million as of December 31, 2014, as a limited partner. The fund provides low loan-to-value bridge loans to selected real estate developers. We also act as a general partner with a 75.0% equity interest in the partnership managing this real estate fund.

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

        When we assist the buyer in a real estate transaction, our sales professionals generally help the buyer locate specific properties that meet the buyer's personal and financial specifications, show properties to the buyer, assist the buyer in negotiating transaction terms and executing the transaction. We also promote our mortgage management services to our customers to provide the increased convenience of one-stop real estate brokerage services. We also participate in real estate sales and leasing transactions with respect to properties in the primary and commercial real estate markets. As of December 31, 2014, we directly owned 111 CENTURY 21® sales offices, including twenty-two temporarily closed company-owned sales offices, strategically located in Beijing and Shanghai, which are among the cities in China with the highest number of secondary market real estate transactions per year. We primarily focus on China's fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary real estate development market, especially in more economically prosperous cities. As of December 31, 2014, we had 2,290 sales professionals and staff in our company-owned sales offices. In 2013 and 2014, such offices were involved in approximately 17,026 and 7,018 sale and purchase transactions, respectively, and net revenues from our company-owned brokerage services business represented approximately 78.8% and 68.1% of our total net revenues, respectively.

        The table below sets forth the number of our company-owned sales offices and sales professionals and staff in each city as of December 31, 2014:

	Company-owned Sales Offices		Sales Professionals and Staff
Beijing	40	*	873
Shanghai	71	*	1,417

Total	111		2,290

*
Includes twelve in Beijing and ten in Shanghai, which were temporarily closed.

        Historically, we have developed our company-owned brokerage services business through organic growth and acquisitions of sales offices owned by third parties. We established Beijing Anxin, the operator of our company-owned sales offices in Beijing in 2006. In Shanghai and Shenzhen, we acquired the sales offices operated by two pre-existing local players with sufficient local expertise in 2006 and 2008, respectively. After such acquisitions, we started to develop our company-owned brokerage services business locally with the assistance of the local management team. In 2014, due to strategetic optimization of network, we have closed all company-owned sales offices in Shenzhen and Chengdu.

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

Primary and Commercial Services

        We established dedicated teams to enter the primary and commercial real estate markets in 2009. In 2010, we launched our primary and commercial services business, which includes two business units. Our primary business unit provides agency services to both primary residential real estate developers and primary commercial developers and generates revenues by earning sales commissions from them. Our commercial business unit provides planning, consulting and brokerage services to commercial property developers and generates revenues by collecting service fees from them. In June 2011, we acquired 55% of the equity interest of Shanggu, an established local primary real estate agency service provider based in Beijing focusing on consulting and sales for commercial real estate projects. We generated revenues from the sales of 258,548 square meters of primary projects in 2014 and have expanded our pipeline to a total GFA of 2.6 million square meters as of the end of 2014. We currently reserve the right to acquire an additional 5% equity interest in Shanggu.

Mortgage Management Services

        We began operating our independent mortgage management services as a separate segment in 2008 in Beijing and Shanghai, under the independent brand of Kaisheng Jinglue. In 2011, we acquired a company based in Beijing with a license to offer mortgage credit loans with property collateral through a series of contractual arrangements in order to arrange property financing, valuation services and title transfers. Our mortgage management services include comprehensive advisory services in connection with the selection and procurement of home mortgage and home equity products offered by commercial banks and loan services in connection with our provision of entrusted and mortgage credit loans. For advisory services, our experienced mortgage consultants promote and introduce various mortgage products, and advise home buyers or home owners in the selection of the appropriate mortgage product based on each mortgagor's individual needs. For loan services, we provide consumer financing to borrowers with funds released by commercial banks from our trust accounts at such banks, or through our mortgage credit company. Since 2013, our entrusted and mortgaged credit loan services have been improved by property refinancing activities, through which certain individuals offer loans to consumers after receiving financing from our mortgage credit company and then transfer such loans, entirely or partially, to third-party investors. We act as guarantors for such loans and remain responsible for the repayment of loans by the consumers. The revenues generated from advising home equity loans and providing entrusted and mortgage credit loans accounted for 85% of our total mortgage management service revenues in 2014.

        As an important aspect of the one-stop real estate brokerage services available within the CENTURY 21® franchise network, our mortgage management services can be accessed at our nearby centers, providing a convenient, one-stop option to home buyers and home owners as well as a prime platform for commercial banks to offer their products and services. In 2014, a majority of the transactions utilizing mortgage services that are handled by our company-owned sales offices made use of our mortgage management services. We also provide mortgage management services to customers outside of our CENTURY 21® China network. We also have a call center in Beijing and Shanghai to promote our mortgage management services business directly to our customers.

        As of December 31, 2014, we had established advisory relationships with 16 commercial banks, such as Bank of China and Industrial and Commercial Bank of China. In some cases, we provide mortgage management services to property owners who need mortgages on their existing properties to obtain consumer loans for acquisition of additional properties and charge commissions based on our services. We provided services for referred home mortgages and home equity loans with an aggregate loan amount of approximately RMB3.9 billion and RMB2.1 billion (US$0.3 billion) in 2013 and 2014, respectively. The average outstanding balance for our entrusted and mortgage credit loans was RMB72.1 million and RMB189.4 million (US$30.5 million) in 2013 and 2014, respectively.

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

        As of December 31, 2014, we had 21 regional sub-franchisors with established franchise networks in 23 cities in China with a total of 831 franchised and company owned sales offices employing 10,753 sales professionals and staff. The table below sets forth the number of the franchised sales offices in our CENTURY 21® franchise network, as of December 31, 2014:

	Franchise Sales Offices	Sales Professionals and Staff
Jinan	96	1,459
Chengdu	68	616
Qingdao	64	724
Xian	62	512
Nanjing	55	304
Beijing	51	710
Shijiazhuang	50	607
Ningbo	47	273
Hangzhou	44	444
Zhengzhou	42	826
Wenzhou	28	556
Others	113	1,432

Total	720	8,463

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

        After our regional sub-franchisor enters into our network, we start to provide our franchise services, which primarily include the license to use or sub-franchise CENTURY 21® brand and system, training services, and the right to participate in and benefit from the marketing campaigns using National Advertising Fund ("NAF") as well as information technology and back office support.

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

  •
  Listings and customer information.  Listings and customer information are uploaded to and updated on our SIS on a real-time basis through terminals available to individual sales professionals in our franchise network, whether through our company-owned brokerage sales offices or franchised sales offices. Updating information is one of the key functions performed by the sales professionals in our franchise network. The management team in each sales office actively reviews the accuracy of the listings information, and supervises the sales professionals in obtaining updates in connection with individual listings in our SIS on a real-time basis. As such, when providing services to customers, our sales professionals are able to use the information exchange and analysis modules to retrieve the most up-to-date information according to their respective level of access. As of December 31, 2014, we had approximately 7.7 million property listings in our system. We encourage information sharing and cooperation among sales offices and sales professionals. As a result, in 2014, a substantial majority of successful brokerage transactions completed by our company-owned sales offices in Beijing and Shanghai involved more than one sales professional.

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

Marketing and Brand Promotion

        Marketing and brand promotion is an important tool in building the CENTURY 21® franchise network in China. We primarily finance our marketing campaigns and activities for brand promotion activities through our NAF to which all regional sub-franchisors and franchisees within the CENTURY 21® franchise network in China make monthly contributions. The contributions made to our NAF, net of amounts retained for regional promotion as discussed below, amounted to RMB4.2 million, RMB5.2 million and RMB4.8 million (US$0.8 million) in 2012, 2013 and 2014, respectively. Our marketing committee, which consists of key management members in charge of marketing from each of our regional franchise networks, is responsible for directing and supervising the use of the fund. We receive a 15% management fee for our administration of the fund from each of our regional franchise networks. To promote the CENTURY 21® brand in regional markets, each regional sub-franchisor retains 30% of its annual contribution to maintain an advertising fund for brand promotion in their respective local market. As a matter of our company's policy, all financial contributions to our NAF must be used in marketing campaigns and brand promotion activities during the relevant year in which they are made. For major marketing campaigns we hire external marketing professionals to assist our in-house marketing team.

        We have adopted an integrated approach to promote the CENTURY 21® brand:

  •
  Internet and new media.  We have promoted brand through cooperation arrangements with major internet portals such as Baidu.com, as well as promotion on the new media, such as weibo and Wechat.

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

Competition

        Company-owned Brokerage Services    The real estate brokerage industry is highly competitive in China, particularly in the metropolitan areas in which our company-owned brokerage services businesses operate, such as Beijing and Shanghai. In addition, the industry has low capital commitment requirements for small operations, lowering entry barriers for new participants, especially participants pursuing alternative methods of marketing real estate, such as internet-based listing services. However, significant capital commitments would be required to compete on a regional or national basis. Companies compete for brokerage business primarily on the basis of the services offered, reputation and brand recognition, personal contacts, local expertise and brokerage commission rates. We primarily compete with Centaline (China) Property Consultants Limited in the Beijing and Shanghai markets for secondary market real estate brokerage business. We also compete with regional competitors in each of the regions where we own and operate sales offices.

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

        Mortgage Management Services    Our mortgage management services business covers the Beijing, Shanghai, and Chengdu regions in contrast to our competitors who typically cover a single region. We compete with in-house mortgage management teams of our competitors in the brokerage businesses and, in some regions, specialized mortgage management competitors including Beijing Houze Investment and Guarantee Company Limited and Shanghai Haoyonghang Investment Management Company Limited.

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

        We offer our mortgage management services under the trade name of Kaisheng Jinglue in Beijing, Shanghai and Chengdu. We have registered the trademark of Kaisheng Jinglue in China with a term of ten years ending on March 6, 2023, in a range of classes, including insurance brokerage services, mortgage credit, trust, guarantee services, leasing guarantee services, insurance consulting and real estate agent services.

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

        Upon entering into the master sub-franchise agreement, we paid Realogy an initial franchise fee. Apart from the initial franchise fee, we are required to pay certain ongoing service fees to Realogy, based on revenues generated from initial franchise fees and ongoing service fees collected from our regional sub-franchisors or direct franchisees. The master sub-franchise agreement also includes a minimum annual fee requirement, and to the extent that the service fees payable within a certain year are lower than such minimum amount, we are required to make additional payment to reach the minimum fee requirement. In the years ended December 31, 2012, 2013 and 2014, the service fees which were paid or to be paid to Realogy amounted to RMB2.6 million, RMB2.6 million and RMB2.4 million (US$0.4 million), respectively.

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

        The NDRC and MOHURD issued the Notice of Real Estate Consulting Fees and Decentralization of Real Estate Brokerage Fee Management, which became effective on July 1, 2014 and replaced the Circular on Real Estate Service Charges. According to this notice, a real estate service company may provide consultation services regarding real estate policy and regulations, technology and related information, and charge service fees or commissions based on market-adjusted rate. In addition, the provincial counterparts of the Administration Department of Pricing and the MOHURD may, in their discretion, decide to implement the government guidance rate or market-adjusted rate based on the actual situation in the local markets. Real estate service companies are required to display their service charges, including items and content, completion standard and charge criteria, and payment methods. Any withholding taxes or fees must also be displayed. Each item should be priced separately and hidden charges are prohibited.

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

        In Shanghai, pursuant to the Circular on Brokerage Services Charges for Sales and Rental of Residential Properties jointly issued by the Shanghai Price Bureau and the Shanghai House and Land Resources Administration Bureau on August 28, 2003, our PRC real estate brokerage subsidiaries located in Shanghai shall charge clients in accordance with the guidance commission rate. The maximum guidance commission rate for real estate brokerage services is 2% of the purchase price recorded with the real estate trading center. The maximum commission rate for property leasing brokerage services is 70% of the underlying properties' contracted monthly rent. The guidance commission rate for investigation of property title and conditions, industry and market research, assisting the seller and the purchaser to conclude a property purchase contract and handling the registration of title assignment is 2% of the purchase price recorded with the real estate trading center. The maximum commission rate for rental services is 70% of the monthly rent. On February 15, 2015, Shanghai government authorities abolished this circular.

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

Regulations on Trademarks

        The PRC Trademark Law, enacted by the National Congress on August 23, 1982, as amended in 2013, and the Implementation Regulations of the PRC Trademark Law issued by the State Council on April 3, 2002, as amended in 2014, protect the title holders of registered trademarks and grant a renewable term of ten years to a trademark registered in the PRC. The Trademark Office under the SAIC handles trademark registrations and the filing of registered trademark licenses. Pursuant to the Regulations on Filing of Trademark License Contracts, promulgated on August 1, 1997, trademark license contracts are required to be filed with the Trademark Office within three months after executing such license contacts. However, unless otherwise provided in a trademark license contract, failure to complete the filing procedure will not affect the validity of this trademark license contract in accordance with the Interpretation Concerning Several Issues on Application of Laws in Handling Trademark Civil Dispute Cases issued by the Supreme People's Court on October 12, 2002.

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

        The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Regulations, as amended in 2008. Under the PRC foreign exchange regulations, the Renminbi may be converted for current account items, including the distribution of dividends, interest and royalties payments, trade and service-related foreign exchange transactions. Conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, however, is still subject to the SAFE's approval.

        In 2008, SAFE issued the Notice on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Notice No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into Renminbi by restricting how the converted Renminbi may be used. In addition, SAFE promulgated Notice No. 45 in 2011 in order to clarify the application of SAFE Circular 142. Under these regulations, the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such Renminbi capital may not be changed without SAFE's approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these SAFE regulations may result in severe monetary or other penalties, including confiscation of earnings derived from such violation activities, a fine of up to 30% of the Renminbi funds converted from the foreign invested funds or in the case of a severe violation, a fine ranging from 30% to 100% of the Renminbi funds converted from the foreign-invested funds.

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

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

        On July 4, 2014, SAFE issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as "SAFE Circular 75" promulgated on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the PRC residents, name and operation term), increase or decrease of capital contribution by the PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

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

        In addition, SAFE Circular 37 further provides that PRC citizens who are granted stock options by a non-listed special purpose offshore company may exercise the options to become a shareholder of such non-listed special purpose offshore company, subject to registration with SAFE or its local branch.

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

D.    PROPERTY, PLANTS AND EQUIPMENT

        Our headquarters are located in Beijing, China, where we lease approximately 1,700 square meters of corporate office space. As of December 31, 2014, our company-owned sales offices in Beijing and Shanghai occupied an aggregate of approximately 16,658 square meters of leased space. We consider our corporate office space adequate for our current operations, and we expect that we are able to find new office spaces at reasonable rental rates if we open new company-owned sales offices.

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

A.    OPERATING RESULTS

Overview

        We are a leading comprehensive real estate services provider with the largest network of real estate sales offices in China. We are the exclusive franchisor in China for the CENTURY 21® brand, one of the world's most recognized brands in the real estate industry. As of December 31, 2014, our CENTURY 21® China network covered 23 major cities with 831 sales offices, employed 10,753 sales professionals and staff and maintained approximately 7.7 million property listings. We primarily focus on China's fast-growing and highly fragmented secondary real estate market, which we expect to outgrow the primary market, especially in more economically prosperous cities.

        We have significant experience providing professional services in the real estate services industry, and have experienced substantial net revenues growth until 2013. In 2014, we closed all Shenzhen and Chengdu company-owned brokerage sales offices and optimized the network in Beijing and Shanghai, which impacted our revenue growth. We entered the real estate services market in 2000 as a pioneer of the franchise model in China and, from our base in Beijing, have grown our network of sales offices, including our company-owned sales offices and franchised sales offices. In late 2006, we launched our company-owned brokerage services business. We subsequently launched our mortgage management services which we began managing as a separate segment in 2008. We are now a market leader in Beijing and Shanghai in both of these business lines.

        Our total consolidated net revenues for the year ended December 31, 2014 were RMB534.6 million (US$86.2 million), representing a 39.1% decrease from the year ended December 31, 2013. Net loss attributable to IFM Investments Limited for the year ended December 31, 2014 was RMB108.9 million (US$17.6 million), an increase of 48.8% from the year ended December 31, 2013.

        Our total assets as of December 31, 2014 were RMB726.3million (US$117.1 million), of which cash and cash equivalents amounted to RMB47.6 million (US$7.7 million) and total net loans receivable amounted to RMB259.7 million (US$41.9 million). As of December 31, 2014, our total liabilities and accumulated deficit were RMB493.8million (US$79.6 million) and RMB856.2 million (US$138.0 million), respectively.

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

	For the Years Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$(1)%
	(in thousands, except for percentages)
Net revenues:
Company-owned brokerage services	623,927	83.4	691,343	78.8	363,881	58,647	68.1
Primary and commercial services	85,115	11.4	137,333	15.6	96,193	15,503	18.0
Mortgage management services	25,686	3.4	36,788	4.2	56,548	9,114	10.6
Franchise services	13,405	1.8	11,987	1.4	18,012	2,903	3.3

Total net revenues	748,133	100.0	877,451	100.0	534,634	86,167	100.0

(1)
Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.2046 to US$1.00, the noon buying rate for U.S. dollars in effect on December 31, 2014 as set forth in the H.10 statistical release of the Federal Reserve Board of the United States.

        Company-Owned Brokerage Services.    Our company-owned brokerage services accounted for 83.4%, 78.8% and 68.1% of net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Net revenues from our company-owned brokerage services increased in 2013 and decreased in 2014. The increase in 2013 was primarily due to the increase in our sales and purchase transaction volume as a result of the increase in the overall secondary home sales transaction volume in China. The decrease in 2014 was mainly due to the nationwide reduction in transaction volume in the secondary real estate market and lower commission income per secondary home transaction.

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

        Net revenues from our company-owned brokerage services are significantly affected by transaction volume, our commission rates and the average transaction value of the properties that we assist in selling, purchasing and leasing, as follows:

  •
  Transaction volume.  Transaction volumes are largely affected by general real estate market policies and conditions in China and local market conditions, our brand recognition, our network of company-owned sales offices and sales professionals, our ability to market and sell our services to a substantial number of purchasers, sellers, property developers, lessors and lessees of properties, our ability to obtain information on potential sales or rental leads, and the quality of our services. Since April 2010, the PRC government has implemented a series of measures and rules to strengthen the regulation and control of the real estate market and to curb excessive lending in the real estate industry, including more stringent home purchase restrictions in 2011 in order to effectively curb the rise of housing prices. Such government measures and policies have caused a significant negative impact on the real estate market in the past few years and a reduction in the overall real estate transaction volumes in 2010 and 2011. In February 2013, the Chinese government announced its "Five New Measures" for the administration of the housing market and detailed implementation rules. The market has been significantly impacted for the rest of 2013 and 2014. While these measures and policies remain in effect, they may continue to depress transaction volumes, delay potential home buyers from making purchases and cause a decline in average selling prices. In the past, we had grown transaction volumes by increasing the productivity per existing sales office as measured by average monthly net revenues per operating sales office. We seek to drive our revenues in future years by maximizing the productivity per existing sales office.

  •
  Commission rates:  Before July 1 2014, our commission rates were regulated by the PRC and provincial governments, which set maximum rates that vary from city to city. Commissions ranged up to an aggregate 3% of transaction value for sales and purchases, and up to one month's rent in the case of rentals. In Beijing, governmental authorities issued guidance in August 2011 for maximum commission rates for consulting services that a real estate service company may charge. Particularly, the maximum commission rate for selling brokerage services has been lowered to 2% by the Beijing Municipal Commission of Development and Reform and the Beijing Municipal Commission of Housing and Urban-Rural Development. Although such maximum commission rate can float under the negotiation between the real estate service company and its clients for certain complex brokerage services, the floating range may not exceed 10%. On July 1, 2014, the National Development and Reform Commission issued new policy that the rates will no longer be regulated. However, how to set up the rates is still supervised and monitored by each local Municipal Commission of Development and Reform Commission and the local Municipal Commission of Housing and Urban-Rural Development Commission.

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

        Primary and Commercial Services.    Our primary and commercial services accounted for 11.4%, 15.6% and 18.0% of net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. We began to create teams dedicated to the primary and commercial real estate markets in 2009 and began managing our primary and commercial services as a separate segment in 2010, which includes two business units. In 2011, we acquired 55% equity ownership of Shanggu to further expand our primary and commercial services. We currently reserve the right to acquire an additional 5% equity interest in Shanggu.

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

        Mortgage Management Services.    Our mortgage management services accounted for 3.4%, 4.2% and 10.6% of net revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

        We generate revenues in our mortgage management services primarily through our advisory services to home buyers and home owners and our loan services in connection with our provision of entrusted and mortgage credit loans. For advisory services, we introduce home mortgage and home equity products made available by various commercial banks to home buyers and owners and arrange property financing, valuation services and title transfers. We charge service fees from home buyers and owners in our advisory services. For loan services, we provide financing to consumers through commercial banks or our mortgage credit company. We collect interests and services fees related to the provision of entrusted and mortgage credit loans in our loan services. The revenues generated from advising home equity loans and providing entrusted and mortgage credit loans accounted for 85% of our total mortgage management service revenues in 2014.

        Revenues from our mortgage management services are significantly affected by transaction volume, commission rates and the average loan amount of the home mortgage, home equity, entrusted and mortgage credit loans. The number of persons seeking home mortgages in connection with the purchase of a property significantly impacts the number of applications for home mortgages for which we can advise or offer services. In this regard, we cross-sell our mortgage management services to clients of our company-owned sales offices. In 2012, 2013 and 2014, a substantial majority of the transactions handled by our company-owned brokerage services in which mortgages were utilized made use of our mortgage management services.

        Franchise Services.    Our franchise services accounted for 1.8%, 1.4% and 3.3% of net revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

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

        Commissions and other agent-related costs.    Our commissions and other agent-related costs primarily include salaries, benefits and commissions paid to our sales professionals, other staff and management for company-owned brokerage services and primary and commercial services and, to a lesser degree, for mortgage management services and franchise services. Compensation for our sales professionals and managers consists of a fixed salary and benefit package, together with a variable incentive-based component that is expected to comprise a majority of the sales professional or manager's compensation. We believe such a commission-based system aligns the interests of our sales professionals with our interests, and allows us to control expenses if transaction volumes or property values decline. Commissions and other agent-related costs amounted to 60.9%, 64.1% and 64.0% of net revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

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

        Operating costs amounted to 23.4%, 21.0% and 27.9% of net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. The majority of these operating costs were incurred in relation to our company-owned brokerage services, which accounted for 89.2%,86.5% and 78.2% of operating costs for the years ended December 31, 2012, 2013 and 2014, respectively.

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

        Selling, general and administrative expenses amounted to 23.7%, 26.7% and 32.2% of net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. Expenses relating to our company-owned brokerage services accounted for 48.4% and 53.0% and 48.7% of selling, general and administrative expenses for the years ended December 31, 2012, 2013 and 2014, respectively. Expenses relating to our primary and commercial services accounted for 6.8%, 8.1% and 8.2% of selling, general and administrative expenses for the years ended December 31, 2012, 2013 and 2014, respectively. Expenses relating to non-allocated costs accounted for 34.1%, 29.3% and 28.2% of selling, general and administrative expenses for the years ended December 31, 2012, 2013 and 2014, respectively. Non-allocated costs consist primarily of costs and expenses associated with our headquarters centralized back office departments, including our IT department and on-line marketing department.

        Share-based compensation expenses were RMB3.5 million, RMB0.2 million and RMB0.1 million (US$0.02 million) for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, we had RMB0.3 million (US$44,121) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of 1.82 years.

        On July 9, 2012, we extended the expiration dates of all then outstanding and unexercised stock options to the fifth anniversary of the date of such adjustment and amended the exercise prices of such stock options to the then current market value of our shares. We recorded the incremental fair value of RMB1.9 million as a result of the adjustment of options into the consolidated statements of operations for the year ended December 31, 2012.

        Goodwill impairment losses.    We had no goodwill impairment losses in 2014.

        Net change in fair value.    Net change in fair value in 2014 was RMB0.05 million (US$0.01 million), as a result of the change in fair value of the GLA put option.

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

	For the Years Ended December 31,
	2012	2013	2014	2014
	(RMB)	(RMB)	(RMB)	(US$)(1)
	(in thousands)
Revenue
Net revenues	748,133	877,451	534,634	86,167
Costs and Expenses
Commissions and other agent-related costs	(455,282)	(562,436)	(341,982)	(55,117)
Operating costs	(175,330)	(184,393)	(148,938)	(24,004)
Selling, general and administrative expenses	(177,475)	(234,065)	(172,118)	(27,740)
Goodwill impairment losses	(10,755)	(20,384)
Net change in fair value	11,989	22,069	52	8
Total costs and expenses	(806,853)	(979,209)	(662,986)	(106,853)
Loss from operations	(58,720)	(101,758)	(128,352)	(20,686)
Interest income	2,324	4,162	1,032	166
Other income	6,497	7,360	10,435	1,682
Foreign currency exchange loss	(19)	(113)	(37)	(6)
Loss before income tax and share of associates' losses	(49,918)	(90,349)	(116,922)	(18,844)
Income tax	(2,713)	2,332	5,677	915
Share of associates' income	2,547	2,074	1,847	298
Net loss	(50,084)	(85,943)	(109,398)	(17,631)
Non-controlling interest	(2,094)	12,792	474	76
Net loss attributable to IFM Investments Limited	(47,990)	(73,151)	(108,924)	(17,555)

(1)
Translations from Renminbi to U.S. dollars have been made at the noon buying rate of RMB6.2046 to US$1.00, the rate as set forth in the H.10 statistical release of the Federal Reserve Board of the United States on December 31, 2014.

        Selected financial information and operational data relating to each of our business lines is set forth below for the years indicated:

	2012	2013	2014	2014
	(RMB)	(RMB)	(RMB)	(US$)(1)
Company-owned brokerage services
Net revenues (in thousands)	623,927	691,343	363,881	58,647
Average number of operating sales offices(2)	326	300	162	162
Average monthly net revenues per operating sales office (in thousands)	159.5	192.0	187.2	30.2
Primary and Commercial Services
Net revenues (in thousands)	85,115	137,333	96,193	15,503
Aggregate gross floor area of properties sold (in thousand square meters)	444	545	259	259
Mortgage management services
Net revenues (in thousands)	25,686	36,788	56,548	9,114
Amount of referred home mortgages and home equity loans (in thousands)	2,860,512	3,851,138	2,055,749	331,327
Average entrusted and mortgage credit loan balance outstanding (in thousands)	41,490	72,131	189,432	30,531
Franchise services
Net revenues (in thousands)	13,405	11,987	18,012	2,903
Number of regional sub-franchisors as of year end	25	23	22	22

(1)
Translations from Renminbi to U.S. dollars have been made at the noon buying rate of RMB6.2046 to US$1.00, the rate as set forth in the H.10 statistical release of the Federal Reserve Board of the United States on December 31, 2014.

(2)
Equals the sum of the number of sales offices under operation that existed at the end of each month (excluding temporarily closed offices) in the applicable period, divided by the number of months in such period.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

        Net revenues.    Our net revenues decreased by RMB342.9 million, or 39.1%, from RMB877.5 million for the year ended December 31, 2013 to RMB534.6 million (US$86.2 million) for the year ended December 31, 2014. This decrease was a result of lower revenue from company-owned brokerage services and primary and commercial services in 2014, due to the nationwide reduction in transaction volumes in the secondary and primary property markets in China.

        Company-Owned Brokerage Services.    Net revenues from our company-owned brokerage services decreased by RMB327.4 million, or 47.4%, from RMB691.3 million for the year ended December 31, 2013 to RMB363.9 million (US$58.7 million) for the year ended December 31, 2014. This decrease was mainly due to a decrease in transaction volumes and lower commission income per secondary home transaction.The number of total sales and purchase transactions decreased from approximately 17,000 in 2013 to approximately 7,000 in 2014, of which the number of sales and purchase transactions of secondary homes decreased from approximately 14,600 in 2013 to approximately 5,200 in 2014. At the same time, the average selling price per square meter of secondary homes brokered by our company increased to approximately RMB31,900 for the year ended December 31, 2014 from approximately RMB27,500 for the year ended December 31, 2013. The average number of our company-owned sales offices in operation decreased to 162 for the year ended December 31, 2014 from 300 for the year ended December 31, 2013. As a result of the foregoing, our average monthly net revenues per operating sales office decreased to approximately RMB187,182 (US$30,168) for the year ended December 31, 2014 from approximately RMB192,040 for the year ended December 31, 2013.

        Primary and Commercial Services.    Net revenues from our primary and commercial services decreased by RMB41.1 million, or 29.9%, from RMB137.3 million for the year ended December 31, 2013 to RMB96.2 million (US$15.5 million) for the year ended December 31, 2014. This decrease was primarily due to commissions generated from the sale of a total GFA of approximately 258,548 square meters of new properties in 2014 as compared to a total GFA of approximately 544,950 square meters of new properties sold in 2013. In addition, we gained a higher average commission rate but a lower average selling price per square meter due to market slowdown.

        Mortgage Management Services.    Net revenues from our mortgage management services increased by RMB19.7 million, or 53.5%, from RMB36.8 million for the year ended December 31, 2013 to RMB56.5 million (US$9.1 million) for the year ended December 31, 2014. This increase was primarily due to an increase in revenue and service fees earned from mortgage credit loans provided by our company. We provided services for referred home mortgage and home equity loans with an aggregate amount of RMB2.1 billion (US$0.3 billion) to our customers in 2014, as compared to RMB3.9 billion in 2013. The revenues generated from advising consumers for home equity loans and providing entrusted and mortgage credit loans accounted for 85% of total mortgage services revenues in 2014. As of December 31, 2014, our total outstanding balance for entrusted loans and mortgage loans receivable was RMB259.7million (US$41.9million), with an average loan-to-value ratio of approximately 50%.

        Franchise Services.    Net revenues from our franchise services increased by RMB5.9 million, or 48.8%, from RMB12.1 million for the year ended December 31, 2013 to RMB18.0 million (US$2.9 million) for the year ended December 31, 2014. This increase was primarily attributable to the initial franchisee fee received from the sale of franchise rights in Lanzhou.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs accounted for 64.1% and 64.0% of net revenues for the years ended December 31, 2013 and 2014, respectively. Our commissions and other agent-related costs decreased by RMB220.4 million, or 39.2%, from RMB562.4 million for the year ended December 31, 2013 to RMB342.0million (US$55.1million) for the year ended December 31, 2014. This decrease was mainly due to lower commission expenses in 2014 as a result of the decrease in commission revenues from company-owned brokerage services and primary and commercial services, as well as a decrease in salary and benefits for sales staff resulting from store closure during fiscal year 2014. We had an average of approximately 3,530 company-owned brokerage services sales staff in 2014, as compared to approximately 6,000 in 2013. As to the variable costs, our consolidated commission expenses were RMB309.6 million and RMB159.4 million (US$25.7 million), or 35.3% and 29.8% as a percentage of total consolidated net revenues for 2013 and 2014, respectively.

        Operating costs.    Our operating costs represented 21.0% and 27.9% of our net revenues for the years ended December 31, 2013 and 2014, respectively. Our operating costs decreased by RMB35.5 million, or 19.3%, from RMB184.4 million for the year ended December 31, 2013 to RMB148.9 million (US$24.0 million) for the year ended December 31, 2014. This decrease was primarily due to a decrease in sales offices rental costs resulting from a reduction in the number of sales offices in operation, and was partially offset by increases in operating costs related to property refinancing activities and store closure-related costs. Total depreciation and amortization expenses for 2014 were RMB21.2 million (US$3.4 million).

        Selling, general and administrative expenses.    Our selling, general and administrative expenses accounted for 26.7% and 32.2% of our net revenues for the years ended December 31, 2013 and 2014, respectively. Our selling, general and administrative expenses decreased by RMB62.0 million, or 26.5%, from RMB234.1 million for the year ended December 31, 2013 to RMB172.1 million (US$27.7 million)

for the year ended December 31, 2014. This decrease was largely due to decreases in marketing expenses, other general and administrative expenses and salary and benefits for non-sales staff as a result of the cost reduction effort in 2014.

        Net change in fair value.    Our net change in fair value in 2014, which was recognized as a gain, was RMB0.05 million (US$0.01 million), as a result of the change in fair value of the GLA put option.

        Goodwill impairment losses.    Our goodwill impairment losses in 2013 and 2014 were RMB20.4 million and nil, respectively.

        Interest income.    Our interest income decreased by RMB3.2 million, or 76.2%, from RMB4.2 million for the year ended December 31, 2013 to RMB1.0 million (US$0.2 million) for the year ended December 31, 2014, primarily due to a decrease in cash and cash equivalent to generate less interest income. Cash and cash equivalents decreased from RMB145.6 million as of December 31, 2013 to RMB47.6million (US$7.7 million) as of December 31, 2014.

        Foreign currency exchange loss.    We did not incur significant foreign currency exchange loss for the years ended December 31, 2013 and 2014, respectively. The fluctuation between 2013 and 2014 was primarily due to the appreciation of the RMB against the U.S. dollar in 2014.

        Income tax.    We had an income tax gain in 2014, including deferred income tax gains of RMB9.1 million (US$1.5million) as a result of the increase of deferred tax assets, and current income tax expenses of RMB3.4 million (US$0.5 million) for the year ended December 31, 2014 resulting from the taxable profit for the primary and commercial segment.

        Share of associates' income.    Share of associates' income decreased from RMB2.1 million for the year ended December 31, 2013 to RMB1.8 million (US$0.3 million) for the year ended December 31, 2014.

        Net loss.    As a result of the foregoing, we had a net loss of RMB109.4 million (US$17.6 million) for the year ended December 31, 2014, as compared to a net loss of RMB85.9 million for the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Net revenues.    Our net revenues increased by RMB129.4 million, or 17.3%, from RMB748.1 million for the year ended December 31, 2012 to RMB877.5 million for the year ended December 31, 2013. This increase was primarily due to the significantly higher sales and purchase transaction volumes from both company-owned brokerage services and primary and commercial services in 2013, as well as developed and expanded mortgage management services.

        Company-Owned Brokerage Services.    Net revenues from our company-owned brokerage services increased by RMB67.4 million, or 10.8%, from RMB623.9 million for the year ended December 31, 2012 to RMB691.3 million for the year ended December 31, 2013. The increase was mainly due to higher transaction volumes and improved per-sales office performance in 2013. The number of total sales and purchase transactions increased from approximately 16,800 in 2012 to approximately 17,000 in 2013, among which the number of sales and purchase transactions of secondary homes increased from approximately 12,750 in 2012 to approximately 14,600 in 2013. At the same time, the average selling price per square meter of secondary homes brokered by our company increased to approximately RMB27,500 for the year ended December 31, 2013 from approximately RMB23,500 for the year ended December 31, 2012. The average number of our company-owned sales offices in operation decreased to 300 for the year ended December 31, 2013, from 326 for the year ended December 31, 2012. As a result of the foregoing, our average monthly net revenues per operating sales office increased to approximately RMB192,040 for the year ended December 31, 2013 from approximately RMB159,500 for the year ended December 31, 2012.

        Primary and Commercial Services.    Net revenues from our primary and commercial services increased by RMB52.2 million, or 61.3%, from RMB85.1 million for the year ended December 31, 2012 to RMB137.3 million for the year ended December 31, 2013. This increase was primarily due to commissions generated from the sale of a total GFA of approximately 544,950 square meters of new properties in 2013 as compared to a total GFA of approximately 444,350 square meters of new properties sold in 2012. In addition, we gained a higher average commission rate and a higher average selling price per square meter due to business development.

        Mortgage Management Services.    Net revenues from our mortgage management services increased by RMB11.1 million, or 43.2%, from RMB25.7 million for the year ended December 31, 2012 to RMB36.8 million for the year ended December 31, 2013. This increase was primarily due to an increase in revenue and service fees earned from mortgage credit loans provided by our company and from traditional home mortgage loans and home equity loans brokered by our company. We provided services for referred home mortgage and home equity loans with an aggregate amount of RMB3.9 billion to our customers in 2013, as compared with RMB2.9 billion in 2012. The revenues generated from advising consumers for home equity loans and providing entrusted and mortgage credit loans accounted for 64% of total mortgage services revenues in 2013. As of December 31, 2013, our total outstanding balance for entrusted loans and mortgage loans receivable was RMB121.1 million, with an average loan-to-value ratio of approximately 50%.

        Franchise Services.    Net revenues from our franchise services decreased by RMB1.3 million, or 9.7%, from RMB13.4 million for the year ended December 31, 2012 to RMB12.1 million for the year ended December 31, 2013. This decrease was primarily attributable to higher initial franchise fees received in 2012 as a result of the resale of franchise rights in Urumqi in December 2012.

        Commissions and other agent-related costs.    Our commissions and other agent-related costs accounted for 60.9% and 64.1% of net revenues for the years ended December 31, 2012 and 2013, respectively. Our commissions and other agent-related costs increased by RMB107.1 million, or 23.5%, from RMB455.3 million for the year ended December 31, 2012 to RMB562.4 million for the year ended December 31, 2013. This increase was primarily attributable to higher commission expenses in 2013 as a result of the significant increase in commission revenues from company-owned brokerage services and primary and commercial services, as well as an increase in salary and benefits for sales staff as a result of an increase in the number of sales staff employed during 2013. We had an average of approximately 6,000 company-owned brokerage services sales staff in 2013, as compared to approximately 5,360 in 2012. As to the variable costs, our consolidated commission expenses were RMB245.7 million and RMB309.6 million, or 32.8% and 35.3% as a percentage of total consolidated net revenues for 2012 and 2013, respectively.

        Operating costs.    Our operating costs represented 23.4% and 21.0% of our net revenues for the years ended December 31, 2012 and 2013, respectively. Our operating costs increased by RMB9.1 million, or 5.2%, from RMB175.3 million for the year ended December 31, 2012 to RMB184.4 million for the year ended December 31, 2013. This increase was primarily due to an increase in sales offices rental costs resulting from an increase in average rental rates and an increase in store closure-related costs, as well as an increase in service charges associated with revenue from the primary and commercial services. Total depreciation and amortization expenses for 2013 were RMB23.5 million.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses accounted for 23.7% and 26.7% of our net revenues for the years ended December 31, 2012 and 2013, respectively. Our selling, general and administrative expenses increased by RMB56.6 million, or 31.9%, from RMB177.5 million for the year ended December 31, 2012 to RMB234.1 million for the year ended December 31, 2013. This increase was largely due to increases in marketing expenses, other general and administrative expenses and salary and benefits for non-sales staff as a result of an increase in the number of non-sales staff in 2013.

        Net change in fair value.    Our net change in fair value in 2013, which was recognized as a gain, was RMB22.1 million, primarily as a result of the change in fair value of the contingent consideration payable resulting from the disparity between estimated and actual revenues and earnings in 2013, which combined with our company's payment of a RMB6.0 million installment of consideration payable to the seller of Shanggu in the fourth quarter of 2013, resulted in a decrease in the balance of contingent consideration payable of RMB28.2 million.

        Goodwill impairment losses.    Our goodwill impairment losses in 2013 were RMB20.4 million, primarily as a result of the shortfall in the results of operations of our Shanggu business unit as compared with estimates made at the end of 2012.

        Interest income.    Our interest income increased by RMB1.9 million, or 82.6%, from RMB2.3 million for the year ended December 31, 2012 to RMB4.2 million for the year ended December 31, 2013, primarily due to our improved management of cash and cash equivalent to generate more interest income. Cash and cash equivalents decreased from RMB191.0 million as of December 31, 2012 to RMB145.6 million as of December 31, 2013.

        Foreign currency exchange loss.    We did not incur significant foreign currency exchange loss for the years ended December 31, 2012 and 2013, respectively. The fluctuation between 2012 and 2013 was primarily due to the appreciation of the RMB against the U.S. dollar in 2013.

        Income tax.    We had an income tax gain in 2013, including deferred income tax gains of RMB5.6 million as a result of the increase of deferred tax assets, and current income tax expenses of RMB3.3 million for the year ended December 31, 2013 resulting from the taxable profit for the primary and commercial segment.

        Share of associates' income.    Share of associates' income decreased from RMB2.5 million for the year ended December 31, 2012 to RMB2.1 million for the year ended December 31, 2013.

        Net loss.    As a result of the foregoing, we had a net loss of RMB85.9 million for the year ended December 31, 2013, as compared to a net loss of RMB50.1 million for the year ended December 31, 2012.

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

        The advisory services income related to home mortgage loan and home equity loan is recognized when the mortgage loan funds are disbursed by banks to the customers. Income for the entrusted and mortgage credit loans in loan services is recognized in the income statement over the lives of the loans, based on effective interest rates. We review the carrying amounts of entrusted and mortgage credit loans at each quarter end or more frequently if circumstances indicated impairment may have occurred. We did not incur any impairment losses on the entrusted and mortgage credit loans for the year 2014.

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

        As of December 31, 2014, we had contingent consideration payable in the amount of RMB5.6 million (US$0.9 million).

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

        In April 2014, we entered into a supplemental agreement relating to the acquisition of Shanggu. Pursuant to the supplemental agreement, the put right of the non-controlling shareholder of Shanggu to require us to acquire another 35% of the equity interest of Shanggu between 2014 and 2019 was waived. As a result, the 35% non-controlling interest has been reclassified from temporary equity to permanent equity on the date the supplemental acquisition agreement was executed. Furthermore, we reserve the right to acquire an additional 5% equity interest in Shanggu. The call option to purchase 5% additional equity interests in Shanggu must be accounted for as a mark-to-market asset through earnings. Given the exercise price is expected to be the fair value of the 5% of equity interest of Shanggu at purchase time, we determined that the option is immaterial to the financial statements as a whole. Therefore, the call option was not recognized in the balance sheet of the Company.

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

        Allowances for doubtful accounts charged to selling, general and administrative expenses were RMB12.1 million, RMB14.7 million and RMB6.7 million (US$1.1million) for the years ended December 31, 2012, 2013 and 2014, respectively. The allowance for doubtful accounts ending balance of RMB17.3 million, RMB22.2 million and RMB7.5 million (US$1.2 million) as of December 31, 2012, 2013 and 2014, respectively, represents a net ending balance after actual write-offs during the year. Accounts receivable are stated net of such allowance balances at the end of year.

Loans and allowance for loan impairment

        We report entrusted and mortgage credit loans provided to customers at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. We report loans transferred to investors at their outstanding principal balances net of interest prepaid as loans payable. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Based on management's initial intent and ability with regard to those loans, all the loans are held-for-investment and are classified as loans receivables, net of unearned income on the consolidated balance sheets, and the related cash flows are included within the cash flows from investing activities category in the consolidated statement of cash flows in the line items of loans issuance and receipt of loan principals. The cash flows from the transfer of the loans and the redemption of the loan principals are included within the cash flows from financing activities category in the consolidated statement of cash flows in the line items of transfer of loans and repurchase of loans.

        Since 2013, our entrusted and mortgage credit loan services have been improved by property refinancing activities, through which certain individuals offer loans to consumers after receiving financing from our mortgage credit company and then transfer such loans, entirely or partially, to third-party investors. We act as guarantors for such loans and remain responsible for the repayment of loans by the consumers. We treat the property refinancing activities as one continuing operating business of mortgage management services. Therefore, the cash flows related to these activities were included within the cash flows from operating activities category in the consolidated statement of cash flows on the lines Receipt of loan principals and Issuance/repurchase of loan.

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

        We did not recognize any impairment of loans receivable for the years ended December 31, 2012, 2013 and 2014.

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

        We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the value of goodwill recorded on our balance sheets may exist. The timing of an impairment test may result in changes to our statements of operations in our current reporting year that could not have been reasonably foreseen in prior years. Application of an impairment test of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit, which could trigger impairment. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheets. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. We recognized no impairment loss from Shanggu in 2014. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charge. See Note 2(i) "Goodwill and indefinite-lived intangible assets" in the Consolidated Financial Statements for additional information.

Impairment of long-lived assets

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. Determination of recoverability is based on estimates and changes in these estimates and assumptions could materially impact our financial position and results of operations. No impairment of long lived assets was recognized for the years ended December 31, 2012, 2013 and 2014.

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

Income taxes

        We currently have deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, all of which are available to reduce future income taxes payable in our significant tax jurisdictions. The largest component of our deferred tax assets are operating loss carry forwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we established a valuation allowance to offset the deferred tax assets. As of December 31, 2012, 2013 and 2014, we recognized a total valuation allowance of RMB168.1 million, RMB186.9 million and RMB202.7 million (US$32.7 million), respectively. If we subsequently determine that all or a portion of the carry forwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. We made significant judgment in evaluating our uncertain tax positions and determining its provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2014, we did not have any significant unrecognized uncertain tax positions.

B.    OUR LIQUIDITY AND CAPITAL RESOURCES

        Through December 31, 2014, our principal sources of liquidity were cash generated from our operating activities and the proceeds from our initial public offering in 2010. Our net cash used in operating activities was RMB31.7 million, RMB34.6 million and RMB 106.0million (US$17.1 million) for the years ended December 31, 2012, 2013 and 2014, respectively. Consequently, our accumulated deficit was RMB674.1 million, RMB747.3 million and RMB856.2 million (US$138.0 million) as of December 31, 2012, 2013 and 2014, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments placed with banks and other financial institutions that are unrestricted as to withdrawal or use and have maturities of three months or less.

        On February 2, 2010, we completed an initial public offering with gross proceeds of RMB557.5 million. Since then, we have utilized a significant amount of cash on hand and the proceeds from our initial public offering to open more sales offices in Beijing, Shanghai, Shenzhen and Chengdu as we expanded our network of company-owned brokerage services up to the first quarter of 2011, and expanded mortgage management services and primary and commercial services in 2011 and 2012. The number of our operating sales offices decreased significantly from 317 as of December 31, 2012 to 250 as of December 31, 2013 and further to 89 as of December 31, 2014. As a result, we expect to incur less fixed costs for company-owned brokerage services due to the decreases in the number of our sales offices and sales staff. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flows and existing cash and bank balances.

        On September 26, 2014, China Commercial Bank Shanghai branch offered a loan credit facility of RMB 20 million with additional RMB 10 million after one year. On September 28, 2014, we drew down RMB4.9 million of the facility with no financial covenant. The facility can be renewed annually and the first drawdown can be renewed in six months period. The duration of the short-term loan was 6 months from September 29, 2014 to March 29, 2015, and the weighted average annual interest rate was 5.66%. The maturity of the loan has been extended to September 29, 2015 in March 2015.

        We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries. Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries with foreign investments is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries. In addition, dividend payments from our PRC subsidiaries could be delayed as such dividends may only be distributed upon completion of an annual audit of such subsidiary. As we intend to reinvest earnings in further expanding our business, we currently do not plan to declare dividends in 2015.

        The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2012	2013	2014	2014
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash used in operating activities	(31,734)	(34,556)	(106,036)	(17,089)
Net cash (used in) provided by investing activities	(5,165)	(27,050)	23,016	3,709
Net cash (used in) provided by financing activities	(7,486)	16,309)	(14,986)	(2,416)
Effects of foreign exchange rate changes on cash and cash equivalents	(17)	(141)	12	2
Net decrease in cash and equivalents	(44,402)	(45,438)	(97,994)	(15,794)
Cash and cash equivalents at the beginning of the year	235,450	191,048	145,610	23,468
Cash and cash equivalents at the end of the year	191,048	145,610	47,616	7,674

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

        For the year ended December 31, 2014, net cash used in operating activities amounted to RMB106.0 million (US$17.1 million), primarily due to RMB109.4 million (US$17.6 million) net loss during the year and an increase in payment of RMB51.0 million (US$8.2 million) in accrued expense and other current liabilities and a decrease in receipts in advance of RMB12.1 million (US$1.9 million), offset mainly by RMB5.4 million (US$0.9 million) in accounts receivable, and 22.5 million (US$3.6 million) in prepaid and other current assets. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2014 were RMB21.2 million (US$3.4 million) in depreciation and amortization expenses, RMB10.7 million (US$1.7 million) in the loss on disposal of property and equipment, RMB6.7 million (US$1.1 million) in the provision of doubtful accounts. The increase in net cash used in operating activities from 2013 to 2014 was primarily due to an increase in operating loss, as well as an increase in payment of accrued expenses and other current liabilities and a decrease in receipts in advance.

        For the year ended December 31, 2013, net cash used in operating activities amounted to RMB34.6 million, primarily due to RMB85.9 million net loss during the year and an increase of RMB7.3 million in accounts receivable, offset mainly by RMB24.1 million in accrued expense and other current liabilities. The principal non-cash items accounting for the difference between the net loss and the cash used in operating activities in 2013 were RMB23.5 million in depreciation and amortization expenses, RMB14.7 million in the provision of doubtful accounts. The increase in net cash used in operating activities from 2012 to 2013 was primarily due to an increase in operating loss, partially offset by better cash receipts and recognition of deferred revenue.

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

        Net cash provided by investing activities amounted to RMB23.0 million (US$3.7 million) for the year ended December 31, 2014, primarily as a result of the net effect of mortgage credit loan repayments of RMB35.4 million (US$5.7 million), partially offset by purchase of property, plant and equipment of RMB12.4 million (US$2.0 million).

        Net cash used in investing activities amounted to RMB27.0 million for the year ended December 31, 2013, primarily as a result of the net effect of mortgage credit loan repayments of RMB7.3 million and purchase of property, plant and equipment of RMB17.6 million.

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

        Net cash used in financing activities amounted to RMB15.0 million (US$ 2.4 million) for the year ended December 31, 2014, primarily as a result of the net effect of the expanded property refinancing activities of RMB18.5 million (US$3.0 million) and RMB5.9 million (US$0.1 million) in dividend payment, partially offset by an increase of RMB4.3 million (US$0.7 million) in restricted cash and an increase of RMB4.9 million (US$0.8 million) in short term loan.

        Net cash provided by financing activities amounted to RMB16.3 million for the year ended December 31, 2013, primarily as a result of the net effect of the expanded property refinancing activities of RMB12.8 million and an increase in restricted cash of RMB3.9 million.

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

        We offer our mortgage management services under the trade name of Kaisheng Jinglue in Beijing, Shanghai and Chengdu. We have registered the trademark of Kaisheng Jinglue in China with a term of ten years ending on March 6, 2023, in a range of classes, including insurance brokerage services, mortgage credit, trust, guarantee services, leasing guarantee services, insurance consulting and real estate agent services.

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events, including those listed under "Key Information—Risk Factors," for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table sets forth our contractual obligations as of December 31, 2014:

Contractual Obligations (in thousands of RMB)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating Lease Obligations	103,741	44,657	43,089	15,047	948
Minimum Service Fees	6,357	620	1,240	1,240	3,257
Contingent Consideration payable	5,623	5,623	—	—	—
Long-term Deposits Payable	10,430	513	1,200	2,756	5,961

Total	126,151	51,413	45,529	19,043	10,166

Operating Leases

        Our operating lease agreements are principally for our administrative offices and real estate brokerage sales offices. These leases have expiration dates, the latest of which is in 2020.

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

Contingent Consideration Payable

        The contingent consideration payable arose from our acquisition of Shanggu in the second quarter of 2011 and is measured at fair value. The contingent consideration payable as of December 31, 2014 was RMB5.6 million (US$ 0.9 million).

Long-term Deposits Payable

        We receive security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2014 were RMB10.4 million (US$1.7 million).

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

H.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        The FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that "represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results." The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may "early adopt" the guidance for new disposals. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In August 2014, the FASB issued Presentation of Financial Statements—Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after

December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that this adoption will have a significant impact on our financial position, results of operations, or cash flows.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth our current directors, and executive officers, their ages as of the date of this annual report and the positions held by them. The business address for each of our directors and executive officers is 9/A5, East Wing, Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing 100004, People's Republic of China.

Name	Age	Position
Donald Zhang	61	Chairman, Chief Executive Officer
Harry Lu	48	Vice Chairman, President
Kevin Cheng Wei	47	Director
Steve Mao Ye	39	Chief Financial Officer
Weiping Zhang	61	Director and Vice President
Jennifer Tang	48	Director
Qiang Chai	53	Independent Director
Liang Pei	46	Independent Director
Conor Chiahung Yang	52	Independent Director
Bo Ren Kwan	53	Independent Director
Sheng Kang	41	General Manager of Mortgage Management Services Business Unit
Hau Piu Ip	40	General Manager of Shanghai Ruifeng

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

        Ms. Jennifer Tang has served as our director since 2009. Ms. Tang joined Avenue Asia Singapore Pte Ltd in 2006 and serves as its senior managing director responsible for asset management and legal matters for the Avenue Asia Strategy. From 2000 to 2006, Ms. Tang held various positions with Hutchison Whampoa Limited, including serving as group senior legal counsel of Hutchison Telecommunications International Ltd, a public company listed on the NYSE and the Stock Exchange of Hong Kong. Ms. Tang received her bachelor's degree in commerce and a bachelor's degree in law from the University of New South Wales. She is currently admitted as a solicitor in New South Wales, Australia and Hong Kong. Ms. Tang was designated to serve as a member of our board of directors by GLA and now remains in such position pursuant to its board representation right under the Restructuring Deed.

        Mr. Qiang Chai has served as our independent director since January 2010. Mr. Chai also served as vice president and secretary general of China Institute of Real Estate Appraisers and Agents since 1999. From 1992 to 1999, he was the director of the Real Estate and Residence Research Institute and deputy chief economist of the Policy Research Center of the Ministry of Housing and Urban-Rural Development of PRC. From 1985 to 1992, Mr. Chai was chief and deputy director of the Urban Economic Research Office of Urban-Rural Development Economic Institute. Mr. Chai received his bachelor's degree in engineering from Wuhan University of Technology, and his master's degree and doctorate degree in economics from the graduate school of China Academy of Social Sciences.

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

        Mr. Bo Ren Kwan has served as our independent director since 2012. Mr. Kwan joined ZY Real Estate Investment (China) Limited in 2008 and serves as its senior partner and managing director. Mr. Kwan worked for ING Group from 1994 to 2007. He was the chief financial officer of ING Real Estate Investment Asia from 2005 to 2007, and was a member of its Asia Executive Committee responsible for new fund development and held a con-current position as the chief executive officer of ING Asia Retail Fund during his final year. Previously, he was a managing director of ING Real Estate China from 2003 to 2005. From 1994 to 2002, he was a managing director of Baring Private Equity Partners responsible for private equity investment in the China market. Mr. Kwan is a UK Chartered Accountant and worked for KPMG in London from 1985 to 1992. He is licensed by the Hong Kong Securities and Futures Commission on asset management and advisory activities. Mr. Kwan received his bachelor's degree in physics from the University of Nottingham. Mr. Kwan was designated to serve as a member of our board of directors by GLA pursuant to its board representation right under the Restructuring Deed.

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

B.    COMPENSATION

        For the year ended December 31, 2014, we paid an aggregate of approximately RMB11.0 million (US$1.8 million) in cash compensation to our executive officers, and we paid an aggregate of RMB806,598 (US$130,000) in cash compensation to our non-executive directors. The total amount set aside or accrued by us to provide pension, retirement or similar benefits for our executive officers and directors for the year ended December 31, 2014 was approximately RMB0.6 million (US$0.1 million).

Stock Incentive Plan

        Stock Incentive Plan.    On August 18, 2006, we adopted a stock incentive plan, or the plan, which was amended on October 19, 2007 and February 1, 2008, to provide additional incentive to those officers, employees, directors, consultants and others who serve our company, in order to strengthen the commitment of such persons to our company, motivate such persons to faithfully and diligently perform their duties and to attract and attain competent and dedicated persons whose efforts will result in our long-term growth and profitability. The plan permits us to grant five types of awards: incentive stock options, nonqualified stock options, restricted shares, restricted share units and other awards. As of December 31, 2014, the ordinary shares reserved for issuance under our plan represented 5.7% of our equity interest on a fully-diluted basis. As of December 31, 2014, the ordinary shares reserved for issuance under our plan represented 5.7% of our equity interest on a fully-diluted basis. As of December 31, 2014, after giving effect to our 10-for-1 share split which was effective on January 4, 2010, we had outstanding 38.57 million options to purchase ordinary shares of our company exercisable at a weighted average exercise price at US$0.02 per share and the aggregate number of ordinary shares underlying these options is 33.68 million. These options generally expire five years after their dates of grant. On July 9, 2012, we extended the expiration dates of all then outstanding and unexercised stock options to the fifth anniversary of the date of such adjustment and amended the exercise prices of such stock options to US$1.18 per ADS, representing 100% of the 30-trading day volume weighted average price per ADS as of the date of such adjustment, except that the exercise price of the then outstanding and unexercised stock options held by Donald Zhang was amended to US$1.30 per ADS, representing 110% of 30-trading day volume weighted average price per ADS as of the date of such adjustment. See Note 21 "Share-Based Compensation" in the Consolidated Financial Statements for additional information.

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

C.    BOARD PRACTICES

Board of Directors

        Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company by way of qualification unless prescribed by special resolutions. A director may, subject to any separate requirement for audit committee approval under applicable law, and unless disqualified by the chairman of the relevant board meeting, vote with respect to any contract or transaction in which he or she is interested provided the nature of the interest is disclosed in accordance with our amended and restated articles of association. The directors may exercise all the powers of our company which are not, by the Companies Law or our amended and restated articles of association, required to be exercised by shareholders, subject nevertheless to the provisions of the Companies Law and of our amended and restated articles of association and to such regulations being not inconsistent with such provisions, as may be prescribed by our company in general meeting. The board of directors may exercise all the powers of our company, to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of our company or of any third party.

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

Terms of Directors and Executive Officers

        Our board of directors is divided into three classes. At each annual general meeting one-third of the directors for the time being (or, if their number is not multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation in accordance with the provisions of our amended and restated articles of association, provided that the chairman of the board of directors and/or the managing director shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. Subject to the provisions of our amended and restated articles of association, upon expiration of the term of a class of directors, directors in that class are eligible for re-election at the annual meeting of the shareholders in the year in which their respective terms expire. Our directors are divided into three classes as follows:

            (i)  Harry Lu, Kevin Cheng Wei and Qiang Chai as Class III directors, and their terms will expire at the adjourned 2014 annual meeting of shareholders;

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

Audit Committee

        Our audit committee consists of Conor Chiahung Yang and Liang Pei. Conor Chiahung Yang and Liang Pei meet the "independence" standards under Rule 10A-3 under the Exchange Act. Conor Chiahung Yang is the chairman of our audit committee. Our audit committee consists solely of independent directors that satisfy SEC requirements. We currently have two independent directors on our audit committee, As a foreign private issuer whose registered securities are traded on OTCQB, we are permitted to follow home country practice or practice in jurisdiction where we do our business. The corporate governance practice in our home country, the Cayman Islands, does not require a minimum number of members on any committees. Also, the corporate governance practice in the jurisdiction we do business, the PRC, does not require a minimum number of members on any committees.

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

D.    EMPLOYEES

        We recruit sales professionals for our company-owned sales offices based on their education, qualification, experience and personality. We recruit on an as-needed basis. Most new recruits undergo a probation period before they are formally hired. We had 7,394, 6,087 and 3,102 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our full-time employees by area of responsibility as of the dates indicated

	As of December 31,
	2012	2013	2014
Company management	69	59	36
Sales professionals	6,614	5,263	2,653
Other employees	711	765	413

Total	7,394	6,087	3,102

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

E.    SHARE OWNERSHIP

        Please see Item 7.A.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

Beneficial Share Ownership

        The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 16, 2015, the latest practicable date, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Name	Number(1)	Percent(1)
Directors and Executive Officers:
Donald Zhang(2)	273,969,082	40.1%
Harry Lu(3)	55,492,271	8.2%
Kevin Cheng Wei	*	*
Steve Mao Ye	*	*
Weiping Zhang	*	*
Jennifer Tang	—	—
Qiang Chai	—	—
Liang Pei	—	—
Bo Ren Kwan	—	—
Conor Chiahung Yang	—	—
Sheng Kang	*	*
Hau Piu Ip	*	*

All Directors and Executive Officers as a group(4)	287,558,863	41.3%

5% and above Shareholders:
IFM Overseas Partners L.P.(5)	260,000,000	38.9%
Goldman Sachs Strategic Investments (Asia) L.L.C.(6)	141,611,117	21.2%
GL Asia Mauritius II Cayman Limited(7)	91,893,513	13.7%

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

(4)
Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang and Harry Lu through IFM Overseas Partners L.P., (ii) 26,354,978 Class A ordinary shares underlying share options held by our directors and executive officers as a group that are exercisable within 60 days after the date of this annual report.

(5)
Includes 260,000,000 Class A ordinary shares held by IFM Overseas Partners L.P. IFM Overseas Limited, a corporation incorporated under the laws of the Cayman Islands that acts as the general partner of IFM Overseas Partners L.P. and exercises investment control over the Class A ordinary shares held by this entity Maxpro International Enterprises, Inc., a New York corporation, owns 100% of the equity interest in IFM Overseas Limited. Donald Zhang owns 100% of the equity interest in Maxpro International Enterprises, Inc. through D&M Capital Corporation. IFM Holding Company Limited and Harry Lu, each a limited partner of IFM Overseas Partners L.P., hold 80% and 20% of the partnership interest in IFM Overseas Partners L.P., respectively. IFM Holding Company Limited is a corporation incorporated under the laws of Cayman Islands, and is 100% owned by Maxpro International Enterprises, Inc.

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

Record Holders in the United States

        As of April 16, 2015, the latest practicable date, approximately 25.5% of our total outstanding Class A ordinary shares, were held by a single holder of record in the United States, JPMorgan Chase Bank, N.A., the depositary for our ADS program.

B.    RELATED PARTY TRANSACTIONS

Purchase of Equity Interests from a Former Employee

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

Registration Rights

        Pursuant to the registration rights agreement dated December 30, 2009, we granted to each of Goldman Sachs Strategic Investments, GLA, Realogy and IFM Overseas Partners L.P. certain registration rights in relation to their shares of our company. The registration rights set forth in this registration rights agreement was terminated in February 2015.

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

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

Item 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

        Not applicable, except for Item 9A (4) and Item 9C.

        Our ADSs was listed on the NYSE from January 28, 2010 to January 2015 under the symbol "CTC". On March 11, 2015, our ADSs began trading on the OTCQB Marketplace under the ticker symbol "CTCLY". The following table provides the high and low closing prices for our ADSs for the periods indicated. Closing prices for all periods presented were adjusted to reflect the change of ratio of our ADSs from one ADS for fifteen (15) Class A ordinary shares to one ADS for forty-five (45) Class A ordinary share effective on April 16, 2012.

Calendar Period	High	Low
	(US$ per ADS)
2010 (January 28 to December 31)	24.45	11.13
2011	14.97	0.87
2012	2.58	0.99
January to March	2.58	0.99
April to June	2.10	1.00
July to September	1.98	1.08
October to December	1.95	1.34
2013	4.14	1.67
January to March	4.14	2.00
April to June	3.23	2.28
July to September	2.89	1.80
October to December	2.40	1.67
2014
January to March	2.15	1.60
April to June	1.70	0.92
July to September	1.80	1.18
October to December	2.09	0.58
2015
January	4.88	0.15
February	0.30	0.13
March	0.35	0.11
January to March	4.88	0.11
April (through April 23)	0.21	0.14

B.    PLAN OF DISTRIBUTION

        Not applicable.

C.    MARKETS

        Our ADSs were listed on NYSE from January 2010 to January 2015 under the symbol "CTC." We changed the ratio of our ADS to ordinary share from 1:15 to 1:45, effective on April 16, 2012.

        In January 2015, our ADSs were delisted from the New York Stock Exchange on the grounds that we have fallen below the NYSE's continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires our company to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period. On March 11, 2015, our ADSs began trading on the OTCQB Marketplace under the ticker symbol "CTCLY".

D.    SELLING SHAREHOLDERS

        Not applicable.

E.    DILUTION

        Not applicable.

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

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or brought into, the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2012 but otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

        This summary does not contain a detailed description of all the United States federal income tax consequences that may be applicable to you in light of your particular circumstances and, except as set forth below with respect to PRC tax considerations, does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other tax jurisdiction.

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

        Based on the quarterly average value of our assets for the taxable year ended December 31, 2014, we believe that we are likely to be classified as a PFIC for the year ended December 31, 2014 and we may continue to be classified as a PFIC in the current taxable year or a future taxable year. Based on the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules, we may continue to be a PFIC for the current taxable year if the price of our ADSs and ordinary shares is relatively low and we continue to hold a substantial amount of cash and other liquid assets. The composition of our income and our assets will be affected by how, and how quickly, we use our liquid assets and cash holdings.

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

Dividends

        Subject to the discussion under "Passive Foreign Investment Company Rules" below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a reduced rate provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. However, as discussed above, we believe that we were classified as a PFIC for the taxable year ended December 31, 2014. Our ADSs are traded on OTCQB Marketplace, which is an established securities market in the United States, and we presently believe our ADSs should qualify as being readily tradable. In the event that we are deemed to be a PRC resident enterprise under the CIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty. See "Item 10. Additional Information—E. Taxation—Peoples' Republic of China Taxation." If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In the event that we are deemed to be a PRC resident enterprise under the CIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt we incur in the future. In addition, our future interest income may be lower than expected due to changes in market interest rates. With respect to cash and cash equivalents as of December 31, 2014, a 10% decrease in interest rates would have decreased our interest income by RMB0.02 million for the year then ended.

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

        The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an appreciation of over 20.0% of the RMB against the U.S. dollar over the following three years. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. See "Item 3. Key Information—D. Risk Factors—Fluctuations in the value of the RMB may have a material and adverse effect on your investment." Our cash and cash equivalents included aggregate amounts US$0.2 million as of December 31, 2014. A 1.0% increase in the value of the RMB against the U.S. dollar would decrease the amount of the RMB by RMB0.01 million as of December 31, 2014. We had U.S. dollar payables of US$0.4 million as of December 31, 2014. A 1.0% increase in the value of the RMB against the U.S. dollar would increase the payable amount by RMB0.03 million as of December 31, 2014. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    DEBT SECURITIES

        Not applicable.

B.    WARRANTS AND RIGHTS

        Not applicable.

C.    OTHER SECURITIES

        Not applicable.

D.    AMERICAN DEPOSITARY SHARES

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

Item 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report). Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.

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

        As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our company's management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our company's management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Changes in Internal Control over Financial Reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. Conor Chiahung Yang qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

        Our board of directors has determined that Mr. Conor Chiahung Yang is independent as such term is defined under Rule 10A-3 under the Exchange Act.

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

	For the year ended December 31,
	2013	2014	2014
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	4,400	4,200	677

Total	4,400	4,200	677

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

(2)
The translations of U.S. dollar amounts into RMB amounts have been made at the exchange rate in effect on December 30, 2011, which was US$1.00 to RMB6.2939. See Part I.—Item 3. Key Information—Selected Financial Data—Exchange Rate Information."

Item 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        On April 10, 2015, PricewaterhouseCoopers Zhong Tian LLP declined to stand for re-election as the company's independent registered public accounting firm effective upon the issuance of their report on our consolidated financial statements for the year ended December 31, 2014.

        The audit reports of PricewaterhouseCoopers Zhong Tian LLP on our consolidated financial statements as of and for the fiscal years ended December 31, 2014 and 2013 contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

        During the fiscal years ended December 31, 2014 and 2013 and through April 10, 2015, there have been no disagreements with PricewaterhouseCoopers Zhong Tian LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers Zhong Tian LLP, would have caused them to make reference to the subject matter of the disagreement in connection with their report, nor have there been any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

        We have provided a copy of the foregoing disclosure to PricewaterhouseCoopers Zhong Tian LLP and requested that PricewaterhouseCoopers Zhong Tian LLP furnish a letter addressed to the SEC stating whether or not PricewaterhouseCoopers Zhong Tian LLP agrees with such disclosure. A copy of the letter from PricewaterhouseCoopers Zhong Tian LLP addressed to the SEC, dated April 27, 2015, is filed as Exhibit 15.3 to this Form 20-F.

Item 16G.    CORPORATE GOVERNANCE

        Not applicable.

Item 16H.    Mine Safety Disclosure

        Not applicable.

 PART III

Item 17.    FINANCIAL STATEMENTS

        Not applicable.

Item 18.    FINANCIAL STATEMENTS

        Our consolidated financial statements are included at the end of this annual report.

Item 19.    EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on June 1, 2012).
2.1	Registrant's Specimen American Depositary Receipt (included in Exhibit 2.4) (incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (file no. 333-164239) filed with the SEC on April 5, 2012, as amended).
2.2	Registrant's Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
2.4	Form of Amendment to Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit (a)(2) to our Registration Statement on Form F-6 (file no. 333-164239) filed with the SEC on April 5, 2012, as amended).
2.5	Registration Rights Agreement, dated as of December 30, 2009, granting registration rights to certain shareholders of the Registrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
2.6	Rights Agreement, dated as of November 17, 2010, between IFM Investments Limited and American Stock Transfer & Trust Company, L.L.C. (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on November 17, 2010).
2.7	First Amendment dated as of June 6, 2012, to the Rights Agreement dated as of November 17, 2010, between IFM Investments Limited and American Stock Transfer & Trust Company, L.L.C. (incorporated by reference to Exhibit 2.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on June 11, 2012).
2.8	Second Amendment dated as of November 15, 2013, to the Rights Agreement dated as of November 17, 2010, between IFM Investments Limited and American Stock Transfer & Trust Company, L.L.C. (incorporated by reference to Exhibit 2.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on November 15, 2013).

Exhibit Number		Description of Documents
4.1		Amended and Restated 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
4.2		Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
4.3		Form of Employment Agreement with Donald Zhang, Harry Lu and Weiping Zhang (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
4.4		English translation of Form of Labor Contract with Sheng Kang, Steve Mao Ye and Lei Wang (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
4.5		English translation of Labor Contract with Hau Piu Ip (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
4.6		Restated CENTURY 21 International Sub-franchise Agreement for the People's Republic of China, dated as of March 22, 2000 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
4.7		Restructuring Deed, dated as of April 27, 2012, between IFM Overseas Partners L.P., the Registrant, Donald Zhang, Harry Lu and GL Asia Mauritius II Cayman Ltd. (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on June 11, 2012).
4.8		Supplemental Deed to the Restructuring Deed, dated as of June 6, 2012, between IFM Overseas Partners L.P., the Registrant, Donald Zhang, Harry Lu and GL Asia Mauritius II Cayman Ltd. (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K (file no. 001-34598) filed with the SEC on June 11, 2012).
8.1	*	Subsidiaries of the Registrant.
11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (file no. 333-164216) filed with the SEC on January 5, 2010, as amended).
12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of DaHui Lawyers
15.2	*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
15.3	*	Letter from PricewaterhouseCoopers Zhong Tian LLP regarding Item 16F of this annual report
101.INS	*	XBRL Instance Document
101.SCH	*	XBRL Taxonomy Extension Schema Document
101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number		Description of Documents
101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed herewith

**
Furnished herewith

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IFM INVESTMENTS LIMITED
By:	/s/ DONALD ZHANG
	Name:	Donald Zhang
	Title:	Chairman and Chief Executive Officer

Date: April 27, 2015

IFM INVESTMENTS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public
Accounting Firm

To the Board of Directors and Shareholders of IFM Investments Limited:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of IFM Investments Limited and its subsidiaries (collectively, the "Company") at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People's Republic of China
April 27, 2015

IFM INVESTMENTS LIMITED

Consolidated Balance Sheets as of December 31, 2013 and 2014

(in thousands, except par value)

	December 31,
	2013	2014	2014
	RMB	RMB	US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	145,610	47,616	7,674
Restricted cash	13,235	8,903	1,435
Accounts receivable, net	168,872	156,786	25,269
Loans receivable, net	121,133	259,738	41,862
Amounts due from related parties	142	237	38
Prepaid expenses and other current assets	44,479	20,998	3,384
Deferred tax assets	9,630	14,437	2,327

Total current assets	503,101	508,715	81,989

Non-current assets:
Equity investments	15,215	17,062	2,750
Property and equipment, net	33,434	18,129	2,922
Intangible assets, net	84,747	79,877	12,874
Goodwill	83,559	83,559	13,467
Other non-current assets	18,207	15,379	2,479
Deferred tax assets	—	3,566	575

Total assets	738,263	726,287	117,056

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB155,521 and RMB308,446 (US$49,713) as of December 31, 2013 and 2014, respectively. Note 25):
Accounts payable	10,491	8,821	1,422
Accrued expenses and other current liabilities	328,034	429,376	69,201
Amounts due to related parties	282	11,782	1,899
Deferred revenue	19,909	7,815	1.260
Short term loan	—	4,900	790
Contingent consideration payable	5,623	5,623	906

Total current liabilities	364,339	468,317	75,478

Long-term deposits payable	10,582	10,430	1,681
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB1,399 and RMB1,310 (US$211) as of December 31, 2013 and 2014, respectively. Note 25)	15,781	15,008	2,419

Total liabilities	390,702	493,755	79,578

Redeemable non-controlling interest	42,779	—	—
Commitments and contingencies (Note 23)
Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized, 668,759 and 669,233 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	4,946	4,949	798
Additional paid-in capital	1,036,120	1,036,336	167,027
Statutory reserves	5,595	5,595	902
Accumulated deficit	(747,285)	(856,209)	(137,996)

Total IFM Investments Limited shareholders' equity	299,376	190,671	30,731

Non-controlling interests	5,406	41,861	6,747

Total shareholders' equity	304,782	232,532	37,478

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	738,263	726,287	117,056

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014

(in thousands, except per share and per ADS data)

	Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				(Note 2(c))
Net revenue	748,133	877,451	534,634	86,167
Costs and expenses:
Commissions and other agent-related costs	(455,282)	(562,436)	(341,982)	(55,117)
Operating costs	(175,330)	(184,393)	(148,938)	(24,004)
Selling, general and administrative expenses	(177,475)	(234,065)	(172,118)	(27,740)
Goodwill impairment losses	(10,755)	(20,384)	—	—
Net change in fair value (Note 2(q) and Note 21)	11,989	22,069	52	8

Total costs and expenses	(806,853)	(979,209)	(662,986)	(106,853)

Loss from operations	(58,720)	(101,758)	(128,352)	(20,686)
Interest income	2,324	4,162	1,032	166
Other income	6,497	7,360	10,435	1,682
Foreign currency exchange loss	(19)	(113)	(37)	(6)

Loss before income tax and share of associates' income (loss)	(49,918)	(90,349)	(116,922)	(18,844)
Income tax	(2,713)	2,332	5,677	915
Share of associates' income	2,547	2,074	1,847	298

Net Loss	(50,084)	(85,943)	(109,398)	(17,631)
Net loss (income) attributable to non-controlling interest	2,094	12,792	474	76

Net loss attributable to IFM Investments Limited	(47,990)	(73,151)	(108,924)	(17,555)

Net loss per share, basic	(0.07)	(0.11)	(0.16)	(0.03)
Net loss per share, diluted	(0.07)	(0.11)	(0.16)	(0.03)
Net loss per ADS, basic	(3.23)	(4.93)	(7.33)	(1.18)
Net loss per ADS, diluted	(3.23)	(4.93)	(7.33)	(1.18)
Number of shares used in calculating net loss per share, basic	667,672	668,198	669,132	669,132
Number of shares used in calculating net loss per share, diluted	667,672	668,198	669,132	669,132
Number of ADSs used in calculating net loss per ADS, basic	14,837	14,849	14,870	14,870
Number of ADSs used in calculating net loss per ADS, diluted	14,837	14,849	14,870	14,870

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Shareholders' (Deficit) Equity
for the years ended December 31, 2012, 2013 and 2014

(in thousands)

	IFM Investments Limited Shareholders' (Deficit) Equity
	Ordinary Shares		Treasury stock
					Additional Paid-in Capital RMB			Non- controlling Interests RMB	Total Shareholders' (Deficit) Equity RMB
	Shares	Amount RMB	Shares	Amount RMB		Statutory Reserves RMB	Accumulated Deficit RMB
Balance as of January 1, 2012	667,672	4,939	—	—	1,033,892	5,595	(626,144)	7,729	426,011

Net loss	—	—	—	—	—	—	(47,990)	(504)	(48,494)
Share-based compensation	—	—	—	—	1,759	—	—	—	1,759

Balance as of December 31, 2012	667,672	4,939	—	—	1,035,651	5,595	(674,134)	7,225	379,276

Net loss	—	—	—	—	—	—	(73,151)	(1,819)	(74,970)
Issuance of ordinary shares upon exercise of share options	1,087	7	—	—	178	—	—	—	185
Share-based compensation	—	—	—	—	291	—	—	—	291

Balance as of December 31, 2013	668,759	4,946	—	—	1,036,120	5,595	(747,285)	5,406	304,782

Net loss	—	—	—	—	—	—	(108,924)	(474)	(109,398)
Reclassification of redeemable non-controlling interest								42,779	42,779
Dividends								(5,850)	(5,850)
Issuance of ordinary shares upon exercise of share options	474	3	—	—	74	—	—	—	77
Share-based compensation (Note 21)	—	—	—	—	142	—	—	—	142

Balance as of December 31, 2014	669,233	4,949	—	—	1,036,336	5,595	(856,209)	41,861	232,532

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014

(in thousands)

	Years Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
				(Note 2(c))
Cash flows from operating activities:
Net Loss	(50,084)	(85,943)	(109,398)	(17,631)
Adjustments to reconcile net loss to net cash used in operating activities:
Goodwill impairment	10,755	20,384	—	—
Net change in fair value	(11,989)	(22,069)	(52)	(8)
Depreciation and amortization	28,246	23,498	21,219	3,420
Allowance for doubtful accounts	12,129	14,681	6,678	1,076
Effects of foreign currency exchange loss	19	113	37	6
Share-based compensation	3,465	242	142	23
Deferred tax assets and liabilities	(5,771)	(5,621)	(9,146)	(1,474)
Share of associates' income	(2,547)	(2,074)	(1,847)	(298)
Loss on disposal of equipment and leasehold improvement	5,598	5,056	10,729	1,729
Changes in operating assets and liabilities:
Accounts receivable	(91,326)	(7,266)	5,408	872
Amount due from related parties	(39)	(32)	(95)	(15)
Interests receivable	(225)	521	1,527	246
Receipt of loan principals	—	99,605	800,182	128,966
Issuance/repurchase of loan	—	(107,625)	(803,912)	(129,567)
Prepaid expenses and other current assets	(3,896)	(3,214)	22,481	3,623
Other non-current assets	3,297	1,437	2,828	456
Accounts payable	4,478	(1,774)	(1,052)	(170)
Amount due to related parties	6	10	11,500	1,853
Accrued expenses and other current liabilities	67,023	24,104	(51,019)	(8,223)
Deferred revenue	766	11,370	(12,094)	(1,949)
Long-term deposits payable	(1,639)	41	(152)	(24)

Net cash used in operating activities	(31,734)	(34,556)	(106,036)	(17,089)

Cash flows from investing activities:
Decrease in Restricted cash	447	904	(5)	(1)
Purchases of equipment and leasehold improvement	(8,119)	(17,553)	(12,389)	(1,997)
Loan issuance	(98,053)	(120,420)	(47,600)	(7,672)
Receipt of loan principals	100,560	115,998	83,010	13,379
Business combinations, net of cash acquired	—	(5,979)	—	—

Net cash (used in) provided by investing activities	(5,165)	(27,050)	23,016	3,709

Cash flows from financing activities:
Restricted cash—customers deposits	(7,486)	3,897	4,337	699
Proceeds from issuance of ordinary shares upon exercise of share options	—	185	77	12
Dividend	—	—	(5,850)	(943)
Short term loan	—	—	4,900	790
Transfer of loans	—	74,370	3,730	601
Repurchase of loans	—	(62,143)	(22,180)	(3,575)

Net cash (used in) provided by financing activities	(7,486)	16,309	(14,986)	(2,416)

Effects of foreign exchange rate changes on cash and cash equivalents	(17)	(141)	12	2
Net decrease in cash and cash equivalents	(44,402)	(45,438)	(97,994)	(15,794)
Cash and cash equivalents at the beginning of the year	235,450	191,048	145,610	23,468

Cash and cash equivalents at the end of the year	191,048	145,610	47,616	7,674

Supplemental schedule of non-cash activities
Consideration payable for business combination	33,774	5,623	5,623	906
Supplemental disclosure of cash flow information
Income tax paid	594	378	81	13
Interest paid	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

a)
Organization and principal activities

        IFM Investments Limited (the "Company"), was incorporated in the Cayman Islands on November 30, 2005, is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China.

        On January 28, 2010, the Company offered 12,487,500 (equivalent to 4,162,500 after the ratio change as described below) American Depositary Shares ("ADS"), representing 187,312,500 ordinary shares at US$ 7.00 each to public (equivalent of US$21.00 each to after ratio change as described below), raising gross proceeds of RMB557.5 million. The Company's ADS were quoted on New York Stock Exchange ("NYSE").

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

        In January 2015, the Company's ADSs were delisted from the New York Stock Exchange on the grounds that the Company has fallen below the NYSE's continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period. On March 11, 2015, the Company's ADSs began trading on the OTCQB Marketplace under the ticker symbol "CTCLY".

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

  (iii)
  Mortgage Management Services—includes comprehensive advisory services in connection with the selection and procurement of home mortgage and home equity products offered by commercial banks, and loan services in connection with the provision of entrusted and mortgage credit loans through commercial bank and our mortgage credit company. For advisory services, our experienced mortgage consultants promote and introduce various mortgage products, and advise home buyers or home owners in the selection of the appropriate mortgage product based on each mortgagor's individual needs. For loan services, we recognized interest and service fee related to the provision of entrusted and mortgage

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

    credit loans through a series of arrangements. As of December 31, 2014, the Company provided entrusted and mortgage credit loan with average loan-to-value ratio of approximately 50%.

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

b)
Major subsidiaries, variable interest entities ("VIE") and equity investments

As of December 31, 2014, the Company's major subsidiaries, VIEs and equity investments are listed below.

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
Subsidiaries
1	IFM Company Ltd. ("IFM Co.")	Oct 4, 1999	Cayman Islands	100%	Subsidiary	Holding franchise right
2	Beijing Aifeite International Franchise Consulting Company Ltd. ("IFM Beijing")	Mar 1, 2000	PRC	100%	Subsidiary	Real estate franchising
3	Genius Nation Investments Ltd. ("Genius")	May 18, 2006	British Virgin Islands	100%	Subsidiary	Investment holding
4	Shanghai Ruifeng Real Estate Investments Consultant Co., Ltd. ("Shanghai Ruifeng")	Sep 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service
5	Beijing Anxin Ruide Real Estate Brokerage Co., Ltd. ("Beijing Anxin")	Oct 19, 2006	PRC	100%	Subsidiary	Real estate brokerage service
6	Shanghai Anshijie Real Estate Consultant Co., Ltd. ("Anshijie")	Nov 28, 2006	PRC	100%	Subsidiary	Investment holding
7	Beijing Kaisheng Jinglue Guarantee Co., Ltd., ("MMC BJ")	Aug 13, 2007	PRC	100%	Subsidiary	Real estate mortgage brokerage service
8	Kaisheng Jinglue (Shanghai) Investment Management Co., Ltd. ("MMC SH")	Apr 8, 2008	PRC	100%	Subsidiary	Real estate mortgage brokerage service

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name		Date of Incorporation	Place of Incorporation	% of Ownership held by the Company	Relationship with the Company	Principal activity
23	CIR Real Estate Consultant (Shenzhen) Co., Ltd. ("Shenzhen CIR")*	Sep 15, 2005	PRC	100%	Subsidiary	Real estate brokerage service
24	Shanghai Yaye Real Estate Brokerage Co., Ltd. ("IFM SH")*	Sep 29, 2002	PRC	100%	Subsidiary	Real estate franchising
25	Chengdu Yize Real Estate Brokerage Co., Ltd. ("IFM CD")*	Sept 4,2003	PRC	100%	Subsidiary	Real estate franchising
26	Chengdu Yichuan Real Estate Brokerage Co., Ltd. ("Chengdu Yichuan")*	Jun 28, 2006	PRC	100%	Subsidiary	Real estate brokerage service
27	Sichuan Yidao Real Estate Brokerage Co., Ltd.("MMC CD")*	Mar 4, 2004	PRC	100%	Subsidiary	Real estate mortgage brokerage service
28	SG International Investments Limited ("Shanggu")*	Jan 25,2011	Cayman Islands	55%	Subsidiary	Investment holding
29	SG Strategic Investments (Hong Kong) Limited ("SG HK")*	Feb 23,2011	HK	55%	Subsidiary	Investment holding
30	Beijing SG New Century Consulting Service Company*	May 19,2011	PRC	55%	Subsidiary	Primary real estate agency service
31	Shenzhen Quancheng Management Services Co.Ltd	Oct 30,2012	PRC	100%	Subsidiary	Real estate brokerage service
32	Sichuan Ruichuan Real Estate Brokerage Co., Ltd. ("Sichuan Ruichuan")*	Nov 23,2011	PRC	100%	Subsidiary	Real estate brokerage service
33	Shanghai Xinjie Real Estate Agency Ltd.	Jan 6,2013	PRC	100%	Subsidiary	Real estate brokerage service
34	Beijing Anxin Chuangfu Property management Co. Ltd.	Sep 22,2013	PRC	100%	Subsidiary	Real estate brokerage service
35	Tianxi ("Shanghai") Investment Managements Ltd.	Mar 31,2014	PRC	100%	Subsidiary	Investment holding
36	Shanghai Ruifeng Investments Consultant Co., Ltd.	May 22,2014	PRC	100%	Subsidiary	Real estate brokerage service
37	Beijing Anxin Ruifeng Real Estate Brokerage Co., Limited	Jul 21,2014	PRC	100%	Subsidiary	Real estate brokerage service
38	Qingdao Kaisheng Jinglue Investment Consultants Ltd.	Dec 23,2014	PRC	55%	Subsidiary	Real estate mortgage brokerage service

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

*
—The subsidiaries marked with * were acquired by the Group through business combination.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

c)
Liquidity

        The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred a net loss of approximately RMB50.1 million for the year ended December 31, 2012, net loss of approximately RMB85.9 million for the year ended December 31, 2013, and net loss of approximately RMB109.4 million for the year ended December 31, 2014. The net cash used in operating activities was approximately RMB31.7 million for the year ended December 31, 2012, the net cash used in operating activities was approximately RMB34.6 million for the year ended December 31,2013, and the net cash used in operating activities was approximately RMB106.0 million for the year ended December 31, 2014. Accumulated deficit was RMB747.3 million and RMB856.2 million as of December 31, 2013 and 2014, respectively. The Group assesses its liquidity by considering its ability to generate cash to fund its operations, its ability to attract investors and its ability to borrow funds on favorable economic terms. Historically, the Group has relied principally on both operational sources of cash, as well as non-operational sources of financing, from related parties and outside investors, to fund its operations and capital expansion needs. Furthermore, the Company received gross proceeds of RMB557.5 million from its initial public offering on the New York Stock Exchange on January 28, 2010. Since then, the Group has utilized a significant amount of cash on hand and the proceeds from initial public offering to open more sales offices in Beijing, Shanghai, Shenzhen and Chengdu as the Group expanded its network of company-owned brokerage services throughout the first quarter of 2011, and to expand its mortgage management services and primary and commercial services throughout 2012 and 2013. The Group has reduced the number of sales offices from 321 as of December 31, 2012 to 260 as of December 31, 2013. In 2014, due to strategic alignment, the group has closed all company-owned brokerage sales offices in Shenzhen and Chengdu, and optimized the network in Beijing and Shanghai and the number of sales office was 111 as of December 31, 2014. As a result, the Group expects to incur less fixed costs for company-owned brokerage services with less sales offices and less sales staff. Accordingly, the Group's consolidated financial statements have been prepared on a going concern basis after taking into consideration at the afore-mentioned cost saving measures.

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

b)
Use of estimates

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group's consolidated financial statements mainly include the useful lives of property and equipment and intangible assets, allowance for doubtful accounts, allowance for loan impairment, valuation allowance of deferred tax assets, and purchase price allocation relating to business combinations as well as property and equipment and goodwill and intangible assets impairment assessment. In addition, the Group uses assumptions in the valuation model to estimate the fair value of share options granted. The Group bases its estimates of the carrying value of certain assets and liabilities on historical experience and on other various factors that they believe to be reasonable under the circumstances, when the carrying values are not readily available from other sources.

c)
Convenience translation

        Translations of balances in the consolidated statements of operations, consolidated balance sheets and consolidated statements of cash flows from RMB into United States dollars ("US$") as of and for the year ended December 31, 2014 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2046, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on December 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2014, or at any other rate.

d)
Cash and cash equivalents and cash in bank-time deposits

        Cash and cash equivalents consist of cash on hand, time deposit and structured deposits which are unrestricted as to withdrawal or use, and which have maturities of three months or less.

        Cash in bank-time deposits consist of time deposits with banks with maturities of more than three months and less than one year.

e)
Restricted cash

        The restricted cash relates to (i) initial sales deposits received from the property buyers on behalf of the property sellers during the purchase process, which are deposited into designated bank accounts,

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and (ii) cash proceeds related to National Advertising Fund (as defined in Note 2(k)) for marketing purposes on behalf of its franchisees. The total amount of restricted cash was approximately RMB13.2 million and RMB8.9 million as of December 31, 2013 and 2014, respectively.

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

h)
Intangible assets

        Intangible assets as of December 31, 2013 and 2014 consisted of:

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

        The Group reviews the carrying amounts of goodwill and other indefinite-lived intangible assets at November 30 each year to determine if such assets may be impaired. Goodwill impairment losses for the years ended December 31, 2012 and 2013 were RMB10.8 million and RMB20.4 million respectively. In 2014, we had no goodwill impairment losses. For indefinite-lived intangible assets, there is no impairment losses incurred for all the years presented.

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

Mortgage Management Services

        The Group provides mortgage management services, many of which are provided in connection with the company-owned brokerage services business. The mortgage management services income related to home mortgage loans and home equity loans is recognized when the mortgage loan funds are disbursed by banks to the customers. Commencing from the third quarter of 2010, the Group began to offer entrusted and mortgage credit loans to borrowers. Income for the entrusted and mortgage credit loans is recognized in the income statement over the lives of the loans, based on effective interest rates. The Group reviews the carrying amounts of entrusted and mortgage credit loans at each quarter end or more frequently if circumstances indicated impairment may have occurred. The Group did not incur any impairment losses on the entrusted and mortgage credit loans for the years ended December 31, 2012, 2013 and 2014.

        Since 2013 the Group's transaction volume and revenue amount generated from entrusted and mortgage credit loan services increased significantly by performing property refinancing activities, through which certain individuals offer loans to borrowers after receiving financing from the Group and then transfer such loans, entirely or partially to third party investors. The Group act as guarantors for such loans and remain responsible for the repayment of loans by the borrowers. The interest to investors to whom the loans are transferred is recognized as an operating cost over the lives of the loans, based on the effective interest rates.

Franchise Services

        The Group recognizes franchise fee revenue as earned. Franchise revenue includes initial franchise fees, which are generally non-refundable and recognized by the Group as revenue when all services or conditions relating to the initial franchise fee have been performed and the Group has fulfilled all its

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

commitments and obligations (generally when a franchisee commences its operations under the CENTURY 21® brand). Franchise revenue also consists of recurring franchise fees received from the Group's franchisees. The recurring franchise fees received are primarily based on the higher of a percentage of the franchisees' monthly gross income or a fixed minimum monthly amount. The recurring franchise fees are accrued as the underlying franchisee revenue is earned. For the years ended December 31, 2012, 2013 and 2014, the Group's initial franchise fees were RMB5.4 million, RMB2.5 million and RMB6.9 million, respectively. As of December 31, 2014, we had 720 franchised sales offices and 89 company-owned sales offices in operation, compared to 675 franchised sales offices and 250 company-owned sales offices in operation at the end of year 2013.

        The Group also collects marketing fees from its franchisees and utilizes such fees to fund advertising campaigns on behalf of its franchisees (known as NAF). The NAF collected from the franchisees are restricted cash and correspond to the policy on restricted cash (see Note 2(e)). Management fee income of NAF, which is 15% of marketing fees collected from franchisees, is recognized in proportion to the NAF spent during the reporting periods.

l)
Loans receivable and allowance for loans receivable

        Entrusted and mortgage credit loans provided to borrowers are reported at their outstanding principal balances net of any unearned income and unamortized deferred fees and costs. Loans transferred to investors are reported as loans payable at the outstanding principal net of any interest costs prepaid. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Based on management's initial intent and ability with regard to those loans, all the loans are held-for-investment and are classified as Loans receivables, net of unearned income on the Consolidated Balance Sheets, and the related cash flows are included within the cash flows from investing activities category in the Consolidated Statement of Cash Flows on the lines Loan issuance and Receipt of loan principals. Cash flows from the transfer of the loans and the redemption of the loan principals are included within the cash flows from financing activities category in the Consolidated Statement of Cash Flows on the lines Transfer of loan receivable and Repurchase of loan.

        Since 2013 the Group's transaction volume and revenue amount generated from entrusted and mortgage credit loan services increased significantly by property refinancing activities, through which certain individuals offer loans to borrowers after receiving financing from the Group and then transfer such loans, entirely or partially to third party investors. The Group act as guarantors for such loans and remain responsible for the repayment of loans by the borrowers. The Group treats the property refinancing activities as one continuing operating business of mortgage management services. Therefore, the cash flows related to these activities were included within the cash flows from operating activities category in the Consolidated Statement of Cash Flows on the lines Receipt of loan principals

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and Issuance/repurchase of loan. The cash flows associated with the property refinancing activities are presented as below (in RMB thousands):

For the year ended December 31,
2014
Cash flow from operating activities
Loan issuance through property refinancing activities	(398,092)
Receipt of loan principals through property refinancing activities	222,550
Transfer of loans through property refinancing activities	577,632
Repurchase of loans through property refinancing activities	(405,820)
Interests received from borrowers	42,330
Interests paid to investors	(16,783)
Cash flow from investing activities
Receipt of loan principals through original property refinancing activities	24,900
Cash flow from financing activities
Transfer of loans through original property refinancing activities	3,730
Repurchase of loans through original property refinancing activities	(22,180)

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

        We did not recognize any impairment of loans receivable for the years ended December 31, 2012, 2013 and 2014 as we have collected back all loans with no default so far.

m)
Deferred revenue

        Deferred revenue generally consists of advances of brokerage commissions from customers for company-owned brokerage services and advances received from customers for mortgage management services fees paid, and they are recognized and transferred to revenue when the mortgage loan funds are disbursed by banks to the customers.

n)
Advertising expenses

        Advertising costs are expensed as incurred. Advertising-related expenses, including promotional expenses and production costs of marketing materials, amounted to RMB25.2 million, RMB45.9 million and RMB26.4 million during the years ended December 31, 2012, 2013 and 2014, respectively.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2013 and 2014.

		Fair value measurement at reporting date using
Items	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	78,508,682	—	78,508,682	—
Contingent consideration payable	5,622,887	—	—	5,622,887

Total	84,131,569		78,508,682	5,622,887

		Fair value measurement at reporting date using
Items	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	14,555,504	—	14,555,504	—
Contingent consideration payable	5,622,887	—	—	5,622,887

Total	20,178,391	—	14,555,504	5,622,887

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contingent consideration payable

        The following summarizes the Group's contingent consideration payable as of December 31, 2014 (in RMB thousands).

Balance as of December 31, 2013	5,623
Settlements	—
Total gains or losses for the period	—

Balance as of December 31, 2014	5,623

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

        The fair value of contingent consideration was determined to be RMB5.6 million as of December 31, 2014.

        The following summarizes the net change in fair value recorded for the years ended December 31, 2013 and 2014 (in RMB thousands):

	Years ended December 31,
	2013	2014
Net change in fair value in contingent consideration	22,172	—
Net change in fair value in post-employees' options	(103)	52

Total net change in fair value	22,069	52

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

Assets Measured at Fair Value on a Nonrecurring Basis

        The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2014:

		Fair value measurement at reporting date using
Items	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Goodwill	83,558,503	—	—	83,558,503

Total	83,558,503	—	—	83,558,503

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired as a result of the Company's acquisition of interests in its subsidiaries. In 2014, we had no goodwill impairment losses. See Note 10—Goodwill.

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

        The Group reviews such for impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investments. The fair

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. The three equity method investments as of December 31, 2012, 2013 and 2014 were Xian, Fund Management Partnership and TianRe Fund I (see Note 7). No impairment losses were recorded for the year ended December 31, 2012, 2013 and 2014.

u)
Non-controlling interests

        In September 2009, the Group established a majority-owned subsidiary, namely BVMC, in which the Group owned an 85% equity interest. In October 2009, the Group established a majority-owned subsidiary, namely PRI, in which the Group owned a 70% equity interest.

        On June 14, 2011, the Company initially acquired 55% of the equity interest of Shanggu and will acquire another 35% between 2014 and 2019 at the seller's option which the Company does not control, which is considered a put right. The portion of the non-controlling interest that can be put to the Company is accounted for as a mandatorily redeemable security because redemption is outside of the Company's control and is reported in the mezzanine equity section as redeemable non-controlling interest. The exercise price of this put right is calculated using a formula based on the future net profits of Shanggu. The fair value of the non-controlling interest was calculated using a combination of a discounted cash flow model and market comparables of similar transactions and companies. Before June 30, 2014 when the non-controlling interest is not currently redeemable and it is probable that it will become redeemable, any subsequent changes in the redemption value will be recognized immediately as they occur with the carrying amount adjusted to the redemption value at the end of each reporting period. In the calculation of the Group's net income (loss) per share (notes 2(z) and 9). These adjustments to redemption value are calculated after allocating the net income or loss attributable to this non-controlling interest. These periodic adjustments are reflected only to the extent of any excess of the redemption value over fair value. Until being reclassified to permanent equity, no accretion was made.

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

        In April 2014, we entered into a supplemental agreement relating to the acquisition of Shanggu. Pursuant to the supplemental agreement, the put right of the non-controlling shareholder of Shanggu to require us to acquire another 35% of the equity interest of Shanggu between 2014 and 2019 was waived. As a result, the 35% non-controlling interest has been reclassified from temporary equity to permanent equity on the date the supplemental acquisition agreement was executed. Further more, we reserve the right to acquire an additional 5% equity interest in Shanggu. The call option to purchase 5% additional equity interests in Shanggu must be accounted for as a mark-to-market asset through earnings. Given the exercise price is expected to be the fair value of the 5% of equity interest of

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Shanggu at purchase time, we determined that the option is immaterial to the financial statement as a whole. Therefore, the call option was not recognized in the Balance Sheet of the Company.

        As of December 31, 2014, non-controlling interests are comprised of 15% of the net assets of BVMC held by Mr. Cai Yuxiang, 30% of the net assets of PRI held by Ms. Fang Na, 25% of the net assets of TianRe Co., Ltd. held by Everising and 45% of the net assets of Shanggu held by Mr. Wu Jiang.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain Tax Positions

        The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group's uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2014, the Group did not have any significant unrecognized uncertain tax positions.

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

        No statutory reserve fund appropriations were made for the year ended December 31, 2012, 2013 and 2014, as the surplus fund has reached 50% of the registered capital of the respective companies which had an accumulated after tax profits. No other reserve funds were made for all the years presented.

y)
Operating leases

        Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are expensed on a straight-line basis over the terms of the underlying lease.

z)
Net income (loss) per share and per ADS

        Basic net income /(loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the exercise of share options (using the treasury stock method) and the conversion of the convertible redeemable preferred shares (using the if-converted method). Ordinary shares equivalents are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive. Basic and diluted net income (loss) per ADS has been computed by multiplying the net income (loss) per share by 45, which is the number of shares represented by each ADS.

        The change in the carrying value of the redeemable NCI is reflected in the Group's net income (loss) per share. Periodic adjustments to recognize changes in redemption value are reflected in the Group's net income (loss) per share and per ADS only to the extent of any excess of the redemption value over initial fair value.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For the years ended December 31, 2012, 2013 and 2014, there was no comprehensive income for the Group.

bb)
Recent accounting pronouncements with impact on the financial statements of the Company

        The FASB issued Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the threshold for reporting discontinued operations and adds new disclosures. The new guidance defines a discontinued operation as a disposal that "represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results." The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. Entities may "early adopt" the guidance for new disposals. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

        On May 28, 2014, the FASB and IASB issued their long-awaited converged standard on the recognition of revenue from contracts with customers. The standard is intended to improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. The FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, the amendments supersede some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

        In August 2014, the FASB issued Presentation of Financial Statements—Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that this adoption will have a significant impact on our financial position, results of operations, or cash flows.

cc)
Correction to previously issued financial statements

        On June 15, 2011, the Company, through its wholly-owned subsidiary Genius National Investments Limited, acquired a 55% equity interest in Shanggu, and recorded goodwill of RMB128.7 million on its balance sheet. The Company performed annual goodwill impairment tests and recorded goodwill impairment losses of RMB10.8 million and RMB20.4 million for the years ended December 31, 2012 and 2013, respectively.

        In the second quarter of fiscal 2014, the Company discovered that a portion of goodwill impairment and amortization of intangible assets should be reclassified between controlling interest and non-controlling interest in the Company's Annual Report on Form 20-F for the year ended

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

December 31, 2012 and 2013. The Company assessed the materiality of this classification error under the guidance in ASC250-10 relating to the Securities and Exchange Commission's Staff Accounting Bulletin No. 99, Materiality, and concluded that the previously issued financial statements for the years ended December 31, 2012 and 2013 were not materially misstated taken as a whole from quantitative and qualitative perspectives. The impacted line items included redeemable non-controlling interest, accumulated deficit, non-controlling interest, net loss attributed to non-controlling interest, net loss attributed to IFM investments limited, basic and diluted net loss per share and basic and diluted net loss per ADS. The correction had no impact on the Company's total shareholders' equity, net revenue, net loss and cash flows.

        The effect of the revision on the line items within the previously issued consolidated financial statements of the Company is as follows (in RMB thousands, except per share and per ADS data):

	December 31, 2012		December 31, 2013
	As reported	As revised	As reported	As revised
Balance Sheets
Redeemable Non-controlling interest	69,430	53,752	67,161	42,779
Accumulated deficit	(691,891)	(674,134)	(774,911)	(747,285)
Non-controlling interest	9,304	7,225	8,650	5,406

	For the year ended December 31, 2012		For the year ended December 31, 2013
Operations data				—
Net (income)/loss attributed to non-controlling interest	(3,427)	2,094	2,923	12,792
Net loss attributable to IFM investments Limited	(53,511)	(47,990)	(83,020)	(73,151)
Net loss per share, basic and diluted	(0.08)	(0.07)	(0.12)	(0.11)
Net loss per ADS, basic and diluted	(3.61)	(3.23)	(5.59)	(4.93)

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

        The Group is exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. The Group manages such risk by evaluating the financial position and creditworthiness of such counterparties. As of December 31, 2013 and 2014, there were no significant concentrations of credit risk with any individual counterparty or group of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to the Group's diverse customer base.

d)
Foreign currency risk

        The RMB is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. Cash and cash equivalents of the Group denominated in US$ included aggregate amounts of US$0.6 million and US$0.2 million, as of December 31, 2013 and 2014, respectively.

4. ACCOUNTS RECEIVABLE

        The following summarizes the Group's accounts receivable as of December 31, 2013 and 2014 (in RMB thousands):

	December 31,
	2013	2014
Accounts receivable	191,043	164,281
Less: Allowance for doubtful accounts	(22,171)	(7,495)

	168,872	156,786

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

4. ACCOUNTS RECEIVABLE (Continued)

        The following table sets out the movements of the allowance for doubtful accounts for the years ended December 31, 2012, 2013 and 2014 (in RMB thousands):

	Years ended December 31,
	2012	2013	2014
Balance at beginning of the year	(15,536)	(17,333)	(22,171)
Charged to costs and expenses	(12,129)	(14,681)	(6,678)
Write-off of receivable balances and corresponding provisions	10,332	9,843	21,354

Balance at end of the year	(17,333)	(22,171)	(7,495)

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

        Based upon the analysis of credit losses and risk factors, since the Group offers entrusted and mortgage credit loans to qualified consumers with the terms ranging from two to twelve months, which are secured by mortgage properties, at an average loan-to-value ratio of approximately 50% as of December 31, 2014, these are considered as the portfolio segments—entrusted and mortgage loans. Since 2013 the Group's transaction volume and revenue amount generated from entrusted and mortgage credit loan services increased significantly by property refinancing activities, through which certain individuals offer loans to borrowers after receiving financing from the Group and then transfer such loans, entirely or partially to third party investors. The Group act as guarantors for such loans and remain responsible for the repayment of loans by the borrowers.

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

        The Group performs regular assessments on any potential losses associated with its entrusted and mortgage credit loans. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. No impairment of loans receivable was recognized for the years ended December 31, 2012, 2013 and 2014 as we have collected back all loans with no default so far.

        The following summarizes the Group's loans receivable as of December 31, 2013 and December 31, 2014 (in RMB thousands):

	December 31,
	2013	2014
Entrusted and mortgage credit loans	22,404	9,803
Loans through property refinancing activities	98,729	249,935

Less: Impairment	—	—

Loans receivable	121,133	259,738

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following (in RMB thousands):

	December 31,
	2013	2014
Prepaid rental	19,368	6,668
Staff advances and deposits	9,398	4,246
Prepayments to suppliers	5,384	5,208
Others	10,329	4,876

Total	44,479	20,998

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

7. EQUITY INVESTMENTS

        The following sets forth the changes in the Group's equity investments (in RMB thousands):

	Xian	Fund Management Partnership	Total
Balance as of December 31, 2012	155	12,986	13,141
Investments	—	—	—
Share of associates' income (losses)	(3)	2,077	2,074

Balance as of December 31, 2013	152	15,063	15,215

Investments	—	—	—
Share of associates' (losses) income	(131)	1,978	1,847

Balance as of December 31, 2014	21	17,041	17,062

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

        Fund Management Partnership does not have to be consolidated by the Company under either the VIE model-because Fund Management Partnership does not possess all the characteristics to be a VIE, or the voting interest model-because the limited partners have substantive participating rights. The Company uses the equity method to account for its investment in Fund Management Partnership. Since

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

7. EQUITY INVESTMENTS (Continued)

Fund Management Partnership controls TianRe Fund-I as the general partner, thus the Company uses the equity method to account for its investment in TianRe Fund-I.

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net, consisted of the following (in RMB thousands):

	December 31,
	2013	2014
Computers and software	42,226	17,131
Furniture, fixtures and equipment	21,055	7,441
Vehicles	6,077	5,636
Leasehold improvements	45,061	35,346
	114,419	65,554
Less: accumulated depreciation and amortization	(80,985)	(47,425)

Property and equipment, net	33,434	18,129

        For the years ended December 31, 2012, 2013 and 2014, depreciation and amortization expenses for property and equipment amounted to RMB22.7 million, RMB18.0 million and RMB16.3 million, respectively.

        The Group assessed the recoverability of the property and equipment by comparing the carrying value of the property and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. Where the fair value is lower than the carrying value, an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2012, 2013 and 2014.

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

income of Shanggu between July 2011 and June 2013. The contingent consideration payable will be marked to its fair value each reporting period through earnings. The Company re-measured the fair value of the contingent consideration and reduced the corresponding liability which resulted in a gain of RMB22.2 million for the year ended December 31, 2013 into its consolidated statements of operations. There was no fair value change for the year ended December 31, 2014 (in RMB thousands).

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

        The amortizable intangible assets have estimated useful lives of 7 years. Goodwill represents unidentifiable intangible assets, which is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill is attributable to the significant synergies expected to arise after the Company's acquisition of Shanggu. The Group has recorded an impairment loss on Shanggu business of RMB10.8 million and RMB20.4 million for the year ended December 31, 2012 and 2013. The Group had no impairment loss for the year ended December 31, 2014.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

9. BUSINESS COMBINATIONS (Continued)

        The following summarizes the Group's redeemable non-controlling interest as of December 31, 2013 and 2014 (in RMB thousands):

Balance as of December 31, 2012	53,752
Purchases, sales, issuances, and settlements (net)	—
Total losses for the period	(10,973)

Balance as of December 31, 2013	42,779
Reclassification	(42,779)
Balance as of December 31, 2014	—

        By December 31, 2011, the Company and the non-controlling interest shareholder, Mr. Wu Jiang, had made an additional capital contribution of RMB2.8 million and RMB2.4 million respectively to Shanggu in accordance with their voting interests at the time.

        Subsequent to the acquisition, as of December 31, 2013 and 2014, Shanggu had generated RMB112.7 million and RMB94.4 million in revenue from its primary agent service business. The net loss incurred was RMB6.5 million and RMB0.9 million for the year 2013 and 2014, respectively.

        In April, 2014, the Company entered into a supplemental acquisition agreement relating to Shanggu with Mr. Wu Jiang, the non-controlling shareholder of Shanggu. Pursuant to the supplemental agreement, (i) the put right of the seller (Note 2 (u)) to enforce the Company to acquire another 35% of the equity of Shanggu between 2014 and 2019 will be waived, (ii) Shanggu will pay dividends every half year according to the audited net profit after retaining operation cash of RMB10 million, and (iii) the Company reserves the right to acquire an additional 5% equity interest in Shanggu.

        Pursuant to the supplemental agreement, the 35% non-controlling interest has been reclassified from temporary equity to permanent equity on the date the supplemental acquisition agreement was executed.

        On April 1, 2014, Shanggu reached a dividend payment agreement with Mr. Wu Jiang, the non-controlling shareholder of Shanggu. Pursuant to the agreement, Shanggu paid dividend of approximately RMB5.9 million to Mr. Wu jiang in proportion to the number of shares he owned.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

10. GOODWILL

        The following summarizes the changes in goodwill allocated to the Group's reportable segments (Note 26) as of December 31, 2013 and 2014 (in RMB thousands):

	Company-Owned Brokerage Services	Franchise Services	Primary and Commercial Services	Total
Balance as of January 1, 2013	3,537	8,696	91,710	103,943
Acquisitions	—	—	—	—
Impairments	—	—	(20,384)	(20,384)
Balance as of December 31, 2013	3,537	8,696	71,326	83,559
Acquisitions	—	—	—	—
Impairments	—	—	—	—

Balance as of December 31, 2014	3,537	8,696	71,326	83,559

        The gross amount of goodwill as of December 31, 2013 and 2014 were RMB145.3 million and the accumulative impairment losses as of December 31, 2013 and 2014 were RMB61.8 million. However, there was no goodwill impairment loss for the year ended December 31, 2014.

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

11. INTANGIBLE ASSETS, NET

        The following summarizes the Group's intangible assets as of December 31, 2013 and 2014 (in RMB thousands):

	CENTURY 21® franchise rights	Customer relationships	Real estate listing databases	Trademark	Sub- franchisee base	Brand name	Mortgage credit license	Total
Cost	48,747	14,760	541	403	2,044	45,214	6,666	118,375
Accumulated amortization	(21,816)	(3,675)	(327)	(180)	(1,408)	—	(716)	(28,122)

Balance as of January 1, 2013	26,931	11,085	214	223	636	45,214	5,950	90,253
Additions	—	—	—	—	—	—	—	—
Amortization	(2,348)	(2,070)	(54)	(40)	(636)	—	(358)	(5,506)

Balance as of December 31, 2013	24,583	9,015	160	183	—	45,214	5,592	84,747
Additions	—	—	—	—	—	—	—	—
Amortization	(2,348)	(2,070)	(54)	(40)	—	—	(358)	(4,870)

Balance as of December 31, 2014	22,235	6,945	106	143	—	45,214	5,234	79,877

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

        The Group has recorded approximately RMB5.6 million, RMB5.5 million and RMB4.9 million of amortization for intangible assets for the years ended December 31, 2012, 2013 and 2014, respectively.

        Based on the Group's intangible assets subject to amortization, the annual estimated amortization expense related to the above intangible assets is as follows (in RMB thousands):

2015	4,869
2016	4,869
2017	4,869
2018	3,813
2019	2,706
Thereafter	13,537

Total	34,663

        Management has assessed the intangible assets for the year ended December 31, 2014 for any impairment and no impairment was recognized.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following (in RMB thousands):

	December 31,
	2013	2014
Salaries, commissions and welfare payable	146,307	104,996
Taxes payable	46,045	43,198
Royalty fees payable	718	855
Third party deposits	13,047	8,023
Professional fees payable	6,584	5,723
Property refinancing loan payable	86,210	239,572
Other current liabilities	29,123	27,009

Total	328,034	429,376

        Royalty fees payable relate to the Master Franchise Agreement entered into with Realogy. The royalty fees are determined based on the Group's franchise revenue for the periods.

13. DEFERRED REVENUE

        Cash received in advance on contracts is deferred and recognized when the services are rendered. The deferred revenue is primarily related to advances received from customers relating to brokerage commissions and initial franchise fees received from franchisees. The deferred revenue as of December 31, 2013 and 2014 were RMB19.9 million and RMB7.8 million, respectively.

14. LONG-TERM DEPOSITS PAYABLE

        The Group receives security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2013 and 2014 were RMB10.6 million, and RMB10.4 million respectively.

15. SHORT TERM LOAN

        We obtained short term loan from China Merchants Bank on September 29, 2014, with the total amount of RMB4.9 million. The duration of the short term loan was 6 months from September 29, 2014 to March 29, 2015, and the weighted average annual interest rate was 5.66%. The maturity of the loan has been extended to September 29, 2015 in March 2015.

16. INCOME TAXES

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

16. INCOME TAXES (Continued)

        The Company and IFM Co. are tax-exempted companies incorporated in the Cayman Islands. Genius is a tax-exempted company incorporated in the British Virgin Islands.

Taxation in Hong Kong

        CIR is subject to income tax rate 16.5% in 2012, 2013 and 2014.

        BVMC is subject to income tax rate of 16.5% in 2012, 2013 and 2014.

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

        As Shanghai Ruifeng and Anshijie are both registered in Shanghai Pu Dong New Area, and Shenzhen CIR is registered in Shenzhen special economic zone, they are subject to the preferential income tax rate of 15% according to the Foreign Investment and Foreign Enterprise Income Tax Law before 2008. From January 1, 2008 onwards, the income tax rate is to be increased progressively from 18% to 25% from 2008 to 2012, respectively. Accordingly, they are subject to income tax rate of 25% in 2012, 2013 and 2014, respectively.

        In October 2009, Beijing Huachuangxunjie Technology Co., Ltd., or Huachuang, obtained a Software Enterprise Certification which entitled it to exemption from corporate income tax in 2009 and 2010.

        In September 2011, Kudian obtained a Software Enterprise Certification which entitles it to exemption from CIT for the first two years in which it has taxable income and a 50% reduction in CIT for each of the following three years. 2011 is the first year with taxable income. For the years ended December 31, 2011 and 2012, Kudian is exempted for the income tax provision, and for the years ended December 31, 2013 and 2014, Kudian is 50% reduction for the income tax provision.

        The provision for income tax is as follows (in RMB thousands):

	Years ended December 31,
	2012	2013	2014
Income tax provision:
Current	8,484	3,289	3,469
Deferred	(5,771)	(5,621)	(9,146)

Total	2,713	(2,332)	(5,677)

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

16. INCOME TAXES (Continued)

        The following table presents the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities as of December 31, 2013 and 2014 (in RMB thousands):

	December 31,
	2013	2014
Current
Deferred tax assets:
Allowance for doubtful accounts	5,543	1,874
Deferred revenue	1,898	607
Accrued expense and payroll	39,266	27,121
Advertising expense	479	629
Net operating loss carry forwards	—	834

Total deferred tax assets	47,186	31,065
Less: valuation allowance	(37,556)	(16,628)

Net deferred tax assets—current	9,630	14,437

Non-current
Deferred tax assets:
Net operating loss carry forwards	144,678	186,252
Intangible assets and property and equipment	4,695	3,385

Total deferred tax assets	149,373	189,637
Less: valuation allowance	(149,373)	(186,071)

Net deferred tax assets—non-current	—	3,566

Deferred tax liabilities:
Intangible assets and property and equipment	(15,781)	(15,008)

Net deferred tax liabilities—non-current	(15,781)	(15,008)

        The Group made full valuation allowance against net deferred tax assets of all entities except for Shanggu and MMC BJ as of December 31, 2014. The Group evaluates a variety of factors in determining the amount of valuation allowance, including the Group's limited operating history, accumulated deficit, existence of taxable temporary differences and expected reversal periods. For Shanggu, the deferred tax assets mainly resulted from commission payable. Since the release of new real estate policies by government in late 2014 and early 2015 to enhance the growth of potential demands of real estate market, as well as implemention of cost reduction strategy, Shanggu anticipates that it is more likely than not to realize taxable income in 2015 without a corresponding valuation allowance. For MMC BJ, the deferred tax assets mainly resulted from tax losses carried-forward. Since 2013, entrusted and mortgage credit loan services have been improved by the focus on property refinancing activities. Therefore, MMC BJ is considered more likely than not to achieve taxable income in the near term. After considering both positive and negative evidence, it has been concluded that all deferred tax assets relating to MMC BJ, are more likely than not to be realized, starting from 2015 and no valuation allowance is needed.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

16. INCOME TAXES (Continued)

        The following table sets forth the movements of the valuation allowance for net deferred tax assets for the years presented (in RMB thousands):

	Years ended December 31,
	2012	2013	2014
Balance at beginning of the year	(152,872)	(168,142)	(186,929)
Write-back/(provision) for the year	(15,270)	(18,787)	(15,770)

Balance at end of the year	(168,142)	(186,929)	(202,699)

        The Group had total net operating losses carried forward as of December 31, 2012, 2013 and 2014 amounting to RMB518.4 million, RMB578.7 million and RMB748.3million respectively, which will expired between 2015 and 2019.

        The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2012, were to decrease net loss by RMB5.1 million and basic and diluted net loss per share by RMB0.01. The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2013, were to decrease net loss by RMB0.03 million and basic and diluted net loss per share by RMB0.00. The combined effects of the CIT exemption and tax rate reductions for the year ended December 31, 2014, were to decrease net loss by RMB0.3 million and basic and diluted net loss per share by RMB0.00.

        A reconciliation of income tax at the statutory income tax rate to the Group's effective tax rate is as follows:

	Years ended December 31,
	2012	2013	2014
Statutory income tax rates	(25.0)%	(25.0)%	(25.0)%
Effect of preferential tax rate	0.2%	0.0%	(0.3)%
Effect of income tax rate changes	0.0%	(2.3)%	0.0%
Changes in valuation allowance	31.2%	24.9%	15.4%
Effect of goodwill impairment loss	5.7%	5.8%	0.0%
Effect of fair value changes	(6.3)%	(6.2)%	0.0%
Others	(0.1)%	0.2%	5.0%

Effective tax rate	5.7%	(2.6)%	(4.9)%

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

        The Company's subsidiaries, except for Shanggu have determined that they have no present plan to declare and pay any dividend on their shares in the foreseeable future. The Group plans to continue to reinvest its subsidiaries' undistributed earnings in their operations in China in the foreseeable future.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

16. INCOME TAXES (Continued)

As of December 31, 2013 and 2014, the Company's subsidiaries were in a position of consolidated cumulative loss.

        According to Shanggu's acquisition agreement in 2011, Shanggu will declare and pay dividends based on the audited profit of Shanggu after retaining operation cash of RMB10.0 million. As of December 31, 2014, management intended to distribute earnings of Shanggu. Therefore, the undistributed earnings of Shanggu were subject to a 10% withholding tax and a deferred tax liability for associated withholding tax should be recorded as of December 31, 2014. As the undistributed earnings of Shanggu were nil as of December 31, 2014, deferred tax liabilities was nil as of December 31, 2014.

17. OTHER INCOME

        Other income for the year ended December 31, 2014 was RMB10.4 million, mainly representing a government grant in the form of a tax refund from the local government of the Group's operating entities located in Shanghai.

18. NET INCOME (LOSS) PER SHARE AND PER ADS

        The following table sets forth the computation of basic and diluted net income (loss) per ordinary share and ADS for the years ended December 31, 2012 ,2013 and 2014 (in RMB thousands, except per share and per ADS data):

	2012	2013	2014
Numerator:
Net income (loss) attributable to IFM Investments Limited	(47,990)	(73,151)	(108,924)
Numerator for basic and diluted net income (loss) per share	(47,990)	(73,151)	(108,924)

Denominator:
Weighted-average shares—basic	667,672	668,198	669,132
Potentially dilutive shares:
Preferred shares*	—	—	—
Options*	—	—	—
Weighted averages shares—diluted	667,672	668,198	669,132

Net income (loss) per share—basic	(0.07)	(0.11)	(0.16)

Net income (loss) per share—diluted	(0.07)	(0.11)	(0.16)

Net income (loss) per ADS—basic	(3.23)	(4.93)	(7.33)

Net income (loss) per ADS—diluted	(3.23)	(4.93)	(7.33)

        For the years ended December 31, 2012, 2013 and 2014, 39.1 million, 40.4 million and 38.6 million shares of stock options were not included in diluted EPS under the if-converted method, respectively, because to do so would have been anti-dilutive.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

19. TREASURY STOCK

        In August 2010, the Group's Board of Directors authorized an ADS repurchase program to repurchase up to US$20 million of the Company's ADSs (each ADS represents 45 ordinary shares). The Company completed the repurchase of 22,478,850 shares of its Class A ordinary shares for approximately US$6.3 million (approximately RMB39.7 million) as of December 31, 2011.

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

        The Board approved that the expiration dates of all outstanding and unexercised stock options granted under respective stock option agreements pursuant to the Company's amended and restated 2006 stock incentive plan are hereby extended to the fifth anniversary as of July 9, 2012. The Board also resolved that the exercise prices of all outstanding and unexercised stock options granted under respective stock option agreements pursuant to the Company's amended and restated 2006 stock incentive plan are hereby amended to US$1.18 per ADS, representing 100% of the 30-trading day volume weighted average price per ADS as of the date hereof, except that the exercise price of the outstanding and unexercised stock options granted to Donald Zhang is hereby amended to US$1.30 per ADS, representing 110% of 30-trading day volume weighted average price per ADS as of July 9, 2012. Accordingly, the incremental fair value of RMB1,930,000 was recorded in the consolidated statements of operation for the year ended December 31, 2012.

        Valuation Assumptions:    The Company estimated the fair value of share options using the Black-Scholes Option Pricing valuation model. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	Years ended December 31,
	2012	2013	2014
Expected volatility	58.8% - 60.3%	103.5%	—
Risk-free interest rate	1.17% - 1.27%	0.86%	—
Dividend yield	0.00%	0.00%	—
Expected term (in years)	3.5	3.5	—
Weighted average fair value of the underlying shares on the date of option grants (US$)	0.03	0.04	—

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

        Estimated Pre-vesting Forfeitures:    When estimating forfeitures, the Company considers both voluntary and company termination behavior.

        The following table summarizes the Group's share options activities for the years ended December 31, 2012, 2013 and 2014:

		Share options Outstanding
	Share options available	Number of Share options	Weighted Average Exercise Price (US$)
Balance as of December 31, 2011	7,417,416	40,482,739	0.15
Share options granted	(900,000)	900,000	0.03
Share options cancelled/forfeited	2,300,000	(2,300,000)	0.14

Balance as of December 31, 2012	8,817,416	39,082,739	0.02

Share options granted	(2,577,120)	2,577,120	0.04
Share options exercised	—	(1,245,334)	0.02

Balance as of December 31, 2013	6,240,296	40,414,525	0.02

Share options cancelled/forfeited	1,300,000	(1,300,000)	0.11
Share options exercised	—	(542,587)	0.02

Balance as of December 31, 2014	7,540,296	38,571,938	0.02

        The weighted-average grant date fair value of options granted for the years ended December 31, 2012 and 2013 was US$0.01 and US$0.03 per option, respectively and no options were granted in year 2014.The following table summarizes the weighted average remaining contractual life and exercise price for the share options outstanding and exercisable as of December 31, 2014:

	Share options Outstanding			Share options Exercisable
Range of Exercise Prices (US$)	Number of options outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price (US$)	Number of options outstanding	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price US($)
$0.023	19,494,818	2.52	0.02	19,494,818	2.52	0.02
$0.025	16,000,000	2.52	0.03	16,000,000	2.52	0.03
$0.034	500,000	2.67	0.03	333,333	2.67	0.03
$0.038	2,577,120	3.86	0.04	859,040	3.86	0.04

	38,571,938	2.61	0.03	36,687,191	2.55	0.02

        There were 37,766,073, 37,504,072 and 36,687,191 share options exercisable as of December 31, 2012, 2013 and 2014 respectively. The total fair value of options vested are US$302,691, US$300,296

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

21. SHARE-BASED COMPENSATION (Continued)

and US$309,261 (approximately RMB1,885,795, RMB1,817,902 and RMB1,918,841) as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the intrinsic value of outstanding and exercisable share options were nil.

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

        On November 21, 2011, the Company agreed with an ex-emplyee (Mr. Yung) that, subject to compliance of certain non-competition undertakings, his option agreement will remain effective as if he were an employee of the Company, including the terms regarding any option re-pricing or any extension of the exercise period from time to time. The Company accounted for this modification of the options on November 21, 2011 in accordance with the relevant stock compensation guidance. On July 9, 2012, the Group approved additional modification to the employees' outstanding options as of July 9, 2012 by decreasing the exercise prices to the current market value and extending the expiration date to fifth anniversary of the modification date. As a result, Mr. Yung's option was modified concurrently. Mr. Yung's options have been classified as liability and measured at fair value. Accordingly a liability of RMB1,705,239 was reclassified from additional paid in capital as other current liabilities in the consolidated balance sheet, and a decrease in fair value of RMB1,535,865 has been recorded, the liability is RMB169,374 as of December 31, 2012. In October 2013, Mr. Yung exercised 23% of his options, and the liability was decreased by approximately RMB50,000. The liability is RMB163,604 as of December 31, 2014.

        For the years ended December 31, 2012, 2013 and 2014, the Company recognized share-based compensation of approximately RMB3,465,000, RMB242,000 and RMB142,000, respectively. The amount of share based compensation was included in "Selling, general and administrative expenses in the Company's consolidated statements of operations.

        As of December 31, 2014, there was US$44,121 (approximately RMB273,753) of total unrecognized compensation cost related to non-vested share-based compensation granted under the plan. The cost is expected to be recognized over a weighted average period of1.82 years.

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

        The total contributions for such employee benefits were approximately RMB45.1 million, RMB55.5 million and RMB39.1 million for the years ended December 31, 2012, 2013 and 2014, respectively. Amounts accrued and included in salaries, commissions and welfare payable in the accompanying balance sheets were approximately RMB8.0 million, RMB10.4 million and RMB1.3 million as of December 31, 2012, 2013 and 2014, respectively.

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

b)
Operating lease commitments

        The Group has operating lease agreements principally for its administrative offices and real estate brokerage stores. These leases expire by 2015 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2012, 2013 and 2014 were RMB114.0 million, RMB125.4 million and RMB88.8 million, respectively.

        Future minimum lease payments under these non-cancellable operating lease agreements as of December 31, 2014 are as follows (in RMB thousands):

For the year ending December 31,
2015	44,657
2016	24,667
2017	18,422
2018	12,627
2019	2,420
2020	948

Total	103,741

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

23. COMMITMENTS AND CONTINGENCIES (Continued)

c)
Minimum Service Fees

        The Group is required to pay annual minimum service fees to Realogy for the licensing of the CENTURY 21® brand to 2025. The minimum service fees is the greater of the minimum of US$100,000 (approximately RMB620,460) or an amount calculated by multiplying US$500 (approximately RMB3,102) by the number of sales offices in the Group's CENTURY 21® franchise network. The minimum service fees for future years are as follows (in RMB thousands):

2014	620
2015	620
2016	620
2017	620
2018	620
Thereafter	3,257

Total	6,357

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

e)
Contingent Consideration payable

        The contingent consideration payable arose from the Company's business acquisition of SG International Investments Limited in the second quarter of 2011 and is measured at fair value. The contingent consideration payable as of December 31, 2014 was RMB5.6 million (US$0.9 million).

f)
Long-term Deposits Payable

        The Group receives security deposits from franchisees which are recorded as long-term deposits payable. These deposits are refundable at the end of the franchise agreement period if the franchisees do not breach the franchise agreements. The long-term deposits payable as of December 31, 2014 were RMB10.4 million (US$1.7 million).

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

        As of December 31, 2014, the Company owned 75% of the equity interests of TianRe Co., Ltd. and the remaining 25% equity interests were owned by Everising. The Company's wholly-owned subsidiary, IFM BJ Inv is a 75% limited partner in the Fund Management Partnership, with Everising as the other limited partner holding the remaining 25% equity interest.

        Refer to Note 7 for the related party transactions of the equity interests in TianRe Co., Ltd. and Fund Management Partnership. As of December 31, 2013 and 2014, the amounts due from/to related parties consisted of the following (in RMB thousands):

	December 31,
	2013	2014
Amounts due from related parties
Fund Management Partnership	141	236
Xian	—	—
Other	1	1

Total amounts due from related parties	142	237

Amounts due to related parties
Fund Management Partnership	32	11,532
Xian	250	250

Total amounts due to related parties	282	11,782

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

        The only accounting implication of the Deed is the put option granted to GLA, which was recorded as a liability and measured at fair value. The liability was RMB0.5 million and RMB0.5 million (US$0.1 million) as of December 31, 2013 and 2014, respectively.

25. VARIABLE INTEREST ENTITIES

        To comply with PRC laws and regulations, the Company conducts certain business in the PRC through its VIEs. On September 6, 2010, the Company established two entities in Beijing, China, Beijing Kaisheng Chuangfu Investment Management Company Ltd. ("Chuangfu"), and Beijing Huaxing Tianye Investment Management Company Ltd. (Huaxing) which are VIEs consolidated by the Company ("VIEs"). On January 25, 2011, the Company, through its VIEs, acquired a company based in Beijing with a license to offer mortgage credit loans with properties as collateral.

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

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

25. VARIABLE INTEREST ENTITIES (Continued)

        The following tables set forth the assets, liabilities, results of operations and cash flows of the consolidated VIEs (in thousands):

	2013 RMB	2014 RMB	2014 US$
Amounts due from related parties	98,591	102,330	16,493
Other current assets	132,350	281,128	45,309

Total current assets	230,941	383,458	61,802

Intangible assets, net	5,592	5,234	844

Total assets	236,533	388,692	62,646

Accounts payable	7	7	1
Accrued expenses and other current liabilities	90,985	241,835	38,977
Amounts due to related parties	64,529	66,604	10,735

Total current liabilities	155,521	308,446	49,713

Deferred tax liabilities	1,399	1,310	211

Total liabilities	156,920	309,756	49,924

	2012 RMB	2013 RMB	2014 RMB	2014 US$
Net revenue	4,293	11,586	36,988	5,961
Net income/(loss)	487	927	(677)	(109)

	2012 RMB	2013 RMB	2014 RMB	2014 US$
Net cash provided by (used in) operating activities	(24,636)	(20,480)	(6,144)	(990)
Net cash provided by (used in) investing activities	3,657	(38,901)	35,406	5,706
Net cash provided by (used in) financing activities:	38,000	18,450	(18,450)	(2,974)

Net (increase) decrease in cash and cash equivalents	17,021	(40,931)	10,812	1,742

        For all these VIE entities, as of December 31, 2014, the total assets of the consolidated VIEs mainly comprising loan receivable, prepaid expenses, other current assets and intangible assets, which was a mortgage credit license, there was no pledge or collateralization of these assets. As of December 31, 2014, the total liabilities of the consolidated VIEs mainly comprising accrued expenses and other current liabilities. There are no VIEs where the Company has a variable interest but is not the primary beneficiary. The balances and transactions of the consolidated VIEs were reflected in the Company's consolidated financial statements with intercompany transactions eliminated.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

25. VARIABLE INTEREST ENTITIES (Continued)

        The net cash used in operating activities in 2013 and the cash used in operating activities in 2014 were mainly resulted from the transactions with other subsidiaries within the Group and cash flows associated with property refinancing activities. Cash used in investing activities in 2014 was mainly the result of the net effect of providing and receiving repayment on mortgage credit loans. Cash provided by financing activities in 2014 was mainly the result of the net cash flow from the property refinancing activities.

        Unrecognized revenue-producing assets held by the VIE primarily include the customer relationships. Recognized revenue-producing assets held by the VIE include mortgage credit license, which was acquired upon the acquisition of the aforementioned company providing mortgage credit loan.

        Under contractual agreements with the Group, those employees of the Group who are shareholders of the VIEs are required to transfer their ownership in these entities to the Group, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Group at any time to repay the loans outstanding. The VIEs conferred an exclusive and irrevocable right to the Company that the Company can purchase all or part of the shares of the acquired company at a price of RMB1.0 at its own discretion under the Chinese law. Those employees of the Group who are shareholders of the VIEs have pledged their shares in the VIEs as collateral for the loans. As of December 31, 2014, the aggregate amount of these loans was RMB80.5 million (US$13.0 million).

        In accordance with the VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of the VIEs and their subsidiaries without any restrictions. Therefore, the Company considers that there is no asset in the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs except for registered capitals and PRC statutory reserves of the VIEs and the VIEs' subsidiaries amounting to RMB80.5 million and RMB80.5 million (US$13.0 million) as of December 31, 2013 and 2014, respectively. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs. Accordingly, the creditors of all the liabilities of Company's consolidated VIEs do not have recourse to the Company's general credit. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company will conduct certain business in the PRC through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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

        Equity pledge agreement among MMC BJ, Huaxing and Chuangfu, and the respective shareholders of Huaxing and Chuangfu (the "Guarantor"): Under this agreement the shareholders pledge to MMC BJ their equity interests in Huaxing and Chuangfu and Huaxing and Chuangfu pledge to MMC BJ their equity interests in Huijin to secure the performance of their obligations under Loan Agreements and Exclusive consulting and service agreement. The Guarantor confirms that they will waive their respective right of first refusal of the pledged equity interests under this agreement when MMC BJ exercising the Pledge and they will not transfer all or any part of the equity interests of Huaxing, Chuangfu and Huijin to any third party, place the existence of any pledge, guarantee or other security interest on such equity interests during the term of pledge, except for the consent adopted by MMC BJ and Guarantor. The Guarantor hereby irrevocably grants MMC BJ an irrevocable and exclusive right to purchase, or designate one or more persons (the "Designee") to purchase the equity interests in Huijin then held by Huaxing and/or Chuangfu in part or in whole at MMC BJ and Designee's sole and absolute discretion to the extent permitted by Chinese laws and at the price of 1 RMB Yuan. Unless MMC BJ waives Exclusive Purchase Right in writing, such right will exist permanently. The Guarantor further guarantee that without MMC BJ's prior written consent, other than normal business operation, the Guarantor shall not make any shareholders' decisions on disposal of the assets, business income or its beneficial interest of Huaxing, Chuangfu and Huijin; Without MMC BJ's prior written consent, the Guarantor shall not make any shareholders' decisions to permit Huaxing, Chuangfu and Huijin to bear any indebtedness, especially the loan. The Guarantor irrevocably grants MMC BJ exercising the whole shareholders' rights of Huaxing, Chuangfu and Huijin, appoint or impel MMC BJ to appoint the nominees of MMC BJ as the directors, senior manager and financial officer of Huaxing, Chuangfu and Huijin. The term of this agreement will not end until the obligations secured by the pledge are all fully fulfilled.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

25. VARIABLE INTEREST ENTITIES (Continued)

Risks associated with VIEs

        It is possible that the Company's operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. If such a finding were made, regulatory authorities with jurisdiction over the licensing and operation of such operations businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company's income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company's business operations, and have a materially adverse impact on the Company's cash flows, financial position and operating performance. The Company's management considers the possibility of such a finding by PRC regulatory authorities to be remote.

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

        It is possible that the Group's operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group's management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the MOFCOM released the Draft FIL. The Draft FIL, among other things, introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIL includes control through contractual arrangements within the definition of "actual control." If the Draft FIL, which is still subject to revisions or even overhauls from other regulatory authorities at the same level of MOFCOM as well as PRC legislative authorities, is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group's VIE arrangements, and as a result the Group's VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIL includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIL is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

25. VARIABLE INTEREST ENTITIES (Continued)

PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIL if it becomes effective, that the Group's operation of certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group's income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group's business operations, and have a severe adverse impact on the Group's cash flows, financial position and operating performance.

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

        The following tables summarize the selected revenue and expenses information for each reportable segment for the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31, 2012 (in RMB thousands)
	Company-Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	623,927	13,405	25,686	85,115	—	748,133
Commissions and other agent-related costs	(394,089)	(1,221)	(6,981)	(52,991)	—	(455,282)
Operating costs	(156,460)	(6,125)	(1,432)	(11,313)	—	(175,330)
Selling, general and administrative expenses	(85,970)	(7,993)	(10,873)	(12,049)	(60,590)	(177,475)
Goodwill impairment	—	—	—	(10,755)		(10,755)
Net fair value change	—	—	—	10,453	1,536	11,989
(Loss) income from operations	(12,592)	(1,934)	6,400	8,460	(59,054)	(58,720)
Net (loss) income	(6,405)	(1,930)	6,128	5,435	(53,312)	(50,084)

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

	Year ended December 31, 2013 (in RMB thousands)
	Company-Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	691,343	11,987	36,788	137,333	—	877,451
Commissions and other agent-related costs	(468,385)	(1,977)	(7,844)	(84,230)	—	(562,436)
Operating costs	(159,541)	(5,939)	(5,430)	(13,481)	(2)	(184,393)
Selling, general and administrative expenses	(124,079)	(9,014)	(13,237)	(19,076)	(68,659)	(234,065)
Goodwill impairment	—	—	—	(20,384)	—	(20,384)
Net fair value change	—	—	—	22,172	(103)	22,069
(Loss) income from operations	(60,662)	(4,943)	10,277	22,334	(68,764)	(101,758)
Net (loss) income	(53,914)	(4,924)	10,003	24,402	(61,510)	(85,943)

	Year ended December 31, 2014 (in RMB thousands)
	Company-Owned Brokerage Services	Franchise Services	Mortgage Management Services	Primary and Commercial Services	Non-allocated	Total
Revenue from external customers	363,881	18,012	56,548	96,193	—	534,634
Commissions and other agent-related costs	(252,792)	(4,477)	(8,264)	(76,449)	—	(341,982)
Operating costs	(116,528)	(6,308)	(19,586)	(6,514)	(2)	(148,938)
Selling, general and administrative expenses	(83,777)	(11,195)	(14,558)	(14,073)	(48,515)	(172,118)
Goodwill impairment	—	—	—	—	—	—
Net fair value change	—	—	—	—	52	52
Loss from operations	(89,216)	(3,968)	14,140	(843)	(48,465)	(128,352)
Net (loss) income	(79,339)	(3,852)	19,047	(305)	(44,949)	(109,398)

27. SUBSEQUENT EVENTS

        We obtained short term loan from China Merchants Bank on September 29, 2014, with the total amount of RMB4.9 million. The duration of the short term loan was 6 months from September 29, 2014 to March 29, 2015. The maturity of the loan has been extended to September 29, 2015 in March 2015.

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

regulations, the PRC subsidiaries are restricted in their ability, which restricted portion amounted to approximately RMB769.6 million and RMB740.3 million as of December 31, 2013 and 2014, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS

        The Company performed a test on the restricted net assets of consolidated subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2014 Therefore the separate condensed financial statements of the Company should be presented with the Company's investments in its subsidiary under the equity method of accounting.

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

        The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014.

        Operating expenses for the Company for the years ended December 31, 2012, 2013 and 2014 included share-based compensation as a result of the options granted to employees of the Company in 2012, 2013 and 2014. Total share-based compensation for the years ended December 31, 2012, 2013 and 2014 were approximately RMB3,465,000 RMB242,000 and RMB142,000 respectively.

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Financial information of parent company
Condensed Balance Sheets
(in thousands, except par value)

	December 31,
	2013 RMB	2014 RMB	2014 US$
			(Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	6,752	1,174	189
Restricted cash	—	—	—
Amounts due from subsidiaries, associates and related parties	125,847	128,046	20,637
Prepaid expenses and other current assets	868	771	125
Total current assets	133,467	129,991	20,951
Non-current assets:
Long-term investments	181,761	79,799	12,861

Total assets	315,228	209,790	33,812

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses and other current liabilities	3,962	3,461	557
Amounts due to subsidiaries, associates and related parties	11,890	15,658	2,524

Total liabilities	15,852	19,119	3,081

Shareholders' equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized, 668,759 and 669,233 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	4,946	4,946	798
Additional paid-in capital	1,036,120	1,036,336	167,027
Statutory reserves	5,595	5,595	902
Accumulated deficit	(747,285)	(856,209)	(137,996)

Total shareholders' equity	299,376	190,671	30,731

Total liabilities and shareholders' equity	315,228	209,790	33,812

IFM INVESTMENTS LIMITED

Notes to Consolidated Financial Statements (Continued)

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

29. ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS (Continued)

Financial information of parent company
Condensed Statements of Operations
(in thousands)

	Years Ended December 31,
	2012 RMB	2013 RMB	2014 RMB	2014 US$
				(Note 2(c))
Costs and expenses:
Selling, general and administrative expenses	(15,263)	(11,127)	(7,003)	(1,129)
Net change in fair value	1,536	(103)	52	8

Total costs and expenses	(13,727)	(11,230)	(6,951)	(1,121)

Loss from operations	(13,727)	(11,230)	(6,951)	(1,121)
Interest income	61	21	16	3
Foreign currency exchange gain loss	(48)	(87)	(27)	(4)

Loss before share of subsidiaries' and associates loss	(13,714)	(11,296)	(6,962)	(1,122)
Share of subsidiaries' and associates' loss	(34,276)	(61,855)	(101,962)	(16,433)

Net loss	(47,990)	(73,151)	(108,924)	(17,555)
Accretion of convertible redeemable preferred shares	—	—	—	—
Income allocated to participating preferred shareholders	—	—	—	—

Net loss attributable to ordinary shareholders	(47,990)	(73,151)	(108,924)	(17,555)

Condensed Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2012 RMB	2013 RMB	2014 RMB	2014 US$
				(Note 2(c))
Net cash used in operating activities	(12,525)	(14,777)	(5,667)	(913)
Net cash used in investing activities	—	—	—	—
Cash flow from financing activities:
Proceeds from issuance of ordinary shares upon exercise of share options	—	185	77	12
Net cash provided by financing activities	—	185	77	12
Effect of exchange rate changes on cash and cash equivalents	(102)	(109)	12	2

Net (decrease) increase in cash and cash equivalents	(12,627)	(14,701)	(5,578)	(899)
Cash and cash equivalents at the beginning of year	34,080	21,453	6,752	1,088

Cash and cash equivalents at the end of year	21,453	6,752	1,174	189